As filed with the Securities and Exchange Commission on October 1, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RESHAPE LIFESCIENCES INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	26-1828101
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18 Technology Dr., Suite 110

Irvine, California 92618

(949) 429-6680

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul F. Hickey

President and Chief Executive Officer

ReShape Lifesciences Inc.

18 Technology Dr., Suite 110

Irvine, California 92618

(949) 429-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brett Hanson, Esq. Emily Humbert, Esq. Fox Rothschild LLP 33 South Sixth Street, Suite 3600 Minneapolis, Minnesota 55402 (612) 607-7000	Venkat Nelabhotla Chief Executive Officer Vyome Therapeutics Inc. 100 Overlook Center, 2nd Floor Princeton, New Jersey 08540 (973) 832-8147	Marcelle S. Balcombe, Esq. Glenn Burlingame, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 (212) 930-9700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed proxy/information statement-prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy/information statement-prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION—DATED October 1, 2024

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

, 2024

Dear Stockholders of ReShape Lifesciences Inc. and Stockholders of Vyome Therapeutics Inc.:

As previously announced, the Boards of Directors of ReShape Lifesciences Inc. (“ReShape”) and Vyome Therapeutics, Inc. (“Vyome”) have unanimously approved a merger. On July 8, 2024, ReShape, Vyome, and Raider Lifesciences Inc., a Delaware corporation, and a direct, wholly owned subsidiary of ReShape (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape (the “Merger”). The combined company intends to change its name to Vyome Holdings, Inc. (the “Combined Company”) and will focus on Vyome’s business of advancing the development of its immuno-inflammatory assets and on identifying additional opportunities between the world-class Indian innovation corridor and the U.S. market.

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Vyome (“Vyome Common Stock”), and each share of preferred stock, par value $0.001 per share, of Vyome (together with the Vyome Common Stock, the “Vyome Shares”) issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to put-call option agreements with certain stockholders of Vyome and Vyome’s wholly-owned subsidiary Vyome Therapeutics Limited (“Vyome India”) who are located in India) will be converted into the right to receive a number of fully-paid and non-assessable shares of common stock of ReShape, $0.001 par value per share (a “ReShape Share”) according to a ratio determined at least 10 calendar days prior to the ReShape Special Meeting (the “Determination Date”) that will result in the holders of such Vyome Shares, together with holders of Vyome securities convertible into Vyome Shares, owning 88.9% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time, subject to adjustment based on ReShape’s actual net cash (calculated as set forth in the Merger Agreement and as described in more detail below) as of the Determination Date compared to a target net cash amount of $5 million (such ratio, the “Exchange Ratio”); provided that the shares to be received by certain stockholders of Vyome and Vyome India located in India shall be subject to the put-call option agreements with the Combined Company. Because the price of ReShape Shares will fluctuate between now and the Determination Date, ReShape’s actual net cash will not be known until the Determination Date, and the exact number of ReShape Shares to be issued in the Merger will not be fixed until the Determination Date, the value of the ReShape Shares to be received by Vyome stockholders in the Merger cannot be determined as of the date of this proxy/information statement-prospectus. We urge you to obtain current share price quotations for the ReShape Shares.

Simultaneously with the execution of the Merger Agreement, ReShape entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Ninjour Health International Limited, a company incorporated under the laws of the United Kingdom, which is an affiliate of Biorad Medisys Pvt. Ltd. (together, “Biorad”). Pursuant to the Asset Purchase Agreement, and subject to the satisfaction or waiver of the conditions specified therein, ReShape will sell substantially all of its assets (excluding cash) to Biorad, and Biorad will assume substantially all of ReShape’s liabilities, for a purchase price of $5.16 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024 (the “Asset Sale”). Biorad is party to a previously disclosed exclusive license agreement, dated September 19, 2023, with ReShape for ReShape’s Obalon® Gastric Balloon System.

Shares of ReShape common stock are currently listed on The Nasdaq Capital Market under the symbol “RSLS.” In order to continue the listing of the shares of common stock of the combined company on The Nasdaq Capital Market following the closing of the merger, the combined company must meet the Nasdaq initial listing standards and Nasdaq must approve an initial listing application that ReShape will file with Nasdaq for the combined company pursuant to Nasdaq’s rules relating to reverse mergers. The initial listing application is expected to be filed prior to the effectiveness of the registration statement of which the accompanying proxy/information statement-prospectus forms a part. However, there can be no assurance as to when the application will be considered by Nasdaq or whether the application will be approved by Nasdaq before the special meeting of ReShape’s stockholders described below. Assuming the application is approved, ReShape expects the shares of the common stock of the combined company to trade on The Nasdaq Capital Market under the symbol “HIND.” On [•], 2024, the last trading day before the date of the accompanying proxy/information statement-prospectus, the closing sale price of ReShape’s common stock on The Nasdaq Capital Market was $[•] per share. In order to meet the Nasdaq listing requirements, as described in more detail in the accompanying proxy/information statement-prospectus, ReShape will be required to have, among other things, a $4.00 per share minimum market price upon the closing of the merger.

To obtain the approvals of the ReShape stockholders required in connection with the Merger, ReShape will hold a special meeting of its stockholders (the “ReShape Special Meeting”). The ReShape Special Meeting will be held virtually via live webcast. There will not be a physical meeting location. You or your proxyholder will be able to attend the ReShape Special Meeting online and vote your shares electronically by visiting www.virtualshareholdermeeting.com/RSLS2024SM. You will need to have your 16-Digit Control Number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) to join and vote at the ReShape Special Meeting. Regardless of whether you plan to attend the ReShape Special Meeting, we encourage you to vote your shares now by mail, by telephone or through the Internet by following the procedures outlined below.

At the ReShape Special Meeting, ReShape stockholders will be asked to consider and vote on, among other things, the issuance of ReShape Shares in connection with the Merger (the “ReShape Share Issuance Proposal”) and the sale of substantially all of ReShape’s assets in connection with the Asset Sale (the “ReShape Asset Sale Proposal”).

Under the terms of the Delaware General Corporation Law and the certificate of incorporation of Vyome, stockholders of Vyome holding in excess of a majority of the voting shares have acted by written consent to approve and adopt the Merger and the Merger Agreement. The foregoing written consent became effective on July 24, 2024. Accordingly, the approval of any other shareholder of Vyome for the Merger is not required and Vyome is not requesting a vote on this matter, and unless such shareholders dissent and seek appraisal, they will be entitled to receive their pro rata share of the merger consideration upon consummation of the merger. Accordingly, no meeting of the stockholders of Vyome is required to consider and vote on, among other things, a proposal to adopt the Merger Agreement.

We cannot consummate the Merger and ReShape cannot consummate the Asset Sale unless the stockholders of ReShape approve the ReShape Share Issuance Proposal and the ReShape Asset Sale Proposal, each as described herein. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend either the ReShape Special Meeting virtually, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the ReShape Special Meeting.

The ReShape Board of Directors has carefully considered and unanimously approved the Merger Agreement and the Asset Purchase Agreement and determined that the Merger Agreement, the Asset Purchase Agreement and the transactions contemplated thereby, including the Merger and the Asset Sale, are advisable and in the best interests of ReShape and its stockholders. The ReShape Board of Directors unanimously recommends that ReShape stockholders vote “FOR” the ReShape Share Issuance Proposal, “FOR” the ReShape Asset Sale Proposal and “FOR” each of the other proposals to be considered at the ReShape Special Meeting and described in the accompanying proxy/information statement-prospectus.

The obligations of ReShape and Vyome to consummate the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement, including receipt of stockholder approval for the required proposals described above. The accompanying proxy/information statement-prospectus contains detailed information about ReShape, Vyome, the ReShape Special Meeting, the merger agreement, the merger and the other business to be considered by the ReShape stockholders at the ReShape Special Meeting. ReShape and Vyome encourage you to read the accompanying proxy/information statement-prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 21 of the accompanying proxy/information statement-prospectus for a discussion of the risks you should consider in evaluating the merger and how it will affect you.

On behalf of the ReShape Board and the Vyome Board, thank you for your consideration and continued support.

Paul F. Hickey President, Chief Executive Officer and Director ReShape Lifesciences Inc.	Venkat Nelabhotla Chief Executive Officer and Director Vyome Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the securities to be issued in connection with the merger or any other transaction described in the accompanying proxy/information statement-prospectus or passed upon the adequacy or accuracy of the disclosure in the accompanying proxy/information statement-prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy/information statement-prospectus is dated __________, 2024 and is first being mailed to the ReShape stockholders and Vyome stockholders on or about __________, 2024.

ADDITIONAL INFORMATION

This proxy/information statement-prospectus forms a part of a registration statement on Form S-4 filed by ReShape with the SEC. It constitutes a prospectus of ReShape under Section 5 of the Securities Act of 1933, as amended, and the rules and regulations thereunder, with respect to the shares of ReShape common stock of to be issued in the merger. In addition, it constitutes a proxy statement under Section 14(a) of the Exchange Act of 1934, as amended, and the rules and regulations thereunder, and a notice of meeting with respect to the ReShape special meeting. It also constitutes an information statement of Vyome. ReShape has supplied all information contained in this proxy/information statement-prospectus relating to ReShape and Vyome has supplied all information contained in this proxy/information statement-prospectus relating to Vyome.

If you would like to request documents from ReShape or Vyome, please send a request in writing or by telephone to the appropriate company at the following addresses and telephone numbers:

ReShape Lifesciences Inc.
18 Technology Dr., Suite 110
Irvine, California 92618
Attention: Investor Relations
Telephone: (949) 429-6680
https://ir.reshapelifesciences.com/

or

Innisfree M&A Incorporated
Banks and Brokers Call: (877) 750-8310
Stockholders Call Toll Free: (212) 750-5833

Vyome Therapeutics Inc. 100 Overlook Center, 2nd Floor Princeton, New Jersey 08540 Attention: Investor Relations (973) 832-8147 https://www.vyometx.com/Contact-info.html

ReShape stockholders and Vyome stockholders may also consult the websites of ReShape or Vyome for more information concerning the merger and other transactions described in the accompanying proxy/information statement-prospectus. The website of ReShape is www.reshapelifesciences.com and the website of Vyome is www.vyometx.com. Information included on these websites is not incorporated by reference into the accompanying proxy/information statement-prospectus.

If you would like to request any documents, you must do so by __________, 2024, in order to receive them before the special meetings.

Please also see “Where You Can Find More Information” beginning on page [•] of the accompanying proxy/information statement-prospectus.

On September 23, 2024, at the commencement of trading, ReShape effected a 1-for-58 reverse stock split of its common stock. Accordingly, all ReShape share and per share amounts for the periods presented in this proxy/information statement-prospectus have been adjusted retroactively, where applicable, to reflect the reverse stock split. This proxy/information statement-prospectus does not reflect any adjustments for the additional proposed reverse stock split of ReShape’s common stock that ReShape is requesting its stockholders approve, as set forth in ReShape Proposal No. 4 below,because it is uncertain whether such reverse stock split, if approved, will be effected.

RESHAPE LIFESCIENCES INC.

18 Technology Drive, Suite 110

Irvine, California 92618

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2024

To the Stockholders of ReShape Lifesciences Inc.:

We cordially invite you to attend a special meeting of the stockholders of ReShape Lifesciences Inc. (“ReShape”) being held virtually at www.virtualshareholdermeeting.com/RSLS2024SM in connection with a proposed merger with Vyome Therapeutics, Inc. (“Vyome”). On July 8, 2024, ReShape, Vyome and Raider Lifesciences Inc., a wholly owned subsidiary of ReShape (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Vyome, with Vyome surviving as a subsidiary of ReShape (the “Merger”). Simultaneously with the execution of the Merger Agreement, ReShape entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Ninjour Health International Limited, a company incorporated under the laws of the United Kingdom, which is an affiliate of Biorad Medisys Pvt. Ltd. (together, “Biorad”). Pursuant to the Asset Purchase Agreement, and subject to the satisfaction or waiver of the conditions specified therein, ReShape will sell substantially all of its assets (excluding cash) to Biorad, and Biorad will assume substantially all of ReShape’s liabilities, for a purchase price of $5.16 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024 (the “Asset Sale”).

The special meeting will be held at            Eastern time on                     , 2024 and will be conducted as a virtual meeting via the internet at www.virtualshareholdermeeting.com/RSLS2024SM (the “ReShape Special Meeting”). There will not be a physical meeting location. You or your proxyholder will be able to attend the ReShape Special Meeting online and vote your shares electronically by visiting www.virtualshareholdermeeting.com/RSLS2024SM. At the ReShape Special Meeting, you will be asked to consider and vote upon the following proposals:

1.ReShape Share Issuance Proposal. To approve the issuance of shares of common stock, par value $0.001 per share, of ReShape (“ReShape Shares”) in connection with the Merger (the “ReShape Share Issuance Proposal”);
2.ReShape Asset Sale Proposal. To approve the sale of substantially all of ReShape’s assets pursuant to the Asset Purchase Agreement (the “ReShape Asset Sale Proposal”);
3.ReShape Charter Amendment Proposal. To approve and adopt, assuming the ReShape Share Issuance Proposal and the ReShape Asset Sale Proposal are adopted, the proposed amendments to Article VI (for the proposed board composition of the Combined Company) of ReShape’s certificate of incorporation, a copy of which is attached to this proxy/information statement-prospectus as Annex D, which, if approved, would take effect substantially concurrently with the Effective Time (as defined under the Merger Agreement) (the “ReShape Charter Amendment Proposal”);
4.ReShape Reverse Stock Split Proposal. To approve the authorization of ReShape’s Board of Directors, in its discretion but in no event later than the one year anniversary of the ReShape Special Meeting, to amend ReShape’s Restated Certificate of Incorporation, as amended, to effect a reverse stock split of ReShape’s common stock, at a ratio in the range of 1-for-[•] to 1-for-[•], such ratio to be determined by the Board of Directors and included in a public announcement (the “ReShape Reverse Stock Split Proposal”);
5.ReShape Golden Parachute Compensation Proposal. To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to ReShape’s President and Chief Executive Officer in connection with the Merger and the Asset Sale (the “ReShape Golden Parachute Compensation Proposal”); and

6.ReShape Adjournment Proposal. To approve adjournments of the ReShape Special Meeting from time to time, if necessary or appropriate to solicit additional proxies in favor of the ReShape Merger Proposal, ReShape Asset Sale Proposal, ReShape Charter Amendment Proposal or ReShape Reverse Stock Split Proposal if there are insufficient votes at the time of such adjournment to approve such proposal (the “ReShape Adjournment Proposal”).

The approval by ReShape stockholders of the ReShape Share Issuance Proposal and the ReShape Charter Amendment Proposal are conditions to the consummation of the Merger and the approval by the ReShape stockholders of the ReShape Asset Sale Proposal is a condition to the consummation of the Asset Sale. Because each of the Merger and the Asset Sale are conditioned upon the other transaction being consummated, neither transaction may be completed if the proposals required for the consummation of both transactions are not approved. The approval of the ReShape Golden Parachute Compensation Proposal and ReShape Adjournment Proposal is not required for the consummation of the Merger or the Asset Sale. The ReShape Reverse Stock Split Proposal is not expressly a condition to the consummation of the Merger or the Asset Sale, but ReShape, if necessary, may be required to effect the proposed reverse stock split in order to meet the applicable Nasdaq requirements for the Combined Company to be listed on Nasdaq upon the completion of the Merger. The ReShape Board of Directors (the “ReShape Board”) is not aware of any other business to be acted upon at the ReShape Special Meeting.

Please refer to the accompanying proxy/information statement-prospectus for further information with respect to the business to be transacted at the ReShape Special Meeting.

The ReShape Board has set                     , 2024 as the record date for the ReShape Special Meeting. Only holders of record of ReShape Shares as of 5:00 p.m. U.S. Eastern Time on                     , 2024 will be entitled to notice of and to vote at the ReShape Special Meeting and any adjournments thereof. Any stockholder entitled to attend and vote at the ReShape Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of ReShape Shares.

To be approved, the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal and the ReShape Adjournment Proposal require the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively thereon at the ReShape Special Meeting and the ReShape Asset Sale Proposal and ReShape Charter Amendment Proposal require the affirmative vote of the holders of a majority of the outstanding shares of common stock of ReShape.

The failure of any stockholder of record of ReShape to submit a signed proxy card, grant a proxy electronically over the Internet or by telephone or to vote in person by ballot at the ReShape Special Meeting will have the same effect as a vote “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal, but will not have an effect on the outcome of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or ReShape Adjournment Proposal. An abstention will have no effect on the outcome of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or the ReShape Adjournment Proposal, but will have the same effect as a vote cast “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal. If you hold your ReShape Shares in “street name” through a bank, broker, or other nominee and you do not instruct your bank, broker, or other nominee on how to vote your shares, your bank, broker, or other nominee will not be permitted to vote your shares on any of the ReShape Proposals, which will have no effect on the outcome of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or the ReShape Adjournment Proposal, but will have the same effect as a vote cast “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal.

Your vote is very important. Whether or not you expect to attend the ReShape Special Meeting virtually, we urge you to submit your proxy with respect to your ReShape Shares as promptly as possible by: (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, to ensure that your ReShape Shares are represented and voted at the ReShape Special Meeting. Submitting a proxy now will not prevent you from being able to vote virtually at the ReShape Special Meeting. If your ReShape Shares are held in “street name” in the name of a bank, broker, or other nominee, please follow the instructions on the voting instruction form furnished by your bank, broker, or other nominee.

The ReShape Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the issuance of ReShape Shares, and has determined that the Merger Agreement and the Merger, including the issuance of ReShape Shares, and the Asset Purchase Agreement and the Asset Sale, are advisable, fair to, and in the best interests of ReShape and its stockholders. The ReShape Board unanimously recommends that you vote “FOR” the ReShape Share Issuance Proposal, “FOR” the

ReShape Asset Sale Proposal, “FOR” the ReShape Charter Amendment Proposal, “FOR” the ReShape Reverse Stock Split Proposal, “FOR” the ReShape Golden Parachute Compensation Proposal and “FOR” the ReShape Adjournment Proposal.

By Order of the Board of Directors,

Paul F. Hickey Chief Executive Officer

Irvine, California , 2024

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE RESHAPE SPECIAL MEETING VIRTUALLY, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED RESHAPE PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE RESHAPE SPECIAL MEETING AND WISH TO VOTE YOUR RESHAPE SHARES VIRTUALLY, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE SPECIAL MEETING. You may revoke your proxy or change your vote at any time before the polls close at the ReShape Special Meeting. If your ReShape Shares are held in “street name” in the name of a bank, broker, or other nominee, please follow the instructions on the voting instruction form furnished to you by such bank, broker, or other nominee.

We urge you to read the accompanying proxy/information statement-prospectus including all documents incorporated by reference into the proxy/information statement-prospectus and its annexes and exhibits carefully and in their entirety. If you have any questions concerning the Merger Agreement, the Merger, the Asset Purchase Agreement, the Asset Sale, the ReShape Proposals, the ReShape Special Meeting or the accompanying proxy/information statement-prospectus, would like additional copies of the accompanying proxy/information statement-prospectus or need help voting your ReShape Shares, please contact:

Innisfree M&A Incorporated

Banks and Brokers Call: (877) 750-8310

Stockholders Call Toll Free: (212) 750-5833

or

ReShape Lifesciences Inc.

18 Technology Dr., Suite 110

Irvine, California 92618

Attention: Investor Relations

Telephone: (949) 429-6680

https://ir.reshapelifesciences.com/

VYOME THERAPEUTICS INC.

100 Overlook Center, 2nd Floor

Princeton, New Jersey 08540

APPROVAL OF THE MERGER BY VYOME STOCKHOLDERS

Vyome has obtained stockholder approval of the merger and adoption of the merger agreement. Under applicable Delaware General Corporation Law, or the DGCL, and Vyome’s certificate of incorporation, no further vote or consent of any other stockholder of Vyome is necessary to approve the merger and adopt the merger agreement. Accordingly, Vyome is not soliciting any stockholder votes or consents by this information statement/ prospectus.

VYOME IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND VYOME A PROXY.

Approval of Merger and Merger Agreement

By way of a unanimous consent of the board of directors of Vyome dated July 2, 2024, the Vyome board of directors approved and adopted the Merger and the Merger Agreement and determined that the Merger and the Merger Agreement are in the best interests of Vyome and its stockholders. Vyome’s board of directors also recommended that the stockholders of Vyome authorize, adopt and approve the merger and merger agreement. Pursuant to Vyome’s certificate of incorporation and applicable law, the holders of Vyome common stock are entitled to one vote per share on all matters voted upon by Vyome stockholders. On July 24, 2024, stockholders representing in excess of the requisite number of shares of Vyome voting capital stock required under Delaware law to approve the Merger, executed and delivered written consents approving the Merger and adopting the Merger Agreement. As of that date, Vyome had outstanding 1,893,120_shares of common stock, 1,078,560 shares of Series Seed Preferred Stock, 2,592,080 shares of Series A Preferred Stock, 965,200 shares of Series B Preferred Stock, 1,480,560 shares of Series B-1 Preferred Stock, 4,432,880 shares of Series C Preferred Stock, 530,040 shares of Series C-1 Preferred Stock and 4,112,481 shares of Series D Preferred Stock, which vote together and represents the right to 17,084,921 votes. As of the date of execution, the holders executing the written consent represented approximately 70.75% of the outstanding Vyome voting capital stock.

As a result, in accordance with the DGCL and Vyome’s certificate of incorporation, the Merger and the Merger Agreement were approved and adopted by the requisite holders of the outstanding shares of capital stock of Vyome entitled to vote on this matter.

Notice Under Section 228 of the DGCL

This information statement/prospectus serves as notice to Vyome stockholders pursuant to Section 228(e) of the DGCL of the approval of the Merger and the Merger Agreement by less than unanimous consent of stockholders.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy/information statement-prospectus contains certain forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “position,” “predict,” “potential,” “opportunity” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the Merger; the ability of the parties to complete the Merger considering the various closing conditions; the composition of the Combined Company Board; the financial profile of the Combined Company following consummation of the Merger; the market opportunity; the expected benefits of the Merger; the competitive ability and position of the Combined Company; the strategy of the Combined Company; the expected cash position of the Combined Company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from ReShape’s and Vyome’s plans, estimates or expectations could include, but are not limited to:

●	ReShape may be unable to obtain stockholder approval as required to consummate the Merger;
●	Conditions to the closing of the Merger including obtaining approval of the Nasdaq Filings may not be satisfied;
●	The Merger may involve unexpected costs, liabilities, or delays;
●	The effect of the announcement of the Merger on the ability of ReShape or Vyome to retain and hire key personnel and maintain relationships with customers, suppliers, and others with whom ReShape or Vyome does business, or on ReShape’s or Vyome’s operating results, current plans, operations, and business generally;
●	ReShape’s or Vyome’s respective businesses may suffer as a result of uncertainty surrounding the Merger and disruption of management’s attention due to the Merger;
●	The outcome of any legal proceedings related to the Merger;
●	ReShape or Vyome may be adversely affected by other economic, industry, business, and/or competitive factors;
●	The occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement;
●	Risks that the anticipated benefits of the Merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected;
●	The impact of legislative, regulatory, competitive, and technological changes;
●	Expectations for ongoing and future clinical trials, the timing, and potential outcomes of clinical studies and interactions with regulatory authorities;
●	The amount of any costs, fees, expenses, impairments, and charges related to the Merger;
●	Changes in the anticipated tax treatment of the Merger;
●	The impact of ReShape stockholders having a reduced ownership and voting interest after the Merger and less influence over management;
●	The uncertainty of the value of the Merger Consideration that Vyome stockholders would receive in the Merger due to the floating Exchange Ratio and a potential fluctuation in the market price of ReShape Shares;

ii

●	The possibility of changes in circumstances between the date of the signing of the Merger Agreement and the consummation of the Merger that is not reflected in the fairness opinion obtained by the ReShape Board;
●	The effect of restrictions placed on ReShape’s and Vyome’s business activities and the limitations on ReShape’s and Vyome’s ability to pursue alternatives to the Merger pursuant to the Merger Agreement;
●	The possibility of actual results of operations, cash flows and financial position following completion of the Merger materially differing from the unaudited pro forma condensed combined financial information contained in this proxy/information statement-prospectus; and
●	Other risks to the consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all.

A detailed discussion of risks related to the Merger, the Combined Company’s business, Vyome’s business and ReShape’s business is included above under the heading “Risk Factors” beginning on page [•] of this proxy/information statement-prospectus. Actual results may differ materially from those projected in the forward looking statements. Any forward looking statements in this proxy/information statement-prospectus are only made as of the date of this proxy/information statement-prospectus, unless otherwise specified, and, except as required by law, neither Vyome nor ReShape undertakes any obligation to update or revise any forward looking statements. See “Where You Can Find More Information” beginning on page [•] of this proxy/information statement-prospectus.

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE

AND THE SPECIAL MEETINGS

The following are brief answers to certain questions that you may have regarding the Merger Agreement, the Merger, the issuance of ReShape Shares in connection with the Merger, the Asset Purchase Agreement and the Asset Sale, the ReShape Special Meeting, and the Merger Consideration (each as defined below). You are urged to read carefully this entire proxy/information statement-prospectus and additional important information contained in the annexes and exhibits to, and the documents incorporated by reference into, this proxy/information statement-prospectus because the information in this section may not provide all of the information that might be important to you in determining how to vote. See “Where You Can Find More Information” beginning on page [•] in this proxy/information statement-prospectus.

Q:What is the proposed Merger?

A:

On July 8, 2024, ReShape, Vyome, and Merger Sub, entered into the Merger Agreement. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape.

At the Effective Time of the Merger, each Vyome Share issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain stockholders of Vyome and Vyome India who are located in India) will be converted into the right to receive a number of fully-paid and non-assessable ReShape Shares according to an Exchange Ratio determined at least 10 calendar days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares, together with holders of Vyome securities convertible into Vyome Shares, owning 88.9% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time, subject to adjustment based on ReShape’s actual net cash as of the determination date compared to a target net cash amount of $5 million; provided that the shares to be received by certain stockholders of Vyome and Vyome India located in India shall be subject to put-call option agreements with the Combined Company.

The Merger Agreement provides that, at the Effective Time, each outstanding warrant, stock option, restricted stock award, stock grant or other equity award to purchase capital stock of Vyome will be converted into warrants or equity awards to purchase a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome warrant or equity award multiplied by the Exchange Ratio, with an exercise price, in the case of warrants and stock options, equal to the exercise price of such Vyome warrant or option divided by the Exchange Ratio. The exercise price and number of shares will be determined in a manner consistent with the requirements of Section 409A, and as applicable, Section 424(a) of the Internal Revenue Code (the “Code”), and the applicable regulations promulgated thereunder.

Q:What is the proposed Asset Sale?

A:

Because the combined company intends to focus on Vyome’s business of advancing the development of its immuno-inflammatory assets and on identifying additional opportunities between the world-class Indian innovation corridor and the U.S. market, ReShape sought to maximize the value to its stockholders by selling its assets. Therefore, simultaneously with the execution of the Merger Agreement, ReShape entered into the Asset Purchase Agreement with Biorad. Pursuant to the Asset Purchase Agreement, and subject to the satisfaction or waiver of the conditions specified therein, ReShape will sell substantially all of its assets (excluding cash) to Biorad, and Biorad will assume substantially all of ReShape’s liabilities, for a purchase price of $5.16 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024. Biorad is party to a previously disclosed exclusive license agreement, dated September 19, 2023, with ReShape for ReShape’s Obalon® Gastric Balloon System. The cash purchase price received by ReShape under the Asset Purchase Agreement will count toward ReShape’s net cash for purposes of determining the Exchange Ratio in the Merger.

Q:Why are ReShape and Vyome proposing the Merger?

A:

Each of the ReShape Board of Directors (the “ReShape Board”) and the Vyome Board of Directors (the “Vyome Board”) believes that the proposed Merger and, in the case of ReShape, the Asset Sale will provide a number of significant potential strategic benefits and opportunities that will be in the best interests of the ReShape stockholders and Vyome stockholders, respectively. To review the reasons for the proposed Merger in greater detail, see “The Merger—ReShape’s Reasons for the Merger;

Recommendation of the ReShape Board” and “The Merger—Vyome’s Reasons for the Merger” beginning on pages [•] and [•] respectively, in this proxy/information statement-prospectus.

Q:Why am I receiving this proxy/information statement-prospectus?

A:

ReShape is sending these materials to the ReShape stockholders as of the record date to help the ReShape stockholders decide how to vote their shares with respect to the matters to be considered at the ReShape Special Meeting. Vyome is sending these materials to the Vyome stockholders to provide information to the Vyome stockholders regarding the written consent of the Vyome stockholders approving the Merger and the Merger Agreement.

Consummation of the Merger and Asset Sale requires certain approvals by the ReShape stockholders. To obtain these required approvals, ReShape will hold the ReShape Special Meeting to request that the ReShape stockholders approve, among other things, the issuance of ReShape Shares in connection with the Merger (the “ReShape Share Issuance Proposal”), the sale of substantially all of ReShape’s assets in connection with the Asset Sale (the “ReShape Asset Sale Proposal”) and the ReShape Charter Amendment Proposal. Further information about the ReShape Special Meeting, the Merger Agreement, the Merger, the issuance of ReShape Shares as the Merger Consideration, the Asset Purchase Agreement and the Asset Sale is contained in this proxy/information statement-prospectus. This proxy/information statement-prospectus constitutes a proxy statement of ReShape, an information statement of Vyome and a prospectus of ReShape with respect to the ReShape Shares to be issued in connection with the Merger.

The enclosed proxy materials allow ReShape stockholders to submit a proxy by telephone or over the Internet, or by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, without attending the ReShape Special Meeting virtually.

Your vote as a ReShape stockholder is very important. You are encouraged to submit your proxy as soon as possible by telephone or over the Internet, or by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, even if you do plan to attend the ReShape Special Meeting.

Q:What will happen to my ReShape Shares?

A:

Following the Effective Time, ReShape will be the combined company entity, renamed as Vyome Holdings, Inc. (referred to as the Combined Company) and Vyome will be the Combined Company’s subsidiary, and, if you are a ReShape stockholder, you will continue to own the same ReShape Shares that you own prior to the Effective Time except that the shares, subject to Nasdaq approval, will trade under the symbol “HIND.” However, as a result of the issuance of new ReShape Shares to Vyome stockholders as Merger Consideration, your ownership percentage in the Combined Company will be significantly reduced.

Q:When will the Merger and Asset Sale be consummated?

A:

The Merger is expected to be consummated during the fourth quarter of 2024 or the first quarter of 2025, subject to the satisfaction (or waiver to the extent permitted) of certain conditions to closing as set forth in the Merger Agreement. The Asset Sale is expected to be consummated immediately prior the completion of the Merger. However, neither ReShape nor Vyome can predict the actual date on which the Merger and Asset Sale will be consummated, or whether they will be consummated at all, because the Merger and Asset Sale are subject to factors beyond each company’s control, including approval of the ReShape Share Issuance Proposal, ReShape Asset Sale Proposal and ReShape Charter Amendment Proposal by ReShape stockholders, and the Nasdaq Filings discussed below. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page [•] of this proxy/information statement-prospectus.

Q:What are the conditions to the consummation of the Merger?

A:

In addition to approval of the ReShape Share Issuance Proposal, ReShape Asset Sale Proposal and ReShape Charter Amendment Proposal by ReShape stockholders, consummation of the Merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver by ReShape and Vyome of a number of other conditions, including the approval by the Nasdaq Stock Market LLC (“Nasdaq”) of (i) a Listing of Additional Shares Notice covering the ReShape Shares to be issued to holders of ReShape Shares pursuant to the Merger Agreement and (ii) a listing application for the Combined Company after the Merger to maintain ReShape’s existing listing on The Nasdaq Capital Market ((i) and (ii) together, the “Nasdaq Filings”). See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page [•] of this proxy/information statement-prospectus.

Q:What effect will the Merger have on ReShape and Vyome?

A:

At the Effective Time, Merger Sub will merge with and into Vyome, with Vyome surviving as a subsidiary of ReShape. ReShape will seek approval from Nasdaq to change its name to Vyome Holdings, Inc. and to trade under the symbol “HIND,” following the Merger. Subject to Nasdaq approval, the ReShape Shares will continue to be listed on The Nasdaq Capital Market under the “HIND” ticker symbol. ReShape Shares will continue to be registered and subject to reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the consummation of the Merger.

Q:Who will serve as the directors and senior management of the Combined Company after the consummation of the Merger?

A:

Pursuant to the Merger Agreement, following the consummation of the Merger, the board of directors of the Combined Company (the “Combined Company Board”) will consist of six members designated by Vyome and its current stockholders, who are expected to be Krishna K. Gupta (a member of the Vyome Board), Venkat Nelabhotla (the Chief Executive Officer of Vyome), Shiladitya Sengupta, Mohanjit Jolly, Frank Wisner and [•] (whose details shall be provided by amendment to this this proxy/information statement-prospectus), and one member designated by ReShape, who is expected to be Dan W. Gladney, a current member of the ReShape Board.

The current executive leadership team at Vyome is expected to continue to serve in their same roles, but at the Combined Company after the consummation of the Merger. As of the Effective Time, Mr. Nelabhotla will serve as the Chief Executive Officer of the Combined Company, and Robert Dickey IV will be the Chief Financial Officer of the Combined Company. Other than Mr. Gladney, no current ReShape directors, officers or employees are expected to continue with the Combined Company.

Q:Who is entitled to vote?

A:

The ReShape Board has fixed 5:00 p.m. U.S. Eastern Time on                      , 2024 as the record date for determining the ReShape stockholders who are entitled to notice of and to vote at the ReShape Special Meeting. If you were a holder of record of ReShape Common Stock as of 5:00 p.m. U.S. Eastern Time on                      , 2024, you are entitled to receive notice of and to vote at the ReShape Special Meeting and any adjournments thereof.

Q:Where and when will the ReShape Special Meeting be held?

A:

The ReShape Special Meeting will be held virtually via the Internet on                     , 2024 beginning at                      Eastern Time. The ReShape Special Meeting will be held in a virtual meeting format only, via live webcast. There will not be a physical meeting location. You will be able to attend the ReShape Special Meeting by visiting www.virtualshareholdermeeting.com/RSLS2024SM and vote your shares electronically. If you plan to attend the ReShape Special Meeting, you will need a 16-digit control number. If you hold your shares of ReShape Common Stock as a stockholder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of ReShape Common Stock through an account with a bank, broker or other nominee, your bank, broker or other nominee may provide you with a 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the ReShape Special Meeting) for instructions on how to attend the Special Meeting.

Q:What are ReShape stockholders being asked to vote on?

A:	At the ReShape Special Meeting, ReShape stockholders will be asked to approve the following items:
1.	the ReShape Share Issuance Proposal;
2.	the ReShape Asset Sale Proposal;
3.	the ReShape Charter Amendment Proposal;
4.	the ReShape Reverse Stock Split Proposal;
5.	the ReShape Golden Parachute Compensation Proposal; and

6.	the ReShape Adjournment Proposal.

Approval of the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal is required for consummation of the Merger and the Asset Sale. The approval of the ReShape Golden Parachute Compensation Proposal and the ReShape Adjournment Proposal is not required for consummation of the Merger or the Asset Sale. The ReShape Reverse Stock Split Proposal is not expressly a condition to the consummation of the Merger or the Asset Sale, but ReShape, if necessary, may be required to effect the proposed reverse stock split in order to meet the applicable Nasdaq requirements for the Combined Company to be listed on Nasdaq upon the completion of the Merger.

No other matters are intended to be brought before the ReShape Special Meeting by ReShape.

Q:What vote is required to approve each proposal at the ReShape Special Meeting?

A: 1.

ReShape Share Issuance Proposal: To be approved, the ReShape Share Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively thereon at the ReShape Special Meeting. For the ReShape Share Issuance Proposal, an abstention or a failure to vote (i.e., a failure to submit a proxy card or vote virtually at the ReShape Special Meeting) will have no effect on the outcome of this proposal. If you hold ReShape Shares in “street name” through a bank, broker, or other nominee and you do not instruct your bank, broker, or other nominee on how to vote your shares, your bank, broker, or other nominee will not be permitted to vote your shares on the ReShape Share Issuance Proposal, which will have no effect on the outcome of this proposal.

2.	ReShape Asset Sale Proposal. To be approved, the ReShape Asset Sale Proposal requires the affirmative vote of the holders of a majority of the voting power of all of the outstanding ReShape Shares entitled to vote thereon. For the ReShape Asset Sale Proposal, an abstention or a failure to vote (i.e., a failure to submit a proxy card or vote virtually at the ReShape Special Meeting) will have the same effect as a vote cast “AGAINST” this proposal. If you hold ReShape Shares in “street name” through a bank, broker, or other nominee and you do not instruct your bank, broker, or other nominee on how to vote your shares, your bank, broker, or other nominee will not be permitted to vote your shares on the ReShape Asset Sale Proposal, which will have have the same effect as a vote cast “AGAINST” this proposal.
3.	ReShape Charter Amendment Proposal. To be approved, the ReShape Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the voting power of all of the outstanding ReShape Shares entitled to vote thereon. For the ReShape Charter Amendment Proposal, an abstention or a failure to vote (i.e., a failure to submit a proxy card or vote virtually at the ReShape Special Meeting) will have the same effect as a vote cast “AGAINST” this proposal. If you hold ReShape Shares in “street name” through a bank, broker, or other nominee and you do not instruct your bank, broker, or other nominee on how to vote your shares, your bank, broker, or other nominee will not be permitted to vote your shares on the ReShape Charter Amendment Proposal, which will have the same effect as a vote cast “AGAINST” this proposal.
4.	ReShape Reverse Stock Split Proposal: To be approved, the ReShape Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively thereon at the ReShape Special Meeting. For the ReShape Reverse Stock Split Proposal, an abstention or a failure to vote (i.e., a failure to submit a proxy card or vote virtually at the ReShape Special Meeting) will have no effect on the outcome of this proposal. If you hold ReShape Shares in “street name” through a bank, broker, or other nominee and you do not instruct your bank, broker, or other nominee on how to vote your shares, your bank, broker, or other nominee will not be permitted to vote your shares on the ReShape Reverse Stock Split Proposal, which will have no effect on the outcome of this proposal.
5.	ReShape Golden Parachute Compensation Proposal: To be approved, the ReShape Golden Parachute Compensation Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively thereon at the ReShape Special Meeting. For the ReShape Golden Parachute Compensation Proposal, an abstention or a failure to vote will have no effect on the outcome of the proposal. If you hold ReShape Shares in “street name” through a bank, broker, or other nominee and you do not instruct your bank, broker, or other nominee on how to vote your shares, your bank, broker, or other nominee will not be permitted to vote your shares on the ReShape Golden Parachute Compensation Proposal, which will have no effect on the outcome of this proposal.

6.	ReShape Adjournment Proposal: To be approved, the ReShape Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively thereon at the ReShape Special Meeting. For the ReShape Adjournment Proposal, an abstention or a failure to vote will have no effect on the outcome of the proposal. If you hold ReShape Shares in “street name” through a bank, broker, or other nominee and you do not instruct your bank, broker, or other nominee on how to vote your shares, your bank, broker, or other nominee will not be permitted to vote your shares on the ReShape Adjournment Proposal, which will have no effect on the outcome of this proposal.

Q:How does the ReShape Board recommend ReShape stockholders vote?

A:

The ReShape Board has determined that the Merger Agreement and the Merger and the Asset Purchase Agreement the Asset Sale are advisable and in the best interests of ReShape and the ReShape stockholders, and has approved and adopted the Merger Agreement and the Merger, including the issuance of ReShape Shares in connection with the Merger, and the Asset Purchase Agreement and the Asset Sale. The ReShape Board therefore unanimously recommends that the ReShape stockholders vote their ReShape Shares:

1.	“FOR” the ReShape Share Issuance Proposal;
2.	“FOR” the ReShape Asset Sale Proposal;
3.	“FOR” the ReShape Charter Amendment Proposal;
4.	“FOR” the ReShape Reverse Stock Split Proposal;
5.	“FOR” the ReShape Golden Parachute Compensation Proposal; and
6.	“FOR” the ReShape Adjournment Proposal.
Q:

Are there any risks relating to the Merger or Asset Sale or ReShape’s, Vyome’s or the proposed Combined Company’s business that ReShape stockholders should consider in deciding whether to vote for the ReShape Proposals?

A:

Yes. Before making any decision on whether and how to vote, ReShape stockholders are urged to read carefully and in its entirety the information contained in “Risk Factors” beginning on page [•] of this proxy/information statement-prospectus.

Q:	Do any of ReShape’s directors or executive officers have interests in the Merger or Asset Sale that may be different from, or in addition to, those of ReShape stockholders?
A:

Yes. ReShape’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of ReShape stockholders generally. See “The Merger—Interests of ReShape’s Directors and Executive Officers in the Merger” beginning on page [•] of this proxy/information statement-prospectus. The members of the ReShape Board were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger and the Asset Purchase Agreement and the Asset Sale, and in recommending that the ReShape stockholders approve the ReShape Proposals.

Q:	Are there any ReShape stockholders already committed to vote in favor of the ReShape Proposals?
A:	No.
Q:	Who else must approve the Merger?
A:

ReShape and Vyome may not consummate the Merger until the Nasdaq Filings have been approved. Additional information regarding the Nasdaq Filings required for consummation of the Merger is set forth “The Merger Agreement—Conditions to Completion of the Merger” beginning on page [•] of this proxy/information statement-prospectus.

Q:What do I need to do now?

A:

After carefully reading and considering the information contained in, or incorporated by reference into, this proxy/information statement-prospectus, please submit your proxy or voting instruction form for your shares of ReShape as soon as possible so that your shares will be represented at the ReShape Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your bank, broker, or other nominee if your shares are held in “street name” through your bank, broker, or other nominee.

Q:How do I vote?

A:	If you are a stockholder of record of ReShape as of the record date for the ReShape Special Meeting, you may submit your proxy before the ReShape Special Meeting in one of the following ways:
1.	visit the website shown on your proxy card to submit your proxy via the Internet;
2.	call the toll-free number for telephone proxy submission shown on your proxy card; or
3.	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope provided.

You may also cast your vote virtually at the ReShape Special Meeting.

If your shares are held in “street name,” through a bank, broker, or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Please follow the voting instructions provided by your bank, broker, or other nominee. “Street name” stockholders or stockholders who wish to vote virtually at the applicable company’s special meeting will need to obtain a “legal proxy” from their bank, broker, or other nominee.

Q:How many votes do I have?

A:

You are entitled to one vote for each share of ReShape Common Stock that you owned as of 5:00 p.m. U.S. Eastern Time on the record date for the ReShape Special Meeting. As of 5:00 p.m. U.S. Eastern Time on the record date for the ReShape Special Meeting,                      shares of ReShape Common Stock were outstanding and entitled to vote at the ReShape Special Meeting.

Q:What if I transfer my shares of ReShape shares before the ReShape Special Meeting?

A:

If you transfer your ReShape Shares after the record date for the ReShape Special Meeting but before the ReShape Special Meeting, unless you provide the transferee of your ReShape Shares with a proxy, you will retain your right to vote at the ReShape Special Meeting.

Q:Should I send in my stock certificates now?

A:

No. Any Vyome stockholders who hold certificated Vyome shares should keep their existing stock certificates at this time. If and when the Merger is consummated, Vyome stockholders will receive from the exchange agent a letter of transmittal and written instructions for exchanging their stock certificates for ReShape Shares.

ReShape stockholders do not need to take any action with respect to their stock certificates.

ReShape will not issue stock certificates in respect of any ReShape Shares issued in connection with the Merger, except as required by law. Vyome stockholders who are entitled to receive the Merger Consideration will receive ReShape Shares in book-entry form.

Q:Who is the exchange agent for the Merger?

A:Equiniti will be the exchange agent (the “Exchange Agent”) for the Merger.

Q:How would I receive the Merger Consideration to which I would be entitled?

A:

After receiving the proper documentation from you, following completion of the Merger, the Exchange Agent for the Merger will forward to you the ReShape Shares and cash for fractional shares to which you are entitled. More information on the documentation you are required to deliver to the Exchange Agent may be found in the section entitled “The Merger Agreement—Procedures for Surrendering Vyome Stock Certificates” beginning on page [•] of this proxy/information statement-prospectus.

Q:What constitutes a quorum?

A:

The presence of ReShape stockholders representing at least one-third of the voting interest of all shares of ReShape Common Stock entitled to vote at the ReShape Special Meeting, virtually or represented by proxy, is necessary to constitute a quorum at the ReShape Special Meeting. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum. If your shares of ReShape Common Stock are held in the name of a bank, broker, or other nominee, you must provide your bank, broker, or other nominee with instructions on how to vote your shares of ReShape Common Stock. If you do not provide voting instructions for any of the ReShape Proposals, your shares of ReShape Common Stock will not be voted on any ReShape Proposal, as your bank, broker, or other nominee will not have discretionary voting authority with respect to any of the ReShape Proposals and your shares of ReShape Common Stock will not be counted as present and entitled to vote for purposes of determining a quorum.

Q:	If my ReShape shares are held in “street name” by a bank, broker, or other nominee, will my bank, broker, or other nominee vote my shares for me?
A:

No. If your ReShape shares are held in the name of a bank, broker, or other nominee, you are considered the “beneficial owner” of the shares held for you in what is known as “street name” and as such, you are not the “record holder” of such shares. If this is the case, this proxy/information statement-prospectus has been forwarded to you by your bank, broker, or other nominee. If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide your bank, broker, or other nominee with instructions on how to vote your shares. Please follow the instructions provided by your bank, broker, or other nominee. Please note that you may not submit a proxy with respect to shares held in “street name” by returning a proxy card directly to ReShape or by voting virtually at the ReShape Special Meeting unless you provide a “legal proxy,” which you would need to obtain from your bank, broker, or other nominee. If you do not provide voting instructions to your bank, broker, or other nominee, your shares will not be voted on any proposal, as your bank, broker, or other nominee will not have discretionary voting authority with respect to any of the proposals described in this proxy/information statement-prospectus.

A “broker non-vote” occurs when a broker submits a proxy that states that the broker votes for at least one proposal, but does not vote for proposals on non-routine matters because the broker has not received instructions from the beneficial owner on how to vote and does not have discretionary authority to vote on those proposals. Under the rules of Nasdaq, brokers do not have discretionary authority to vote on non-routine matters. Because all of the matters to be considered at the ReShape Special Meeting are non-routine and brokers will not have discretionary authority to vote on any of the ReShape Proposals, ReShape does not expect to receive any broker non-votes, and shares for which voting instructions are not provided to the broker will not be deemed voting power present for any matter before the meeting, resulting in such shares being excluded from the calculation of quorum.

If you are a ReShape stockholder and you do not instruct your bank, broker, or other nominee on how to vote your shares on any of the ReShape Proposals:

●	your shares will not be counted towards determining whether a quorum is present; and
●	your bank, broker, or other nominee will not be permitted to vote your shares on the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal, the ReShape Charter Amendment Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or the ReShape Adjournment Proposal, and this non-vote will have no effect on the vote count for each of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or the ReShape Adjournment Proposal, and will have the same effect as a vote cast “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal.

Q:May I change my vote after I have delivered my proxy or voting instruction form?

A:	If you are a ReShape stockholder of record, you may change your vote or revoke a proxy at any time before your proxy is voted at the ReShape Special Meeting. You can do this by:
●	sending a written notice of revocation that is received by ReShape prior to 11:59 p.m. (U.S. Eastern Time) on the day preceding the ReShape Special Meeting, stating that you would like to revoke your proxy, to ReShape’s Corporate Secretary at ReShape’s corporate headquarters, 18 Technology Drive, Suite 110, Irvine, California 92618;
●	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by ReShape prior to 11:59 p.m. (U.S. Eastern Time) on the day preceding the ReShape Special Meeting; or
●	attending the ReShape Special Meeting and voting virtually or bringing a written notice of revocation to the Secretary of the ReShape Special Meeting prior to the voting at the ReShape Special Meeting (your attendance at the meeting will not, by itself, revoke your proxy; you must vote virtually by ballot at the meeting to change your vote or submit a written notice of revocation to revoke your proxy).

Attending the ReShape Special Meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the ReShape Special Meeting, you must vote by ballot at such meeting or if you wish to revoke your vote at the ReShape Special Meeting, you must bring a written notice of revocation to the Secretary of the ReShape Special Meeting prior to the voting at the ReShape Special Meeting.

If you are a ReShape stockholder whose shares are held in “street name” by a bank, broker, or other nominee, you should contact your bank, broker, or other nominee to change your vote.

Q:Will a proxy solicitor be used?

A:Yes.

ReShape has engaged Innisfree M&A Incorporated (“Innisfree”) to assist in the solicitation of proxies for the ReShape Special Meeting, and ReShape estimates it will pay Innisfree a fee of up to $30,000, plus reimbursement for reasonable and documented out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation. ReShape has also agreed to indemnify Innisfree against certain losses, costs, and expenses. In addition to mailing proxy solicitation material, ReShape’s directors, officers, and employees may also solicit proxies virtually, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to ReShape’s directors, officers, or employees for such services.

Q:Who will count the votes?

A:

At the ReShape Special Meeting, Broadridge Financial Solutions, Inc. (“Broadridge”) will serve as inspector of elections, count all of the proxies or ballots submitted and report the votes at the ReShape Special Meeting. Whether you submit your proxy by accessing the Internet, telephone or mail, your proxy will be received directly by Broadridge.

Q:What should I do if I receive more than one set of voting materials?

A:

ReShape stockholders may receive more than one set of voting materials, including multiple copies of this proxy/information statement-prospectus and multiple proxy cards or voting instruction forms. For example, if you hold shares of ReShape Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold such shares. If you are a holder of record of shares of ReShape Common Stock and your shares are registered in more than one name, you will receive more than one proxy form. Therefore, if you are a record holder, please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy/information statement-prospectus to ensure that you vote every share of ReShape Common Stock that you own.

Q:Where can I find the voting results of the ReShape Special Meeting?

A:

Preliminary voting results are expected to be announced at the ReShape Special Meeting and may be set forth in a press release of ReShape after the ReShape Special Meeting. Final voting results for the ReShape Special Meeting are expected to be published in a Current Report on Form 8-K to be filed by ReShape with the Securities and Exchange Commission (the “SEC”) within four business days after the ReShape Special Meeting.

Q:Are Vyome stockholders entitled to appraisal rights?

A:

Yes. If the Merger is completed, Vyome stockholders who have not waived such rights are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (“DGCL”), provided that they comply with the conditions established by Section 262. See “The Merger Agreement – Appraisal Rights” beginning on page [•] of this proxy/information statement-prospectus and Annex E for a more complete description of the appraisal rights available to Vyome stockholders under the DGCL in connection with the Merger.

Q:Are ReShape stockholders entitled to appraisal rights?

A:	No. Under the DGCL § 262(b)(1), ReShape stockholders are not entitled to exercise any appraisal rights in connection with the Merger.

Q:What are the U.S. federal income tax consequences of the Merger to U.S. Holders of Vyome?

A:

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger so qualifies, a U.S. Holder (as defined on page [•] of this proxy/information statement-prospectus) of Vyome shares generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Vyome shares for ReShape Shares in the Merger, except with respect to cash received by Vyome stockholders in lieu of fractional ReShape Shares. A U.S. Holder of Vyome investment warrants or investment stock options also will not recognize any gain or loss on the exchange of such securities for comparable securities in ReShape (a U.S. Holder of compensatory options or other compensatory equity awards should consult with its own tax advisor about the tax consequences of exchanging such securities).

It is also intended that the Merger will qualify as “Section 351 transaction” under Section 351 of the Code. If the Merger does qualify as a Section 351 transaction, a U.S. Holder of Vyome shares generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Vyome shares for ReShape Shares in the Merger; however, if the Merger qualifies only as a Section 351 transaction (and not as a reorganization), the exchange of investment warrants or investment stock options for comparable securities in ReShape will be a taxable event to a U.S. Holder and the U.S. Holder will be subject to tax on any gain realized on the exchange (but will not be able to claim any realized loss).

Please review the information set forth in the section entitled “Certain U.S. Federal Income Tax Consequences” beginning on page [•] of this proxy/information statement-prospectus for a more complete description of certain U.S. federal income tax consequences of the Merger. The tax consequences to you of the Merger will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the Merger.

Q:What happens if the Merger is not consummated?

A:

If the Merger is not consummated, Vyome stockholders will not receive the Merger Consideration in exchange for their Vyome shares. Instead, ReShape and Vyome will remain independent companies and the shares of ReShape common stock will continue to be listed and traded on The Nasdaq Capital Market, respectively, under its current ticker symbol. Under specified circumstances, each party may be required to pay to the other party a fee with respect to the termination of the Merger Agreement, as described under “The Merger Agreement—Termination Fee” beginning on page [•] of this proxy/information statement-prospectus. Because the completion of the Merger is a condition to the completion of the Asset Sale, and vice versa, if one of the transactions in not completed then the other transaction would also not be completed.

Q:Whom should I contact if I have any questions about the proxy materials or voting?

A:

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy/information statement-prospectus or the enclosed proxy card, you should, if you are a ReShape stockholder, contact Innisfree, which is ReShape’s proxy solicitor, at the following telephone number:

Banks and Brokers Call: (877) 750-8310

Stockholders Call Toll Free: (212) 750-5833

If you are a Vyome stockholder, and would like additional copies, without charge, of this proxy/information statement-prospectus or if you have questions about the Merger, you should contact:

Vyome Therapeutics, Inc.

100 Overlook Center, 2nd Floor

Princeton, New Jersey 08540

Email: nvenkat@vyometx.com

Q:Where can I find more information about ReShape and Vyome?

A:

You can find more information about ReShape and Vyome from the various sources described under “Where You Can Find More Information” beginning on page [•] of this proxy/information statement-prospectus.

SUMMARY

This summary highlights selected information included in this proxy/information statement-prospectus. You should read carefully this entire proxy/information statement-prospectus and its annexes and exhibits and the other documents referred to in this proxy/information statement-prospectus because the information in this summary may not provide all of the information that might be important to you in determining how to vote. Additional important information about ReShape and Vyome is also contained in the annexes and exhibits to this proxy/information statement-prospectus. For a description of, and instructions as to how to obtain, this information, see “Where You Can Find More Information” beginning on page [•] of this proxy/information statement-prospectus. Certain items in this summary include a page reference directing you to a more complete description of that item.

Parties to the Merger

ReShape Lifesciences Inc.

ReShape is America’s premier weight loss and metabolic health-solutions company, offering an integrated portfolio of proven products and services that manage and treat obesity and metabolic disease. The FDA-approved Lap-Band® and Lap-Band® 2.0 Flex Systems provide minimally invasive, long-term treatment of obesity and are an alternative to more invasive surgical stapling procedures such as the gastric bypass or sleeve gastrectomy. The investigational Diabetes Bloc-Stim Neuromodulation™ (DBSN™) system utilizes a proprietary vagus nerve block and stimulation technology platform for the treatment of Type 2 diabetes and metabolic disorders. The Obalon® balloon technology is a non-surgical, swallowable, gas-filled intra-gastric balloon that is designed to provide long-lasting weight loss.

The principal executive offices of ReShape are located at 18 Technology Drive, Suite 110, Irvine, CA 92618. Its telephone number is (949) 429-6680 and its website is www.reshapelifesciences.com. Information on this Internet website is not incorporated by reference into or otherwise part of this proxy/information statement-prospectus.

Vyome Therapeutics, Inc.

Vyome is a clinical stage specialty pharmaceutical company working to treat immuno-inflammatory diseases including rare indications of unmet need with next-generation therapeutic solutions. Its portfolio of therapeutic assets are identified and developed to address validated targets with novel formulations for site-targeted applications. Vyome has assembled a world-class team of scientific and business development experts, leveraging its comparative advantage in the US-India innovation corridor; its team has a track record of conducting scientific research recognized in top US journals, developing breakthrough products, and executing on a sustainable commercial strategy. Vyome is based in Cambridge, Massachusetts.

The principal executive offices of Vyome are located at 100 Overlook Center, 2nd Floor, Princeton, New Jersey, 08540. Its telephone number is (973) 832-8147, and its website is www.vyometx.com. Information on this Internet web site is not incorporated by reference into or otherwise part of this proxy/information statement- prospectus.

Raider Lifesciences Inc.

Merger Sub was incorporated in the State of Delaware on June 6, 2024, and is a direct, wholly owned subsidiary of ReShape. Merger Sub was formed solely for the purpose of consummating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

The principal executive offices of Merger Sub are located at 18 Technology Drive, Suite 110, Irvine, CA 92618. Its telephone number is (949) 429-6680.

The Merger (See Page [•])

Structure of the Merger (See Page [•])

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape. At the Effective Time of the Merger, each Vyome Share issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain stockholders of Vyome and Vyome India who are located in India) will be converted into the right to receive a number of fully-paid and non-assessable ReShape Shares according to an Exchange Ratio determined at least 10 calendar days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares, together with holders of Vyome securities convertible into Vyome Shares, owning 88.9% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time, subject to adjustment based on ReShape’s actual net cash as of the determination date compared to a target net cash amount of $5 million; provided that the shares to be received by certain stockholders of Vyome and Vyome India located in India shall be subject to the put-call option agreements with the Combined Company.

The Merger Agreement provides that, at the Effective Time, each outstanding warrant, stock option, restricted stock award, stock grant or other equity award to purchase capital stock of Vyome will be converted into warrants or equity awards to purchase a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome warrant or equity award multiplied by the Exchange Ratio, with an exercise price, in the case of warrants and stock options, equal to the exercise price of such Vyome warrant or option divided by the Exchange Ratio. The exercise price and number of shares will be determined in a manner consistent with the requirements of Section 409A, and as applicable, Section 424(a) of the Internal Revenue Code, and the applicable regulations promulgated thereunder.

Concurrent Financing (See Page [•])

Simultaneously with the execution of the Merger Agreement, ReShape, Vyome, and Vyome’s wholly-owned subsidiary Vyome Therapeutics Limited (“Vyome India”) entered into agreements with certain accredited investors, pursuant to which the investors have agreed to purchase up to $7.3 million in securities of ReShape, Vyome and Vyome India (the “Concurrent Financing”). As part of the Concurrent Financing, certain accredited investors have agreed to purchase up to $5.8 million in shares of common stock of the Combined Company immediately following completion of the Merger. The price per share for the common stock of the Combined Company will be calculated as a 30% discount to the agreed upon valuation of the combined company at the closing of the Merger. ReShape and the investors also entered into registration rights agreements which provides for certain registration rights to the investors including the filing of a registration statement, that includes the shares of common stock purchased by the investors, within 45 days of the closing of the Merger. Simultaneously with the execution of the subscription agreements, Vyome entered into a securities purchase agreement with each investor pursuant to which Vyome issued to each investor a convertible promissory note in the principal amount equal to 5% of such investor’s total agreed upon investment amount, which convertible notes will bear interest at 8% per annum and immediately prior to completion of the Merger will convert into a number of shares of common stock of the Combined Company equal to 100% of the outstanding principal and interest of the convertible notes divided by the price per share of common stock of the Combined Company to be purchased in the Concurrent Financing, as set forth above. ReShape and the investors are executing and delivering the subscription agreements in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended.

The pro forma ownership percentages of the ReShape and Vyome stockholders of the Combined Company of 11.1% and 88.9%, respectively, subject to adjustment as described in this proxy/information statement-prospectus, is prior to taking into account the Concurrent Financing. Therefore, the actual ownership percentages will be different following the completion of the Concurrent Financing and, because certain of the investors in the Concurrent Financing are existing Vyome stockholders, the actual ownership percentage of the ReShape stockholders will be decreased compared to that of the Vyome stockholders after the closing of the Concurrent Financing. Solely for purposes of illustration, assuming the market price of the common stock of the Combined Company immediately following completion of the Merger is $10.00 per share, the shares of common stock to be issued in the Concurrent Financing would be sold at a price of $7.00 per share (reflecting a 30% discount to the market price). Therefore, if $6.0 million in shares of common stock of the Combined Company and up to $1.0 million of shares in Vyome India are sold immediately following completion of the Merger as part of the Concurrent Financing, and the ReShape Net Cash is $975,000, the Combined Company would issue approximately 538,875 shares of common stock immediately after completion of the Merger. Based on those assumptions, and assuming the actual ownership percentage of the ReShape stockholders of the Combined Company prior to the Concurrent Financing is 11.1%, the shares issued in the Concurrent Financing would reduce the ownership percentage of the ReShape stockholders of the Combined Company to approximately 7.8%.

Treatment of ReShape Series C Preferred Stock (See Page [•])

In connection with the transactions contemplated by the Merger Agreement and Asset Purchase Agreement, ReShape entered into an agreement with a majority of the holders of its outstanding Series C Preferred Stock pursuant to which the holders of the Series C Preferred Stock agreed, subject to and contingent upon the completion of the Merger and the Asset Sale, to reduce the liquidation preference of the Series C Preferred Stock from $26.2 million to the greater of (i) $1.0 million, (ii) 20% of the cash purchase price paid for the Asset Sale and (iii) the excess of the actual ReShape Net Cash (as defined in the Merger Agreement) at the closing of the Merger over the minimum net cash required as a condition to the closing of the Merger as set forth in the Merger Agreement and described below (the “Series C Amendment”). Under the terms of the Series C Amendment, the Series C Preferred Stock would automatically terminate at the effective time of the Merger, except for the right to receive the reduced liquidation preference.

Determination of ReShape Net Cash

One of the conditions to Vyome’s obligations to complete the merger, unless waived by Vyome, is ReShape’s net cash (as calculated and as adjusted pursuant to the provisions of the Merger Agreement) as of the closing date being no less than $1,325,000 if the closing occurs by July 31, 2024, which minimum amount will be reduced by $175,0000 on the first day of each month beginning on August 1, 2024. For example, if the closing occurs on October 15, 2024, the minimum net cash requirement would be $800,000.

ReShape’s net cash, as calculated under the Merger Agreement, means (a) the sum of ReShape’s cash and cash equivalents as of the anticipated closing date, determined in a manner consistent with the manner in which such items were historically determined and in accordance with ReShape’s audited financial statements and latest balance sheet, minus (b) the sum of ReShape’s accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the ReShape’s audited financial statements and latest balance sheet, minus (c) costs for the “tail” D&O insurance policies to be obtained in accordance with the Merger Agreement, minus (d) the cash cost of any unpaid change of control payments or severance, termination or similar payments that are or become due to any current or former employee, director or independent contractor, security holder, option holder or warrant holder of ReShape (including any payments made to settle any warrants as a result of the transactions contemplated by the Merger Agreement), or any other third party minus (e) the cash cost of any accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of ReShape as of the closing date, minus (f) all payroll, employment or other withholding taxes incurred by ReShape in connection with any payment amounts set forth in clauses (c) or (d), minus (g) any remaining unpaid fees and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which ReShape is liable incurred by ReShape in connection with the Merger Agreement and the transactions contemplated thereby or otherwise. Notwithstanding anything to the contrary set forth above, ReShape’s net cash will not be reduced by any amounts remaining to be paid by ReShape under the lease agreement for its offices in Irvine, California through the expiration thereof.

The Exchange Ratio in the Merger Agreement is also subject to adjustment based on ReShape’s net cash, which sets the fully-diluted ownership by ReShape’s stockholders of the Combined Company at 11.1% if ReShape’s net cash is $5.0 million, which will be adjusted upward or downward based on ReShape’s actual net cash compared to the target of $5.0 million. ReShape does not currently expect its net cash to exceed $5.0 million. The following table illustrates the percentage ownership of the combined company by ReShape’s and Vyome’s current stockholders assuming various amounts of net cash of ReShape as of the determination date:

ReShape’s Net Cash as of Determination Date Calculated Pursuant to Merger Agreement	ReShape Stockholder Fully- Diluted Ownership of Combined Company	Vyome Stockholder Fully-Diluted Ownership of Combined Company
$5.0 million	11.1%	88.9%
$4.0 million	10.45%	89.55%
$3.0 million	9.77%	90.23%
$2.0 million	9.09%	90.91%
$1.0 million	8.4%	91.6%
$0	7.69%	92.31%

The Combined Company Board and Management After the Merger (See Page [•])

Pursuant to the Merger Agreement, following the consummation of the Merger, the Combined Company Board will consist of six members designated by Vyome and its current stockholders, who are expected to initially be Krishna K. Gupta (a member of the Vyome Board), Venkat Nelabhotla (the Chief Executive Officer of Vyome), Shiladitya Sengupta, Mohanjit Jolly, Frank Wisner and [•], and one member designated by ReShape, who is expected to be Dan W. Gladney, a current member of the ReShape Board. Mr. Gupta will serve as the Chair of the Combined Company Board as of the Effective Time.

The current executive leadership team at Vyome is expected to continue to serve in their same roles, but at the Combined Company after the consummation of the Merger. As of the Effective Time, Mr. Nelabhotla will serve as the Chief Executive Officer of the Combined Company, and Robert Dickey IV will be the Chief Financial Officer of the Combined Company. Other than Mr. Gladney, no current ReShape directors, officers or employees are expected to continue with the Combined Company.

Lock-Up Agreements (see Page [•])

In connection with entering into the Merger Agreement, ReShape entered into lock-up agreements with certain Vyome stockholders pursuant to which the stockholders agreed that they will not, for a period commencing on the closing date of the Merger and ending 360 days after such date, directly or indirectly, sell or otherwise dispose of any shares of ReShape’s common stock to be received by the stockholder in the Merger, provided that beginning on the 91st day after the Merger, 20% percent of the shares subject to the agreement will be released from the lock-up restrictions and thereafter the remainder of the shares will be released from the lock-up restrictions in equal increments every 30 days through the end of the lock-up period.

ReShape’s Reasons for the Merger; Recommendation of the ReShape Board (See Page [•])

After consideration, the ReShape Board, by a unanimous vote of all directors at its meeting on July 1, 2024, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and the Asset Purchase Agreement and the transactions contemplated thereby, including the Asset Sale.

The ReShape Board unanimously recommends that the ReShape stockholders vote “FOR” the ReShape Share Issuance Proposal, “FOR” the ReShape Asset Sale Proposal, “FOR” the ReShape Charter Amendment Proposal, “FOR” the ReShape Reverse Stock Split Proposal, “FOR” the ReShape Golden Parachute Compensation Proposal and “FOR” the ReShape Adjournment Proposal.

For the factors considered by the ReShape Board in reaching its decision to approve the Merger Agreement, the Asset Purchase Agreement and the transactions contemplated thereby, including the Merger and the issuance of ReShape Shares in connection with the Merger, and to make the foregoing recommendations, see “The Merger—ReShape’s Reasons for the Merger; Recommendation of the ReShape Board” beginning on page [•] of this proxy/information statement-prospectus.

Vyome’s Reasons for the Merger (See Page [•])

After consideration, the Vyome Board, by a unanimous vote of all directors at its meeting on July 2, 2024, approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

For the factors considered by the Vyome Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, see “The Merger—Vyome’s Reasons for the Merger; Recommendation of the Vyome Board” beginning on page [•] of this proxy/information statement-prospectus.

Voting Agreements

Subsequent to the execution of the Merger Agreement, ReShape entered into a Voting Agreement with certain stockholders of Vyome, pursuant to which such stockholders have agreed, among other things, to vote the Vyome shares that they beneficially own at the time such vote is taken in favor of the Merger Agreement and the Merger and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the Merger. As of the date of the Merger Agreement, such stockholders beneficially owned approximately 52% of the outstanding Vyome shares.

Voting by ReShape’s Directors and Executive Officers

As of the record date for the ReShape Special Meeting, directors and executive officers of ReShape and their affiliates owned and were entitled to vote                      shares of ReShape Common Stock, representing                     % of the shares of ReShape Common Stock outstanding on that date. ReShape currently expects that ReShape’s directors and executive officers will vote their shares of ReShape Common Stock in favor of the ReShape Proposals, although none of them has entered into any agreement obligating them to do so.

Opinion of ReShape’s Financial Advisor—Maxim Group LLC (See Page [•])

ReShape has retained Maxim Group LLC (“Maxim”) to act as a financial advisor in connection with the Merger. The ReShape Board engaged Maxim based on Maxim’s qualifications, experience, and reputation, as well as its familiarity with the business and management team of ReShape. Maxim provides a multitude of financial services including investment banking, private wealth management, and global institutional equity, fixed-income and derivatives sales and trading as well as equity research. As part of this engagement, ReShape requested that Maxim evaluate the fairness, from a financial point of view, of the Exchange Ratio to ReShape. On July 1, 2024, Maxim delivered to the ReShape Board its oral opinion, subsequently confirmed by its delivery of a written opinion dated as of July 1, 2024 (the “Maxim Opinion”), that, as of July 1, 2024, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations, and other matters set forth in Maxim’s written opinion, the Exchange Ratio was fair, from a financial point of view, to ReShape.

The full text of Maxim’s written opinion, dated July 1, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Maxim in delivering its opinion, is attached as Annex C to this proxy/information statement-prospectus and is incorporated herein by reference in its entirety. The description of Maxim’s written opinion set forth in this proxy/information statement-prospectus is qualified in its entirety by reference to the full text of such opinion. Maxim’s opinion should not be construed as creating any fiduciary duty on Maxim’s part to any party, and such opinion is not intended to be, and does not constitute a recommendation to the ReShape Board or to any other person in respect of the Merger, including as to how any holder of ReShape Shares should vote or act in respect of the Merger.

You are urged to read Maxim’s opinion carefully and in its entirety. Maxim’s opinion was addressed to, and provided for the information and benefit of, the ReShape Board, and was delivered to the ReShape Board in connection with its evaluation of the fairness, from a financial point of view, of the Exchange Ratio to ReShape. The opinion did not address any other aspects or implications of the Merger.

Maxim’s opinion necessarily was based upon information made available to Maxim as of July 1, 2024 and financial, economic, monetary, market, regulatory, and other conditions and circumstances as they existed and could be evaluated on such date. It is understood that subsequent developments may have affected or may affect the opinion, and Maxim undertook no obligation, and is under no obligation, to update, revise, or reaffirm its opinion based on subsequent developments. Maxim’s opinion did not express any opinion as to the price at which the ReShape Shares will trade at any time.

Conditions to Consummation of the Merger (See Page [•])

As more fully described in this proxy/information statement-prospectus and as set forth in the Merger Agreement, the consummation of the Merger depends on a number of conditions being satisfied or waived. These conditions include:

●	approval of the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal;
●	the ReShape Series C Amendment (as may be amended from time to time if agreed in writing by ReShape and Vyome) shall be in full force and effect such that the transactions contemplated by the ReShape Series C Amendment shall have been consummated, and all shares of ReShape Series C Preferred Stock shall be canceled and terminated in exchange for the payment set forth therein, immediately prior to, and contingent upon, the Effective Time;
●	the Concurrent Financing Agreements (as may be amended from time to time if agreed in writing by ReShape and Vyome) shall be in full force and effect such that the Concurrent Financing shall be consummated immediately following the Effective Time without the further satisfaction of any conditions;
●	if the Closing occurs by July 31, 2024, the ReShape Net Cash shall be at least $1,325,000 and if the Closing occurs after July 31, 2024, such minimum amount of ReShape Net Cash will be reduced by $175,000 on the first day of each month beginning on August 1, 2024;
●	the ReShape Asset Purchase Agreement shall have been in full force and effect such that the ReShape Asset Sale contemplated thereunder shall be consummated without the further satisfaction of any other conditions;

●	all outstanding ReShape Warrants, except for a number of ReShape Warrants exercisable for ReShape Shares representing not more than 2.75% of the fully diluted ReShape Shares as of the date hereof, shall have been exercised in accordance with their terms in exchange for ReShape Shares or shall have been otherwise settled on terms agreed upon between ReShape and the holder thereof such that the ReShape Warrants are canceled and terminated prior to the Effective Time;
●	the absence of any adverse law or order promulgated, entered, enforced, enacted, or issued by any government entity that prohibits, restrains, or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement;
●	the effectiveness of a registration statement on Form S-4, which shall include this proxy/information statement-prospectus, under the Securities Act and the absence of any stop order issued by the SEC suspending the use of such registration statement;
●	the ReShape Shares to be issued in the Merger being approved for listing on The Nasdaq Capital Market and approval of the Combined Company’s continued listing on The Nasdaq Capital Market;
●	subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Vyome and ReShape contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement; and
●	the absence of a material adverse effect with respect to each of Vyome and ReShape.

ReShape and Vyome cannot be certain when, or if, the conditions to the Merger Agreement will be satisfied or waived (to the extent waiver is permitted by applicable law), or when or whether the Merger will be consummated.

Non Solicitation (See Page [•])

Subject to certain exceptions specified in the Merger Agreement, each of ReShape and Vyome and their respective subsidiaries agreed not to directly or indirectly (i) solicit (or take other action reasonably expected to promote) proposals relating to, participate or engage in discussions or negotiations with respect to, or enter into any agreement (other than an acceptable confidentiality agreement pursuant to the Merger Agreement) with respect to an acquisition proposal, or which could reasonably be expected to lead to an acquisition proposal, with respect to itself, (ii) disclose any non-public information or data relating to, or afford access to the properties, books, or records of, itself or any of its subsidiaries to any person that has made an acquisition proposal with respect to it, or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to an acquisition proposal with respect to itself. In addition, each of ReShape and Vyome agreed to terminate any such solicitations, discussions or negotiations upon execution of the Merger Agreement, as well as immediately discontinue access to any data room established by it for such purpose.

If, however, prior to obtaining the approval of its stockholders, ReShape receives an unsolicited written acquisition proposal from a third party that constitutes, or that its board of directors determines in good faith is reasonably expected to lead to, a superior proposal, then ReShape may, subject to certain conditions included in the Merger Agreement, disclose any non-public information relating to, or afford access to the properties, books, or records of, itself or any of its subsidiaries to and participate or engage in discussions or negotiations with that third party with respect to that proposal.

For a more complete description of the prohibition on solicitations of acquisition proposals from third parties, see “The Merger Agreement—No Solicitation; Board Recommendations” beginning on page [•].

Change of Recommendation (See Page [•])

The Merger Agreement generally restricts the ability of the board of directors of ReShape to withdraw its recommendation that its stockholders approve the transactions contemplated by the Merger Agreement or to propose publicly to recommend, adopt, or approve any acquisition proposal with respect to ReShape. However, the board of directors of ReShape may change its recommendation, prior to obtaining the approval of its stockholders, in response to a superior proposal that did not result from a breach of the provisions of the Merger Agreement described under “—No Solicitation”, or an intervening event, if, among other things, such board of directors concludes that a failure to change its recommendation would be a breach of its fiduciary duties to its stockholders and, if requested by

Vyome, its representatives have negotiated in good faith with Vyome for five business days regarding any amendment to the Merger Agreement that would allow the transaction contemplated thereby to be effected.

For a more complete description of the circumstances under which the ReShape board of directors may withdraw its recommendation that its stockholders approve the Merger, see “The Merger Agreement—Change of Recommendation” beginning on page [•].

Termination of the Merger Agreement (See Page [•])

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written agreement of Vyome and ReShape, as well as under certain other circumstances.

The Merger Agreement may be terminated by either ReShape or Vyome if:

●	the other party’s board of directors or any committee thereof (i) makes an adverse recommendation change, (ii) fails to include its recommendation in this proxy/information statement-prospectus or (iii) publicly proposes to make an adverse recommendation change;
●	the other party materially breaches the provisions of the Merger Agreement described under “—No Solicitation”;
●	at any time prior to the Effective Time, if any of the other party’s covenants, representations or warranties contained in the Merger Agreement has been breached or any of the other party’s representations and warranties has become untrue, such that any of such party’s conditions to the closing of the Merger described under “The Merger Agreement—Conditions to Completion of the Merger” will not be satisfied, and such breach is (i) incapable of being cured by the other party or (ii) has not been cured within 45 days of receipt by the other party of written notice of such breach describing in reasonable detail such breach; or
●	the Nasdaq filings have not been approved by Nasdaq within 30 days of the date of the ReShape Special Meeting, and all other conditions to the completion of the Merger (except for those conditions that by their nature are to be satisfied at the closing of the Merger) have been satisfied.

The Merger Agreement may be terminated by Vyome if, subject to certain conditions being met:

●	the required approval of ReShape’s stockholders contemplated under the Merger Agreement at the ReShape Special Meeting is not obtained;
●	the ReShape Net Cash on the Anticipated Closing Date (or Revised Anticipated Closing Date, as appliable) shall be less than the minimum amount set forth in Section 7.03(d) as of such date;
●	the ReShape Warrants are not canceled and terminated in accordance with Section 7.02(g) prior to the Effective Time;
●	ReShape is unable to close the ReShape Asset Sale immediately prior to the Effective Time; or
●	all shares of ReShape Series C Preferred Stock are not canceled and terminated immediately prior the Effective Time in exchange for the payment in accordance with Section 7.01(g).

The Merger Agreement may be terminated by ReShape if the Concurrent Financing Agreements (as may be amended from time to time if agreed in writing by ReShape and Vyome) is not in full force and effect such that the Concurrent Financing shall not be consummated immediately following the Effective Time without the further satisfaction of any conditions.

If the Merger Agreement is terminated by ReShape or Vyome for the reasons set forth above (and, in the case of ReShape terminating the Merger Agreement because the amount raised in the Concurrent Financing is less than $7 million), then, subject to certain conditions, the non-terminating party shall be required to pay the terminating party a fee of $1.0 million.

In addition to the reasons set forth above, the Merger Agreement may be terminated by either ReShape or Vyome if:

●	the transactions contemplated by the Merger Agreement violate any order, decree or ruling of any court or governmental body that has become final and non-appealable or if there is a law that makes the transactions contemplated in the Merger Agreement illegal or otherwise prohibited; or
●	the Merger has not been consummated by the Termination Date.

For a more complete discussion of the circumstances under which the merger agreement may be terminated, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page [•].

Accounting Treatment (See Page [•])

The Merger will be accounted for as a “reverse capitalization” pursuant to which Vyome will be considered the acquiring entity for accounting purposes in accordance with U.S. generally accepted accounting principles (“GAAP”). As such, the purchase consideration will be allocated to the fair values of the tangible and identifiable intangible assets with the residual going to goodwill (or bargain purchase if in excess of consideration paid). Vyome’s historical results of operations will replace ReShape’s historical results of operations for all periods prior to the Merger. After completion of the Merger, the results of operations of both companies will be included in the Combined Company’s financial statements. For a more complete discussion of the anticipated accounting treatment of the Merger, see “The Merger—Accounting Treatment” beginning on page [•] of this proxy/information statement-prospectus.

Certain U.S. Federal Income Tax Consequences (See Page [•])

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder (as defined on page [•] of this proxy/information statement-prospectus) of Vyome shares generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Vyome shares for ReShape Shares in the Merger, except with respect to cash received by Vyome stockholders in lieu of fractional Vyome shares. A U.S. Holder of Vyome investment warrants or investment stock options also will not recognize any gain or loss on the exchange of such securities for comparable securities in ReShape.

It is also intended that the Merger will qualify as a “Section 351 transaction” under Section 351 of the Code. If the Merger does qualify as a Section 351 transaction, a U.S. Holder of Vyome shares generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Vyome shares for ReShape Shares in the Merger; however, if the Merger qualifies only as a Section 351 transaction (and not as a reorganization), the exchange of investment warrants or investment stock options for comparable securities in ReShape will be a taxable event to a U.S. Holder and the U.S. Holder will be subject to tax on any gain realized in the exchange (but will not be able to claim any realized loss).

A U.S. Holder of compensatory options or other compensatory equity awards should consult with its own tax advisor about the tax consequences of exchanging such securities.

Please review the information set forth in the section entitled “Certain U.S. Federal Income Tax Consequences” for a more complete description of certain U.S. federal income tax consequences of the Merger. Please consult your tax advisors as to the specific tax consequences to you of the Merger.

Interests of ReShape’s Directors and Executive Officers in the Merger (See Page [•])

In considering the recommendation of the ReShape Board, ReShape stockholders should be aware that certain of ReShape’s executive officers and directors have interests in the Merger that may be different from, or in addition to, those of ReShape’s stockholders generally. These interests include, but are not limited to:

●	in the case of Mr. Gladney, continued service as a director of the Combined Company;
●	in the case of Mr. Hickey, entitlement to severance payments under his preexisting employment agreement; and
●	continued indemnification in favor of the current and former directors and officers of ReShape.

These interests may present such executive officers and directors with actual or potential conflicts of interest. The ReShape Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that ReShape stockholders vote for the ReShape Proposals. For additional information on the interests of ReShape’s directors and officers in the Merger, see “The Merger—Interests of ReShape’s Directors and Executive Officers in the Merger” beginning on page [•] of this proxy/information statement-prospectus.

Interests of Vyome’s Directors and Executive Officers in the Merger (See Page [•])

In considering the recommendation of the Vyome Board, Vyome stockholders should be aware that certain of Vyome’s executive officers and directors have interests in the Merger that may be different from, or in addition to, those of Vyome’s stockholders generally. These interests include, but are not limited to:

●	continued service as a director or officer of the Combined Company; and
●	continued indemnification in favor of the current and former directors and officers of Vyome.

These interests may present such executive officers and directors with actual or potential conflicts of interest. The Vyome Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that Vyome stockholders vote for the Merger Agreement and the Merger. For additional information on the interests of Vyome’s directors and officers in the Merger, see “The Merger—Interests of Vyome’s Directors and Executive Officers in the Merger” beginning on page [•] of this proxy/information statement-prospectus.

Appraisal Rights (See Page [•])

Under the DGCL, holders of ReShape Shares are not entitled to exercise any appraisal rights in connection with the Merger or the other transactions contemplated by the Merger Agreement.

If the Merger is completed, Vyome stockholders who have not waived such rights are entitled to appraisal rights under Section 262 of the DGCL, referred to as Section 262, provided that they comply with the conditions established by Section 262. See Annex E.

Comparison of Stockholder Rights (See Page [•])

Following the Merger, former Vyome stockholders will have different rights as ReShape stockholders than they had as Vyome stockholders. For additional information on stockholders rights, see “Comparison of Stockholder Rights” beginning on page [•] of this proxy/information statement-prospectus.

Risk Factors (See Page [•])

In deciding how to vote your ReShape Shares or Vyome Shares, you should read carefully this entire proxy/information statement-prospectus, including the annexes and exhibits hereto, and in particular, you should read the “Risk Factors” section beginning on page [•] of this proxy/information statement-prospectus. See also “Where You Can Find More Information” beginning on page [•] of this proxy/information statement-prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

ReShape common stock is currently listed on The Nasdaq Capital Market under the symbol “RSLS.”

ReShape Common Stock

The closing price of shares of ReShape common stock on July 8, 2024, the trading day immediately prior to the public announcement of the Merger on July 9, 2024, as reported on The Nasdaq Capital Market, was $0.2044 per share.

As of                     , 2024, the record date for the ReShape Special Meeting, there were approximately                      holders of record of the shares of ReShape common stock.

Dividends

ReShape has never declared or paid any cash dividends on the ReShape common stock. Any future determination to declare cash dividends on shares of the combined company’s common stock will be made at the discretion of the ReShape Board, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that the ReShape Board may deem relevant.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy/information statement-prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements” of this proxy/information statement-prospectus, ReShape stockholders should carefully consider the following risks in deciding whether to vote for the approval of the ReShape Proposals. With respect to ReShape, descriptions of some of these risks can be found in the Annual Report for ReShape on Form 10-K for the year ended December 31, 2023, as such risks may be updated or supplemented in the company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and other filings with the SEC from time to time. You should read carefully this entire proxy/information statement-prospectus and its annexes and exhibits and the other documents incorporated by reference into this proxy/information statement-prospectus. See also “Where You Can Find More Information” beginning on page [•] of this proxy/information statement-prospectus.

Summary of Risk Factors

Risks Related to the Merger

●	Fluctuations in the market price of ReShape Shares will affect the value of the Merger Consideration.
●	The Exchange Ratio in the Merger Agreement is subject to adjustment based on ReShape’s net cash as of a determination date prior to completion of the Merger, which could dilute further the ownership of either the ReShape or Vyome stockholders in the combined company.
●	The ownership percentages of the ReShape and Vyome stockholders, respectively, that will result from the Exchange Ratio in the Merger Agreement are calculated prior to the completion of the Concurrent Financing, which could dilute further the ownership of the ReShape stockholders in the combined company.
●	The Merger may not be consummated unless important conditions are satisfied or waived and there can be no assurance that the Merger will be consummated.
●	Although an application has been filed to list the ReShape Shares on The Nasdaq Capital Market, there can be no assurance that the common stock will be so listed or, if listed, that the Combined Company will be able to comply with the continued listing standards.

Risks Related to the Business of the Combined Company After the Merger

●	Combining the two companies may be more difficult, costly or time consuming than expected, and the Combined Company may not realize all of the anticipated benefits of the Merger.
●	ReShape and Vyome will incur substantial direct and indirect costs as a result of the Merger and the Combined Company will incur substantial direct and indirect costs following the Merger.
●	The actual financial position and results of operations of the Combined Company after the Merger may differ materially from the unaudited pro forma financial information included in this proxy/information statement-prospectus.
●	Both ReShape and Vyome have operated with a loss and negative cash flows for the entirety of their existence and it is expected the Combined Company will have to raise significant capital in the future that could be dilutive to stockholders of the Combined Company.
●	If the perceived benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of ReShape’s securities or, following the Merger, Vyome Holdings, Inc. securities, may decline.

Risks Related to ReShape

●	If we are unable to either substantially improve our operating results or obtain additional financing, we may be unable to continue as a going concern.
●	We have recently undertaken a cost reduction plan and reorganization, and may do so again in the future. The assumptions underlying these activities may prove to be inaccurate, or we may fail to achieve the expected benefits therefrom.
●	We may be unable to attract and retain management and other personnel we need to succeed.
●	We cannot assure you that we will ever generate substantial revenue or be profitable.
●	Previously, we recorded a non-cash indefinite-lived intangible and definite-lived assets impairment loss, which significantly impacted our results of operations, and we may be exposed to additional impairment losses that could be material.

Risks Related to Vyome

●	We have a limited operating history and have not taken a product through to commercialization.
●	We have incurred losses since inception, and we expect to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. We have not generated any revenue from the Vyome Assets and may never generate revenue or become profitable.
●	Our recurring losses from operations and financial condition could raise substantial doubt about our ability to continue as a going concern.
●	Our ability to use net operating losses (“NOL”) carryforwards may be limited.
●	Adverse developments affecting the financial services industry could adversely affect our current and projected business operations and our financial condition and results of operations.

Risks Related to the ReShape Asset Sale

●	While the ReShape Asset Sale is pending, it creates unknown impacts on ReShape’s future which could materially and adversely affect its business, financial condition and results of operations.
●	The failure to consummate the ReShape Asset Sale may materially and adversely affect ReShape’s business, financial condition and results of operations.
●	The Merger may be consummated despite the ReShape Asset Sale not closing under certain circumstances.

Risks Related to the ReShape Reverse Stock Split

●	The proposed ReShape Reverse Stock Split may not increase the Combined Company’s stock price over the long-term.
●	The proposed ReShape Reverse Stock Split may decrease the liquidity of the combined organization’s common stock.
●	The proposed ReShape Reverse Stock Split may lead to a decrease in the combined organization’s overall market capitalization.

Risks Related to the Merger

Fluctuations in the market price of ReShape Shares will affect the value of the Merger Consideration.

At the Effective Time, each Vyome Share (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain stockholders of Vyome and Vyome India who are located in India) will be converted into the right to receive a number of ReShape Shares, according to a ratio determined at least 10 days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares owning 88.9% of the outstanding Combined Company Shares immediately after the effective time of the Merger, subject to adjustment based on ReShape’s net cash is greater than or less than $5 million; provided that the shares to be received by certain stockholders of Vyome and Vyome India located in India shall be subject to the put-call option agreements with the Combined Company. Based on the number of shares outstanding as of [•], 2024, and assuming ReShape’s net cash is equal to $[•], the Exchange Ratio would be equal to [•] ReShape Shares for each share of Vyome common stock outstanding or underlying the Vyome preferred stock, without giving effect to the proposed reverse stock split of ReShape Shares described in this proxy/information statement-prospectus. However, that estimated Exchange Ratio is not final and is subject adjustment based on the actual shares outstanding, and ReShape’s actual net cash, as of the Determination Date.

Because the exact number of ReShape Shares that will be issued in exchange for each Vyome Share will not be determined until a later date, the market value of the Merger Consideration that Vyome stockholders will receive will depend both on the number of ReShape Shares to be issued and the price per ReShape Share at the Effective Time. The exact number of ReShape Shares to be Vyome and the market price per ReShape Share will not be known at the time of the ReShape Special Meeting and may be less or more than the current market price or the market price at the time of the ReShape Special Meeting.

Based on the closing price per share of ReShape Shares on The Nasdaq Capital Market on [•], 2024 of $[•], the date on which the assumed Exchange Ratio of [•] ReShape Shares for each Vyome Share was calculated for purposes of this proxy/information statement-prospectus, the estimated value of each Vyome Share in the Merger would be approximately $[[•] x Exchange Ratio]. The exact dollar value of the ReShape Shares that the Vyome stockholders and the ReShape stockholders will hold upon consummation of the Merger will not be known at the time of the ReShape Special Meeting and may be greater than, the same as or less than the current market price of ReShape Shares at the time of the ReShape Special Meeting. The market price of the ReShape Shares is subject to general price fluctuations in the market for publicly traded equity securities and has experienced volatility in the past and may vary significantly from the date of the ReShape Special Meeting. As a result of these fluctuations, the value of the Merger Consideration will also vary. For example, based on the range of closing prices of ReShape Shares during the period from July 8, 2024, the last trading day before public announcement of the Merger, through [•], 2024, of $[•] to $[•], the assumed Exchange Ratio represented a value ranging from a low of $[[•] x Exchange Ratio] to a high of $[[•] x Exchange Ratio] for each ReShape Share.

Stock price changes may result from a variety of factors, including general market, industry and economic conditions, changes in the respective businesses, operations and prospects of ReShape, regulatory considerations, results of the ReShape Special Meeting, announcements with respect to the Merger or any of the foregoing, and other factors beyond the control of ReShape. You should obtain current market price quotations for ReShape Shares, but as indicated above, the price at the time the Merger is consummated may be greater than, the same as or less than such price quotations.

The Exchange Ratio in the Merger Agreement is subject to adjustment based on ReShape’s net cash as of a determination date prior to completion of the Merger, which could dilute further the ownership of either the ReShape or Vyome stockholders in the combined company.

The Exchange Ratio in the Merger Agreement is subject to potential adjustment depending upon the amount of “net cash” of ReShape, as defined in the Merger Agreement and generally consisting of ReShape’s cash and cash equivalents less certain expenses and liabilities, as of a determination date prior to the closing date of the Merger. If ReShape has more or less than $5.0 million of net cash as of the determination date, then the percentage ownership of the current ReShape stockholders will be increased or decreased on a pro rata basis as set forth above under the heading “Summary – Determination of ReShape Net Cash.” ReShape currently expects its net cash to be less than $5.0 million as of the determination date. In addition, one of the conditions to Vyome’s obligations to complete the merger is ReShape’s net cash must be at least $1,325,000 and if the closing occurs after July 31, 2024, with the minimum amount of ReShape Net Cash being reduced by $175,000 on the first day of each month beginning on August 1, 2024. The items that will constitute ReShape’s net cash at the determination date set forth in the Merger Agreement are subject to a number of factors, some of which are outside the control of ReShape.

The ownership percentages of the ReShape and Vyome stockholders, respectively, that will result from the Exchange Ratio in the Merger Agreement are calculated prior to the completion of the Concurrent Financing, which could dilute further the ownership of the ReShape stockholders in the combined company.

The pro forma ownership percentages of the ReShape and Vyome stockholders of the Combined Company of 11.1% and 88.9%, respectively, subject to adjustment as described in this proxy/information statement-prospectus, is prior to taking into account the Concurrent Financing. Therefore, the actual ownership percentages will be different following the completion of the Concurrent Financing and, because certain of the investors in the Concurrent Financing are existing Vyome stockholders, the actual ownership percentage of the ReShape stockholders will be decreased compared to that of the Vyome stockholders after the closing of the Concurrent Financing. Solely for purposes of illustration, assuming the market price of the common stock of the Combined Company immediately following completion of the Merger is $10.00 per share, the shares of common stock to be issued in the Concurrent Financing would be sold at a price of $7.00 per share (reflecting a 30% discount to the market price). Therefore, if $6.0 million in shares of common stock of the Combined Company and up to $1.0 million of shares in Vyome India are sold immediately following completion of the Merger as part of the Concurrent Financing, and the ReShape Net Cash is $975,000, the Combined Company would issue approximately 538,875 shares of common stock immediately after completion of the Merger. Based on those assumptions, and assuming the actual ownership percentage of the ReShape stockholders of the Combined Company prior to the Concurrent Financing is 11.1%, the shares issued in the Concurrent Financing would reduce the ownership percentage of the ReShape stockholders of the Combined Company to approximately 7.8%.

The Merger may not be consummated unless important conditions are satisfied or waived and there can be no assurance that the Merger will be consummated.

The Merger Agreement contains a number of conditions that must be satisfied or waived (to the extent permitted by applicable law) to consummate the Merger. Those conditions include, among others:

●	approval of the ReShape Share Issuance Proposal and ReShape Asset Sale Proposal by the ReShape stockholders;
●	the absence of any adverse law or order promulgated, entered, enforced, enacted, or issued by any government entity that prohibits, restrains, or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement;
●	the effectiveness of a registration statement on Form S-4, which shall include this proxy/information statement-prospectus, under the Securities Act and the absence of any stop order issued by the SEC suspending the use of such registration statement;
●	the ReShape Shares to be issued in the Merger being approved for listing on The Nasdaq Capital Market and approval of the Combined Company’s continued listing on The Nasdaq Capital Market (certain risks related to obtaining such approvals are described below);
●	subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Vyome and ReShape contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement; and
●	the absence of a material adverse effect with respect to each of Vyome and ReShape.

These conditions to the consummation of the Merger may not be satisfied or waived (to the extent permitted by applicable law) and, as a result, the Merger may not be consummated at the time expected, or at all. For additional information regarding the conditions to the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page [•] of this proxy/information statement-prospectus.

In addition, ReShape or Vyome may elect to terminate the Merger Agreement in certain other circumstances. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page [•] of this proxy/information statement-prospectus.

Although an application has been filed to list the ReShape Shares on The Nasdaq Capital Market, there can be no assurance that the common stock will be so listed or, if listed, that the Combined Company will be able to comply with the continued listing standards.

Nasdaq has determined that the proposed transaction constitutes a business combination that results in a change of control pursuant to its listing rules. Accordingly, the Combined Company will be required to satisfy all of Nasdaq’s initial listing criteria and to complete Nasdaq’s initial listing process in order for the ReShape Shares to be listed on Nasdaq. An application to list the ReShape Shares on The Nasdaq Capital Market upon consummation of the Merger has been filed as required by The Nasdaq Capital Market.

Nasdaq’s approval of the listing application is a condition to the closing of the Merger and while ReShape and Vyome can each terminate the Merger Agreement if the condition is not satisfied under certain circumstances (in which case, a $1.0 million termination fee may be payable to the terminating party), the parties can also each choose to waive the condition and consummate the Merger without Nasdaq’s approval of the listing application. In the event ReShape and Vyome waive that condition and consummate the Merger without Nasdaq’s approval of the listing application, the Combined Company would not be listed on The Nasdaq Capital Market.

In addition, if after listing, The Nasdaq Capital Market delists the ReShape Shares from trading on its exchange for failure to meet the continued listing standards, the Combined Company and its stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for its securities;
●	a determination that its common stock is a “penny stock” which will require brokers trading in its common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for its common stock;
●	a limited amount of analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of either ReShape or Vyome.

The Merger Agreement contains “no shop” provisions that restrict each of Vyome’s and ReShape’s ability to solicit, initiate or knowingly encourage and induce, or take any other action designed to facilitate competing third-party proposals relating to a merger, reorganization or consolidation of the company or an acquisition of the company’s stock or assets. In addition, the other party generally has an opportunity to offer to modify the terms of the Merger in response to any competing acquisition proposals before the board of directors of the company that has received a third-party proposal may withdraw or qualify its recommendation with respect to the Merger.

The Merger Agreement does not permit either Vyome or ReShape to terminate the Merger Agreement in order to pursue a superior proposal. These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Vyome or ReShape from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the Merger.

See “The Merger Agreement—No Solicitation; Board Recommendations” and “The Merger Agreement—Termination of the Merger Agreement” beginning on pages [•] and [•], respectively, of this proxy/information statement-prospectus.

The pendency of the Merger could materially adversely affect the business, financial condition, results of operations or cash flows of ReShape or Vyome.

●	The announcement and pendency of the Merger could disrupt ReShape’s or Vyome’s businesses, in any of the following ways, among others:
●	ReShape’s employees are not expected to continue to be employed by the Combined Company, which might adversely affect ReShape’s ability to retain its employees;

●	the attention of ReShape management or Vyome management may be directed toward completion of the Merger and, in the case of ReShape, the Asset Sale, integration planning and transaction-related considerations and may be diverted from the company’s day-to-day business operations and, following the completion of the Merger, the attention of the Combined Company’s management may also be diverted to such matters;
●	vendors, suppliers, business partners or others may seek to modify or terminate their business relationship with ReShape or Vyome or the Combined Company following completion of the Merger;
●	ReShape or Vyome, or the Combined Company following completion of the Merger, and their respective directors could become subject to lawsuits relating to the Merger; and
●	ReShape or Vyome may experience negative reactions from their stockholders and the medical community, among others.

These disruptions could be exacerbated by a delay in the completion of the Merger or termination of the Merger Agreement. Additionally, if the Merger is not consummated, each company will have incurred significant costs and diverted the time and attention of management. A failure to consummate the Merger may also result in negative publicity, reputational harm, litigation against ReShape or Vyome or their respective directors and officers, and a negative impression of the companies in the financial markets. The occurrence of any of these events individually or in combination could have a material adverse effect on either or both companies’ financial statements and ReShape’s stock price.

In addition, the Merger Agreement restricts Vyome and ReShape from taking certain actions until the Effective Time without the consent of the other party, including, among others: the payment of dividends; the issuance of equity (including certain equity incentive awards); certain increases to employee compensation and benefits; capital expenditures; the incurrence of indebtedness; acquisitions and divestitures; and the entry into or amending certain material contracts. Vyome and ReShape are required to conduct business in the ordinary course consistent with past practice. The restrictive covenants, which are subject to various specific exceptions, may prevent Vyome or ReShape from pursuing attractive business opportunities that may arise prior to the consummation of the Merger. Although Vyome and ReShape may be able to pursue such activities with the other company’s consent, the other company may not be willing to provide its consent. For a description of the restrictive covenants applicable to Vyome and ReShape, see “The Merger Agreement—Covenants; Conduct of Business Pending the Merger” beginning on page [•] of this proxy/information statement-prospectus.

ReShape directors and executive officers and Vyome directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of ReShape stockholders and Vyome stockholders.

Certain of the directors and executive officers of ReShape and certain of the directors and executive officers of Vyome negotiated the terms of the Merger Agreement and these individuals have interests in the Merger that may be different from, or in addition to, those of ReShape stockholders and Vyome stockholders, respectively. These interests include, but are not limited to, the continued service of certain of these Vyome individuals as directors and executive officers of the Combined Company, and one ReShape individual continuing to serve as a director of the Combined Company, after the date of the consummation of the Merger, certain other compensation arrangements with the ReShape and Vyome directors and executive officers, and provisions in the Merger Agreement regarding continued indemnification of and advancement of expenses of the directors and executive officers of ReShape. ReShape stockholders should be aware of these interests when they consider their respective Boards of Directors’ recommendations that they vote in favor of the Merger-related proposals.

The members of the ReShape Board were aware of and considered these interests relating to ReShape, among other matters, in evaluating the Merger Agreement and the Merger, and in recommending that ReShape stockholders approve the ReShape Proposals. The interests of ReShape directors and executive officers are described under “The Merger—Interests of ReShape’s Directors and Executive Officers in the Merger” beginning on page [•] of this proxy/information statement-prospectus.

The members of the Vyome Board were aware of and considered these interests relating to Vyome, among other matters, in evaluating the Merger Agreement and the Merger, and in recommending that Vyome stockholders approve the Merger Agreement and the Merger. The interests of Vyome directors and executive officers are described in more detail under “The Merger—Interests of Vyome’s Directors and Executive Officers in the Merger” beginning on page [•] of this proxy/information statement-prospectus.

Following the consummation of the Merger, the composition of the board of directors and management of the Combined Company will be comprised of six directors to be nominated by Vyome and its current stockholders and one current ReShape director and ReShape’s current stockholders will not have a majority ownership and voting interest in the Combined Company. The combined company will focus on Vyome’s business of advancing the development of its immuno-inflammatory assets and on identifying additional opportunities between the world-class Indian innovation corridor and the U.S. market.

Pursuant to the Merger Agreement, following the consummation of the Merger, the board of directors of the Combined Company will consist of six directors designated by Vyome and one director designated by ReShape and the executive management of the Combined Company will consist of Vyome’s executive officers. No current ReShape officers or employees are expected to continue with the Combined Company.

The combined company will focus on Vyome’s business of advancing the development of its immuno-inflammatory assets and on identifying additional opportunities between the world-class Indian innovation corridor and the U.S. market. In addition, immediately following completion of the Merger and the issuance of the ReShape Shares to the Vyome stockholders at the Effective Time, ReShape’s current stockholders in the aggregate will not have a majority ownership and voting interest in the Combined Company, which will result in ReShape stockholders having less influence on the Combined Company’s management and policies. As a result, current ReShape stockholders will have less influence on the Combined Company’s management and policies than they currently have.

The opinion of ReShape’s financial advisor does not reflect changes in circumstances that may have occurred or that may occur between the signing of the Merger Agreement and the consummation of the Merger.

The opinion rendered to the ReShape Board by Maxim was provided in connection with, and at the time of, the ReShape Board’s evaluation of the Merger. The opinion was based on the financial analysis performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to Maxim, as of the date of its opinion, which may have changed, or may change, after the date of the opinion. The ReShape Board has not obtained an updated opinion from its financial advisor as of the date of this proxy/information statement-prospectus or as of any other date, nor does it expect to receive an updated, revised or reaffirmed opinion prior to the consummation of the Merger. Changes in the operations and prospects of ReShape or Vyome, general market and economic conditions and other factors that may be beyond the control of ReShape or Vyome, and which changes were not taken into account by ReShape’s financial advisor in rendering its opinion, may significantly alter the value of ReShape or Vyome or the price of ReShape Shares by the time the Merger is consummated. The opinion does not speak as of the time the Merger will be consummated or as of any date other than the date of such opinion. Because there are no plans for ReShape’s financial advisor to update their opinion, the opinion does not address the fairness of the Exchange Ratio or the Merger Consideration, as applicable, from a financial point of view, at any time other than the time such opinion was issued, even though the ReShape Board’s recommendation that ReShape stockholders vote “FOR” the ReShape Proposals is made as of the date of this proxy/information statement-prospectus. For a description of the opinion that the ReShape Board received from its financial advisor, see “The Merger—Opinion of ReShape’s Financial Advisor—Maxim Group LLC,” beginning on page [•] of this proxy/information statement-prospectus.

Failure to consummate the Merger could negatively impact respective future operations and financial results of ReShape and Vyome and the future stock price of ReShape.

If the Merger is not consummated for any reason, ReShape and Vyome may be subjected to a number of material risks, including the following:

●	a decline in the market price of the shares of ReShape Common Stock to the extent that the current market price reflect a market assumption that the Merger will be consummated and will be beneficial to the value of ReShape after the Closing Date;
●	having to pay certain costs related to the proposed Merger, such as legal, accounting, financial advisory, printing and mailing fees, which must be paid regardless of whether the Merger is consummated;
●	addressing the consequences of operational decisions made since the signing of the Merger Agreement, including because of restrictions on ReShape’s or Vyome’s operations imposed by the terms of the Merger Agreement and decisions to delay or defer capital expenditures;

●	returning the focus of management and personnel to operating ReShape or Vyome, as applicable, on a standalone basis, without any of the benefits expected to have been provided by the consummation of the Merger or, in the case of ReShape, the Asset Sale;
●	negative reactions from their respective stockholders, suppliers, employees, and the medical community;
●	Vyome’s product development plans may get slowed down or discontinued; and
●	Vyome and its subsidiary (Vyome India) may lose employees and consultants.

In addition to the above risks, ReShape and Vyome may be required, under certain circumstances, to pay to the other party a termination fee of $1.0 million, which may materially adversely affect such party’s financial condition. The business of ReShape or Vyome may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of ReShape and Vyome management on the Merger. A failure to consummate the Merger may also result in negative publicity, reputational harm, litigation against ReShape or Vyome or their respective directors and officers, and a negative impression of the companies in the financial markets.

If the Merger is not consummated, we cannot assure the Vyome stockholders or the ReShape stockholders that these risks will not materialize and will not materially adversely affect the business, financial results and stock price of the respective companies. Because each of the Merger and the Asset Sale are conditioned upon the other transaction being consummated, neither transaction may be completed if the proposals required for the consummation of both transactions are not approved.

The Merger may disrupt attention of ReShape management and Vyome management from ongoing business operations.

Each of ReShape and Vyome has expended, and expects to continue to expend, significant management resources to consummate the Merger. The attention of each company’s management may be diverted away from the day-to-day operations of the businesses of ReShape and Vyome, respectively, including implementing initiatives to improve performance, execution of existing business plans and pursuing other beneficial opportunities, in an effort to consummate the Merger. This diversion of management resources could disrupt ReShape’s or Vyome’s operations and may have an adverse effect on the respective businesses, financial conditions, results of operations and cash flows of the two companies or the Combined Company after the Closing Date.

The market price for ReShape Shares following completion of the Merger will continue to fluctuate and may be affected by factors different from those that historically have affected ReShape Shares.

Following the completion of the Merger, Vyome stockholders and ReShape stockholders will be stockholders in the Combined Company. ReShape’s business differs in important respects from that of Vyome and the Combined Company’s business will differ from that of ReShape prior to the completion of the Merger. Accordingly, the results of operations of the Combined Company and the market price of ReShape Shares after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of Vyome and ReShape. This proxy/information statement-prospectus describes the businesses of ReShape and Vyome and also describes important factors to consider in connection with those businesses and the business of the Combined Company.

Risks Related to the Business of the Combined Company After the Merger

Combining the two companies may be more difficult, costly or time consuming than expected, and the Combined Company may not realize all of the anticipated benefits of the Merger.

ReShape and Vyome have operated and, until the consummation of the Merger, will continue to operate, independently. The Combined Company may not be able to successfully achieve the anticipated benefits of the Merger at all or they may take longer to realize than expected. The difficulties of operating the Combined Company may include, among others:

●	the diversion of management attention to integration matters;
●	difficulties in integrating functions, personnel and systems;

●	declines in results of operations, financial condition or cash flows;
●	a decline in the market price of ReShape Shares;
●	contingent liabilities that are larger than expected;
●	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Merger;
●	disruption of existing relationships with patients, doctors, business partners, and other constituencies; and
●	the disruption of, or the loss of momentum in, ongoing research and development, including ongoing clinical trials.

Many of these factors are outside the control of ReShape and Vyome, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially impact the business, financial condition, results of operations and cash flows of the Combined Company. These factors could cause dilution to the earnings per share of the Combined Company, decrease or delay the expected benefits of the Merger and negatively impact the price of ReShape Shares. As a result, it cannot be assured that the Combined Company will realize the full benefits anticipated from the Merger within the anticipated time frames, or at all.

In addition, following the Merger, ReShape will become responsible for Vyome’s liabilities and obligations, including with respect to legal, financial, regulatory, and compliance matters. These obligations will result in additional cost and investment by ReShape and, if ReShape has underestimated the amount of these costs and investments or if ReShape fails to satisfy any such obligations, ReShape and Vyome may not realize the anticipated benefits of the Merger. Further, it is possible that there may be unknown, contingent or other liabilities or problems that may arise in the future, the existence and/or magnitude of which ReShape and Vyome was previously unaware. Any such liabilities or problems could have an adverse effect on the Combined Company’s business, financial condition, results of operations or cash flows.

Further, following completion of the Merger, the Combined Company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to ReShape” and “Risks Related to Vyome.” To the extent any of the events in the risks described in those sections occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the Combined Company’s common stock to decline.

ReShape and Vyome will incur substantial direct and indirect costs as a result of the Merger and the Combined Company will incur substantial direct and indirect costs following the Merger.

ReShape and Vyome will incur substantial expenses in connection with and as a result of consummating the Merger, and over a period of time following the consummation of the Merger, ReShape also expects to incur substantial expenses as a Combined Company. A portion of the transaction costs related to the Merger will be incurred regardless of whether the Merger is consummated. While ReShape and Vyome have assumed that a certain level of transaction expenses will be incurred, factors beyond ReShape’s and Vyome control could affect the total amount or the timing of these expenses. These expenses could adversely affect the financial condition, results of operations and cash flows of the Combined Company following the consummation of the Merger.

The actual financial position and results of operations of the Combined Company after the Merger may differ materially from the unaudited pro forma financial information included in this proxy/information statement-prospectus.

The unaudited pro forma financial information included in this proxy/information statement-prospectus is presented for informational purposes only and may not be an indication of what ReShape’s financial position or results of operations would have been had the Merger been consummated on the dates indicated. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of ReShape and Vyome and certain adjustments and assumptions regarding ReShape after giving effect to the Merger. The assets and liabilities have been measured at fair value based on various preliminary estimates using assumptions that ReShape and Vyome management believes are reasonable, utilizing information currently available. These fair value measurements can be highly subjective and the reasonable application of measurement principles may result in a range of alternative estimates using the same facts and circumstances. These estimates, which require extensive use of accounting estimates and management judgment, may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma financial information and the final acquisition accounting will occur and could have a material impact on the unaudited pro forma financial information and the Combined Company’s financial position and future results of operations.

In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition or results of operations following the consummation of the Merger. Any material variance from the pro forma financial information may cause significant variations in the market price of the ReShape Shares. See “ReShape and Vyome Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [•] of this proxy/information statement-prospectus.

Both ReShape and Vyome have operated with a loss and negative cash flows for the entirety of their existence and it is expected the Combined Company will have to raise significant capital in the future that could be dilutive to stockholders of the Combined Company.

Both ReShape and Vyome have operated with a loss and negative cash flows for the entirety of their existence. The Combined Company may not be able to raise capital to continue operations in the future which could result in bankruptcy or liquidation of the Combined Company. Adequate funding may not be available to the Combined Company on acceptable terms, or at all.

If the perceived benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of ReShape’s securities or, following the Merger, Vyome Holdings, Inc.’s (“Combined Company”) securities, may decline.

If the perceived benefits of the Merger do not meet the expectations of investors or securities analysists, the market price of ReShape’s securities prior to the Closing may decline. The market value of ReShape’s securities at the time of the Merger may vary significantly from their prices on the date of the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which ReShape’s shareholders vote on the Merger.

In addition, following the Merger, fluctuations in the price of the Combined Company’s securities could contribute to the loss of all or part of a shareholder’s investment. Prior to the Merger, there has not been a public market for Vyome common stock. Accordingly, the valuation ascribed to the Combined Company in the Merger may not be indicative of the price that will prevail in the trading market following the Merger. The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. If an active market for the Combined Company’s securities develops and continues, the market price of its common stock may fluctuate significantly in response to numerous factors, some of which are beyond the Combined Company’s control, such as:

●	The Combined Company’s ability to commercialize the Vyome Assets or their corresponding product candidates, if approved;
●	the status and cost of the Combined Company’s marketing commitments for the Vyome Assets and their product candidates;
●	announcements regarding results of any clinical trials relating to the Combined Company’s product candidates;
●	unanticipated serious safety concerns related to the use of the Vyome Assets or any of the Combined Company’s product candidates;
●	adverse regulatory decisions;
●	changes in laws or regulations applicable to the Vyome Assets or the Combined Company’s product candidates, including but not limited to clinical trial requirements for approvals;
●	violation of or non-compliance with applicable laws and regulations (including any laws relating to taxation) in the countries of operation of the Combined Company and its subsidiaries (including India and the U.S.);
●	legal disputes (such as infringements, non-allowances, etc.) or other developments relating to proprietary rights, including patents, litigation matters and the Combined Company’s ability to obtain patent protection for the Vyome Assets or the product candidates, government investigations and the results of any proceedings or lawsuits, including, but not limited to, patent or shareholder litigation;

●	The Combined Company’s decision to initiate a clinical trial, not initiate a clinical trial or to terminate an existing clinical trial;
●	The Combined Company’s dependence on third parties;
●	reduction in revenues received by Vyome India going forward on account of reduced business from its existing partnerships with third-parties;
●	announcements of the introduction of new products by the Combined Company’s competitors;
●	market conditions and trends in the pharmaceutical and biotechnology sectors;
●	announcements concerning product development results or intellectual property rights of others;
●	future issuances of common stock or other securities;
●	the recruitment or departure of key personnel;
●	failure to meet or exceed any financial guidance or expectations regarding product development milestones that the Combined Company may provide to the public;
●	actual or anticipated variations in quarterly operating results;
●	The Combined Company’s failure to meet or exceed the estimates and projections of the investment community;
●	overall performance of the equity markets and other factors that may be unrelated to the Combined Company’s operating performance or the operating performance of its competitors, including changes in market valuations of similar companies;
●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Combined Company’s or its competitors;
●	changes in financial estimates by the Combined Company or by any securities analysts who might cover its shares;
●	fluctuation of the market values of any of the Combined Company’s potential strategic investments;
●	issuances of debt or equity securities;
●	compliance with the Combined Company’s contractual obligations
●	sales of shares of common stock of the Combined Company by the Combined Company or its shareholders in the future;
●	trading volume of shares of common stock of the Combined Company;
●	ineffectiveness of the Combined Company’s internal controls;
●	publication of research reports about the Combined Company or its industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	general political and economic conditions;
●	effects of natural or man-made catastrophic events;

●	effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic or other similar outbreaks; and
●	other events or factors, many of which are beyond the Combined Company’s control.

Further, the equity markets in general have recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of shares of common stock of the Combined Company, which could cause a decline in the value of its common stock. Price volatility of shares of common stock of the Combined Company might worsen if the trading volume of its common stock is low. In the past, shareholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ shares. Such litigation, if instituted against the Combined Company, could cause it to incur substantial costs and divert management’s attention and resources from its business. The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors”, could have a dramatic and material adverse impact on the market price of shares of common stock of the Combined Company.

You may not have the same benefits as an investor in an underwritten public offering.

The combined company will become a publicly listed company upon the completion of the Merger. The Merger and the transactions described in this information/proxy statement-prospectus are not an underwritten initial public offering of shares of common stock of the Combined Company or Vyome’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following factors.

Like other Mergers and spin-offs which are an underwritten initial public offering, in connection with the Merger, you will not receive the benefits of the diligence performed by underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy and completeness of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. In contrast, Vyome and ReShape have engaged financial advisors (rather than an underwriter) in connection with the Merger. The role of a financial advisor differs from that of an underwriter. For example, financial advisors do not act as intermediaries in the sale of securities.

In addition, because there are no underwriters engaged in connection with the Merger, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-Closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of shares of common stock of the Combined Company on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of common stock of the Combined Company or helping to stabilize, maintain or affect the public price of such shares following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with such shares that will be outstanding immediately following the Closing. All of these differences from an underwritten public offering of shares of common stock of the Combined Company could result in a more volatile price for shares of common stock of the Combined Company.

Further, we will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post- Closing trading of shares of common stock of the Combined Company on Nasdaq. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to shares of common stock of the Combined Company or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for shares of common stock of the Combined Company.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if Vyome became a publicly listed company through an underwritten initial public offering instead of upon completion of the Merger.

The Combined Company does not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the capital appreciation, if any, of shares of common stock of the Combined Company.

Vyome has not paid cash dividends on its common stock and the Combined Company does not anticipate paying cash dividends on its common stock in the foreseeable future. The payment of dividends on capital shares of the Combined Company will depend on its earnings, financial condition and other business and economic factors affecting the Combined Company at such time as its board of directors may consider relevant. Since the Combined Company does not intend to pay dividends, a shareholder’s ability to receive a return on such shareholder’s investment will depend on any future appreciation in the market value of its common stock. There is no guarantee that shares of common stock of the Combined Company will appreciate or even maintain the price at which its shareholders have purchased it.

An active trading market for the Combined Company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for Vyome’s common stock. An active trading market for the Combined Company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

If the Merger does not qualify as a “reorganization” or as a “Section 351 transaction” for U.S. federal income tax purposes, U.S. Holders of Vyome common stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Vyome common stock for ReShape common stock in the Merger.

The U.S. federal income tax consequences of the Merger to U.S. Holders (as defined under the heading “The Merger — Certain U.S. Federal Income Tax Consequences”) will depend on whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code or, in the alternative, as a “Section 351 transaction” within the meaning of Section 351 of the Code for U.S. federal income tax purposes. If the Merger fails to qualify as a reorganization or as a Section 351 transaction , a U.S. Holder of Vyome common stock would recognize gain or loss for U.S. federal income tax purposes on each share of Vyome common stock surrendered in the Merger for ReShape common stock and any cash received in lieu of a fractional share. The tax treatment of the exchange of investment warrants and investment stock options will also be different depending on whether the Merger qualifies under either or both of these provisions (a U.S. Holder of compensatory options or other compensatory equity awards should consult with its own tax advisor about the tax consequences of exchanging such securities). For a more complete discussion of the material U.S. federal income tax consequences of the Merger, please carefully review the information set forth in the section entitled “The Merger — Certain U.S. Federal Income Tax Consequences.”

Future sales of a substantial number of shares of common stock of the Combined Company may cause the price of its common stock to decline.

If the Combined Company’s existing shareholders sell, or indicate an intention to sell, substantial amounts of the shares of common stock of the Combined Company after the closing of the Merger, the trading price of the shares of common stock of the Combined Company could decline and it could impair the Combined Company’s ability to raise capital through the sale of additional equity securities. Certain Vyome shareholders are subject to lock-up provisions that restrict their ability to transfer shares of common stock of the Combined Company or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security convertible into or exercisable or exchanged for the Combined Company until 360 days from the date of Closing of the Merger, provided that 20% of the shares subject to the lock-up will be released from the restrictions in the lock-up agreement on the 91st day after the closing and the remainder will be released from the restrictions in equal increments every 30 days thereafter.

You may experience future dilution as a result of future equity offerings by the Combined Company.

In order to raise additional capital for general corporate purposes, in the future the Combined Company may offer additional shares of its common stock or other securities convertible into or exchangeable for our common stock at prices that may be lower than the current price per share of our common stock. In addition, investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which the Combined Company sells additional shares of its common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in prior offerings.

Post consummation of the Merger, the Combined Company may have outstanding warrants, which may cause dilution to its stockholders, have a material adverse impact on the market price of its common stock and make it more difficult for it to raise funds through future equity offerings.

Under the terms of the Merger Agreement, as a condition to consummation of the Merger Agreement, all outstanding ReShape Warrants, except for a number of ReShape Warrants exercisable for ReShape Shares representing not more than 2.75% of the fully diluted ReShape Shares as of the date hereof, shall have been exercised in accordance with their terms in exchange for ReShape Shares or shall have been otherwise settled on terms agreed upon between ReShape and the holder thereof such that the ReShape Warrants would be canceled and terminated prior to the Effective Time. Accordingly, even if the aforementioned condition is satisfied by ReShape to the satisfaction of Vyome, ReShape Warrants up to 2.75% of the fully diluted ReShape Shares may not be exercised prior to the consummation of the Merger. These outstanding ReShape Warrants would give the holders a right to exercise in exchange for receiving shares of common stock of the Combined Company. The issuance of such shares of common stock upon the exercise of warrants by the Combined Company would dilute the percentage ownership interest of stockholders, might dilute the book value per share of the Combined Company’s common stock and would increase the number of its publicly traded shares, which could depress the market price of its common stock.

In addition to the dilutive effects described above, the perceived risk of dilution as a result of the significant number of outstanding warrants may cause common stockholders of the Combined Company to be more inclined to sell their shares, which would contribute to a downward movement in the price of its common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on the Combined Company’s common stock price could encourage investors to engage in short sales of its common stock, which could further contribute to price declines. The fact that the Combined Company’s stockholders and warrant holders can sell substantial amounts of common stock in the public market, whether or not sales have occurred or are occurring, could make it more difficult for it to raise additional funds through the sale of equity or equity-related securities in the future at a time and price that the Combined Company deems reasonable or appropriate, or at all.

The Combined Company’s operating results may fluctuate significantly.

The Combined Company expects its operating results to be subject to quarterly, and possibly annual, fluctuations. The Combined Company net loss and other operating results will be affected by numerous factors, including:

●	variations in the level of expenses related to the Combined Company development programs;
●	the addition or termination of clinical trials;
●	any intellectual property infringement lawsuit in which the Combined Company may become involved;
●	regulatory developments affecting the Vyome Assets or the Combined Company’s product candidates, regulatory approvals of its product candidates, and the level of underlying demand for such products and purchasing patterns; and
●	The Combined Company’s execution of any collaborative, licensing or similar arrangements, and the timing of payments The Combined Company may make or receive under these arrangements.

If the Combined Company’s quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of its common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in the Combined Company’s operating results may, in turn, cause the price of its common stock to fluctuate substantially.

If securities or industry analysts do not publish research or reports about the Combined Company’s business, or if they issue an adverse opinion regarding its share, its share price and trading volume could decline.

The trading market for shares of common stock of the Combined Company will be influenced by the research and reports that industry or securities analysts publish about the Combined Company or its business. If no or few securities or industry analysts commence coverage of the Combined Company, the trading price for its shares would be negatively impacted. In the event the

Combined Company obtains securities or industry analyst coverage, if any of the analysts who cover it issues an adverse opinion regarding the Combined Company, its business model, its intellectual property or its share performance, or if its clinical trials and operating results fail to meet the expectations of analysts, its share price would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to publish reports on it regularly, the Combined Company could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Raising additional capital may cause dilution to the Combined Company’s existing shareholders, restrict its operations or require it to relinquish rights to the Vyome Assets or its product candidates.

The Combined Company may issue additional equity securities to fund future expansion and pursuant to equity incentive or employee benefit plans. It may also issue additional equity for other purposes. These securities may have the same rights as shares of common stock of the Combined Company or, alternatively, may have dividend, liquidation or other preferences to shares of common stock of the Combined Company, including shares of common stock of the Combined Company issued in connection with the Merger. The issuance of additional equity securities will dilute the holdings of existing shareholders and may reduce the share price of shares of common stock of the Combined Company.

In accordance with the Merger Agreement, each Vyome Option and restricted stock unit outstanding immediately prior to the Effective Time, whether vested or unvested shall be converted into and exchangeable for stock options or restricted stock units, respectively, to receive a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome stock options or restricted stock units multiplied by the Exchange Ratio with, in the case of stock options, an exercise price equal to the exercise price of such Vyome stock option divided by the Exchange Ratio and otherwise in accordance with the terms and conditions of such Vyome stock option. In addition, post consummation of the Merger, if the board of directors of the Combined Company elects to institute new equity incentive plans or increase the number of shares available for future grant under its existing equity incentive plan, stockholders may experience additional dilution, which could cause the Combined Company’s stock price to fall.

Pursuant to certain Registration Rights Agreements entered into in connection with the Merger, certain shareholders of Vyome can each demand that the Combined Company register their registrable securities under certain circumstances and will each also have piggyback registration rights for these securities. In addition, following the Closing, the Combined Company will be required to file and maintain an effective registration statement under the Securities Act covering such securities and certain of its other securities. The registration of these securities will permit the public sale of such securities, subject to certain contractual restrictions imposed by the Lock-Up Agreement and the Merger Agreement. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of the Combined Company’s securities.

If the Combined Company raises additional funds through collaboration, licensing or other similar arrangements, it may have to relinquish valuable rights to the Vyome Assets or any product candidates, or grant licenses on terms unfavorable to the Combined Company. If adequate funds are not available, the Combined Company’s ability to achieve profitability or to respond to competitive pressures would be significantly limited and the Combined Company may be required to delay, significantly curtail or eliminate the development of the Vyome Assets.

The Combined Company’s principal shareholders, directors and executive officers will own a significant percentage of its capital shares, and also have significant influence over the Combined Company’s management.

Following the closing of the Merger, the Combined Company’s directors, executive officers, holders of 5% or more of the Combined Company’s capital shares and their respective affiliates are expected to beneficially own, in the aggregate, approximately 62.92% of the Combined Company’s outstanding voting shares. For a detailed discussion regarding the details and assumptions underlying the Combined Company’s shareholding post consummation of the Merger, see “Security Ownership of Certain Beneficial Owners and Management of the Combined Company” beginning on page [•] of this proxy/information statement-prospectus. This concentration of voting power may make it less likely that any other holder of shares of common stock of the Combined Company will be able to affect the way the Combined Company is managed and could delay or prevent an acquisition of the Combined Company on terms that other shareholders may desire. This could prevent transactions in which shareholders might otherwise recover a premium for their shares over current market prices. See above for additional information regarding Vyome’s influence and control in the Combined Company.

Further, under the Merger Agreement, KKG Enterprises, LLC (an entity under the control of Krishna K. Gupta, who shall be the Chairman of the Combined Company) and Shiladitya Sengupta, each have a right to appoint 2 (two) directors on the board of directors of the Combined Company, which shall in total comprise of 7 (seven) members. Accordingly, the aforesaid individuals will have control over the appointment of a majority of directors on the board of the Combined Company, and directly or indirectly be able to affect the decisions of the board, and, through their recommendations, of the the shareholders of the Combined Company.

If the Combined Company’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, its operating results could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of its common stock.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Combined Company’s financial statements and accompanying notes. The Combined Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If the Combined Company’s assumptions change or if actual circumstances differ from its assumptions, its operating results may be adversely affected and could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of shares of common stock of the Combined Company.

The Combined Company’s ability to use net operating losses (“NOL”) carryforwards may be limited.

The Combined Company’s ability to use its federal and state NOL carryforwards to offset potential future taxable income may be dependent upon its generation of future taxable income before the expiration dates of the NOL carryforwards, and we cannot predict with certainty when, or whether it will generate sufficient taxable income to use all of our NOL carryforwards.

The Combined Company’s ability to utilize its net operating loss carryforwards, tax credits, and built-in items of deduction, including capitalized start-up costs and research and development costs, has been, and may continue to be substantially limited due to ownership changes. These ownership changes limit the amount of net operating loss carryforwards, credits and built-in items of deduction that can be utilized annually to offset future taxable income. In general, an ownership change, as defined in IRC Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups.

Adverse developments affecting the financial services industry could adversely affect the Combined Company’s current and projected business operations and its financial condition and results of operations.

If financial institutions in which the Combined Company holds funds for working capital and operating expenses were to fail, there can be no assurance that such governmental agencies would take action to protect the Combined Company’s uninsured deposits in a similar manner.

If a financial institution in which the Combined Company holds such funds fails or is subject to significant adverse conditions in the financial or credit markets, it could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of such uninsured funds. Any such loss or lack of access to these funds could adversely impact the Combined Company’s short-term liquidity and ability to meet its operating expense obligations.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for the Combined Company to acquire financing on acceptable terms or at all. Any decline in available funding or access to the Combined Company’s cash and liquidity resources could, among other risks, adversely impact its ability to meet its operating expenses, financial obligations or fulfill our other obligations, result in breaches of its financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on the Combined Company’s liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, a vendor on which the Combined Company is reliant could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution.

Any critical vendor bankruptcy or insolvency, or any breach or default by a critical vendor, or the loss of any significant vendor relationships, may have a material adverse impact on the Combined Company’s business.

If the Combined Company is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in the Combined Company and materially and adversely affect its business and operating results.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Combined Company’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary to provide reliable financial reports and prevent fraud. While the Combined Company intends to have systems and processes in place to identify and if necessary, continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If the Combined Company identifies any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In such case, the Combined Company may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the Combined Company’s financial reporting and its share price may decline as a result.

The Combined Company will incur increased costs as a result of operating as a public company, and its management will devote substantial time to related compliance initiatives.

As a public company, the Combined Company will incur significant legal, accounting and other expenses that Vyome did not incur as a private company. The Combined Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as rules and regulations adopted, and to be adopted, by the SEC and Nasdaq. The Combined Company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, the Combined Company expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase its operating expenses. For example, the Combined Company expects these rules and regulations to make it more difficult and more expensive for the Combined Company to obtain directors’ and officers’ liability insurance and the Combined Company may be required to incur substantial costs to maintain sufficient coverage. the Combined Company cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for the Combined Company to attract and retain qualified persons to serve on its board, its board committees or as executive officers. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

As a public company, the Combined Company will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, the Combined Company will be required to make a formal assessment of the effectiveness of its internal control over financial reporting, and once it ceases to be an emerging growth company, the Combined Company will be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, the Combined Company will be engaging in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, the Combined Company will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess the Combined Company’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, the Combined Company’s management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. These reporting and other obligations place significant demands on the Combined company’s management and administrative and operational resources, including accounting resources.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Combined Company intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of its management’s time and attention from revenue-generating activities to compliance activities. If the Combined Company’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against the Combined Company and there could be a material adverse effect on the Combined Company’s business, financial condition and results of operations.

Certain of the Combined Company’s proposed directors and executive officers also work with other companies and organizations and such other positions may create conflicts of interest in the future.

Some of the Combined Company’s officers and directors will serve only part-time and are subject to conflicts of interest. Each of such officers and directors will be devoting part of their working time to other endeavors, including consulting relationships with other entities, and may have responsibilities to these other entities. Such conflicts may also include deciding how much time to devote to the Combined Company’s affairs. Because of these relationships, our officers and directors may be subject to conflicts of interest.

For example, Venkat Nelabhotla, Vyome’s Chief Executive Officer and who will be the Chief Executive Officer of the Combined Company, will be devoting approximately 40 hours per week to the Combined Company’s business, but as much time as necessary. Mr. Nelabhotla also works part-time in a consulting/ advisory capacity for Pulse Pharmaceuticals Private Limited and Newvojax Health and Wellness Private Limited for approximately 15 hours per week. Mr. Shiladitya Sengupta, one of the co-founders and directors of Vyome, will also be a director on the board of the Combined Company. He works full-time as an Associate Professor of Medicine at the Brigham and Women’s Hospital and Harvard Medical School and will be dedicating his time to the Combined Company on a limited, as-needed basis. Mr. Sengupta also works in a consulting capacity for Alyssum Therapeutics Inc, CBCC, Invictus Oncology Pvt Ltd, India Innovation Research Center for approximately 4 hours per week. Further, Robert Dickey, Vyome’s Chief Financial Officer and who will be the Chief Financial Officer of the Combined Company, will be working with the Combined Company for 50% of his available time or a minimum of 80 hours per month. While Vyome has not, and Vyome believes that the Combined Company will not, encounter any issue as a result of such additional roles/ responsibilities, the duties to such businesses/ organizations may compete for such persons’ full attention to the Combined Company’s business; accordingly, they may have conflicts of interest in allocating time between the separate business activities.

General economic and political conditions could have a material adverse effect on the Combined Company.

External factors can affect our financial condition. Such external factors include general domestic and global economic conditions, such as interest rates, tax law including tax rate changes, and factors affecting global economic stability, and the political environment regarding healthcare in general. We cannot predict to what extent the global economic conditions may negatively impact the Combined Company’s business. For example, negative conditions in the credit and capital markets could impair our ability to access the financial markets for working capital and could negatively impact our ability to borrow.

If the Combined Company’s competitors are able to develop and market products that are safer or more effective than the Combined Company’s products, its commercial opportunities will be reduced or eliminated.

The health care industry is highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The immune-inflammatory disease market in which the Combined Company intends to operate has grown significantly in recent years and is expected to continue to expand as technology continues to evolve and awareness of the need to treat immune-inflammatory diseases grows. The Combined Company will face potential competition from several big pharma and mid/small size biotech and pharma companies. Many of the Combined Company’s competitors will likely have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly if they pursue competing solutions through collaborative arrangements with large and established companies. The Combined Company’s competitors may develop and patent processes or products earlier than it, obtain regulatory approvals for competing products more rapidly than the Combined Company is able to and develop more effective, safer and less expensive products or technologies that would render its products non-competitive or obsolete.

The Combined Company may face significant uncertainty in the industry due to government healthcare reform.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. The Patient Protection and Affordable Care Act, as amended, (the “Affordable Care Act”) as well as any future healthcare reform legislation, may have a significant impact on our business. The impact of the Affordable Care Act on the health care industry is extensive and includes, among other things, the federal government assuming a larger role in the health care system, expanding healthcare coverage of United States citizens and mandating basic healthcare benefits.

Congress regularly considers legislation to replace or repeal elements or all of the Affordable Care Act. At this time, it is not clear whether the Affordable Care Act will be repealed in whole or in part, and, if it is repealed, whether it will be replaced in whole or in part by another plan and what impact those changes will have on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act. Additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and also indirectly affect the amounts that private payers are willing to pay. In addition, any healthcare reforms enacted in the future may, like the Affordable Care Act, be phased in over a number of years but, if enacted, could reduce the Combined Company’s revenue, increase our costs, or require us to revise the ways in which we conduct business or put it at risk for loss of business. In addition, our results of operations, financial position and cash flows could be materially adversely affected by changes under the Affordable Care Act and changes under any federal or state legislation adopted in the future.

The Combined Company may be subject, directly or indirectly, to United States federal and state healthcare fraud and abuse and false claims laws and regulations. Prosecutions under such laws have increased in recent years and the Combined Company may become subject to such litigation. If the Combined Company is unable to, or have not fully complied with such laws, it could face substantial penalties.

The Combined Company’s operations, directly or indirectly through customers, may be subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and federal False Claims Act. These laws may impact, among other things, our sales, marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and, despite a series of narrow safe harbors, prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing qui tam actions has increased significantly in recent years, causing greater numbers of medical device, pharmaceutical and healthcare companies to have to defend a False Claims Act action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

The Combined Company may be unable to predict whether it could be subject to actions under any of these laws, or the impact of such actions. If the Combined Company is found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, it may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare reimbursement programs and the curtailment or restructuring of its operations.

Failure to protect the Combined Company’s information technology infrastructure against cyber-based attacks, network security breaches, service interruptions or data corruption could materially disrupt its operations and adversely affect its business.

The operation of the Combined Company’s business will depends on our information technology systems. It will rely on its information technology systems to, among other things, effectively manage sales and marketing data, accounting and financial functions, inventory management, product development tasks, clinical data, customer service and technical support functions. Its information technology systems may be vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, power losses, computer system or data network failures, security breaches, data corruption, and cyber-based attacks. Cyber-based attacks can include computer viruses, computer denial-of-service attacks, phishing attacks, worms, and other malicious software programs or other attacks, covert introduction of malware to computers and networks, impersonation of authorized users, and efforts to discover and exploit any design flaws, bugs, security vulnerabilities, or security weaknesses, as well as intentional or unintentional acts by employees or other insiders with access privileges, intentional acts of vandalism by third parties and sabotage. In addition, federal, state, and international laws and regulations, such as the General Data Protection Regulation adopted by the European Union and European Economic Area countries can expose the Combined Company to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if the Combined Company’s information technology security efforts fail.

The Combined Company may in the future become involved in lawsuits, to protect or enforce its intellectual property, which can be expensive and time consuming and could result in the diversion of significant resources.

Adverse proceedings such as litigation or challenges to the validity of our patents can be expensive, time consuming and may divert the efforts of our technical and managerial personnel, which could in turn harm its business, whether or not it receive a favorable determination. In addition, in an infringement or other adverse proceeding, a court may decide that the patent the Combined company seeks to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question. An adverse result in any litigation or proceeding could place one or more of the Combined Company’s patents at risk of being invalidated, interpreted narrowly or found unenforceable. Some of its competitors may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against the Combined Company, if it asserts rights against them.

The Combined Company may lose important patents or patent rights if it does not timely pay required patent fees or annuities.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may result in loss of patents or patent rights important to the Combined Company’s business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, particularly in the field of medical products.

Many of the Combined Company’s competitors may have significant resources and incentives to apply for and obtain intellectual property rights that could limit or prevent its ability to commercialize our current or future products in the United States or abroad.

Many of the Combined Company’s competitors who have significant resources and have made substantial investments in competing technologies may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the U.S. or in international markets. The Combined Company’s U.S. or foreign patents may be challenged, circumvented by competitors or others or may be found to be invalid, unenforceable or insufficient. In most cases in the United States patent applications are published 18 months after filing the application, or corresponding applications are published in other countries, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, there can be no certainty that the Combined Company was the first to make the inventions covered by each of its pending patent applications, or that it was the first to file patent applications for such inventions.

If the Combined Company is unable to protect the confidentiality of our proprietary information and know-how, the value of its technology and products could be adversely affected.

In addition to patented technology, the Combined Company may rely on its unpatented proprietary technology, trade secrets, processes and know-how. It would generally seek to protect this information by confidentiality agreements with employees, consultants, scientific advisors and third parties. These agreements may be breached, and the Combined Company may not have adequate remedies for any such breach. In addition, its trade secrets may otherwise become known or be independently developed by competitors. To the extent that the Combined Company’s employees, consultants or contractors use intellectual property owned by others in their work for the Combined Company, disputes may arise as to the rights in related or resulting know-how and inventions.

Intellectual property litigation is a common tactic in the biotech industry to gain competitive advantage. If the Combined Company becomes subject to a lawsuit, it may be required to expend significant financial and other resources and our management’s attention may be diverted from its business.

There has been a history of frequent and extensive litigation regarding patent and other intellectual property rights in the biotech industry, and companies in the biotech industry have employed intellectual property litigation to gain a competitive advantage. Accordingly, the Combined Company may become subject to patent infringement claims or litigation in a court of law, or interference proceedings declared by the USPTO to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. It may also become subject to claims or litigation seeking payment of royalties based on sales of its product in connection with licensing or similar joint development arrangements with third parties or in connection with claims of patent infringement.

The defense and prosecution of intellectual property suits, USPTO interference proceedings, reexamination proceedings, or under more recently promulgated Inter Partes Review proceedings, depending on when the patent application was filed, or opposition proceedings and related legal and administrative proceedings, are both costly and time consuming and could result in substantial uncertainty to us. Litigation or regulatory proceedings may also be necessary to enforce patent or other intellectual property rights of ours or to determine the scope and validity of other parties’ proprietary rights. Any litigation, opposition or interference proceedings, with or without merit, may result in substantial expense to us, cause significant strain on the Combined Company’s financial resources, divert the attention of its technical and management personnel and harm its reputation. The Combined Company may not have the financial resources to defend its patents from infringement or claims of invalidity. An adverse determination in any litigation could subject us to significant liabilities to third parties, require it to seek licenses from or pay royalties to third parties or prevent it from manufacturing, selling or using our proposed products, any of which could have a material adverse effect on its business and prospects.

As a result of patent infringement claims, or to avoid potential claims, the Combined Company may choose or be required to seek a license from a third-party and be required to pay license fees or royalties, or both. A license may not be available at all or on commercially reasonable terms, and the Combined Company may not be able to redesign its products to avoid infringement. Modification of our products or development of new products could require it to conduct additional clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time-consuming and expensive. Even if the Combined Company were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of its business operations if, as a result of actual or threatened patent infringement claims, it is unable to enter into licenses on acceptable terms. This could harm our business significantly.

Risks Related to ReShape

In this subsection, “our”, “we”, “Company” or “ReShape” refers to ReShape Lifesciences Inc.

Risks Related to Our Business and Industry

If we are unable to either substantially improve our operating results or obtain additional financing, we may be unable to continue as a going concern.

We currently do not generate revenue sufficient to offset operating costs and anticipate such shortfalls to continue, partially due to the introduction of GLP-1 pharmaceuticals and the unpredictability of COVID-19, which has resulted and may continue to result in a slow-down of elective surgeries and restrictions in some locations, and supply chain disruptions. As of June 30, 2024, we had cash,cash equivalents and restricted cash of $1.15 million and $1.38 million of accounts receivable. Based on our available cash resources, we may not have sufficient cash on hand to fund our current operations for more than 12 months from the date of filing this proxy/information statement-prospectus. This condition raises substantial doubt about our ability to continue as a going concern.

We have recently undertaken a cost reduction plan and reorganization, and may do so again in the future. The assumptions underlying these activities may prove to be inaccurate, or we may fail to achieve the expected benefits therefrom.

In light of recent macroeconomic conditions and the impact of GLP-1 prescriptions for weight loss treatment, we announced a 2024 cost reduction plan and reorganization to promote the long-term sustainability and scalability of the Company. As part of this plan, we have significantly reduced our workforce. This reduction in force, and any other future reductions, and the attrition that may occur following them, result in the loss of institutional knowledge and expertise and the reallocation and combination of certain roles and responsibilities across the organization, all of which could adversely affect our operations. These actions and other additional measures we might take to reduce costs could strain our workforce, divert management attention, yield attrition beyond our intended reduction in force, reduce employee morale, cause us to delay, limit, reduce or eliminate certain development plans or otherwise interfere with our ability to operate and grow our business effectively, each of which could have an adverse impact on our business, operating results and financial condition. We may not complete the current or any cost reduction plan and reorganization on the anticipated timetable, and even if successfully completed, we may not achieve the anticipated cost savings, operating efficiencies or other benefits of such activities.

We may be unable to attract and retain management and other personnel we need to succeed.

Our success depends on the services of our senior management and other key employees. The loss of the services of one or more of our officers or key employees could hinder our sales and marketing efforts, or delay or prevent the commercialization of our Lap-Band System, Lap-Band 2.0, the Obalon Balloon System, and the development of our DBSN device. Our continued growth will require hiring a number of qualified clinical, scientific, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We cannot assure you that we will ever generate substantial revenue or be profitable.

The success of our business will depend on our ability to generate increased sales and control costs, as well as our ability to obtain additional regulatory approvals needed to market new versions of our Lap-Band System, Obalon Balloon System, or regulatory approvals needed to market our DBSN device and any other products we may develop in the future, all of which we may be unable to do. If we are unable to successfully market our Lap-Band System for its indicated use, successfully re-introduce the Obalon Balloon System, or develop and commercialize the DBSN device, we may never become profitable and may have to cease operations as a result.

Previously, we recorded a non-cash indefinite-lived intangible and definite-lived assets impairment loss, which significantly impacted our results of operations, and we may be exposed to additional impairment losses that could be material.

We conduct our annual indefinite-lived intangible assets impairment analysis during the fourth quarter of each year or when circumstances suggest that an indicator for impairment may be present. Previously, we performed a qualitative impairment analysis of the in-process research and development (“IPR&D”). Due to delays in the clinical trials experienced, we revised its expectations of when revenues would commence for the ReShape Vest, thus reducing the projected near-term future net cash flows related to the ReShape Vest. During the quarter ended September 30, 2022, we stopped the clinical trials for the ReShape Vest and closed out the previous trials that occurred, as significant additional clinical work and cost would be required to achieve regulatory approval for the ReShape Vest. In addition, due to continued market decline and projected cash flows the company recorded an impairment of the developed technology related to the Lap-Band and Obalon Balloon System and our tradenames. As such, we determined the carrying value of the long-lived assets were impaired and recognized a non-cash impairment charge of approximately $0.8 million on the statement of operations as of December 31, 2023 and approximately $18.7 million as of December 31, 2022. In the future, we may have additional impairments requiring us to record an impairment loss related to our remaining finite-lived intangible assets, which could also have a material adverse effect on our results of operations.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules subsequently implemented by the SEC have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations result in increased legal and financial compliance costs and will make some activities more time-consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure. In particular, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. We have incurred and continue to expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. Moreover, if we do not comply with the requirements of Section 404, or if we identify deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

For example, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, and determined that our internal control over financial reporting was not effective at a reasonable assurance level due to material weaknesses in our internal control over financial reporting. We had insufficient internal resources with appropriate accounting and finance knowledge and expertise to design, implement, document and operate effective internal controls around our financial reporting process. We are currently implementing our remediation plan to address the material weaknesses identified above. Such measures include: designing and implementing controls to formalize roles and review responsibilities to align with our team’s skills and experience and designing and implementing formalized controls; and designing and implementing formal processes, policies and procedures supporting our financial close process.

We have identified material weaknesses in our internal control over financial reporting and any failure to maintain effective internal control over financial reporting, may have a material and adverse effect on our business, operating results, financial condition and prospects.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, and determined that our internal control over financial reporting was not effective at a reasonable assurance level due to material weaknesses in our internal control over financial reporting. We had insufficient internal resources with appropriate accounting and finance knowledge and expertise to design, implement, document and operate effective internal controls around our financial reporting process. We are currently implementing our remediation plan to address the material weaknesses identified above. Such measures include: designing and implementing controls to formalize roles and review responsibilities to align with our team’s skills and experience and designing and implementing formalized controls; and designing and implementing formal processes, policies and procedures supporting our financial close process.

General economic and political conditions could have a material adverse effect on our business.

External factors can affect our financial condition. Such external factors include general domestic and global economic conditions, such as interest rates, tax law including tax rate changes, and factors affecting global economic stability, and the political environment regarding healthcare in general. We cannot predict to what extent the global economic conditions may negatively impact our business. For example, negative conditions in the credit and capital markets could impair our ability to access the financial markets for working capital and could negatively impact our ability to borrow.

We face significant uncertainty in the industry due to government healthcare reform.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. The Patient Protection and Affordable Care Act, as amended, (the “Affordable Care Act”) as well as any future healthcare reform legislation, may have a significant impact on our business. The impact of the Affordable Care Act on the health care industry is extensive and includes, among other things, the federal government assuming a larger role in the health care system, expanding healthcare coverage of United States citizens and mandating basic healthcare benefits.

Congress regularly considers legislation to replace or repeal elements or all of the Affordable Care Act. At this time, it is not clear whether the Affordable Care Act will be repealed in whole or in part, and, if it is repealed, whether it will be replaced in whole or in part by another plan and what impact those changes will have on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and also indirectly affect the amounts that private payers are willing to pay. In addition, any healthcare reforms enacted in the future may, like the Affordable Care Act, be phased in over a number of years but, if enacted, could reduce our revenue, increase our costs, or require us to revise the ways in which we conduct business or put us at risk for loss of business. In addition, our results of operations, financial position and cash flows could be materially adversely affected by changes under the Affordable Care Act and changes under any federal or state legislation adopted in the future.

We are subject, directly or indirectly, to United States federal and state healthcare fraud and abuse and false claims laws and regulations. Prosecutions under such laws have increased in recent years and we may become subject to such litigation. If we are unable to, or have not fully complied with such laws, we could face substantial penalties.

Our operations are directly, or indirectly through customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and federal False Claims Act. These laws may impact, among other things, our sales, marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and, despite a series of narrow safe harbors, prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing qui tam actions has increased significantly in recent years, causing greater numbers of medical device, pharmaceutical and healthcare companies to have to defend a False Claims Act action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

We are unable to predict whether we could be subject to actions under any of these laws, or the impact of such actions. If we are found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare reimbursement programs and the curtailment or restructuring of our operations.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions or data corruption could materially disrupt our operations and adversely affect our business.

The operation of our business depends on our information technology systems. We rely on our information technology systems to, among other things, effectively manage sales and marketing data, accounting and financial functions, inventory management, product development tasks, clinical data, customer service and technical support functions. Our information technology systems are vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, power losses, computer system or data network failures, security breaches, data corruption, and cyber-based attacks. Cyber-based attacks can include computer viruses, computer denial-of-service attacks, phishing attacks, worms, and other malicious software programs or other attacks, covert introduction of malware to computers and networks, impersonation of authorized users, and efforts to discover and exploit any design flaws, bugs, security vulnerabilities, or security weaknesses, as well as intentional or unintentional acts by employees or other insiders with access privileges, intentional acts of vandalism by third parties and sabotage. In addition, federal, state, and international laws and regulations, such as the General Data Protection Regulation adopted by the European Union and European Economic Area countries can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts fail. In addition, a variety of our software systems are cloud-based data management applications, hosted by third-party service providers whose security and information technology systems are subject to similar risks.

We operate in a highly competitive industry that is subject to rapid change. If our competitors are able to develop and market products that are safer or more effective than our products, our commercial opportunities will be reduced or eliminated.

The health care industry is highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The obesity treatment market in which we operate has grown significantly in recent years and is expected to continue to expand as technology continues to evolve and awareness of the need to treat the obesity epidemic grows. Although we are not aware of any competitors in the neuroblocking market, we face potential competition from pharmaceutical and surgical obesity treatments. Many of our competitors in the obesity treatment field have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly if they pursue competing solutions through collaborative arrangements with large and established companies, such as Allergan, Boston Scientific, LivaNova PLC, Johnson & Johnson, Medtronic or St. Jude Medical. Our competitors may develop and patent processes or products earlier than us, obtain regulatory approvals for competing products more rapidly than we are able to and develop more effective, safer and less expensive products or technologies that would render our products non-competitive or obsolete.

We face external competition from other technologies such as GLP-1’s, and alternative medical procedures and we may not be able to compete effectively.

Companies that may not be deemed competitors in the bariatric surgery space may develop technologies, products or services that may impact the use of our products. For example, certain therapeutic treatments, such as drugs used to treat weight loss such as GLP-1’s, may enhance patient health. If we do not introduce new products and enhancements in a timely manner, there may be a decrease in the use of certain of our products, in which case our operating results could suffer.

Our ability to use net operating losses (“NOL”) carryforwards may be limited.

Our ability to use our federal and state NOL carryforwards to offset potential future taxable income is dependent upon our generation of future taxable income before the expiration dates of the NOL carryforwards, and we cannot predict with certainty when, or whether we will generate sufficient taxable income to use all of our NOL carryforwards. As of December 31, 2023, ReShape had U.S. federal net operating loss carryforwards of $218.9 million. Of the total U.S. federal net operating loss carryforwards at December 31, 2023, losses generated beginning in 2018 will carryover indefinitely. ReShape had state net operating loss carryforwards of $348.7 million at December 31, 2023, and had foreign net operating loss carryforwards of $0.2 million at December 31, 2023. Net operating loss carryforwards of ReShape are subject to review and possible adjustment by the taxing authorities. With certain exceptions (e.g. the net operating loss carryforwards), ReShape is no longer subject to U.S. federal, state or local examinations by tax authorities for years prior to 2016. There are no tax examinations currently in progress.

ReShape’s ability to utilize its net operating loss carryforwards, tax credits, and built-in items of deduction, including capitalized start-up costs and research and development costs, has been, and may continue to be substantially limited due to ownership changes. These ownership changes limit the amount of net operating loss carryforwards, credits and built-in items of deduction that can be utilized annually to offset future taxable income. In general, an ownership change, as defined in IRC Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Due to the valuation allowance against deferred tax assets at December 31, 2023, the net effect of any further limitation will have no impact on results of operations.

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations and our financial condition and results of operations.

Substantially all of our cash and cash equivalents were held in accounts with Silicon Valley Bank (“SVB”) at the time it was closed by state regulators, and the Federal Deposit Insurance Corporation (“FDIC”) was appointed receiver for SVB, on March 10, 2023. The FDIC created a successor bridge bank for SVB and all deposits of SVB were transferred to the bridge bank under a systemic risk exception approved by the United States Department of the Treasury, the Federal Reserve and the FDIC. If financial institutions in which we hold funds for working capital and operating expenses were to fail, we cannot provide any assurances that such governmental agencies would take action to protect our uninsured deposits in a similar manner.

We subsequently moved and hold a portion of our cash and cash equivalents in accounts with Bank of America. The balance held in these accounts exceeds the FDIC standard deposit insurance limit of $250,000. If a financial institution in which we hold such funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of such uninsured funds. Any such loss or lack of access to these funds could adversely impact our short-term liquidity and ability to meet our operating expense obligations.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, a vendor on which we are reliant could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any critical vendor bankruptcy or insolvency, or any breach or default by a critical vendor, or the loss of any significant vendor relationships, may have a material adverse impact on our business.

Risks Associated with Development and Commercialization of ReShape’s Lap-Band System, Lap-Band 2.0 System, Obalon Balloon System, and the DBSN Device

Our efforts to increase revenue from our Lap-Band System, Lap-Band 2.0 System, and commercialize our DBSN device and expanded line of bariatric surgical accessories, including ReShape Calibration Tubes, may not succeed or may encounter delays which could significantly harm our ability to generate revenue.

Our ability to generate revenue will depend upon the sales of our Lap-Band System, expanded line of bariatric surgical accessories and successful commercialization of our DBSN device (if approved for sale). Our efforts to commercialize these products may not succeed for a number of reasons, including:

●	we may not be able to obtain the regulatory approvals required for our DBSN device;
●	we may not be able to produce the Obalon Balloon System cost-effectively;
●	if we are able to produce the Obalon Balloon System, we may not be able to re-introduce the system into the marketplace;
●	our products may not be accepted in the marketplace by physicians, patients and third-party payers;
●	the price of our products, associated costs of the surgical procedure and treatment and the availability of sufficient third-party reimbursement for the system implantation and follow-up procedures;
●	appropriate reimbursement and/or coding options may not exist to enable billing for the system implantation and follow-up procedures for our DBSN device;
●	coverage policies for bariatric surgeries and procedures, including Lap-Band and balloons may be restricted in the future;
●	we may not be able to sell our products at a price that allows us to meet the revenue targets necessary to generate enough revenue for profitability;
●	the frequency and severity of any side effects of our products;

●	physicians and potential patients may not be aware of the perceived effectiveness and sustainability of the results of our products;
●	we, or the investigators of our products, may not be able to have information on the outcome of the trials published in medical journals;
●	the availability and perceived advantages and disadvantages of alternative treatments, including pharmaceutical treatments;
●	any rapid technological change may make our products obsolete;
●	we may not be able to have our products manufactured in commercial quantities or at an acceptable cost;
●	we may not have adequate financial or other resources to complete the development and commercialization of our products or to develop sales and marketing capabilities for our products; and
●	we may be sued for infringement of intellectual property rights and could be enjoined from manufacturing or selling our products.

Besides requiring physician adoption, market acceptance of our products will depend on successfully communicating the benefits of our products to three additional constituencies involved in deciding whether to treat a particular patient using our products: (1) the potential patients themselves; (2) institutions such as hospitals, where the procedure would be performed and opinion leaders in these institutions; and (3) third-party payers, such as private healthcare insurers and governmental payers, such as Medicare and Medicaid in the United States, which would ultimately bear most of the costs of the various providers and equipment involved in our Lap-Band System, Obalon Balloon System, and DBSN device (if approved for sale). Marketing to each of these constituencies requires a different marketing approach, and we must convince each of these groups of the efficacy and utility of our products to be successful.

During the year ended December 31, 2023 and 2022, there was minimal revenue for ReShapeCare and ReShape Marketplace. There was no revenue or gross profit recorded for the DBSN device for the year ended December 31, 2023 and 2022 as this product is still in the research stage of development. There was also no revenue recorded for the Obalon line.

If our products, or any other therapy or products that we may develop for other gastrointestinal diseases and disorders that we may develop, do not achieve an adequate level of acceptance by the relevant constituencies, we may not generate significant product revenue and may not become profitable. This estimated timeline could be compressed or extended depending on many factors, including revenue growth from new product introductions, strategic investments not yet foreseen, and other risks and uncertainties due to the general business, economic, regulatory, market and financial conditions. Therefore, the plans cannot be deemed probable of being implemented. As a result, the Company’s plans do not alleviate substantial doubt about our ability to continue as a going concern.

We may not be able to obtain required regulatory approvals for our DBSN device in a cost-effective manner or at all, which could adversely affect our business and operating results.

The production and marketing of our DBSN device, and our ongoing research and development, preclinical testing and future potential clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the development, testing, marketing and premarket review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain regulatory approval before we can market our DBSN device in the United States and certain foreign countries. The regulatory process will require significant time, effort and expenditures to bring products to market, and it is possible that our DBSN device will not be approved for sale. Even if regulatory approval of our DBSN device is granted, it may not be granted within the timeframe that we expect, which could have an adverse effect on our operating results and financial condition. Even after our DBSN device is approved by the FDA, we may have ongoing responsibilities under FDA regulations, non-compliance of which could result in the subsequent withdrawal of such approvals, or such approvals could be withdrawn due to the occurrence of unforeseen problems following initial approval. We also are subject to medical device reporting regulations that require us to report to the FDA if any of our products causes or contributes to a death or serious injury or if a malfunction were it to occur might cause or contribute to a death or serious injury. Any failure to obtain regulatory approvals on a timely basis or the subsequent withdrawal of such approvals could prevent us from successfully marketing our products, which could adversely affect our business and operating results.

We depend on clinical investigators and clinical sites to enroll patients in our clinical trials, and on other third parties to manage the trials and to perform related data collection and analysis, and, as a result, we may face costs and delays that are outside of our control.

While we currently do not have any active clinical trials enrolling patients, we may in the future need to rely on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trials and to perform related data collection and analysis. However, we may not be able to control the amount and timing of resources that clinical sites may devote to our clinical trials. If these clinical investigators and clinical sites fail to enroll a sufficient number of patients in our clinical trials, ensure compliance by patients with clinical protocols or comply with regulatory requirements, we will be unable to complete these trials, which could prevent us from obtaining or maintaining regulatory approvals for our product. Our agreements with clinical investigators and clinical trial sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our trials could be delayed or terminated. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, or the clinical data may be rejected by the FDA, adversely affecting our ability to successfully commercialize our product.

Modifications to the Lap-Band and Lap-Band 2.0 system may require additional approval from regulatory authorities, which may not be obtained or may delay our commercialization efforts.

The FDA and our European Notified Body require medical device companies to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, some of these regulatory authorities can review a company’s decision. Any modifications to an approved device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use could require additional clinical studies and separate regulatory applications. Product changes or revisions will require all the regulatory steps and associated risks discussed above possibly including testing, regulatory filings and clinical studies. We may not be able to obtain approval of supplemental regulatory approvals for product modifications, new indications for our product or new products. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our commercialization efforts and future growth.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated product problems, our Lap-Band system could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by our European Notified Body and the FDA and other regulatory bodies. In particular we and our manufacturers and suppliers are required to comply with ISO requirements, Good Manufacturing Practices, which for medical devices is called the Quality System Regulation (“QSR”), and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain marketing approval. The FDA enforces the QSR through inspections, which may be unannounced, and the CE system enforces its certification through inspections and audits as well. Our quality system has received certification of compliance to the requirements of ISO 13485:2016 and will have to continue to successfully complete such inspections to maintain regulatory approvals for sales outside of the United States. Failure by us or one of our manufacturers or suppliers to comply with statutes and regulations administered by the FDA, CE authorities and other regulatory bodies, or failure to adequately respond to any observations, could result in enforcement actions against us or our manufacturers or suppliers, including, restrictions on our product or manufacturing processes, withdrawal of the product from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

If any of these actions were to occur it would harm our reputation and cause our product sales to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements. If the FDA or any other regulatory body finds their compliance status to be unsatisfactory, our commercialization efforts could be delayed, which would harm our business and our results of operations.

Additionally, if the FDA determines that our promotional materials, training or other activities constitute promotion of an unapproved use, we could be subject to significant liability, the FDA could request that we cease, correct or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

We are subject to medical device reporting regulations that require us to report to the FDA, national bodies known as Competent Authorities or other governmental authorities in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacturing. A government mandated, or voluntary, recall by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall would divert managerial and financial resources and could harm our reputation with customers. There can be no assurance that there will not be product recalls in the future or that such recalls would not have a material adverse effect on our business. Once the product is approved and implanted in a large number of patients, infrequently occurring adverse events may appear that were not observed in the clinical trials. This could cause health authorities in countries where the product is available to take regulatory action, including marketing suspension and recall.

For example, on January 18, 2023, we received a letter from the FDA requesting additional information regarding Medical Device Reports submitted in 2021 related adverse events associated with a Lap-Band device and pregnancy. The FDA’s letter indicates a concern for an increased risk for Lap-Band complications in pregnant patients and requests that we provide, among other information, any actions planned or implemented which might reduce the likelihood of such events, which we are in the process of responding to. We believe there is robust peer-reviewed published data that supports our belief that concerns raised by the FDA are anomalies and rare occurrences. For example, a June 2022 consensus statement on laparoscopic adjustable gastric band (LAGB) management, which includes the Lap-Band, by the ASMBS found that (i) a tailored approach to LAGB management during pregnancy allows patients and providers to monitor weight gain, nutritional adequacy, and fetal growth for a healthy pregnancy outcome and (ii) evidence supports LAGB placement as safe and well tolerated during pregnancy with close LAGB monitoring. While improbable, if there are additional, or more serious, adverse events for pregnant Lap-Band patients, or if the FDA issues a warning regarding, or restricts the use of, the Lap-Band with pregnant patients, or patients who may become pregnant, our business could be harmed. One of the goals of our direct-to-consumer marketing campaign is to help people understand that the Lap-Band offers unique benefits for a variety of obese patients, including patients who may become pregnant. If there is a perception that the Lap-Band is not safe for pregnant patients, it could harm our reputation and cause our Lap-Band sales to suffer.

We face the risk of product liability claims that could be expensive, divert management’s attention and harm our reputation and business. We may not be able to obtain adequate product liability insurance.

Our business exposes us to a risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. The medical device industry has historically been subject to extensive litigation over product liability claims. We have previously reported adverse events associated with the Lap-Band system, including as related to pregnant patients, and may be subject to product liability claims if our products cause, or appear to have caused, an injury. Claims may be made by consumers, healthcare providers, third-party strategic collaborators or others selling our products.

We have product liability insurance, which covers the use of our products in our clinical trials and any commercial sales, in an amount we believe is appropriate. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost and on acceptable terms for an adequate coverage amount, or otherwise to protect against potential product liability claims, we could be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our products in the market.

We may be subject to product liability claims even if it appears that the claimed injury is due to the actions of others. For example, we rely on the expertise of surgeons and other associated medical personnel to perform the medical procedure to implant and remove our products and to perform the related therapy. If these medical personnel are not properly trained or are negligent, the therapeutic effect of our products may be diminished or the patient may suffer critical injury, which may subject us to liability. In addition, an injury that is caused by the negligence of one of our suppliers in supplying us with a defective component that injures a patient could be the basis for a claim against us. A product liability claim, regardless of its merit or eventual outcome, could result in decreased demand for our products; injury to our reputation; diversion of management’s attention; withdrawal of clinical trial participants; significant costs of related litigation; substantial monetary awards to patients; product recalls or market withdrawals; loss of revenue; and the inability to commercialize our products under development.

Risks Related to ReShape’s Intellectual Property

If we are unable to obtain or maintain intellectual property rights relating to our technology and neuroblocking therapy, the commercial value of our technology and any future products will be adversely affected and our competitive position will be harmed.

Our commercial success depends in part on our ability to obtain protection in the United States and other countries for our Lap-Band System, Obalon Balloon System, and DBSN device by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products. We own numerous U.S. and foreign patents and have numerous patent applications pending, most of which pertain to treating gastrointestinal disorders and the treatment of obesity. We have also received or applied for additional patents outside the United States. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will provide us any competitive advantage. We expect to incur substantial costs in obtaining patents and, if necessary, defending our proprietary rights. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. We do not know whether we will obtain the patent protection we seek, or that the protection we do obtain will be found valid and enforceable if challenged. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. We may also determine that it is in our best interests to voluntarily challenge a third-party’s products or patents in litigation or administrative proceedings, including patent interferences, re-examinations or under more recently promulgated Inter Partes Review proceedings, depending on when the patent application was filed. In the event that we seek to enforce any of our owned or exclusively licensed patents against an infringing party, it is likely that the party defending the claim will seek to invalidate the patents we assert, which, if successful could result in the loss of the entire patent or the relevant portion of our patent, which would not be limited to any particular party. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Even if we were to prevail in any litigation, we cannot assure you that we can obtain an injunction that prevents our competitors from practicing our patented technology. Our competitors may independently develop similar or alternative technologies or products without infringing any of our patent or other intellectual property rights, or may design around our proprietary technologies.

We cannot assure you that we will obtain any patent protection that we seek, that any protection we do obtain will be found valid and enforceable if challenged or that it will confer any significant commercial advantage. U.S. patents and patent applications may also be subject to interference proceedings and U.S. patents may be subject to re-examination proceedings in the U.S. Patent and Trademark Office (“USPTO”), or under more recently promulgated Inter Partes Review proceedings, depending on when the patent application was filed, and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices, which proceedings could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of, the patent or patent application. In addition, such interference, re-examination and opposition proceedings may be costly. Moreover, the U.S. patent laws have recently changed with the adoption of the America Invents Act (“AIA”), possibly making it easier to challenge patents. Some of our technology was, and continues to be, developed in conjunction with third parties, and thus there is a risk that such third parties may claim rights in our intellectual property. Thus, any patents that we own or license from others may provide limited or no protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology.

We may lose important patents or patent rights if we do not timely pay required patent fees or annuities.

We have, from time to time, experienced delays in the payment of required patent fees or annuities. Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may result in loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, particularly in the field of medical products and procedures.

Many of our competitors have significant resources and incentives to apply for and obtain intellectual property rights that could limit or prevent our ability to commercialize our current or future products in the United States or abroad.

Many of our competitors who have significant resources and have made substantial investments in competing technologies may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the U.S. or in international markets. Our current or future U.S. or foreign patents may be challenged, circumvented by competitors or others or may be found to be invalid, unenforceable or insufficient. In most cases in the United States patent applications are published 18 months after filing the application, or corresponding applications are published in other countries, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications, or that we were the first to file patent applications for such inventions.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. We generally seek to protect this information by confidentiality agreements with our employees, consultants, scientific advisors and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Intellectual property litigation is a common tactic in the medical device industry to gain competitive advantage. If we become subject to a lawsuit, we may be required to expend significant financial and other resources and our management’s attention may be diverted from our business.

There has been a history of frequent and extensive litigation regarding patent and other intellectual property rights in the medical device industry, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. Accordingly, we may become subject to patent infringement claims or litigation in a court of law, or interference proceedings declared by the USPTO to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. We may also become subject to claims or litigation seeking payment of royalties based on sales of our product in connection with licensing or similar joint development arrangements with third parties or in connection with claims of patent infringement.

The defense and prosecution of intellectual property suits, USPTO interference proceedings, reexamination proceedings, or under more recently promulgated Inter Partes Review proceedings, depending on when the patent application was filed, or opposition proceedings and related legal and administrative proceedings, are both costly and time consuming and could result in substantial uncertainty to us. Litigation or regulatory proceedings may also be necessary to enforce patent or other intellectual property rights of ours or to determine the scope and validity of other parties’ proprietary rights. Any litigation, opposition or interference proceedings, with or without merit, may result in substantial expense to us, cause significant strain on our financial resources, divert the attention of our technical and management personnel and harm our reputation. We may not have the financial resources to defend our patents from infringement or claims of invalidity. An adverse determination in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or prevent us from manufacturing, selling or using our proposed products, any of which could have a material adverse effect on our business and prospects.

Our Lap-Band System, Obalon Balloon System or DBSN device may infringe or be claimed to infringe patents that we do not own or license, including patents that may issue in the future based on patent applications of which we are currently aware, as well as applications of which we are unaware. For example, we are aware of other companies that are investigating neurostimulation, including neuroblocking, and of patents and published patent applications held by companies in those fields. While we believe that none of such patents and patent applications are applicable to our products and technologies under development, third parties who own or control these patents and patent applications in the United States and abroad could bring claims against us that would cause us to incur substantial expenses and, if such claims are successfully asserted against us, they could cause us to pay substantial damages, could result in an injunction preventing us from selling, manufacturing or using our proposed products and would divert management’s attention. Because patent applications in many countries such as the United States are maintained under conditions of confidentiality and can take many years to issue, there may be applications now pending of which we are unaware, and which may later result in issued patents that our products infringe. If a patent infringement suit were brought against us, we could be forced to stop our ongoing or planned clinical trials, or delay or abandon commercialization of the product that is subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third-party and be required to pay license fees or royalties, or both. A license may not be available at all or on commercially reasonable terms, and we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time-consuming and expensive. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could harm our business significantly.

We may in the future become involved in lawsuits, to protect or enforce our intellectual property, which can be expensive and time consuming and could result in the diversion of significant resources.

Adverse proceedings such as litigation or challenges to the validity of our patents can be expensive, time consuming and may divert the efforts of our technical and managerial personnel, which could in turn harm our business, whether or not we receive a determination favorable to us. In addition, in an infringement or other adverse proceeding, a court may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question. An adverse result in any litigation or proceeding could place one or more of our patents at risk of being invalidated, interpreted narrowly or found unenforceable. Some of our competitors may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against us, if we assert our rights against them.

Risks Relating to Ownership of ReShape’s Common Stock

The trading price of our common stock has been volatile and is likely to be volatile in the future.

The trading price of our common stock has been highly volatile. The market price for our common stock will be affected by a number of factors, including:

●	the denial or delay of regulatory clearances or approvals of our product or receipt of regulatory approval of competing products;
●	our ability to accomplish clinical, regulatory and other product development milestones and to do so in accordance with the timing estimates we have publicly announced;
●	changes in policies affecting third-party coverage and reimbursement in the United States and other countries;
●	changes in government regulations and standards affecting the medical device industry and our product;
●	ability of our products to achieve market success;
●	the performance of third-party contract manufacturers and component suppliers;
●	our ability to develop sales and marketing capabilities;
●	actual or anticipated variations in our results of operations or those of our competitors;
●	announcements of new products, technological innovations or product advancements by us or our competitors;
●	developments with respect to patents and other intellectual property rights;

●	sales of common stock or other securities by us or our stockholders in the future;
●	additions or departures of key scientific or management personnel;
●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
●	the trading volume of our common stock;
●	changes in earnings estimates or recommendations by securities analysts, failure to obtain or maintain analyst coverage of our common stock or our failure to achieve analyst earnings estimates;
●	public statements by analysts or clinicians regarding their perceptions of our clinical results or the effectiveness of our products;
●	decreases in market valuations of medical device companies; and
●	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

The stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Following periods of volatility in the market price of a company’s securities, securities class action litigation often has been initiated against a company. If class action litigation is initiated against us, we may incur substantial costs and our management’s attention may be diverted from our operations, which could significantly harm our business.

Sales of a substantial number of shares of our common stock in the public market by existing stockholders, or the perception that they may occur, could cause our stock price to decline.

Sales of substantial amounts of our common stock by us or by our stockholders, announcements of the proposed sales of substantial amounts of our common stock or the perception that substantial sales may be made, could cause the market price of our common stock to decline. We may issue additional shares of our common stock in follow-on offerings to raise additional capital, upon the exercise of options or warrants, or in connection with acquisitions or corporate alliances. We also plan to issue additional shares to our employees, directors or consultants in connection with their services to us. All of the currently outstanding shares of our common stock are freely tradable under federal and state securities laws, except for shares held by our directors, officers and certain greater than five percent stockholders, which may be subject to holding period, volume and other limitations under Rule 144. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time and could reduce the market price of our common stock.

We have a significant number of outstanding warrants, which may cause significant dilution to our stockholders, have a material adverse impact on the market price of our common stock and make it more difficult for us to raise funds through future equity offerings.

As of July 8, 2024, the date of the Merger Agreement and Asset Purchase Agreement, we had outstanding 29,506,673 shares of common stock. In addition, we had outstanding warrants to acquire 4,781,524 shares of common stock. The issuance of shares of common stock upon the exercise of warrants would dilute the percentage ownership interest of all stockholders, might dilute the book value per share of our common stock and would increase the number of our publicly traded shares, which could depress the market price of our common stock.

In addition to the dilutive effects described above, the perceived risk of dilution as a result of the significant number of outstanding warrants may cause our common stockholders to be more inclined to sell their shares, which would contribute to a downward movement in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our common stock price could encourage investors to engage in short sales of our common stock, which could further contribute to price declines in our common stock. The fact that our stockholders and warrant holders can sell substantial amounts of our common stock in the public market, whether or not sales have occurred or are occurring, could make it more difficult for us to raise additional funds through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, or at all.

If we fail to meet all applicable Nasdaq Capital Market requirements, Nasdaq could delist our common stock, which could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease.

Nasdaq monitors our ongoing compliance with its minimum listing requirements and if we fail to meet those requirements and cannot cure such failure in the prescribed period of time, our common stock could be subject to delisting from the Nasdaq market. In the event that our common stock is delisted from the Nasdaq Capital Market and is not eligible for quotation or listing on another market or exchange, trading of our common stock could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our common stock, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

For example, on October 10, 2023, we received a written notice from The Nasdaq Stock Market indicating that we were not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. The notice provided that we had until April 7, 2024 to regain compliance. In order to regain compliance with the bid price requirement, on February 23, 2024, the stockholders of the Company authorized for the Board of Directors, in its discretion but no later than February 23, 2025, to declare a reverse stock split at a ratio in the range of 1-for-10 to 1-for-60, such ratio to be determined by the Board (“Reverse Stock Split”). On April 9, 2024, the Company received a written notice from the Nasdaq Staff that the Company has not regained compliance with the minimum $1.00 bid price requirement. However, the Nasdaq Staff has determined that the Company is eligible for an additional 180 calendar period, or until October 7, 2024, to regain compliance. If at any time during this period the closing bid price of the Company’s common stock is at least $1.00 per share for a minimum of 10 consecutive business days, the Nasdaq Staff will provide the Company with a written confirmation of compliance and the matter will be closed. If compliance cannot be demonstrated by October 6, 2024, the Nasdaq Staff will provide written notification that the Company’s common stock will be delisted. At that time, the Company may appeal the Nasdaq Staff’s determination to a Hearings Panel. On September 23, 2024, ReShape effected a reverse stock split of the ReShape Shares at a ratio of 1-for-58.

There are risks associated with effecting the Reverse Stock Split, if approved by the Board.

Although we expect that the Reverse Stock Split will result in an increase in the market price of our common stock, we cannot assure you that the Reverse Stock Split, if effected, will increase the market price of our common stock in proportion to the reduction in the number of shares of our common stock outstanding or result in a permanent increase in the market price. The effect that the Reverse Stock Split may have upon the market price of our common stock cannot be predicted with any certainty, and the history of similar reverse stock splits for companies in similar circumstances to ours is varied. The market price of our common stock is dependent on many factors, including our business and financial performance, general market conditions, prospects for future growth and other factors detailed from time to time in the reports we file with the SEC. Accordingly, the total market capitalization of our common stock after the proposed Reverse Stock Split may be lower than the total market capitalization before the proposed Reverse Stock Split and, in the future, the market price of our common stock following the Reverse Stock Split may not exceed or remain higher than the market price prior to the proposed Reverse Stock Split.

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Although the Reverse Stock Split will not, by itself, have any immediate dilutive effect on stockholders, the proportion of shares owned by stockholders relative to the number of shares authorized for issuance will decrease because the number of authorized shares of common stock would remain unchanged. As a result, additional authorized shares of common stock would become available for issuance at such times and for such purposes as the Board may deem advisable without further action by stockholders, except as required by applicable law or stock exchange rules. To the extent that additional authorized shares of common stock are issued in the future, such shares could be dilutive to existing stockholders of the Company by decreasing such stockholders’ percentage of equity ownership in the Company.

Although our Board believes that the decrease in the number of shares of common stock outstanding as a consequence of the Reverse Stock Split and the anticipated increase in the market price of common stock could encourage interest in our common stock and possibly promote greater liquidity for stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital for general corporate purposes, in the future we may offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may be lower than the current price per share of our common stock. In addition, investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in prior offerings.

Our organizational documents and Delaware law make a takeover of our company more difficult, which may prevent certain changes in control and limit the market price of our common stock.

The Restated Certificate of Incorporation of ReShape, as amended (the “ReShape charter”), and the Amended and Restated Bylaws of ReShape (the “ReShape bylaws”) and Section 203 of the Delaware General Corporation Law contain provisions that may have the effect of deterring or delaying attempts by our stockholders to remove or replace management, engage in proxy contests and effect changes in control. These provisions include:

●	the ability of the ReShape Board to create and issue preferred stock without stockholder approval, which could be used to implement anti-takeover devices;
●	the authority for the ReShape Board to issue without stockholder approval up to the number of shares of common stock authorized in the ReShape charter, that, if issued, would dilute the ownership of our stockholders;
●	the advance notice requirement for director nominations or for proposals that can be acted upon at stockholder meetings;
●	a classified and staggered board of directors, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace all or a majority of our directors;
●	the prohibition on actions by written consent of our stockholders;
●	the limitation on who may call a special meeting of stockholders;
●	the prohibition on stockholders accumulating their votes for the election of directors; and
●	the ability of stockholders to amend the ReShape bylaws only upon receiving a majority of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

In addition, as a Delaware corporation, we are subject to Delaware law, including Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless certain specific requirements are met as set forth in Section 203. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control.

These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some provisions in the ReShape charter and ReShape bylaws may deter third parties from acquiring us, which may limit the market price of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the ReShape Board may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Risks Related to Vyome

In this subsection, “our”, “we”, “Company” or “Vyome” refers to Vyome Therapeutics, Inc. and its subsidiaries.

Risks Related to Vyome’s Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history and have not taken a product through to commercialization.

We are a clinical-stage company with limited operating history. To become and remain cash flow positive and viable, we must develop (alone or in partnership(s)) and eventually commercialize (alone or in partnership(s)) a product or products with significant market potential. This will require us to be successful in a range of challenging activities, including establishing our business model and key third-party relationships, completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for this product candidate, manufacturing, marketing and selling those products for which we (either alone or in partnership) may obtain marketing approval, satisfying any post-marketing requirements and otherwise monetizing the product, for example by selling or licensing the asset or the company.

Our products are not approved for commercial sale except for 2 products in India for sale by the subsidiary. Since our inception in August 2017, we have incurred significant operating losses and have utilized substantially all of our resources to date planning development of our product candidates, VT-1953, VT-1908 and VB-1953, Molecular Replacement Therapeutics (“MRT”) technology based antifungal products and other assets under early stages of development (the “Vyome Assets”) and organizing and staffing our company and providing other general and administrative support for our initial operations. We have no significant experience as a company in initiating, conducting or completing preclinical or clinical trials, including global late-stage clinical trials. As is widespread practice in the life sciences industry, we would be unlikely to physically conduct those trials ourselves, rather we would engage a third-party clinical trials organization. We cannot be certain that our planned preclinical and clinical trials will begin or be completed on time or at all. Furthermore, we cannot be certain whether our planned preclinical and clinical trials will be on budget or have significant cost overruns. We cannot predict whether the product will have the desired activity in the clinical trials or whether any side effects will be tolerable. In addition, we have not yet demonstrated an ability to obtain marketing approvals, manufacture a product to commercial scale or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to, or arrange for our third-party contractors to:

●	timely file and gain acceptance of investigational new drug applications for our programs in order to commence planned clinical trials or future clinical trials;
●	successfully enroll subjects in, and complete, our planned clinical trials;
●	successfully start and complete our planned preclinical and clinical studies for the VT-1953 and VT-1908 programs;
●	initiate and successfully complete all safety and efficacy studies required to obtain U.S. and foreign regulatory approval for the Vyome Assets, and additional clinical trials or other studies beyond those planned to support the approval and commercialization of VT-1953, VB-1953 and VT-1908;
●	identify the proper human dose;
●	successfully manage the prevalence, duration and severity of potential side effects or other safety issues experienced with the Vyome Assets, if any;

●	obtain a positive readout from the clinical trials regarding therapeutic activity;
●	obtain data and review any comments to our development plans for VT-1953, VB-1953 and VT-1908, which may delay our ability to perform diligence, development and commercialization;
●	successfully demonstrate to the satisfaction of the FDA, EMA, or similar foreign regulatory authorities the safety and efficacy and acceptable risk to benefit profiles of VT-1953, VB-1953 and VT-1908;
●	obtain the timely receipt of necessary marketing approvals from the FDA, EMA and similar foreign regulatory authorities;
●	establish commercial manufacturing capabilities or make arrangements with third-party manufacturers for clinical supply and commercial manufacturing;
●	launch commercial sales of our products, if and when approved, whether alone or in collaboration with others;
●	obtain and maintain acceptance of the products, if and when approved, by patients, the medical community and third-party payors;
●	position our product to effectively compete with other therapies;
●	obtain and maintain healthcare coverage and adequate reimbursement for our product;
●	maintain a continued acceptable safety profile of VT-1953, VB-1953 and VT-1908 following approval;
●	enforce and defend our intellectual property rights and claims; and
●	obtain and maintain patent and trade secret protection or regulatory exclusivity for the Vyome Assets.

Furthermore, third parties may have or allege that they have intellectual property rights that block our commercial activities, and we may need to seek a license, which may not be available or may not be available at a reasonable price. We may also have a contractual dispute, which may take significant resources, including the management team’s time, to resolve.

Due to the uncertainties and risks associated with these activities, we are unable to accurately and precisely predict the timing and amount of revenues, if any, the extent of any further losses or if or when we might achieve profitability. Consequently, any predictions we make about our future success or viability may not be as accurate as they could be if we had a longer operating history or track record of relative success. We may never succeed in these activities and, even if we succeed in commercializing the Vyome Assets, we may never generate revenue that is significant enough to justify the investment in its development, achieve profitability or otherwise successfully monetize the product. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we may continue to incur substantial research and development and other expenditures to develop and market any additional product candidates. Our failure to become and remain profitable or otherwise successfully monetize the product could decrease the value of our shares and impair our ability to raise capital, reduce or eliminate our research and development efforts, expand our business or continue our operations. Further, we may encounter unexpected expenses, challenges and complications from known and unknown factors such as a global pandemic.

We have incurred losses since inception, and we expect to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. We have not generated any revenue from the Vyome Assets and may never generate revenue or become profitable.

Investment in biopharmaceutical product development is a highly speculative undertaking and entails substantial upfront costs and capital expenditures over a multi-year timeframe, and ultimately a risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. Such factors can be binary in effect, with development halted should any such factor arise. We have no products approved for commercial sale, we have not generated any revenue to date, and we continue to incur research and development, and other expenses related to our ongoing operations. We do not expect to generate product revenue unless or until we successfully complete clinical development and obtain regulatory approval from the FDA, EMA and similar foreign regulatory authorities of, and then successfully commercialize, the Vyome Assets in one or more indications in one or more territories. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability. If we are unable to raise further capital in the near-term, or partner with third parties that fund all or the vast majority of our costs and capital expenditures, then we may be unable to continue operations. We do not expect to generate sufficient revenue through any means to fund our operations in the near-term. We cannot assure you that any additional financing that we are able to raise would not have a dilutive impact on your ownership interest in the post-Merger company.

We have incurred net losses in each period since our incorporation in August 2017. Our net losses were $707,042 for the period for the six months ended June 30, 2024. We expect to continue to incur significant losses for the foreseeable future. Even after finding a means to fund the foreseeable, and unforeseeable, costs to develop our product, thereafter, the progress of our development, and the clinical results achieved, will affect, positively or negatively, the value of our company and accordingly our ability to raise capital. We will continue to not be profitable even if those results are favorable. Favorable results may increase our value, increasing our ability to raise capital. Unfavorable results are likely to decrease our value and could impair our ability to raise more capital, which is necessary to maintain our research and development efforts, expand our business and/or continue our operations. A decline in our value could also cause you to lose all or part of your investment.

Our recurring losses from operations and financial condition could raise substantial doubt about our ability to continue as a going concern.

Without giving effect to the anticipated net proceeds from the merger and Concurrent Financing Agreements, we do not believe our existing cash and cash equivalents will be sufficient to fund all of our anticipated operating expenses, including clinical trial expenses, and capital expenditure requirements. Until such time, if ever, as we are able to successfully develop and commercialize the Vyome Assets, we expect to fund our operations through the sale of equity, debt, borrowing under credit facilities or through potential collaborations with other companies or other strategic transactions.

We will need to raise additional capital to finance our operations, which we may not be able to do on acceptable terms or at all. If we are unable to raise additional capital, we could be forced to delay, reduce, suspend or cease our research and development programs or any future commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition. After the consummation of the Merger, in our own required quarterly assessments, we may continue to conclude that there is substantial doubt about our ability to continue as a going concern, and future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

Our ability to use net operating losses (“NOL”) carryforwards may be limited.

Our ability to use our federal and state NOL carryforwards to offset potential future taxable income is dependent upon our generation of future taxable income before the expiration dates of the NOL carryforwards, and we cannot predict with certainty when, or whether we will generate sufficient taxable income to use all of our NOL carryforwards. As of December 31, 2023, Vyome had U.S. federal net operating loss carryforwards of approximately $15.7  million. Of the total U.S. federal net operating loss carryforwards at December 31, 2023, losses generated beginning in 2020 will carryover indefinitely. Vyome had state net operating loss carryforwards of $15.7 million at December 31, 2023, and had foreign net operating loss carryforwards of approximately $8 million at December 31, 2023. Net operating loss carryforwards of Vyome are subject to review and possible adjustment by the taxing authorities. With certain exceptions (e.g. the net operating loss carryforwards), Vyome is no longer subject to U.S. federal, state or local examinations by tax authorities for years prior to 2020. There are no tax examinations currently in progress.

Vyome’s ability to utilize its net operating loss carryforwards, tax credits, and built-in items of deduction, including capitalized start-up costs and research and development costs, has been, and may continue to be substantially limited due to ownership changes. These ownership changes limit the amount of net operating loss carryforwards, credits and built-in items of deduction that can be utilized annually to offset future taxable income. In general, an ownership change, as defined in IRC Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Due to the valuation allowance against deferred tax assets at December 31, 2023, the net effect of any further limitation will have no impact on results of operations.

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations and our financial condition and results of operations.

If financial institutions in which we hold funds for working capital and operating expenses were to fail, we cannot provide any assurances that such governmental agencies would take action to protect our uninsured deposits in a similar manner.

If a financial institution in which we hold such funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of such uninsured funds. Any such loss or lack of access to these funds could adversely impact our short-term liquidity and ability to meet our operating expense obligations.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, a vendor on which we are reliant could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any critical vendor bankruptcy or insolvency, or any breach or default by a critical vendor, or the loss of any significant vendor relationships, may have a material adverse impact on our business.

Previously, we recorded a non-cash indefinite-lived intangible and definite-lived assets impairment loss, which significantly impacted our results of operations, and we may be exposed to additional impairment losses that could be material.

We conduct our annual indefinite-lived intangible assets impairment analysis during the fourth quarter of each year or when circumstances suggest that an indicator for impairment may be present. Previously, we performed a qualitative impairment analysis of the in-process research and development. Due to delays in the clinical trials experienced, we revised its expectations of when revenues would commence for the Vyome Assets, thus reducing the projected near-term future net cash flows related to the Vyome Assets. During the quarter ended December 31, 2020, we stopped the clinical trials for the Vyome Assets and closed out the previous trials that occurred, as significant additional clinical work and cost would be required to achieve regulatory approval for the Vyome Assets. While Vyome and its subsidiaries have not recorded an impairment, in the future, we may have additional impairments requiring us to record an impairment loss related to our remaining finite-lived intangible assets and other investments, which could also have a material adverse effect on our results of operations.

If we are unable to raise capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our development programs or future commercialization efforts.

Developing biopharmaceutical products is a very long, time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval from the FDA, EMA, and similar foreign regulatory authorities for the Vyome Assets. Even if anyone of the Vyome Assets are approved for commercial sale, we anticipate incurring costs associated with sales, marketing, manufacturing and distribution activities to launch the Vyome’s Assets. Our expenses could increase beyond expectations if we are required by the FDA, EMA or other regulatory agencies to perform preclinical studies or clinical trials in addition to those that we currently anticipate. Because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of funding that will be necessary to successfully complete the development and commercialization of the Vyome’s Assets. Our future capital requirements depend on many factors, including factors that are not within our control. Based on our current operating plan, we believe our existing cash, cash equivalents and short-term marketable securities, will be sufficient to fund our operations until the first half of 2025, after giving effect to the anticipated net proceeds from the merger and the Concurrent Financing. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

We do not have any committed external sources of funds and adequate additional financing may not be available to us on acceptable terms, or at all. We may be required to seek additional funds sooner than planned through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Such financing may dilute our shareholders or the failure to obtain such financing may restrict our operating activities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a shareholder. Debt financing may result in the imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through upfront payments or milestone payments pursuant to future collaborations with third parties, we may have to relinquish valuable rights to the Vyome Assets, or grant licenses on terms that are not favorable to us. Our ability to raise additional capital may be adversely impacted by potential worsening global economic and political conditions and volatility in the credit and financial markets in the United States and worldwide, which could be exacerbated by, among other factors, the COVID-19 pandemic and/or the ongoing war between Russia and Ukraine and the conflicts in the Middle East. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts.

Due to the significant resources required for the development of VT-1953 and VT-1908, we must prioritize the pursuit of treatments for certain indications. We may expend our limited resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success.

We intend to develop therapies for patients with serious immune system disorders. In particular, we are developing a portfolio of therapeutic indications for VT-1953 and VT-1908 and due to our limited financing, are initially focused on the development of VT-1953 in treating malodor in malignant fungating wounds where we plan to initiate a Phase 3 trial subject to FDA approval of the protocol and development of VT-1908 for uveitis where we plan to initiate IND enabling studies followed by Phases 1 and 2. In the event that we are required to limit our development plan for VT-1953 and/ or VT-1908, we may be unable to initiate clinical trials with the same scope that we otherwise intended to pursue, or the geographies in which we initiate such trials.

Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular indications may not lead to the development of any viable commercial product and may divert resources away from opportunities for other indications that later prove to have greater commercial potential or a greater likelihood of success. The primary end points for the Phase 3 trial of VT-1953 for the therapeutic indication of treating malodor in malignant fungating wounds are expected to be in late 2026 subject to FDA approving the Phase 3 trial protocol. Even if the primary endpoints of such trials are met and VT-1953 or VT-1908 demonstrate meaningful results in such therapeutic scores, there is no guarantee that such results will lead to the market acceptance or commercial success of VT-1953 and VT-1908, if approved. Even if VT-1953 successfully concludes Phase 3 and other required development work, and thereafter receives marketing approval, it may not achieve commercial success. If we do not accurately evaluate the commercial potential or target market for VT-1953 and VT-1908, we may relinquish valuable rights to VT-1953 and/ or VT-1908 through future collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights. We may make incorrect determinations regarding the viability or market potential of VT-1953 or VT-1908 or misread trends in our industry.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital for general corporate purposes, in the future we may offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may be lower than the current price per share of our common stock. In addition, investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in prior offerings.

We may in the future license additional assets, which may require us to expend additional resources and raise additional capital.

We are actively engaged in evaluating additional assets for in-licensing or partnership and may execute additional transactions to add to our pipeline. We have not yet entered into any agreements for any such in-licensing or partnership transactions. Furthermore, there is no guarantee that we will successfully enter into any such agreements. In the event that we do enter into any additional license or partnership agreements, it is likely that we will need to expend additional resources and raise additional capital after the closing of the Merger. The ability to do so, to some extent, is subject to market, economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. There can be no assurance that our business will generate cash flow from operations, or that additional capital will be available to us, in amounts sufficient to enable us to fund our liquidity needs.

Risks Related to Vyome’s Product Development

We have never successfully completed the regulatory approval process for the Vyome Assets, and we may be unable to do so for any product candidates we acquire or develop.

●	We have not yet demonstrated our ability to successfully complete clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. If we are required to conduct additional preclinical studies or clinical trials of the Vyome Assets beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of the Vyome Assets or other testing, or if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:
●	be delayed in obtaining regulatory approval from the FDA, EMA or other regulatory authorities for the Vyome Assets;
●	obtain regulatory approval for indications or patient populations that are not as broad as intended or desired;
●	continue to be subject to post-marketing testing requirements from the FDA, EMA or other regulatory authorities; or
●	experience having the product removed from the market after obtaining regulatory approval.

We are substantially dependent on the success of VT-1953 and VT-1908, and our anticipated clinical trials of VT-1953 and VT-1908 may not be successful.

Our future success is substantially dependent on our ability to successfully develop VT-1953 and VT-1908 for future marketing approval, and then successful commercialization. We are investing a majority of our efforts and financial resources into the research and development of VT-1953 and VT-1908. We plan to commence a Phase 3 trial for VT-1953 in the first half of 2025 subject to approval of protocol by FDA. We expect to have primary-end point readouts in late 2026. The Company is yet to have the meeting with FDA on Phase 3 trial protocol and also for obtaining orphan drug designation. We also plan to initiate IND enabling studies followed by Phases 1 and 2 commencing in the last quarter of 2025.

VT-1953 and VT-1908 will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote VT-1953 and VT-1908 before we receive marketing approval from the FDA, EMA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of VT-1953 and VT-1908 will depend on a variety of factors. We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any third parties with whom we choose to collaborate in the future. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of VT-1953 and VT-1908, even if approved. If we are not successful in commercializing VT-1953 and VT-1908, or are significantly delayed in doing so, our business will be materially harmed.

We may find it difficult to enroll patients in our clinical trials for Vyome Assets. If we experience delays or difficulties in the enrollment of patients in clinical trials, our successful completion of clinical trials or receipt of marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for the Vyome Assets if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials. Patient enrollment may be affected by various factors, including if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as the Vyome Assets, and patients instead enroll in such clinical trials. Our inability to enroll a sufficient number of patients would result in significant delays in completing clinical trials or receipt of marketing approvals and increased development costs or may require us to abandon one or more clinical trials altogether. In addition, disruptions that can be caused by any pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials.

The results of preclinical testing and early clinical trials of the Vyome Assets may not be predictive of the success of our later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA, or other comparable foreign regulatory authorities.

We will be required to demonstrate with substantial evidence through well-controlled clinical trials that the Vyome Assets are safe and effective before we can seek marketing approvals for commercial sale. Demonstrations of efficacy or an acceptable safety profile in prior preclinical studies of the Vyome Assets do not mean that future clinical trials will yield the same results, and the translational work that we need to conduct may fail. For instance, we do not know whether the Vyome Assets will perform in future preclinical or clinical trials as the Vyome Assets have performed in preclinical studies and early clinical trials conducted. Vyome Assets may fail to demonstrate in later-stage clinical trials sufficient safety and efficacy to the satisfaction of the FDA, EMA, and other comparable foreign regulatory authorities despite having progressed through preclinical studies and earlier stage clinical trials. Regulatory authorities may also limit the scope of later-stage trials until we have demonstrated satisfactory safety or efficacy results in preclinical studies or earlier-stage trials, which could prevent us from conducting the clinical trials we currently anticipate. There is no guarantee that the FDA, EMA, and other comparable foreign regulatory authorities will consider the data obtained from prior trials sufficient to allow us to initiate the planned trials for Vyome products within the timelines we anticipate, or at all. Even if we are able to initiate our planned clinical trial on schedule, there is no guarantee that we will be able to complete such trial on the timelines we anticipate or that such trial will produce positive results. Any limitation on our ability to conduct clinical trials could delay or prevent regulatory approval or limit the size of the patient population that can be treated by the Vyome Assets, if approved.

Preclinical and clinical development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results.

Before obtaining marketing approval from regulatory authorities for commercialization of the Vyome Assets, we must complete clinical trials to demonstrate the safety and efficacy of the Vyome Assets in humans and in selected diseases. Our clinical trials may not be conducted as planned or completed on schedule, if at all, and a failure of one or more clinical trials can occur at any stage. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials, and the outcome of preclinical studies and early-stage clinical trials for a product candidate for a particular indication may not be predictive of the success of preclinical studies and early-stage clinical trials for the same product candidate for a different indication. In particular, we plan to initiate a Phase 3 trial evaluating VT-1953 in patients for treating malodor in malignant fungating wounds subject to protocol is approved by FDA. If these Phase 3 trials are successful, we could potentially file a new drug application with the FDA. The above Phase 3 trial and next steps are likely to require additional funding beyond the Concurrent Financing. Although data generated till now on VT-1953 in patients with malignant fungating wounds may not yield similar results. If a Phase 3 study is conducted for VT-1953 in patients with malignant fungating wounds the outcome may be different than desired outcome or outcome based on any earlier data. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

We cannot guarantee that any clinical trials will be initiated or conducted as planned or completed on schedule, if at all. We also cannot be sure that submission of an investigational new drug application (“IND”) or similar application for any of Vyome’s products will result in the FDA, EMA, or other regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Events that may prevent successful or timely initiation or completion of clinical trials include: inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials; delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials; delays or failure in obtaining regulatory authorization to commence a trial; delays in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; delays in identifying, recruiting and training suitable clinical investigators; delays in obtaining required institutional review board (“IRB”) approval at each clinical trial site; delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of the Vyome Assets for use in clinical trials or the inability to do any of the foregoing; failure by our CROs, other third parties or us to adhere to clinical trial protocols; failure to perform in accordance with the FDA’s or any other regulatory authority’s good clinical practice requirements (“GCPs”) or applicable regulatory guidelines in other countries; changes to the clinical trial protocols; clinical sites deviating from trial protocol or dropping out of a trial; changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data; transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization (“CMO”) and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and third parties being unwilling or unable to satisfy their contractual obligations to us. In addition, disruptions caused by any pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board, if any, for such clinical trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA, EMA, or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the Vyome Assets, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we are required to conduct additional clinical trials or other testing of the Vyome Assets beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of the Vyome Assets, if the results of these trials are not positive or are only moderately positive or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs.

Preliminary, interim data from our clinical trials that we announce or publish may change as more patient data become available and are subject to audit and verification procedures.

From time to time, we may publicly disclose preliminary data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data. We might also make assumptions, estimations, calculations and conclusions as part of our analyses of these data without the opportunity to fully and carefully evaluate complete data. As a result, the preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated or subsequently made subject to audit and verification procedures.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the Vyome Assets and our company in general. In addition, the information we choose to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the preliminary, or interim data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, the Vyome Assets may be harmed, which could harm our business, operating results, prospects or financial condition.

We may develop the Vyome Assets in combination with other therapies, which exposes us to additional risks related to other agents or active pharmaceutical or biological ingredients used in combination with the Vyome Assets.

In the future, we may develop the Vyome Assets to be used with one or more currently approved other therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or other regulatory authorities could revoke approval of the therapy used in combination with the Vyome Assets or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. This could result in our own products being removed from the market or being less successful commercially.

If the FDA or other regulatory authorities revoke their approval of these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval.

We may also evaluate the Vyome Assets and other future product candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA or other regulatory authorities. We will not be able to market any product candidate we develop in combination with any such unapproved therapies that do not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to the Vyome Assets currently in development and clinical trials, including the potential for serious adverse effects, delays in their clinical trials and lack of FDA approval.

VT-1953 and VT-1908 may have a safety profile that could prevent regulatory approval, marketing approval or market acceptance, or limit its commercial potential.

If VT-1953 and VT-1908 is associated with undesirable side effects or has unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or INDs, we may need to interrupt, delay or abandon VT-1953 and VT-1908 development or limit development to more narrow uses or subpopulations in which such potential undesirable side effects or other characteristics (including but not limited, to local safety at the site of application, and systemic side effects based on the levels systemic drug concentrations and any other unknown adverse events) may be less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of VT-1953 and VT-1908, and may adversely affect our business, financial condition and prospects significantly.

Additionally, after VT-1953 or VT-1908 may receive marketing approval, we or others may later identify undesirable side effects or adverse events caused by VT-1953 or VT-1908. In such cases, regulatory authorities may suspend, limit or withdraw approvals of VT-1953 or VT-1908 or seek an injunction against its manufacture or distribution, require additional warnings on the label, including “boxed” warnings, or issue safety alerts, require press releases or other communications containing warnings or other safety information about VT-1953 or VT-1908, require us to change the way VT-1953 or VT-1908 is administered or conduct additional clinical trials or post-approval studies, require us to create a risk evaluation and mitigation strategy (“REMS”) which could include a medication guide outlining the risks of such side effects for distribution to patients or impose fines, injunctions or criminal penalties. We could also be sued and held liable for harm caused to patients, and our reputation may suffer. Any of these events could prevent us from achieving or maintaining market acceptance of VT-1953 or VT-1908, if approved, and could seriously harm our business. In addition, approval policies, regulations, or the type and amount of preclinical or clinical data necessary to gain approval may change during the course of clinical development of VT-1953 and VT-1908 and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Vyome’s data is insufficient for approval and require additional preclinical, clinical or other studies.

We face the risk of product liability claims that could be expensive, divert management’s attention and harm our reputation and business. We may not be able to obtain adequate product liability insurance.

Our business exposes us to a risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. The medical industry has historically been subject to extensive litigation over product liability claims. Claims may be made by consumers, healthcare providers, third-party strategic collaborators or others selling our products.

Our subsidiary, Vyome Therapeutics Limited, has obtained product liability insurance, which covers the use of our products in our clinical trials and any commercial sales, in an amount we believe is appropriate. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost and on acceptable terms for an adequate coverage amount, or otherwise to protect against potential product liability claims, we could be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our products in the market.

We may be subject to product liability claims even if it appears that the claimed injury is due to the actions of others. For example, despite label instruction, storing products in higher than ideal temperature conditions and products being exposed to heat and sunlight may cause product deterioration and lead to resulting complaints and liability claims. If personnel/ parties are not properly trained or are negligent, the therapeutic effect of our products may be diminished or the patient may suffer critical injury, which may subject us to liability. In addition, an injury that is caused by the negligence of one of our suppliers in supplying us with a defective component that injures a patient could be the basis for a claim against us. A product liability claim, regardless of its merit or eventual outcome, could result in decreased demand for our products; injury to our reputation; diversion of management’s attention; withdrawal of clinical trial participants; significant costs of related litigation; substantial monetary awards to patients; product recalls or market withdrawals; loss of revenue; and the inability to commercialize our products under development.

Risks Related to Vyome’s Commercial Operations

We face substantial competition, which may result in others discovering, developing, licensing or commercializing products before or more successfully than we do.

We face substantial competition from major pharmaceutical companies and biotechnology companies worldwide. Many of our competitors have significantly greater financial, technical and human resources. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

Furthermore, pharmaceutical companies that develop and/or market products for the indications we are pursuing are likely to represent substantial competition. While VT-1953 represents a novel mechanism of action in treating malodor in malignant fungating wounds, all the above mechanisms are also of potential therapeutic use in one or more of the indications we plan to pursue in the Phase 3 program. Similarly, while VT-1908 represents a novel mechanism of action in treating uveitis, all the above mechanisms are also of potential therapeutic use in one or more of the indications we plan to pursue in the later phases. If VT-1953 or VT-1908 do not offer sustainable advantages over competing products, we may otherwise not be able to successfully compete against current and future competitors and off label products.

Our competitors may obtain regulatory approval of their products more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize VT-1953 or VT-1908. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than VT-1953-and VT-1908 and these competitors may also be more successful than us in manufacturing and marketing their products.

Furthermore, we also face competition more broadly across the market for existing cost-effective treatments. VT-1953 and VT-1908, if approved, may compete with these existing drug and other therapies but may not be competitive with them in price. We expect that if VT-1953 and VT-1908 is approved, it will be priced at a premium over generic, including branded generic, products. As a result, obtaining market acceptance of, and gaining significant share of the market for, VT-1953 and VT-1908 will pose challenges.

We have recently undertaken a cost reduction plan and reorganization, and may do so again in the future. The assumptions underlying these activities may prove to be inaccurate, or we may fail to achieve the expected benefits therefrom.

In light of recent macroeconomic conditions, we announced a 2024 cost reduction plan and reorganization to promote the long-term sustainability and scalability of the Company. As part of this plan, we have significantly reduced our workforce. This reduction in force, and any other future reductions, and the attrition that may occur following them, result in the loss of institutional knowledge and expertise and the reallocation and combination of certain roles and responsibilities across the organization, all of which could adversely affect our operations. These actions and other additional measures we might take to reduce costs could strain our workforce, divert management attention, yield attrition beyond our intended reduction in force, reduce employee morale, cause us to delay, limit, reduce or eliminate certain development plans or otherwise interfere with our ability to operate and grow our business effectively, each of which could have an adverse impact on our business, operating results and financial condition. We may not complete the current or any cost reduction plan and reorganization on the anticipated timetable, and even if successfully completed, we may not achieve the anticipated cost savings, operating efficiencies or other benefits of such activities.

Public health crises such as pandemics or similar outbreaks have affected and could continue to seriously and adversely affect Vyome’s preclinical studies and anticipated clinical trials, business, financial condition and results of operations.

In March 2020, the World Health Organization (“WHO”) declared COVID-19 a global pandemic. In response to the COVID-19 pandemic, “shelter in place” orders and other public health guidance measures were implemented across much of United States and India, including in the locations of Vyome’s offices, clinical trial sites, key vendors and partners. Specifically, the COVID-19 pandemic impacted Vyome’s ability to raise financing on desirable terms, and also led to reduced sales for Vyome Therapeutics Limited as a result of sales being impacted for therapeutic products across most of the industry. As a result of the COVID-19 pandemic, or similar pandemics, and related “shelter in place” orders and other public health guidance measures, Vyome may in the future experience disruptions that could seriously harm its business. Potential disruptions include but are not limited to: delays or difficulties in enrolling patients in, initiating or expanding our clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff; increased rates of patients withdrawing from Vyome’s clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine; interruption of key clinical trial activities, such as clinical trial site data monitoring and efficacy, safety and translational data collection, processing and analyses, due to limitations on travel imposed; recommendations by federal, state or local governments, employers and others or interruptions of clinical trial subject visits, which may impact the collection and integrity of subject data and clinical trial endpoints; diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials; delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff and unforeseen circumstances at CROs and vendors; interruption or delays in the operations of the FDA, EMA, and comparable foreign regulatory authorities including delays in receiving approval from local regulatory authorities to initiate our planned clinical trials; interruption of, or delays in receiving, supplies of the Vyome Assets due to staffing shortages, raw materials shortages, production slowdowns or stoppages and disruptions in delivery systems; and limitations on employee or other resources that would otherwise be focused on the conduct of Vyome’s clinical trials and preclinical work, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures or mass transit disruptions.

The COVID-19 pandemic or similar outbreaks may also affect the ability of the FDA, EMA, and other regulatory authorities to perform routine functions. If global health concerns prevent the FDA, EMA, or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA, EMA, or other regulatory authorities to timely review and process Vyome’s regulatory submissions, which could have a material adverse effect on Vyome’s business.

The extent to which the COVID-19 pandemic or similar outbreaks may affect Vyome’s clinical trials, business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the duration of the pandemic, new or continued travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United States, India and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States, India and other countries to contain and treat the disease. Future developments in these and other areas present material uncertainty and risk with respect to Vyome’s clinical trials, business, financial condition and results of operations.

The COVID-19 pandemic or other similar outbreaks may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business, operations, financial position and clinical development plans and timelines, and our ability to consummate the Merger, could be materially adversely affected by the ongoing conflicts in various parts of the world.

As a result of the military action commenced in February 2022 by the Russian Federation in Ukraine, and related economic sanctions imposed by certain governments, as well as the ongoing conflicts in the Middle East, our ability to consummate the Merger, and our financial position and operations following the Merger, may be materially and adversely affected. As our ability to continue to operate following the Merger will be dependent on raising debt and equity finance, any adverse impact to those markets as a result of this military action, including due to increased market volatility, decreased availability in third-party financing and/or a deterioration in the terms on which it is available (if at all), could negatively impact our business, operations or financial position. The extent of any potential impact is not yet determinable, however.

Risks Related to Vyome’s Business and Operations

We are dependent on our key personnel and anticipate hiring new key personnel. If we are not successful in attracting and retaining qualified personnel, including consultants, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain qualified managerial, scientific and medical personnel. We are dependent on our managerial, scientific and medical personnel, including our Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer. If we do not succeed in attracting and retaining qualified personnel, it could materially adversely affect our business, financial condition and results of operations. We could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in our employee recruitment and retention efforts. We have relied upon and plan to continue to rely upon third parties, including consultants, to act in management roles for the Company. While we have agreements with such third parties, we do not have the same ability to influence their time commitment to the Company as we would if they were employees. Furthermore, we are dependent on our ability to attract, hire, relocate and retain qualified managerial, scientific and medical personnel from various jurisdictions. Therefore, immigration requirements may have a significant influence on our human resources planning. Immigration applications can take several months or more to be finalized. If we are unable to complete the requisite visa applications, either as a result of changing requirements or otherwise, our ability to successfully implement our business strategy could suffer, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on third parties, including consultants, independent clinical investigators and CROs to conduct and sponsor some of the clinical trials of the Vyome Assets. Any failure by a third party to meet its obligations with respect to the clinical development of the Vyome Assets may delay or impair our ability to obtain regulatory approval for the Vyome Assets.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators, academic partners, medical institutions, regulatory affairs consultants and third-party CROs, to conduct our preclinical studies and clinical trials, including in some instances sponsoring such clinical trials, and to engage with regulatory authorities and monitor and manage data for our ongoing preclinical and clinical programs. While we have, or will have, agreements governing the activities of such third parties, we will control only certain aspects of their activities and have limited influence over their actual performance.

Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new contract research organization begins work. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

We remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA and other regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we fail to exercise adequate oversight over any of our academic partners or CROs or if we or any of our academic partners or CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us, our academic partners or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for the Vyome Assets. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize the Vyome Assets.

In addition, with respect to investigator-sponsored trials that may be conducted for VT-1953, we do not control the design or conduct of these trials, and it is possible that the FDA or EMA will not view these investigator-sponsored trials as providing adequate support for future clinical trials or market approval, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results. We expect that such arrangements will provide us certain information rights with respect to the investigator-sponsored trials, including the ability to obtain a license to obtain access to use and reference the data, including for our own regulatory submissions, resulting from the investigator-sponsored trials. However, we do not have control over the timing and reporting of the data from investigator-sponsored trials, nor do we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development. Further, if investigators or institutions breach their obligations with respect to the clinical development of the Vyome Assets, or if the data proves to be inadequate compared to the firsthand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected. Additionally, the FDA or EMA may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored trials. If so, the FDA or EMA may require us to obtain and submit additional preclinical, manufacturing, or clinical data.

In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

We expect to experience significant growth in the number of our employees and/or number of consultants as well as the scope of our operations, particularly in the areas of drug development, clinical operations, regulatory affairs and, potentially, others. To manage our anticipated future growth, we must continue to implement and develop our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures in an effort to protect systems that store our information, given their size and complexity and the increasing amounts of information maintained on our internal information technology systems and those of our third-party CROs, other contractors (including sites performing our clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties, which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our data. To the extent that any disruption or security breach were to result in a loss, destruction, unavailability, alteration or dissemination of, or damage to, our data or applications, or for it to be believed or reported that any of these occurred, we could incur liability and reputational damage, and the development and commercialization of the Vyome’s Assets could be delayed. Further, our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption in, or failure or security breach of, our systems or third-party systems where information important to our business operations or commercial development is stored.

We currently rely, and plan to rely in the future, on third parties to conduct and support our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize the Vyome Assets.

We plan to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs and strategic partners, to conduct and support our preclinical studies and clinical trials under agreements with us. We will rely heavily on these third parties over the course of our preclinical studies and clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP regulations, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations, even if responsibilities have been outlined in agreements with external partners, such as CROs. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether they devote sufficient time and resources to the Vyome Assets. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize the Vyome Assets.

We intend to rely on third parties to produce and process the Vyome Assets. There can be no assurance that we will successfully negotiate agreements with third-party manufacturers to produce the Vyome Assets on acceptable terms or at all; and furthermore, we may fail to successfully transfer the manufacturing technology to these third-parties. Our business could be adversely affected if the third-party manufacturers are unable to produce the Vyome Assets, fail to provide us with sufficient quantities of the Vyome Assets or fail to do so at acceptable quality levels or prices.

We do not currently own or operate any facility that may be used to produce the Vyome Assets (including any drug substance or finished drug product) and must rely on CMOs to produce them for us. We have not yet caused the Vyome Assets to be manufactured on a commercial scale and it may not be able to do so for the Vyome Assets, if approved. We do not currently own any cGMP compliant the Vyome Assets and will not be able to conduct any clinical trials until we do. There can be no assurance that we will successfully negotiate agreements with CMOs to produce the Vyome Assets on acceptable terms or at all.

We have not participated in the manufacturing process of, and are completely dependent on, our contract manufacturing partners for manufacture of the Vyome Assets and for compliance with cGMP requirements and any other regulatory requirements of the FDA or other regulatory authorities for the manufacture of the Vyome Assets. If our partners do not successfully carry out their contractual duties, meet expected deadlines, or manufacture VT-1953, VT-1908, and VB-1953 in accordance with regulatory requirements, or if there are disagreements between us and our CMO, we will not be able to complete, or may be delayed in completing, the clinical trials required to support approval of the Vyome Assets or the FDA, EMA or other regulatory agencies may refuse to accept our clinical or preclinical data. If the FDA, EMA, or a comparable foreign regulatory authority does not approve these facilities for the manufacture of the Vyome Assets or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and materially and adversely affect our ability to develop, obtain regulatory approval for or market the Vyome Assets, if approved. Similarly, our failure, or the failure of our CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of the Vyome Assets, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of the Vyome Assets and harm our business and results of operations.

Moreover, if any CMOs on which we will rely are unable to produce the Vyome Assets at all, or fail to manufacture quantities of the Vyome Assets at quality levels necessary to meet our clinical requirements, or regulatory requirements at a scale sufficient to meet anticipated demand, and at a cost that allows us to continue development and to achieve profitability, our business, financial condition and prospects could be materially and adversely affected — including delaying the start of our phase 3 study on the treatment of malodor fungating wounds, which we expect to start in 2025 as well as phase 1 and phase 2 trials for VT-1908. Our business could be similarly affected by business disruptions to our third-party providers with potential impacts on our future revenue and financial condition and our costs and expenses. If any CMOs we contract with are unable to meet our timelines or cost and quantity demands, we may need to find additional CMOs and negotiate new manufacturing agreements. We may also incur substantial fees if we contract with a CMO to access a cell-line and then ultimately decide not to use that cell-line or that CMO for the manufacturing of the Vyome Assets. Each of these risks could delay or prevent the commencement as well as the completion of our clinical trials or the approval of the Vyome Assets by the FDA, including by causing us to have to redo Phase 1 clinical studies, which would result in higher costs and could adversely impact the commercialization of the Vyome Assets.

In addition, some third party CMOs have intellectual property, such as patents and/or know-how with an annual fee and royalty bearing license to its customers that forms part of the manufacturing agreement. This obligation to pay a royalty for manufacturing increases the overall cost of goods and can reduce profitability or reduce the valuation of the product; and we intend to have such an agreement in place.

We may, in the future, form or seek collaborations or strategic alliances or enter into licensing arrangements, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.

We may, in the future, form or seek strategic alliances, create joint ventures or collaborations, or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to the

Vyome Assets and/or the Company more broadly. Any of these relationships may require us to increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for the Vyome Assets because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view the Vyome Assets as having the requisite potential to demonstrate safety and efficacy and obtain marketing approval. Further, collaborations involving the Vyome Assets are subject to numerous risks, which may include the following:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;
●	collaborators may not pursue development and commercialization of the Vyome Assets or may elect not to continue or renew development or commercialization of the Vyome Assets based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as the Merger that diverts resources or creates competing priorities;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with the Vyome Assets;
●	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;
●	collaborators may not properly protect our intellectual property or proprietary information or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
●	disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of the Vyome Assets, or that result in costly litigation or arbitration that diverts management attention and resources;
●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidate; and
●	collaborators may own or co-own intellectual property covering the Vyome Assets that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property or may require a license from the collaborator for such intellectual property wholly owned by them in order to commercialize the product candidate.

As a result, if we enter into future collaboration agreements and strategic partnerships or license the Vyome Assets, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Furthermore, if conflicts arise between our future corporate or academic collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Any delays in entering into future collaborations or strategic partnership agreements related to the Vyome Assets could delay the development and commercialization of the Vyome Assets in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs and the diseases our therapeutics are being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of the Vyome Assets, if any. Social media practices in the biotechnology and biopharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about the Vyome Assets. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, product candidate or products. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of the Merger, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We may identify material weaknesses in our internal control over financial reporting in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of Vyome’s consolidated financial statements or cause Vyome to fail to meet its periodic reporting obligations.

As a public company, Vyome Holdings, Inc. which will focus on Vyome’s business of advancing the development of its immuno-inflammatory assets and on identifying additional opportunities between the world-class Indian innovation corridor and the U.S. market, will be required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and make a formal assessment of the effectiveness of Vyome’s internal controls over financial reporting.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent or avoid control deficiencies that could lead to material weaknesses in our internal control over financial reporting in the future. Our current controls, and any new controls that we develop, may become inadequate because of changes in conditions in our business. Further, deficiencies in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

Vyome has not performed a formal evaluation of its internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor has it engaged an independent registered public accounting firm to perform an audit of its internal control over financial reporting as of any balance sheet date or for any period reported in its financial statements. Vyome will be required to evaluate and disclose changes made in its internal controls and procedures on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject Vyome to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. Vyome has begun the process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 in the future, but may not be able to complete its evaluation, testing and any required remediation in a timely fashion.

If Vyome fails to maintain an effective system of disclosure controls and internal control over financial reporting, Vyome’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in Vyome and, as a result, the market price of Vyome’s common stock.

As a public company, Vyome will be required to comply with the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including, among other things, that Vyome maintain effective disclosure controls and procedures and internal control over financial reporting. Vyome continues to develop and refine its disclosure controls and other procedures that are designed to ensure that information Vyome is required to disclose in the reports that Vyome will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to Vyome’s management, including Vyome’s principal executive and financial officers.

Vyome must continue to improve its internal control over financial reporting. Vyome will be required to make a formal assessment of the effectiveness of its internal control over financial reporting. To achieve compliance with these requirements within the prescribed time period, Vyome will be engaging in a process to document and evaluate Vyome’s internal control over financial reporting, which is both costly and challenging. In this regard, Vyome will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of Vyome’s internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that Vyome will not be able to conclude, within the prescribed time period or at all, that Vyome’s internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, Vyome’s testing, or the subsequent testing by Vyome’s independent registered public accounting firm, may reveal additional deficiencies in Vyome’s internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of Vyome’s financial statements and reports, which would likely adversely affect the market price of Vyome’s common stock. In addition, Vyome could be subject to sanctions or investigations by the stock exchange on which Vyome’s common stock is listed, the SEC and other regulatory authorities.

Risks Related to Vyome’s Intellectual Property

Our ability to protect our patents and other proprietary rights is uncertain, exposing us to the possible loss of competitive advantage.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to the Vyome Assets and our technologies and to prevent third parties from infringing on our intellectual property, thus eroding our competitive position in our market. Our success depends in large part on our ability to obtain and maintain patent protection for the Vyome Assets and its uses, components, formulations, methods of manufacturing and methods of treatment, as well as our ability to operate without infringing on or violating the proprietary rights of others. We have licensed rights to a composition of matter patent family related to the product. Our intellectual property strategy is, where appropriate, to file new patent applications on inventions, including improvements to existing products/candidates and processes to improve our competitive edge or to improve business opportunities. We continually assess and refine our intellectual property strategy to ensure appropriate protection and rights are secured. Thus, we may be able to file patent applications in the United States and abroad related to our novel discoveries and technologies, for example new uses/methods of treatment, new formulations and improvements to manufacturing methods, that are important to our business, as opportunities arise.

Our strategy requires us to license assets from third parties with suitable protection and to identify and seek patent protection for our inventions, when possible. This process is expensive and time consuming and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner or in all jurisdictions where protection may be commercially advantageous, or we may financially not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information we regard as proprietary. Where possible, we seek to file for patent protection in commercial jurisdictions relevant to the product or technology; however, this is assessed on a case-by-case basis.

Licensing assets from third parties involves technical and scientific due diligence to assess the opportunity, the strength of the intellectual property protection for the asset and the ability to commercialize the asset. This due diligence is usually conducted over a relatively short period of time. It can be difficult to identify all the issues relevant to the assessment. Failure to identify all the relevant issues can impact negatively on the value of the asset.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our future patent applications may not result in patents being issued which protect our technology or drug candidates or which do not effectively prevent others from commercializing competitive technologies and drug candidates. The patent examination process may require us or our licensors to narrow the scope of the claims of our or our licensors’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent application from being issued as a patent. For example, in January 2023, the Opposition Division of the European Patent Office invalidated one of our patents relating to “Topical Oil compositions for the treatment of fungal infections.”

The issuance of a patent does not ensure that it is valid or enforceable. Therefore, even if we are issued a patent, it may not be valid or enforceable against third parties. Issued patents may be challenged, narrowed, invalidated or circumvented. In addition, court decisions may introduce uncertainty in the enforceability or scope of patents owned by pharmaceutical and biotechnology companies. Thus, any of our patents, including patents that we may rely on to protect our market for approved drugs, may be held invalid or unenforceable by a court of final jurisdiction.

Because patent applications in the United States, Europe and many other jurisdictions are typically not published until 18 months after filing, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or future patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our future patents in the United States, Europe and in many other jurisdictions cannot be predicted with certainty and, as a result, any future patents that we own or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our patent applications that we may file in the future, or from those we may license from third parties. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives.

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that prevent marketing of our products or working our own technology. We endeavor to identify early third-party patents and patent applications which may be blocking a product or technology, to minimize this risk. However, relevant documents may be overlooked or missed, which may in turn impact our ability to commercialize the relevant asset.

The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, including the United States, Europe, China and Japan, the basic patent term is 20 years from the earliest filing date of a non-provisional patent application, subject to the payment of renewal fees. Some jurisdictions, including the United States, Europe and Japan, provide for up to an additional five years as a patent term extension for therapeutics products that require marketing approval. The requirements for this supplementary protection are set by the relevant authorities in the given jurisdiction. Products approved before the expiry of the basic patent term may benefit from such a patent term extension. It is our strategy to apply for such supplementary protection, where possible.

In addition to patent protection, statutory provisions in the United States, Europe and other jurisdictions may provide a period of clinical data exclusivity which may be followed by an additional period of market exclusivity to compensate for the time required for regulatory approval of our drug products. Once the relevant criteria are satisfied, the protection applies automatically. The length of protection depends on the jurisdiction and may also depend on the type of therapy.

Third parties may seek to market “similar” versions of our approved products. Alternatively, third parties may seek approval to market their own products, similar or otherwise, competitive with our products. We may not be able to block the commercialization of these products, which may erode our commercial position in the marketplace.

If disputes over intellectual property and other rights that we have licensed, own in the future or co-own in the future prevent or impair our ability to maintain our current licensing or exclusivity arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidate. In addition, under certain of our collaboration agreements, our licensors may retain the right of a non-exclusive license to the licensed patents and technology for non-clinical research purposes.

We enjoy only limited geographical protection with respect to our licensed patents and may not be able to protect our intellectual property rights throughout the world.

We may not be able to protect our intellectual property rights throughout the world and the legal systems in certain countries may not favor enforcement or protection of patents, trade secrets and other intellectual property. Filing, prosecuting and defending patents worldwide can be prohibitively expensive and our intellectual property rights in some foreign jurisdictions can be less extensive than those in the United States. All renewal fees required to maintain the patent rights are current.

The life of a patent and the protection it affords is limited. For example, in the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest US non-provisional filing date. In Europe (and all jurisdictions noted above), the expiration of an invention patent is 20 years from its filing date. For all non-US applications, the PCT filing date is utilized for purposes of calculating the non-US patent expiration dates.

This list of territories has some notable omissions, particularly manufacturing territories such as China, India and Singapore for some of the Vyome Assets.

Our competitors may operate in countries where we do not have patent protection and can freely use our technologies and discoveries in such countries to the extent such technologies and discoveries are publicly known or disclosed, for example in countries where we do have patent protection or pending patent applications.

Our future patent applications may not result in patents being issued. Any issued patents may not afford sufficient protection of VT-1953, VT-1908 and VB-1953 and other Vyome Assets or its intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or the Vyome Assets. Further, even if these patents are granted, they may be difficult to enforce.

In addition, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Many countries also limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business and financial condition may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we fail to comply with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the United States Patent and Trademark Office (“USPTO”) and foreign patent agencies over the lifetime of a patent. In addition, the USPTO and other foreign patent agencies require compliance with a number of procedurals, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such non-compliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, and non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. For instance, in the past, Vyome has had to abandon a few patent rights due to its inability to make payments of the required patent fees or annuities within the prescribed timelines. If we or our licensors fail to maintain the patents and patent applications covering our drug candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our drug candidates in any indication for which they are approved.

Issued patents covering one or more of our drug candidates could be found invalid or unenforceable.

Any issued patents that we may license or own covering the Vyome Assets could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the USPTO. Patent terms, including any extensions or adjustments that may or may not be available to us, may be inadequate to protect our competitive position with respect to the Vyome Assets for an adequate amount of time, and we may be subject to claims challenging the inventorship, validity, enforceability of our patents and/or other intellectual property. Finally, changes in US patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect the Vyome Assets. Further, if we encounter delays in our clinical trials or delays in obtaining regulatory approval, the period of time during which we could market the Vyome Assets under patent protection would be reduced. Thus, the patents that we own and license may not afford us any meaningful competitive advantage.

Moreover, we or our licensors may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or the Vyome Assets and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. If the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize the Vyome Assets. In addition to seeking patents for some of our technology and the Vyome Assets, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors and those affiliated with or controlled by state actors. In addition, while the company undertakes efforts to protect its trade secrets and other confidential information from disclosure, others may independently discover trade secrets and proprietary information, and in such cases, we may not be able to assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed confidential information of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

As is common in the biotechnology and pharmaceutical industries, we employ individuals and engage the services of consultants who previously worked for other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers, or that our consultants have used or disclosed trade secrets or other proprietary information of their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Vyome shares. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

Patent terms may be inadequate to protect our competitive position with respect to the Vyome Assets for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Once patents covering the Vyome Assets have expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity for the Vyome Assets, our business may be materially harmed.

In the United States, the patent term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. However, a patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other non-United States jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when the Vyome Assets receive FDA approval, we expect to apply for patent term extension on patents covering the Vyome Assets, there is no guarantee that the applicable authorities will agree with our assessment of whether such extension should be granted, and even if granted, the length of such extension. We may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. If we are unable to obtain any patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following the expiration of our patent rights, and our business, financial condition, results of operations and prospects could be materially harmed.

It is possible that we will not obtain patent term extension under the Hatch-Waxman Act for a U.S. patent covering the Vyome Assets that we may identify even where that patent is eligible for patent term extension, or if we obtain such an extension, it may be for a shorter period than we had sought.

Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Licensed Biological Products with Reference Product Exclusivity and Biosimilarity or Interchangeability Evaluations (a/k/a the “Purple Book”), a searchable, online database that contains information about biological products, including biosimilar and interchangeable biological products, licensed (approved) by the FDA under the Public Health Service (PHS) Act). We may be unable to obtain patents covering the Vyome Assets that contain one or more claims that satisfy the requirements for listing in the Purple Book. Even if we submit a patent for listing in the Purple Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If is the Vyome Assets are approved and patents covering either of the Vyome Assets are not listed in the Purple Book, a manufacturer of generic drugs would not have to provide advance notice to us of any abbreviated new drug application filed with the FDA to obtain permission to sell a generic version of either of the Vyome Assets.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect the Vyome Assets.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) could increase the uncertainties and costs surrounding the prosecution of our future owned and in-licensed patent applications and the maintenance, enforcement or defense of our owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent US Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and altered the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future legislation by the US Congress, decisions by the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future. For example, in the case Amgen v. Sanofi, the Federal Circuit held broad functional antibody claims invalid for lack of enablement. Similarly, in the case Juno v. Kite, the Federal Circuit held genus claims directed to CAR-T cells invalid for lack of written description for failing to provide disclosure commensurate with the scope of the claims. While we do not believe that any of the patents licensed or owned by us will be found invalid based on these decisions, we cannot predict how future decisions by the courts, Congress or the USPTO may impact the value of our patents. Similarly, changes in the patent laws of other jurisdictions could adversely affect our ability to obtain and effectively enforce our patent rights, which would have a material adverse effect on our business and financial condition.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market the Vyome Assets.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant third party patents, the scope of said patent claims or the expiration of relevant patents, are complete, accurate or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of the Vyome Assets in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market the Vyome Assets.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering the Vyome Assets or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could require us to obtain rights to issued patents covering such technologies.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing the Vyome Assets or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to patent infringement claims or may need to file claims to protect our intellectual property, which could result in substantial costs and liability and prevent us from commercializing the Vyome Assets.

Because the intellectual property landscape in the biotechnology industry is rapidly evolving and is interdisciplinary, it is difficult to conclusively assess our freedom to operate without infringing on or violating third party rights. If a third party successfully brings a claim against us, we may be required to pay substantial damages, be forced to abandon the Vyome Assets and/or seek a license from the patent holder. In addition, any intellectual property claims (e.g., patent infringement or trade secret theft) brought against us, whether or not successful, may cause us to incur significant legal expenses and divert the attention of our management and key personnel from other business concerns. We cannot be certain that patents owned or licensed by us will not be challenged by others in the course of litigation. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise funds and on the market price of the shares of the post-Merger company’s common stock.

Competitors may infringe or otherwise violate our patents, trademarks, copyrights or other intellectual property. To counter infringement or other violations, we may be required to file claims, which can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights. In addition, in a patent infringement proceeding, a court or administrative body may decide that one or more of the patents we assert is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to prevent the other party from using the technology at issue on the grounds that our patents do not cover the technology. Similarly, if we assert trademark infringement claims, a court or administrative body may determine that the marks we have asserted are invalid or unenforceable or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In such a case, we could ultimately be forced to cease use of such marks. In any intellectual property litigation, even if we are successful, any award of monetary damages or other remedy we receive may not be commercially valuable.

Further, we may be required to protect our patents through procedures created to challenge the validity of a patent at the USPTO. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

In addition, if either of the Vyome Assets is found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against our future licensees and other parties with whom we have business relationships and we may be required to indemnify those parties for any damages they suffer as a result of these claims, which may require us to initiate or defend protracted and costly litigation on behalf of licensees and other parties regardless of the merits of such claims. If any of these claims succeed, we may be forced to pay damages on behalf of those parties or may be required to obtain a license for one or both of the Vyome Assets.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

We may not be able to effectively secure first-tier technologies when competing against other companies or investors.

Our future success may require that we acquire patent rights and know-how to new or complementary technologies. However, we compete with a substantial number of other companies that may also compete for technologies we desire. In addition, many venture capital firms and other institutional investors, as well as other biotechnology companies, invest in companies seeking to commercialize various types of emerging technologies. Many of these companies have greater financial, scientific and commercial resources than us. Therefore, we may not be able to secure the technologies we desire. Furthermore, should any commercial undertaking by us prove to be successful, there can be no assurance competitors with greater financial resources will not offer competitive products and/or technologies.

Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The factors that may limit any potential competitive advantage provided by our intellectual property rights include:

●	pending patent applications that we may file or license may not lead to issued patents;
●	patents, should they issue, that we own or license, may not provide us with any competitive advantages, or may be challenged and held invalid or unenforceable;
●	others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any of our owned or in-licensed patents, should any such patents issue;
●	third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;
●	we (or our licensor) might not have been the first to make the inventions covered by a pending patent application that we own or license;
●	we (or our licensor) might not have been the first to file patent applications covering a particular invention;
●	others may independently develop similar or alternative technologies without infringing our intellectual property rights;
●	we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;
●	third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;
●	we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;
●	we may not develop or in-license additional proprietary technologies that are patentable; and
●	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business and results of operation.

If approved, the Vyome Assets that are regulated by FDA, EMA and other regulatory authorities may face competition from generics approved through an abbreviated regulatory pathway.

We believe that if either of the Vyome Assets is approved in the United States as a biological product under an NDA and orphan drug designation in certain cases it would qualify for the 3 and 7-year period of exclusivity, respectively. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidate to be a reference product for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The approval of a biosimilar of the Vyome Assets could have a material adverse impact on our business due to increased competition and pricing pressure.

Risks Related to Government Regulations and Other Legal Compliance Matters

The regulatory approval processes of the FDA, EMA, and other comparable foreign regulatory authorities are complex, time-consuming and inherently unpredictable. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for the Vyome Assets, we may not be able to commercialize, or may be delayed in commercializing, the Vyome Assets, and our ability to generate revenue will be materially impaired.

The process of obtaining regulatory approvals in the United States, European Union (“EU”), and other jurisdictions is complex, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the Vyome Assets involved. We cannot commercialize VT-1953, VT-1908 and VB 1953 in the United States without first obtaining regulatory approval from the FDA. Similarly, we cannot commercialize VT-1953, VT-1908 and VB 1953 outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of the Vyome Assets, we must demonstrate through complex and expensive preclinical studies and clinical trials that the Vyome Assets are both safe and effective for each targeted indication. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authorities. Further, the Vyome Assets may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval. The FDA, EMA, and comparable foreign regulatory authorities have discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Either VT-1953, VT-1908 and VB-1953 could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including: the FDA, EMA, or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials; we may be unable to demonstrate to the satisfaction of the FDA, EMA, or comparable foreign regulatory authorities that is the Vyome Assets are safe and effective for their proposed indications; the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA, or comparable foreign regulatory authorities for approval; serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to the Vyome Assets; we may be unable to demonstrate that the clinical and other benefits of the Vyome Assets outweigh their safety risks; the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials; the data collected from clinical trials of the Vyome Assets may not be acceptable or sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere, and we may be required to conduct additional clinical trials; the FDA, EMA, or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of the Vyome Assets; the FDA, EMA, or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and the approval policies or regulations of the FDA, EMA, or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval. Thus, the approval requirements for the Vyome Assets are likely to vary by jurisdiction such that success in one jurisdiction is not necessarily predicative of success elsewhere.

Of the large number of drugs in development, only a small percentage successfully complete the FDA, EMA, or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market the Vyome Assets, which would significantly harm our business, results of operations and prospects.

If we were to obtain approval, regulatory authorities may approve the Vyome Assets for fewer or more limited indications than we request, including failing to approve the most commercially promising indications, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve the Vyome Assets with a label that does not include the labeling claims necessary or desirable for the successful commercialization of the Vyome Assets. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for the Vyome Assets, we may not be able to commercialize, or may be delayed in commercializing, the Vyome Assets and our ability to generate revenue could be materially impaired.

We will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with the Vyome Assets.

Any regulatory approvals that we may receive for the Vyome Assets will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the Vyome Assets, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. In addition, if the FDA, EMA, or comparable foreign regulatory authorities approve VT-1953, VT-1908 and VB-1953, the Vyome Assets and the activities associated with their respective development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export will be subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA in the EU and comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current good manufacturing practices (“cGMPs”) and GCPs for any clinical trials that we conduct following approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA, EMA, and other regulatory authorities for compliance with cGMPs.

If we or a regulatory authority discover previously unknown problems with the Vyome Assets, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the Vyome Assets are manufactured, a regulatory authority may impose restrictions on the Vyome Assets, the manufacturing facility or us, including requiring recall or withdrawal of the Vyome Assets from the market or suspension of manufacturing, restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials, restrictions on the manufacturing process, warning or untitled letters, civil and criminal penalties, injunctions, product seizures, detentions or import bans, voluntary or mandatory publicity requirements and imposition of restrictions on operations, including costly new manufacturing requirements. The occurrence of any event or penalty described above may inhibit our ability to commercialize the Vyome Assets and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s, EMA’s and other regulatory comparable authorities’ policies may change and additional government regulations may be enacted that could prevent, limit, delay, increase the cost or risks of obtaining regulatory approval of the Vyome Assets, including if as a result new or more costly or difficult to achieve clinical trial or manufacturing quality requirements are imposed. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Due to unfavorable pricing regulations and/or third-party coverage and reimbursement policies, we may not be able to offer the Vyome Assets at competitive prices which would seriously harm our business.

Our ability to successfully commercialize the Vyome Assets also will depend in part on the extent to which reimbursement for Vyome Assets and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

The FDA, EMA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If one or both of the Vyome Assets is approved and we are found to have improperly promoted off-label uses of the Vyome Assets, we may become subject to significant liability. If we cannot successfully manage the promotion of the Vyome Assets, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors acting for or on our behalf may engage in misconduct or other improper activities. We expect to adopt a code of conduct following the Closing of the Merger to more closely reflect our operations, but it is not always possible to identify and deter misconduct by these parties and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws in USA and India, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute the Vyome Assets, if approved. See the section titled “Description of Vyome’s Business — Government Regulation” for a more detailed description of the laws that may affect our ability to operate.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any of the Vyome Assets for which we obtain regulatory approval. Our future arrangements with third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any of the Vyome Assets for which we obtain regulatory approval.

The size of the potential market for the Vyome Assets is difficult to estimate and, if any of our assumptions are inaccurate, the actual markets for the Vyome Assets may be smaller than our estimates.

Our current and future target patient populations are based on our beliefs and estimates regarding the incidence or prevalence of certain types of the indications that may be addressable by the Vyome Assets, which is derived from a variety of sources, including scientific literature and surveys of clinics. Our estimations may prove to be incorrect and the number of potential patients may turn out to be lower than expected. The total addressable market opportunity for the Vyome Assets will ultimately depend upon a number of factors including the diagnosis and treatment criteria included in the final label, if approved for sale in specified indications, acceptance by the medical community, patient access, the success of competing therapies and product pricing and reimbursement. Even if we obtain significant market share for the Vyome Assets, because the potential target populations could be small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Healthcare legislative reform discourse and potential or enacted measures may have a material adverse impact on our business and results of operations and legislative or political discussions surrounding the desire for and implementation of pricing reforms may adversely impact our business.

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act (“ACA”) was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act (“ACA”). It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to amend or challenge the ACA, will impact our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

At a federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs the U.S. Department of Health and Human Services (“HHS”) to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. The FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, the HHS’s Centers for Medicare & Medicaid Services (“CMS”) stated that drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of the Vyome Assets. Further, on November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development (“OECD”) countries with a similar gross domestic product per capita. However, the MFN rule was immediately challenged in federal courts and on August 6, 2021 CMS announced a proposed rule to rescind it. Additionally, on December 2, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. In response to litigation, the Biden administration agreed to delay the effective date of the rule until January 1, 2023. Further, implementation of these changes and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that it will continue to seek new legislative measures to control drug costs. The effect of these legislative and executive activities on our business model and operations is currently unclear.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We may be subject, directly or indirectly, to United States federal and state healthcare fraud and abuse and false claims laws and regulations. Prosecutions under such laws have increased in recent years and we may become subject to such litigation. If we are unable to, or have not fully complied with such laws, we could face substantial penalties.

Our operations, directly or indirectly through customers, may be subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and federal False Claims Act. These laws may impact, among other things, our sales, marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and, despite a series of narrow safe harbors, prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing qui tam actions has increased significantly in recent years, causing greater numbers of medical device, pharmaceutical and healthcare companies to have to defend a False Claims Act action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

We may be unable to predict whether it could be subject to actions under any of these laws, or the impact of such actions. If we are found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare reimbursement programs and the curtailment or restructuring of its operations.

If we fail to comply with environmental, health and safety laws and regulations in the USA, India or where we may have operations in future, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and our external partners are subject to complex environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment and disposal of hazardous materials and wastes, and the rehabilitation of contaminated sites. Our operations, including those performed by our external partners, may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, we and/or our external partners may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We are subject to laws and regulations related to privacy, data protection, information security and consumer protection across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to laws and regulations related to, among other things, privacy, data protection, information security and consumer protection across different markets where we conduct our business. Such laws and regulations are constantly evolving and changing and are likely to remain uncertain for the foreseeable future. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, operating results and financial operations. Complying with these numerous, complex, and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the potential or actual misappropriation, loss or other unauthorized processing, use or disclosure of sensitive or confidential patient, consumer or other personal information, whether by us, one of our collaborators or another third party, could adversely affect our business, financial condition, and results of operations, including but not limited to investigation costs, material fines and penalties, compensatory, special, punitive, and statutory damages, litigation, consent orders regarding our privacy and security practices, requirements that we provide notices, credit monitoring services, and/or credit restoration services or other relevant services to impacted individuals, adverse actions against our licenses to do business, reputational damage and injunctive relief.

European data collection is also governed by restrictive regulations governing the use, processing and cross-border transfer of personal information. The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EU, including personal health data, is subject to the EU General Data Protection Regulation (“GDPR”), which imposes strict requirements for processing the personal data of individuals within the European Economic Area (the “EEA”). The GDPR is directly applicable in each EU member state and is extended to the EEA. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR implements more stringent operational requirements than its predecessor legislation. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. For example, the GDPR applies extraterritorially, requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for collecting and processing personal data (including data from clinical trials), requires the appointment of data protection officers, such as when sensitive personal data, such as health data, is processed on a large scale, provides more robust rights for data subjects, including far reaching information rights and the right to erasure, introduces mandatory data breach notification through the EU, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance, including policies, procedures, training, and data audit. The GDPR provides that EU member states and EEA countries may establish their own laws and regulations that go beyond the GDPR in certain areas, such as regarding the mandatory appointment of data protection officers or further limiting the processing of personal data, including genetic, biometric, or health data, which could limit our ability to use and share personal data or could cause our costs to increase. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and the United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union (“CJEU”). While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. After Brexit the United Kingdom is also a third country from an EU perspective, but the EU Commission adopted adequacy decisions for the United Kingdom on June 28, 2021 largely permitting the free flow of data from the EU to the United Kingdom. However, for the first time, the adequacy decisions include a so-called “sunset clause” and, therefore, will automatically expire four years after their entry into force.

We cannot assure you that our third-party service providers with access to our or our customers’, suppliers’, trial patients’ and employees’ personally identifiable and other sensitive or confidential information will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations, and financial condition. We cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, use, storage, and transmission of such information. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not have a compliance program in place consistent with Federal agencies’ guidance’s on corporate compliance programs.

We have not established a formal compliance function with the independence and resources that Federal regulators or other regulators where its subsidiaries operate would expect of corporate compliance programs. Accordingly, policies and procedures have yet to be developed and compliance training, auditing, and monitoring activities have not occurred. We have not established a Chief Compliance Officer nor have we created a compliance hotline for employees to report complaints or potential compliance violations. Accordingly, risks associated with the aforementioned regulatory scheme may arise undetected and unmitigated by corporate leadership. Furthermore, any potential enforcement action for regulatory violations might result in compliance obligations in addition to fines, penalties, or administrative actions (e.g., U.S. Department of Justice monitorships or U.S. Department of Health and Human Services, Office of Inspector General Corporate Integrity Agreements).

Our business is subject to certain laws and regulations in the jurisdictions in which it operates, many of which are currently evolving, and the risk of unfavorable interpretations or failure to comply with such laws and regulations could harm our business, financial condition and results of operations.

We are subject to differing, and sometimes conflicting, laws and regulations in the various jurisdictions in which we operate our business, which are evolving and may change from time to time, which may give rise to inconsistent or ambiguous interpretations among local, regional, or national laws or regulations applicable to our business. Compliance with laws and regulations of different jurisdictions imposing varying standards and requirements is burdensome for businesses like ours, imposes added cost, increases potential liability to our business, and makes it difficult to realize business efficiencies and economies of scale.

Relative to India, the operation of our business is informed by a regulatory framework which includes but is not limited to, the laws of Delhi Pollution Control Board, labor laws, corporate laws, income tax laws, laws applicable to taxation of goods and service tax laws, foreign exchange control laws in India, which informs how we operate and the ways in which we promote our business. However, there can be no assurance that our interpretation of relevant Indian laws and regulations, including the Foreign Exchange Management Act, 1999, is complete or correct, or that authorities in India will interpret this or other applicable regulations the same way that we do. In the event that the applicable laws and regulations are interpreted in a manner unfavorable to us, we could become the subject of investigations and could potentially face fines, duties, judgments or other negative consequences, which could materially adversely affect our business and results of operations. Additionally, as our business continues to grow and evolve, laws and regulations will be amended to address the evolution of our business, resulting in new and unpredictable legal and regulatory obligations in emerging markets. It may be difficult for us to comply with the new laws and regulations that will be developed to address changes in our industry and business, and we cannot guarantee that we will be able to comply with such new laws and regulations. If our current or future business models are determined to be noncompliant with the national, regional, and local laws and regulations, we may be required to make costly adjustments to our business model, which could result in negative consequences, many of which may be outside of our control and impossible to predict.

In addition, we are subject to laws and regulations governing other aspects of our business practices, including laws and regulations relating to taxation, online payments, automobile-related liability, consumer privacy and data protection, pricing, content, advertising, discrimination, consumer protection, protection of intellectual property rights, distribution, messaging, mobile communications, environmental matters, labor and employment matters, claims management, electronic contracts, communications, Internet access, securities and public disclosure, corruption and anti-bribery, and unfair commercial practices. In addition, climate change and greater emphasis on sustainability could lead to regulatory efforts to address the carbon impact of transportation and mobility, which could have a negative impact on our business.

In addition, the jurisdictions in which we have business operations may in the future enact new laws and regulations relating to emissions and other environmental matters our operations, the peer-to-peer car sharing industry generally, and the operation of our business. The interpretation and enforcement of such laws may involve significant uncertainties. New laws and regulations that affect our existing and proposed future businesses may also be applied retroactively in ways that we cannot predict with certainty.

We cannot predict the effect that the interpretation of existing or new laws or regulations may have on our business. Any of the foregoing or similar occurrences or developments could significantly disrupt our business operations and restrict us from conducting a substantial portion of our business operations in these jurisdictions, which could adversely affect our business, financial condition or operating results.

Political changes in the Government of India could delay or affect the further liberalization of the Indian economy and materially and adversely affect economic conditions in India, generally, and our business, in particular.

Our business could be significantly influenced by economic policies adopted by the government of India. Since 1991, successive governments have pursued policies of economic liberalization and financial sector reforms. The government has at various times announced its general intention to continue India’s current economic and financial liberalization and deregulation policies. However, protests against such policies, which have occurred in the past, could slow the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting foreign investment, currency exchange rates and other matters affecting investment in India could change as well. While we expect any new government to continue the liberalization of India’s economic and financial sectors and deregulation policies, there can be no assurance that such policies will be continued.

The government of India has traditionally exercised and continues to exercise influence over many aspects of the economy. Our business may be affected by interest rates, changes in policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

A change in the government’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally, and specifically our business and operations, as substantially all of our business and operations are located in India. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

Vyome’s Indian subsidiary may not be in compliance with laws applicable to it, and it may face penalties and fines imposed by the Indian government.

Vyome has not retained local counsel to assess whether its subsidiary, Vyome Therapeutics Limited, is in compliance with applicable local law. There can be no assurance that Vyome will be able to initially meet such requirements or maintain compliance with the laws and regulations of each foreign country in which its subsidiary operates. As a result, Vyome and its subsidiary, Vyome Therapeutics Limited, may be subject to adverse legal consequences, including but not limited to penalties and fines, which could adversely affect the business, financial condition or results of operations of Vyome.

Risks Related to the ReShape Asset Sale

While the ReShape Asset Sale is pending, it creates unknown impacts on ReShape’s future which could materially and adversely affect its business, financial condition and results of operations.

While the ReShape Asset Sale is pending, it creates unknown impacts on ReShape’s future. Therefore, ReShape’s current or potential business partners may decide to delay, defer or cancel entering into new business arrangements with ReShape pending consummation of the ReShape Asset Sale. The occurrence of these events individually or in combination could materially and adversely affect ReShape’s business, financial condition and results of operations.

The failure to consummate the ReShape Asset Sale may materially and adversely affect ReShape’s business, financial condition and results of operations.

The ReShape Asset Sale is subject to various closing conditions including, among others, the approval of the Asset Sale by ReShape’s stockholders. ReShape cannot control these conditions and cannot assure you that they will be satisfied. If the ReShape Asset Sale is not consummated, ReShape may be subject to a number of risks, including the following:

●	ReShape may not be able to identify an alternate transaction, or if an alternate transaction is identified, such alternate transaction may not result in equivalent terms as compared to what is proposed in the ReShape Asset Sale;
●	the trading price of ReShape common stock may decline to the extent that the current market price reflects a market assumption that the ReShape Asset Sale will be consummated;
●	doubt as to ReShape’s ability to effectively implement its current and future business strategies;
●	ReShape’s costs related to the ReShape Asset Sale, such as legal, accounting and financial advisory fees, must be paid even if the ReShape Asset Sale is not completed; and
●	ReShape’s relationships with its customers, suppliers and employees may be damaged and its business may be harmed.

The occurrence of any of these events individually or in combination could materially and adversely affect ReShape’s business, financial condition and results of operations, which could cause the market value of ReShape’s common stock to decline.

The Merger may be consummated despite the ReShape Asset Sale not closing under certain circumstances.

While the closing of the Merger is conditioned on the closing of the ReShape Asset Sale, if ReShape fails to consummate the ReShape Asset Sale, the Merger may still proceed, provided that the closing condition related to the closing of the ReShape Asset Sale contained in the Merger Agreement is waived by Vyome. The occurrence of these events would result in the Combined Company continuing to own the assets currently contemplated to be sold to Ninjour as part of the ReShape Asset Sale following the closing of the Merger, which could cause the Combined Company to incur unanticipated costs and expenses in connection with continued ownership of such assets, or pursuit of an alternative disposition of such assets. Further, in such an event, the Combined Company may also be subject to any disputes/ litigation filed in respect of the assets to be sold as part of the ReShape Asset Sale. Any such liabilities or problems could have an adverse effect on the Combined Company’s business, financial condition, results of operations or cash flows.

Risks Related to the ReShape Reverse Stock Split

The proposed ReShape Reverse Stock Split may not increase the Combined Company’s stock price over the long-term.

The principal purpose of the proposed Reverse Stock Split that ReShape’s stockholders are being asked to approve is to increase the per-share market price of the combined organization’s common stock to remain above the minimum bid price requirement under the Nasdaq rules so that the listing of the combined organization and the shares of the combined organization common stock being issued in the Merger on Nasdaq will be approved. It cannot be assured, however, that the ReShape Reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of the Combined Company common stock, it cannot be assured that the ReShape Reverse Stock Split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by ReShape and Vyome, or result in any permanent or sustained increase in the market price of the Combined Company’s common stock, which is dependent upon many factors, including the combined organization’s business and financial performance, general market conditions, and prospects for future success. Thus, while the stock price of the combined organization might meet the continued listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The proposed ReShape Reverse Stock Split may decrease the liquidity of the combined organization’s common stock.

Although ReShape’s board of directors believes that the anticipated increase in the market price of the combined organization’s common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the ReShape Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined organization’s common stock.

The proposed ReShape Reverse Stock Split may lead to a decrease in the combined organization’s overall market capitalization.

Should the market price of the combined organization’s common stock decline after the ReShape Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the ReShape Reverse Stock Split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined organization’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined organization, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined organization’s common stock will remain the same after the ReShape Reverse Stock Split is effected, or that the ReShape Reverse Stock Split will not have an adverse effect on the combined organization’s stock price due to the reduced number of shares outstanding after the ReShape Reverse Stock Split.

THE RESHAPE SPECIAL MEETING

Date, Time, and Place of the ReShape Special Meeting

The ReShape Special Meeting will be held at                 Eastern time, on                      , 2024 as a virtual meeting via the internet at www.virtualshareholdermeeting.com/RSLS2024SM. On or about                     , 2024, ReShape commenced mailing this proxy/information statement-prospectus and the enclosed form of proxy card to its stockholders entitled to vote at the ReShape Special Meeting.

Purpose of the ReShape Special Meeting

At the ReShape Special Meeting, ReShape stockholders will be asked to consider and vote upon the following proposals:

1.	ReShape Share Issuance Proposal;
2.	ReShape Asset Sale Proposal;
3.	ReShape Charter Amendment Proposal;
4.	ReShape Reverse Stock Split Proposal;
5.	ReShape Golden Parachute Compensation Proposal; and
6.	ReShape Adjournment Proposal.

Recommendation of the ReShape Board

The ReShape Board recommends that the ReShape stockholders vote “FOR” each of the ReShape Proposals. See “The Merger—ReShape’s Reasons for the Merger; Recommendation of the ReShape Board” beginning on page [•] of this proxy/information statement-prospectus.

The approval by ReShape stockholders of the ReShape Share Issuance Proposal and the ReShape Charter Amendment Proposal are conditions to the consummation of the Merger and the approval by the ReShape stockholders of the ReShape Asset Sale Proposal is a condition to the consummation of the Asset Sale. Because each of the Merger and the Asset Sale are conditioned upon the other transaction being consummated, neither transaction may be completed if the proposals required for the consummation of both transactions are not approved. The approval of the ReShape Golden Parachute Compensation Proposal and the ReShape Adjournment Proposal is not required for the consummation of the Merger or the Asset Sale. The ReShape Reverse Stock Split Proposal is not expressly a condition to the consummation of the Merger or the Asset Sale, but ReShape, if necessary, may be required to effect the proposed reverse stock split in order to meet the applicable Nasdaq requirements for the Combined Company to be listed on Nasdaq upon the completion of the Merger. The ReShape Board is not aware of any other business to be acted upon at the ReShape Special Meeting.

Record Date for the ReShape Special Meeting and Quorum

Record Date

Only holders of record of shares of ReShape Common Stock at 5:00 p.m. Eastern Time on                      , 2024, the record date for the ReShape Special Meeting, will be entitled to receive notice of, and to vote, at the ReShape Special Meeting or any postponements or adjournments thereof. Each ReShape Share entitles the holder thereof to cast one vote on each matter that comes before the ReShape Special Meeting.

As of the record date for the ReShape Special Meeting, there were                      shares of ReShape Common Stock outstanding and entitled to vote at the ReShape Special Meeting.

Quorum

In order for business to be conducted at the ReShape Special Meeting, a quorum must be present. A quorum requires the presence of the ReShape stockholders representing at least one-third of the voting interest of the stock of ReShape entitled to vote at the ReShape Special Meeting, in person or represented by proxy. For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions. If a quorum is present when the ReShape Special Meeting is convened, the ReShape stockholders present may continue to transact business until adjournment, even if the withdrawal of a number of the ReShape stockholders originally present leaves less than the proportion or number otherwise required for a quorum. Abstentions (shares of ReShape Common Stock for which proxies have been received but for which the holders have abstained from voting or as to which the holder attends the ReShape Special Meeting in person but does not vote) will be counted as present and entitled to vote for purposes of determining a quorum. A failure to instruct your bank, broker, or other nominee will result in your shares not being included in the calculation of the number of shares of ReShape Common Stock represented at the ReShape Special Meeting for purposes of determining whether a quorum has been achieved. However, your shares of ReShape Common Stock will be counted toward determining whether a quorum is present if you instruct your bank, broker, or other nominee on how to vote your shares with respect to one or more of the ReShape Proposals.

Required Vote

To be approved, the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal and the ReShape Adjournment Proposal require the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively thereon at the ReShape Special Meeting and the ReShape Asset Sale Proposal and ReShape Charter Amendment Proposal require the affirmative vote of the holders of a majority of the outstanding shares of common stock of ReShape.

The failure of any stockholder of record of ReShape to submit a signed proxy card, grant a proxy electronically over the Internet or by telephone or to vote in person by ballot at the ReShape Special Meeting will have the same effect as a vote “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal, but will not have an effect on the outcome of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or ReShape Adjournment Proposal. An abstention will have no effect on the outcome of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or the ReShape Adjournment Proposal, but will have the same effect as a vote cast “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal. If you hold your ReShape Shares in “street name” through a bank, broker, or other nominee and you do not instruct your bank, broker, or other nominee on how to vote your shares, your bank, broker, or other nominee will not be permitted to vote your shares on any of the ReShape Proposals, which will have no effect on the outcome of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or the ReShape Adjournment Proposal, but will have the same effect as a vote cast “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal.

Voting by ReShape’s Directors and Executive Officers

As of the record date for the ReShape Special Meeting, directors and executive officers of ReShape and their affiliates owned and were entitled to vote                      shares of ReShape Common Stock, representing approximately                     % of the shares of ReShape Common Stock outstanding on that date. ReShape currently expects that ReShape’s directors and executive officers will vote any shares of ReShape Common Stock they hold in favor of the ReShape Proposals, although none of them has entered into any agreement obligating him or her to do so.

Voting of Proxies; Incomplete Proxies

If you are a stockholder of record of shares of ReShape Common Stock as of the record date for the ReShape Special Meeting, a proxy card is enclosed for your use. ReShape requests that ReShape stockholders submit their proxies over the Internet, by telephone or by completing and signing the accompanying proxy card and returning it to ReShape promptly in the enclosed postage-paid envelope as soon as possible. Information and applicable deadlines for authorizing a proxy to vote by telephone or through the Internet are set forth on the enclosed proxy card. When the accompanying proxy card is returned properly executed, the shares of ReShape Common Stock represented by it will be voted at the ReShape Special Meeting or any adjournment or postponement thereof in accordance with the instructions contained on in the proxy card.

If a proxy is signed and returned without an indication as to how the shares of ReShape Common Stock represented by the proxy are to be voted with regard to a particular proposal, the shares of ReShape Common Stock represented by the proxy will be voted in favor of each such proposal, as applicable, in accordance with the recommendation of the ReShape Board. In accordance with the ReShape bylaws and the DGCL, except as otherwise required by law, business transacted at the ReShape Special Meeting will be limited to those matters set forth in the notice of the meeting.

Your vote is important. Accordingly, please submit a proxy as soon as possible by telephone, over the Internet, or by marking, signing, dating and returning the enclosed proxy card, whether or not you plan to attend the ReShape Special Meeting in person.

Failures to Vote, Broker Non-Votes, and Abstentions

The failure of any stockholder of record of ReShape to submit a signed proxy card, grant a proxy electronically over the Internet or by telephone or to vote in person by ballot at the ReShape Special Meeting will have the same effect as a vote “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal, but will not have an effect on the outcome of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or ReShape Adjournment Proposal. An abstention will have no effect on the outcome of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or the ReShape Adjournment Proposal, but will have the same effect as a vote cast “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal. If you hold your ReShape Shares in “street name” through a bank, broker, or other nominee and you do not instruct your bank, broker, or other nominee on how to vote your shares, your bank, broker, or other nominee will not be permitted to vote your shares on any of the ReShape Proposals, which will have no effect on the outcome of the ReShape Share Issuance Proposal, the ReShape Reverse Stock Split Proposal, the ReShape Golden Parachute Compensation Proposal or the ReShape Adjournment Proposal, but will have the same effect as a vote cast “AGAINST” the ReShape Asset Sale Proposal and the ReShape Charter Amendment Proposal.

Revocability of Proxies and Changes to a ReShape Stockholder’s Vote

If you are a holder of shares of ReShape Common Stock as of the record date for the ReShape Special Meeting, you have the power to revoke your proxy at any time before it is voted at the ReShape Special Meeting. You can revoke your proxy in one of three ways:

●	sending a written notice of revocation that is received by ReShape prior to 11:59 p.m. (Eastern Time) on the day preceding the ReShape Special Meeting, stating that you would like to revoke your proxy, to ReShape’s Corporate Secretary at ReShape’s corporate headquarters, 18 Technology Drive, Suite 110, Irvine, CA 92618;
●	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by ReShape prior to 11:59 p.m. (U.S. Eastern Time) on the day preceding the ReShape Special Meeting; or
●	attending the ReShape Special Meeting and voting in person or bringing a written notice of revocation to the Secretary of the ReShape Special Meeting prior to the voting at the ReShape Special Meeting (your attendance at the meeting will not, by itself, revoke your proxy; you must vote in person by ballot at the meeting to change your vote or submit a written notice of revocation to revoke your proxy).

If you wish to change your vote at the ReShape Special Meeting, you must vote by ballot at such meeting or if you wish to revoke your vote at the ReShape Special Meeting, you must bring a written notice of revocation to the Secretary of the ReShape Special Meeting prior to the voting at the ReShape Special Meeting.

The latest dated completed proxy will be the one that counts. Written notices of revocation and other communications with respect to the revocation of any proxies should be addressed to:

ReShape Lifesciences Inc.

18 Technology Drive, Suite 110

Irvine, CA 92618

Attn: Corporate Secretary

If you are a ReShape stockholder whose shares of ReShape Common Stock are held in “street name” by a bank, broker, or other nominee, you must follow the directions you receive from your bank, broker, or other nominee in order to change or revoke your voting instructions and should contact your bank, broker, or other nominee to do so.

Solicitation of Proxies

The cost of the solicitation of proxies from ReShape stockholders will be borne by ReShape. In addition to solicitations by mail, ReShape’s directors, officers and employees may solicit proxies personally, by telephone, by facsimile or otherwise, without additional compensation. ReShape will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of ReShape Common Stock held of record on the record date for the ReShape Special Meeting and will provide customary reimbursement to such firms for the cost of forwarding these materials.

ReShape has engaged Innisfree M&A Incorporated (“Innisfree”) to assist in the solicitation of proxies for the ReShape Special Meeting, and ReShape estimates it will pay Innisfree a fee of up to $30,000, plus reimbursement for reasonable and documented out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation. ReShape has also agreed to indemnify Innisfree against certain losses, costs, and expenses.

Adjournments

Although it is not currently expected, the ReShape Special Meeting may be adjourned for the purpose of soliciting additional proxies if ReShape has not received sufficient proxies to constitute a quorum or sufficient votes for approval of the ReShape Share Issuance Proposal, ReShape Asset Sale Proposal, ReShape Charter Amendment Proposal, or ReShape Reverse Stock Split Proposal,. If a quorum is not present, adjourning the ReShape Special Meeting requires the majority in voting interest of the ReShape stockholders present (in person or by proxy) and entitled to vote at the ReShape Special Meeting, or in the case that no ReShape stockholders are present at the ReShape Special Meeting, any ReShape officer entitled to preside at or to act as secretary of the ReShape Special Meeting may adjourn the ReShape Special Meeting. Pursuant to the ReShape bylaws, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which adjournment is taken. If the ReShape Special Meeting is adjourned, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Postponements

At any time prior to convening the ReShape Special Meeting, the ReShape Board may postpone the ReShape Special Meeting for any reason without the approval of the ReShape stockholders. Although it is not currently expected, the ReShape Board may postpone the ReShape Special Meeting for the purpose of soliciting additional proxies if ReShape has not received sufficient proxies to constitute a quorum or sufficient votes for approval of the ReShape Share Issuance Proposal, ReShape Asset Sale Proposal ReShape Charter Amendment Proposal or the ReShape Reverse Stock Split Proposal,. If the ReShape Special Meeting is postponed for the purpose of soliciting additional proxies, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Attending the ReShape Special Meeting

The ReShape Special Meeting will be conducted completely as a virtual meeting via the internet. ReShape believes that holding the ReShape Special Meeting completely online will enable greater participation and improved communication. Stockholders may attend the meeting and vote their shares electronically during the meeting via the live webcast by visiting www.virtualshareholdermeeting.com/RSLS2024SM. Have the information that is printed in the box marked by the arrow on your ReShape proxy card available and follow the instructions. Stockholders may submit questions in advance of the meeting by visiting www.proxyvote.com. Questions pertinent to matters to be acted upon at the ReShape Special Meeting will be answered during the ReShape Special Meeting, subject to time constraints. In the interests of time and efficiency, ReShape reserves the right to group questions of a similar nature together to facilitate the question and answer portion of the meeting. ReShape may not be able to answer all questions submitted in the allotted time.

ReShape will have technicians ready to assist you with any technical difficulties you may have accessing the ReShape Special Meeting virtually. If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual meeting platform log-in page.

Stockholder List

A list of ReShape stockholders entitled to vote at the ReShape Special Meeting will be available for inspection at ReShape’s principal executive offices, located at 18 Technology Drive, Suite 110, Irvine, CA 92618, at least ten days prior to the date of the ReShape Special Meeting and continuing through the ReShape Special Meeting for any purpose germane to the ReShape Special Meeting. The list will also be available at the ReShape Special Meeting for inspection by any ReShape stockholder present at the ReShape Special Meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the ReShape Special Meeting, please contact:

Innisfree M&A Incorporated

Banks and Brokers Call: (877) 750-8310

Stockholders Call Toll Free: (212) 750-5833

RESHAPE PROPOSALS

ReShape Proposal 1: The ReShape Share Issuance Proposal

ReShape stockholders are asked to approve the issuance of ReShape Shares to Vyome stockholders in connection with the Merger. Under Delaware law, the adoption of the Merger Agreement and the approval of the Merger by Merger Sub do not require approval of the ReShape stockholders. However, because the aggregate number of shares of common stock that ReShape will issue pursuant to the terms of the Merger Agreement and as described herein will be in excess of 20% of ReShape’s pre-merger outstanding shares of common stock, and will result in a change in control of ReShape, the approval of ReShape’s stockholders is required under the Nasdaq Listing Rules. ReShape stockholders should carefully read this proxy/information statement-prospectus in its entirety, including the documents incorporated by reference and the Merger Agreement, for more detailed information concerning the Merger Agreement and the ReShape Share Issuance Proposal. For a detailed discussion of the terms of the Merger Agreement and the Merger, including the proposed ReShape share issuance, see the information about the Merger and the Merger Agreement throughout this proxy/information statement-prospectus, including the information set forth in sections entitled “The Merger” and “The Merger Agreement” beginning on pages [•] and [•], respectively, of this proxy/information statement-prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy/information statement-prospectus.

Approval of the ReShape Share Issuance Proposal is a condition to the consummation of the Merger. If the ReShape Share Issuance Proposal is not approved, the Merger will not occur. For a detailed discussion of the conditions of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page [•] of this proxy/information statement-prospectus.

The approval of the ReShape Share Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively thereon at the ReShape Special Meeting. If you abstain from voting, fail to cast your vote, virtually or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the ReShape Share Issuance Proposal.

Recommendation of the ReShape Board. The ReShape Board unanimously determined that the Merger Agreement and the Merger are advisable and in the best interests of ReShape and its stockholders, adopted and approved the Merger Agreement and transactions contemplated thereby, and recommended that ReShape stockholders approve the ReShape Share Issuance Proposal. Accordingly, the ReShape Board unanimously recommends that ReShape stockholders vote “FOR” the ReShape Share Issuance Proposal.

ReShape Proposal 2: The ReShape Asset Sale Proposal

ReShape stockholders are asked to approve the sale of substantially all of ReShape’s assets pursuant to the Asset Purchase Agreement. ReShape stockholders should carefully read this proxy/information statement-prospectus in its entirety, including the documents incorporated by reference and the Asset Sale and the Asset Purchase Agreement, for more detailed information concerning the Asset Sale, the Asset Purchase Agreement and the ReShape Asset Sale Proposal. For a detailed discussion of the terms of the Asset Purchase Agreement, including the proposed ReShape Asset Sale, see the information about the Asset Sale and the Asset Purchase Agreement throughout this proxy/information statement-prospectus, including the information set forth in section entitled “The Asset Purchase Agreement” beginning on page [•] of this proxy/information statement-prospectus. A copy of the Asset Purchase Agreement is attached as Annex B to this proxy/information statement-prospectus.

Approval of the ReShape Asset Sale Proposal is a condition to the consummation of the Merger and the Asset Sale. If the ReShape Asset Sale Proposal is not approved, the Merger and the Asset Sale will not occur. For a detailed discussion of the conditions of the Merger and the Asset Sale, see “The Merger Agreement—Conditions to Completion of the Merger” and “The Asset Purchase Agreement—Conditions to Completion of the Asset Sale ” beginning on pages [•] and [•], respectively, of this proxy/information statement-prospectus.

The approval of the ReShape Asset Sale Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of common stock of ReShape. If you abstain from voting, fail to cast your vote, virtually or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have the same effect as a vote cast “AGAINST” the ReShape Asset Sale Proposal.

Recommendation of the ReShape Board. The ReShape Board unanimously determined that the Asset Purchase Agreement and the Asset Sale are advisable and in the best interests of ReShape and its stockholders, adopted and approved the Asset Purchase

Agreement and transactions contemplated thereby, including the Asset Sale, and recommended that ReShape stockholders approve the ReShape Asset Sale Proposal. Accordingly, the ReShape Board unanimously recommends that ReShape stockholders vote “FOR” the ReShape Asset Sale Proposal.

ReShape Proposal 3: The ReShape Charter Amendment Proposal

ReShape stockholders are asked to approve and adopt, assuming the ReShape Share Issuance Proposal and the ReShape Asset Sale Proposal are adopted, the proposed amendments to Article VI (setting forth the proposed board composition of the Combined Company) of ReShape’s certificate of incorporation, a copy of which is attached to this proxy/information statement-prospectus as Annex D, which, if approved, would take effect substantially concurrently with the Effective Time (as defined under the Merger Agreement). If the ReShape Charter Amendment Proposal is approved, upon the consummation of the Merger, the Combined Company will be comprised of seven directors and will be divided into three classes with staggered three-year terms. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the Combined Company to be held following the initial effectiveness of the ReShape Charter Amendment Proposal; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders of the Combined Company following the initial effectiveness of the ReShape Charter Amendment; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders of the Combined Company to be held following the initial effectiveness of the ReShape Charter Amendment. The initial Class I Directors of the Corporation shall be Krishna Gupta (who shall be the Chairman of the Board of Directors initially), Frank Wisner and Shiladitya Sengupta; the initial Class II Directors of the Corporation shall be Venkateswarlu Nelabhotla and Dan W. Gladney; and the initial Class III Director(s) of the Corporation shall be Mohanjit Jolly and [•]. The designation of directors on the Combined Company Board shall be as follows: (a) two (2) directors to be designated by KKG Enterprises, LLC (including the Chairman of the Combined Company Board), who shall initially be Krishna Gupta and Frank Wisner; (b) two (2) directors to be designated by Shiladitya Sengupta, who shall initially be Shiladitya Sengupta and Mohanjit Jolly; (c) the Chief Executive Officer, who shall initially be Venkat Nelabhotla; and (d) two (2) non-employee directors, one of which to be designated by Vyome, who shall initially be [•], and another to be designated by ReShape, who shall initially be Dan W. Gladney. The director designation rights of KKG Enterprises, LLC and Shiladitya Sengupta shall at all times be proportionate to the voting power held by each of KKG Enterprises, LLC and Shiladitya Sengupta, as a percentage of the overall votes entitled to be cast in the election of directors, in compliance with the applicable listing rules of the exchange on which the Combined Company’s stock is listed for trading. At each succeeding annual meeting of stockholders of the Combined Company, beginning with the first annual meeting of stockholders of the Combined Company following the initial effectiveness of the ReShape Charter Amendment, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders of the Combined Company after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death, disqualification or removal. For additional details, see “Management of the Combined Company Following the Merger – Board Composition” beginning on page [•].

Approval of the ReShape Charter Amendment is an obligation of ReShape under the Merger Agreement. If the ReShape Charter Amendment Proposal is not approved, the Merger will not occur unless that condition to the closing of the Merger is waived by Vyome. For a detailed discussion of the conditions of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page [•] of this proxy/information statement-prospectus.

The approval of the ReShape Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of common stock of ReShape. If you abstain from voting, fail to cast your vote, virtually or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have the same effect as a vote cast “AGAINST” the ReShape Charter Amendment Proposal.

Recommendation of the ReShape Board. The ReShape Board unanimously determined that the ReShape Charter Amendment Proposal is advisable and in the best interests of ReShape and its stockholders, adopted and approved the ReShape Charter Amendment Proposal and transactions contemplated thereby, and recommended that ReShape stockholders approve the ReShape Charter Amendment Proposal. Accordingly, the ReShape Board unanimously recommends that ReShape stockholders vote “FOR” the ReShape Charter Amendment Proposal.

ReShape Proposal 4: The ReShape Reverse Stock Split Proposal

On [•], 2024, the ReShape Board unanimously adopted resolutions approving, declaring advisable and recommending to our stockholders for their approval a seventh amendment to our Restated Certificate of Incorporation, as amended (the “Seventh Amendment”), to effect a reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”) with a ratio in the range of 1-for-[•] and 1-for-[•], such ratio to be determined by our Board in its discretion. The Reverse Stock Split will also affect outstanding options and warrants, as described in “-Effect on Equity Compensation Plans and Outstanding Options and Warrants” below. Approval of this proposal will grant the Board the authority, without further action by the stockholders, to carry out the Reverse Stock Split any time after the approval of the Seventh Amendment but prior to the one-year anniversary of the ReShape Special Meeting, with the exact exchange ratio and timing to be determined at the discretion of the Board and set forth in a public announcement. Even if our stockholders approve this proposal, our Board may determine in its discretion not to effect the Reverse Stock Split and to abandon the Seventh Amendment to implement the Reverse Stock Split prior to the time the Seventh Amendment is filed and becomes effective.

If approved, this proposal would approve the Seventh Amendment set forth in Annex F. The text of the proposed Seventh Amendment to effect the Reverse Stock Split is subject to revision to include such changes as may be required by the Secretary of State of the State of Delaware and as our Board deems necessary and advisable to effect the proposed Seventh Amendment. Stockholders are urged to carefully read Annex F.

Background

ReShape Shares are currently listed on the Nasdaq Capital Market under the symbol “RSLS.” In connection with the Merger, the Combined Company will be required to satisfy the initial listing requirements of the Nasdaq Capital Market which require that the bid price of the Combined Company’s common stock will be at least $4.00 per share. Continued listing on the Nasdaq Capital Market is a condition to the consummation of the Merger, which the ReShape Board has determined is in the best interest of its stockholders.

The purpose of the Reverse Stock Split is to decrease the total number of ReShape Shares outstanding and proportionately increase the market price of ReShape Shares above $4.00 per share in order to meet the initial listing requirements of the Nasdaq Capital Market in connection with the Merger. While the closing price of the ReShape Shares on [•], 2024 was $[•], the ReShape Board is seeking stockholder approval of the Reverse Stock Split in the event the market price of the ReShape Shares falls below $4.00 prior to the completion of the Merger. The ReShape Board intends to effect the Reverse Stock Split only if it believes that a decrease in the number of shares outstanding is in the best interests of ReShape and its stockholders, and is likely to improve the trading price of ReShape Shares and improve the likelihood that the Combined Company will be allowed to maintain our continued listing on the Nasdaq Capital Market. Accordingly, the ReShape Board approved the Reverse Stock Split in order to help ensure that the share price of ReShape Shares meets the initial listing requirements of the Nasdaq Capital Market.

Effective Time of the Reverse Stock Split

If this proposal is approved and our Board determines to effect the Reverse Stock Split, we will file the proposed Seventh Amendment with the Secretary of State of the State of Delaware. The Reverse Stock Split will become effective at the time the Seventh Amendment is filed with the Secretary of State of Delaware and becomes effective, with the exact timing to be determined at the discretion of our Board.

If this proposal is approved, no further action on the part of stockholders would be required to either effect or abandon the Reverse Stock Split. If our Board does not implement the Reverse Stock Split on or before the one-year anniversary of the date of the ReShape Special Meeting, the authority granted in this proposal to implement the Reverse Stock Split will terminate and the Seventh Amendment to effect the Reverse Stock Split will be abandoned. Our Board reserves its right to elect not to proceed and abandon the Reverse Stock Split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our stockholders.

Board Discretion to Implement the Reverse Stock Split

Our Board believes that stockholder approval of a range of Reverse Stock Split ratios (rather than a single exchange ratio) is in the best interests of our stockholders because it provides the Board with the flexibility to achieve the desired results of the Reverse Stock Split and because it is not possible to predict market conditions at the time the Reverse Stock Split would be implemented. If stockholders approve this proposal, the Board would carry out a reverse stock split only upon the Board’s determination that a reverse stock split would be in the best interests of our stockholders at that time. The Board would then set the ratio for the Reverse Stock Split within the range approved by stockholders and in an amount it determines is advisable and in the best interests of the stockholders considering relevant market conditions at the time the Reverse Stock Split is to be implemented. In determining the

Reverse Stock Split ratio, following receipt of stockholder approval, the board of the directors may consider numerous factors including:

●	the historical and projected performance of our common stock;

●	general economic and other related conditions prevailing in our industry and in the marketplace;

●	the projected impact of the Reverse Stock Split ratio on trading liquidity in our common stock and our ability to maintain continued listing on the Nasdaq Capital Market;

●	our capitalization (including the number of shares of common stock issued and outstanding);

●	the then-prevailing trading price for our common stock and the volume level thereof; and

●	the potential devaluation of our market capitalization as a result of the Reverse Stock Split.

Our Board intends to select a reverse stock split ratio that it believes would be most likely to achieve the anticipated benefits of the Reverse Stock Split.

Certain Risks Associated with the Reverse Stock Split

Before voting on this proposal, stockholders should consider the following risks associated with effecting the Reverse Stock Split:

●	Although we expect that the Reverse Stock Split will result in an increase in the market price of our common stock, we cannot assure you that the Reverse Stock Split, if effected, will increase the market price of our common stock in proportion to the reduction in the number of shares of our common stock outstanding or result in a permanent increase in the market price. The effect that the Reverse Stock Split may have upon the market price of our common stock cannot be predicted with any certainty, and the history of similar reverse stock splits for companies in similar circumstances to ours is varied. The market price of our common stock is dependent on many factors, including our business and financial performance, general market conditions, prospects for future growth and other factors detailed from time to time in the reports we file with the SEC. Accordingly, the total market capitalization of our common stock after the proposed Reverse Stock Split may be lower than the total market capitalization before the proposed Reverse Stock Split and, in the future, the market price of our common stock following the Reverse Stock Split may not exceed or remain higher than the market price prior to the proposed Reverse Stock Split.

●	Even if our stockholders approve the Reverse Stock Split and the Reverse Stock Split is effected, there can be no assurance that we will continue to meet the continued listing requirements of the Nasdaq Capital Market.

●	The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

●	Although the Reverse Stock Split will not, by itself, have any immediate dilutive effect on stockholders, the proportion of shares owned by stockholders relative to the number of shares authorized for issuance will decrease because the number of authorized shares of common stock would remain unchanged. As a result, additional authorized shares of common stock would become available for issuance at such times and for such purposes as the Board may deem advisable without further action by stockholders, except as required by applicable law or stock exchange rules. To the extent that additional authorized shares of common stock are issued in the future, such shares could be dilutive to existing stockholders of the Company by decreasing such stockholders’ percentage of equity ownership in the Company. See “-Potential Anti-Takeover Effect” below for more information on potential anti-takeover effects of the Reverse Stock Split.

●	Although our Board believes that the decrease in the number of shares of common stock outstanding as a consequence of the Reverse Stock Split and the anticipated increase in the market price of common stock could encourage interest in our common stock and possibly promote greater liquidity for stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split.

Principle Effects of the Reverse Stock Split

If the Reverse Stock Split is approved and effected with respect to the issued and outstanding common stock, each holder of common stock outstanding immediately prior to the effectiveness of the Reverse Stock Split will own a reduced number of shares of common stock upon effectiveness of the Reverse Stock Split. The Reverse Stock Split would be effected simultaneously for all outstanding shares of common stock at the same exchange ratio. Except for adjustments that may result from the treatment of fractional shares (as described below), the Reverse Stock Split would affect all stockholders uniformly and would not change any stockholder’s percentage ownership interest in the Company. The relative voting rights and other rights and preferences that accompany the shares of common stock will not be affected by the Reverse Stock Split. Shares of common stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable.

The Reverse Stock Split will not affect the number of authorized shares of common stock, which is currently 300,000,000 shares. The Reverse Stock Split will have no effect on the number of authorized shares of preferred stock or the par value of the preferred stock.

Effect on Equity Compensation Plans and Outstanding Equity Awards and Warrants

If the Reverse Stock Split is approved and effected, the total number of shares of common stock reserved for issuance under our 2022 Equity Incentive Plan, if approved by our stockholders, would be reduced in proportion to the ratio selected by our Board. Under the terms of our outstanding equity awards and warrants, the proposed Reverse Stock Split would adjust and proportionately reduce the number of shares of common stock issuable upon exercise or vesting of such awards and warrants in the same ratio of the Reverse Stock Split and, correspondingly, would proportionately increase the exercise or purchase price, if any, of all such awards and warrants. The number of shares of common stock issuable upon exercise or vesting of outstanding equity awards and warrants and the exercise or purchase price related thereto, if any, would be equitably adjusted in accordance with the terms of the plans or agreements governing such awards or warrants.

Potential Anti-Takeover Effect

An additional effect of the Reverse Stock Split would be to increase the relative amount of authorized but unissued shares of common stock, which may, under certain circumstances, be construed as having an anti-takeover effect. Although not designed or intended for such purposes, the effect of the increased available shares might be to make more difficult or to discourage an attempt to take over or otherwise acquire control of the Company (for example, by permitting issuances that would dilute the stock ownership of a person or entity seeking to effect a change in the composition of the Board or contemplating a tender offer or other change in control transaction). In addition, our Certificate of Incorporation and our Bylaws include provisions that may have an anti-takeover effect. These provisions, among things, permit the Board to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders, provide that special meetings of stockholders may only be called by our Board and some of our officers, and do not provide for cumulative voting rights, which could make it more difficult for stockholders to effect certain corporate actions and may delay or discourage a change in control.

Except as contemplated by the Merger and the Asset Sale, our Board is not presently aware of any attempt, or contemplated attempt, to acquire control of the Company and the Reverse Stock Split Proposal is not part of any plan by our Board to recommend or implement a series of anti-takeover measures.

Accounting Matters

The Reverse Stock Split will not affect the par value per share of common stock, which will remain unchanged at $0.001 per share. The stockholders’ equity, in the aggregate, will remain unchanged. At the effective time of the Reverse Stock Split, the stockholders’ equity will reflect the following: (i) the stated capital on our balance sheet attributable to the common stock, which consists of the par value per share of the common stock multiplied by the aggregate number of shares of the common stock issued and outstanding, will be reduced in proportion to the ratio of the Reverse Stock Split; and (ii) correspondingly, the additional paid-in capital account, which consists of the difference between the stated capital and the aggregate amount paid upon issuance of all currently outstanding shares of common stock, will be credited with the amount by which the stated capital is reduced. After the Reverse Stock Split, net income or loss per share and the other per share amounts will be increased because there will be fewer shares of our common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Reverse Stock Split would be recast to give retroactive effect to the Reverse Stock Split. Additional adjustments will be made to these accounts as a result of any rounding to avoid the existence of fractional shares.

Mechanics of the Reverse Stock Split

Effect on Registered “Book-Entry” Holders of Common Stock

Holders of common stock may hold some or all of their common stock electronically in book-entry form (“street name”) under the direct registration system for securities. These stockholders will not have stock certificates evidencing their ownership. They are, however, provided with a statement reflecting the number of shares of common stock registered in their accounts. If you hold registered common stock in book-entry form, you do not need to take any action to receive your post-split shares, if applicable.

Fractional Shares

Our stockholders will not receive fractional post-Reverse Stock Split shares in connection with the Reverse Stock Split. Instead, any fractional shares that would otherwise be issuable as a result of the Reverse Stock Split will be rounded up to the nearest whole share.

No Dissenters’ or Appraisal Rights

Under the Delaware General Corporation Law, our stockholders are not entitled to any dissenters’ or appraisal rights with respect to the Reverse Stock Split, and we will not independently provide stockholders with any such right.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the Reverse Stock Split to stockholders that hold our common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. Changes in these authorities or their interpretation may result in the U.S. federal income tax consequences of the Reverse Stock Split differing substantially from the consequences summarized below.

This summary is for general information purposes only and does not address all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances or to stockholders that may be subject to special tax rules, including, without limitation: (i) persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in the Code); (ii) banks, insurance companies, or other financial institutions; (iii) tax-exempt organizations; (iv) dealers in securities or commodities; (v) regulated investment companies or real estate investment trusts; (vi) S corporations and partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes and their partners or members); (vii) traders in securities that elect to use the mark-to-market method of accounting; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons holding our common stock in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; (x) persons who acquired our common stock in connection with employment or the performance of services; (xii) retirement plans; (xiii) persons who are treated as non-U.S. persons for U.S. federal income tax purposes; or (xiv) certain former citizens or long-term residents of the United States.

In addition, this summary of certain U.S. federal income tax consequences does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or any U.S. federal tax consequences other than U.S. federal income taxation (such as U.S. federal estate and gift tax consequences). This discussion also does not address the impact of the alternative minimum tax and the Medicare contribution tax on net investment income. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners therein should consult their tax advisors regarding the tax consequences to them of the Reverse Stock Split.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service, or the IRS, regarding the U.S. federal income tax consequences of the Reverse Stock Split and there can be no assurance that the IRS will not challenge the statements and conclusions set forth below or that a court would not sustain any such challenge.

EACH STOCKHOLDER SHOULD CONSULT ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO SUCH STOCKHOLDER.

Taxation of Stockholders

The Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a recapitalization, a stockholder should not recognize gain or loss as a result of the Reverse Stock Split. A stockholder’s aggregate tax basis in the shares of the common stock received pursuant to the Reverse Stock Split should equal the stockholder’s aggregate tax basis in the shares of the common stock surrendered, and such stockholder’s holding period in the shares of the common stock received should include the holding period of the shares of the common stock surrendered. Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of shares of common stock surrendered pursuant to the Reverse Stock Split to shares of common stock received pursuant to the Reverse Stock Split. Stockholders holding shares of common stock that were acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Recommendation of the ReShape Board. The ReShape Board unanimously recommends that ReShape stockholders vote “FOR” the ReShape Reverse Stock Split Proposal.

ReShape Proposal 5: The ReShape Golden Parachute Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, ReShape is seeking a non-binding advisory stockholder approval of the compensation of ReShape’s President and Chief Executive Officer that is based on or otherwise relates to the Merger and Asset Sale, as disclosed in “The Merger — Interests of ReShape’s Directors and Executive Officers in the Merger” beginning on page [•]. The ReShape Golden Parachute Compensation Proposal gives ReShape stockholders the opportunity to express their views on the compensation ReShape’s President and Chief Executive Officer would receive in connection with the Merger and Asset Sale.

Accordingly, ReShape is asking its stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that ReShape stockholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to ReShape’s President and Chief Executive Officer in connection with the Merger and Asset Sale, as disclosed pursuant to Item 402(t) of Regulation S-K under “The Merger — Interests of ReShape’s Directors and Executive Officers in the Merger” of the proxy/information statement-prospectus (which disclosure includes the compensation table and related narrative compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

Consequences if the ReShape Golden Parachute Compensation Proposal is Not Approved. The vote on the advisory ReShape Golden Parachute Compensation Proposal is a vote separate and apart from the vote to approve the ReShape Share Issuance Proposal and the ReShape Asset Sale Proposal. Accordingly, ReShape stockholders of record may vote to approve the ReShape Share Issuance Proposal and ReShape Asset Sale Proposal and vote not to approve the ReShape Golden Parachute Compensation Proposal, and vice versa. If the Merger and Asset Sale are completed, the Merger and Asset Sale-related compensation may be paid to ReShape’s President and Chief Executive Officer to the extent payable in accordance with the terms of the relevant compensation agreements and arrangements, even if ReShape stockholders fail to approve the advisory vote regarding merger-related compensation.

Vote Required for Approval. The affirmative vote of a majority of votes cast affirmatively or negatively thereon at the ReShape Special Meeting is required to approve the ReShape Golden Parachute Compensation Proposal. If you abstain from voting, fail to cast your vote, virtually or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the ReShape Golden Parachute Compensation Proposal.

Recommendation of the ReShape Board. The ReShape Board unanimously recommends that ReShape stockholders vote “FOR” the ReShape Golden Parachute Compensation Proposal.

ReShape Proposal 6: The ReShape Adjournment Proposal

ReShape stockholders are asked to approve adjournments of the ReShape Special Meeting from time to time, if necessary or appropriate, to solicit additional affirmative votes in favor of the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal,

the ReShape Charter Amendment Proposal and the ReShape Reverse Stock Split Proposal if there are insufficient votes at the time of such adjournment to approve the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal, the ReShape Charter Amendment Proposal and the ReShape Reverse Stock Split Proposal. Consummation of the Merger is not conditioned on the approval of this ReShape Adjournment Proposal.

If the ReShape stockholders approve this ReShape Adjournment Proposal, ReShape could adjourn or postpone the ReShape Special Meeting, and any adjourned or postponed session of the ReShape Special Meeting, and use the additional time to solicit additional proxies for the approval of the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal, the ReShape Charter Amendment Proposal and the ReShape Reverse Stock Split Proposal.

If, at the ReShape Special Meeting, the number of ReShape Shares present or represented and voting in favor of the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal, the ReShape Charter Amendment Proposal or the ReShape Reverse Stock Split Proposal is insufficient to approve such proposals, ReShape may move to adjourn the ReShape Special Meeting in order to enable the ReShape Board to solicit additional proxies for approval of the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal, the ReShape Charter Amendment Proposal and the ReShape Reverse Stock Split Proposal. In that event, the ReShape stockholders will be asked to vote only upon the ReShape Adjournment Proposal, and not the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal, the ReShape Charter Amendment Proposal or the ReShape Reverse Stock Split Proposal. Additionally, pursuant to the ReShape bylaws, the Chair of the meeting may adjourn the meeting without the approval of the ReShape stockholders. Approval of the ReShape Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively thereon at the ReShape Special Meeting. If you abstain from voting, fail to cast your vote, virtually or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the ReShape Adjournment Proposal.

The ReShape Adjournment Proposal relates only to adjournments of the ReShape Special Meeting occurring for purposes of soliciting additional proxies for approval of the ReShape Share Issuance Proposal, the ReShape Asset Sale Proposal, the ReShape Charter Amendment Proposal and the ReShape Reverse Stock Split Proposal in the event that there are insufficient votes to approve that proposal. ReShape retains full authority to the extent set forth in the ReShape bylaws and Delaware law (subject to the terms of the Merger Agreement) to adjourn the ReShape Special Meeting for any other purpose, or to postpone the ReShape Special Meeting before it is convened, without the consent of any ReShape stockholders.

The ReShape Board unanimously recommends that ReShape stockholders vote “FOR” the ReShape Adjournment Proposal.

THE VYOME STOCKHOLDER CONSENT FOR THE MERGER

Vyome has obtained stockholder approval of the merger and adoption of the merger agreement. Under applicable Delaware General Corporation Law, or the DGCL, and Vyome’s certificate of incorporation, no further vote or consent of any other stockholder of Vyome is necessary to approve the merger and adopt the merger agreement.

By way of a unanimous consent of the board of directors of Vyome dated July 2, 2024, the Vyome board of directors approved and adopted the Merger and the Merger Agreement and determined that the Merger and the Merger Agreement are in the best interests of Vyome and its stockholders. Vyome’s board of directors also recommended that the stockholders of Vyome authorize, adopt and approve the merger and merger agreement. Pursuant to Vyome’s certificate of incorporation and applicable law, the holders of Vyome common stock are entitled to one vote per share on all matters voted upon by Vyome stockholders. On or before July 24, 2024, stockholders representing in excess of the requisite number of shares of Vyome voting capital stock required under Delaware law to approve the Merger, executed and delivered written consents approving the Merger and adopting the Merger Agreement. As of that date, Vyome had outstanding 1,893,120_shares of common stock, 1,078,560 shares of Series Seed Preferred Stock, 2,592,080 shares of Series A Preferred Stock, 965,200 shares of Series B Preferred Stock, 1,480,560 shares of Series B-1 Preferred Stock, 4,432,880 shares of Series C Preferred Stock, 530,040 shares of Series C-1 Preferred Stock and 4,112,481 shares of Series D Preferred Stock, which vote together and represents the right to 17,084,921 votes. . As of the date of execution, the holders executing the written consent represented approximately 70.75% of the outstanding Vyome voting capital stock outstanding.

As a result, in accordance with the DGCL and Vyome’s certificate of incorporation, the Merger and the Merger Agreement were approved and adopted by the requisite holders of the outstanding shares of capital stock of Vyome entitled to vote on this matter.

Notice Under Section 228 of the DGCL

This information statement/prospectus serves as notice to Vyome stockholders pursuant to Section 228(e) of the DGCL of the approval of the Merger and the Merger Agreement by less than unanimous consent of stockholders.

THE MERGER

The following is a description of certain material aspects of the Merger. This description may not contain all of the information that may be important to you. The discussion of the Merger in this proxy/information statement-prospectus is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy/information statement-prospectus as Annex A. We encourage you to read carefully this entire proxy/information statement-prospectus, including the annexes and exhibits to, and the documents incorporated by reference in, this proxy/information statement-prospectus and the exhibits to the registration statement to which this proxy/information statement-prospectus relates, for a more complete understanding of the Merger and the documents incorporated by reference. This section is not intended to provide you with any factual information about ReShape or Vyome. Such information can be found elsewhere in this proxy/information statement-prospectus and in the public filings ReShape and Vyome make with the SEC, as described in “Where You Can Find More Information” beginning on page [•], of this proxy/information statement-prospectus.

Background of the Merger

The ReShape Board, together with members of its management team, regularly reviews and assesses the performance, future growth prospects, business plan and overall strategic direction of ReShape, and considers a variety of strategic alternatives that may be available to ReShape, including continuing to pursue its strategy as a standalone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of maximizing stockholder value.

On September 20, 2023, ReShape entered into a buy-side M&A advisory agreement with Maxim, pursuant to which Maxim was engaged to identify and evaluate potential business acquisition opportunities. The ReShape Board’s decision to engage Maxim as its financial advisor was based on Maxim’s experience and expertise as a financial advisor in a wide variety of transactions, including transactions in the life sciences industry, and its familiarity with ReShape’s business. In connection with such a review by ReShape and at the direction of the ReShape Board, Maxim launched an outreach process in September and October 2023 to review potential buy-side acquisition opportunities for ReShape.

On October 30, 2023, the ReShape Board held a meeting at which it discussed a cash preservation plan presented by Mr. Hickey, which included a reduction in force and other expense reduction measures, in an effort to preserve cash, which was partly in reaction to sales headwinds from the popularity of GLP-1 weight loss drugs. On November 8, 2023, ReShape issued a press release reporting its third quarter of 2023 financial results and its 2024 cost reduction plan, which was designed to achieve cost cuts totaling approximately $8.0 million, representing over 40% reduction in operating expenses for 2024.

On November 14, 2023, the ReShape Board met to review the current state of the business and to review M&A activity and progress. At that point, the buy-side process had not yielded a viable buy-side acquisition transaction for ReShape. As a result, Mr. Hickey presented additional cash preservation measures that the Company could evaluate, including further reductions in employee hours or headcount. In addition to supporting the additional cost-cutting measures, the ReShape Board determined to focus its efforts on potential strategic partners for an all-stock merger.

In order to increase the public visibility of ReShape’s M&A initiative, on December 20, 2023, ReShape issued a press release announcing that it had engaged Maxim to act as ReShape’s exclusive financial advisor to identify potential strategic merger and acquisition partnership alternatives. Also on December 20, 2023, ReShape entered into a mutual confidentiality agreement with Vyome. Neither this agreement nor any other ReShape non-disclosure agreement entered into with potential strategic partners imposed a standstill limitation on the relevant counterparty.

On January 7, 2024, the Vyome Board held a meeting to review and discuss the proposed terms for a potential merger with ReShape, including the ownership split post the potential merger and the potential financing options available with regard to the operations of the combined company.

On January 23, 2024, Vyome submitted a summary of proposed terms for a potential merger with ReShape, including a proposed ownership split with 11.1% pro forma ownership by ReShape stockholders in a combined company and plans for financing the future operations of the combined company after the transaction was consummated.

On January 25, 2024, ReShape management met with Maxim to review Vyome’s summary of proposed terms.

On January 30, 2024, ReShape and Maxim met with Vyome management to discuss the summary of proposed terms. At that meeting, Vyome management presented an overview of Vyome’s business.

Between January 30, 2024 and February 8, 2024, ReShape and Maxim continued to review and analyze Vyome’s summary of proposed terms.

On February 9, 2024, the ReShape Board held a meeting to review and discuss Vyome’s summary of proposed terms. At that meeting, Maxim updated the Board on the status of Maxim’s efforts to identify strategic partners. As part of the outreach by Maxim at the direction of the ReShape Board, 190 parties were contacted, of which 21 participated in meetings with Maxim, six participated in meetings with ReShape management and only one, Vyome, ultimately submitted an indication of interest for a merger with ReShape. Following a review of the Vyome summary of proposed terms, the ReShape Board determined that there was sufficient potential for enhanced stockholder value from a combination with Vyome to submit a counterproposal to Vyome. After discussion with ReShape management and its advisors, taking into account (i) ReShape’s financial condition and prospects, including ReShape’s limited cash runway, and the uncertainty regarding its ability to raise additional capital on reasonable terms, (ii) the financial terms of Vyome’s offer, (iii) the potential for Vyome to create future stockholder value, the ReShape Board determined that it was in the best interest of ReShape stockholders to pursue a transaction with Vyome and authorized ReShape management to sign the summary of proposed terms on substantially the terms presented by Vyome. Later that day, Maxim submitted a revised summary of proposed terms to Vyome, which, among other changes, would permit ReShape to sell substantially all of the assets of ReShape to a third-party, so long as such sale would not prevent the combined company in the Merger from satisfying the Nasdaq listing requirements at the closing of the Merger.

On February 13, 2024, Vyome submitted a revised summary of proposed terms to ReShape, with limited changes related to the post-closing board of directors.

On February 14, 2024, ReShape submitted a revised summary of proposed terms to Vyome, with limited changes related to the proposed lock-up agreements.

On February 15, 2024, after the exchange of emails among board members, Vyome submitted a revised summary of proposed terms to ReShape, which included a requirement that ReShape have net cash of at least $1.5 million if the closing of the merger occurred by July 1, 2024. Vyome included a version of the summary of proposed terms that was signed by Vyome.

On February 16, 2024, ReShape returned a signed version of the summary of proposed terms to Vyome. The summary of proposed terms included a customary exclusivity provision, but permitted ReShape to pursue the sale of substantially all of its assets to a third party.

Following February 16, 2024, ReShape and Maxim continued to pursue any parties that may be interested in acquiring ReShape’s assets. Given the existing exclusive license agreement between ReShape and Biorad for ReShape’s Obalon® Gastric Balloon System, ReShape, with the assistance of Maxim, engaged in discussions with Biorad to determine if Biorad would be interested in acquiring substantially all of ReShape’s assets.

On February 20, 2024, representatives of management of ReShape, Vyome, Maxim, Chardan Capital Markets, LLC (“Chardan”), financial advisor to Vyome, Fox Rothschild LLP (“Fox”), outside counsel to ReShape, and Sichenzia Ross Ference Carmel LLP (“SRFC”), outside counsel to Vyome, held a conference call to discuss deal process and initial due diligence.

On February 28, 2024, representatives of Maxim provided an initial draft of the Merger Agreement to representatives of Chardan, which reflected the terms and conditions set forth in the summary of proposed terms between the parties.

On March 2, 2024, Biorad submitted a non-binding letter of intent for the purchase of substantially all of ReShape’s assets for a cash purchase price of $5.25 million.

On March 5, 2024, the ReShape Board held a meeting at which it reviewed and discussed the status of the proposed merger with Vyome, and the draft letter of intent submitted by Biorad for the purchase of substantially all of ReShape’s assets. In connection with its review of the strategic alternatives, the Board reviewed, discussed and considered a number of factors, including the alternatives of pursuing the transactions or continuing to operate ReShape on a standalone basis, and associated risks and benefits of each, such as the potential for current ReShape stockholders to participate in the future growth of the combined company in the merger, the proposed terms and conditions of the transactions, the likelihood of completing the transactions (including obtaining the required stockholder approvals), the financial position (including projected cash burn and ability to achieve profitability) of ReShape and the ability to obtain financing to fund its continued operations on a standalone basis, the risk that ReShape could be delisted from Nasdaq if it does not regain compliance with the $1.00 bid price requirement or fails to comply with other Nasdaq requirements in the future, the willingness of ReShape’s series C preferred stockholders to reduce their $26.2 million liquidation preference in order to permit ReShape’s common stockholders to recognize value from the proposed transactions, the transaction expenses related to pursuing and completing the transactions, and various other potential benefits and positive factors and potential risks and negative factors of pursuing the transactions compared to continuing the operate ReShape on a standalone basis. Fox also presented an overview of the Board’s fiduciary duties in connection with its evaluation of the strategic transactions and certain related matters. Following a discussion, the Board authorized ReShape to propose a counteroffer to Biorad’s letter of intent that would increase the purchase price to $6.25 million, but authorized ReShape to execute a letter of intent with a purchase price no less than $5.25 million.

From early March until early July 2024, Vyome and Chardan held meetings with potential investors in the Concurrent Financing, exchanged e-mails regarding the proposed terms of the Concurrent Financing and the proposed merger, and received feedback from such parties.

On March 6, 2024, ReShape submitted a revised letter of intent to Biorad that proposed a purchase price of $6.25 million.

On March 15, 2023, Vyome and ReShape executed an amendment to the letter of intent in relation to the Merger to extend the exclusivity period to thirty days from the date the letter of intent was originally signed.

On March 16, 2024, Biorad submitted a revised letter of intent to ReShape that proposed a purchase price of $5.25 million, as set forth in the initial draft letter of intent.

On March 18, 2024, ReShape submitted a signed letter of intent to Biorad, which Biorad countersigned on March 20, 2024.

On March 21, 2024, representatives of SRFC sent a revised draft of the Merger Agreement to representatives of Fox and discussed their revisions in the days that followed.

Following March 21, 2024, the parties continued to negotiate the terms and conditions of the Merger Agreement and related transaction documents.

On March 24, 2024, ReShape submitted an initial draft of the Asset Purchase Agreement to Biorad.

The ReShape Board held regular meetings at which it was updated on the status of the negotiations of the Merger Agreement and Asset Purchase Agreement, which meetings were held on March 13, March 20, March 27, April 3, April 10, April 18, April 25, May 2, May 9, May 16, May 23 and May 30, 2024.

On May 1, 2024, Vyome and ReShape executed another amendment to the letter of intent for the Merger to extend the exclusivity period through 11:59 p.m. Eastern Time on June 1, 2024.

On May 10, 2024, Biorad submitted a revised draft of the Asset Purchase Agreement to ReShape. After that date, the parties continued to discuss the terms and conditions of the Asset Purchase Agreement and exchange drafts, with the parties ultimately agreeing to reduce the purchase price to $5.16 million to account for aged accounts payable of ReShape that would be assumed by Biorad.

On June 4, 2024, the ReShape Board held a meeting at which representatives of Fox and ReShape management were present. ReShape management updated the ReShape Board on the status of the deal negotiations and its continued due diligence review of Vyome. Fox again described the ReShape Board’s fiduciary duties and the key provisions of the Merger Agreement, Asset Purchase Agreement and ancillary documents. A lengthy discussion followed and the ReShape Board asked questions regarding the proposed transactions.

On June 5, 2024, Vyome and ReShape executed another amendment to the letter of intent for the Merger to extend the exclusivity period through 11:59 p.m. Eastern Time on June 19, 2024.

On June 11, 2024, the ReShape Board held a meeting at which it discussed a number of issues related to the proposed Merger Agreement. After reviewing the specific issues, the Board also had a lengthy discussion regarding various strategic alternatives available to ReShape and the benefits of each, including continuing to pursue the Merger Agreement and Asset Purchase Agreement on the terms currently being proposed, proposing alternative terms for such transactions, and continuing as a standalone company for the near term and seeking additional financing to fund ReShape’s operations. The Board also discussed various risks related to each alternative, including the risk of not obtaining the required stockholder approval in connection with the Merger Agreement and Asset Purchase Agreement, the risk of obtaining financing and the terms thereof if ReShape does not pursue such transactions and the related risk of further diluting existing stockholders in connection with any such financing, and the uncertainty regarding the value, if any, from a tax perspective of ReShape’s net operating losses and the significant cost of determining the same. After the discussion, the Board requested that Mr. Hickey gather additional information and present a detailed analysis of various alternatives for the Board to review and discuss at its next meeting.

On June 13, 2024, the ReShape Board held a meeting, the primary purpose of which was to follow-up on the Board’s strategic discussion at its June 11 meeting and to review additional information provided by Mr. Hickey with respect to each such alternative. Specifically, the Board reviewed alternatives related to continuing to pursue the Merger Agreement and Asset Purchase Agreement on the currently proposed or revised terms, including with respect to the terms applicable to ReShape’s series C preferred stockholders in connection with such transactions, or remaining as a standalone company. The Board discussed potential benefits and risks of each, including the risk of not obtaining the required stockholder approval of the Merger Agreement or Asset Purchase Agreement, and potential options to mitigate such risk, and the risks related to financing the Company on a standalone basis, including the ability to obtain financing on acceptable terms and the related dilution to existing stockholders, and the long-term prospects of ReShape in the weight loss industry in light of the current popularity of GLP-1s and other related potential benefits and risks.

On June 17, 2024, the ReShape Board held a meeting, the primary purpose of which was to follow-up on the Board’s strategic discussions at its June 11 and June 13 meetings and to review additional information provided by Mr. Hickey with respect to each such alternative. After a review of each of the strategic alternatives, including a discussion regarding ReShape’s projected cash position relative to the minimum net cash required as a condition to closing the Merger, the Board directed Mr. Hickey to continue to pursue the Merger Agreement and Asset Purchase Agreement on the terms and conditions currently being discussed among the parties.

On July 1, 2024, the ReShape Board held a telephonic meeting at which members of ReShape management, Maxim, and Fox participated. During the meeting, a representative of Maxim reviewed with the ReShape Board its financial analysis of the proposed transaction. Following discussion, Maxim provided an oral opinion (which was subsequently confirmed in writing as of July 1, 2024) that, as of the date of the Maxim Opinion and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to ReShape. The full text of the Maxim Opinion sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Maxim in connection with the Maxim. The Maxim Opinion is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. For a more complete discussion of the Maxim Opinion, see the section entitled “— Opinion of ReShape’s Financial Advisor — Maxim Group, LLC” beginning on page [•] of this proxy/information statement-prospectus. Fox described the ReShape Board’s fiduciary duties and the key provisions of the Merger Agreement, Asset Purchase Agreement and ancillary documents, focusing on the changes since the ReShape Board meeting on June 4, 2024. The ReShape Board asked questions and discussed the Merger Agreement, Asset Purchase Agreement and related matters. After discussion in which the ReShape Board considered the factors discussed further in “— ReShape’s Reasons for the Merger; Recommendation of the ReShape Board” beginning on page [•] of this proxy/information statement-prospectus, the members of the ReShape Board unanimously approved the Merger Agreement, the Asset Purchase Agreement and the transactions contemplated by the Merger Agreement and Asset Purchase Agreement. The ReShape Board also deemed it advisable, and in the best interests of ReShape and its stockholders, to consummate the Merger, the Asset Purchase Agreement and the other transactions contemplated by the Merger Agreement and Asset Purchase Agreement, on the terms and subject to the conditions set forth in the Merger Agreement and Asset Purchase Agreement, and to recommend that ReShape stockholders vote to approve the issuance of ReShape Shares in connection with the Merger, the Asset Sale and the other ReShape proposals related thereto.

After July 1, 2024, Vyome continued to finalize the Concurrent Financing and, given the upcoming July 4 holiday, ReShape and Vyome determined that it would be in their respective best interest to execute and announce the Merger Agreement after the holiday.

On the evening of July 8, 2024, ReShape and Vyome executed the Merger Agreement and ReShape and Biorad executed the Asset Purchase Agreement. ReShape and certain Vyome stockholders, which together owned approximately 52% of the outstanding Vyome Shares as of the date of the Merger Agreement entered into the voting agreements.

Throughout mid-March through early July, the parties and their respective advisors, including Maxim, Chardan, Fox Rothschild and SRFC attended conference calls to discuss the status of negotiations regarding the Merger, the Asset Sale and related timeline to execution of the Merger Agreement.

Before the opening of Nasdaq trading on July 9, 2024, ReShape and Vyome issued a joint press release announcing their entry into the Merger Agreement and ReShape and Biorad’s entry into the Asset Purchase Agreement. Later on July 9, 2024, Vyome issued a press release regarding the transaction.

ReShape’s Reasons for the Merger; Recommendation of the ReShape Board

After consideration the ReShape Board, by a unanimous vote of all directors at its meeting on July 1, 2024, approved the Merger Agreement, the Merger, the Asset Purchase Agreement, the Asset Sale and the other transactions contemplated thereby, including the ReShape share issuance in connection with the Merger.

FOR THE REASONS SET FORTH BELOW, THE RESHAPE BOARD UNANIMOUSLY DECLARED THAT THE MERGER AGREEMENT, THE MERGER, THE ASSET PURCHASE AGREEMENT, THE ASSET SALE AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE ASSET PURCHASE AGREEMENT, INCLUDING THE RESHAPE SHARE ISSUANCE IN CONNECTION WITH THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF RESHAPE AND ITS STOCKHOLDERS AND UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER, THE ASSET PURCHASE AGREEMENT, THE ASSET SALE AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE ASSET PURCHASE AGREEMENT, INCLUDING THE RESHAPE SHARE ISSUANCE. THE RESHAPE BOARD UNANIMOUSLY RECOMMENDS TO RESHAPE’S STOCKHOLDERS THAT THEY VOTE “FOR” THE RESHAPE SHARE ISSUANCE PROPOSAL, “FOR” THE RESHAPE ASSET SALE PROPOSAL, “FOR” THE RESHAPE CHARTER AMENDMENT PROPOSAL, “FOR” THE RESHAPE GOLDEN PARACHUTE COMPENSATION PROPOSAL AND “FOR” THE RESHAPE ADJOURNMENT PROPOSAL.

In the course of evaluating the Merger Agreement and the transactions contemplated thereby, including the ReShape share issuance, the ReShape Board held numerous meetings and consulted with ReShape management and ReShape’s legal and financial advisors and considered a number of factors in reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated thereby, including the ReShape share issuance, which included the following (not in order of relative importance):

●	Consideration of Alternatives. The ReShape Board had run a formal process to evaluate strategic alternatives for the Company in 2023 and 2024 and considered alternatives to the Merger and determined that entering into the Merger Agreement and Asset Purchase Agreement was more favorable to ReShape stockholders than other alternatives available to ReShape, including:
●	continued operation of ReShape on a standalone basis, and the ReShape Board’s evaluation of the significant risks of continuing to operating ReShape as an independent company given its business and financial prospects;
●	liquidating ReShape, due to the risks and delays associated with, and uncertain value and costs to ReShape stockholders of, liquidation, including the absence of any proceeds anticipated from any such liquidation, the uncertainties of continuing cash burn while contingent liabilities are resolved, uncertainty of timing of release of cash, if any, until contingent liabilities are resolved, and the risks associated with being a shell company prior to cash distribution, including the risks associated with delisting; and
●	the process undertaken in connection with the pursuit of potential alternative strategic partners;
●	Participation in Potential Appreciation. After giving effect to the Merger, ReShape stockholders will own approximately 11.1% of the Combined Company (subject to adjustment as described in this proxy/information statement-prospectus), and as a result, ReShape stockholders would participate in the potential future growth of the Combined Company after the consummation of the Merger;
●	Ability to Obtain Value for ReShape’s Assets. Because Vyome is not interested in operating ReShape’s business, ReShape was able to find a buyer for its assets, and the cash purchase price under the Asset Purchase Agreement will both count toward the minimum net cash requirement set forth in the Merger Agreement and will be factored into the Exchange Ratio determining the ownership percentage of the Combined Company to be owned by ReShape stockholders;

●	Voting Agreements. Vyome stockholders which together owned approximately 52% of the outstanding Vyome Shares as of the date of the Merger Agreement, agreed to support the transaction by entering into voting agreements;
●	Financial Analyses of Maxim; Receipt of Fairness Opinion. The financial analyses of Maxim and its oral opinion (which was subsequently confirmed in its written opinion, dated July 1, 2024) to the ReShape Board to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications, set forth in its written opinion, the Exchange Ratio was fair, from a financial point of view, to ReShape. The full text of the opinion of Maxim, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Maxim in connection with its opinion is attached as Annex C to this proxy/information statement-prospectus and is incorporated herein by reference, as more fully described under the section entitled “The Merger—Opinion of ReShape’s Financial Advisor – Maxim Group LLC” beginning on page [•] of this proxy/information statement-prospectus;
●	Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including:
●	Reduction of Series C Liquidation Preference. That, in order to facilitate the transactions contemplated by the Merger Agreement, the holders of ReShape’s outstanding series C preferred stock agreed, subject to and contingent upon the completion of the merger and the asset sale, reduce the liquidation preference of the series C preferred stock from $26.2 million to the greater of (i) $1.0 million, (ii) 20% of the purchase price paid for the asset sale, and (iii) the excess of ReShape’s actual net cash at the effective time of the merger over the minimum net cash required as a condition to the closing of the merger as set forth in the merger agreement.
●	Reciprocity. The review by the ReShape Board, in consultation with ReShape’s advisors, of the structure of the Merger and the terms and conditions of the Merger Agreement, including certain reciprocal provisions that may have the effect of discouraging alternative acquisition proposals involving ReShape or Vyome and their ability to terminate the Merger Agreement;
●	Conditions to Consummation of the Merger. The limited number and nature of the conditions to the parties’ obligations to complete the Merger and the belief of the ReShape Board of the likelihood of satisfying such conditions;
●	Right to Withdraw Recommendation to ReShape Stockholders. In certain circumstances, the ReShape Board has the right under the Merger Agreement to withdraw its recommendation to ReShape stockholders that they approve the ReShape Share Issuance Proposal;
●	Opportunity to Vote. ReShape stockholders will have an opportunity to vote on the issuance of the ReShape Shares in connection with the Merger and the sale of substantially all of ReShape’s assets in connection with the Asset Sale;
●	Termination Fee. The obligation of Vyome to pay a $1.0 million termination fee if the Merger Agreement is terminated in certain circumstances, as summarized under “The Merger Agreement—Termination Fee” beginning on page [•] of this proxy/information statement-prospectus; and
●	Likelihood of Completing the Merger. The likelihood of completing the Merger and the other transactions contemplated by the Merger Agreement on the anticipated schedule.

The ReShape Board also considered various risks and other potentially negative factors concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the ReShape share issuance, which included the following factors:

●	the fact that future results of operations are necessarily estimates based on assumptions;
●	the possibility that the Merger might not be completed, or that completion might be unduly delayed, including as a result of ReShape’s or Vyome’s stockholders failing to grant the requisite approvals to consummate the Merger or the failure to obtain approval of the Nasdaq Filings, and the potential negative impact that may have on ReShape’s business and stockholders;

●	the risk to ReShape’s business, operations and financial results in the event that the Merger is not consummated, including the diminution of ReShape’s cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;
●	the substantial costs to be incurred in connection with the Merger, including the cash and other costs of integrating the businesses of ReShape and Vyome, as well as the transaction expenses arising from the Merger;
●	the terms of the Merger Agreement, including generally reciprocal covenants relating to (i) the two companies’ conduct of their respective businesses during the period between the signing of the Merger Agreement and the completion of the Merger, and (ii) the restrictions on the two companies’ ability to solicit alternative transaction proposals;
●	the fact that, in certain circumstances, the ReShape Board has the right under the Merger Agreement to withdraw its recommendation to ReShape stockholders that they approve the issuance of ReShape Shares in connection with the Merger;
●	the likely detrimental effect on ReShape’s cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger not be completed;
●	the possibility of disruptive stockholder litigation following announcement of the Merger;
●	the strategic direction of the Combined Company following the completion of the Merger, which will focus on Vyome’s business of advancing the development of its immuno-inflammatory assets and on identifying additional opportunities between the world-class Indian innovation corridor and the U.S. market and will be determined by a board of directors and management comprised of directors and officers designated by Vyome, except for one director designated by ReShape; and
●	various other risks associated with the combined organization and the Merger, including those described in the section entitled “Risk Factors”, the matters described under “Cautionary Statement Regarding Forward-Looking Statements” and the matters described under “Certain ReShape Management Prospective Financial Information” beginning on pages [•] of this proxy/information statement-prospectus.

The above discussion of the factors considered by the ReShape Board is not intended to be exhaustive, but does set forth material factors considered by the ReShape Board. In light of the wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Merger and the other transactions contemplated thereby, including the ReShape share issuance, and the complexity of these matters, the ReShape Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors, and individual directors may have held varied views of the relative importance of the factors considered. The ReShape Board viewed its position and recommendation as being based on an overall review of the totality of the information available to it and considered these factors in the aggregate to be favorable to, and to support, its determination regarding the Merger and the other transactions contemplated by the Merger Agreement, including and the ReShape share issuance.

This explanation of ReShape’s reasons for the Merger and the other transactions contemplated by the Merger Agreement, including the ReShape share issuance, and other information presented in this section is forward-looking in nature and should be read in light of the section of this proxy/information statement-prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [•] of this proxy/information statement-prospectus.

Vyome’s Reasons for the Merger

The following discussion sets forth material factors considered by the Vyome Board in reaching its determination to approve the terms and authorize the execution of the Merger Agreement for the purpose of implementing the Merger; however, it may not include all of the factors considered by the Vyome Board. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Vyome Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Vyome Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors on the Vyome Board may have given different weight to different factors.

In the course of reaching its decision to approve the Merger, the Vyome Board had multiple calls among themselves, had weekly project meetings, consulted advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

●	Vyome’s need for capital to support the development of Vyome Assets and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

●	the expectation that the Merger would be a more time-and cost-effective means to access capital than other options considered;

●	the potential to provide its current shareholders with greater liquidity by owning stock in a public company listed on Nasdaq;

●	Vyome Board’s belief that no alternatives to the Merger were reasonably likely to create greater value for Vyome stockholders, after reviewing the various financing and other strategic options to enhance shareholder value that were considered by the Vyome Board, including continuing to operate as an independent company;

●	the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the Combined Company, including the impact of the Concurrent Financing and if consummated, the ReShape Asset Sale, and the expected cash resources of the Combined Company (including the ability to support the Combined Company’s current and planned operations);

●	the fact that shares of ReShape common stock issued to Vyome stockholders will be registered pursuant to a registration statement on Form S-4 by ReShape and will become freely tradable, subject to applicable lock-up provisions to be contained in individual lock-up agreements, by Vyome stockholders who are not affiliates of Vyome;

●	the likelihood that the Merger will be consummated on a timely basis and the viable strategic alternatives for Vyome if the Merger does not occur (including, among other things, Vyome’s financial prospects and access to the capital needed to continue successful operations);

●	the terms and conditions of the Merger and the Merger Agreement, including, without limitation, the following:

●	the determination that the anticipated Exchange Ratio and expected relative percentage ownership of (i) Vyome stockholders, Vyome Option holders and Vyome Convertible Note holders, Vyome Warrant holders and (ii) ReShape stockholders, ReShape Option holders, ReShape Warrant holders, Reshape RSU holders whose shares of ReShape common stock will remain outstanding after the Merger in the Combined Company is appropriate based, in the judgment of Vyome’s board of directors, on Vyome’s board of director’s assessment of the approximate valuations of ReShape and Vyome;

●	the limited number and nature of the conditions of the obligations of Reshape to consummate the Merger;

●	the rights of ReShape under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should ReShape receive a superior proposal;

●	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to close the Merger, were reasonable in light of the entire transaction;

●	the conclusion of the Vyome Board that (i) the potential termination fees of $1,000,000, (ii) the circumstances when such fees may be payable, and (iii) the potential effects of such Termination Fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Vyome stockholders, were reasonable and in the best interests of Vyome stockholders;

●	the expectation that the Merger will qualify as a transaction described under Section 368(a) of the Code or under Section 351 of the Code for U.S. federal income tax purposes, with the result that Vyome stockholders generally will not recognize gain or loss upon the exchange of Vyome common stock for ReShape common stock pursuant to the Merger;

●	the ability to obtain a Nasdaq listing and the change of the Combined Company’s name to Vyome Holdings, Inc. upon the closing of the Merger;

●	the support agreements, pursuant to which certain directors, officers and shareholders of Vyome have agreed, solely in their capacity as shareholders of Vyome, to vote their shares of Vyome capital stock in favor of the adoption or approval, respectively, of the Merger Agreement;

●	the fact that as of immediately following the closing of the Merger, the board of directors of the Combined Company will consist of seven (7) members, six (6) of whom will be designated by Vyome; and

●	the determination of Vyome Board that the Merger Agreement, the related documents and agreements, and the transactions contemplated by the foregoing, including the Merger, were advisable and are fair to and in the best interests of Vyome and its stockholders.

The Vyome Board also considered a number of uncertainties and risks in its deliberations concerning the Merger, including the following:

●	the risk that the Merger and Asset Sale might not be completed in a timely manner, or at all, and the potential adverse effect of the public announcement of the Merger and Asset Sale or delay or failure to complete the Merger on the reputation of Vyome and the ability of Vyome to obtain financing in the future;

●	the potential reduction of ReShape Net Cash, including as a result of the ReShape Asset Sale not being consummated, prior to the closing of the Merger;

●	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;

●	the risk that the ReShape Asset Sale might not be completed, and the potential adverse effect of the Combined Company retaining the assets to be sold in the ReShape Asset Sale;

●	the possibility that ReShape could under certain circumstances consider unsolicited acquisition proposals if superior to the Merger;

●	the additional public company expenses and obligations that Vyome’s business will be subject to following the Merger to which it has not previously been subject; and

●	various other risks associated with the combined company and the Merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The Vyome Board weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Vyome Board approved the terms and authorized execution of the Merger Agreement for the purpose of implementing the Merger.

Opinion of ReShape’s Financial Advisor—Maxim Group LLC

On June 19, 2024, ReShape retained Maxim Group LLC (“Maxim”) to provide financial advisory services to the ReShape Board in evaluating the Vyome proposal and in rendering an opinion to the ReShape Board as to the fairness of the Exchange Ratio in the Merger from a financial perspective to the stockholders of ReShape. On July 1, 2024, Maxim rendered its oral opinion to the ReShape Board (which was subsequently confirmed in writing as of July 1, 2024) that, as of that date and subject to the various assumptions, qualifications and limitations set in the opinion of Maxim, dated July 1, 2024 attached hereto as Annex C to this proxy/information statement-prospectus (the “Maxim Opinion”), the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of ReShape common stock. For purposes of Maxim’s opinion and related analyses, “Exchange Ratio” means the ratio obtained by dividing the Vyome Merger Shares by the Total Vyome Outstanding Shares as described in the Merger Agreement, which for purposes of the Maxim Opinion was calculated to be 18.55.

The full text of the Maxim Opinion sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Maxim in connection with the Maxim Opinion. The Maxim Opinion is attached as Annex C to this proxy/information statement-prospectus. The summary of the Maxim Opinion set forth in this proxy/information statement-prospectus is qualified in its entirety by reference to the full text of the Maxim Opinion. We urge you to read carefully the Maxim Opinion, together with the summary thereof in this proxy/information statement-prospectus, in its entirety.

Maxim provided its opinion for the information and assistance of the ReShape Board in connection with its consideration of the Merger. The Maxim Opinion addressed solely the fairness, from a financial point of view, to the common stockholders of ReShape of the Exchange Ratio in the Merger and does not address any other aspect or implication of the Merger. The Maxim Opinion was not a recommendation to the ReShape Board or any stockholder of ReShape as to how to vote, make any election or to take any other action in connection with the Merger or any other matter and does not in any manner address the prices at which shares of common stock of ReShape or the combined company will trade at any time.

In the course of performing its review and analyses for rendering the opinion described above, Maxim:

(i)reviewed certain internal financial statements, analyses, forecasts (the “Vyome Forecasts”), and other financial and operating data relating to the business of Vyome, in each case, prepared by management of Vyome;
(ii)discussed the past and current operations, financial condition and prospects of Vyome, with management of Vyome;
(iii)compared the financial performance of Vyome with that of certain publicly-traded companies which Maxim believes to be generally relevant;
(iv)compared the financial terms of the Merger with the publicly available financial terms of certain transactions which Maxim believes to be generally relevant;
(v)reviewed a draft copy of the Merger Agreement as of June 30, 2024, which was the most recent draft available to Maxim prior to the time it rendered its oral opinion (the “Draft Merger Agreement”); and
(vi)conducted such other financial studies, analyses and investigations, and considered such other factors, as Maxim has deemed appropriate.

In arriving at its opinion, Maxim assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied by Vyome or otherwise made available to Maxim (including information available from generally recognized public sources) for purposes of the Maxim opinion and further relied upon the assurances of the management of Vyome that, to their knowledge, the information furnished by them for purposes of Maxim’s analysis did not contain any material omissions or misstatements of material fact or which omitted to state any material fact necessary in order to make the statements therein not false or misleading. Maxim assumed the sale to a third party of ReShape’s assets for $5.2 million in cash immediately prior to the closing of the Merger. Maxim did not opine on the fairness of the sale of ReShape assets. The transaction includes an approximately $1 million cash payment to the holders of ReShape Series C Convertible Preferred Shares to extinguish any and all rights of the holders of the ReShape Series C Convertible Preferred Shares, including the right to convert to 10 shares of common stock for each share of preferred stock and the right to a change of control liquidation preference. In addition to this approximately $1 million payment, if there is excess ReShape Net Cash above the minimum required as a condition to the closing of the Merger, the series C convertible preferred shareholders will also receive that excess amount. Maxim is not opining on the fairness of this settlement with the series C convertible shareholders. With respect to the Vyome Forecasts, Maxim has assumed, with ReShape’s consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Vyome as to the future financial performance of Vyome and the other matters covered thereby and Maxim expresses no view as to the assumptions on which they are based. In arriving at its opinion, Maxim has not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of ReShape or Vyome, nor has Maxim been furnished with any such valuations or appraisals, nor has Maxim assumed any obligation to conduct, nor has Maxim conducted, any physical inspection of the properties or facilities of ReShape or Vyome. In addition, Maxim has not evaluated the solvency of any party to the Merger Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. Maxim assumed that the final Merger Agreement would not differ in any material respect from the form of Draft Merger Agreement reviewed by Maxim and that the Merger will be consummated in accordance with the terms set forth in the Draft Merger Agreement, without material modification, waiver or delay. In addition, Maxim has assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on ReShape, Vyome or the contemplated benefits expected to be derived in the proposed Merger.

Maxim’s opinion addresses only the fairness from a financial point of view, as of the date of the Maxim Opinion, to the holders of ReShape common stock of the Exchange Ratio to be issued to the stockholders of Vyome pursuant to the Merger Agreement. Maxim has not been asked to, nor does Maxim offer, any opinion as to any other term of the Merger Agreement, any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, Maxim expresses no opinion as to the fairness of the amount or nature of any compensation or payment to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, whether relative to the Exchange Ratio pursuant to the Merger Agreement or otherwise. Maxim does not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does Maxim’s opinion address any legal, tax, regulatory or accounting matters, as to which Maxim understands ReShape has received such advice as it deems necessary from qualified professionals. Maxim’s opinion does not address the underlying business decision of ReShape to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may be available to ReShape.

The Maxim Opinion was necessarily based on economic, market, financial and other conditions existing, and on the information made available to Maxim, as of the date of its opinion. Although subsequent developments may affect the conclusion reached in its opinion, Maxim did not assume any obligation to update, revise or reaffirm the Maxim Opinion.

In accordance with customary investment banking practice, Maxim employed generally accepted valuation methods in reaching its opinion. The Maxim Opinion was reviewed and approved by a fairness committee of Maxim. The Maxim Opinion was prepared exclusively for the use of the ReShape Board in its deliberation of the Merger and may not be used for any other purpose without Maxim’s prior written consent, except unless required to be produced pursuant to a valid legal or regulatory request. The Maxim Opinion was directed to and for the information of the ReShape Board only (in its capacity as such) and was not prepared for ReShape’s stockholders or any other person or entity, nor will it grant them any rights or remedies. The Maxim Opinion does not cover the fairness to Vyome stockholders.

Summary of Financial Analysis

Maxim performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Maxim considered the results of all of its analyses as a whole. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions Maxim reached were based on all the analyses and factors presented, taken as a whole, and also on application of Maxim’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. Maxim therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. Furthermore, Maxim believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying Maxim’s analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of Maxim with respect to the actual value of ReShape, the ReShape Shares, Vyome or the Vyome Shares.

Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by Maxim. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by Maxim.

In performing its analyses, Maxim made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond Maxim’s control and many of which are beyond the control of ReShape and/or Vyome. Any estimates used by Maxim in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 1, 2024 and is not necessarily indicative of current market conditions.

Vyome Valuation Analysis

Maxim analyzed the valuation of Vyome using three different methodologies: public comparable company analysis, fundamental transaction M&A analysis and discounted cash flow analysis. The results of each of these analyses are summarized below. As set forth in the “Conclusion” section below, for purposes of evaluating whether the Exchange Ratio was fair, from a financial point of view, to the common stockholders of ReShape, Maxim calculated Vyome’s implied enterprise value by taking the weighted average midpoint of the valuation range of the three methodologies. Maxim elected to weight the public comparable company analysis at 50%, the fundamental transaction M&A analysis at 30% and the discounted cash flow analysis at 20%.

Vyome Public Comparable Companies Analysis

Maxim screened for biotechnology and pharmaceutical companies listed on U.S. national exchanges. Maxim further narrowed the screen to companies actively developing drugs targeting anti-inflammatory, anti-fungal, and anti-bacterial, which are similar to Vyome’s indications. Maxim narrowed its search by excluding companies without a primary listing on Nasdaq or NYSE, those companies that as of the date of Maxim’s analysis had a Form S-1 on file with the SEC for a follow-on offering and those with a market capitalization greater than $1.25 billion. In addition to the screen criteria described above, Maxim excluded companies that manufacture or are developing medical devices and those whose anti-inflammatory drugs were not being developed for either dermatologic or ophthalmic indications. The screening criteria above resulted in 11 companies analogous to Vyome. Of these 11 companies, six are developing anti-inflammatory drugs, and five are focused on drugs for anti-fungal, microbial, or anti-bacterial applications. The stages of development of the drugs being developed across the peer group ranges from Phase 1 to approved products. Given how few anti-fungal and anti-bacterial focused companies exist, Maxim did not limit its search criteria to only clinical stage companies but rather included companies that have approved products as well to ensure Maxim accurately represent the sub-sector. For the anti-inflammatory drug screen, Maxim did exclude companies with approved drugs because of the much larger number of companies in the sub-sector. Given the large market capitalization differences between the companies focused on drugs for anti-fungal, anti-bacterial, or anti-microbial applications and those that are developing anti-inflammatory drugs the median market capitalization calculation is excluded because of its lack of utility, therefore Maxim’s analysis is focused on the mean market capitalizations of public comparable companies.

Although none of the selected companies is directly comparable to Vyome, Maxim included these companies in its analysis because they are publicly traded companies with certain characteristics that, as described above, for purposes of analysis, may be considered similar to certain characteristics of Vyome.

Maxim calculated the following metrics for each of the selected comparable companies as of June 28, 2024:

●	The enterprise value (“EV”)
●	The trailing 12-month revenues (“LTM Revenue”)
●	The estimated 2024 revenues (“2024E Revenue”) based on consensus equity research estimates

The selected companies and their applicable metrics are set forth in the table below:

Selected Company	EV ($mm)	LTM Revenue ($mm)	2024E Revenue ($mm)
Antibiotic and Anti-Fungal Companies
Acurx Pharmaceuticals, Inc. (Nasdaq: ACXP)	$27.7	$0.0	N/A
Cidara Therapeutics, Inc. (Nasdaq: CDTX)	$38.4	$46.3	$12.2
Matinas BioPharma Holdings, Inc. (Nasdaq: MTNB)	$35.4	$0.0	N/A
SCYNEXIS, Inc. (Nasdaq: SCYX)	$11.7	$140.4	$25.1
Spero Therapeutics, Inc. (Nasdaq: SPRO)	$(4.7)	$111.0	$27.4
Inflammatory Companies
Third Harmonic Bio, Inc. (Nasdaq: THRD)	$889.7	$0.0	N/A
Tourmaline Bio, Inc. (Nasdaq: TRML)	$46.6	$0.0	N/A
Q32 Bio Inc. (Nasdaq: QTTB)	$71.8	$(9.6)	N/A
Omega Therapeutics, Inc. (Nasdaq: OMGA)	$191.1	$4.9	$5.7
InflaRx N.V. (Nasdaq: IFRX)	$72.4	$0.1	$0.4
OKYO Pharma Limited (Nasdaq: OKYO)	$36.0	$0.0	N/A
Combined
Maximum	$889.7	$140.4	$27.4
Mean	$128.8	$26.6	$14.2
Minimum	$(4.7)	$(9.6)	$(0.4)

Source: CapIQ

Vyome Fundamental Transactions M&A Analysis

Maxim first screened for merger and acquisition transactions, inclusive of reverse mergers and acquisitions of majority stakes but exclusive of SPAC business combinations, which closed over the last 18 months. Maxim further narrowed its screen output to include only those transactions where the target company was a biotechnology or pharmaceuticals company with at least one clinical stage drug in phase 1, phase 2 or phase 3 trials. Further, Maxim removed transactions where the target company was valued at more than $1.25 billion. The final screen criteria Maxim applied was designed to ensure that target companies from selected transactions were developing drugs with analogous indications and/or end markets to Vyome. Specifically, at least one drug in the pipeline of each target company whose transaction was included in Maxim’s analysis was being developed for either dermatological or ophthalmological use. The screening criteria above resulted in three remaining analogous transactions, all or which were reverse mergers, which are shown in the table below. The enterprise values were calculated using reported equity values assigned to the target and adjusted for cash and debt of the target as of the most recent transaction proxy filing pro forma financials.

Target Company	Other Party	Equity Valuation ($mm)	Enterprise Valuation ($mm)	Closing Date
Q32 Bio Inc.	Homology Medicines, Inc.	$195.0	$170.1	3/5/24
LENZ Therapeutics, Inc.	Graphite Bio, Inc.	$237.0	$194.4	3/21/24
Tourmaline Bio, Inc.	Talaris Therapeutics, Inc.	$230.0	$143.2	10/19/23
	Maximum	$237.0	$194.4
	Mean	$220.7	$169.2
	Minimum	$195.0	$143.2

Source: CapIQ

Vyome Discounted Cash Flow Analysis

Maxim performed a discounted cash flow analysis that calculated the present value of Vyome based on the sum of the present values of the 2024 to 2035 projected unlevered annual free cash flows, utilizing the Vyome Forecasts. Maxim assumed that the Vyome Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Vyome and provided by Vyome to Maxim. The projected values were discounted using a discount rate of 26.70%, reflecting the average of discount rates used for biotech mid-staged companies based on survey of 242 professionals as published in Alacrita’s Valuing Pharmaceutical Assets report. Maxim assumed a conservative perpetuity growth rate of 2.0% equal to the historical rate of inflation. The result of Maxim’s discounted cash flow analysis yielded an intrinsic enterprise value of $189.6 million for Vyome. The unlevered free cash flow amounts utilized by Maxim from the Vyome Forecasts are set forth in the table below.

Vyome Unlevered Free Cash Flow

(Standalone, Pre-Merger Basis)

($ in thousands, unaudited)

2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
(3,839)	(8,452)	13,762	37,780	39,891	86,232	109,788	128,855	158,445	173,437	181,720	182,293

Source: Vyome management

ReShape Valuation Analysis

Maxim analyzed the valuation of ReShape using a comparable reverse merger transaction M&A analysis. Maxim screened looking back to the beginning of 2022 for M&A transactions structured as reverse mergers and identified the following nine analogous transactions:

Target Company	Other Party	Equity Valuation ($mm)	Anticipated Net Cash at Closing ($mm)	Equity Value/Net Cash	Enterprise Valuation ($mm)	Closing Date
Q32 Bio Inc.	Homology Medicines, Inc.	$80.0	$60.0	1.3x	$20.0	3/5/24
LENZ Therapeutics, Inc.	Graphite Bio, Inc.	$186.5	$175.0	1.1x	$11.5	3/21/24
Korro Bio, Inc.	Frequency Therapeutics, Inc.	$60.0	$45.0	1.3x	$15.0	11/3/23
Notable Labs, Ltd.	Vascular Biogenics Ltd.	$35.0	$15.0	2.3x	$20.0	10/16/23
Dianthus Therapeutics, Inc.	Magenta Therapeutics, Inc.	$80.0	$60.0	1.3x	$20.0	9/11/23
CervoMed Inc.	Diffusion Pharmaceuticals Inc.	$9.9	$14.2	0.7x	$(4.3)	8/16/23
Carisma Therapeutics, Inc.	Sesen Bio, Inc.	$140.0	$125.0	1.1x	$15.0	3/7/23
Enliven Therapeutics, Inc.	IMARA Inc.	$92.0	$82.0	1.1x	$10.0	2/23/23
Dise Medicine, Inc.	Gemini Therapeutics, Inc.	$100.0	$92.0	1.1x	$8.0	12/29/22
	Maximum	$186.5	$175.0	2.3x	$20.0
	Mean	$87.0	$74.2	1.3x	$12.8
	Mean/Median Blend	$83.5	$67.1	1.2x	$13.9
	Median	$80.0	$60.0	1.1x	$15.0
	Minimum	$9.9	$14.2	0.7x	$(4.3)
ReShape Lifesciences Inc.	Vyome Therapeutics, Inc.	$11.5	$1.5	7.7x	$10.0

Source: CapIQ

ReShape Valuation Analysis (Continued)

Maxim believes that net cash provided by the target company (which is ReShape in this transaction) at closing during a reverse merger transaction is a critical factor in determining the value the target company provides for the transaction. For the comparable set of transactions, Maxim examined the ratio of assumed net cash at closing to the negotiated equity value of the target company to analyze the premium each target company received for their assumed cash on hand at closing. In the proposed ReShape - Vyome merger, ReShape’s ascribed equity value is a 7.7x premium to its assumed net cash at closing, as compared to the analogous transaction’s mean/median blend of just 1.2x. In Maxim’s subset of comparable reverse mergers, the $13.9 million blended median/mean enterprise value of the target companies is slightly higher than the Pro Forma ReShape Enterprise Value, however, the $67.1 million blended median/mean anticipated cash at closing in Maxim’s subset was much higher than the anticipated Pro Forma ReShape Cash at closing of just $1.5 million. Maxim believes this has an outsized effect on negotiated target company enterprise values.

	Equity Valuation ($mm)	Anticipated Net Cash at Closing ($mm)	Equity Value/Net Cash	Enterprise Valuation ($mm)
Comp Set - Mean/Median Blend	$83.5	$67.1	1.2x	$13.9
ReShape Lifesciences Inc.	$11.5	$1.5	7.7x	$10.0

Conclusion

The table below sets forth a summary of Maxim’s valuation methodologies and analysis to determine the fairness of the Exchange Ratio to the common stockholders of ReShape. The below table displays the enterprise value of Vyome, determined by the equity value assigned by the Exchange Ratio in the Merger Agreement less cash plus outstanding debt as of May 31, 2024 (the “Transaction Enterprise Value”) compared to the enterprise value calculated by Maxim’s weighted average valuation methodologies (the “Implied Enterprise Value”).

Vyome Transaction Valuation			Combined Vyome Valuation Methodology
Pro Forma Vyome Equity Value	$120.0 Million		Public Comparable Company Value(1)	$64.4 Million
Less: Cash(2)	$0.1 Million		+	+
Plus: Debt(3)	$0.0 Million		Precedent M&A Enterprise Value(1)	$50.8 Million
			+	+
			DCF Implied Enterprise Value(1)	$37.9 Million
			=	=
Enterprise Value	$119.9 Million	<	Implied Enterprise Value	$153.1 million

The table below displays the equity value premium to net cash of ReShape, determined by the equity value assigned by the Exchange Ratio in the Merger Agreement divided by the assumed net cash at closing compared to the equity value premium to net cash calculated by Maxim’s valuation methodology.

ReShape Transaction Valuation			Combined ReShape Valuation Methodology
Pro Forma ReShape Equity Value	$11.5 Million		Precedent Transaction Analysis Equity Value(4)	$83.5 Million
Less: Cash(2)	$1.5 Million		+	+
Plus Debt(3)	$0.0 Million		Anticipated Net Cash at Close	$67.1 Million
			=	=
Equity Value / Net Cash	$7.7x	>	Equity Value / Net Cash(4)	1.2x

Notes:

(1)	Calculated as weighted average of valuation.
(2)	Cash balance as of May 31, 2024 for Vyome and reflects minimum and expected closing cash condition of $1.5 million for ReShape.
(3)	Assumes conversion of outstanding convertible Vyome debt.
(4)	Calculated as the average of the mean and median enterprise values.

Based upon and subject to the forgoing, it was Maxim’s opinion that, as of the date that the Maxim Opinion was delivered, given that the negotiated Transaction Enterprise Value for Vyome of $119.9 million is less than the Implied Enterprise Value for Vyome of $153.1 million, combined with the negotiated equity to net cash multiple of 7.7x for ReShape versus the comparable transactions’ blended mean/median average of 1.2x, the Exchange Ratio for the Merger between ReShape and Vyome in accordance with the Merger Agreement is fair from a financial point of view to ReShape’s common stockholders.

To further support the Maxim Opinion, Maxim noted that included in the Merger transaction is the settlement with ReShape’s series C preferred shareholders to waive their $26.2 million collective liquidation preference triggered by the Merger transaction (and all other rights) in exchange for approximately $1 million cash. As a result, the entire negotiated pro forma ReShape equity value of $11.5 million will be owned and controlled by ReShape common stockholders. Absent this settlement, ReShape common stockholders would receive nothing in this negotiated Merger transaction.

Miscellaneous

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Maxim did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Maxim made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The Maxim Opinion was one of the many factors taken into consideration by the ReShape Board in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the ReShape Board with respect to the consideration to be received by the holders of ReShape Shares in the Merger or of whether the ReShape Board would have been willing to agree to different consideration. The consideration to be issued by ReShape to the holders of Vyome Shares in the Merger was determined through arm’s-length negotiations between ReShape and Vyome and was approved by the ReShape Board. Maxim and its affiliates provided advice to ReShape during these negotiations. However, neither Maxim nor any of its affiliates recommended any specific amount of consideration to ReShape or the ReShape Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

Maxim has consented to the use of the Maxim Opinion in this proxy/information statement-prospectus; however, Maxim has not assumed any responsibility for the form or content of any part of this proxy/information statement-prospectus.

Maxim received a fee in connection with the preparation of the Maxim Opinion, a portion of which was paid upon the execution of its letter of engagement with ReShape, dated June 19, 2024 and a portion was paid upon the delivery of this opinion by Maxim to ReShape. In addition, ReShape agreed to reimburse Maxim for certain expenses that may arise, and indemnify Maxim for certain liabilities and other items that may arise, out of the engagement. During the two years preceding the date of the Maxim Opinion, Maxim has had investment banking relationships with ReShape, for which Maxim has received customary compensation. Such services during such period have included acting as exclusive warrant inducement agent and financial advisor in connection with a warrant exercise transaction in June 2022, acting as exclusive placement agent for a registered direct offering and concurrent private placement in November 2022 acting as sole book-running manager in connection with an underwritten public offering in February 2023, acting as sole placement agent in connection with a registered direct offering and concurrent private placement in April 2023, acting as sole placement agent in connection with a public offering in September 2023, acting as exclusive warrant inducement agent and financial advisor in connection with a warrant inducement transaction in November 2023. Maxim has also acted as an exclusive financial advisor to ReShape pursuant to an agreement dated September 20, 2023, as amended on June 19, 2024, and upon the consummation of the Merger will be paid a fixed cash fee. During the two years preceding the date of the Maxim Opinion, Maxim has not been engaged by, performed services for, or received any compensation from, Vyome. Maxim may in the future provide investment banking and other financial services to ReShape and Vyome and their respective affiliates and in the future may receive compensation for rendering such services. In the ordinary course of business activities, Maxim may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of ReShape or Vyome or any of their respective affiliates.

Certain Vyome Management Prospective Financial Information

ReShape and Vyome do not as a matter of course publicly disclose financial projections or forecasts as to future performance, revenues, earnings or other results given, among other things, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. In connection with the parties’ evaluation of a potential transaction, Vyome prepared and provided to Maxim, in connection with the financial analyses performed by Maxim in rendering the Maxim Opinion, certain non-public, unaudited, prospective financial information concerning Vyome on a standalone basis, without giving effect to the Merger, for fiscal years 2024 through 2035. The Vyome Forecasts are not being included in this joint proxy statement/prospectus to influence the voting decision of any ReShape stockholder or Vyome stockholder with respect to the Merger, but because the Vyome Forecasts were provided to ReShape’s financial advisor in connection with their evaluation of Merger as described herein.

You should note that the Vyome Forecasts constitute forward-looking statements. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [•] of this proxy/information statement-prospectus for more information. The Vyome Forecasts were not prepared with a view toward public disclosure or with a view toward complying with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for

preparation and presentation of prospective financial information. Neither ReShape’s nor Vyome’s respective independent accountants or financial advisors have compiled or performed any procedures with respect to the Vyome Forecasts, nor have they expressed any opinion, judgment or any other form of assurance on such information or its achievability, and none of them assumes any responsibility for, and each disclaims any association with, the Vyome Forecasts. Furthermore, the Vyome Forecasts were prepared based on the information provided by Vyome and do not take into account any circumstances or events occurring after the date it was prepared.

The Vyome Forecasts should not be relied upon as necessarily indicative of actual future results, as actual results in the future will differ, potentially materially, from these projections, and readers of this proxy/information statement-prospectus are cautioned not to place undue reliance on them. Furthermore, since the Vyome Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. Although the Vyome Forecasts are presented with numerical specificity, they reflect assumptions, estimates and judgments that are inherently uncertain and, although considered reasonable by Vyome management as of the date of their use in preparing the Vyome Forecasts, are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the Vyome Forecasts, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in Vyome’s business, financial condition or results of operations, and other risks and uncertainties described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages [•] and [•], respectively. Accordingly, the Vyome Forecasts may not necessarily be indicative of the actual future performance of Vyome Forecasts set forth below should not be regarded as a representation by Vyome, ReShape or any person that the results projected will necessarily be achieved, and they should not be relied on as such. You are cautioned not to rely on the Vyome Forecasts. The inclusion of this information should not be regarded as an indication that the ReShape Board, any of its advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results. There can be no assurance that the Vyome Forecasts will be realized or that actual results will not be significantly higher or lower than estimated. Furthermore, the Vyome Forecasts do not take into account any circumstances or events occurring after the date they were prepared.

Vyome Forecasts

(Standalone, Pre-Merger Basis)

($ in thousands, unaudited)

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Net Revenue	101	126	165	58,695	71,891	160,779	199,066	220,038	239,606	269,791	281,091	284,206
EBITDA (loss)	(3,699)	(7,352)	13,762	37,480	39,891	86,232	109,788	128,855	158,445	173.437	181,720	182,293
Unlevered Free Cash Flow	(3,839)	(8,452)	13,762	37,780	39,891	86,232	109,788	128,855	158,445	173,437	181,720	182,293

Source: Vyome management

“Unlevered Free Cash Flow” was calculated by taking net revenue and subtracting cost of revenue, adding BD revenues/service income revenues, subtracting operating expenses and subtracting payments towards old liabilities.

The Vyome Forecasts may calculate certain non-GAAP financial measures, including Unlevered Free Cash Flow, using different methodologies from other companies, and Vyome does not provide a reconciliation of the forward-looking non-GAAP financial measures to the comparable GAAP financial measures because it is unable to reasonably predict certain items contained in the GAAP financial measures, including non-recurring and infrequent items that are not indicative of Vyome’s ongoing operations. These items are uncertain, depend on various factors and could have a material impact on Vyome’s GAAP results for the applicable period. ReShape encourages you to review all of its and Vyome’s financial statements included in this proxy/information statement-prospectus in their entirety and to not rely on any single financial measure.

Interests of ReShape’s Directors and Executive Officers in the Merger

In considering the recommendation of the ReShape Board with respect to the ReShape Proposals, ReShape stockholders should be aware that certain members of the ReShape Board and certain executive officers of ReShape may have interests in the Merger that are different from, or are in addition to, interests of ReShape stockholders generally. These interests include, but are not limited to:

●	with respect to Mr. Hickey, increased severance under an amendment to his employment agreement entered into simultaneously with the Merger Agreement and Asset Purchase Agreement, which also provided for the award of fully vested, unrestricted shares of common stock of ReShape equal to 4% of the fully diluted shares of ReShape prior to the Merger;
●	with respect to Mr. Gladney’s, expected service as members of the Combined Company’s board of directors of the Combined Company following consummation of the Merger, as described above under “—The Combined Company Board and Management After the Merger;” and
●	continued indemnification in favor of the current and former directors and officers of ReShape, as well as certain obligations related to maintenance of directors’ and officers’ liability insurance, as described under the heading “The Merger Agreement – Indemnification of Officers and Directors.”

These interests may present such officers and directors with actual or potential conflicts of interest. The ReShape Board was aware of these potential conflicts of interests during its deliberations on the merits of the Merger, in making its decisions in approving the Merger, the Merger Agreement, and the related transactions, and in deciding to recommend that the ReShape stockholders vote for the ReShape Proposals.

Amendment to Mr. Hickey’s Employment Agreement

On July 8, 2024, simultaneously with the execution of the Merger Agreement and Asset Purchase Agreement, ReShape and Mr. Hickey entered into an amendment to Mr. Hickey’s employment agreement in order to (i) increase Mr. Hickey’s severance in the event of a termination without cause or with good reason from 12 months to 18 months of base salary and (ii) provide for the award of fully vested, unrestricted shares of common stock of ReShape equal to 4% of the fully diluted shares of ReShape (with the timing of such award to be finally determined by the Compensation Committee), which is in lieu of the award of a stock option for a number of shares equal to 4% of the fully diluted shares of ReShape that was contemplated by the original employment agreement, but never granted. Because none of the executive officers of ReShape, including Mr. Hickey, are expected to continue with the Combined Company, Mr. Hickey’s severance is expected to be paid in connection with his termination at the closing of the Merger.

Continued Indemnification

The Merger Agreement provides that, from and after the effective time, ReShape and the surviving corporation will indemnify, defend and hold harmless, and provide advancement of expenses to, ReShape’s and Vyome’s present and former officers, employees, directors and fiduciaries under a ReShape or Vyome employee benefit plan against all losses, fines, claims, damages, costs, expenses, liabilities or judgments that are paid in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the fact that such person is or was a director, officer, employee or fiduciary of ReShape or Vyome or a member of the board of directors, officer, employee or fiduciary of any of its subsidiaries or a fiduciary under any ReShape or Vyome employee benefit plan, whether asserted or claimed prior to, at or after the effective time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement), to the fullest extent provided or permitted under applicable law or ReShape’s or Vyome’s, as applicable, organizational documents.

In addition, ReShape will obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the effective time with recognized insurance companies for the persons who, as of the date of the Merger Agreement, are covered by ReShape’s existing directors’ and officers’ liability insurance and fiduciary duty insurance of ReShape, with such terms, conditions, retentions and levels of coverage as least as favorable as such existing insurance.

Quantification of Potential Payments to ReShape Chief Executive Officer in Connection with the Merger

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K with respect to Mr. Hickey, ReShape’s President and Chief Executive Officer, regarding any agreement or understanding, whether written or unwritten, between such individual and ReShape, concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to that is based on, or otherwise relates to, the Merger or the Asset Sale. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger and Asset Sale-related compensation payable to ReShape’s President and Chief Executive Officer. There are no other named executive officers of ReShape with any “golden parachute” compensation that would be subject to Item 402(t) of Regulation S-K. The “golden parachute” compensation is subject to a non-binding advisory vote of holders of ReShape capital stock, as described in “ReShape Proposal No. 4 – The ReShape Golden Parachute Compensation Proposal.” The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that ReShape’s President and Chief Executive Officer would receive, using the assumptions set forth in the footnotes to the table below.

The calculations in the table do not include amounts that Mr. Hickey was already entitled to receive or vested in as of the date of this proxy/information statement-prospectus. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the Merger and Asset Sale. As a result of the assumptions used, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Mr. Hickey may materially differ from the amounts set forth below.

	All Golden Parachute Compensation
	Cash ($)(1)	Equity ($)(2)	Total ($)
Paul F. Hickey President and Chief Executive Officer	$215,218	$370,891	$586,109
(1)	Consists of the additional six months of severance ($200,000) and COBRA reimbursement ($15,218) payable to Mr. Hickey under the amendment to his employment agreement entered into on July 8, 2024, simultaneously with the execution of the Merger Agreement and Asset Purchase Agreement.
(2)	Consists of the fair market value of the fully vested, unrestricted shares of common stock of ReShape equal to 4% of the fully diluted shares of ReShape to be awarded to Mr. Hickey, which is in lieu of the award of a stock option for a number of shares equal to 4% of the fully diluted shares of ReShape that was contemplated by the original employment agreement, but never granted. The fair market value is based on (i) an assumed award of 1,365,075 shares, which is equal to 4% of the outstanding fully diluted shares of ReShape as of July 8, 2024, the date of the Merger Agreement and Asset Purchase Agreement and (ii) an assumed price per share of ReShape common stock of $0.2717, which is equal to the average closing market price of ReShape common stock over the first five (5) business days following the public announcement of the Merger and Asset Sale on July 9, 2024.

Interests of Vyome’s Directors and Executive Officers in the Merger

Vyome stockholders should be aware that certain members of the Vyome Board and certain executive officers of Vyome may have interests in the Merger that are different from, or are in addition to, interests of Vyome stockholders generally. These interests include, but are not limited to:

●	expected service as members of the Combined Company’s board of directors or as an executive officer of the Combined Company following consummation of the Merger, as described above under “— Management of the Combined Company following the Merger;” and
●	continued indemnification in favor of the current and former directors and officers of Vyome, as well as certain obligations related to maintenance of directors’ and officers’ liability insurance, as described under the heading “The Merger Agreement — Indemnification of Officers and Directors.”

These interests may present such officers and directors with actual or potential conflicts of interest. The Vyome Board was aware of these potential conflicts of interests during its deliberations on the merits of the Merger, in making its decisions in approving the Merger, the Merger Agreement, and the related transactions, and in deciding to recommend that the Vyome stockholders vote for the Merger.

Concurrent Financing

Simultaneously with the execution of the Merger Agreement, ReShape, Vyome, and Vyome’s wholly-owned subsidiary Vyome Therapeutics Limited (“Vyome India”) entered into agreements with certain accredited investors, pursuant to which the investors have agreed to purchase up to $7.3 million in securities of ReShape, Vyome and Vyome India (the “Concurrent Financing”). As part of the Concurrent Financing, certain accredited investors have agreed to purchase up to $5.8 million in shares of common stock of the Combined Company immediately following completion of the Merger. The price per share for the common stock of the Combined Company will be calculated as a 30% discount to the agreed upon valuation of the combined company at the closing of the Merger. ReShape and the investors also entered into registration rights agreements which provides for certain registration rights to the investors including the filing of a registration statement, that includes the shares of common stock purchased by the investors, within 45 days of the closing of the Merger. Simultaneously with the execution of the subscription agreements, Vyome entered into a securities purchase agreement with each investor pursuant to which Vyome issued to each investor a convertible promissory note in the principal amount equal to 5% of such investor’s total agreed upon investment amount, which convertible notes will bear interest at 8% per annum and immediately prior to completion of the Merger will convert into a number of shares of common stock of the Combined Company equal to 100% of the outstanding principal and interest of the convertible notes divided by the price per share of common stock of the Combined Company to be purchased in the Concurrent Financing, as set forth above. ReShape and the investors are executing and delivering the subscription agreements in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended.

Lock-Up Agreements

In connection with entering into the Merger Agreement, ReShape entered into lock-up agreements with certain Vyome stockholders pursuant to which the stockholders agreed that they will not, for a period commencing on the closing date of the Merger and ending 360 days after such date, directly or indirectly, sell or otherwise dispose of any shares of ReShape’s common stock to be received by the stockholder in the Merger, provided that beginning on the 91st day after the Merger, 20% percent of the shares subject to the agreement will be released from the lock-up restrictions and thereafter the remainder of the shares will be released from the lock-up restrictions in equal increments every 30 days through the end of the lock-up period.

Accounting Treatment

Under GAAP, the Merger will be accounted for as a “reverse capitalization” pursuant to which Vyome will be considered the acquiring entity for accounting purposes. As such, the purchase consideration will be allocated to the fair values of the tangible and identifiable intangible assets with the residual going to goodwill (or bargain purchase if in excess of consideration paid). Vyome’s historical results of operations will replace ReShape’s historical results of operations for all periods prior to the Merger; after completion of the Merger, the results of operations of both companies will be included in the Combined Company’s financial statements.

The Combined Company will account for the merger using the business combination method of accounting under GAAP. Accounting Standards Codification (“ASC”) 805 “Business Combinations” (“ASC 805”) provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities. ASC 805 provides that in a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the equity interests is generally the acquiring entity. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. ASC 805 further provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the relative voting rights of the stockholders of the constituent companies in the combined company, the composition of the board of directors and senior management of the combined company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on the relative voting interests of the Vyome and ReShape stockholders in the Combined Company whereby the Vyome stockholders will have majority voting interest, the Combined Company Board will be composed of six directors designated by Vyome and one director designated by ReShape and the chief executive officer and chief financial officer of the Combined Company will be designated by Vyome, Vyome is considered to be the acquirer of ReShape for accounting purposes. Under reverse recapitalization accounting, the financial statements of the combined entity will represent a continuation of the financial statements of Vyome. No goodwill or intangible assets will be recognized. After completion of the Merger, the results of operations of both companies will be included in the financial statements of the Combined Company.

Listing of ReShape Shares

Approval for listing on The Nasdaq Capital Market of the ReShape Shares issuable to Vyome stockholders in connection with the Merger, subject to official notice of issuance, is a condition to the obligations of ReShape and Vyome to consummate the Merger. It is expected that, following the Merger, ReShape Shares will continue to be listed on The Nasdaq Capital Market, but trade under the symbol “HIND.”

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of Vyome Shares that exchange their Vyome Shares for ReShape Shares in the Merger. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Merger. This discussion assumes that the Merger will be consummated in accordance with the Merger Agreement and as further described in this proxy/information statement-prospectus. This discussion is not a complete description of all of the tax consequences of the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax on net investment income or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion applies only to U.S. Holders of Vyome Shares who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address the tax consequences of any transactions entered into separately by a U.S. Holder with respect to its Vyome Shares or other Vyome securities prior to or in connection with the Merger (including but not limited to transactions involving bridge financing, the reclassification of securities, or the purchase of investment warrants or investment stock options). Further, this discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders of Vyome Shares in light of their particular circumstances. This discussion also does not apply to U.S. Holders of Vyome Shares subject to special treatment under the U.S. federal income tax laws including, without limitation:

●	banks, insurance companies and other financial institutions;
●	tax-exempt and governmental organizations;
●	partnerships, S corporations and other pass-through entities (and investors in partnerships, S corporations and other pass-through entities);
●	regulated investment companies and real estate investment trusts;
●	controlled foreign corporations and passive foreign investment companies and persons who hold their Yvome Shares through such entities ;
●	brokers and dealers in stocks, securities, commodities, or currencies;
●	traders in securities that elect to apply a mark-to-market method of accounting;
●	persons who acquired ReShape Shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, or to persons exchanging warrants, stock options or other equity awards or securities that were acquired as compensation;
●	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of Vyome, or, after the Merger, of the combined company (excluding treasury shares);
●	persons whose functional currency is not the U.S. dollar;
●	persons who hold Vyome Shares as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction;
●	a U.S. Holder who actually or constructively owns an interest in ReShape;
●	U.S. expatriates; and

●	persons holding Vyome Shares who exercise dissenters’ rights.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Vyome Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized under the laws of the United States, any state thereof or the District of Columbia;
●	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has made a valid election to be treated as a United States person for U.S. federal income tax purposes; or
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Vyome Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Vyome Shares and any partners in such partnership should consult their tax advisors regarding the tax consequences of the Merger to them.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER. ALL HOLDERS OF VYOME SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Vyome Shares

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code . and as a “Section 351 transaction” within the meaning of Section 351 of the Code. Neither ReShape nor Vyome intends to obtain a ruling from the IRS with respect to the tax consequences of the Merger. If the IRS were to successfully challenge whether the Merger qualifies as a “reorganization” or as a “Section 351 transaction”, the tax consequences would differ materially from those described in this joint proxy statement/prospectus as discussed below under “— Tax Consequences if the Merger Fails to Qualify as a Reorganization or as a Section 351 transaction.”

Reorganization.

Stock for stock. Assuming that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, generally, a U.S. Holder of Vyome Shares that exchanges their Vyome Shares for ReShape Shares in the Merger:

●	will not recognize any gain or loss upon the exchange of Vyome Shares for ReShape Shares in the Merger, except with respect to cash received in lieu of fractional ReShape Shares (as discussed below);
●	will have a tax basis in the ReShape Shares received in the Merger (including fractional ReShape Shares for which cash is received) equal to the tax basis of the Vyome Shares surrendered in exchange therefor;
●	will have a holding period for the ReShape Shares received in the Merger (including fractional ReShape Shares for which cash is received) that includes its holding period for its Vyome Shares surrendered in exchange therefor.

The ReShape Shares received in the Merger (including fractional ReShape Shares for which cash is received) by a U.S. Holder that acquired different blocks of Vyome Shares at different times or at different prices will be allocated pro rata to each block of Vyome Shares of such U.S. Holder, and the basis and holding period of such ReShape Shares will be determined using a block for block approach and will depend on the basis and holding period of each block of Vyome Shares exchanged for such ReShape Shares.

Cash in Lieu of Fractional Shares A U.S. Holder that receives cash in lieu of fractional ReShape Shares in the Merger will generally be treated as having received the fractional share pursuant to the Merger and then as having exchanged such fractional share with ReShape for cash, and will generally recognize capital gain or loss measured by the difference between the cash received for such fractional ReShape Shares and the U.S. Holder’s tax basis in the fractional ReShape Shares. Such capital gain or loss will generally be long term capital gain or loss if the holding period for such fractional ReShape Shares is more than one year. Long term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Warrants and stock options. A. U.S. Holder who exchanges Vyome investment warrants or investment stock options for warrants or stock options in ReShape will not recognize any gain or loss on such exchange. The U.S. Holder will have a tax basis in such warrants or stock options equal to its basis in the warrants or stock options surrendered in the exchange and will have a holding period in such warrants or stock options that includes its holding period for its Vyome warrants or stock options.

Vyome has received an opinion of counsel to the effect that the exchange qualifies as a reorganization. However, this opinion of counsel is not binding on the IRS, which could take the position that the exchange does not qualify as a reorganization. One aspect of the Merger that the IRS may review is the requirement that, in order for the Merger to qualify as a reorganization, ReShape must acquire at least 80% of the stock of Vyome. In connection with additional financing that was a prerequisite to the Merger, certain Indian-resident shareholders of Vyome were subject to either Indian law restrictions that prohibited them from investing further in Vyome or Indian law conditions that made it undesirable to do so (or both). These Indian investors therefore participated in the additional financing by acquiring shares of a wholly owned Indian subsidiary of Vyome and obtaining an option to exchange those Indian subsidiary shares for Combined Company stock at a later date. Because these Indian shareholders, had they invested directly in Vyome, did not intend to exchange their Vyome stock for ReShape stock at the time of the Merger), the investment in the Indian subsidiary may in part have enabled ReShape to meet the 80% requirement. The IRS may take the position that the Indian subsidiary was used principally to assure that the 80% requirement was met and should therefore be disregarded. In counsel’s opinion, the facts do not support this position because investing through the Indian subsidiary had a substantial economic effect on these Indian shareholders and the Indian shareholders had substantive and valid reasons arising under Indian law, and unrelated to U.S. tax law, for participating in the pre-merger financing in this manner. Accordingly, Vyome’s counsel does not believe think that any such IRS position is valid or sustainable, and it addresses this issue in its opinion. However, Vyome’s counsel’s opinion is not binding on the IRS or the courts.

Section 351 transaction.

Whether or not the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, it is nonetheless intended to qualify as a “Section 351 transaction” within the meaning of Section 351 of the Code. If the Merger qualifies as a Section 351 transaction, then the tax consequences to a U.S. Holder on the exchange of Vyome shares for ReShape shares will be the same as they would be if the Merger qualified as a reorganization. However, in a Section 351 transaction, warrants and stock options cannot be exchanged tax-free. Therefore, if the Merger qualifies as a Section 351 transaction but not as a reorganization, a U.S. Holder who exchanges Vyome investment warrants or investment stock options for ReShape warrants or stock options will be taxable on any gain realized on the exchange (but will not be allowed to claim any losses realized on the exchange). Any gain recognized will be long-term or short-term capital gain depending on the holding period of the warrants or options.

Tax Consequences if the Merger Fails to Qualify as a Reorganization or as a Section 351 Transaction.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code or as a Section 351 transaction within the meaning of Section 351 of the Code, a U.S. Holder generally would recognize gain or loss for U.S. federal income tax purposes on each Vyome Share surrendered in the Merger in an amount equal to the difference between the fair market value, at the time of the Merger, of the ReShape Shares received in the Merger (including any cash received in lieu of a fractional ReShape Share) and such U.S. Holder’s tax basis in the Vyome Share surrendered in the Merger. A U.S. Holder would also recognize gain (but not loss) on the exchange of Vyome investment warrants or investment stock options for comparable securiites in ReShape. Gain or loss must be calculated separately for each block of Vyome Shares (or warrants or stock options) exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of Vyome Shares (or warrants or stock options) is more than one year at the effective time of the Merger. Long-term capital gain of certain non-corporate taxpayers, including individuals, generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in ReShape Shares (or warrants or stock options) received in the Merger would be equal to the fair market value thereof as of the effective time of the Merger, and such U.S. Holder’s holding period in such shares would begin on the day following the Merger.

Reporting Requirements

If the Merger is a reorganization within the meaning of Section 368(a) of the Code, each U.S. Holder who receives shares of Combined Company Common Stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to the IRS. Additionally, U.S. Holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Vyome are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains specific information about the Merger (listed in Treasury Regulation Section 1.368-3(b)).

If the Merger qualifies as a Section 351 transaction within the meaning of Section 351 of the Code, each U.S. Holder who owns 5% or more of the Combined Company after the merger must file a statement with its tax return that provides information about the Merger and about property that the U.S. Holder transferred in the transaction (listed in Treasury Regulation Section 1.351-3).

Each U.S. Holder should consult with its own tax advisor about information required to be maintained and filed in connection with the Merger.

Information Reporting and Backup Withholding

Certain U.S. Holders may be subject to information reporting and backup withholding of U.S. federal income tax with respect to any cash received in lieu of fractional ReShape Shares. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or is otherwise exempt from backup withholding and provides proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, if any, provided that such U.S. Holder timely furnishes the required information to the IRS.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this proxy/information statement-prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

The Merger Agreement and the summary of its terms in this proxy/information statement-prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The terms and information in the Merger Agreement are not intended to provide any other public disclosure of factual information about ReShape, Vyome, or any of their respective subsidiaries or affiliates. The representations, warranties, covenants, and agreements contained in the Merger Agreement are made by ReShape, Vyome, and Merger Sub only for the purposes of the Merger Agreement and are qualified and subject to certain limitations and exceptions agreed to by ReShape, Vyome, and Merger Sub in connection with negotiating the terms of the Merger Agreement, including being qualified by reference to confidential disclosures. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC including being qualified by reference to confidential disclosures. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy/information statement-prospectus, may have changed since the date of the Merger Agreement.

For the foregoing reasons, the representations, warranties, covenants, and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of ReShape, Vyome or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy/information statement-prospectus.

Structure of the Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub, a wholly-owned subsidiary of ReShape and a party to the Merger Agreement, will merge with and into Vyome, and the separate corporate existence of Merger Sub will cease. Vyome will survive the Merger as a subsidiary of ReShape.

Closing and Effective Time of the Merger

The completion of the Merger will occur at a date and time to be specified jointly by ReShape and Vyome, which shall be no later than the third business day after the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to the closing of the Merger (other than those conditions that by their terms are to be satisfied at the closing, subject to the satisfaction or waiver of those conditions). For further discussion of conditions to the closing, see “—Conditions to Completion of the Merger” below.

The Merger will become effective at such time as a certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at any later date or time mutually agreed to in writing by ReShape and Vyome and specified in the certificate of merger in accordance with the DGCL.

Merger Consideration to Vyome Stockholders

At the Effective Time, each outstanding Vyome Share (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to put-call option agreements with certain stockholders of Vyome and Vyome India who are located in India) will be converted into the right to receive a number of ReShape Shares, according to a ratio determined at least 10 days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares owning 88.9% of the outstanding Combined Company Shares immediately after the effective time of the Merger, subject to adjustment based on ReShape’s net cash is greater than or less than $5 million; provided that the shares to be received by certain stockholders of Vyome and Vyome India located in India shall be subject to the put-call option agreements with the Combined Company.

Because the exact number of ReShape Shares that will be issued in exchange for each Vyome Share will not be determined until a later date, the market value of the Merger Consideration that Vyome stockholders will receive will depend both on the number of ReShape Shares to be issued and the price per ReShape Share at the Effective Time of the Merger. The exact number of ReShape Shares to be issued and the market price per ReShape Share will not be known at the time of the ReShape Special Meeting and may be less or more than the current market price or the market price at the time of the ReShape Special Meeting.

Determination of ReShape Net Cash

One of the conditions to Vyome’s obligations to complete the merger, unless waived by Vyome, is ReShape’s net cash (as calculated and as adjusted pursuant to the provisions of the Merger Agreement) as of the closing date being no less than $1,325,000 if the closing occurs by July 31, 2024, which minimum amount will be reduced by $175,0000 on the first day of each month beginning on August 1, 2024. For example, if the closing occurs on October 15, 2024, the minimum net cash requirement would be $800,000.

ReShape’s net cash, as calculated under the Merger Agreement, means (a) the sum of ReShape’s cash and cash equivalents as of the anticipated closing date, determined in a manner consistent with the manner in which such items were historically determined and in accordance with ReShape’s audited financial statements and latest balance sheet, minus (b) the sum of ReShape’s accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the ReShape’s audited financial statements and latest balance sheet, minus (c) costs for the “tail” D&O insurance policies to be obtained in accordance with the Merger Agreement, minus (d) the cash cost of any unpaid change of control payments or severance, termination or similar payments that are or become due to any current or former employee, director or independent contractor, security holder, option holder or warrant holder of ReShape (including any payments made to settle any warrants as a result of the transactions contemplated by the Merger Agreement), or any other third party minus (e) the cash cost of any accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of ReShape as of the closing date, minus (f) all payroll, employment or other withholding taxes incurred by ReShape in connection with any payment amounts set forth in clauses (c) or (d), minus (g) any remaining unpaid fees and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which ReShape is liable incurred by ReShape in connection with the Merger Agreement and the transactions contemplated thereby or otherwise. Notwithstanding anything to the contrary set forth above, ReShape’s net cash will not be reduced by any amounts remaining to be paid by ReShape under the lease agreement for its offices in Irvine, California through the expiration thereof.

Consideration to ReShape Series C Preferred Stockholders

In connection with the transactions contemplated by the Merger Agreement and Asset Purchase Agreement, ReShape entered into an agreement with a majority of the holders of its outstanding series C convertible preferred stock (the “Series C Preferred Stock”) pursuant to which the holders of the Series C Preferred Stock agreed, subject to and contingent upon the completion of the Merger and the Asset Sale, to reduce the liquidation preference of the Series C Preferred Stock from $26.2 million to the greater of (i) $1.0 million, (ii) 20% of the cash purchase price paid to the Company for the Asset Sale and (iii) the excess of the actual “net cash” of ReShape (as defined in the Merger Agreement) at the closing of the Merger over the minimum net cash required as a condition to the closing of the Merger as set forth in the Merger Agreement and described below (the “Series C Amendment”). Under the terms of the Series C Amendment, the Series C Preferred Stock would automatically terminate at the effective time of the Merger, except for the right to receive the reduced liquidation preference.

Appraisal Rights

Under the DGCL, ReShape stockholders will not be entitled to exercise any appraisal rights in connection with the Merger. For information regarding how to exercise your voting rights as an ReShape stockholder, please see “The ReShape Special Meeting” beginning on page [•] of this proxy/information statement-prospectus.

If the Merger is completed, Vyome stockholders who have not waived such rights are entitled to appraisal rights under Section 262 of the DGCL, referred to as Section 262, provided that they comply with the conditions established by Section 262.

This section is intended to provide a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect appraisal rights. However, this summary is not a complete statement of all applicable requirements, and it is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy/information statement-prospectus as Annex E. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Vyome stockholders exercise their appraisal rights under Section 262. Failure to follow precisely any of the statutory procedures set forth in Annex E may result in a termination or waiver of appraisal rights.

A record holder of shares of Vyome capital stock who makes the demand described below with respect to such shares, who continuously holds such shares through the effective time of the Merger, who submits a written demand for appraisal to Vyome in compliance with the statutory requirements of Section 262, and who did not vote in favor of the Merger Agreement or Merger or consent thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his, her or its shares of Vyome capital stock in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the Merger Agreement. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of Vyome capital stock” are to the record holder or holders of shares of Vyome capital stock.

Under Section 262, Vyome must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in such notice a copy of Section 262. This proxy/information statement-prospectus constitutes such notice to the record holders of Vyome capital stock and a copy of Section 262 is attached to this proxy/information statement-prospectus as Annex E.

Vyome stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include the following:

Vyome stockholders electing to exercise appraisal rights must not have voted “for” or consented to the Merger Agreement or Merger.

A written demand for appraisal of shares of Vyome capital stock must be delivered to Vyome within 20 days after this notice. The written demand for appraisal should specify the Vyome stockholder’s name and mailing address, and that such stockholder is thereby demanding appraisal of his, her or its shares of Vyome capital stock.

A demand for appraisal must be executed by or for the Vyome stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares of Vyome capital stock are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a Vyome stockholder of record. However, the agent must identify such record holder and expressly disclose the fact that, in exercising the demand, he is acting as agent for such record holder. A person having a beneficial interest in Vyome capital stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect appraisal rights on behalf of the beneficial owners.

A Vyome stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Vyome Therapeutics, Inc., 100 Overlook Center, 2nd Floor, Princeton, New Jersey 08540, Attention: Chief Executive Officer.

Within 10 days after the effective time of the Merger, Vyome must provide notice of the effective time of the Merger to all Vyome stockholders who have complied with Section 262 and have not voted in favor of the Merger Agreement or Merger.

Within 120 days after the effective time of the Merger, either Vyome or any Vyome stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court of Chancery, with a copy served on Vyome in the case of a petition filed by a Vyome stockholder, demanding a determination of the fair value of the shares of Vyome capital stock held by all Vyome stockholders seeking to exercise appraisal rights. There is no present intent on the part of Vyome to file an appraisal petition, and Vyome stockholders seeking to exercise appraisal rights should not assume that Vyome will file such a petition or that Vyome will initiate any negotiations with respect to the fair value of such shares. Accordingly, Vyome stockholders who desire to have their shares of Vyome capital stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file a petition for appraisal within the time period specified in Section 262 could result in a loss of appraisal rights.

Within 120 days after the effective time of the Merger, any Vyome stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from Vyome a statement setting forth the aggregate number of shares of Vyome common stock and Vyome preferred stock not voting in favor of the Merger Agreement or Merger and with respect to which demands for appraisal were received by Vyome and the aggregate number of holders of such shares. Such statement must be mailed within

10 days after the Vyome stockholder’s request has been received by Vyome or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

If a petition for an appraisal is timely filed and a copy thereof is served upon Vyome, Vyome will then be obligated, within 20 days after such service, to file in the office of the Delaware Register in Chancery (the “Register”) a duly verified list containing the names and addresses of all Vyome stockholders who have demanded an appraisal of their shares of Vyome capital stock and with whom agreements as to the value of such shares have not been reached. Upon notice to the Vyome stockholders, as required by the Delaware Court of Chancery, at a hearing on such petition, the Delaware Court of Chancery will determine which Vyome stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require the Vyome stockholders who have demanded an appraisal for their shares of Vyome capital stock and who hold such stock represented by certificates to submit their certificates of stock to the Register for notation thereon of the pendency of the appraisal proceedings; and if any Vyome stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court of Chancery will appraise the shares of Vyome capital stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Vyome capital stock. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

Although the board of directors of Vyome believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as would be determined by the Delaware Court of Chancery, and Vyome stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the Merger Agreement. Moreover, Vyome does not anticipate offering more than the Merger Consideration to any Vyome stockholder exercising appraisal rights and reserves the right to assert in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Vyome capital stock is less than the Merger Consideration. In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which shed any light on the future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

The cost of the appraisal proceeding, which does not include attorneys’ or experts’ fees, may be determined by the Delaware Court of Chancery and imposed upon the dissenting Vyome stockholder(s) and/or Vyome as the Delaware Court of Chancery deems equitable under the circumstances. Each dissenting Vyome stockholder is responsible for his, her or its attorneys’ and expert witness fees and expenses, although, upon application of a dissenting Vyome stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting Vyome stockholder in connection with the appraisal proceeding, including without limitation reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Vyome capital stock entitled to appraisal.

Any Vyome stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the Merger, be entitled to vote for any purpose any shares of Vyome capital stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to Vyome stockholders of record at a date prior to the effective time of the Merger.

At any time within 60 days after the effective time of the Merger, any Vyome stockholder will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the Merger Agreement. After this period, a Vyome stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the Merger Agreement only with the consent of Vyome. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the Merger, or if any Vyome stockholder otherwise fails to perfect, successfully withdraws, or loses such holder’s appraisal rights, then such stockholder’s right to appraisal will cease and such stockholder’s shares of Vyome capital stock will be deemed to have been converted at the effective time of the Merger into the right to receive the consideration that such Vyome stockholder would otherwise be entitled to receive pursuant to the Merger Agreement. Inasmuch as Vyome has no obligation to file such a petition, any Vyome stockholder who desires a petition to be filed is advised to file it on a timely basis. Any Vyome stockholder may withdraw such stockholder’s demand for appraisal by delivering to Vyome a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the effective time of the Merger will require written approval of Vyome and (ii) no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Vyome stockholder who commenced or joined such proceeding as a named party without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure by any Vyome stockholder to comply fully with the procedures described above and set forth in Annex E to this proxy/information statement-prospectus may result in the loss of such stockholder’s appraisal rights. In view of the complexity of exercising appraisal rights under Delaware law, any Vyome stockholder considering exercising these rights should consult with legal counsel.

Treatment of Vyome Warrants

Each Vyome Warrant outstanding immediately prior to the Effective Time shall be converted into and exchangeable for warrants to purchase a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome Warrant multiplied by the Exchange Ratio with an exercise price equal to the exercise price of such Vyome Warrant divided by the Exchange Ratio and otherwise in accordance with the terms and conditions of such Vyome Warrant.

Treatment of Vyome Stock Options and Restricted Stock Units

Each Vyome Option and restricted stock unit outstanding immediately prior to the Effective Time, whether vested or unvested shall be converted into and exchangeable for stock options or restricted stock units, respectively, to receive a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome stock options or restricted stock units multiplied by the Exchange Ratio with, in the case of stock options, an exercise price equal to the exercise price of such Vyome stock option divided by the Exchange Ratio and otherwise in accordance with the terms and conditions of such Vyome stock option.

Treatment of ReShape Options and Restricted Stock Units

Each ReShape restricted stock unit award that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall become fully vested as of immediately prior to, and contingent upon, the Effective Time, and will be settled by the issuance of shares of common stock of ReShape in accordance with the terms of such ReShape RSU (as defined in the Merger Agreement). Each ReShape stock option that is outstanding, whether vested or unvested, immediately prior to the Effective Time shall be canceled and terminated without any payment being made in respect thereof as of immediately prior to, and contingent upon, the Effective Time.

Procedures for Surrendering Vyome Stock Certificates

Prior to the dissemination of this proxy/information statement-prospectus to the Vyome stockholders and ReShape stockholders, ReShape has agreed to appoint Equiniti to act as the Exchange Agent to handle the exchange of Vyome stock certificates or Vyome book-entry shares for the Merger Consideration. At or prior to the Effective Time, ReShape will deposit the ReShape Shares comprising the aggregate Merger Consideration for the benefit of Vyome stockholders. As promptly as practicable after the Effective Time, ReShape will cause the Exchange Agent to mail to each holder of record of Vyome certificated shares or combination of Vyome certificated and book-entry shares at the Effective Time a letter of transmittal explaining how to surrender Vyome shares to the Exchange Agent.

Upon surrender of Vyome stock certificates and delivery of a properly completed letter of transmittal with respect to such Vyome Shares, Vyome stockholders who hold Vyome stock certificates or a combination of certificates and book-entry shares will be entitled to receive the Merger Consideration for each Vyome Share formerly represented by such Vyome stock certificate and book-entry position. Vyome stockholders who only hold Vyome book-entry shares will not need to take any action with respect to their Vyome book-entry shares and such Vyome stockholders will automatically be entitled to receive Merger Consideration for each Vyome Share they previously held.

Withholding

Each of Vyome, ReShape, Merger Sub, and the surviving corporation will be entitled to deduct and withhold from the amounts payable under the Merger Agreement any amounts that it determines, in its sole discretion, are required to be deducted and withheld under the Internal Revenue Code or any other applicable law, and the exchange agent will be entitled to deduct and withhold to the extent it is entitled as set forth in the general instructions in the letter of transmittal. Amounts so withheld will be timely paid over to the appropriate governmental body and treated as having been paid to the person in respect of whom such withholding was required.

No Fractional Shares

ReShape will not issue fractional ReShape shares or certificates for fractional ReShape shares in connection with the Merger, no dividends or distributions of ReShape will relate to fractional share interests, and fractional share interests will not entitle the owner thereof to vote or to any rights as an ReShape stockholder. Each Vyome stockholder that otherwise would have been entitled to receive a fraction of an ReShape Share will receive, in lieu thereof and upon surrender of such Vyome stock certificate or uncertificated share, an amount in cash based on the then prevailing market price of the ReShape Shares.

Governance of Combined Company after the Merger

Pursuant to the Merger Agreement, following the consummation of the Merger, the Combined Company Board will consist of six members designated by Vyome and its current stockholders, who are expected to initially be Krishna K. Gupta (a member of the Vyome Board), Venkat Nelabhotla (the Chief Executive Officer of Vyome), Shiladitya Sengupta, Mohanjit Jolly, Frank Wisner and [•], and one member designated by ReShape, who is expected to be Dan W. Gladney, a current member of the ReShape Board. Mr. Gupta will serve as the Chairman of the Combined Company Board as of the Effective Time. As set forth in the ReShape Charter Amendment Proposal, the designation of directors on the Combined Company Board shall be as follows: (a) two (2) directors to be designated by KKG Enterprises, LLC (including the Chairman of the Combined Company Board), who shall initially be Krishna Gupta and Frank Wisner; (b) two (2) directors to be designated by Shiladitya Sengupta, who shall initially be Shiladitya Sengupta and Mohanjit Jolly; (c) the Chief Executive Officer, who shall initially be Venkat Nelabhotla; and (d) two (2) non-employee directors, one of which to be designated by Vyome, who shall initially be [●], and another to be designated by ReShape, who shall initially be Dan W. Gladney. The director designation rights of KKG Enterprises, LLC and Shiladitya Sengupta shall at all times be proportionate to the voting power held by each of KKG Enterprises, LLC and Shiladitya Sengupta, as a percentage of the overall votes entitled to be cast in the election of directors, in compliance with the applicable listing rules of the exchange on which the Combined Company’s stock is listed for trading. If the ReShape Charter Amendment Proposal is approved, upon the consummation of the Merger, the Combined Company will be comprised of seven directors and will be divided into three classes with staggered three-year terms. For details, see “ReShape Proposals – ReShape Proposal 3: The ReShape Charter Amendment Proposal.”

The current executive leadership team at Vyome is expected to continue to serve in their same roles, but at the Combined Company after the consummation of the Merger. As of the Effective Time, Mr. Nelabhotla will serve as the Chief Executive Officer of the Combined Company, and Mr. Dickey will be the Chief Financial Officer of the Combined Company. Other than Mr. Gladney, no current ReShape directors, officers or employees are expected to continue with the Combined Company.

Material Adverse Effect

Several of the representations, warranties, covenants, closing conditions, and termination provisions contained in the Merger Agreement refer to the concept of a “material adverse effect.”

For purposes of the Merger Agreement, a “material adverse effect” means any change, effect, event, circumstance, occurrence, state of facts, or development that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of a party and its subsidiaries, taken as a whole or (b) the ability of the party to consummate the transactions contemplated by the Merger Agreement, other than, in the case of clause (a), any change, effect, event, circumstance, occurrence, state of facts, or development related to or resulting from:

●	general business or economic conditions affecting the industry in which such party operates, to the extent such change or effect does not disproportionately affect such party relative to other industry participants;
●	any natural disaster, epidemic or pandemic (including COVID-19) or national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment, or personnel of the United States, to the extent such change or effect does not disproportionately affect such party relative to other industry participants;
●	financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), to the extent such change or effect does not disproportionately affect such party relative to other industry participants;
●	changes in GAAP;
●	changes in laws, rules, regulations, orders, or other binding directives issued by any governmental body;
●	the taking of any action explicitly contemplated by the Merger Agreement or the other agreements contemplated thereby;
●	the announcement of the transactions contemplated by the Merger Agreement;
●	any adverse change in or effect on the business of the party that is cured by or on behalf of the party before the earlier of the closing date and the date on which the Merger Agreement is terminated in accordance with its terms; or
●	the failure, in and of itself, to meet internal or published projections, forecasts, budgets, or revenue, sales or earnings predictions for any period (but not the facts or circumstances underlying or contributing to any such failure).

Representations and Warranties

The Merger Agreement contains reciprocal representations and warranties. Each of ReShape and Vyome made representations and warranties regarding, among other things:

●	the due organization, valid existence, good standing, qualification to do business, corporate power, and authority of the party and its subsidiaries;
●	authority with respect to the execution, delivery, and performance of the Merger Agreement and the due and valid authorization and enforceability of the Merger Agreement;
●	capital structure;
●	ownership of subsidiaries;
●	the absence of conflicts with, or violations of, organizational documents, contracts and applicable laws;
●	required regulatory filings and consents and approvals of governmental authorities;
●	the proper filing or furnishing of required documents with the SEC; the compliance of the consolidated financial statements contained in those documents with the rules and regulations of the SEC applicable thereto and with GAAP and their fair presentation of the consolidated financial position and consolidated results of operations and cash flows of the party and its subsidiaries; and the party’s disclosure controls and procedures relating to financial reporting;
●	the absence of undisclosed liabilities;
●	the absence of a material adverse effect with respect to the party and certain changes or events related to the party’s business and operations, including changes in its assets, expenditures and indebtedness;
●	title to and condition of properties;
●	tax matters;
●	material contracts;
●	intellectual property;
●	the absence of certain litigation;
●	insurance matters;
●	employee benefit plan matters;
●	the possession of and compliance with required governmental authorizations necessary for the conduct of the party’s business, compliance with applicable laws and compliance with the Foreign Corrupt Practices Act of 1977;
●	compliance with environmental laws, the absence of various environmental claims and matters relating to materials of environmental concern;
●	employment and labor matters, including matters relating to collective bargaining agreements, and labor practices;
●	U.S. Food and Drug Administration and related regulatory compliance;
●	the absence of brokers’ fees and similar compensation payable in connection with the transactions contemplated by the Merger Agreement;
●	the accuracy of information supplied for inclusion in this proxy/information statement-prospectus and the associated registration statement and the compliance of this proxy/information statement-prospectus with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder;
●	the unanimous approval and recommendation by the party’s board of directors of the Merger Agreement and the transactions contemplated by the Merger Agreement and the absence of any other necessary corporate proceeding to authorize the execution, delivery or performance of the Merger Agreement;
●	in the case of ReShape, the receipt of the opinion from its financial advisor; and
●	in the case of ReShape, certain representations and warranties with respect to Merger Sub.

The representations, warranties and covenants made in the Merger Agreement by ReShape, Merger Sub and Vyome are qualified and subject to important limitations agreed to by ReShape, Merger Sub and Vyome in connection with negotiating the terms of the Merger Agreement. In your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to consider these limitations as well as the purpose of the representations and warranties, which are described in more detail in the introductory paragraphs to this section.

Covenants; Conduct of Business Prior to Merger

Each of ReShape and Vyome agreed to certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the earlier of the effective time or termination of the Merger Agreement. In general, without the written consent of the other party, or except as otherwise required by applicable law or expressly permitted by the Merger Agreement or disclosed to the other party pursuant to the terms of the Merger Agreement, each of ReShape, Vyome and its respective subsidiaries agreed to conduct its business and operations, taken as a whole, in all material respects in the ordinary course of business consistent with past practice.

In addition, each of ReShape and Vyome agreed to specific restrictions relating to the conduct of its and its subsidiaries’ business between the date of the Merger Agreement and the effective time (except, in each case, with the written consent of the other party or as otherwise required by applicable law or expressly permitted by the Merger Agreement or disclosed to the other party pursuant to the terms of the Merger Agreement). Each of ReShape, Vyome and its respective subsidiaries agreed not to:

●	declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares or directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any options or restricted stock units, except with respect to the exercise of options or restricted stock units outstanding as of the date of the Merger Agreement;
●	issue, sell, pledge, dispose of, or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of (i) any shares of beneficial interests, capital stock or other ownership interest in itself or any of its subsidiaries; (ii) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest; (iii) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities, or (iv) take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan, except, in each case, with respect to the exercise, vesting and/or settlement of options or restricted stock units outstanding as of the date of the Merger Agreement;
●	except as required by one of its employee benefit plans, or as otherwise required by applicable law or consistent with the Merger Agreement, (i) increase the compensation or other benefits payable or provided to any of its or any of its subsidiaries’ officers, directors, independent contractors, leased personnel, or, except in the ordinary course of business consistent with past practice (including as a result of promotions), employees; (ii) enter into, materially amend or terminate any employment termination, change of control, severance, retention or other contract with any current or former employee, independent contractor, or leased personnel of itself or any of its subsidiaries, in each case except for (a) agreements entered into with any newly hired employees or replacements or as a result of promotions, in each case consistent with past practice, or (b) employment agreements terminable on less than 30 days’ notice without payment or penalty; (iii) establish, adopt, enter into, materially amend or terminate any employee benefit plan for the benefit of any current or former officers, employees, independent contractors, leased personnel, or any of their beneficiaries, in each case except for (a) agreements entered into with any newly hired employees or replacements or as a result of promotions, in each case consistent with past practice, or (b) employment agreements terminable on less than 30 days’ notice without payment or penalty; (iv) with respect to ReShape, grant any purchase rights under its Employee Stock Purchase Plan; or (v) enter into or amend any collective bargaining agreement or other agreement with a union or labor organization in any case;
●	amend, or propose to amend, or permit the adoption of any material amendment to its organizational documents;
●	effect a recapitalization, reclassification of shares, stock split, reverse stock split, or similar transaction;
●	adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of itself or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;
●	make any capital expenditure except for (i) expenditures required by existing contracts, (ii) expenditures in the ordinary course of business consistent with past practice, or (iii) expenditures made in response to any emergency or accident, whether caused by war, terrorism, weather events, public health events, outages or otherwise (whether or not covered by insurance);
●	acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association, or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other person, except for the purchase of assets from suppliers or vendors in the ordinary course of business;
●	(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another person, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another person, or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for (a) intercompany transactions or arrangements, (b) agreements or arrangements or borrowings incurred under its existing credit facilities, and (c) short-term indebtedness incurred in the ordinary course of business; (ii) make any loans or advances to any other person other than intercompany transactions or arrangements; or (iii) make any capital contributions to, or investments in, any other person except for intercompany transactions or arrangements;
●	enter into any contract that would materially restrict, after the effective time, ReShape and its subsidiaries (including the surviving corporation and its subsidiaries) with respect to engaging or competing in any line of business or in any geographic area;
●	materially change any of its financial or tax accounting methods or practices in any respect, except as required by GAAP or applicable law;
●	(i) change or revoke any material tax election with respect to itself or any of its subsidiaries, (ii) file any material amended tax return or claim for refund of material taxes with respect to itself or any of its subsidiaries, (iii) enter into any “closing agreement” as described in Section 7121 of the Internal Revenue Code (or any corresponding or similar provision of state, local, or non-U.S. law) affecting any material tax liability or refund of material taxes with respect to itself or any of its subsidiaries, (iv) extend or waive the application of any statute of limitations regarding the assessment or collection of any material tax with respect to itself or any of its subsidiaries, or (v) settle or compromise any material tax liability or refund of material taxes with respect to itself or any of its subsidiaries;
●	other than in the ordinary course of business, waive, release or assign any rights or claims under, or renew, modify or terminate, any of its material contracts (other than intercompany transactions, agreements or arrangements), in any material respect in a manner that taken as a whole is adverse to itself or that could prevent or materially delay the consummation of the Merger or the other transactions contemplated in the Merger Agreement past 5:00 p.m., Pacific time, on March 31, 2025 (or any extension of that date under the Merger Agreement) (the “Termination Date”);
●	cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of itself and its subsidiaries, to the extent available on commercially reasonable terms; or
●	agree or commit to take any of the actions described in the provisions described above.

No Solicitation; Board Recommendations

Except as described below, each of ReShape and Vyome agreed that, from the date of the Merger Agreement until the closing or, if earlier, the termination of the Merger Agreement in accordance with the terms of the Merger Agreement, neither it nor any of its subsidiaries will, directly or indirectly:

●	initiate, seek or solicit or knowingly encourage or facilitate or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries with respect to, or the making or submission of, any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal with respect to itself;
●	participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to itself or any of its subsidiaries or afford access to the properties, books or records of itself or any of its subsidiaries, to any person that has made an acquisition proposal with respect to it; or

●	enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, Merger Agreement, acquisition agreement or other similar agreement, with respect to an acquisition proposal with respect to itself.

Except as described below under “—Change of Recommendation,” each of ReShape and Vyome also agreed that, prior to the closing, neither its board of directors nor any committee thereof will, directly or indirectly:

●	withhold, withdraw (or amend, qualify or modify in a manner adverse to the other party or, in the case of such an action by ReShape, to Merger Sub), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to the other party or, in the case of such an action by ReShape, to Merger Sub), the approval, recommendation or declaration of advisability by its board of directors, or any of its committees, of the transactions contemplated by the Merger Agreement;
●	propose publicly to recommend, adopt or approve any acquisition proposal with respect to itself; or
●	fail to reaffirm or re-publish its recommendation within five business days of being requested by the other party to do so.

Any of the actions described in the immediately preceding paragraph are referred to in this proxy/information statement-prospectus as an “adverse recommendation change.” A change of a recommendation to “neutral” is deemed an adverse recommendation change under the Merger Agreement.

For purposes of the Merger Agreement, “acquisition proposal,” when used with respect to ReShape or Vyome, means any proposal, offer or inquiry, whether or not in writing, for any transaction or series of transactions involving the (i) direct or indirect acquisition or purchase of a business or assets that constitutes 20% or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of such party and its subsidiaries, taken as a whole; (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities or capital stock of such party or any of its subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of such party and its subsidiaries, taken as a whole; or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization, stock repurchase program or other similar transaction involving such party or any of its subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of such party and its subsidiaries, taken as a whole.

Nothing contained in the provisions described in this section will prohibit either party or its board of directors from taking and disclosing to its stockholders a position with respect to an acquisition proposal with respect to itself pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable law, if its board of directors has reasonably determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be a breach of its fiduciary duties to its stockholders.

Prior to obtaining the approval of its stockholders, ReShape may participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to itself or any of its subsidiaries or afford access to the properties, books or records of itself or any of its subsidiaries to, any person that has made an acquisition proposal with respect to it if (i) it receives a written acquisition proposal with respect to itself from such third party (and such acquisition proposal was not initiated, sought, solicited, knowingly encouraged, or facilitated in violation of the Merger Agreement) and (ii) such proposal constitutes, or its board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal is reasonably expected to lead to, a superior proposal with respect to it. ReShape may deliver non-public information to such third party only pursuant to a confidentiality agreement containing terms no less favorable to the party delivering the non-public information, with respect to confidentiality, than the terms of the confidentiality agreement between the parties to the Merger Agreement.

From and after the date of the Merger Agreement, each of ReShape and Vyome will, as promptly as practicable after receipt thereof, advise the other party to the Merger Agreement in writing of any request for information or any acquisition proposal with respect to itself received from any person, or any inquiry, discussions, or negotiations with respect to any acquisition proposal with respect to itself, and the terms and conditions of such request, acquisition proposal, inquiry, discussions or negotiations, and it will promptly provide to the other party copies of any written materials received by it in connection with any of the foregoing and the identity of the person or group making any such request, acquisition proposal, or inquiry or with whom any discussions or negotiations are taking place. Each of ReShape and Vyome agreed that it will simultaneously provide to the other any non-public information concerning itself or its subsidiaries provided to any other person or group in connection with any acquisition proposal that was not previously provided to the other. Each of ReShape and Vyome will keep the other fully informed of the status of any acquisition proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of ReShape and Vyome agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party or fail to enforce, to the fullest extent permissible under applicable law, any such standstill or similar agreement to which it is a party.

For purposes of the Merger Agreement, “superior proposal” means, with respect to a party to the Merger Agreement, any bona fide written acquisition proposal with respect to such party made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination (i) 50% or more of the assets of such party and its subsidiaries, taken as a whole, or (ii) 50% or more of the equity securities of such party, in each case on terms that the board of directors of such party determines in good faith (after consultation with such party’s financial advisors and outside legal counsel and taking into account all financial, legal and regulatory terms and conditions of the acquisition proposal and the Merger Agreement, including any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by any third party in response to such superior proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such acquisition proposal) to be more favorable to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by the Merger Agreement and to any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by any other party to the agreement.

Change of Recommendation

The board of directors of ReShape, at any time prior to obtaining the approval of ReShape’s stockholders, in response to a superior proposal, which has not been withdrawn and did not result from a breach of the provisions described under “—No Solicitation; Board Recommendations” or the provisions described under “—Stockholders’ Meetings” may make an adverse recommendation change. Unless, however, ReShape’s stockholders’ meeting is scheduled to occur within the next ten business days, the board of directors will not be entitled to make an adverse recommendation change in response to a superior proposal:

●	until five business days after ReShape provides written notice to Vyome advising it that ReShape’s board of directors has received a superior proposal, specifying the material terms and conditions of such superior proposal, identifying the person or group making such superior proposal, and including copies of all documents pertaining to such superior proposal;
●	if, during such five business day period, Vyome proposes any alternative transaction (including any modifications to the terms of the Merger Agreement), unless the board of directors determines in good faith, after good faith negotiations between the parties (if such negotiations are requested by Vyome) during such five business day period (after and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the superior proposal) that such alternative transaction proposal is not at least as favorable to ReShape and its stockholders as the superior proposal; and
●	unless ReShape’s board of directors determines that the failure to make an adverse recommendation change would be a breach of its fiduciary obligations.

At any time prior to obtaining the approval of the stockholders of ReShape, in connection with any intervening event, as described in the following paragraph, the board of directors of ReShape may make an adverse recommendation change, after the board of directors (i) determines in good faith that the failure to make such an adverse recommendation change would be a breach of its fiduciary duties to the stockholders of ReShape, (ii) determines in good faith that the reasons for making such adverse recommendation change are independent of and unrelated to any pending acquisition proposal with respect to its company, and (iii) provides written notice to Vyome, advising it that the board of directors is contemplating making an adverse recommendation change and specifying the material facts and information constituting the basis for such contemplated determination. However, unless ReShape’s stockholders’ meeting is scheduled to occur within the next five business days, (i) the board of directors may not make such an adverse recommendation change until the fifth business day after receipt by Vyome of a notice of change from ReShape, and (ii) during such five business day period, at the request of Vyome, ReShape will negotiate in good faith with respect to any changes or modifications to the Merger Agreement that would allow the board of directors not to make such adverse recommendation change, consistent with its fiduciary duties.

For purposes of the Merger Agreement “intervening event” means any material event or development or material change in circumstances first occurring, arising or coming to the attention of ReShape’s board of directors after the date of the Merger

Agreement to the extent that such event, development or change in circumstances (i) was neither known by the party nor reasonably foreseeable by such party as of or prior to the date of the date of the Merger Agreement and (ii) does not relate to an acquisition proposal, except that in no event will the changes in the market price or trading volume of a party’s shares or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be an intervening event (however, the underlying causes of such change or fact will not be excluded).

Notwithstanding any adverse recommendation change by the ReShape board of directors, the Merger Agreement shall be submitted to the stockholders of ReShape at the ReShape Special Meeting and nothing contained herein shall be deemed to relieve ReShape of such obligation.

ReShape Stockholders Meeting/ Vyome Written Consent for Approval of the Meeting

The Merger Agreement requires ReShape, as promptly as practicable following effectiveness of the registration statement of which this proxy/information statement-prospectus forms a part, to duly give notice of, convene, and hold a meeting of its stockholders for the purpose of seeking stockholder approval of the Merger Agreement. Except as described under “—Change of Recommendation,” ReShape party will recommend that its stockholders approve the Merger Agreement and will use commercially reasonably efforts to solicit proxies in favor of the adoption of the Merger Agreement.

Pursuant to Vyome’s certificate of incorporation and applicable law, holders of Vyome common stock are entitled to one vote per share on all matters voted upon by Vyome stockholders. On July 24, 2024, stockholders representing in excess of the requisite number of shares of Vyome voting capital stock required under Delaware law to approve the Merger, executed and delivered written consents approving the Merger and adopting the Merger Agreement. As of that date, Vyome had outstanding 1,893,120_shares of common stock, 1,078,560 shares of Series Seed Preferred Stock, 2,592,080 shares of Series A Preferred Stock, 965,200 shares of Series B Preferred Stock, 1,480,560 shares of Series B-1 Preferred Stock, 4,432,880 shares of Series C Preferred Stock, 530,040 shares of Series C-1 Preferred Stock and 4,112,481 shares of Series D Preferred Stock, which vote together and represents the right to 17,084,921 votes. As of the date of execution, the holders executing the written consent represented approximately 70.75% of the outstanding Vyome voting capital stock.

Regulatory Approvals; Additional Agreements

Each of the parties agreed to use commercially reasonable efforts (subject to, and in accordance with, applicable law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things necessary, proper, or advisable under applicable laws to carry out the intent and purposes of the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement.

Indemnification of Officers and Directors

The Merger Agreement provides that, from and after the effective time, ReShape and the surviving corporation will indemnify, defend and hold harmless, and provide advancement of expenses to, Vyome’s and ReShape’s present and former officers, employees, directors and fiduciaries under a Vyome or ReShape employee benefit plan against all losses, fines, claims, damages, costs, expenses, liabilities or judgments that are paid in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the fact that such person is or was a director, officer, employee or fiduciary of Vyome or ReShape or a member of the board of directors, officer, employee or fiduciary of any of its subsidiaries or a fiduciary under any Vyome or ReShape employee benefit plan, whether asserted or claimed prior to, at or after the effective time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement), to the fullest extent provided or permitted under applicable law or Vyome’s or ReShape’s, as applicable, organizational documents.

In addition, ReShape will obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the effective time with recognized insurance companies for the persons who, as of the date of the Merger Agreement, are covered by ReShape’s existing directors’ and officers’ liability insurance and fiduciary duty insurance of ReShape, with such terms, conditions, retentions and levels of coverage as least as favorable as such existing insurance.

Nasdaq Listing

ReShape shall, in accordance with the requirements of Nasdaq, file with Nasdaq (i) a Listing of Additional Shares Notice covering the ReShape Shares to be issued to holders of Vyome Common Stock and Vyome Series B Preferred Stock pursuant to the

Merger Agreement and (ii) a listing application for the Combined Company after the Merger to maintain ReShape’s existing listing on Nasdaq, in each case as promptly as practicable after the date of the Merger Agreement (such applications or filings, referred to as the Nasdaq Filings).

In connection with the Nasdaq Filings, Vyome shall exercise its reasonable best efforts and take all necessary steps to obtain the authorization and approval by Nasdaq of the Nasdaq Filings, including cooperating in good faith with ReShape and exercise its reasonable best efforts to (i) take any and all actions necessary, proper or advisable to obtain Nasdaq’s approval of the Nasdaq Filings and to complete the transactions contemplated by the Merger Agreement as soon as practicable (but in any event prior to the Termination Date) and (ii) any and all actions necessary, proper or advisable to avoid, prevent, eliminate or remove any denial, rejection, dismissal or non-action with respect to approval by Nasdaq of the Nasdaq Filings.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants, including covenants relating to cooperation in the preparation of this proxy/information statement-prospectus, other filings to be made with the SEC and other governmental filings, obtaining consents, access to information, and performing ReShape’s and Vyome’s respective obligations regarding public announcements. ReShape and Vyome have further agreed to the following additional covenants and agreements in the Merger Agreement, among others:

●	if any takeover law becomes, or purports to be, applicable to the Merger or the other transactions contemplated by the Merger Agreement, ReShape, Vyome and their respective boards will grant such approvals and take such actions, in accordance with the terms of the Merger Agreement, as are necessary to complete the transactions contemplated by the Merger Agreement as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated by the Merger Agreement, and otherwise render such takeover law inapplicable; and
●	prior to the effective time, ReShape will approve any issuances of ReShape Shares in connection with the Merger to any Vyome employee who is or may become subject to reporting requirements under Section 16 of the Exchange Act, and Vyome will approve any dispositions of Vyome equity securities (including derivative securities) in connection with the Merger to any Vyome directors and officers who are subject to those reporting requirements, to the extent necessary for such issuance to be exempt pursuant to Rule 16b-3.

Conditions to Completion of the Merger

The obligations of ReShape and Vyome to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver by ReShape and Vyome of the following conditions:

●	obtaining the required approval of ReShape’s stockholders to (i) approve the issuance of ReShape Shares in connection with the Merger, and (ii) authorize the ReShape board of directors to amend the ReShape charter as may be required to effect the transactions contemplated by the Merger Agreement;
●	obtaining the Vyome stockholder approval of the adoption of the Merger Agreement and consummation of the transactions contemplated thereby, including the Merger, which was obtained by written consent as described in this proxy/information statement-prospectus;
●	no provision of any applicable law and no order (preliminary or otherwise) being in effect that prohibits the consummation of the Merger or the other transactions contemplated under the Merger Agreement;
●	the registration statement on Form S-4, of which this proxy/information statement-prospectus forms a part, becoming effective under the Securities Act, and no stop order having been issued;
●	there being no action pending against ReShape, Merger Sub or Vyome by any governmental body seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of, or to have rescinded, the Merger;
●	Nasdaq shall have approved the Nasdaq Filings;

●	the ReShape Series C Amendment (as may be amended from time to time if agreed in writing by ReShape and Vyome) shall be in full force and effect such that the transactions contemplated by the ReShape Series C Amendment shall have been consummated, and all shares of ReShape Series C Preferred Stock shall be canceled and terminated in exchange for the payment set forth therein, immediately prior to, and contingent upon, the Effective Time;
●	the put-call option agreements with certain Indian stockholders of Vyome and its subsidiaries shall have been executed;
●	the representations and warranties of the other party (i) to the extent qualified by material adverse effect, being true and correct, and (ii) to the extent not qualified by material adverse effect, being true and correct except where the failure to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on such party, in the case of (i) and (ii), as of the closing date (except for those representations and warranties that were made as of a specified date, which need be true and correct, subject to such qualifications, only as of such specified date);
●	the other party having performed, in all material respects, its covenants and agreements contained in the Merger Agreement required to be performed prior to the closing date;
●	the Concurrent Financing Agreements (as may be amended from time to time if agreed in writing by ReShape and Vyome) shall be in full force and effect such that the Concurrent Financing shall be consummated immediately following the Effective Time without the further satisfaction of any conditions;
●	since the date of the Merger Agreement, there having not been or occurred any material adverse effect to the other party;
●	if the Closing occurs by July 31, 2024, the ReShape Net Cash shall be at least $1,325,000 and if the Closing occurs after July 31, 2024, such minimum amount of ReShape Net Cash will be reduced by $175,000 on the first day of each month beginning on August 1, 2024;
●	the ReShape Asset Purchase Agreement shall have been in full force and effect such that the ReShape Asset Sale contemplated thereunder shall be consummated without the further satisfaction of any other conditions; and
●	all outstanding ReShape Warrants, except for a number of ReShape Warrants exercisable for ReShape Shares representing not more than 2.75% of the fully diluted ReShape Shares as of the date hereof, shall have been exercised in accordance with their terms in exchange for ReShape Shares or shall have been otherwise settled on terms agreed upon between ReShape and the holder thereof such that the ReShape Warrants are canceled and terminated prior to the Effective Time.

Vyome and ReShape may waive conditions to completion of the Merger only to the extent legally permissible. In the event that either Vyome or ReShape determines to waive any condition to the Merger and such waiver necessitates the recirculation of this proxy/information statement-prospectus and resolicitation of proxies under applicable law, Vyome and ReShape will recirculate this proxy/information statement-prospectus and resolicit proxies from Vyome and ReShape stockholders.

Termination of the Merger Agreement; Termination Fee

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written agreement of Vyome and ReShape, as well as under certain other circumstances.

The Merger Agreement may be terminated by either ReShape or Vyome if:

●	the other party’s board of directors or any committee thereof (i) makes an adverse recommendation change, (ii) fails to include its recommendation in this proxy/information statement-prospectus or (iii) publicly proposes to make an adverse recommendation change;
●	the other party materially breaches the provisions of the Merger Agreement described under “—No Solicitation”;

●	at any time prior to the Effective Time, if any of the other party’s covenants, representations or warranties contained in the Merger Agreement has been breached or any of the other party’s representations and warranties has become untrue, such that any of such party’s conditions to the closing of the Merger described under “The Merger Agreement—Conditions to Completion of the Merger” will not be satisfied, and such breach is (i) incapable of being cured by the other party or (ii) has not been cured within 45 days of receipt by the other party of written notice of such breach describing in reasonable detail such breach;
●	the Nasdaq filings have not been approved by Nasdaq within 30 days of the date of the ReShape Special Meeting, and all other conditions to the completion of the Merger (except for those conditions that by their nature are to be satisfied at the closing of the Merger) have been satisfied.

The Merger Agreement may be terminated by Vyome if, subject to certain conditions being met:

●	the required approval of ReShape’s stockholders contemplated under the Merger Agreement at the ReShape Special Meeting is not obtained;
●	the ReShape Net Cash on the Anticipated Closing Date (or Revised Anticipated Closing Date, as appliable) shall be less than the minimum amount set forth in Section 7.03(d) as of such date;
●	the ReShape Warrants are not canceled and terminated in accordance with Section 7.02(g) prior to the Effective Time, except for a number of ReShape Warrants exercisable for ReShape Shares representing not more than 2.75% of the fully diluted ReShape Shares as of the date hereof;
●	ReShape is unable to close the ReShape Asset Sale immediately prior to the Effective Time; or
●	all shares of ReShape Series C Preferred Stock are not canceled and terminated immediatlely prior the Effective Time in exchange for the payment in accordance with Section 7.01(g).

The Merger Agreement may be terminated by ReShape if the Concurrent Financing Agreements (as may be amended from time to time if agreed in writing by ReShape and Vyome) is not in full force and effect such that the Concurrent Financing shall not be consummated immediately following the Effective Time without the further satisfaction of any conditions.

If the Merger Agreement is terminated by ReShape or Vyome for the reasons set forth above (and, in the case of ReShape terminating the Merger Agreement because the amount raised in the Concurrent Financing is less than $7 million), then, subject to certain conditions, the non-terminating party shall be required to pay the terminating party a fee of $1.0 million.

In addition to the reasons set forth above, the Merger Agreement may be terminated by either ReShape or Vyome if:

●	the transactions contemplated by the Merger Agreement violate any order, decree or ruling of any court or governmental body that has become final and non-appealable or if there is a law that makes the transactions contemplated in the Merger Agreement illegal or otherwise prohibited; or
●	the Merger has not been consummated by the Termination Date.

Specific Performance

ReShape and Vyome agreed in the Merger Agreement that if, for any reason, any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would be caused. Accordingly, each of the parties to the Merger Agreement agreed that, in addition to any other remedies to which it may be entitled, each of the parties to the Merger Agreement is entitled, in any court having jurisdiction, to an injunction or injunctions to prevent breaches of the Merger Agreement by the other party and to enforce specifically the terms and conditions of the agreement, without the necessity of posting a bond or other form of security. Each party further acknowledged and agreed that the agreements relating to specific performance are an integral part of the transactions contemplated by the Merger Agreement and that, without these agreements, the other party would not have entered into the Merger Agreement.

Amendments and Waivers

Until the effective time, the Merger Agreement may be amended by a writing signed by ReShape, Merger Sub and Vyome, at any time before or after the receipt of the requisite approval of ReShape and Vyome stockholders, but after any such approval, no amendment may be made which by law or under Nasdaq rules requires further approval by the ReShape and Vyome stockholders without such further approval.

No party will be deemed to have waived any claim arising out of the Merger Agreement, or any power, right, privilege or remedy under it, unless the waiver is expressly set forth in a written instrument duly executed and delivered on behalf of that party, and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

THE ASSET PURCHASE AGREEMENT

The following is a summary of the material terms and conditions of the Asset Purchase Agreement. This summary may not contain all the information about the Asset Purchase Agreement that is important to you. This summary is qualified in its entirety by reference to the Asset Purchase Agreement attached as Annex B to, and incorporated by reference into, this proxy/information statement-prospectus. You are encouraged to read the Asset Purchase Agreement in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Asset Purchase Agreement and the Summary of the Asset Purchase Agreement

The Asset Purchase Agreement and the summary of its terms in this proxy/information statement-prospectus have been included to provide information about the terms and conditions of the Asset Purchase Agreement. The terms and information in the Asset Purchase Agreement are not intended to provide any other public disclosure of factual information about ReShape, Biorad, or any of their respective subsidiaries or affiliates. The representations, warranties, covenants, and agreements contained in the Asset Purchase Agreement are made by ReShape and Biorad only for the purposes of the Asset Purchase Agreement and are qualified and subject to certain limitations and exceptions agreed to by ReShape and Biorad in connection with negotiating the terms of the Asset Purchase Agreement, including being qualified by reference to confidential disclosures. In particular, in your review of the representations and warranties contained in the Asset Purchase Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Asset Purchase Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Asset Purchase Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC including being qualified by reference to confidential disclosures. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy/information statement-prospectus, may have changed since the date of the Asset Purchase Agreement.

For the foregoing reasons, the representations, warranties, covenants, and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of ReShape, Biorad or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy/information statement-prospectus.

General

Simultaneously with the execution of the Merger Agreement, ReShape entered into the Asset Purchase Agreement with Biorad. Pursuant to the Asset Purchase Agreement, and subject to the satisfaction or waiver of the conditions specified therein, ReShape will sell substantially all of its assets (excluding cash) to Biorad, and Biorad will assume substantially all of ReShape’s liabilities, for a purchase price of $5.16 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024. Biorad is party to a previously disclosed exclusive license agreement, dated September 19, 2023, with ReShape for ReShape’s Obalon® Gastric Balloon System.

Purchased and Excluded Assets

At the closing, ReShape will sell, assign, transfer, convey and deliver to Biorad, good and valid title to all of the properties, assets, goodwill, rights, title, interests, other assets of every kind, nature and description, real, personal or mixed, and tangible and intangible assets (wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP) of ReShape and each of its affiliates used primarily in ReShapes business including, without limitation, inventory, tangible property, intellectual property, contracts, regulatory information, governmental authorizations, books and records, and accounts receivable.

The following assets shall not be part of the sale and purchase contemplated by the Asset Purchase Agreement, and are excluded from the purchased assets, and shall remain the property of ReShape after the closing: tax returns and records, insurance policies, cash and cash equivalents and minute books.

Assumed and Excluded Liabilities

Biorad shall assume, effective as of the closing (a) all ReShape accounts payable that remain unpaid as of the closing date; (b) all current liabilities, including accrued expenses, of ReShape; (c) the obligations of ReShape or any of its affiliates under the assumed

ReShape contracts; (d) any and all products liability claims that arose out of, relates to or results from any ReShape product sold prior to the closing; and (e) all other liabilities arising out of or relating to Biorad’s ownership or operation of the purchased assets on or after the closing.

Except for the assumed liabilities, Biorad shall not assume, and shall have no liability for, any liabilities of ReShape or any of its affiliate of any kind, character or description, it being understood that Biorad is expressly disclaiming any express or implied assumption of any liabilities other than the assumed liabilities including, without limitation all Liabilities arising out of, resulting from or relating to any of the excluded assets; taxes (other than certain transfer taxes); and any current or former employee or contractor of ReShape, or any of its affiliates, including any liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments.

Representations and Warranties

ReShape is making certain made representations and warranties to Biorad under the Asset Purchase Agreement regarding, among other things:

●	the due organization, valid existence, good standing, qualification to do business, corporate power, and authority of the party and its subsidiaries;
●	title to purchased assets;
●	intellectual property;
●	contracts;
●	compliance with law;
●	governmental authorizations and regulatory compliance;
●	legal proceedings
●	authority with respect to the execution, delivery, and performance of the Asset Purchase Agreement;
●	tax matters;
●	the absence of brokers’ fees and similar compensation payable in connection with the transactions contemplated by the Asset Purchase Agreement; and
●	insurance matters.

None of the representations, warranties, covenants or agreements contained in the Asset Purchase Agreement or shall survive the closing, except for covenants and agreements which contemplate performance after the closing or otherwise expressly by their terms survive the closing.

The representations, warranties and covenants made in the Asset Purchase Agreement by ReShape are qualified and subject to important limitations agreed to by ReShape and Biorad in connection with negotiating the terms of the Asset Purchase Agreement. In your review of the representations and warranties contained in the Asset Purchase Agreement and described in this summary, it is important to consider these limitations as well as the purpose of the representations and warranties, which are described in more detail in the introductory paragraphs to this section.

Conditions to Completion of the Asset Sale

The obligations of ReShape and Biorad to consummate the transactions contemplated by the Asset Purchase Agreement are subject to the satisfaction or waiver by ReShape and Biorad of the following conditions:

●	the accuracy of the representations and warranties made by the parties;
●	effective as of the closing date, ReShape shall terminate all employees of ReShape and, at Biorad’s sole discretion, Biorad may offer employment to any or all of such employees;
●	all of the covenants and obligations that the parties are required to comply with or to perform at or prior to the closing shall have been duly complied with and performed in all material respects;
●	there shall not have been commenced or threatened, any proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Asset Sale, or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Asset Sale;
●	neither the consummation nor the performance of the Asset Sale will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of, or cause the parties to suffer any adverse consequence under, any applicable law or order;
●	ReShape stockholder approval of the Asset Sale shall have been obtained; and
●	the Merger Agreement shall be in full force and effect such that the transactions contemplated thereby shall be consummated immediately following the closing of the Asset Sale without the further satisfaction of any conditions.

Termination of the Asset Purchase Agreement

The Asset Purchase Agreement may be terminated and the Asset Sale may be abandoned at any time prior to the closing by mutual written agreement of Biorad and ReShape, as well as under certain other circumstances.

The Asset Purchase Agreement may be terminated by either ReShape or Biorad if:

●	at any time prior to the closing, if any of the other party’s covenants contained in the Asset Purchase Agreement has been breached or any of such party’s conditions to the closing of the Asset Purchase Agreement will not be satisfied, and such breach is (i) incapable of being cured by the other party or (ii) has not been cured within 30 days of receipt by the other party of written notice of such breach describing in reasonable detail such breach;
●	the Asset Sale has not been consummated by 5:00 p.m. Pacific Time on March 31, 2025; or
●	by ReShape if the Merger Agreement has been terminated.

Specific Performance

ReShape and Biorad agreed in the Asset Purchase Agreement that if, for any reason, any of the provisions of the Asset Purchase Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would be caused. Accordingly, each of the parties to the Asset Purchase Agreement agreed that, in addition to any other remedies to which it may be entitled, each of the parties to the Asset Purchase Agreement is entitled, in any court having jurisdiction, to an injunction or injunctions to prevent breaches of the Asset Purchase Agreement by the other party and to enforce specifically the terms and conditions of the agreement, without the necessity of posting a bond or other form of security. Each party further acknowledged and agreed that the agreements relating to specific performance are an integral part of the transactions contemplated by the Asset Purchase Agreement and that, without these agreements, the other party would not have entered into the Asset Purchase Agreement.

Governing Law

The Asset Purchase Agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

DESCRIPTION OF RESHAPE’S BUSINESS

In this section, “our”, “we”, “Company” or “ReShape” refers to ReShape Lifesciences Inc.

Our Company

ReShape Lifesciences Inc. is a worldwide premier weight-loss solutions company, offering an integrated portfolio of proven products and services that manage and treat obesity and metabolic disease throughout the care continuum.

Our current portfolio includes the FDA-approved and reimbursed Lap-Band® system, which provides minimally invasive, long-term treatment of obesity and is a safer surgical alternative to more invasive and extreme surgical stapling procedures such as the gastric bypass or sleeve gastrectomy.

Our growth strategy is designed to deliver profitability by year-end, 2024.

KEY GROWTH PILLARS

1. Executing disciplined, metrics-driven business operations
2. Expanding the product portfolio and future product pipeline
3. Ensuring that our portfolio spans the weight loss care continuum and is evidence-based

ReShape Lifesciences

ReShape’s Pillars for Growth

In August of 2022, Paul F. Hickey joined ReShape as President and Chief Executive Officer. Under this new leadership, the Company has pivoted its business strategy with the intent of helping to ensure growth and profitability. The Company has executed the following three growth strategies, or pillars for growth:

●	Growth Pillar I: Executing disciplined, metrics-driven business operations.

In executing the first growth pillar, the Company is focused on revenue growth and profitability, by the end of 2024. This estimated timeline could be compressed or extended depending on many factors, including revenue growth from new product introductions, or strategic investments not yet foreseen.

This first growth pillar remains, in the Company’s opinion, paramount for ReShape to deliver shareholder value and, ultimately, profitability. Starting shortly after Mr. Hickey’s appointment, ReShape has made several operational changes to help ensure future performance and return on investment by prioritizing investments supporting revenue growth.

The Company is prioritizing investments, including marketing automation to support scalable lead acquisition, segmented consumer-centric messaging via an updated website for improved patient engagement, and a frictionless booking system with qualified providers. This is expected to dramatically increase Lap-Band procedures and ultimately revenue. Additionally, the

Company has a 2024 cost reduction plan, which is expected to result in reduction of operating expense by approximately 55.4% from 2023, excluding one-time costs. The company has also taken steps to right-size the organization in several areas to ensure sustainability and scalability.

●	Growth Pillar II: Expanding the product portfolio and future product pipeline.

ReShape’s second growth pillar is intended to further differentiate the Company as a leading provider of innovative products and services to meet unmet customer needs. ReShape is committed to drive and scale its new product development and commercialization capacity, providing a cadence of new product introductions and revenue growth. The growth can either be through organic internal Research and Development efforts, or through strategic partnerships, mergers, or acquisitions. Key growth drivers within second growth pillar include:

Lap-Band 2.0 FLEX System - New product revenues for the Lap-Band 2.0 FLEX system (“Lap-Band 2.0”), for which the Company received FDA approval during December 2023 and completed the first successful surgeries in early 2024. Similar to the current Lap-Band, the Lap-Band 2.0 is adjustable, postoperatively, to increase or decrease the opening of the band to optimize an individual’s eating habits and comfort, thereby improving therapy effectiveness. At the same time, a new feature of the Lap-Band 2.0 is a band reservoir technology that serves as a relief valve. Pieces of food that are too large to pass through the narrowed passage, created by the current band, can pass through because the new feature allows the band to relax momentarily and then return to its resting diameter. This could potentially allow for increased Lap-Band constriction and resultant satiety, while helping to minimize discomfort from swallowing large pieces of food, which may otherwise require emergency in-office patient band adjustments. Based on customer feedback, Lap-Band 2.0 will allow us to engage new surgeons and reengage many of those who have used the Lap-Band, historically.

ReShape Obalon Balloon - The ReShape Obalon® Balloon system is the first and only swallowable, gas filled, FDA-approved balloon system. In 2023 the Company established an OEM partnership with Biorad Medisys (“Biorad”), based in India that will support the successful relaunch and commercialization of the balloon system. We anticipate having access to the Obalon Balloon system later in 2024 for the distribution in the U.S. and other regions globally. In addition, the strategic partnership with Biorad contemplates potential manufacturing transfer of other products to further improve ReShape’s overall gross margin.

DBSN Device - ReShape remains committed to furthering our proprietary Diabetes Bloc-Stim Neuromodulation (DBSNTM) technology that can potentially reduce the dependence on medications by those with type 2 diabetes. The DBSNTM device is a technology under development as a new treatment for type 2 diabetes mellitus. The device is expected to use bioelectronics to manage blood glucose in the treatment of diabetes and individualized 24/7 glucose control. Preclinical evidence on the DBSN device was presented at multiple conferences. The DBSN technology development has received nondilutive NIH grant support.

●	Growth Pillar III: Ensuring that our portfolio spans the weight loss care continuum and is evidence based.

ReShape’s third growth pillar represents the Company’s commitment to collaborate with healthcare professionals worldwide and further develop evidence supporting ReShape’s portfolio of treatment options. Aligned with goal of pillar three, in early 2023, ReShape established their first-ever global Scientific Advisory Board (SAB) to provide needed expertise and feedback on initiatives related to the Company’s growth pillars. The SAB is fully engaged in helping validate company strategies to collect and publish data on both our Lap-Band 2.0 and data on Lap-Band patients who are also using GLP-1s as a combination therapy. Combination therapies comprising GLP-1s and other gastric surgeries, including the Lap-Band, are being prescribed today, to help those who have plateaued with their weight loss.

Our Product Portfolio

Lap-Band System

The Lap-Band System is designed to provide minimally invasive long-term treatment of severe obesity and is an alternative to more invasive surgical stapling procedures such as the gastric bypass or sleeve gastrectomy. Unlike other invasive anatomy altering procedures, the Lap-Band System is adjustable post-operatively via a saline-filled silicone band that is laparoscopically placed around the upper part of the stomach through small laparoscopic incisions, creating a small pouch at the top of the stomach, which slows the passage of food and creates a sensation of fullness. The procedure can normally be performed as an outpatient procedure and patients can go home the day of the procedure without the need for an overnight hospital stay.

Lap-Band 2.0 System

The Lap-Band 2.0, like the original Lap-Band System, is designed to provide minimally invasive long-term treatment of severe obesity and is an alternative to more invasive surgical stapling procedures such as the gastric bypass or sleeve gastrectomy. Unlike more invasive and anatomy altering surgeries, the Lap-Band 2.0 is adjustable postoperatively to increase or decrease the pressure to the band in order to optimize an individual’s comfort and therapy effectiveness. The Lap-Band 2.0 system includes a reservoir technology designed to minimize postoperative in-office patient band adjustments, thereby potentially improving an individual’s tolerance for the Lap-Band 2.0.

ReShape Calibration Tubes

The ReShape Calibration tubes are multifunctional devices compared to reusable bougies and disposable gastric tubes. The Calibration tubes are designed to fit the lesser curvature of the stomach more easily and quickly reach the pylorus. In August of 2022, we announced FDA clearance of three new sizes – 32, 36, and 40 French – all designed to simplify bariatric procedures such as laparoscopic sleeve gastrectomy, gastric bypass, and adjustable gastric banding. During the first quarter of 2023, we fully released this product and continue to ramp up production.

ReShape Obalon Balloon System

The FDA PMA approved Obalon Balloon System, is not currently manufactured and distributed for commercial sales, consists of a swallowable capsule that contains an inflatable balloon attached to a microcatheter; the Obalon Navigation System console, has FDA PMA supplemental approval, is a combination of hardware and software used to dynamically track and display the location of the balloon during placement; the Obalon Touch Inflation Dispenser, which is a semi-automated, hand-held inflation device used to inflate the balloon once it is placed; and a disposable canister filled with our proprietary mixture of gas.

DBSN Device

The DBSN device, that is not currently available for commercial sales, is a technology under development as a new treatment for type 2 diabetes mellitus (T2DM). It combines ReShape Lifesciences’ proprietary Vagus Nerve Block (vBloc) technology platform in combination with Vagus nerve stimulation. This new dual Vagus nerve neuromodulation device selectively modulates vagal blocking and stimulation to the liver and pancreas to manage blood glucose. Our DBSN device is expected to use bioelectronics to manage blood glucose in treatment of diabetes and individualized 24/7 glucose control. The goal is to reduce costs of treatment and complications that arise from poorly controlled blood glucose and non-compliance to T2DM medication.

Our Strategic Focus

Develop and Commercialize a Differentiated Portfolio of Products/Therapies

ReShape Lifesciences Inc. is the premier physician-led weight-loss and metabolic health-solutions company, offering an integrated portfolio of proven products and services that manage and treat obesity and metabolic disease. An overarching strategy for our Company is to develop and commercialize products, programs and services portfolio that is differentiated from our competition by offering transformative technologies that consists of a selection of patient-friendly, non-anatomy changing, lifestyle enhancing products, programs and services that provide alternatives to more invasive bariatric surgeries, and help patients achieve healthy and durable weight loss. Current offerings include the Lap-Band System and accessories, and recently approved Lap-Band 2.0. The FDA approved Obalon Balloon System, which has been off the market since March 2020 and was acquired in connection with the Obalon merger in June of 2021, has not yet been re-introduced to the marketplace. We believe that we are well positioned for the existing market and can serve more of the overweight and obese population with our solutions and thereby help expand the addressable market for obesity.

Drive the Adoption of Our Portfolio through Obesity Therapy Experts and Patient Ambassadors

Our clinical development strategy is to collaborate closely with regulatory bodies, healthcare providers, obesity therapy lifestyle experts and others involved in the obesity management process, patients and their advocates and scientific experts. We have established relationships with physicians, obesity therapy experts, patient advocates, media experts and other market drivers we believe will provide important support towards promoting patient awareness and gaining widespread adoption of the Lap-Band, its accessories, Lap-Band 2.0 and the possible re-introduction of the Obalon Balloon System.

Expand and Protect Our Intellectual Property Position

We believe that our issued patents and our patent applications encompass a broad platform of therapies focused on obesity, diabetes, hypertension and other gastrointestinal disorders. We intend to continue to pursue further intellectual property protection through U.S. and foreign patent applications.

On March 9, 2023, we filed a patent infringement complaint against Allurion Technologies, Inc. in the U.S. District Court for the District of Delaware. The complaint alleged that Allurion is infringing at least two claims of our U.S. Patent No. 10,463,520, which is related to our intellectual property portfolio, by making the Allurion Gastric Balloon system in the U.S. for exportation and/or sales from the U.S and/or for potential sales in the U.S. relating to Allurion’s application to the FDA to sell the Allurion Gastric Balloon in the U.S. The complaint sought, among other relief, damages for Allurion’s alleged infringement of the ‘520 patent, in an amount not less than a reasonable royalty. On May 31, 2023, we filed a voluntary dismissal, without prejudice, of the complaint, which reserves our right to assert the claim against Allurion. Since that time, in October 2023, we have been issued another patent, U.S. Patent No. 11,779,482, which arises out of the same family as the ‘520 patent, and also applies to the Allurion Gastric Balloon system. We are also pursuing a third patent out of the same family, which we expect to be issued soon. This matter is in its early stages and we are unable to predict its outcome at this time. However, we intend to continue to vigorously protect and enforce our intellectual property rights.

Our Market

The Obesity and Metabolic Disease Epidemic

Obesity is a disease that has been increasing at an alarming rate with significant medical repercussions and associated economic costs. The World Health Organization (“WHO”) currently estimates that more than 2.5 billion adults, approximately 30% of the global population, are considered overweight or obese. This number has a projected increase to 50% by 2030. The global economic impact of obesity is approximately $2.0 trillion, or approximately 2.8% of global GDP. Healthcare costs for severely or morbidly obese adults are 81% higher than for healthy weight adults and obesity is responsible for 5% of deaths worldwide. We believe our products and programs and product candidates could address a $1.64 billion per year and growing global surgical device market. The Bariatric Surgical Device market is projected to be a $2.8 billion worldwide market ($1.8 billion in the U.S.) by 2025, the Virtual Healthcare Delivery market is projected to be $95 billion worldwide by 2026, and the Global Weight Loss and Obesity Management market is expected to rise to an estimated value of $300 billion with a compound annual growth rate of 6.7% from 2019 to 2026.

We believe that this epidemic will continue to grow worldwide given dietary trends in developed nations that favor highly processed sugars, larger meals and fattier foods, as well as increasingly sedentary lifestyles. Despite the growing obesity rate, increasing public interest in the obesity epidemic and significant medical repercussions and economic costs associated with obesity, there continues to be a significant unmet need for effective treatments.

The United States Market

Obesity has been identified by the U.S. Surgeon General as the fastest growing cause of disease and death in the United States. Currently, it is estimated that approximately 160 million American adults are overweight or obese, 74 million American adults are overweight, 78 million American adults are obese or severely obese, and 24 million American adults are morbidly obese. It is estimated that if obesity rates stay consistent, 51% of the U.S. population will be obese by 2030. According to data from the U.S. Department of Health and Human Services, almost 80% of adults with a BMI above 30 have comorbidity, and almost 40% have two or more of these comorbidities. According to The Obesity Society and the CDC, obesity is associated with many significant weight-related comorbidities including Type 2 diabetes, high blood-pressure, sleep apnea, certain cancers, high cholesterol, coronary artery disease, osteoarthritis and stroke. According to the American Cancer Society, 572,000 Americans die of cancer each year, over one-third of which are linked to excess body weight, poor nutrition and/or physical inactivity. Over 75% of hypertension cases are directly linked to obesity, and more than 90% of the approximately 28 million U.S. adults with Type 2 diabetes are overweight or have obesity.

Currently, medical costs associated with obesity in the U.S. are estimated to be up to $210.0 billion per year and nearly 21% of medical costs in the U.S. can be attributed to obesity. Approximately $1.5 billion was spent in 2015 alone in the U.S. on approximately 200,000 bariatric surgical procedures to treat obesity. By 2025, it is estimated that up to $3.8 billion will be spent in the U.S. on approximately 800,000 bariatric surgical procedures to treat obesity. Researchers estimate that if obesity trends continue, obesity-related medical costs could rise by another $44-$66 billion each year in the U.S. by 2030. The medical costs paid by third-

party payers for people who are obese were $2,741 per year, or 42% higher than those of people who are normal weight and the average cost to employers is $6,627 to $8,067 per year per obese employee (BMI of 35 to 40 and higher).

Current Treatment Options and Their Limitations

We believe existing bariatric surgery and endoscopic procedural options for the treatment of obesity have seen limited adoption to date, with approximately 1% of the obese population qualifying for treatment actually seeking treatment, due to patient concerns and potential side effects including permanently altered anatomy and morbidity. The recent adoption surge of GLP-1 agonists for weight loss and related big-pharma marketing efforts have significantly increased the number of overweight and obese individuals who are seeking medically managed weight loss.

The principal treatment alternatives available today for obesity include:

●	Behavioral modification. Behavioral modification, which includes diet and exercise, is an important component in the treatment of obesity; however, most obese patients find it difficult to achieve and maintain significant weight loss with a regimen of diet and exercise alone.
●	Pharmaceutical therapy. Pharmaceutical therapies often represent a first option in the treatment of obese patients but carry significant safety risks and may present troublesome side effects and compliance issues.
●	Bariatric Surgery and Endoscopic Procedures. In more severe cases of obesity, patients may pursue more aggressive surgical treatment options such as sleeve gastrectomy and gastric bypass. These procedures promote weight loss by surgically restricting the stomach’s capacity and outlet size. While largely effective, these procedures generally result in major lifestyle changes, including dietary restrictions and food intolerances, and they may present substantial side effects and carry short- and long-term safety and side effect risks that have limited their adoption.

Given the limitations of behavioral modification, the inaccessibility, side-effects, and durability of pharmaceutical therapy, and the invasive and irreversible nature of other bariatric surgical approaches, we believe that there is a substantial need for the less invasive, adjustable, and reversable Lab-Band.

Our Competition

The market for obesity treatments is competitive, subject to technological change and significantly affected by new product development. Our primary competition in the obesity treatment market is currently from bariatric laparoscopic and endoscopic procedures, and the recently introduced GLP-1 pharmaceuticals.

Our Lap-Band System competes, and we expect that our Obalon Balloon System may compete, with surgical and endoscopic obesity procedures, including gastric bypass, gastric balloons, sleeve gastrectomy and the endoscopic sleeve. These current surgical procedures are performed in less than 1% of all eligible obese patients today. Outside of the Obalon Balloon System which we recently acquired, other current manufacturers of gastric balloon and suturing products that are approved in the United States include Boston Scientific (ORBERA Intragastric Balloon System and OverStitch Endoscopic Suturing System) and Spatz Medical.

In June 2016, Aspire Bariatrics, Inc. received FDA approval for the Aspire Assist® System, an endoscopic alternative to weight loss surgery for people with moderate to severe obesity. Due to the financial impact of the COVID-19 pandemic, Aspire Bariatrics shut down operations and withdrew its product from the market in April 2022. We are also aware that GI Dynamics, Inc. has received approvals in various international countries to sell its EndoBarrier Gastrointestinal Liner.

We also compete against the manufacturers of pharmaceuticals that are directed at treating obesity and the 99% of obese patients eligible for surgery that are not willing to pursue a surgical option. We are aware of a number of drugs that are approved for long-term treatment of obesity in the United States: Orlistat, marketed by Roche as Xenical and GlaxoSmithKline as Alli, Belviq marketed by Arena Pharmaceuticals, Inc., Qsymia, marketed by VIVUS, Inc.,Contrave, marketed by Orexigen Therapeutics, Inc. Wogovy/Ozempic marketed by Novo Nordisk. While considered a competitive therapy, we expect that the marketing of these pharmaceuticals will increase awareness and help normalize obesity treatment. Further, we some surgeons will use pharmaceuticals to coincide with a Lap-Band placement.

In addition to competition from surgical obesity procedures, we compete with several private early-stage companies developing neurostimulation devices for application to the gastric region and related nerves for the treatment of obesity. Further, we know of two intragastric balloon companies in the U.S., Spatz Medical, which received FDA approval of the Spatz3 Adjustable Balloon in October of 2021, and Allurion Technology’s Elipse Balloon, which is in either clinical trials or working toward clinical trials in the U.S. These companies may prove to be significant competitors, particularly through collaborative arrangements with large and established companies. They also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

We believe that the principal competitive factors in our market include:

●	acceptance by healthcare professionals, patients and payers;
●	published rates of safety and efficacy;
●	reliability and high-quality performance;
●	effectiveness at controlling and/or resolving comorbidities such as diabetes and hypertension;
●	invasiveness and the inherent reversibility of the procedure or device;
●	cost and average selling price of products and relative rates of reimbursement;
●	effective marketing, training, education, sales and distribution;
●	regulatory and reimbursement expertise;
●	technological leadership and superiority;
●	speed of product innovation and time to market.

Many of our competitors are larger than we are, and they may enjoy several competitive advantages over us, including:

●	stronger name recognition;
●	existing relations with healthcare professionals, customers and third-party payers;
●	established distribution networks;
●	significant experience in research and development, manufacturing, preclinical testing, clinical trials, obtaining regulatory approvals, obtaining reimbursement and marketing approved products; and
●	greater financial and human resources.

As a result, we cannot assure you that we will be able to compete effectively against these companies or their products.

Market Opportunity

Given the limitations of behavioral modification, pharmaceutical therapy and traditional bariatric surgical approaches, we believe there is a substantial need for patient-friendly, safer, effective and durable solutions that:

●	provide proven, long-term weight loss;
●	preserve normal anatomy;
●	are adjustable in an office setting for individual patient needs and long term efficacy;

●	are “non-punitive” in that they support continued ingestion and digestion of foods and micronutrients such as vitamins and minerals found in a typical, healthy diet while allowing the user to modify his or her eating behavior appropriately without inducing punitive physical restrictions that physically force a limitation of food intake;
●	diminish undesirable side-effects;
●	facilitate outpatient surgical procedures;
●	minimize the risks of re-operations, malnutrition and mortality;
●	reduce the natural hunger drive of patients; and
●	are reversible, if necessary or desired, while preserving anatomy.

Our Intellectual Property

In order to remain competitive, we must develop and maintain protection of the proprietary aspects of our technologies. We rely on a combination of patents, trademarks, trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. Our patent applications may not result in issued patents and our patents may not be sufficiently broad to protect our technology. Any patents issued to us may be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that does not infringe our patents. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

Lap-Band

As of December 31, 2023, we had approximately 50 total patents, 28 U.S. and 22 foreign, related to our Lap-Band System. The international patents and patent applications are in regions including Germany, France, Spain, the United Kingdom, Mexico, Canada, Italy, the Netherlands, Portugal, Ireland, Belgium, Poland, Australia, and South Korea. The issued patents expire between the years 2023 and 2031.

We also have 48 total U.S. and international trademarks for the Lap-Band brand name.

ReShape Vest

As of December 31, 2023, we had four granted U.S. patents and four granted foreign patents in China, Israel, Canada and Australia related to our ReShape Vest. The patents expire between the years 2028 and 2038.

We also have U.S. and international trademark applications for the ReShape Vest brand name.

Obalon

As of December 31, 2023, we had 46 granted U.S. patents and 5 granted foreign patents related to our Obalon portfolio. The patents expire between the years 2028 and 2031.

DBSN Device

As of December 31, 2023, we had 9 U.S. patents issued and 45 foreign patents issued. In addition, we have filed a trademark application for Bloc-Stim Neuromodulation. The USPTO Examiner is reviewing the application and provided the Company with a disclaimer being required for “Neuromodulation”, as this a standard requirement for words that are in the standard vernacular.

Sales and Distribution

We market directly to patients but sell the Lap-Band program to select qualified surgical centers throughout the U.S. and internationally having patients that would like to treat obesity and its comorbidities. The centers then perform the Lap-Band procedure and are most-commonly reimbursed by leading insurance providers in the U.S. and government health services in many areas outside the U.S. Alternatively, surgical centers can offer the Lap-Band as a cash-pay procedure. Our sales representatives are supported by field-based experts who provide training, technical support, and other support services at various medical centers. Our sales representatives help implement consumer marketing programs and provide surgical centers and certified surgeons with educational patient materials.

In August of 2022, we shifted away from national advertising campaign initiatives and focusing on digital marketing channels including search engine ads and social media channels. This shift in marketing is 100% aligned with the Company’s focus on expanding Lap-Band use while ensuring a sustainable (profitable) business. The shift to a more targeted and regionalized marketing program allows us to better support interested potential Lap-Band patients while also reducing the overall costs for lead generation programs. This strategy also aligns with our key surgeon Lap-Band programs across the U.S.; surgeons who participate in local co-op marketing and educational initiatives in their communities.

During 2023, our international sales efforts were through a combination of agent and distributor sales channels, with a focus on top Lap-Band customers in Australia, the Middle East, Canada and select countries in Europe.

Our Manufacturers and Suppliers

To date, all of the materials and components for our products, as well as any related outside services, are procured from qualified suppliers and contract manufacturers in accordance with our proprietary specifications. All of our key manufacturers and suppliers have experience working with commercial implantable device systems, are ISO certified and are regularly audited by various regulatory agencies including the FDA. Our key manufacturers and suppliers have a demonstrated record of compliance with international regulatory requirements. In July 2021 we announced that we had completed our Lap-Band manufacturing transition from Apollo Endosurgery, Inc. to a Massachusetts-based contract manufacturer.

Given that we rely on third-party manufacturers and suppliers to produce our products, our ability to increase production going forward will depend upon the experience, certification levels and large-scale production capabilities of our suppliers and manufacturers. Qualified suppliers and contract manufacturers have been and will continue to be selected to supply products on a commercial scale according to our proprietary specifications. Our FDA approval process requires us to name and obtain approval for the suppliers of key components of the Lap-Band System.

Many of our parts are custom designed and require custom tooling and, as a result, we may not be able to quickly qualify and establish additional or replacement suppliers for the components of our products. Any new approvals of vendors required by the FDA or other regulatory agencies in other international markets for our products as a result of the need to qualify or obtain alternate vendors for any of our components would delay our ability to sell and market our products and could have a material adverse effect on our business.

We believe that our current manufacturing and supply arrangements will be adequate to continue our ongoing commercial sales and our ongoing and planned clinical trials. In order to produce our products in the quantities we anticipate to meet future market demand, we will need our manufacturers and suppliers to increase, or scale up, manufacturing production and supply arrangements by a significant factor over the current level of production. There are technical challenges to scaling up manufacturing capacity and developing commercial-scale manufacturing facilities that may require the investment of substantial additional funds by our manufacturers and suppliers and hiring and retaining additional management and technical personnel who have the necessary experience. If our manufacturers or suppliers are unable to do so, we may not be able to meet the requirements to expand the launch of the product in the United States or launch the product internationally or to meet future demand, if at all. We may also represent only a small portion of our suppliers’ or manufacturers’ business and if they become capacity constrained, they may choose to allocate their available resources to other customers that represent a larger portion of their business. If we are unable to obtain a sufficient supply of our product, our revenue, business and financial prospects would be adversely affected.

Government Regulations

Our products and operations are subject to extensive and rigorous regulation by the FDA and other federal, state and local authorities, as well as foreign regulatory authorities. The FDA regulates, among other things, the research, development, testing, design, manufacturing, approval, labeling, storage, recordkeeping, advertising, promotion and marketing, distribution, post approval monitoring and reporting and import and export of medical devices in the United States to assure the safety and effectiveness of medical products for their intended use. The Federal Trade Commission also regulates the advertising of our products in the United States. Further, we are subject to laws directed at preventing fraud and abuse, which subject our sales and marketing, training and other practices to government scrutiny.

Regulatory system for medical devices in the United States

Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FFDCA, also referred to as a 510(k) clearance, or approval from the FDA of a premarket approval (“PMA”) application. Both the 510(k) clearance and PMA approval processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.

Device Classification

Under the FFDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to a set of FDA regulations, referred to as the General Controls for Medical Devices, which require compliance with the applicable portions of the Quality System Regulations, or QSR, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

The Investigational Device Process

In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an IDE application. Some types of studies considered to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed, and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.

All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s good clinical practice regulations for institutional review board approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the

FDA. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product.

The 510(k) Clearance Process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to a legally marketed predicate device.

A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite PMA application(s).

The PMA Approval Process

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

●	device may not be shown safe or effective to the FDA’s satisfaction;
●	data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;
●	the manufacturing process or facilities may not meet applicable requirements; and
●	changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains several conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and several devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for several years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer-term safety and effectiveness data for the device. The FDA may also require post-market surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use. Our vBloc, Lap-Band System and Intragastric balloons, including the Obalon Balloon System, Obalon Navigation System and Dispenser are considered Class III medical devices. In order to support a PMA application, the FDA required the Company to conduct rigorous and expensive trials, one of which was a double-blinded, randomized, sham-controlled study. We will be required to file new PMA applications or PMA supplement applications for modifications to our PMA-approved Lap-Band System, Obalon Balloon System and Obalon Navigation System and Dispenser or any of their respective components, including modifications to our manufacturing processes, device labeling and device design, based on the findings of post-approval studies.

Pervasive and Continuing FDA Regulation

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements continue to apply. These include:

●	The FDA’s QSR, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;
●	labeling regulations, unique device identification requirements and FDA prohibitions against the promotion of products for uncleared, unapproved or off label uses;

●	advertising and promotion requirements;
●	restrictions on sale, distribution or use of a device;
●	PMA annual reporting requirements;
●	PMA approval of product modifications;
●	PMA approval of product;
●	Medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;
●	medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
●	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;
●	an order of repair, replacement or refund;
●	device tracking requirements; and
●	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Since February 2017, the FDA has issued three separate letters to healthcare providers warning of serious adverse events, including deaths, which are specific to liquid-filled intragastric balloons. We are aware of the filing of additional reports of serious adverse events, including deaths, associated with liquid-filled balloons since the issuance of the FDA letters to healthcare providers. While the advisory letters were specific to liquid-filled intragastric balloons and not the Obalon gas-filled balloons, these letters could create negative perceptions of the entire gastric balloon category which may cause negative consequences for us including requiring additional warnings, precautions and/or contraindications in the labeling than originally required, delaying or denying approval of our future products, or possible review or withdrawal of our current approval. Since Obalon Therapeutics began selling in United States in January 2017—before the merger – Obalon Therapeutics has reported adverse events relating to patient injuries associated with use of the Obalon balloon in the FDA’s MAUDE database.

The FDA has broad post-market and regulatory enforcement powers. Medical device manufacturers are subject to unannounced inspections by the FDA and other state, local and foreign regulatory authorities to assess compliance with the QSR and other applicable regulations, and these inspections may include the manufacturing facilities of any suppliers.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

●	warning letters, fines, injunctions, consent decrees and civil penalties;
●	unanticipated expenditures, repair, replacement, refunds, recall or seizure of our products;
●	operating restrictions, partial suspension or total shutdown of production;
●	the FDA’s refusal of our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

●	FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries;
●	withdrawing 510(k) clearance or premarket approvals that have already been granted; and
●	criminal prosecution.

Regulatory System for Medical Devices in Europe

The European Union (“EU”) consists of member states residing in the European Union and has a coordinated system for the authorization of medical devices. As of May 26, 2021, the European Union has adopted Regulation (EU) 2017/745 of the European Parliament and of the Council of 5 April 2017 on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009. The Medical Device Regulation 2017/745, or EU MDR repeals Directive 93/42/EEC, which concerns medical devices, and Directive 90/385/EEC, which concerns active implantable medical devices, as of 26 May 2021. The EU allows a transition period from Directive 93/42/EEC and Directive 90/385/EEC to Regulation (EU) 2017/745, that will end 26 May 2024.

Article 120(3) of the Medical Device Regulation (EU) 2017/745 (MDR), last amended by Regulation (EU) 2023/607, states that devices which continue to comply with the AIMDD or MDD may be placed on the market or put into service until 31 December 2027 for Class IIb implantable (Lap-Band and Obalon Balloon System), or 31 December 2028 for Class IIa devices (ReShape Calibration Tubes, provided the conditions set out in Article 120(3c) MDR are fulfilled. In addition, the “Sell Off” periods have been removed. (Regulation (EU) 2023/607).

These devices are called ‘legacy devices’ and in line with MDCG Guidance Document 2021-253, ‘legacy devices’ should be understood as devices, which, in accordance with the MDR’s transitional provisions, are placed on the market after the MDR’s date of application (i.e. 26 May 2021) if certain conditions are fulfilled. Those devices can be:

●	devices which are class I devices under Directive 93/42/EEC (MDD), for which an EC declaration of conformity was drawn up prior to 26 May 2021 and for which the conformity assessment procedure under the MDR requires the involvement of a notified body;
●	devices covered by a valid EC certificate issued in accordance with Directive 90/385/EEC (AIMDD) or the MDD prior to 26 May 2021.

The conditions are set out in Article 120(3c) MDR and include, among others, that legacy devices must continue to comply with the AIMDD/MDD, as applicable, and that there are no significant changes in the design or intended purpose of the device. Therefore, it is important for manufacturers and notified bodies to have a clear understanding as to what changes to design or intended purpose would be considered ‘significant’. It is essential for legacy devices that their certificates remain valid following changes that are not significant with regard to design or intended purpose and that the required appropriate surveillance is carried out.

The EU MDR aims to ensure the smooth functioning of the internal market as regards medical devices, taking as a base a high level of protection of health for patients and users, and considering the small- and medium-sized enterprises that are active in this sector. At the same time, this Regulation sets high standards of quality and safety for medical devices in order to meet common safety concerns as regards such products. Both objectives are being pursued simultaneously and are inseparably linked whilst one not being secondary to the other. As regards Article 114 of the Treaty on the Functioning of the European Union (TFEU), this Regulation harmonises the rules for the placing on the market and putting into service of medical devices and their accessories on the Union market thus allowing them to benefit from the principle of free movement of goods. As regards Article 168(4)(c) TFEU, this Regulation sets high standards of quality and safety for medical devices by ensuring, among other things, that data generated in clinical investigations are reliable and robust and that the safety of the subjects participating in a clinical investigation is protected.

The system of regulating medical devices operates by way of a certification for each medical device. Each certificated device is marked with CE mark which shows that the device has a Certificat de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the EUMDR within their jurisdiction. The means for achieving the requirements for CE mark varies according to the nature of the device. Devices are classified in accordance with their perceived risks, similarly to the U.S. system. The class of a product determines the requirements to be fulfilled before CE mark can be placed on a product, known as a conformity assessment. Conformity assessments for our products have carried out as required by the MDD.

Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states.

Per MDD 93/42/EEC on Medical Devices, Annex II excluding Section 4, the Lap-Band System is considered a Class IIb device and few of the system’s components are considered Class IIa devices. The vBloc, was never commercialized in the EU. The Obalon Balloon System, when delivered with a cellulose-based capsule was considered a Class IIb product under MDD. Prior to the merger, Obalon Therapeutics’ management believed the Obalon Navigation System and the Obalon Touch Inflation Dispenser are Class I products not requiring Notified Body approval.

ReShape Lifesciences has engaged with its European Notified Body—British Standards Institute (BSI) to transition our products under EU MDR. The Lap-Band and ReShape Calibration Tubes Technical Documentations (TDs) are currently under EU MDR conformity assessment by BSI.

Regulatory frameworks for medical devices in certain countries in Asia Pacific and the Middle East

Australia

ReShape Lifesciences is the legal manufacturer of the Lap-Band System and accessories under the Australian Register of Therapeutic Goods (ARTG), in Australia.

Middle East

Unlike Europe, while the Gulf Cooperation Council, or GCC, jurisdictions often work together to purchase certain medical products in a coordinated fashion for government hospitals, there is not a coordinated system for the authorization of medical devices. Most GCC jurisdictions require that the official registered distributor of a product be wholly owned by nationals of that particular GCC jurisdiction.

ReShape distributes the Lap-Band System and accessories in the Middle East through a distributor. Product is shipped to the Kingdom of Saudi Arabia (KSA) and the United Arab Emirates (UAE).

Obalon Therapeutics ceased distribution of the Obalon System, the Obalon Navigation System and the Obalon Touch Inflation Dispenser in the Middle East prior to the June 16, 2021, merger.

Kingdom of Saudi Arabia, or KSA

The most pertinent regulation is the Interim Regulation for Medical Devices, issued by the Saudi Food & Drug Authority, or SFDA, Board of Directors’ Decree number 1-8-1429 dated approximately December 27, 2008, and the implementing regulations of the same. The SFDA is an independent regulatory body that is responsible for the authorization of medical devices, and current guidelines are generally based on pre-existing approval in one of the five founding member nations of the Global Harmonization Task Force, or GHTF, which are Australia, Canada, United States, European Union and Japan. There are no overt requirements for the provision of safety and effectiveness data in the form of clinical trials or other studies, but these would likely come as a part of the approvals described above that are used as a basis to support approval within the KSA. The SFDA reserves its rights to require its own independent clinical trials as it deems necessary or appropriate. Regulatory authorization is required for all medical devices, regardless of device class. A potential exception to this requirement is for medical devices that were designed and constructed by local health care facility and staff for internal use. Similar to the United States, the SFDA requires post market surveillance to ensure safety and quality. This program is meant to be conducted by the Authorized Representative. With respect to the use of medical devices, it is the responsibility of the health care institution to inform the manufacturer and the SFDA of any adverse events associated with this use.

The SFDA has approved the Medical Device Market Authorization, or MDMA application and the listing of ReShape Lifesciences as the legal manufacturer of the Lap-Band System and accessories in KSA.

United Arab Emirates, or UAE

The most pertinent regulation is UAE Federal Law No. 4 of 1983 for the Pharmaceutical Profession and Institutions and to Medical Device Regulations. There are many similarities between the SFDA and the Registration and Drug Control Department that is run out of the Ministry of Health & Prevention of the UAE. Applications for registration of medical devices in the UAE are done with the UAE Ministry of Health Registration & Drug Control Department and must include data on effectiveness in addition to safety (a nod to the requirements of the FDA). The UAE body has its own device classification system that is most closely related to that used by the European Union, defined as class 1, low risk; class 2, medium risk but nonimplantable; class 3, medium risk but implantable; and class 4, high risk.

Brexit

The UK Medicines & Healthcare Products Regulatory Agency, or MHRA is responsible for regulating medical devices in Great Britain. The MHRA plans changes to the UK’s Medical Devices Regulations 2002 as part of a broader transition away from European Union legal and regulatory systems.

In addition, the Trade Deal between the UK and the EU generally provides for cooperation and exchange of information between the parties in the areas of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls. As such, processes for compliance and reporting should reflect requirements from regulatory authorities.

CE Marks issued by EU-recognized notified bodies will continue to be valid in for medical devices placed on the Great Britain market – England, Scotland, and Wales until December 31, 2024. Until that date, MHRA accepts the CE Marking and requires registering active implantable medical devices, Class III medical devices, Class IIb implantable medical devices and IVD List A devices by May 1, 2021. After December 31, 2024, the UK Conformity Assessment (UKCA) marking will be mandatory. In Northern Island, CE Marking issued by EU-recognized notified bodies will continue to be valid until current CE cert under Medical Device Directive (MDD) expires, after which date, CE marking needs to be approved under EU Medical Device Regulation (EU MDR). ReShape Lifesciences is compliant with the registration requirements and is registered in England, Scotland, Wales, and Northern Ireland. Additionally, the EU no longer recognizes conformity assessment activities performed by UK notified bodies for medical devices placed on the market since January 1, 2021. Notified bodies must be located in a European Union member state, or territory where there is a mutual recognition agreement, or MRA; there is currently no such MRA. The new legislation may create an extra hurdle for manufacturers and thereby limit the availability and/or increase prices of our medical devices in the UK.

The UK government published Statutory Instruments 2023 No. 627, The Medical Devices (Amendment) (Great Britain) Regulations 2023 on June 9, 2023, to extend the deadlines for placing CE Marked devices on the GB market. The date CE Marked devices can be placed on the Great Britain market has been extended to December 31, 2027. After this date the UKCA Mark will be required.

The UK government proposed to adopt the draft Post-Market Surveillance Requirements Statutory Instrument (PMS SI) in December 2023 and to enforce in June 2024. Supplementary guidance will also be published.

Our Products

The ReShape Lifesciences’ Lap-Band System, the Obalon Balloon System, Obalon Navigation system and Obalon Touch Inflation Dispenser, and their respective components are medical devices that required a PMA submission form and approval by the FDA for commercial use in the United States. ReShape Lifesciences’ vBloc neuromodulation system, which was approved by the FDA for treating obesity is no longer commercialized.

FDA approved the Lap-Band System in 2001. The Lap-Band System was approved for use in the U.S. for patients with a BMI greater than or equal to 40 or a BMI greater than or equal to 30 with one or more obesity-related comorbidity conditions.

The Lap-Band System was CE marked in 1997. The method of assessing conformity with applicable regulatory requirements varies depending on the class of the device, but for our Lap-Band System, the method involved a combination issuance of declaration of conformity by the manufacturer of the safety and performance of the device, and a third-party assessment by a Notified Body of the design of the device and of our quality system. A Notified Body is a private commercial entity that is designated by the national government of a member state as being competent to make independent judgments about whether a product complies with applicable regulatory requirements. The assessment included, among other things, a clinical evaluation of the conformity of the device with applicable regulatory requirements. We use BSI as the Notified Body for our CE marking approval process.

The Lap-Band 2.0 FLEX system received approval in December 2023. We had our first successful surgeries with this system in early 2024.

Continued compliance with CE marking requirements is enforced through periodic facility inspections by the Notified Body, which may be unannounced. Because we rely on contract manufacturing sites and service providers, these additional sites may also be subject to these Notified Body unannounced inspections.

The Obalon Balloon System was approved in January 2017 and the Obalon Navigation system and Obalon Touch Inflation Dispenser were approved on December 20, 2018. All of the above-listed devices were approved with post-approval conditions intended to ensure the safety and effectiveness of these devices. ReShape Lifesciences assumed and complies with all post market requirements for the Lap-Band System, the Obalon Navigation system, and Obalon Touch Inflation Dispenser.

Obalon Balloon System

Obalon Balloon favorable safety profile, In the pivotal SMART trial, only one of 336 (0.3%) patients that received the Obalon balloon experienced a serious adverse device event (SADE) and in data presented at the American Society for Metabolic and Bariatric Surgery Meeting from the first year of commercial experience, only two of 1,343 (0.14%) patients that received our Obalon balloon experienced a SADE. Historically, the reported rate of SADEs reported to Obalon in commercial use is consistent with that experienced in the pivotal SMART trial or the data from their first year of commercial experience.

In addition, data published and presented from Obalon’s commercial registry demonstrates greater weight loss in the commercial setting as compared to the pivotal clinical study used to support FDA approval. In May 2019, Obalon updated data from their commercial registry to include 1,411 total patients from 143 treatment sites in the United States. In this data set, for those patients receiving three balloons and at least 20 weeks of therapy, the average weight loss was 21.7 pounds, resulting in a 10.2% reduction in total body weight. Of note, 50.7% of patients lost 10% or more total body weight and 77.9% lost 5% or more total body weight.

Obalon Balloon improved patient tolerability and comfort. The Obalon balloon is inflated with a proprietary mix of gas. This creates a light, buoyant balloon that floats at the top of the stomach instead of sinking to the bottom of the stomach like a traditional liquid-filled intragastric balloon. Further, the Obalon Balloon System consists of three separate 250cc balloons placed individually over a three-month period to progressively add volume. We believe these design elements have the potential to improve patient comfort and tolerability of our Obalon balloon.

Obalon Balloon progressive weight loss with durable results. In the pivotal SMART trial, patients in the Obalon treatment group lost, on average, approximately twice as much body weight as patients in the sham-control group. In addition, patients in the Obalon treatment group showed, on average, progressive weight loss over the balloon treatment period, which we believe is attributable to the individual placement of three separate Obalon balloons over the treatment period. Subsequent data analysis at 12 months also showed that, on average, 89.5% of the weight loss was maintained six months after balloon removal. In May 2019, Obalon analyzed data from their commercial registry on 1,411 total patients from 143 treatment sites in the United States. In this data set, for those patients receiving three balloons and at least 20 weeks of therapy, the average weight loss was 21.7 pounds, resulting in a 10.2% reduction in total body weight.

Obalon Balloon simple and convenient placement. The Obalon balloon is placed without anesthesia or an endoscopy through a swallowable capsule that dissolves in the stomach and releases the balloon. These unique features allow patients the flexibility to receive the Obalon balloon discreetly in an outpatient setting. Placement typically occurs in less than fifteen minutes and can be scheduled in the morning before work, during a lunch break or in the evening. Treated patients can return promptly to their normal daily activities. The balloons are removed endoscopically under light, conscious sedation six months after the first balloon placement. Recently approved new products, the Obalon Navigation System and Obalon Touch Inflation Dispenser, are designed to further improve ease of use and convenience of placement.

Privacy and Security Laws

Medical device companies may be subject to U.S. federal and state and foreign health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. In the United States, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and all regulations promulgated thereunder, collectively HIPAA, imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. Although we are not a covered entity, we may provide certain services that require the use or disclosure of PHI on behalf of physicians who are covered entities, and we therefore may be considered to be business associates under HIPAA. HIPAA imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. HIPAA mandates the reporting of certain breaches of health information to the U.S. Department of Health and Human Services, or HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information or PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA security regulations.

In addition, certain state, and non-U.S. laws, such as the European Union General Data Protection Regulation, or GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Further, “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, are also subject to certain HIPAA privacy and security standards. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted legislation, the California Consumer Privacy Act or CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for PHI maintained by a covered entity or business associate, it may regulate or impact our expected processing of personal information depending on the context. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of European Union data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Moreover, the United Kingdom leaving the EU could also lead to further legislative and regulatory changes. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated, especially following the United Kingdom’s departure from the EU on January 31, 2020 without a deal. However, the United Kingdom has transposed the GDPR into domestic law with the Data Protection Act 2018, which remains in force following the United Kingdom’s departure from the EU.

Anti-Kickback Statutes

The federal Anti-Kickback Statute prohibits persons from (among other things) knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce the referral of an individual, or the recommending, furnishing, or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid.

Courts have interpreted the Anti-Kickback Statute quite broadly, holding that the statute will be violated if even one purpose of a payment – though not its sole or primary purpose – is to induce an act prohibited by the statute with a willful intent to act improperly. The statute prohibits many arrangements and practices that are otherwise lawful in businesses outside of the healthcare industry. Prosecutors may infer intent from the surrounding circumstances and, because courts have interpreted the statute to be violated if even one purpose of a payment is to induce the purchase of items or services paid for by federal healthcare programs, prosecutors have broad discretion in choosing arrangements to prosecute under the statute. There are statutory exceptions and regulatory “safe harbors” available to protect certain appropriately structured arrangements that otherwise would implicate the Anti-Kickback Statute. Those who structure their business arrangements to satisfy all of the criteria of a safe harbor are protected from liability under the statute.

Penalties for violation of the Anti-Kickback Statute are severe and may include, in addition to the fines and jail time described above, penalties imposed under the Civil Monetary Penalties Law, or the CMP Law, including exclusion from participation in Federal healthcare programs, civil monetary penalties for each improper act, and damages of up to three times the amount of remuneration at issue (regardless of whether some of the remuneration was for a lawful purpose). Because we do not anticipate that the Obalon Balloon System will be reimbursed by any federal healthcare program, we do not believe that we will be subject to the federal Anti-Kickback Statute.

Many states have adopted laws similar to the Anti-Kickback Statute, however, and some of these state prohibitions apply to arrangements involving healthcare items or services reimbursed by any source, and not only by Medicare, Medicaid or another federal healthcare program. These state laws do not always have the same exceptions or safe harbors of the federal Anti-Kickback Statute. The business may be subject to some of these laws.

Government officials have focused recent enforcement efforts on the marketing of healthcare services and products, among other activities, and have brought cases against companies, and certain individual sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

False Claims Laws

The federal False Claims Act imposes liability on any individual or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam or “whistleblower” provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has violated the False Claims Act and to share in any monetary recovery. In recent years, the number of lawsuits brought against healthcare industry participants by private individuals has increased dramatically.

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate instance of false claim. As part of any settlement, the government may ask the entity to enter into a corporate integrity agreement, which imposes certain compliance, certification and reporting obligations. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The federal government has used the False Claims Act to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and the provision of inaccurate reimbursement coding advice, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. In addition, companies have been sued under the False Claims Act in connection with the off-label promotion of products.

Various states have also enacted false claims laws that are analogous to the federal False Claims Act. Many of these state laws apply to claims submitted to any third-party payor and are not limited to claims submitted to a federal healthcare program.

Transparency Laws

The federal Physician Payment Sunshine Act, or the Sunshine Act, which was enacted as part of the Patient Protection and Affordable Care Act, or the PPACA, generally requires certain manufacturers of a drug, device, biologic or other medical supply that is covered by Medicare, Medicaid or the Children’s Health Insurance Program and applicable group purchasing organizations to report on an annual basis: (i) certain payments and other transfers of value given to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals beginning in 2022, and teaching hospitals and (ii) any ownership or investment interest that physicians, or their immediate family members, have in their company. The payments required to be reported include the cost of meals provided to a physician, travel reimbursements and other transfers of value, including those provided as part of contracted services such as speaker programs, advisory boards, consultation services and clinical trial services. Under the statute, the federal government makes reported information available to the public. Failure to comply with the reporting requirements can result in significant civil monetary penalties, with additional penalties for the knowing failure to report. Additionally, there are criminal penalties if an entity intentionally makes false statements in the reports.

There has been a recent trend of separate state regulation of payments and transfers of value by manufacturers of medical devices to healthcare professionals and entities, however, and some state transparency laws apply more broadly than does the federal Sunshine Act. Our business may be subject to some of these state laws.

State Corporate Practice of Medicine, Fee-Splitting Prohibitions, and Licensure Requirements

Other regulatory oversight includes, but is not limited to, the corporate practice of medicine, fee-splitting prohibitions, and licensure and scope of practice limitations for physicians and other healthcare professionals. Some states have enacted laws and regulations limiting the extent to which physicians and certain other healthcare professionals may be employed by non-physicians or general business corporations, and the scope and provisions of corporate practice of medicines laws and regulations vary by state. These laws are intended to prevent interference in the medical decision-making process by anyone who is not a licensed physician. Violations may result in civil or criminal penalties. In addition, various state laws also generally prohibit the sharing or splitting professional fees with lay entities or persons. The specific restrictions with respect to enforcement of the corporate practice of medicine and fee-splitting laws varies from state to state. Violations of these laws could require us to restructure our operations and arrangements and may result in penalties or other adverse action.

Moreover, each state defines the scope of practice of physicians and other healthcare professionals through legislation and through their respective licensing boards, and we will need to comply with laws related to the physician supervision of services and scope of practice requirements. Activities that qualify as professional misconduct under state law may subject our personnel to sanctions or may even result in loss of their license and could, possibly, subject us to sanctions as well. Some state boards of medicine impose reciprocal discipline, that is, if a physician is disciplined for having committed professional misconduct in one state where he or she is licensed, another state where he or she is also licensed may impose the same discipline even though the conduct occurred in another state.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation, including international subsidiaries, if any, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements. The scope of the FCPA includes interactions with certain healthcare professionals in many countries.

International Laws

In Europe, and throughout the world, other countries have enacted anti-bribery laws and/or regulations similar to the FCPA. Violations of any of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

There are also international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain required patient information could significantly impact our business and our future business plans.

U.S. Healthcare Reform

Changes in healthcare policy could increase our costs and subject us to additional regulatory requirements that may interrupt commercialization of our products. By way of example, ACA substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the medical device industry.

There will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge and/or patients’ willingness to pay for our products. While in general it is too early to predict what effect, if any, ACA and its implementation, or any future healthcare reform legislation or policies will have on our business, current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

Employees

As of December 31, 2023, we had 31 employees, of which 29 were full-time and 2 were part-time. All of these employees are located in the U.S.

From time to time we also employ independent contractors, consultants and temporary employees to support our operations. None of our employees are subject to collective bargaining agreements. We have never experienced a work stoppage and believe that our relations with our employees are good.

Our Corporate Information

We were incorporated under the laws of Delaware on January 2, 2008. On June 15, 2021, we completed a merger with ReShape Lifesciences Inc. Pursuant to the Merger Agreement, a wholly owned subsidiary of Obalon with and into ReShape, with ReShape surviving the merger as a wholly owned subsidiary of Obalon. As a result of the merger, Obalon, the parent company, was renamed “ReShape Lifesciences Inc.” and ReShape was renamed ReShape Weightloss Inc. ReShape Lifesciences shares of common stock trade on the Nasdaq under the symbol RSLS.

We file reports and other information with the Securities and Exchange Commission (“SEC”) including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy or information statements. Those reports and statements as well as all amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (1) are available at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, (2) may be obtained by sending an electronic message to the SEC at publicinfo@sec.gov or by sending a fax to the SEC at 1-202-777-1027, (3) are available at the SEC’s internet site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and (4) are available free of charge through our website as soon as reasonably practicable after electronic filing with, or furnishing to, the SEC.

Our principal executive offices are located at 18 Technology Dr, Suite 110, Irvine, California 92618, and our telephone number is (949) 429-6680. Our website addresses are www.reshapelifesciences.com and lapband.com. The information on, or that may be accessed through, our website is not incorporated by reference into this proxy/information statement-prospectus and should not be considered a part of this proxy/information statement-prospectus.

DESCRIPTION OF VYOME’S BUSINESS

Overview

We are an innovation-driven healthcare company bridging the fast-growing US-India innovation corridor. We have spent the last decade developing research-driven assets in the immuno-inflammation sector. Our vision is to be a holding group of several healthcare assets and businesses that leverage the increasingly “special relationship” between the US and India, a relationship that manifests itself in the talent flowing from India to the US, as well as the growing collaboration between the world’s largest healthcare market (the US) and one of the world’s fastest growing major healthcare market (India). Our origin story begins with a Massachusetts Institute of Technology (MIT) and All India Institute of Medical Services (AIIMS) educated scientific founder setting up research in India, building a business in the US, and partnering with an Indian-origin American-born capital markets entrepreneur he met at MIT reflects our alignment with what we believe is a generational opportunity immediately in front of us. We believe we would be the first venture-backed Indo-US biopharma company to list on the Nasdaq.

We believe the US-India special relationship offers a once-in-a-generation opportunity, particularly in the healthcare sector. Whether it is pharmaceutical R&D, medical devices, Artificial Intelligence (AI), or telemedicine, we believe there is a wide-ranging opportunity set to leverage the talent and market opportunities in both countries which we believe is worth hundreds of billions of dollars.

Some of the opportunities Vyome intends to explore in the US-India corridor including:

●	Pharmaceutical R&D – existing business line, large opportunity to expand
●	Medical devices – there is a growing opportunity for innovation in medical devices to come from India; there is also a growing Indian market where local companies could collaborate with American behemoths
●	Artificial intelligence – there are many applications of AI in healthcare; with the US and India being two of the most vibrant AI ecosystems in the world, there will be numerous cross-border opportunities
●	Telemedicine – in a post-COVID world, we believe there is an increasing opportunity to leverage skilled, lower cost medical talent in India to service other parts of the world

As we navigate the wider opportunity set, our lens for executing on any potential transactions will be strictly one of accreting shareholder value. We intend to become a platform through which investors can access the growing US-India healthcare opportunity set in an efficient and accretive manner.

Today, we are primarily a clinical-stage pharmaceutical company with multiple assets, focused on immune and inflammatory disorders. According to the National Institute of Health, nearly 125 million people in the U.S. live with some form of chronic inflammatory disease. According to Fortune Business Insights, immuno-inflammation diseases present a market opportunity that is over a $100 billion and growing rapidly. We believe our differentiated development strategy and our access to world-class talent can result in transformative medicines that significantly improve the life of patients suffering from such debilitating diseases and clear near-term drivers of value for shareholders.

The classical model of drug development is capital and time-intensive, but we have built our initial set of assets by disrupting this classical model by (i) leveraging the US-India talent and cost arbitrage, (ii) selecting rare and unmet immune-inflammatory conditions as the first disease targets, and (iii) repositioning approved drugs for novel use through local application, which allows us to shorten the timeline to approval, and minimize the risks associated with new approvals, while generating intellectual property. We have extensive networks in India, which offers the opportunity to access innovation at a value arbitrage, lowering costs of development and value creation. We believe that by initially targeting rare conditions allows us to potentially access certain regulatory benefits, including the Orphan Drug Act of 1983, and lower number of patients in clinical trials, which can reduce costs of development. Taken together, we believe our model brings a unique risk/return proposition for shareholders by balancing cost efficiencies and value creation.

Our programs

Thus far, we have developed three programs:

●	VT-1953 - Our lead program VT-1953, topical gel is a dual DNA Gyrase/Topoisomerase inhibitor and immunomodulator, for the treatment of symptoms of malignant fungating wound, a debilitating immune-inflammatory condition present in approximately 5-14% of advanced cancer patients in the United States, according to the “The Microbiome, Malignant Fungating Wounds, and Palliative Care” article by Frontiers. We anticipate that if approved by the US Food and Drug Administration (FDA) for orphan drug designation, VT-1954 will be the first approved treatment for this rare and unmet medical condition. We believe this can be transformative for cancer patients and their caregivers. Based on its mechanism of action, we believe VT-1953 can be expanded in the future to a broad range of potentially large indications, including inflammatory acne, diabetic foot ulcers, and pressure sores. The product used in VT-1953 was developed under our VB-1953 program which is focused on treating inflammatory acne and has been tested in four clinical trials with over 400 patients for safety and efficacy in moderate to severe inflammatory acne patients and extensive non-clinical toxicology studies.

VT-1908 - Our next development program VT-1908, topical eye drop is an inosine 5′-monophosphate dehydrogenase enzyme inhibitor, for treating immunoinflammatory conditions of the eye. We plan to develop VT-1908 for treating anterior uveitis as the first indication, especially in patients where steroid use is contraindicated. Uveitis is a rare immune-inflammatory condition, where activated immune cells attack the uvea of the eye which can lead to blindness. VT-1908 exhibited efficacy comparable to steroid use in uveitis models. The off-label oral use of the active agent in VT-1908 is clinically effective in uveitis, lowering the risk profile. We are currently conducting pre-clinical studies and manufacturing activities for VT-1908 in anticipation of enabling clinical trials by the second half of 2025. Based on the mechanism of action, we believe the use of VB-1908 can be extended to a broad range of potential indications, including post-cataract surgery inflammation, scleritis, and blepharitis as a growth strategy, and has the potential to replace steroid use in the eye.

●	Molecular Replacement Therapy - Our innovation engine has also generated a molecular replacement therapy (“MRT”) platform, with the potential of improving the efficacy of existing antifungal agents. We have signed a collaboration and license agreement with Sun Pharma Laboratories Limited (“Sun Pharma”), to develop and commercialize these next-generation antifungal products which incorporate our MRT technology. We intend to continue to leverage our existing pipeline and platform to actively explore and evaluate potential value-creating partnering opportunities.

Our beginnings and vision

Vyome Biosciences Private Limited (“VBPL”) was originally co-founded in New Delhi, India by Dr. Shiladitya Sengupta, a professor of medicine and of health sciences and technology at Harvard Medical School and Massachusetts Institute of Technology, and Dr. Rajesh Gokhale, an immunologist at the National Institute of Immunology in New Delhi and the current secretary of the Department of Biotechnology of the Government of India. The vision of VBPL was to foster innovation in medical drug development for global impact in a cost-efficient manner by leveraging the best of talents in the US-India corridor. India had made significant strides in the information technology space, and our founders believed that the ecosystem was ripe to pioneer a similar leap-frogging in the bio-technology and healthcare space.

Our Chief Executive Officer, Venkat Nelabhotla, joined VBPL as the Co-founder and CEO. Mr. Nelabhotla is an alumnus of Indian Institute of Management, Ahmedabad. He worked as CEO & Executive Director of Emami Ltd and as Senior Vice President of Aurobindo Pharma Limited.

Dr. Sengupta graduated from the All India Institute of Medical Sciences (AIIMS),which is regularly recognized as the leading medical school in India. At AIIMS, Dr. Sengupta specialized in medical pharmacology or the science of drugs. While at AIIMS, he had seen the creativity needed to treat patients in a resource-poor setting, and has leveraged that creativity in developing the programs at VBPL. Dr. Sengupta further trained at the University of Cambridge as a Nehru Scholar, and at Massachusetts Institute of Technology, where he integrated advanced science and technology in medical research. Our scientific approach is built on this scientific rigor and advanced technology, which together with the learnings from a resource-poor setting offers a power engine for innovation, differentiation and cost-efficiency.

Dr. Gokhale is an alumnus of the Indian Institute of Science, the top-ranked science institution in India, and then trained as a chemical biologist at Stanford University.

As part of a corporate restructuring, the drug development business of VBPL was transferred in December 2018 to Vyome Therapeutics Limited, our subsidiary, which was formed in India. We were incorporated as a Delaware company in 2017.

Vyome raised its first American capital from Krishna Gupta and his venture capital firm in 2016 after initially meeting Dr. Sengupta at MIT nearly a decade earlier. Mr. Gupta believed in the science as well as the wider opportunity to build companies together at the intersection of the US and India. This bridge to the US was to locate close to clinical development sites and facilitate interactions with the regulatory agencies and to have access to talent and capital. We believe this unique straddling of the best of both worlds, leveraging the best of R&D talent and the highest quality standard of clinical trials creates value with high capital efficiency.

We believe the US and India relations are seeing a transformation driven by geopolitical and economic alignments and Vyome intends to build its platform by taking advantage of the same. In a November 2023 press release, the US Department of State reaffirmed, ‘The relationship between the United States and India is one of the most strategic and consequential of the 21st century.’ We believe we are uniquely poised to leverage this emerging special relationship, especially as the influence of China is curtailed. Not only has billions of dollars of international capital flowed out of China according to the article “Foreign Investors Pull Record Amount of Money From China” by Bloomberg, laws such as the BIOSECURE Act limit the ability of US companies to contract with biotechnology companies with ties to Chinese government.

We have and will continue to build our team to reflect this evolving geopolitical relationship. Ambassador Frank Wisner, a former US Ambassador to India, will join the Combined Company’s board upon consummation of the Merger. Our Indian subsidiary’s board is chaired by Dr. Ramesh Mashelkar, a fellow of the Royal Society (UK) and member of National Academy of Sciences of United States. Dr. Mashelkar served as the science advisor to the prime minister of India, was the director general of Council of Scientific and Industrial Research ( CSIR) labs, the largest network of government research laboratories in India, and has served on the board of Reliance Industries, Tata Motors, and other reputed companies. Investors in Vyome includes Dr. Ranjan Pai, a well-known Indian businessman who owns Manipal Hospitals, the second-largest hospital chain in India, and Sanjeev Taparia, who built and sold one of the largest women’s health companies in the world. We believe such networks give us a tremendous competitive advantage in this rapidly evolving geopolitical market opportunity. We aim to leverage this network to source deals and grow organically.

Immuno-Inflammatory Diseases

A well-functioning immune system forms the foundation of human health, impacting every biological process and organ system of the body. The immune system acts as the defense against any threats, both external, such as viruses and bacteria, and internal, such as cancer. It also plays a critical role in normal homeostasis, facilitating routine cell turnover and removing cellular debris, such as in normal healing.

However, an overactive immune system can also get inappropriately directed to attack normal cells and tissues to cause autoimmune diseases and inflammation, which is deleterious for one’s health. There are over 80 diseases and conditions where the immune system gets overactivated. According to the National Institute of Health, nearly 125 million people in the US live with some form of chronic inflammatory disease. Immuno-inflammatory diseases are an active area of research and development, and a market opportunity that is over $100 billion and growing rapidly.

We aim to establish a leadership position in this emerging market by taking a pragmatic approach of focusing on unmet rare inflammatory conditions in the near term, which we believe can open doors to other disease opportunities in the future.

Our Strategy

Our goals are to: (1) treat and improve the quality of life of patients with serious immuno-inflammatory conditions; (2) build a cost-efficient innovation model to disrupt the currently expensive drug development process; and (3) commercialize products through strategic business development of our assets and in-licensing of new assets. To achieve our goals, we intend to:

●	Aggressively move our lead program, VT-1953, through clinical development, including a pivotal study for the treatment of symptoms of malignant fungating wound. By focusing on the treatment of symptoms, which we anticipate will resolve within 14 days with treatment with VT-1953, we can run a short clinical trial. Typical pivotal oncology trials, especially for rare and unmet indications, require small patient sample sizes, Furthermore, we will leverage the India-US network to accelerate our clinical recruitment while lowering costs. We plan to continue a hands-on engagement with all trial sites to ensure timely clinical trial execution and high-quality data collection.
●	Pragmatically build the pipeline with laser-focus on selecting rare and unmet medical conditions that can be addressed using a clinically-approved drug. We deploy a differentiated strategy of drug development. In the classical drug discovery model, thousands of drugs are screened of which one makes it to finish-line as an approved drug, making it a highly inefficient and costly process. We start with the approved molecule and map its mechanism of action to the mechanism driving a rare (orphan) and unmet disease condition. This strategy (a) cuts down on development time as we do not need to invent a drug from scratch; (b) reduces the risk of the drug failing due to toxicity, (c) potentially offers the advantages of the Orphan Drug Act, and (d) reduces the cost of clinical development as the number of patients in a pivotal study are lower than for non-orphan drugs.
●	Opportunistically evaluate strategic and commercial opportunities to maximize the value of our product candidates by aggressively leveraging our US-India footprint to create value and reduce costs. We will aggressively pursue business and investment opportunities across both countries, while setting high bars for quality and value creation. For example, we have entered into a license and collaboration agreement with Sun Pharma to commercialize our MRT technology-based products in India. We intend to opportunistically seek partnerships in Europe, Canada and other markets, and retain the US market for commercialization. We may acquire other products or product candidates that we believe can make a substantial impact on immune-inflammatory diseases and yield high user satisfaction.
●	Continue to strengthen our intellectual property portfolio. We have developed and continue to expand our portfolio of intellectual property for the treatment of immuno-inflammatory diseases. Our key programs have patent protection until 2034 and in some cases until 2043 due to a robust intellectual property portfolio underpinned by issued patents or patent applications. We will continue to file additional patents as we generate data, including from clinical studies. If one of our product candidates is approved, we believe that it could be the first FDA-approved product for an orphan indication and would then be eligible for seven years of exclusivity in the United States. As of the date of this prospectus, we have not yet received orphan drug designation for any of our programs. We plan to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our product candidates by filing for additional patents or other applicable intellectual property protection covering new or enhanced proprietary technology, including new methods of use, formulations and dosing regimens. We also rely on regulatory frameworks, trademarks, trade secrets, know-how, and continuing technological innovation and may consider in-licensing opportunities to develop and maintain our proprietary position.
●	Continue to build an experienced team with the capabilities of building a leading healthcare-focused innovation company. We have built a leadership team with extensive experience across successful life science and consumer product companies and who have developed and commercialized multiple biopharmaceutical products and well-known consumer-focused brands. Our leadership team is complemented by a team of leading medical advisors across the immune-inflammation fields. We intend to time the expansion of our commercial capabilities to coincide with the expected timing of any regulatory approval,.

Vyome’s differentiated development engine

The classical de novo drug discovery process involves many different stages, is time-consuming and expensive. Typically, it can be divided into four main stages: (1) early drug discovery, (2) pre-clinical phase, (3) clinical phases, and (4) regulatory approval (See Figure 1).

●	The early discovery process involves many different actions and testing to identify and optimize potential leads that elicit a desirable effect on a specific biological target implicated in a disease, in the hopes of treating it. It involves target identification and validation, high throughput screening or high content screening, hit identification, assay development and screening, Hit-To-Lead (H2L), lead generation and optimization, and in vivo and in vitro Assays.

●	The second stage is the pre-clinical phase, where the leads identified during the early drug discovery phase are refined, optimized, and extensively tested in animal or alternative models. The aim is to provide sufficient evidence of safety and efficacy before clinical trials in humans can begin.
●	Clinical trials are composed of three phases: In Phase 1, the tolerance and safety of the drug candidate is tested in a very small group of healthy or diseased subjects, usually 20 to 80; Phase II studies are performed to examine the effectiveness, tolerability, and dosage in a larger group. For this, the dosage form is first developed. Phase II studies usually include 100 to 500 adult patients in the study; in Phase 3, the drug is tested on thousands of patients to see whether the effectiveness and safety can be confirmed in many different patients.
●	The final stage is regulatory approval for a molecule that is both safe and effective.

At each step of development, there is a significant risk of failure, and as a result, of the thousands of molecules that one starts with in early drug discovery, only one makes it as a drug, making the classical drug discovery model inefficient, time-consuming and extremely expensive (See Figure.1).

Figure 1. Vyome’s differentiated drug development model.

At Vyome, we start from an already approved molecule, shaving off years of expensive discovery and optimization (See Figure 1. In our differentiated development strategy, we carefully analyze the mechanisms of action of the approved molecule, and then do an extensive survey of all diseases and disease symptoms that are mechanistically overlapping and, therefore can be treated with the drug. This drug mechanism-disease mapping requires deep expertise and is our first innovative step allowing us to generate novel use IP, while avoiding the long-drawn out discovery process and risks of failure in those steps. The expertise needed to achieve the innovative first stage of drug development can act as a barrier to entry for competition.

We next select a rare indication that has no approved treatments as the target disease for development. In the United States, rare diseases (RDs) are statutorily defined as conditions that impact 200,000 individuals or less. As of February 2024, more than 30 million Americans are affected by a rare disease. At the same time, about 5% of rare diseases have a Food and Drug Administration (FDA)-approved treatment and less than 15% have at least one drug either in clinical development or that has demonstrated potential in treatment, diagnosis or prevention. We believe this offers a large blank slate to build a leadership position. We next reformulate the molecule in a topical form for local application to the disease site. This reformulation builds additional IP.

As compared to the classical drug development model, we believe our model to repurpose existing drugs for initial approval for orphan immune-inflammatory diseases offer the following regulatory advantages:

●	Cost and Time Savings: Our model includes lower patient numbers in clinical trials. As compared to 100s-1000s of patients needed for non-orphan indications, we anticipate that we will need 10s-100s of patients for regulatory submissions for approval for a rare indication. There are some orphan diseases, where even 10 patients are hard to find. We have selected disease conditions where patients are readily available. Lower patient numbers can lower development cost compared with non-orphan indications.
●	Regulatory Support: The Orphan Drug Act provides special incentives to manufacturers who develop drugs to treat rare diseases, including grants to perform clinical trials, a 50% tax credit for clinical testing costs, and an exclusive right to market the drug for seven years after regulatory approval. Orphan drug manufacturers also receive waivers of drug application fees and may be eligible for faster review by the FDA. We will strive to get orphan indication status for our initial programs.
●	Regulatory Advantages in Clinical Development: Safety data from previous clinical trials (in non-orphan indications) may expedite the development process, decreasing time to market and accelerating the timeline for potential treatments.

In parallel to focusing on rare immune-inflammatory diseases as our initial indications for drug development, we are also mapping non-orphan indications that mechanistically overlap with the orphan indication. For example, fungating wounds can be present in diabetic foot ulcers or pressure sores, and accordingly, we believe VT-1953, mechanistically should address the symptoms of these chronic wounds. According to JAMA, diabetic foot ulcers affect about 18.6 million people worldwide and 1.6 million in the US annually. Similarly, we believe VT-1908 can be extended from treating steroid-incompatible uveitis to treating immune-inflammation of the eye post-cataract surgery. We believe this opens the possibility for us to address larger indications and markets in the future. We anticipate such development efforts will be driven through partnerships.

Vyome’s Product Portfolio

Leveraging the above strategy, we have built out a robust product portfolio (See Figure 2).

(1)	VB-1953’s CMC, Toxicology and clinical safety data will be cross referenced for the IND filing of VT-1953 program and the MFW Pivotal study.
(2)	Geographic partnerships will be utilized for this indication.
(3)	Three antifungal products have been developed and licensed to Sun Pharma for India rights. Two of three are clinically tested with positive results in India.

Program 1- VT-1953 - Topical gel for treating malodor malignant fungating wound (MFW)

Malignant fungating wounds (MFW)is a non-healing wound that occurs when cancer breaks through the skin, causing tissue necrosis resulting in the area becoming infected and inflamed. Although considered a rare condition, which offers the opportunity to access the regulatory advantages of orphan drug status, MFW afflicts approximately 5-14% of patients with advanced cancer. It is estimated that in 2025, there will be over six hundred and fifty thousand patients (650,000) living with advanced cancer in the US alone, and over ten million worldwide.

MFWs may arise from any type of malignant tumor, but the common primary sites are breast, head, neck, kidney, lung, ovary, colon, penis, skin, bladder, sarcomas, leukemia and lymphoma. Unfortunately, MFW is extremely distressing to patients given the high burden of symptoms, including extreme malodor, heavy exudate, bleeding, severe pain, leading to feeling of shame, low self-esteem, and social isolation (See Figure 3). In a report, Piggin and Jones, described the meaning of living with a malignant fungating wound from the perspective of five women, in that it caused immense distress, represented a huge new challenge and changed relationships with family and friends.

The management of symptoms is the mainstay of treatment for MFW. In a survey of nurses, 48% identified malodor as the main challenge, followed by pain and exudate control. In a study, 14 nurses, four patients and one care giver, reported MFW as an intense and unforgettable experience with most of the distress caused by malodor. This symptom has been described as “odor is a constant day-to-day symptom of the patient, causing nausea and unleashing the progressive worsening of their nutritional status, in addition to afflicting the people with whom they interact, or even health professionals through direct contact”. The malodor associated with MFWs has a significant negative effect on quality of life (QoL) and often inflicts a sense of shame due to the pervasive and pungent smell. Patients report that a reduction in the distressing experience of odor and pain enabled them to live more positively with the wound. Therefore, an effective treatment for malodorous MFW can be transformative for patients.

Current treatment options for MFW

The fetid odor associated with MFW is attributable to a combination of factors such as necrotic tissues and bacteria colonizing the wound. Bacteria produce malodorous molecules, which tend to linger and can cause vomiting, and together with debris from necrotic cells can induce tissue damage, inflammation and pain.

There are currently no FDA-approved treatments for MFW or for symptoms of malodorous malignant fungating wounds. Patients are managed using obsolete and suboptimal agents, such as metronidazole, aromatic oils, camphor, honey- or silver-coated dressings. Metronidazole is widely used topically off label. However, metronidazole poses an occupational health risk as it is a mutagen. More importantly, it is effective only against strict anaerobic bacteria, whereas, recent clinical studies have revealed that MFW wounds are predominantly colonized with aerobic bacteria (and facultative anaerobes), with an average of 3.6 species of aerobes (and facultative anaerobes) to 1.7 species of anaerobes per patients. Some of the common aerobes (and facultative anaerobes) in MFW are Staphylococcus, Pseudomonas, Corynebacterium, Streptococcus, Proteus, Escherichia, Enterococcus, and others. While treatment of malodorous MFW with metronidazole reduces anerobic bacteria, the aerobes (and facultative anaerobes) remained unchanged after treatment. Recent studies have shown that both aerobic (such as Proteus, Klebsiella, Pseudomonas, Staphylococci) and anaerobic (Bacteroides, Clostridium, etc.) bacteria are responsible for malodor. Indeed, over 40% of patients with only aerobic bacterial colonization of MFW exhibit malodor. Additionally, bacterial load correlates with increased odor, exudates, and pain (See Figure 3). Taken together, an effective treatment of the symptoms of malodorous MFW needs a therapeutic agent that has potent activity against both anaerobic and aerobic bacteria. In addition, such a treatment needs to inhibit the inflammation due to cellular debris and bacterial metabolites.

Figure. 3. Mechanistic analysis of MFW symptoms

Our solution for treating symptoms of MFW

VT-1953 is being developed as a “first in class” topical gel treatment for the symptoms of malodorous MFW. It acts via a dual mechanism of action. It can bind and inhibit the DNA gyrase/topoisomerase IV to kill the odor-causing bacteria. Additionally, molecular docking studies show besifloxacin binds at the interface of TLR-MD2 interactions. MD2 modulates the NLRP3 inflammasome pathway, and can impact multiple mechanisms to reduce inflammation (See Figure.4).

Figure. 4. VT-1953 acts via dual mechanisms of action.

The active drug in VT-1953 topical gel binds to DNA gyrase/topoisomerase IV, which kills the odor-causing bacteria colonizing MFWs	It also binds at the interface of MD2-TLR immunomodulatory interaction, which can exert an anti-inflammatory effect in MFW.

The active agent in VT-1953 topical gel is besifloxacin, a fourth-generation fluoroquinolone molecule. A topical ophthalmic drop with the same active ingredient is approved by the FDA (NDA#22-308). Besifloxacin exerts potent efficacy against the range of bacteria commonly colonizing MFW (See Figure 5a-b). Besifloxacin is more potent than metronidazole against anaerobes: Bacteroids spp (besifloxacin can kill 50% of the bacteria at concentrations of 0.5µg/ml (MIC50). In comparison, 4X higher concentration of metronidazole is needed to achieve the same efficacy (MIC50 metronidazole=2 µg/ml). Besifloxacin can kill 50% of Clostridium bacteria at concentrations of 0.25µg/ml (MIC50=0.25µg/ml). In comparison, 8X higher concentration of metronidazole is needed to achieve the same efficacy (MIC50 metronidazole=2 µg/ml for Clostridium). Besifloxacin can kill 50% of propionibacterium at a concentration of 0.25µg/ml. In comparison, 64 fold higher concentration of metronidazole is needed for similar level of efficacy (MIC50>16 µg/ml). Besifloxacin can kill 50% to 90% of Staphylococcus aureus and S. epidermidis at a concentration range of 0.015-0.5µg/ml (MIC50s/MIC90s range). In comparison, metronidazole does not act against aerobic bacteria. Besifloxacin also demonstrated potent activity against a broad range of streptococci, Enterococcus faecalis and E. faecium, including vancomycin-resistant enterococci, Listeria monocytogenes, Acinetobacter spp., Enterobacter aerogenes, and Proteus spp, and was active against fluoroquinolone-resistant isolates. For the fastidious gram-negative species (Haemophilus influenzae, Moraxella catarrhalis, Neisseria meningitidis, and Legionella pneumophila), besifloxacin demonstrated potent activity with MIC90s of 0.03 µg/ml or less. These results show that the active agent in VT-1953 is more effective against a broad range of bacteria that colonize malignant fungating wounds as compared with metronidazole.

In preclinical studies, VT-1953 was found to exert a direct anti-inflammatory effect independent of the antibacterial effect, and was more effective in reducing inflammation than the FDA-approved anti-inflammatory agent, dapsone (See Figure 5c). Besifloxacin significantly inhibited lipopolysaccharide-induced cytokine product in a dose-dependent manner. Indeed, cellular and bacterial debris can trigger an innate IL6 immune response via the TLR pathway. Treatment of human monocytes with heat-killed bacteria resulted in the induction of an IL6 response, which was inhibited by VT-1953 in a concentration-dependent manner (See Figure 5d).

Figure 5.

(a) Graph shows common aerobic and anaerobic bacteria that colonizes MFW.

(b) These aerobic and anaerobic bacteria are killed at low drug concentrations of besifloxacin, the active agent in VT-1953.

(c) Topical application of VT-1953 reduced inflammation, in vivo, induced by injection of dead bacteria in rat paw.

(d) VT1953 reduces inflammatory IL6 levels in human monocytes stimulated with heat-killed bacteria. Based on this observation, we anticipate topical application of VT-1953 on MFW will reduce inflammation.

Pre-Clinical Studies

Good Laboratory Practice (GLP) and non-GLP repeat dose studies conducted by us, with besifloxacin topical gel application in rodents and minipigs showed very low blood levels but high drug concentration at the site of application on the skin (See Figure 6). This is important as local high drug concentration is critical for killing the odor-causing bacteria, while low systemic exposure minimizes the risk of systemic side effects. There were no signs of skin or systemic effects which could be related to treatment with besifloxacin. VB-1953 2% topical formulation was devoid of irritation and allergenic potential in animal models.

Figure 6. VT-1953 topical gel builds desired drug concentration at sit of application on skin with minimal systemic exposure.

(a) Graph shows high drug concentrations (in microgram levels/g tissue) in the skin is retained over 24 hours. This is almost 40x the concentration needed to kill odor-causing bacteria.

(b) In contrast, negligible concentration of drug (in nanograms/g) is reached in systemic circulation, which minimizes the risk of potential systemic side effects.

The toxicokinetics of VT-1953 gel (2% and/or 4%) was evaluated in minipigs following topical application. To model higher systemic exposure, one group was administered the drug via combined topical and subcutaneous administration. In a pilot 7 day non-GLP study, animals were administered VB-1953 gel (4%) twice daily (approx. daily besifloxacin dose of 40mg/kg/day) and a separate group received an additional subcutaneous injection of besifloxacin at 5mg/kg/dose (twice daily X 7 days). Low plasma concentrations were detected following dermal application only at day 7 (and not earlier), with low Cmax (~2-7 ng/ml) and AUC (8-29 ng.h/ml). Combined subcutaneous and topical application resulted in a rapid Cmax between 425-540 ng.ml between 0.5-1h (Tmax) and AUC values between 1630-2500 ng.h/ml. There were no test article-related effects on clinical signs, dermal irritation, body weight or clinical pathology. In conclusion, while topical application on the skin resulted in minimal systemic exposure, even a 46-154 fold higher systemic exposure on systemic administration was well tolerated.

In a 28 day repeat dose Good Laboratory Practice (GLP) toxicokinetics study required for FDA IND filing, VT-1953 Topical Gel, 0%, 2%, or 4% was applied topically, with resulting daily doses of approximately 0 mg/kg/day, 20 mg/kg/day, and 40 mg/kg/day, respectively (topical dosing alone); a separate group of animals received subcutaneous injections of 5 mg/kg/dose of besifloxacin twice per day for 28 days followed immediately by dermal application of VT-1953 Topical Gel, 4% to 10% body surface area. A total of 0.4 mg/cm2 or 0.8 mg/cm2 of the gel was applied each day. All animals survived to their scheduled termination and there was no test article related effects on clinical signs, dermal irritation, food consumption (qualitative), ophthalmology, electrocardiogram (ECG), coagulation, clinical chemistry, and urinalysis parameters. No test article related gross or microscopic pathological findings or organ weight effects were observed. Overall, the relative bioavailability was low via the topical route compared to the subcutaneous route. When comparing the Day 28 AUC values for topical dosing only and combined SQ and topical in the VT-1953 Topical Gel, 4% groups, the values were 18-39 fold lower with topical application than systemic. In this study, a total of 50mg/kg/day was considered the no-observed-adverse effect-level (NOAEL) dose.

In another GLP study, VT-1953 topical gel, 0% (thrice daily), 2% (twice daily), or 4% (twice or thrice daily) was applied topically for 91 days in male and female Gottingen minipigs. All animals survived to their scheduled termination and there was no test article related effects on clinical signs, dermal irritation, food consumption (qualitative), ophthalmology, ECG, coagulation, clinical chemistry, and urinalysis parameters. No test article related gross or microscopic pathological findings or organ weight effects were observed. The NOAEL (No Observed Adverse Effect Level) dose was considered to be the topical administration of VT-1953 Topical Gel, 4% thrice a day (95.7 mg/kg/day). This NOAEL dose converts to a human equivalent dose (HED) is 5220mg for a 60Kg human.

In a GLP study, besifloxacin was administered once daily by oral route in Sprague Dawley rats at the dose levels of 10 mg/kg/day, 30 mg/kg/day, and 100 mg/kg/day for a period of 90 consecutive days. All animals survived to their scheduled termination and there was no test article related effects on clinical signs, food consumption (qualitative), ophthalmology, functional observational battery, motor activity, and coagulation, clinical chemistry, and urinalysis parameters. No test article related gross or microscopic pathological findings or organ weight effects were observed. Based on the study findings, NOAEL dose was considered to be 100 mg/kg/day for besifloxacin when administered repeatedly by oral gavage for 90 consecutive days in Sprague Dawley rats. The human equivalent dose (HED) is 967 mg for a 60Kg human, significantly higher than the 200mg dose per day that we are planning to use in the pivotal dose. We believe that these preclinical toxicity studies are sufficient to support the use of VT-1953 at the 200mg/kg dose that we will use in our clinical studies.

The safety of VT-1953 2% topical gel has been established in four clinical trials. VT1953 was initially evaluated in a Phase 1 open-label, safety, tolerability and pharmacokinetics study by Vyome. The study was conducted in 12 subjects in the US, with moderate to severe facial acne vulgaris, 18 to 45 years of age, who were treated twice daily for 14 days with VT-1953 topical gel. Plasma concentrations of besifloxacin indicated a low systemic exposure following the first topical application of VT-1953 topical gel, 2% with a mean Cmax of 0.2648 ng/mL. By day 2, steady-state was achieved, and by day 15 Cmax was 0.4640 ng/mL indicating ~2-fold increase upon multiple dosing. There were negligible local skin reactions (LSRs) and no serious adverse events (SAEs) (See Figure7).

Figure. 7. In a phase 1 study, application of VT-1953 topical gel induced negligible local skin reactions (LSRs), demonstrating the safety and tolerability of using it topically.

Patients were subsequently treated with VT-1953 twice daily (BID), receiving a mean total of 114.55-117.8 g (2% gel), or once daily (QD) for a mean total of 73.82-84.5 g over the 12 weeks period. In a Ph 2 proof of concept study, no differences between the QD and BID regimens were demonstrated concerning the nature, severity, relationship to study medication or frequency of treatment-emergent adverse events (TEAEs) or application site reactions. There were no clinically relevant differences between the VT-1953 and vehicle groups for laboratory tests, vital signs, or ECG results. Similarly, in a Ph 2 study (471 patients), the proportion of patients experiencing TEAEs were similar for both drug and vehicle (placebo)-treated groups over the 3-month treatment period. There were no deaths or discontinuations due to TEAEs during the study. In summary, we believe VT-1953 has the potential to treat the symptoms of MFW because:

●	It kills both aerobic and anaerobic bacteria that cause the malodor and associated symptoms of MFW. It is more effective in killing bacteria than metronidazole, which is used off-label to reduce odor.
●	The immunomodulatory mechanism of action can contribute to reducing inflammation-associated symptoms.
●	Topical application means high drug concentrations is reached locally with minimal systemic exposure, which can increase efficacy and reduce the risks of any systemic side effects. Indeed, the safety has been demonstrated in multiple clinical studies.

Based on the above observations, we aim to initiate a pivotal study to test the efficacy of VT-1953 in alleviating the symptoms associated with malodorous MFW in early 2025.

Investigator-initiated study of VT-1953 in MFW

Early signals from proof of concept, open-label investigator-initiated proof of concept study to evaluate the safety and efficacy of VT-1953 topical gel in advanced cancer patients with moderate to severe malodorous malignant fungating wounds shows the significant reduction of malodor over a 14 day period, the primary end point when treated with VT-1953 (BID) (see Figures 8 and 9). Those patients who had an MFW with malodor detectable from >3m or >10ft) with dressing on (scored as a 0 on the TELER Odor scale), or malodor detected at >2m<3m (between 6-10ft) distance from patient with dressing on (scored as 1 on the TELER Odor scale); and malodor detected at ~1m or arm’s length to the patient with dressing on (scored as 2 on the TELER Odor scale), as judged by the investigators, with an Eastern Cooperative Oncology Group (ECOG) performance status of ≤3, and an anticipated survival of ≥3 months, were recruited in this study (currently ongoing). A total of 15 mm of gel/cm2 of wound area or 10g gel was applied twice daily evenly across the wound, and dressed with a nonadherent/non-adhesive primary dressing (such as silicone), and an absorbent (gauze or nonwoven) secondary dressing on top if necessary and secured with a tape.

Figure. 8. VT-1953 topical gel reduced malodor symptom in MFW patients.

Although, metronidazole is used off-label in the US, in the UK it was approved for deodorization of the smell associated with malodorous fungating tumors. Similarly, in a Ph 3 study for approval in Japan, the percentage of patients who moved to no or non-offensive smell from a mild, moderate or severely offensive smell was used as the primary end point for approval of metronidazole, suggesting that we have a viable path to a regulatory approval. According to the guidance from the FDA, demonstration of efficacy on a symptom can be a basis for approval in oncology indications† (†Clinical Trial Endpoints for the Approval of Cancer Drugs and Biologics Guidance for Industry. Dec 2018).

Figure 9. Treatment with VT-1953 topical gel show reduction in MFW symptoms.

Investigators and patients scored malodor on a 10 point visual analog scale (VAS). Patients also scored pain at wound site using a 10 point visual analog scale. A significant reduction in both odor and pain was achieved with VT-1953 treatment.

As shown in Figure8, treatment with VT-1953 dramatically reduced the odor as measured using the TELER scale by the investigator. We also used a 10-point visual analog scale to quantify the change in malodor as scored by both the investigator and the patient. As shown in Figure 9, treatment with VT1953 resulted in a 78% reduction in malodor as scored by both the investigator and the patients. Additionally, we also scored the pain felt by the patient using a 10-point visual analog scale. As shown in Figure 9, there was a 66% reduction in pain at the site of the wound from baseline scored by the patient following treatment with VT-1953.

Figure 10. Treatment with VT-1953 topical gel improves quality of life in patients with MFW symptoms.

Social: how difficult the patient finds it to participate in basic social activities (interaction with family members).	Function: difficulties in movement due to the wound using the VAS scale below	Emotional: patient has been embarrassed in the past week due to the wound/odor. Please ask the patient to score between 1 – 10 current level of self-esteem specifically in context to MFW

We also quantified the change from baseline in Quality of Life (QOL) over the treatment period as exploratory endpoint. Patients were asked to score on (1) social interactions, i.e. how difficult the patient finds to participate in basic social activities, i.e. interactions with family members; (2) function, i.e. difficulty in movement due to the wound; and (3) emotional, i.e. how much the patient feels embarrassed in the past week due to the wound odor (i.e. level of self-esteem). The patients were asked to score for each question on a 10 point visual analog scale. The VAS scores are shown in Figure 10. Treatment with VT-1953 resulted in a 57% improvement in social interactions, 64% improvement in function and 50% improvement in emotional state over the 14 day period.

Market opportunity for VT-1953

MFW afflicts 5-14% of advanced cancer patients in the United States, according to the “The Microbiome, Malignant Fungating Wounds, and Palliative Care” article by Frontiers. Although, from a regulatory perspective MFW is a rare indication, researchers at the National Cancer Institute estimated that over 693,000 Americans will have several forms of advanced cancer by the year 2025. This means between 34,000 to 97,000 patients will suffer from MFW in the US alone without any approved drugs. Globally, an estimated ten million patients have advanced cancer, annually, translating to over 500,000 to 1.4 million patients with MFW. Oncology indications, including treatment of cancer symptoms command premium prices. For example, the average monthly cost to manage cancer pain symptoms for the same drugs is five times that of managing a similar condition in musculoskeletal or neurology indications.

There are currently no drugs that are approved in the US to treat the symptoms of malignant fungating wound. We anticipate that if approved, VT-1953 will be the first approved for this unmet need, and we can capture a significant portion of the market. Under the Orphan Drug Act, there is a possibility to get seven years of exclusivity for this indication. Additionally, as we set the benchmark for clinical efficacy, any future competitor will need to demonstrate either superiority or non-inferiority to VT-1953 for approval. Such trials require a larger study population, which is a significant barrier to entry in a rare indication.

Program 2-VT-1908 - Topical drops for treating steroid-incompatible uveitis

Uveitis refers to the inflammation of the uveal tract of the eye (iris, ciliary body and choroid). In the Unites States, the estimated prevalence of non-infectious uveitis is 121/100,00021. In the developed world, it is the 5th or 6th leading cause of blindness, accounting for about 10–15% of all cases of blindness22,23. Uveitis can occur due to an infection (infectious uveitis), or if the immune system starts attacking normal cells of the uvea (non-infectious uveitis). Etiologies of non-infectious uveitis include HLA-B27 associated anterior uveitis, Fuchs uveitis syndrome, sarcoidosis, Vogt-Koyanagi-Harada (VKH), sympathetic ophthalmia, birdshot chorioretinopathy, multifocal choroiditis, serpiginous choroiditis, and Behçet disease. Non-infectious uveitis represents the majority of uveitis cases (67–90%) in the developed world5.

Current treatments for Uveitis

Topical steroids are the first line of treatment for non-infectious uveitis. Steroids deplete the immune cells attacking the uvea. However, long-term use of steroids, such as in chronic and recurrent uveitis, can lead to complications, including glaucoma and cataract. Additionally, uveitic glaucoma is a common complication of uveitis affecting some 20% of patients (more commonly associated with anterior uveitis and with chronic forms of uveitis). Such patients cannot be treated with steroids. Off-label oral or systemic immunosuppressants such as methotrexate or mycophenolate are therefore used as second-line treatments. However, systemically administered immunosuppressants have a lot of side-effects and can deplete the immune system globally and increase the risks of infections. Humira is approved for use in intermediate, posterior, and panuveitis. There is an unmet need for a topically administered non-steroidal drug that can be used to treat uveitis.

Our solution for treating uveitis. VT-1908 is the first sterile topical eye drop formulation of mycophenolate (salt or ester of mycophenolic acid, MPA), an inhibitor of inosine monophosphate dehydrogenase (IMPDH) enzyme. MPA is a fivefold more potent inhibitor of the type II isoform of IMPDH, which is expressed in activated lymphocytes, than of the type I isoform of IMPDH, which is expressed in most cell types. MPA therefore has e a more potent inhibitory effect on lymphocytes than on other cell types. MPA can induce apoptosis of activated T-lymphocytes, which may eliminate clones of cells responding to antigenic stimulation, decrease the recruitment of lymphocytes and monocytes into sites of inflammation, and suppresses the production by nitrous oxide, and consequent tissue damage mediated by peroxynitrite.

In preclinical studies, treatment with mycophenolate topical eye drops resulted in significant resolution of uveitis comparable to steroid treatment, and reduced the number of infiltrating immune cells in the eye (See Figure11). Mycophenolate is already approved by the FDA as an oral treatment of transplant rejection, and is already used off-label to clinically treat uveitis. The switch to the first sterile topical eye drop offers an opportunity to achieve the drug concentrations at the desired location (eye) and minimize the systemic exposure from oral administration. Based on these observations, we are currently conducting additional pre-clinical studies and manufacturing activities for VT-1908 in anticipation of enabling clinical trials by the end of 2025.

Figure. 11. VT-1908 eye drop is effective against uveitis.

Representative eye images showing the different uveitis scoring levels.

Treatment with different mycophenolate topical eye drops (VT1908, VT1908a) are as effective as a steroid (prednisolone) in treating uveitis.	VT1908 Mycophenolate topical eye drops decreased the infiltrating immune cells in the eye to a similar degree as the steroid (pred) treatment.

Market opportunity for VT-1908

The addressable market potential for replacing topical steroids use in ophthalmology in uveitis is estimated to be $2.6 billion by 2032. In addition, the market potential in other ophthalmology indications, such as in dry eye disease, is estimated to be $13 billion by 2030, in scleritis is estimated to be $4.735 billion by 2030, in blepharitis is estimated to be $2.3 billion by 2031, and in post-operative cataract inflammation is estimated to be $8.78 billion by 2033.

The US has approximately 241,665 anterior non-infections uveitis patients. Taking a mere 12% of the 241,665 patients, we believe we can aim for 30,000 patients to be on treatment with VT‑1908 in the US, if it is approved by FDA. With a typical treatment period of six months yearly for anterior uveitis, and an estimated moderate pricing of $1,200 monthly prescription, the annual costs per patient would be approximately $7,200, with a potential yearly sale in the US estimated to be approximately $210 million.

Other pipeline opportunities

VB-1953 in inflammatory acne- Acne is an inflammatory disease, which according to the American Academy of Dermatology Association afflicts over 50 million Americans annually. It is associated with a bacteria, P acne, which can colonize the skin and can lead to inflammation in certain conditions. Acne has been extensively treated with two classes of antibiotics such as clindamycin and tetracyclines (doxycycline, minocycline and sarecycline), and as a result over one in three patients now carry resistant strains, and as a result, the best response in the reduction of inflammatory lesions with such agents is ~55%. As VB-1953 is active against resistant strains of P acne, we anticipate that VB-1953 could be used to treat inflammatory acne, and potentially exhibit a higher efficacy. We have tested VB-1953 gel in four different clinical studies in patients with inflammatory acne.

Figure 12. Treatment with VB-1953 topical gel reduces inflammatory lesions and improves IGA scores within 15 days in a Phase 1 clinical study in moderate to severe acne patients.

In a Phase 1 open-label study in 12 subjects in the US, with moderate to severe facial acne vulgaris, 18 to 45 years of age, who were treated twice daily for 14 days with VB-1953 Topical Gel, there was a >55% reduction in inflammatory lesions (See Figure12).

In an investigator-initiated, open label, single-arm clinical study in patients in India, with moderate to severe facial acne vulgaris with poor or no response to previous clindamycin treatment, 19 subjects were enrolled based on laboratory screening for the presence of clindamycin-resistant C. acnes anaerobic bacteria in acne lesion swab samples collected from patients. VB-1953 2% gel was applied on the entire face twice daily over 12 weeks. The presence and severity of local skin reactions (erythema, edema, scaling/ dryness, burning/stinging, pruritus) were evaluated for safety. Additionally, the detection and quantification of drug-resistant C acnes strains were performed in the laboratory using acne swab samples collected from patients. The occurrence of treatment-emergent adverse events or changes in vital signs, physical examinations, and urinalysis for any of the patients during the course of the entire study were clinically insignificant. Topical application of 2% VB-1953 topical gel resulted in a significant reduction of mean absolute inflammatory lesion counts by 53.1% (p<0.0001) and a reduction of resistant bacteria by 94.3 ± 1% (p < 0.05)26 (See Figure 13).

Figure 13 Treatment with VT-1953 topical gel significantly reduces inflammatory lesions in moderate to severe acne patients carrying clindamycin-resistant bacteria, and non-responsive to clindamycin. Bacterial count shows almost complete eradication of resistant bacteria in the lesions.

Two Phase 2 studies have been conducted by Vyome of VB-1953 . The first was a proof-of-concept 12 week study of 160 subjects conducted in the Dominican Republic which exhibited no safety issues (Fig.14).

Figure 14. VB-1953 topical gel exhibited excellent safety and tolerability profile in a Ph 2 study safety Analysis-percentage increase in Subjects with Local Skin Reaction (LSR)-Moderate and above grade of the LSR at Week 12

*Comparative data was collected from published sources. Trial did not involve direct comparison.

VB-1953 significantly reduced inflammatory lesions with an early onset of action. At two weeks of treatment, VB-1953, applied twice daily (b.i.d) reduced inflammatory lesions by >35% (20% for placebo). At 12 weeks of treatment, VB-1953 (b.i.d) reduced inflammatory lesions by over 70%, which makes it a best in class product for the treatment of inflammatory acne (See Figure15).

Figure 15 Treatment with VB-1953 topical gel significantly reduces inflammatory lesions in moderate to severe acne patients in a Ph 2 study percent reduction in mean inflammatory Lesion Count

The second Phase 2 dose ranging study was a multi-center, randomized, double-blind, vehicle-controlled, and parallel-arm comparison Phase 2 study in the US in 478 patients with moderate to severe facial acne vulgaris. Subjects treated with VB-1953 had significant reductions (>65%) in inflammatory lesion counts from baseline to week 12. There was no material safety issues identified during this study, and the majority of the patients reported that there was no stinging/burning or pruritis/itching of the skin at the site of application (See Figure16).

Figure 16. VB-1953 shows best in class response in reducing inflammatory lesions in moderate to severe acne patients in a Ph 2 study with excellent safety and tolerability

We plan to leverage the excellent tolerability and safety data of VB-1953 program from these studies to supports the registrational study of VT-1953 program in MFW.

Market opportunity for VB-1953

As discussed earlier, our development strategy is to conduct pivotal studies of our drug candidates for rare inflammatory conditions. While VT-1953 demonstrated excellent efficacy in inflammatory acne clinical study, we will conduct pivotal studies in acne only in partnership and will actively pursue such opportunities. We engaged Destum Partners for a market survey in 2019. Based on qqualitative interviews with physicians (n = 20) conducted by Destum Partners, dermatologists are unsatisfied with current topical and oral treatment options for inflammatory acne. Destum Partners further conducted payor interviews (n = 5) reflecting coverage over a total of 103 million commercial lives. Based on the product profile of VB-1953 as “A topical treatment for acne patients”, demonstrating a 55% (base case) reduction in inflammatory lesions and an investigator global assessment (IGA) success rate of 25%” (base case), payers would recommend reimbursement of VB 1953, suggesting a Wholesale Acquisition Cost (WAC) price of $300-350 per Rx to ensure optimized coverage, projecting a peak US revenue of approximately $400 million according to a report prepared by Destrum Partners, Inc. for the Company in January 2020.

Molecular replacement Therapeutics (“MRT”):

This is our legacy platform technology (MRT™) for treating fungal diseases that has been licensed by Sun Pharma. We developed an innovative platform, where certain pegylated fatty acids are internalized by disease-causing fungus. These pegylated fatty acids are integrated into the fungal cell membrane, leading to instability of the cell membrane and fungal cell death (See Figure 17). The combination of the MRT platform with conventional antifungal agents was shown to overcome fungal resistance against the conventional agents. Sun Pharma has already commercialized one product with the MRT technology. We anticipate expansion of the partnership to other products.

Figure 17. Treatment with PGMC (MRT) disrupts fungal membrane, resulting in clearance of fungal infection

We have partnered with Sun Pharma for the exclusive marketing in India of our dandruff treatment shampoo and lotion, both based on MRT technology. Additionally, we have licensed our MRT technology-based Luliconazole cream to Sun Pharma for exclusive manufacturing and marketing in India.

Intellectual Property

Overview

In order to remain competitive, we must develop and maintain protection of the proprietary aspects of our technologies. We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection in the United States and internationally for our current and future product candidates. We also rely on trademarks, copyrights, trade secrets, confidentiality procedures, employee disclosure, invention assignment agreements, know-how, continuing technological innovation and in- licensing opportunities to develop and maintain its proprietary position.

We seek to obtain domestic and international patent protection, and endeavor to promptly file patent applications for new commercially valuable inventions. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

We plan to continue to expand our intellectual property estate by filing patent applications directed to platform technologies and improvements thereof, pharmaceutical compositions, methods of treatment, methods of manufacture or identified from its ongoing development of our product candidates. Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce any patents that we may obtain, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties.

The patent positions of companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent may be challenged in courts after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. We cannot guarantee that our pending patent applications, or any patent applications that we may in the future file or license from third parties, will result in the issuance of patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or at all, whether the claims of any patent applications, should they issue, will cover our product candidates, or whether the claims of any issued patents will provide sufficient protection from competitors or otherwise provide any competitive advantage. We cannot predict the scope of claims that may be allowed or enforced in its patents. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our product candidates. Also, due to cost rationalization of patent related expenses and due to lack of financial resources, certain patent applications or patents may get abandoned from time to time.

Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries and patent application filings, we cannot be certain of the priority of inventions covered by pending patent applications. Accordingly, we may not have been the first to invent the subject matter disclosed in some of our patent applications or the first to file patent applications covering such subject matter, and we may have to participate in interference proceedings or derivation proceedings declared by the USPTO to determine priority of invention. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Vyome—Risks Related to Vyome’s Intellectual Property.”

Patent Portfolio

We have taken an aggressive approach to file and build a patent portfolio around our technology. We have granted patents and filed patent applications around our VB-1953 product and its use in antibiotic-resistant acne and inflammatory acne conditions. We have also filed patents around VT-1953 for use in treating malodor in MFW and VT-1908 product for use in the treatment of uveitis. We also have patents in the U.S, Japan, India, and South Korea around our MRT technology

●	List of Key Granted Patents and Patent applications

VB-1953 | Treatments of Resistant Acne

Country	Patent Application Number	Granted Patent Number
China	201580016977.5
Eurasia	201691534
Europe	15712434.8	EP3099301B1
Great Britain	15712434.8	EP3099301B1
France	15712434.8	EP3099301B1
Germany	15712434.8	EP3099301B1
Italy	15712434.8	EP3099301B1
Spain	15712434.8	EP3099301B1
Netherland	15712434.8	EP3099301B1
India	201617028691.0	539669
Japan	2016-549150	6767265
Mexico	MX/a/2016/009898	394441
New Zealand	761261	761261
South Africa	2016/05946	2016/05946
USA	15/115,143	US10071103B2
USA	16/038,805	US11045479B2
Malaysia	PI 2016702780	MY-188541-A

Formulations and Method for Treatment of Inflammatory diseases VT-1908

Country	Patent Application Number
China	202080096982.2
USA	17/787,303

VT-1953 A method of treating Malignant fungating wound using Besifloxacin.

Country	Patent Application Number (Provisional)
USA	63/660,067

MRT Technology based products

Country	Patent Application Number	Granted Patent Number
India	3746/DEL/2011	381425
Japan	2014-548309	JP6339940B2
South Korea	2014-7019020	KR102009698B1
USA	14/366,755	US10232047B2

We intend to maintain, deepen, extend and protect our global IP portfolio. We may seek to form strategic alliances, enter into licensing agreement, or collaborate with third parties to strengthen and aid our research and development and IP portfolio. We are also actively engaged in evaluating additional assets and complementary technologies for in-licensing and may execute additional transactions to add to our pipeline. We believe our leadership has a proven track record for identifying and transacting upon de-risked clinical stage assets.

Trade Secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. We typically rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We protect trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with its employees, consultants, scientific advisors, contractors, and collaborators. These agreements provide that all confidential information developed or made known during the course of an individual or entities’ relationship with us must be kept confidential during and after the relationship. These agreements also provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of its proprietary information by third parties.

Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technologies. Thus, we may not be able to meaningfully protect its trade secrets. For more information regarding the risks related to our intellectual property, see ”Risk Factors—Risks Related to Vyome’s Business—Risks Related to Intellectual Property.”

Business Development Initiatives

We intend to explore partnerships for licensing or co-developing VB-1953 in the US and other markets worldwide. Additionally, we plan to evaluate and explore in-licensing novel and innovative products that treat immune-inflammatory diseases from companies in the US, India and other countries. as part of our strategic portfolio expansion. We are also continuing to explore opportunities to expand partnerships for our MRT technology products in other countries.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition, and a strong emphasis on intellectual property. While we believe that our differentiated technologies and products, scientific expertise, and intellectual property position provide us with competitive advantages, we face potential competition from a variety of companies in these fields. There are several companies that develop treatments for wounds, uveitis, inflammatory acne, and other immune-

inflammatory conditions using different technologies including Tarsier Pharma, Eli Lily, Eyepoint Pharmaceuticals, Bausch Health, Sun Pharma, and Almirall. Several additional companies utilize other technologies to develop competing products.

Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future that are approved to treat the same diseases for which we may obtain approval for our product candidates. This may include other types of therapies, such as small molecule, antibody, and/or protein therapies.

In addition, many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, and approved products than we do today. Mergers and acquisitions in the pharmaceutical and biotechnology may result in even more resources being concentrated among a smaller number of its competitors. Many of these companies are publicly listed entities and have access to larger financial resources. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. We also compete with these companies in recruiting, hiring, and retaining qualified scientific and management talent, establishing clinical trial sites and patient registration for clinical trials, obtaining manufacturing slots at contract manufacturing organizations, and in acquiring technologies complementary to, or necessary for, its programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, and more effective, particularly if they represent cures, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for our assets, which could result in our competitors establishing a strong market position before we can enter the market. We believe the key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, availability of reimbursement, access to capital, and human resources. As a result, we cannot assure that we will be able to compete effectively against these companies or their products.

Commercialization

We have commercialized three products based on MRT technology in India in partnership with Sun Pharma. In this partnership, we arrange for supplies of our dandruff shampoo and lotion to Sun Pharma for which we earn service fees and royalties. We also have commercialized our MRT technology-based Luliconazole cream in partnership with Sun Pharma in India by licensing the technology earning milestone payments and royalties and profits in arranging the supply of a proprietary ingredient sourced by us.

Should any of our other product candidates be approved for commercialization, we intend to develop a plan to commercialize them in the United States and other key markets, through internal infrastructure and/or external partnerships in a manner that will enable us to realize the full commercial value of our programs. Given the company’s stage of development, we have not yet established a commercial organization or distribution capabilities in the USA and other key markets.

Our Manufacturers and Suppliers

To date, all of the materials and components for our products, as well as any related outside services, are procured from qualified suppliers and contract manufacturers in accordance with our proprietary specifications. Our key manufacturers and suppliers have experience working with our MRT technology-based products,VT-1953 and VB-1953 are GMP certified and are regularly audited by various regulatory agencies in India and by the FDA. Our key manufacturers and suppliers have a demonstrated record of compliance with regulatory requirements.

Given that we rely on third-party manufacturers and suppliers for the production of our products, our ability to increase production going forward will depend upon the experience, certification levels, and large-scale production capabilities of its suppliers and manufacturers. Qualified suppliers and contract manufacturers have been and will continue to be selected to supply products on a commercial scale according to our proprietary specifications. The FDA approval process may require us to name and obtain approval for the suppliers of underlying products of our assets.

We may not be able to quickly qualify and establish additional or replacement suppliers for the components of its products. Any new approvals of vendors required by the FDA or other regulatory agencies in other international markets for our products as a result of the need to qualify or obtain alternate vendors for any of our components would delay our ability to sell and market its products and could have a material adverse effect on our business.

We believe that our current manufacturing and supply arrangements can be scaled to support commercial sales and our planned clinical trials. To produce our products in the quantities we anticipate meeting future market demand, we will need our manufacturers and suppliers to increase, or scale up, manufacturing production and supply arrangements by a significant factor over the current level of production. There are technical challenges to scaling up manufacturing capacity and developing commercial-scale manufacturing facilities that may require the investment of substantial additional funds by our manufacturers and suppliers and hiring and retaining additional management and technical personnel who have the necessary experience. If our manufacturers or suppliers are unable to do so, we may not be able to meet the requirements to expand the launch of our products in the United States or launch our products internationally, or to meet future demand, if at all. We may also represent only a small portion of our suppliers’ or manufacturers’ business and if they become capacity-constrained, they may choose to allocate their available resources to other customers that represent a larger portion of their business. If we are unable to obtain a sufficient supply of its product, our revenue, business, and financial prospects will be adversely affected.

Governmental Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, clinical trial, testing, manufacture, quality control, import, export, safety, efficacy, labeling, packaging, storage, distribution, recordkeeping, approval, distribution, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. We, along with our vendors, CROs, clinical investigators, and CMOs will be required to navigate the various preclinical, clinical, manufacturing, and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of its product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

Overview of U.S. Drugs Development Process

In the United States, the FDA regulates drug products under the Federal Food, Drug and Cosmetic Act (FD&C Act) and its implementing regulations. Drugs are also subject to other federal, state, and local statutes and regulations. If we fail to be compliant with these regulations, then we may be subject to warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties, or criminal prosecution.

Our product candidates must be approved for therapeutic indications by the FDA before they may be marketed in the United States. For drug product candidates regulated under the FD&C Act, the FDA must approve a New Drug Application or NDA. The process generally involves the following:

●	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements and applicable requirements for the humane use of laboratory animals or other applicable regulations;
●	completion of the manufacture, under cGMP conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;
●	submission to the FDA of an Investigational New Drug application, or IND, which must become effective before clinical trials may begin;
●	payment of user fees for FDA review of the NDA;
●	approval by an International Review Board or IRB or independent ethics committee at each clinical trial site before each trial may be initiated;
●	performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, Good Clinical Practice or GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;
●	preparation and submission to the FDA of an NDA;
●	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

●	satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug product’s identity, strength, quality and purity;
●	satisfactory completion of potential FDA audit of the preclinical study clinical trial sites that generated the data in support of the NDA; and
●	FDA review and approval of the NDA, including, where applicable, consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

Preclinical Studies and Clinical Trials for Drugs

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of product chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes the results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a full or partial clinical hold. FDA must notify the sponsor of the grounds for the hold and any identified deficiencies must be resolved before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A clinical hold can also be imposed once a trial has already begun, thereby halting the trial until the deficiencies articulated by FDA are corrected.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, who generally are physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable compared to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about clinical trials, including results for clinical trials other than Phase 1 investigations, must be submitted within specific timeframes for publication on www.ClinicalTrials.gov, a clinical trials database maintained by the National Institutes of Health.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a clinical trial may move forward at designated check points based on access that only the group maintains to available data from the trial and may recommend halting the clinical trial if it determines that the participants or patients are being exposed to an unacceptable health risk or other grounds, such as no demonstration of efficacy. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, FDA will nevertheless accept the results of the study in support of an NDA if the study was well-designed and well-conducted in accordance with GCP requirements, including that the clinical trial was performed by a qualified investigator(s); the data are applicable to the U.S. population and U.S. medical practice; and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap.

●	Phase 1 – Phase 1 clinical trials involve the initial introduction of the investigational product in a limited population of healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.
●	Phase 2 – Phase 2 clinical trials typically involve the administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the drug’s potential efficacy, to determine the optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.
●	Phase 3 – Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy, and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling. Generally, two adequate and well-controlled Phase 3 trials are required by the FDA for approval of an NDA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials or post-marketing studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of NDA approval.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information. During the development of a new drug product, sponsors have the opportunity to meet with the FDA at certain points, including prior to submission of an IND, at the end of Phase 2 and before submission of an NDA. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process for Drugs

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy for the requested indications. The marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company- sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, to the satisfaction of the FDA. FDA must approve an NDA before a drug may be marketed in the United States.

The FDA reviews all submitted NDAs to ensure they are sufficiently complete to permit substantive review before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the product is safe and effective for the indications sought and whether the facility in which it is manufactured, processed, packaged or held meets standards, including cGMP requirements, designed to assure and preserve the product’s continued identity, strength, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategies or REMS if it believes that a REMS is necessary to ensure that the benefits of the drug outweigh its risks. A REMS can include use of risk evaluation and mitigation strategies like medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, special monitoring or other risk-minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may require additional clinical or preclinical testing or recommend other actions, such as requests for additional information or clarification, that the applicant might take in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population of 200,000 or more individuals in the United States when there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and user-fee waivers.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is clinically superior. If an orphan-designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

The FDA may further reevaluate its regulations and policies under the Orphan Drug Act. It is unclear as to how, if at all, the FDA may change the orphan drug regulations and policies in the future.

Expedited Development and Review Programs for Drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients more quickly than standard FDA review timelines typically permit.

A new drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed. Rolling review means that the FDA may review portions of the marketing application before the sponsor submits the complete application.

In addition, a new drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug, alone or in combination with one or more other drugs, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient product development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review, once an NDA is submitted, if the product that is the subject of the marketing application has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA’s goal date to take action on the marketing application is six months compared to ten months for a standard review.

Products are eligible for Accelerated Approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Accelerated Approval is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, adequate and well-controlled additional post-approval confirmatory studies to verify and describe the product’s clinical benefit, and under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Further, under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a product or an indication approved under Accelerated Approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for Accelerated Approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period. After the 120-day period has passed, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.

U.S. Post-Approval Requirements for Drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities.

Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by company employees but also by agents of the company or those speaking on the company’s behalf, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Promotional materials for approved drugs must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post- market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs and those supplying products, ingredients and components of them, are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements on sponsors and their CMOs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that a sponsor may use. Additionally, manufacturers and other parties involved in the drug supply chain for prescription drugs must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements may subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual program user fee for any marketed product.

The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
●	the issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;
●	fines, warning letters or holds on post-approval clinical trials;
●	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;
●	product seizure or detention, or refusal to permit the import or export of products;
●	injunctions or the imposition of civil or criminal penalties;
●	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; and
●	mandated modification of promotional materials and labeling and issuance of corrective information.

Privacy and Cybersecurity

Our operations entail the collection, use, disclosure, transfer, and processing of sensitive and personal information. These operations now and in the future are subject to multiple jurisdictions’ privacy and data security laws and regulations, including those within the U.S., the EEA, and the UK. Our operations extend to commercial partnerships and third-party processors, each of which may be governed by their distinct privacy regulations and data security laws. These laws are constantly evolving and subject to varying interpretations, requiring us to periodically update its policies and measures to maintain compliance.

The GDPR in the EU and the UK, which have been incorporated into their respective laws, impose stringent requirements on the processing of health and other sensitive data. These requirements encompass: (i) providing information to individuals regarding data processing activities; (ii) obtaining consent from individuals to whom the data processing relates; (iii) responding to data subject requests; (iv) imposing requirements to notify the competent national data protection authorities and data subjects of personal data breaches; (v) implementing safeguards in connection with the security and confidentiality of the personal data; (vi) accountability requirements; and (vii) taking certain measures when engaging third-party processors. The GDPR is also the regulation that informs us obligations with respect to any clinical trials conducted in the EEA or UK. The GDPR’s definition of personal data includes coded data, and it requires changes to informed consent practices and detailed notices for clinical trial subjects and investigators. Failure to comply with the GDPR can result in significant practical, legal, and financial repercussions, including the destruction of improperly gathered or used personal data, substantial fines of up to €20 million (£17.5 million) or 4% of the company’s global annual turnover, mandatory audits, orders to cease or modify data use, and a private right of action enabling data subjects to seek damages. In addition, the GDPR provides that EU member states or the UK may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric, or health data.

Further, the UK has recently introduced a new Data Protection & Digital Information (No. 2) Bill. This development could reshape the UK’s data protection landscape, distancing it from the EU’s data protection regime. This lack of clarity on future UK laws and regulations and their interaction with those of the EU could add legal risk, uncertainty, complexity, and cost; and any resulting divergence in laws could increase our risk profile and necessitate further compliance measures.

To enable the transfer of personal data outside of the EU or the UK, adequate safeguards must be implemented in compliance with the GDPR. On June 4, 2021, the European Commission issued new forms of standard contractual clauses, or SCCs, for data transfers from controllers or processors in the EU (or otherwise subject to the GDPR) to controllers or processors established outside the EU (and not subject to the GDPR). As of December 27, 2022 the new SCCs replace the SCCs that were adopted previously under the EU Data Protection Directive. The UK is not subject to the European Commission’s new SCCs, and instead it has published the UK International Data Transfer Agreement, or IDTA, and the International Data Transfer Addendum to the new SCCs, or the Addendum, which enable transfers from the UK. For new transfers, the IDTA (or SCCs and Addendum) must be in place, and such measures must be in place for all existing transfers from the UK from March 21, 2024. Companies relying on SCCs or the IDTA to govern transfers of personal data to third countries will also need to assess whether the data importer can ensure sufficient guarantees for safeguarding the personal data under GDPR, including an analysis of the laws in the recipient’s country. When conducting restricted data transfers under the EU and UK GDPR, we will need to implement these new safeguards, and doing so will require significant effort and cost.

Failure to implement valid mechanisms for personal data transfers from Europe may result in increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to export personal data may also: (i) restrict our activities outside Europe; (ii) limit the ability to collaborate with partners as well as other service providers, contractors and other companies outside of Europe; and/or (iii) require us to increase its processing capabilities within Europe at significant expense or otherwise cause it to change the geographical location or segregation of its relevant systems and operations – any or all of which could adversely affect its operations or financial results.

In the U.S., privacy and security of personal information are regulated by various federal and state laws, such as health information privacy laws, security breach notification laws, and consumer protection laws.

Compliance with these multifaceted privacy and data security laws can be time-consuming, and failure to comply with any of these regulations could lead to significant fines and penalties (potentially including criminal prosecution), adversely affecting our reputation, business, financial condition, and operational results. Changes in statutes, regulations, or interpretations of existing regulations could impose additional requirements on our operations, such as modifications to data processing arrangements, changes to privacy policies, recall or discontinuation of certain data processing methods, or additional recordkeeping requirements. These changes could adversely affect the operation of our business.

There is a further risk that we may not be able to adequately protect its information systems from cyberattacks. Such breaches could result in the disclosure of confidential, protected, or personal information, damage its reputation, and expose it to significant financial and legal exposure, including potential civil fines and penalties, litigation, and regulatory investigations or enforcement actions under laws such as HIPAA, the GDPR, and the CCPA.

In addition to the risks outlined above, the legal or regulatory actions may also divert our management from their primary operations. Prohibitions, restrictions, or allegations of violations of these laws could materially and adversely affect our business. Hence, ensuring consistent compliance with privacy and data security laws and regulations remains a critical operational imperative for us.

Other Regulatory Matters

Manufacturing, labeling, packaging, distribution, sales, promotion, and other activities of product candidates following product approval, where applicable, or commercialization are also potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to which we may be subject. Additionally, the activities associated with the commercialization of product candidates are subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the CMS, other divisions of the U.S. Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

The distribution of pharmaceutical drugs is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of such pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements may subject firms to legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert its management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in statutes, regulations, or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional recordkeeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Regulation Outside of the United States

In addition to regulations in the United States, we subject to a variety of regulations in other jurisdictions governing clinical studies, commercial sales, and distribution of our products. Most countries outside of the United States require that clinical trial applications be submitted to and approved by the local regulatory authority for each clinical study. In the EU, for example, an application must be submitted to the national competent authority and an independent ethics committee in each country in which we intend to conduct clinical trials, much like the FDA and IRB, respectively. Under the new CTR (EU) No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022, a single application is now made through the Clinical Trials Information System, or CTIS, for clinical trial authorization in up to 30 EU/EEA countries at the same time and with a single set of documentation. A similar process is followed in other countries like India, China and Japan etc.

Insurance Coverage

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our ability to successfully commercialize its product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations.

Additionally, the process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which products they will pay for and establish reimbursement levels. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

No Uniform Policy Exists for Coverage and Reimbursement in the U.S.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree.

Further, during the COVID-19 pandemic, millions of individuals lost employer-based insurance coverage. It is unclear what effect, if any, the American Rescue Plan will have on the number of covered individuals, which may adversely affect our ability to commercialize its products. A similar situation may happen due to any other pandemic in future.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment.

Affordable Care Act and Legislative Reform Measures

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies such as those we are developing. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell its products profitably. In particular, in 2010, the ACA was enacted, which, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of- sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous judicial, administrative, and executive, challenges to certain aspects of the ACA. In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the American Rescue Plan Act of 2021 eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Further, the Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. Medicare payments to providers will be further reduced starting in 2025 absent further legislation. The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

The Inflation Reduction Act of 2022, or IRA, includes several provisions that may impact our B business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs without generic competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. Further, judicial challenges to the IRA may have an impact on the implementation of the IRA’s provisions; and the overall effects of the IRA on Bio’s business and the healthcare industry in general is not yet known.

These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Other U.S. and India Environmental, Health and Safety Laws and Regulations

We may be subject to numerous environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance for employees in India to cover costs and expenses we may incur due to injuries to its employees as well as insurance for environmental liability, but this insurance may not provide adequate coverage against potential liabilities

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Employees

As of the date of this prospectus, we had seven full time employees. These employees are located in the U.S. and India.

From time to time, we also employ independent contractors, consultants, and temporary employees to support its operations. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are good.

Properties

We have approximately 110 square feet of office space in Princeton, New Jersey under an operating service agreement that expires October 31, 2024, and is automatically renewed every 3 months.

We also lease approximately 3000 square feet of office and laboratory in New Delhi, India under an operating lease that expires on December 31, 2024 and approximately 1,500 square feet of laboratory in New Delhi, India under an operating lease that expires on December 31, 2024. We also have office space in Cambridge, Massachusetts under an office service agreement dated June 27, 2024 which is on a month-to-month basis.

Legal Proceedings

We are not currently a party to any material litigation, and we are not aware of any pending or threatened litigation against it that could have a material adverse effect on its business, operating results, or financial condition. The industry in which we operate is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, we may be involved in various legal proceedings from time to time.

Corporate Information

We were originally incorporated in the state of Delaware in August 2017. Our principal executive offices are located at 100, Overlook Center, 2nd Floor, Princeton NJ 08540 USA, and its telephone number is 973-832-8147. Our website address is www.vyometx.com. The information on, or that may be accessed through, our website is not incorporated by reference into this Registration Statement on Form S-4 and should not be considered a part of this Registration Statement on Form S-4.

RESHAPE EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers during our fiscal years ended December 31, 2023 and 2022.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)	Non- equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Paul F. Hickey(1)	2023	373,083	133,333		—	—	—		506,416
President and Chief Executive Officer	2022	133,078	25,000		158,078

Thomas Stankovich	2023	282,121	25,000		—	—	—		307,121
Chief Financial Officer	2022	330,000	77,338	(2)	—	—	148,500	(3)	555,838
(1)	Mr. Hickey joined the Company on August 15, 2022. His $25,000 bonus was a sign-on bonus under his employment agreement.
(2)	Consists of the payout under the Company’s Management Incentive Plan for 2021 which was paid out as a stock bonus in November 2022.
(3)	Consists of a one-time cash bonus awarded to Mr. Stankovich under a retention bonus agreement pursuant to which the Company agreed to pay Mr. Stankovich 100% of his target 2022 cash bonus, regardless of actual performance, if Mr. Stankovich remained employed by the Company until at least December 31, 2022.

Employment Agreement with Thomas Stankovich

On October 29, 2019, we entered into an employment agreement with Mr. Stankovich, our Chief Financial Officer. The agreement has an initial term of one year and automatically renews for successive one year terms unless either party delivers written notice 90 days prior to the expiration of the current term or unless it is earlier terminated. Pursuant to the agreement, Mr. Stankovich is entitled to a base salary of $300,000, or a higher annual rate if approved by the Board of Directors, and to cash and equity awards pursuant to our incentive compensation plan, contingent on Mr. Stankovich meeting certain annual objectives determined by the Compensation Committee. The agreement establishes that Mr. Stankovich is eligible for an annual incentive compensation of up to 30% of his base salary for that year. Mr. Stankovich’s employment agreement also provides for the receipt of certain benefits upon the occurrence of particular termination events or a change in control. This employment agreement was amended effective December 1, 2023, whereas Mr. Stankovich and the Company mutually agreed to reduce his role to a fractional CFO, working part time on standard activities and addition for special projects as needed for an hourly rate of $125.

Employment Offer Letter and Employment Agreement with Paul Hickey

On July 25, 2022, we entered into an employment offer letter with Mr. Hickey, our President and Chief Executive Officer, pursuant to which Mr. Hickey will receive an annual base salary of $400,000 and a potential annual bonus of up to 50% of his annual base salary, which bonus for the 2022 calendar year will be prorated based on the portion of the year he is actually employed. Additionally, the offer letter provided that Mr. Hickey would be granted a stock option under the Company’s equity incentive plan to purchase a number of shares of the Company’s common stock equal to 4% of the Company’s outstanding common stock, on a fully-diluted basis, as of the date of the offer letter. The options will have a 10-year term and a per share exercise price equal to the closing market price of the Company’s common stock on the grant date. The options will vest with respect to 25% of the shares of common stock purchasable thereunder on the one-year anniversary of the grant date and monthly thereafter for 36 months, conditioned upon Mr. Hickey’s continued employment with the Company from the grant date until the respective vesting date. As soon as reasonably practicable following the first offering of common stock or securities convertible into common stock for purposes of financing the

Company after Mr. Hickey’s start date, Mr. Hickey will be granted an additional stock option or other equity award in an amount that maintains his fully diluted ownership percentage at 4%. The offer letter contains severance provisions which provide that in the event Mr. Hickey’s employment is terminated by the Company without cause or Mr. Hickey resigns for good reason, he will be entitled to receive a severance payment equal to 12 months base salary payable as salary continuation payments. To be eligible to receive these payments, Mr. Hickey will be required to execute and not revoke a release of claims. On November 1, 2022, we entered into an employment agreement with Mr. Hickey that memorialized the terms of his employment offer letter.

Management Incentive Plan

Our Management Incentive Plan is designed to provide executive officers with annual incentive compensation based on the achievement of certain pre-established performance objectives. By utilizing a combination of objective and subjective performance factors critical to our success, this program incentivizes our executive officers to achieve results that benefit them and the Company.

At the beginning of each year, the Compensation Committee approves, subject to review by the Board of Directors, new corporate objectives for the Management Incentive Plan. The objectives are established and measured on an annual basis to better align personal objectives with the direction and objectives of the Company. When these objectives are established and approved, each objective, and, if applicable, the subparts to each objective, is weighted and assigned a percentage value relative to the corporate objectives taken as a whole. At that time, the Compensation Committee also establishes the maximum bonus amount for each of our executive officers, based on a set percentage of each executive officer’s base salary, that the corporate objectives are worth. The Compensation Committee may modify or re-weight the objectives during the course of the fiscal year, if necessary, to reflect changes in our business plan.

Long-Term Incentives

Our 2022 Equity Incentive Plan, allows us the opportunity to grant stock options, restricted stock and other equity-based awards. In general, we view equity awards as incentives for future performance and not as compensation for past accomplishments. We also believe that equity awards reward continued employment by an executive officer, with an associated benefit to us of employee continuity and retention. The exercise price of stock options awarded by the Compensation Committee has been and will continue to be the closing sales price of our common stock on the date of grant.

The Compensation Committee and the Board of Directors do not grant equity awards according to a prescribed formula or target, although they review equity data from comparable companies to inform their decisions. In determining the number of equity awards granted to executive officers, individual responsibilities and experience, as well as contributions and achievements are considered, and, in appropriate circumstances, the Compensation Committee considers the recommendations of the Chief Executive Officer. The objectives utilized to assess individual contributions and achievements vary depending on the individual executive, but relate generally to strategic factors such as clinical and regulatory progress, commercialization, research and development, continued establishment of intellectual property and implementation of appropriate financing strategies. While the Chief Executive Officer may provide recommendations to the Compensation Committee regarding the number of equity awards granted to other executive officers from time to time, he does not make a recommendation as to his equity awards.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity award holdings held by our named executive officers at December 31, 2023.

	Stock Awards
Name	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)
Paul Hickey	—	—
Thomas Stankovich	7	88
(1)	Consists of unvested restricted stock units that were granted in July 2021.
(2)	Based upon the closing price of our common stock on December 29, 2023 (the last business day of fiscal 2023) of $14.50.

Director Compensation

Compensation for our directors is designed to result in compensation that is competitive with that provided by comparably-sized, publicly-traded, medical device companies. For 2023 (i) each non-employee director received an annual retainer of $35,000 for serving on the Board, (ii) each non-employee director who served on the Audit Committee, the Compensation Committee or the Nominating and Governance Committee, other than the chairperson of each of the committees, received an additional annual retainer of $8,000, $5,000 and $4,500, respectively, (iii) each of the chairpersons of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee received an additional annual retainer of $17,500, $10,000 and $9,000, respectively, and (iv) our Lead Director received a $15,000 annual retainer in that role.

We reimburse all of our non-employee directors for reasonable travel and other expenses incurred in attending Board and committee meetings. Directors who also serve as employees of the Company receive no additional compensation for serving as a director. Mr. Hickey is the only director who is also an employee of the Company.

In July 2022, the Board appointed Dan Gladney, who was previously the Chair of the Board of Directors, as Executive Chair. In his role as Executive Chair, Mr. Gladney will take a more active role supporting Mr. Hickey and the Company on strategic matters. Mr. Gladney’s annual cash compensation for his service as the Executive Chair will be $90,000, which will replace his compensation as Chair of the Board, and is in addition to the $35,000 annual retainer paid to all Board members. Therefore Mr. Gladney’s total annual cash compensation for his service on the Board and as Executive Chair will be $125,000, excluding any amounts paid for his current service on the Nominating and Governance Committee or any other committee of the Board to which he may be appointed.

The following table shows the compensation of the non-employee members of our Board during fiscal year 2023:

Director Compensation in 2023

Name(1)	Fees Earned or Paid in Cash ($)(2)
Dan Gladney	129,500
Gary Blackford	77,000
Lori McDougal	57,500
Arda Minocherhomjee	52,500
(1)	Paul Hickey, our current President and Chief Executive Officer, and Bart Bandy, who served as President and Chief Executive Officer and a director of the Company until July 2022, are not included in this table because they were employees of the Company during 2022 and thus received no compensation for their services as a director. The compensation that Mr. Hickey and Mr. Bandy received as an employee of the Company is shown in the “Summary Compensation Table.”
(2)	The amounts in this column include the annual Board of Director and committee retainer amounts for 2023 described above under the heading “Director Compensation.”

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Directors and Executive Officers of ReShape

The current directors, other than Mr. Gladney, and executive officers of ReShape are expected to resign in connection with the consummation of the Merger.

Executive Officers and Directors of the Combined Company Following the Merger

Pursuant to the Merger Agreement, following the consummation of the Merger, the Combined Company Board will consist of six members designated by Vyome and its current stockholders, who are expected to be Krishna K. Gupta (a member of the Vyome Board), Venkat Nelabhotla (the Chief Executive Officer of Vyome), Shiladitya Sengupta, Mohanjit Jolly, Frank Wisner and [•], and one member designated by ReShape, who is expected to be Dan W. Gladney, a current member of the ReShape Board. The following sets forth certain information, as of September 25, 2024, concerning the persons who are currently expected to serve as directors and executive officers of the Combined Company upon completion of the Merger. The information for the sixth member to be designated on the Combined Company Board by Vyome or its current stockholders will be included by way of an amendment.

Name	Age	Position(s)
Krishna K. Gupta	36	Chairman of the Board and Director
Venkat Nelabhotla	63	Chief Executive Officer and Director
Shiladitya Sengupta	52	Director
Mohanjit Jolly	54	Director
Frank Wisner	86	Director
[•]	[•]	Director
Dan W. Gladney	71	Director
Robert Dickey IV	68	Chief Financial Officer

Krishna K. Gupta, age 37, has served as a member of the Board of Vyome Therapeutics, Inc. since December 2018. He is the founder and CEO of REMUS Capital and Romulus Capital (collectively referred to herein as “REMUS Capital”), technology-focused venture capital firms he initially founded in 2008. Mr. Gupta serves as a director on the boards of several privately held companies, including: Ceres AI, which provides computer vision-analytics in agriculture; Cohealo, Inc., which provides equipment sharing service for health systems; Spotta, which develops smart insect and pest monitoring solutions; and ZeroCater, which provides catering technology for enterprises. He was a co-founder of Presto Automation, a market leader in conversational AI for drive-thrus, and the first investor in Ginger, which was a leader in mental health software and merged with Headspace. Mr. Gupta has also served as a member of the board of directors of Allurion Technologies (NYSE: ALUR) since 2015, including as Chairman since 2023. Prior to REMUS Capital, Mr. Gupta held roles at McKinsey & Company, a management consulting firm, and JPMorgan, an investment banking firm, where he advised several Fortune 100 clients on tech M&A deals. Mr. Gupta holds B.S. degrees in materials science and engineering, as well as in management sciences, both from the Massachusetts Institute of Technology. Mr. Gupta was nominated to serve as Chairman of the Combined Company due to his experience investing in technology and healthcare businesses.

Venkat Nelabhotla, age 63, has served as the Co-Founder & CEO and as a member of the Board of Vyome Therapeutics Inc. since August 2017. Previously, he was co-founder and Chief Executive Officer of Vyome Biosciences Private Limited from August 2013. He is a seasoned senior executive with over 35 years of success across the pharmaceuticals, biotech, and consumer products industries. He brings a wealth of experience in driving corporate growth, innovation, global expansion, and organizational scaling. Mr. Nelabhotla has held key leadership roles at companies including Vyome Therapeutics Inc., Vyome Biosciences Private Limited, Emami Ltd., Aurobindo Pharma, Shantha Biotechnics (a Sanofi company), and CavinKare, where he has created significant value growth. As Co-Founder and CEO of Vyome Therapeutics Inc., Mr. Nelabhotla has built a unique pipeline of products and secured significant funding for the Company’s growth. Before co-founding Vyome Therapeutics Inc., Mr. Nelabhotla served as co-founder & chief executive officer of Vyome Biosciences private limited in which he raised early stages of funding and product pipeline development and commercialization of certain products. Mr. Nelabhotla served as chief executive officer and executive director of Emami Limited (EMAMILTD.NS), from June 2007 to September 2010, a publicly listed company, playing a pivotal role in significantly increasing the company’s market cap through an all rounded organizational growth including M&A. Mr. Nelabhotla also served as senior vice president at Aurobindo Pharma (AUROPHARMA.NS), from June 2005 to June 2007 contributing to significant revenue growth and served as a senior executive at Shantha Biotechnics private limited (a Sanofi company), from

June 2002 to June 2005 , where he successfully launched biosimilar products and worked on developing vaccine portfolio strategy. Mr. Nelabhotla has also served as president of CavinKare Private Limited from September 1994 to June 2000, during his tenure the company experienced a manyfold increase in revenues and multiple brand launches. Mr. Nelabhotla also serves as a board member and strategic advisor of Pulse Pharmaceutical Private Limited and is involved in angel investments in startups. He holds an MBA from the Indian Institute of Management, Ahmedabad, and is a member of the Confederation of Indian Industry Biotech Forum. Mr. Nelabhotla’s experience in driving corporate growth, innovation, global expansion, organizational scaling and fund raising qualify him to serve on the board of directors.

Shiladitya Sengupta, Ph.D., age 52, is a Co-founder of Vyome Therapeutics Inc. and has served as a member of the board of directors of Vyome Therapeutics Inc. since August 2017. He is a founder and board member of Vyome Biosciences Private Limited since 2011. Dr. Sengupta is an associate professor of medicine at the Harvard Medical School since 2019, a principal investigator at the Dana Farber Cancer Institute since 2006, faculty member at the Health Science and Technology program at the Massachusetts Institute of Technology since 2005, and the director of Center for Engineered Therapeutics at the Brigham and Women’s Hospital since 2018. His research group develops and applies nanotechnology and bioengineering tools for studying disease pathology, and designs novel drugs based on the understanding of the disease pathology. Dr. Sengupta is a co-founder and a member of the board of directors of Alyssum Therapeutics (venture backed) since 2019, a co-founder of Cerulean Pharmaceuticals (listed on NASDAQ), the founder and board member of India Innovation Research Center since 2011and was a founding director of Famygen Inc, (acquired by Viatris). Several of his research works have been translated to the clinics and have been commercialized. His honors include the Era of Hope Scholar award from the U.S. Department of Defense, the TR35 Top 35 Innovator from MIT Technology Review, TED Fellow, and Fellow of the Cambridge Commonwealth Society, and the Shakuntala Amir Chand Prize from Indian Council of Medical Research. Dr. Sengupta obtained his undergraduate education at the All India Institute of Medical Sciences, receiving a BS and MS. in medical pharmacology, where he received the Geeta Mital Gold Medal for best research in oncology. He then received a Ph.D. in pharmacology from Trinity College, University of Cambridge, where he was a Nehru Scholar and a Chevening Scholar. He completed his fellowship in biological engineering from Massachusetts Institute of Technology, and joined the faculty at Harvard in 2005. Dr. Sengupta has published over 100 papers, including in top journals such as Nature and Cell.

Mohanjit Jolly, age 54, has served as a member of the Board of Vyome Therapeutics, Inc. since January 2019. Mr. Jolly has been working with and investing in technology start-ups in the US and India for over 20 years. He is one of the few Venture Capitalists who has been actively on the ground as a partner in both India and Silicon Valley. In January 2016, Mr. Jolly co-founded, and is a Partner of Iron Pillar, a growth stage venture firm that invests in technology startups in the US-India corridor. Mr. Jolly has led Iron Pillar’s investments in Sibros (Automotive communication platform), Jiffy (Enterprise Automation in Financial Services), Uniphore (Conversational AI), Ushur (Customer Experience Automation), Pando (Logistics SaaS), CoreStack (Cloud Governance) and Fold Health (Technology platform for value based care). Before co-founding Iron Pillar in 2016, Mr. Jolly served as a partner and managing director at Draper Fisher Jurvetson (DFJ) for 9 years, establishing their India operations, overseeing their India venture portfolio and coordinating business development efforts with Fortune 500 companies for DFJ’s global portfolio. During his tenure at DFJ, Mr. Jolly invested in companies such as Cleartrip (Online Travel), D.light (Affordable solar applications), Attero (electronic waste recycling), and Bharat Light and Power (Renewables based power generation). Prior to this, Mr. Jolly was a partner at Garage Technology Ventures, a Silicon Valley seed stage VC firm. During his early years in California, Mr. Jolly helped launch ViaSpace, a technology incubator in conjunction with Caltech and JPL and Intel Play, a joint venture between Mattel and Intel. He also worked at Itek Optical Systems, a Boston based manufacturer of high-resolution reconnaissance systems. Mr. Jolly serves on the non-profit Boards of The Unreasonable Group and The SETI Institute. Mr. Jolly earned his MBA from The Anderson School at UCLA and a B.S. and M.S. in Aeronautics and Astronautics from The Massachusetts Institute of Technology (MIT).

Frank Wisner, age 86, will be serving as a member of the Combined Company Board post the consummation of the Merger. He is a career diplomat with the personal rank of Career Ambassador, he previously served as Ambassador to India from 1994-1997. Additionally, he held the positions of Ambassador to Zambia (1979-82), Egypt (1986-91), and the Philippines (1991-92). Mr. Wisner has served in a number of positions in the U.S. government, including Undersecretary of Defense for Policy (1993-94), Undersecretary of State for International Security Affairs (1992-93), Senior Deputy Assistant Secretary for African Affairs (1982-86), and Deputy Executive Secretary of the Department of State (1977). During the course of his career, Mr. Wisner served in the Middle East and South and East Asia. Mr. Wisner returned to government service in 2005 to represent the Secretary of State as her special representative to the Kosovo status talks. After leaving government service, Mr. Wisner joined the American International Group, where he was named Vice Chairman, External Affairs until Mr. Wisner joined the law firm, Squire Patton Boggs, LLP in March 2009 and served as International Affairs Advisor until his retirement in 2024. Mr. Wisner is also a member of numerous non-profit organizations. He is an advisor to ERGO and American Tunisian Enterprise Fund. Mr. Wisner was educated at Princeton University. Mr. Wisner’s years of experience in the promotion of Indian business qualify him to serve on the board of directors.

Dan W. Gladney, age 71, has has served as one of ReShape’s directors since November 2015, as Chairman of our Board of Directors since October 2016 and as Executive Chair since July 2022. Mr. Gladney served as our President and Chief Executive Officer from November 2015 until March 2019. Prior to joining us, Mr. Gladney served as Chairman and Chief Executive Officer of Lanx, Inc., a medical device company focused on developing and commercializing innovative devices for spinal surgery. Prior to his time at Lanx, Inc., Mr. Gladney was a Healthcare Operating Partner at Norwest Equity Partners (NEP) from 2008 until 2010, where he was responsible for strategic planning, business growth and corporate governance for NEP portfolio companies and executing new investment opportunities for the firm. Prior to joining NEP, Mr. Gladney served as President and Chief Executive Officer of several medical device companies including Heart Leaflet Technologies and ACIST Medical Systems, both of which were acquired by The Bracco Group. He also served as Chairman, Chief Executive Officer and President of Compex Technologies, a publicly traded orthopedic and health and wellness electro therapy company, from 2002 until 2006. Mr. Gladney currently serves on the board of directors of Aria CV, Inc. and has been a member of a number of other private and public company boards. After the sale of Lanx, he acted as a private investor and small business consultant.

Robert Dickey IV, age 68, has over 25 years of experience as a CFO as well as in other C-level and Board positions in both private and publicly-traded life sciences and medical device companies. Mr. Dickey is experienced in all stages of the corporate lifecycle, including start-up, fundraising, going public, high growth, turnarounds and exit strategies. Earlier in his career, Mr. Dickey spent 18 years in investment banking, mostly at Lehman Brothers, with a background split between M&A and capital markets transactions. His expertise includes public and private financings, M&A, partnering/licensing transactions, project management, overseeing company’s finance and accounting functions, as well as interactions with Boards, VCs, shareholders and Wall Street. Mr. Dickey is the Founder and Managing Director at Foresite Advisors since 2020, which provides finance support and strategy for life science companies, including strategic CFO advisory, financial analysis and transactional support for fundraising and M&A. Mr. Dickey is also part of the Leadership Team at Cell One Partners since 2018, which provides consulting for cell and gene therapy companies. He currently serves as a member of the board of directors at AngioGenex, SFA Therapeutics and GSNO Therapeutics. Mr. Dickey holds an MBA from The Wharton School, University of Pennsylvania, and an AB from Princeton University. Mr. Dickey’s prior experiences as a CFO and board positions in both private and publicly-traded life sciences and medical device companies qualify him to serve as the Chief Financial Officer of the Combined Company.

Family Relationships

There are no family relationships among any of the current directors and executive officers of ReShape, and there are no family relationships among any of the proposed Combined Company directors and officers.

Board Composition

If the ReShape Charter Amendment Proposal is approved, upon the consummation of the Merger, the Combined Company will be comprised of seven directors and will be divided into three classes with staggered three-year terms. The Combined Company’s directors will be divided among the three classes as follows:

1.	the Class I directors will be Krishna Gupta, Frank Wisner and Shiladitya Sengupta and their terms will expire at the annual meeting of stockholders to be held in 2025;

2.	the Class II directors will be Venkat Nelabhotla and Dan W. Gladney and their terms will expire at the annual meeting of stockholders to be held in 2026; and

3.	the Class III directors will be Mohanjit Jolly and [•] and their term will expire at the annual meeting of stockholders to be held in 2027.

The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the Combined Company to be held following the initial effectiveness of the ReShape Charter Amendment; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders of the Combined Company following the initial effectiveness of the ReShape Charter Amendment; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders of the Combined Company to be held following the initial effectiveness of the ReShape Charter Amendment. At each succeeding annual meeting of stockholders of the Combined Company, beginning with the first annual meeting of stockholders of the Combined Company following the initial effectiveness of the ReShape Charter Amendment, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders of the Combined

Company after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death, disqualification or removal.

Director Independence

Our Board of Directors reviews at least annually the independence of each director. During these reviews, our Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates), ReShape and our management to determine whether any such transactions or relationships are inconsistent with a determination that the director was independent. This review is based primarily on responses of the directors to questions in a directors’ and officers’ questionnaire regarding employment, business, familial, compensation and other relationships with ReShape and our management. Our Board of Directors has determined that no transactions or relationships existed that would disqualify any of our directors under the Nasdaq Stock Market rules or require disclosure under SEC rules, with the exception of Paul Hickey, our President and Chief Executive Officer, because of his current employment relationship with ReShape Lifesciences. Based upon that finding, the Board of Directors determined that Ms. McDougal and Messrs. Blackford, Gladney and Minocherhomjee are “independent” and the composition of our Board of Directors meets the requirements for independence under the Nasdaq Stock Market. Each of our Audit, Compensation, and Nominating and Governance Committees is composed only of independent directors.

Related Person Transactions

In accordance with its written charter, ReShape’s Audit Committee is responsible for reviewing all proposed related party transactions, and the Audit Committee is responsible for reviewing and approving all such transactions, other than transactions that are subject to review by another independent body of the ReShape Board. The term “related party transactions” refers to transactions required to be disclosed in ReShape’s filings with the SEC pursuant to Item 404 of Regulation S-K. As a smaller reporting company, ReShape is also required to review and approve any transaction, arrangement or relationship in which Obalon is a participant, the amount involved exceeds the lesser of $120,000 or one percent of the average of ReShape’s total assets at year-end for the last two completed fiscal years, and a related person has a direct or indirect material interest. In considering related party transactions, the Audit Committee is guided by its fiduciary duty to ReShape’s stockholders. ReShape’s Audit Committee does not have any written or oral policies or procedures regarding the review, approval and ratification of transactions with related parties. Additionally, each of ReShape’s directors and executive officers is required to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions. ReShape’s Nominating and Governance Committee and Board of Directors annually review all transactions and relationships disclosed in the director and officer questionnaires, and the Board makes a formal determination regarding each director’s independence.

Committees of the Board of Directors

The ReShape Board has established three standing committees — the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee — each of which operates under a written charter that has been approved by the ReShape Board. All of the members of each of the Board’s three standing committees are independent as defined under the Nasdaq rules. In addition, all members of the Audit Committee meet the independence requirements for Audit Committee members under Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act, and all members of the Compensation Committee meet the standards for independence specific to members of a compensation committee under the Nasdaq rules.

The charters of our standing board committees are available on our website at https://ir.reshapelifesciences.com/corporate-governance/committee-composition.

The following table reflects the current membership of each ReShape Board committee.

Committee Membership

Name	Audit	Nominating and Governance	Compensation
Gary Blackford	√	Chair	Chair
Dan Gladney		√
Lori McDougal	√		√
Arda Minocherhomjee	Chair	√	√

Audit Committee

The Audit Committee is responsible for assisting the Board in monitoring the quality and integrity of our consolidated financial statements, our internal controls, our compliance with legal and regulatory requirements and the qualifications, performance and independence of our independent auditor. The Audit Committee has sole authority to retain and terminate the independent auditor and is directly responsible for the compensation and oversight of the work of the independent auditor. The Audit Committee reviews and discusses with management and the independent auditor the annual audited and quarterly consolidated financial statements (including the disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this proxy/information statement-prospectus), reviews the integrity of the financial reporting processes, both internal and external, reviews the qualifications, performance and independence of the independent auditor, oversees the Company’s compliance with legal and regulatory requirements with respect to financial matters, and prepares the Audit Committee Report included in the proxy statement in accordance with the rules and regulations of the SEC. All of the Audit Committee members meet the existing independence and experience requirements of the Nasdaq Stock Market and the SEC. Our Board of Directors has determined that each of Lori McDougal and Arda Minocherhomjee is a financial expert under the rules of the SEC. The Audit Committee held five meetings in 2023. During each of the meetings, the Audit Committee met in private session with our independent auditor and alone in executive session without members of management present.

Following the closing of the Merger, the chairman of the audit committee is expected to be [•], who is also expected to qualify as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K, with the remaining members being Dan W. Gladney and Mohanjit Jolly. ReShape believes that, following completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and of the SEC.

Compensation Committee

The Compensation Committee is responsible for assisting the Board by overseeing the administration of our compensation programs and reviewing and approving the compensation paid to our executive officers. The Compensation Committee approves corporate goals related to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer’s performance, determines the compensation of the Chief Executive Officer based on this evaluation, and recommends our non-employee director compensation to the Board. All of the Compensation Committee members meet the existing independence requirements of the Nasdaq Stock Market. The Compensation Committee held three meetings in 2022. During each of the meetings, the Compensation Committee held an executive session without members of management present.

The Compensation Committee reviews and approves the compensation programs and all forms of compensation for our Chief Executive Officer and for our other executive officers. The Chief Executive Officer’s compensation package is set by the Compensation Committee in its sole discretion. Although our Chief Executive Officer does not make a recommendation as to his own compensation, he may respond to the Compensation Committee’s proposal for his compensation, which the Compensation Committee may, but is not required to, consider. The Chief Executive Officer is also permitted to make compensation recommendations for the other executive officers, which the Compensation Committee may, but is not required to, consider. In addition, the Chief Executive Officer may participate as an observer at the Compensation Committee’s meetings when the committee invites him to attend its meetings. Other than these rights granted to the Chief Executive Officer, management does not participate in the determination of the amount or form of executive compensation.

In general, the Compensation Committee tries to keep each executive officer’s base salary and total compensation at the midpoint of the range of base salaries and total compensation paid to similar executive officers at comparable companies and may make recommendations to adjust an executive officer’s compensation accordingly. The goal of this review is to try to maintain base salaries and total compensation packages that are market competitive, so the Company can attract and retain executive talent. However, the Compensation Committee may deviate from this benchmark as it considers other factors such as each executive officer’s individual performance and responsibilities, the Company’s overall strategy and performance and the pool of resources available for compensation adjustments each year. These factors, especially the Company’s desire to reward individual efforts and performance, weigh much more heavily in the Compensation Committee’s final recommendations with respect to compensation adjustments. Since the Company’s intent with respect to stock-based compensation relates more to aligning executive officers’ interests with those of the Company and encouraging their efforts for the long-term growth and success of the Company, the peer group analysis generally plays a role as a reference point in the Compensation Committee’s decisions to make additional awards of stock options to the executive officers. More importantly, the Compensation Committee considers individual performance and experience, contributions and achievements, stock option grants previously awarded to each executive and the Compensation Committee’s view of the appropriate levels of equity compensation for individuals with certain responsibilities, professional expertise and experience.

The Compensation Committee has the authority to use outside compensation consultants to assist it in analyzing our compensation programs and determining appropriate levels of compensation and benefits or to retain outside counsel and other advisors to assist it in the performance of its functions. The decision to retain consultants and, if so, which consultants to retain, is made solely by the Compensation Committee.

The Compensation Committee of the Combined Company is expected to retain these duties and responsibilities following completion of the Merger.

Following the closing of the Merger, the Compensation Committee will comprise Mohanjit Jolly (Chair), Krishna Gupta and Dan W. Gladney. ReShape believes that, after the completion of the Merger, the composition of the Compensation Committee will meet the requirements for independence under, and the functioning of such Compensation Committee will comply with any applicable requirements of the rules and regulations of Nasdaq and of the SEC.

Nominating and Corporate Governance Committee

The Nominating and Governance Committee is responsible for assisting the Board by identifying individuals qualified to become Board members and the independent directors on the Nominating and Governance Committee are responsible for recommending to the Board the nominees for election as directors at our next annual meeting of stockholders. The Nominating and Governance Committee also manages the performance review process for our current directors, recommends qualified members of the Board for membership on committees, conducts a preliminary assessment of the independence of all Board members, reviews the charters of all Board committees, reviews and evaluates succession plans for executive officers, reviews and makes recommendations to the Board regarding our corporate governance principles, oversees the Company’s compliance with legal and regulatory requirements (other than those with respect to financial matters that are overseen by the Audit Committee) and processes and makes recommendations to the Board regarding any stockholder proposals. All of the Nominating and Governance Committee members meet the existing independence requirements of the Nasdaq Stock Market.

The Nominating and Corporate Governance Committee of the Combined Company is expected to retain these duties and responsibilities following completion of the Merger.

Following the closing of the Merger, the Nominating and Corporate Governance Committee will comprise Frank Wisner (Chair) and Krishna Gupta.

Compensation Committee Interlocks and Insider Participation

None of the Combined Company’s executive officers will serve as a member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Combined Company Board or Combined Company Board’s Compensation Committee. None of the current members of the Compensation Committee of the Vyome Board has ever been an employee of Vyome.

Board Compensation for the Combined Company Directors

On June 27, 2024, Vyome entered into a letter agreement with Mr. Frank Wisner for his appointment as a director on the Combined Company Board. Pursuant to this agreement, Mr. Wisner is entitled to an annual retainer between $25,000 - $40,000 to be paid in quarterly installments, which cash compensation shall be subject to the compensation policy and such further changes as the Combined Company Board or the committees may deem appropriate. In addition, Mr. Wisner may be paid an additional cash retainer based on committee participation. In addition to cash compensation, Mr. Wisner is also entitled to an initial grant of restricted stock unit award with a grant date fair market value based on the closing price of the shares of common stock on the date of the grant equal to $150,000 - $200,000. In addition, Mr Wisner will also be eligible for an annual equity award in accordance with the director compensation policy.

Vyome’s Executive Compensation

The following tables and accompanying narrative disclosure set forth information about the compensation provided to Vyome’s named executive officer (the “named executive officers”) during the years indicated. Vyome’s only named executive officer for the fiscal years indicated below was its Chief Executive Officer, Venkat Nelabhotla.

Summary Compensation Table

The following table shows information regarding the compensation of Vyome’s named executive officers for the fiscal years ending December 31, 2023, and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Nonqualified deferred compensation earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Venkat Nelabhotla	2023	260,000	—	—	—	—	—	40,188	300,188
	2022	260,000	—	—	—	—	—	36,950	296,950
(1)	No bonuses were approved or paid to Vyome’s named executive officers in 2022 or 2023.
(2)	Amounts represent the aggregate grant-date fair value of performance-based restricted stock units (“PSUs”) granted to Vyome’s named executive officers in 2023, computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 10 to Vyome’s financial statements included elsewhere in this proxy statement/prospectus/information statement. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting or settlement of the applicable awards.
(3)	Amounts represent the aggregate grant-date fair value of option awards granted to Vyome’s named executive officers in 2023 and 2022, computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 10 to Vyome’s financial statements included elsewhere in this proxy statement/prospectus/information statement. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting or exercise of the applicable awards.
(4)	No annual performance-based cash bonuses earned by the named executive officers in 2023 or 2022.
(5)	In 2022 and 2023, Mr. Nelabhotla voluntarily agreed to a salary deferral, which was effective from January 2022 to December 2023.
(6)	Amounts represent, with respect to Mr. Nelabhotla, approximately $37,688 for 2023 and approximately $34,450 for 2022 in employer medical, dental and vision coverage, and approximately $2,500 for each of the financial years 2023 and 2022 in employer life and disability insurance coverage.

Narrative Disclosure to Summary Compensation Table

Executive Compensation Elements

The following describes the material terms of the elements of Vyome’s executive compensation program during 2023.

Annual Base Salary

Vyome’s board of directors and compensation committee recognize the importance of base salary as an element of compensation that helps to attract and retain the named executive officers. Vyome provides base salary as a fixed source of income for its named executive officers for the services they provide to Vyome during the year, and allows Vyome to maintain a stable executive team.

The base salaries for Vyome’s named executive officers in effect for the year ended December 31, 2023 were as follows: $260,000 for Mr. Nelabhotla. In June 2020, , Mr. Nelabhotla voluntarily agreed to a salary deferral, which was also effective from January 2023 to December 2023. Stock options or other equity awards were granted in lieu of the cumulative forfeited salary amounts up to December 2023, of approximately $650,000 in June 2024 following the guidelines for pricing in accordance with Section 409A of the Internal Revenue Code of 1986.

Annual Cash Incentives or Bonuses

Under the terms of his employment agreement, Mr. Nelabhotla is eligible to earn an annual bonus of up to $133,572 contingent upon the achievement by Vyome of any or all of the milestones described in his employment agreement dated September 30, 2019. For fiscal year 2023, no cash incentives or bonuses were approved by Vyome’s board of directors for 2023.

Employment Agreements

Vyome has entered into an employment agreement with its named executive officers, the key terms of which are set described below. The agreement sets forth the named executive officer’s initial base salary, bonus potential, eligibility for employee benefits and severance benefits upon a qualifying termination of employment, subject to certain non-solicitation and non-competition provisions and confidentiality obligations.

These employment agreements provide for “at will” employment. The terms “cause” and “good reason” referred to below are defined in the applicable employment agreement, and the term “change in control” is defined in Vyome’s 2018 Amended and Restated Equity Incentive Plan.

Venkat Nelabhotla

On September 30, 2019, Vyome and Mr. Nelabhotla entered into an employment agreement, appointing Mr. Nelabhotla as the President and Chief Executive Officer of Vyome. Pursuant to this agreement, Mr. Nelabhotla is entitled to a base salary of $260,000 per annum. The employment agreement also provides for an annual bonus of up to $133,572 contingent upon the achievement by Vyome of any or all of the milestones described in the employment agreement. Both Vyome and Mr. Nelabhotla can terminate the employment agreement for any reason or no reason (including, without limitation, for convenience, cause (as defined in the employment agreement) or good reason (as defined in the employment agreement).

Post-Closing Employment Agreements

In connection with the Merger, Mr. Venkat Nelabhotla will continue to serve as the Chief Executive Officer of the Combined Company under the terms of his existing agreement until such time as the Board determines to enter into a new employment agreement.

Further, on August 26, 2024, Vyome entered into an agreement for the appointment of Robert Dickey as its Chief Financial Officer. Pursuant to this agreement, Mr. Dickey is entitled to a payment of up to $1,800 per month along with $5,000 worth of common shares of Vyome until the listing of shares of the Combined Company on the Nasdaq Capital Market, and $11,000 per month along with $24,000 worth of options to be granted at the time of consummation of the Merger or the listing of shares of the Combined Company on the Nasdaq Capital Market. The agreement can be terminated by either party for reasons, including, among others, cause (as defined in the agreement), upon fifteen (15) days prior written notice to the other party, without cause upon thirty (30) days prior written notice to the other party. In connection with the Merger, Mr. Dickey will continue to serve as the Chief Financial Officer of the Combined Company under the terms of the aforementioned agreement.

Vyome Benefit Plans

401(k) Plan

Under the terms of the employment agreement for the named executive officers, Vyome has agreed to establish a 401(k) plan for its employees. Subject to applicable laws, Vyome has agreed to make matching contributions to such a 401(k) plan on behalf of the named executive officer of up to 6% of the named executive officer’s covered compensation for each calendar year. As on date, no such 401(k) plan has been established by Vyome.

Other Health and Welfare Benefit Plans

Vyome and its subsidiaries also contribute to medical, disability and other standard insurance plans for its employees.

Vyome Equity Compensation

Vyome’s board of directors considers equity incentives to be important in aligning the interests of the named executive officers with those of its equity holders. As part of Vyome’s pay-for-performance philosophy, its compensation program tends to emphasize the long-term equity award component of total compensation packages paid to its named executive officers. In determining the size of the equity incentives to be awarded to Vyome’s named executive officers, Vyome takes into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions and anticipated future contributions to Vyome and the size of prior grants. Vyome has granted options and restricted stock units to compensate its named executive officers.

Vyome has granted equity incentives both in the form of initial grants in connection with the commencement of employment and periodic refresher grants. Because employees are able to profit from options only if Vyome’s price increases relative to the option’s exercise price, Vyome believes options in particular provide meaningful incentives to employees to achieve increases in the value of Vyome’s equity over time. While Vyome intends that the majority of equity awards to its employees be made pursuant to initial grants or its periodic refresh grants, Vyome’s board of directors retains discretion to grant equity awards to employees at other times, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management or Vyome’s board of directors. The exercise price of each option grant is the fair market value of Vyome’s common shares on the grant date. Vyome does not have any stock ownership requirements for its named executive officers.

Vyome 2018 Amended and Restated Equity Incentive Plan

Vyome’s 2018 Amended and Restated Equity Incentive Plan (the “2018 Plan”) authorizes the grant of options to employees and service for up to 1,680,960 shares of Vyome’s voting common stock (without adjustment in the Merger), excluding options for 38,760 shares of Vyome’s voting common stock which have been exercised. All options granted have a term between 0 and 4 years and have various vesting schedules such that they become exercisable at various points in time of continued employment or service as defined in each option agreement. The options granted in lieu of salary and fees payable, in 2024 have been fully vested upon grant. Such vesting schedule is subject to amendment by Vyome’s board of directors on a case-by-case basis, but in no case shall an option have a term of greater than 4 years. Options granted under the 2018 Plan may be designated as incentive or non-statutory stock options at the discretion of the plan administrator and as approved by Vyome’s board of directors at the time of the award. Incentive and non-statutory stock options are exercisable at prices determined in the related stock option agreements or at the discretion of Vyome. Stock options are issued at the estimated fair value of Vyome’s voting or non-voting common stock on the date of grant.

The 2018 Plan also authorizes the grant of restricted stock and grants to employees and service providers. The units granted have varying vesting terms, including restricted stock and grants that vest immediately upon grant date and satisfaction of the service-based requirement, typically 3 to 4 years.

In accordance with the Merger Agreement, Each Vyome Option (as defined in the Merger Agreement) and restricted stock unit outstanding immediately prior to the Effective Time, whether vested or unvested shall be converted into and exchangeable for stock options or restricted stock units, respectively, to receive a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome stock options or restricted stock units multiplied by the Exchange Ratio with, in the case of stock options, an exercise price equal to the exercise price of such Vyome stock option divided by the Exchange Ratio and otherwise in accordance with the terms and conditions of such Vyome stock option.

Outstanding Equity Awards as of December 31, 2023

The following table sets forth specified information concerning outstanding equity incentive plan awards for each of the named executive officers outstanding as of December 31, 2023.

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Non- Exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Equity incentive plan awards: Number of unearned shares,units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Venkat Nelabhotla	December 21, 2018	543,640	—	—	0.48	December 21, 2028	—	—
(1)	Exercise prices reported without adjustment in the Merger.

Director Compensation Table

The following table presents information regarding the compensation paid or awarded by Vyome during the year ended December 31, 2023 to each of Vyome’s non-employee directors who was not also a named executive officer:

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total $
Shiladitya Sengupta	100,000	—	—	—	—	—	100,000
(1)	Fees earned and not paid but deferred.

RESHAPE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of ReShape’s financial condition and results of operations together with its consolidated financial statements and related notes thereto included elsewhere in this proxy/information statement-prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy/information statement-prospectus, including information with respect to ReShape’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “cautionary statement regarding forward-looking statements” and “Risk Factors” section of this proxy/information statement-prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are the premier global weight-loss solutions company, offering an integrated portfolio of proven products and services that manage and treat obesity and associated metabolic disease. Our primary operations are in the following geographical areas: United States, Australia and certain European and Middle Eastern countries. Our current portfolio includes the Lap-Band Adjustable Gastric Banding System, the Obalon Balloon System, and the Diabetes Bloc-Stim Neuromodulation device, a technology under development as a new treatment for type 2 diabetes mellitus. There has been no revenue recorded for the Obalon Balloon System, or the Diabetes Bloc-Stim Neuromodulation as these products are still in the development stage.

Year Ended December 31, 2023

Recent Developments

In February 2024, the Company announced the first surgeries utilizing the Lap-Band 2.0 FLEX mark, not only a seminal moment in the Company’s launch of this enhanced product, but also a leap forward in improving the Lap-Band.

Financial Overview

Results of Operations

The following table sets forth certain data from our operating results from the years ended December 31, 2023 and 2022, expressed as percentages of revenue (in thousands):

	Year Ended December 31,
	2023		2022
Revenue	$8,678	100.0%	$11,240	100.0%
Cost of revenue	3,130	36.1%	4,438	39.5%
Gross profit	5,548	63.9%	6,802	60.5%
Operating expenses:
Sales and marketing	7,548	87.0%	14,093	125.4%
General and administrative	10,324	119.0%	17,250	153.5%
Research and development	2,315	26.7%	2,537	22.6%
Impairment of long-lived assets	777	9.0%	18,744	166.8%
(Gain) loss on disposal of assets, net	(33)	(0.4)%	529	4.7%
Total operating expenses	20,931	241.3%	53,153	473.0%
Operating loss	(15,383)	(177.4)%	(46,351)	(412.5)%
Other expense (income), net:
Interest (income) expense, net	(26)	(0.3)%	113	1.0%
Gain on changes in fair value of liability warrants	(3,878)	(44.7)%	—	—%
(Gain) loss on foreign currency exchange, net	(22)	(0.3)%	141	1.3%
Other	(122)	(1.4)%	(11)	(0.1)%
Loss before income tax provision	(11,335)	(130.7)%	(46,594)	(414.7)%
Income tax expense (benefit)	52	0.6%	(380)	(3.4)%
Net loss	$(11,387)	(131.2)%	$(46,214)	(411.2)%

Non-GAAP Disclosures

In addition to the financial information prepared in conformity with GAAP, we provide certain historical non-GAAP financial information. Management believes that these non-GAAP financial measures assist investors in making comparisons of period-to-period operating results and that, in some respects, these non-GAAP financial measures are more indicative of the Company’s ongoing core operating performance than their GAAP equivalents.

Management believes that the presentation of this non-GAAP financial information provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments, and amortization methods, which provides a more complete understanding of our financial performance, competitive position, and prospects for the future. However, the non-GAAP financial measures presented in this proxy/information statement-prospectus have certain limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. Therefore, investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Further, the non-GAAP financial measures presented by the Company may be different from similarly named non-GAAP financial measures used by other companies.

Adjusted EBITDA

Management uses Adjusted EBITDA in its evaluation of the Company’s core results of operations and trends between fiscal periods and believes that these measures are important components of its internal performance measurement process. Adjusted EBITDA is defined as net loss before interest, taxes, depreciation and amortization, stock-based compensation, and other one-time costs. Therefore, investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Further, the non-GAAP financial measures presented by the Company may be different from similarly named non-GAAP financial measures used by other companies.

The following table contains a reconciliation of GAAP net loss to non-GAAP net loss attributable to common stockholders for the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended December 31,
	2023	2022
GAAP net loss	$(11,387)	$(46,214)
Adjustments:
Interest (income) expense, net	(26)	113
Income tax expense (benefit)	52	(380)
Depreciation and amortization	154	2,153
Stock-based compensation expense	767	2,087
Impairment of long-lived assets	777	18,744
(Gain) loss on disposal of assets, net	(33)	529
Gain on changes in fair value of liability warrants	(3,878)	—
Adjusted EBITDA	$(13,574)	$(22,968)

Comparison of Results of Operations

Revenue. The following table summarizes our net revenue by geographic location based on the location of customers for the years ended December 31, 2023 and 2022, as well as the percentage by location of total revenue and the amount of change and percentage of change (dollars in thousands):

	Year Ended December 31,				Amount	Percentage
	2023		2022		Change	Change
United States	$7,134	82.2%	$9,230	82.2%	$(2,096)	(22.7)%
Australia	526	6.1%	688	6.1%	(162)	(23.5)%
Europe	956	11.0%	1,252	11.1%	(296)	(23.6)%
Rest of world	62	0.7%	70	0.6%	(8)	(11.4)%
Total revenue	$8,678	100.0%	$11,240	100.0%	$(2,562)	(22.8)%

Revenue totaled $8.7 million for the year ended December 31, 2023, which represents a contraction of 22.8%, or $2.6 million compared to the same period in 2022. The primary reason for the decrease is due to the introduction of GLP-1 pharmaceuticals within the US. This is also evidenced by a decrease of Lap-Band unit sales of approximately 26.8%.

Cost of Revenue and Gross Profit: The following table summarizes our cost of goods sold and gross profit for the years ended December 31, 2023 and 2022, as well as percentage of total revenue and the amount of change and percentage of change (dollars in thousands):

	Year Ended December 31,				Amount	Percentage
	2023		2022		Change	Change
Revenue	$8,678	100.0%	$11,240	100.0%	$(2,562)	(22.8)%
Cost of revenue	3,130	36.1%	4,438	39.5%	(1,308)	(29.5)%
Gross profit	$5,548	63.9%	$6,802	60.5%	$(1,254)	(18.4)%

Gross profit. Gross profit for the year ended December 31, 2023, was $5.5 million, compared to $6.8 million for the year ended December 31, 2022, a decrease of $1.3 million or 18.4%. Gross profit as a percentage of revenue for the year ended December 31, 2023, was 63.9% compared to 60.5% for the same period in 2022. The increase in gross profit margin is primarily due to the Company allocating resources that were previously primarily focused on inventory to other projects and allocated a larger percentage of these costs to operating expenses in 2023.

Operating Expenses: The following table summarizes our operating expenses for the years ended December 31, 2023 and 2022, as well as the percentage of total revenue, and the amount of changes and percentage of change (dollars in thousands):

	Year Ended December 31,				Amount	Percentage
	2023		2022		Change	Change
Sales and marketing	$7,548	87.0%	$14,093	125.4%	$(6,545)	(46.4)%
General and administrative	10,324	119.0%	17,250	153.5%	(6,926)	(40.2)%
Research and development	2,315	26.7%	2,537	22.6%	(222)	(8.8)%
Impairment of long-lived assets	777	9.0%	18,744	166.8%	(17,967)	(95.9)%
(Gain) loss on disposal of assets, net	(33)	(0.4)%	529.0	4.7%	(562)	(106.2)%
Total operating expenses	$20,931	241.3%	$53,153	472.9%	$(32,222)	(60.6)%

Sales and Marketing Expense. Sales and marketing expenses for the year ended December 31, 2023, decreased by $6.6 million, or 46.8%, to approximately $7.5 million, compared to $14.1 million for the same period in 2022. The decrease is primarily due to a decrease of $5.2 million in advertising and marketing expenses, including consulting and professional marketing services, as the Company has reevaluated its marketing approach and has moved to a targeted digital marketing campaign, resulting in a significant reduction of costs. We also had reductions in payroll expenditures, including commissions, travel and stock-based compensation of $1.2 million, due to changes in sales personnel and lower sales.

General and Administrative Expense. General and administrative expenses for the year ended December 31, 2023, decreased by approximately $7.0 million, or 40.2%, to approximately $10.3 million, compared to $17.3 million for the same period in 2022. The decrease is primarily due to a reduction in legal related expenses due to the Company recording $2.6 million in litigation losses during the year ended December 31, 2022. In addition, the Company had a reduction in payroll related expenses including stock-based compensation expense of $2.8 million, due to changes within personnel. We had a decrease in intangible asset amortization of $1.8 million, as we impaired our finite intangible assets during the fourth quarter of 2022. We also had a decrease in rent and insurance of $0.7 million due to the lease of our former Carlsbad, CA location expiring. We also had a decrease of $0.3 million related to non-income taxes. This was offset by an increase in audit and professional services of approximately $1.2 million, primarily due to the offerings we completed during 2023.

Research and Development Expense. Research and development expenses for the year ended December 31, 2023, decreased by $0.2 million, or 8.8%, to $2.3 million, compared to $2.5 million for the same period in 2022. The decrease is primarily due to a decrease of $0.1 million in payroll expenses, as the Company’s revenue declined, the Company allocated personnel’s time to other research and development projects to utilize the employees and a reduction of depreciation expense of $0.1 million as the Company impaired its fixed assets during 2023.

Impairment of Long-Lived Assets. Impairment of long-lived assets decreased by approximately $18.0 million for the year ended December 31, 2023, compared to the same period in the prior year. During the year ended December 31, 2023, the Company impaired approximately $0.8 million, consisting of fixed assets and intangible assets. During the year ended December 31, 2022, the Company recorded an impairment charge of $7.4 million of in-process IPR&D and trademarks related to the ReShape Vest due to the Company no longer continuing with clinical trials. In addition, due to a reduction in our market capitalization at year end the Company impaired the developed technology and trademarks for both the Lap-Band and Obalon Balloon of $8.9 million and $2.4 million, respectively, due to reduced projected near-term future net cash flows related to the Lap-Band and no near-term revenue for the Obalon Balloon.

(Gain) loss on disposal of assets, net. During 2023, the Company had a gain of approximately $33 thousand related to the sale of fully depreciated assets. During the year ended December 31, 2022, the Company disposed of $0.5 million, primarily of assets that were acquired from the merger with Obalon.

Liquidity and Capital Resources

We have financed our operations to date principally through the sale of equity securities and debt financings. During the years ended December 31, 2023 and 2022, we received proceeds of $17.6 million and $3.1 million, respectively, from securities sales and exercises of warrants by an institutional investor. As of December 31, 2023, we had $4.5 million of cash and cash equivalents, and $100 thousand of restricted cash.

The following table summarizes our change in cash and cash equivalents (in thousands):

	Year Ended December 31,
	2023	2022
Net cash used in operating activities	$(16,960)	$(21,902)
Net cash used in investing activates	(10)	(92)
Net cash provided by financing activities	17,574	3,130
Effect of exchange rate changes	—	4
Net change in cash and cash equivalents and restricted cash	$604	$(18,860)

Net Cash Used in Operating Activities

Net cash used in operating activities was $17.0 million and $21.9 million for the years ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, net cash used in operating activities was primarily the result of our net loss of $11.4 million, partially offset by non-cash adjustments of loss on impairment of long-lived asset of $0.8 million, stock-based compensation expense of $0.8 million, provision for bad debt expense of $0.4 million, provision for excess and obsolete inventory of $0.3 million, depreciation expense of $0.1 million, offset by non-cash reductions of expense non-cash gains recognized related to changes in fair value of liability warrants of 3.9 million. This was offset by a positive impact to accounts receivable of $0.1 million and a negative impact to cash from inventory of $0.5 million, prepaid expenses of $0.2 million and accounts payable and accrued liabilities of $3.5 million and a decrease in warranty liabilities of $0.2 million.

Net cash used in operating activities was $21.9 million for the year ended December 31, 2022. For the year ended December 31, 2022, net cash used in operating activities was primarily the result of our net loss of $46.2 million, partially offset by non-cash adjustments of loss on impairment of intangible assets of $18.7 million, stock-based compensation expense of $2.1 million, amortization of intangible assets of $1.8 million, loss on disposal of assets of $0.5 million, provision for excess and obsolete inventory of $0.6 million, depreciation expense of $0.3 million, offset by non-cash reductions of expense for deferred taxes of $0.4 million. We show a negative cash impact to inventory of $1.2 million and warranty liability of $0.4 million. This was offset by a positive impact to accounts receivable of $0.7 million, prepaid expenses of $1.1 million and accounts payable and accrued liabilities of $0.5 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2023, was insignificant as the Company was focused on preserving cash.

Net cash used in investing activities for the year ended December 31, 2022, was $0.1 million, primarily related to tooling equipment.

Net Cash Provided by Financing

Net cash provided by financing activities was $17.6 million for the year ended December 31, 2023, as the Company completed multiple public offerings with proceeds of approximately $13.5 million and $4.1 million of warrants exercised during 2023.

Net cash provided by financing activities was $3.1 million for the year ended December 31, 2022, primarily due to proceeds of $2.5 million received from the exercises of warrants from an institutional investor and $0.6 million of securities sold to an institutional investor.

Operating Capital and Capital Expenditure Requirements

The Company’s anticipated operations include plans to (i) grow sales and operations of the Company with the Lap-Band product line both domestically and internationally as well as to obtain cost savings synergies, (ii) introduce to the market Lap-Band 2.0 FLEX, (iii) continue development of the Diabetes Bloc-Stim Neuromodulation (“DBSN”) device, (vi) identifying strategic merger and acquisition alternatives, (v) seek opportunities to find strategic partners to leverage our intellectual property portfolio and custom development services to provide third-party sales and licensing opportunities, and (vi) explore and capitalize on synergistic opportunities to expand our portfolio and offer future minimally invasive treatments and therapies in the obesity continuum of care. The Company believes that it has the flexibility to manage the growth of its expenditures and operations depending on the amount of available cash flows, which could include reducing expenditures for marketing, and product development activities. If managements’ plans don’t develop, and the Company doesn’t get additional cash raises, at the current burn rate, management expects to run out of cash during the fourth quarter of 2024.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as our DBSN, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the DBNS or other additional products and successfully deliver a commercial product to the market. Our future capital requirements will depend on many factors, including, but not limited to, the following:

●	the cost and timing of establishing sales, marketing and distribution capabilities;
●	the cost of establishing clinical and commercial supplies of our DBNS, and any products that we may develop;
●	the rate of market acceptance of our DBNS, and any other product candidates;
●	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;
●	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

●	the effect of competing products and market developments;
●	the cost of explanting clinical devices;
●	the terms and timing of any collaborative, licensing or other arrangements that we may establish;
●	any revenue generated by sales of our Lap-Band, Obalon Balloon System, DBNS or our future products;
●	the scope, rate of progress, results and cost of our clinical trials and other research and development activities;
●	the cost and timing of obtaining any further required regulatory approvals; and
●	the extent to which we invest in products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included in this proxy/information statement-prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Intangible Assets and Long-Lived Assets

We acquire intangible assets in connection with business combinations and asset purchases. The acquired intangible assets are recorded at fair value, which is determined based on a discounted cash flow analysis. The determination of fair value requires significant estimates, including, but not limited to, the amount and timing of projected future cash flows, the discount rate used to discount those cash flows, the assessment of the asset’s life cycle, including the timing and expected costs to complete in-process projects, and the consideration of legal, technical, regulatory, economic, and competitive risks.

Developed technology acquired in business combinations is reviewed for impairment annually, or whenever an event occurs, or circumstances change that would indicate the carrying amount may be impaired. Additionally, management reviews the carrying amounts of other intangible and long-lived assets whenever events or circumstances indicate that the carrying amounts of an asset may not be recoverable. The impairment reviews require significant estimates about fair value, including estimation of future cash flows, selection of an appropriate discount rate, and estimates of long-term growth rates.

Stock-based Compensation

We measure and recognize compensation expenses for all stock-based awards based on estimated fair values. Stock-based awards consist of stock options and restricted stock units. The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. The Black-Scholes models require various highly judgmental assumptions, including stock price volatility, risk-free interest rate, and expected option term. Stock-based compensation expense is recorded net of estimated forfeitures.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred income tax assets is recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company’s policy is to classify interest and penalties related to income taxes as income tax expense in the consolidated statements of operations.

Accounts Receivable Reserve

The Company provides reserves against accounts receivable for estimated losses that may result from a customer’s inability to pay based on customer-specific analysis and general matters such as current assessments of past due balances, economic conditions and forecasts, and historical credit loss activity. Amounts determined to be uncollectible are charged or written-off against the reserve. Additionally, under the current expected credit loss model, we utilize historical loss rates based on number of days past due, adjusted to reflect current economic conditions and forecasts of future economic conditions.

Inventory Reserve

The Company establishes inventory reserves for obsolescence based upon specific identification of expired or unusable units with a corresponding provision included in cost of revenue.

Fair Value of Warrants

We analyze warrants to determine if the warrant instrument should be treated as a liability or equity. Based on the outcome of this analysis, we measure the fair value of the instrument using a Black-Scholes valuation model, bifurcated Black-Scholes valuation model or a Monte Carlo valuation model. Each of these models require various highly judgmental assumptions, including stock price volatility, risk-free interest rate, and expected term.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements, for a discussion of new accounting standards that have been adopted and those not yet adopted.

Six Months Ended June 30, 2024

Results of Operations

The following table sets forth certain data from our unaudited consolidated statements of operations expressed as percentages of revenue (in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Revenue	$1,965	100.0%	$2,254	100.0%	$3,909	100.0%	$4,541	100.0%
Cost of revenue	831	42.3%	1,060	47.0%	1,610	41.2%	2,123	46.8%
Gross profit	1,134	57.7%	1,194	53.0%	2,299	58.8%	2,418	53.2%
Operating expenses:
Sales and marketing	670	34.1%	2,177	96.6%	1,689	43.2%	4,359	96.0%
General and administrative	2,119	107.8%	2,445	108.5%	3,991	102.1%	6,667	146.8%
Research and development	399	20.3%	581	25.8%	883	22.6%	1,033	22.7%
Gain on disposal of assets, net	—	—%	(33)	(1.5)%	—	—%	(33)	(0.7)%
Total operating expenses	3,188	162.2%	5,170	229.4%	6,563	167.9%	12,026	264.8%
Operating loss	(2,054)	(104.5)%	(3,976)	(176.4)%	(4,264)	(109.1)%	(9,608)	(211.6)%
Other expense (income), net:
Interest income, net	(4)	(0.2)%	(9)	(0.4)%	(13)	(0.3)%	(4)	(0.1)%
Loss (gain) on changes in fair value of liability warrants	2	0.1%	(472)	(20.9)%	(18)	(0.5)%	(3,438)	(75.7)%
Gain on extinguishment of debt	(429)	(21.8)%	—	—%	(429)	(11.0)%	—	—%
Loss (gain) on foreign currency exchange, net	16	0.8%	—	—%	40	1.0%	(21)	(0.5)%
Other	(59)	(3.0)%	(6)	(0.3)%	(84)	(2.1)%	(8)	(0.2)%
Loss before income tax provision	(1,580)	(80.4)%	(3,489)	(154.8)%	(3,760)	(96.2)%	(6,137)	(135.1)%
Income tax expense	15	0.8%	4	0.2%	28	0.7%	18	0.4%
Net loss	$(1,595)	(81.2)%	$(3,493)	(155.0)%	$(3,788)	(96.9)%	$(6,155)	(135.5)%

Non-GAAP Disclosures

In addition to the financial information prepared in conformity with GAAP, we provide certain historical non-GAAP financial information. Management believes that these non-GAAP financial measures assist investors in making comparisons of period-to-period operating results.

Management believes that the presentation of this non-GAAP financial information provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, and amortization methods, which provides a more complete understanding of our financial performance, competitive position, and prospects for the future. However, the non-GAAP financial measures presented in Form 10-Q have certain limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. Therefore, investors should consider non-GAAP financial measures in addition to, and not a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Further, the non-GAAP financial measures presented by the Company may be different from similarly named non-GAAP financial measures used by other companies.

Adjusted EBITDA

Management uses adjusted EBITDA in its evaluation of the Company’s core results of operations and trends between fiscal periods and believes that these measures are important components of its internal performance measurement process. Adjusted EBITDA is defined as net loss before interest, taxes, depreciation and amortization, stock-based compensation, changes in fair value of liability warrants, and other one-time costs.

The following table contains a reconciliation of GAAP net loss to Adjusted EBITDA attributable to common stockholders for the three and six months ended June 30, 2024 and 2023 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
GAAP net loss	$(1,595)	$(3,493)	$(3,788)	$(6,155)
Adjustments:
Interest (income) expense, net	(4)	(9)	(13)	(4)
Income tax expense (benefit)	15	4	28	18
Depreciation and amortization	6	49	12	97
Stock-based compensation expense	65	217	137	440
Gain on disposal of assets, net	—	(33)	—	(33)
Loss (Gain) on changes in fair value of liability warrants	2	(472)	(18)	(3,438)
Gain on extinguishment of debt	(429)	—	(429)	—
Adjusted EBITDA	$(1,940)	$(3,737)	$(4,071)	$(9,075)

Comparison of Results of Operations

Three months ended June 30, 2024 and June 30, 2023

Revenue. The following table summarizes our unaudited revenue by geographic location based on the location of customers for the three months ended June 30, 2024 and 2023, as well as the percentage of each location to total revenue and the amount of change and percentage of change (dollars in thousands):

	Three Months Ended June 30,				Amount	Percentage
	2024		2023		Change	Change
United States	$1,663	84.7%	$1,929	85.6%	$(266)	(13.8)%
Australia	103	5.2%	123	5.5%	(20)	(16.3)%
Europe	198	10.1%	193	8.6%	5	2.6%
Rest of World	1	0.1%	9	0.3%	(8)	(88.9)%
Total revenue	$1,965	100.1%	$2,254	100.0%	$(289)	(12.8)%

Revenue totaled $2.0 million for the three months ended June 30, 2024, which represents a contraction of 12.8%, or $0.3 million compared to the same period in 2023. This primarily resulted from a decrease in sales volume primarily due to GLP-1 pharmaceutical weight-loss alternatives.

Cost of Goods Sold and Gross Profit. The following table summarizes our unaudited cost of revenue and gross profit for the three months ended June 30, 2024 and 2023, as well as the percentage compared to total revenue and amount of change and percentage of change (dollars in thousands):

	Three Months Ended June 30,				Amount	Percentage
	2024		2023		Change	Change
Revenue	$1,965	100.0%	$2,254	100.0%	$(289)	(12.8)%
Cost of revenue	831	42.3%	1,060	47.0%	(229)	(21.6)%
Gross profit	$1,134	57.7%	$1,194	53.0%	$(60)	(5.0)%

Gross Profit. Gross profit for the three months ended June 30, 2024, was $1.1 million, which was slightly below $1.2 million for the same period in 2023. Gross profit as a percentage of total revenue for the three months ended June 30, 2024, was 57.7% compared to 53.0% for the same period in 2023. The increase in gross profit percentage is due to the reduction in overhead related costs, primarily payroll, as we had a reduction of employees late in 2023.

Operating Expense. The following table summarizes our unaudited operating expenses for the three months ended June 30, 2024 and 2023, as well as the percentage of total revenue and the amount of change and percentage of change (dollars in thousands):

	Three Months Ended June 30,				Amount	Percentage
	2024		2023		Change	Change
Sales and marketing	$670	34.1%	$2,177	96.6%	$(1,507)	(69.2)%
General and administrative	2,119	107.8%	2,445	108.5%	(326)	(13.3)%
Research and development	399	20.3%	581	25.8%	(182)	(31.3)%
Gain on disposal of assets, net	—	—%	(33)	(1.5)%	33	(100.0)%
Total operating expenses	$3,188	162.2%	$5,170	229.4%	$(1,982)	(38.3)%

Sales and Marketing Expense. Sales and marketing expenses for the three months ended June 30, 2024, decreased by $1.5 million, or 69.2%, to $0.7 million, compared to $2.2 million for the same period in 2023. The decrease is primarily due to a decrease of $0.8 million in advertising and marketing expenses, including consulting and professional marketing services, as the Company has reevaluated its marketing approach and has moved to a targeted digital marketing campaign, resulting in a reduction of costs. Additionally, there was a decrease of $0.7 million in payroll-related expenditures, including commissions, stock compensation expense and travel, due to changes in sales personnel and a reduction in sales.

General and Administrative Expense. General and administrative expenses for the three months ended June 30, 2024, decreased by $0.3 million, or 13.3%, to approximately $2.1 million, compared to $2.4 million for the same period in 2023. The decrease is primarily due a $0.3 million decrease in payroll-related expenditures, due to decline in staffing levels and a reduction in rent expense of $0.1 million, as we moved our headquarters at the end of the second quarter of 2023 to a smaller facility to reduce costs. This was offset by an increase of $0.1 million in legal costs due to the merger and asset purchase transaction that was entered into during July 2024.

Research and Development Expense. Research and development expenses for the three months ended June 30, 2024, decreased by $0.2 million, or 31.0% of $0.4 million, compared to $0.6 million for the same period in the prior year. The primary reason for the decrease is due to a reduction in consulting and clinical trials, as the Company has paused all clinical work to preserve cash.

Gain on Extinguishment of Debt. During the three months ended June 30, 2024, the Company recognized a $0.4 million gain on extinguishment of debt related to the write-off of payable aged beyond the statute of limitations. For further details see Note 3 above.

Six months ended June 30, 2024 and June 30, 2023

Revenue. The following table summarizes our unaudited revenue by geographic location based on the location of customers for the six months ended June 30, 2024 and 2023, as well as the percentage of each location to total revenue and the amount of change and percentage of change (dollars in thousands):

	Six Months Ended June 30,				Amount	Percentage
	2024		2023		Change	Change
United States	$3,281	83.9%	$3,742	82.5%	$(461)	(12.3)%
Australia	205	5.2%	280	6.2%	(75)	(26.8)%
Europe	396	10.1%	497	10.9%	(101)	(20.3)%
Rest of world	27	0.7%	22	0.5%	5	22.7%
Total revenue	$3,909	99.9%	$4,541	100.1%	$(632)	(13.9)%

Revenue totaled $3.9 million for the six months ended June 30, 2024, which represents a contraction of 13.9%, or $0.6 million compared to the same period in 2023. This primarily resulted from a decrease in sales volume primarily due to GLP-1 pharmaceutical weight-loss alternatives.

Cost of Goods Sold and Gross Profit. The following table summarizes our unaudited cost of revenue and gross profit for the six months ended June 30, 2024 and 2023, as well as the percentage compared to total revenue and amount of change and percentage of change (dollars in thousands):

	Six Months Ended June 30,				Amount	Percentage
	2024		2023		Change	Change
Revenue	$3,909	100.0%	$4,541	100.0%	$(632)	(13.9)%
Cost of revenue	1,610	41.2%	2,123	46.8%	(513)	(24.2)%
Gross profit	$2,299	58.8%	$2,418	53.2%	$(119)	(4.9)%

Gross Profit. Gross profit for the six months ended June 30, 2024 and 2023, was $2.3 million and $2.4 million, respectively. Gross profit as a percentage of total revenue for the six months ended June 30, 2024, was 58.8% compared to 53.2% for the same period in 2023. The increase in gross profit percentage is due to the reduction in overhead related costs, primarily payroll, as we had a reduction of employees late in 2023.

Operating Expense. The following table summarizes our unaudited operating expenses for the six months ended June 30, 2024 and 2023, as well as the percentage of total revenue and the amount of change and percentage of change (dollars in thousands):

	Six Months Ended June 30,				Amount	Percentage
	2024		2023		Change	Change
Sales and marketing	$1,689	43.2%	$4,359	96.0%	$(2,670)	(61.3)%
General and administrative	3,991	102.1%	6,667	146.8%	(2,676)	(40.1)%
Research and development	883	22.6%	1,033	22.7%	(150)	(14.5)%
Gain on disposal of assets, net	—	—%	(33)	(0.7)%	33	(100.0)%
Total operating expenses	$6,563	167.9%	$12,026	264.8%	$(5,463)	(45.4)%

Sales and Marketing Expense. Sales and marketing expenses for the six months ended June 30, 2024, decreased by $2.7 million, or 61.3%, to $1.7 million, compared to $4.4 million for the same period in 2023. The decrease is primarily due to a decrease of approximately $1.5 million in advertising and marketing expenses, including consulting and professional marketing services, as the Company has reevaluated its marketing approach and has moved to a targeted digital marketing campaign, resulting in a reduction of costs. Additionally, there was a decrease of $1.1 million in payroll-related expenditures, including commissions, stock compensation expense and travel, due to changes in sales personnel and a reduction in sales.

General and Administrative Expense. General and administrative expenses for the six months ended June 30, 2024, decreased by $2.7 million, or 40.1%, to $4.0 million, compared to $6.7 million for the same period in 2023. The decrease is primarily due a reduction in professional services, such as audit and legal fees of $1.5 million primarily due to the Company incurring one-time adjustments for professional services related to the February 2023 public offering, and a reduction in payroll-related expenditures, including stock-based compensation expense, of $0.7 million due to decline in staffing levels, and a reduction in rent expense of $0.1 million, as we moved our headquarters at the end of the second quarter of 2023 to a small facility to reduce costs. Additionally, there was a reduction in bad debt expense of $0.3 million, and a reduction in other miscellaneous expenses of $0.1 million.

Research and Development Expense. Research and development expenses for the six months ended June 30, 2024, decreased by $0.2 million, or 14.5% of $0.9 million, compared to approximately $1.0 million for the same period in the prior year. The primary reason for the decrease is due to a reduction in consulting and clinical trials, as the Company has paused all clinical work to preserve cash.

Gain on Extinguishment of Debt. During the six months ended June 30, 2024, the Company recognized a $0.4 million gain on extinguishment of debt related to the write-off of payable aged beyond the statute of limitations. For further details see Note 3 above.

Liquidity and Capital Resources

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company currently does not generate revenue sufficient to offset operating costs and anticipates such shortfalls to continue as the Company has modified its strategy to a metrics-driven approach through a sustainable and scalable business model, via a digital lead generation and re-engagement strategy. As of June 30, 2024, the Company had net working capital of approximately $2.9 million, primarily due to cash and cash equivalents and restricted cash of $1.2 million. The Company’s principal source of liquidity as of June 30, 2024, consisted of approximately $1.2 million of cash and cash equivalents and restricted cash, and $1.4 million of accounts receivable. Based on its available cash resources, the Company will not have sufficient cash on hand to fund its current operations for more than twelve months from the date of filing this Quarterly Report on Form 10-Q. This condition raises substantial doubt about the Company’s ability to continue as a going concern. The Company believes in the viability of its business strategy and in its ability to raise additional funds, however, there can be no assurance to that effect. Management’s plans are assuming the merger with Vyome and the asset purchase with Biorad, announced in July of 2024 occur.

The following table summarizes our change in cash and cash equivalents and restricted cash (in thousands):

	Six Months Ended
	June 30,
	2024	2023
Net cash used in operating activities	$(3,429)	$(11,723)
Net cash used in investing activates	—	(10)
Net cash provided by financing activities	24	12,451
Effect of exchange rate changes	(1)	(6)
Net change in cash and cash equivalents and restricted cash	$(3,406)	$712

Net Cash Used in Operating Activities

Net cash used in operating activities from operations was $3.4 million and $11.7 million for the six months ended June 30, 2024 and 2023, respectively. For the six months ended June 30, 2024, net cash used in operating activities was primarily the result of our net loss of $3.9 million, partially offset by non-cash adjustments for stock-based compensation expense of $0.1 million and inventory reserve of $0.1 million, offset by a negative cash impact related to a reduction in bad debt of approximately $0.2 million, as we received a large return of products where the receivable was fully reserved and $0.4 million related to old accounts payable that have passed their statute of limitations. We show a positive cash impact on accounts receivable of $0.4 million, and inventory of approximately $0.4 million, and a negative impact to cash for accounts payable and accrued liabilities of $0.1 million.

For the six months ended June 30, 2023, net cash used in operating activities was primarily the result of our net loss of $6.2 million, partially offset by non-cash adjustments for stock-based compensation expense of $0.4 million, non-cash offering cost of $0.3 million and bad debt expense of approximately $0.1 million, offset by a negative cash impact related to gains recognized for changes in fair value of liability warrants of $3.4 million. We show a negative cash impact on accounts payable and accrued liabilities of $2.8 million and prepaid expenses of $0.5 million. This was offset by a positive cash impact on inventory of $0.3 million.

Net Cash Used in Investing Activities

There was no cash used in investing activities for the six months ended June 30, 2024, and net cash used in investing activities for the six months ended June 30, 2023, was minimal.

Net Cash Provided by Financing Activities

Financing activities provided $24 thousand related to exercise of warrants for the six months ended June 30, 2024. Net cash provided by financing activities was $12.5 million for the six months ended June 30, 2023, due to the proceeds received from the public offering completed during February 2023 and April 2023, less costs to complete the transaction.

Operating Capital and Capital Expenditure Requirements

The Company’s anticipated operations include plans to (i) merge with Vyome Therapeutics, Inc and sell certain assets to Biorad, which will continue the operations, for further details see Note 11, (ii) grow sales and operations of the Company with the Lap-Band product line both domestically and internationally as well as to obtain cost savings synergies, (iii) introduce to the market Lap-Band 2.0 FLEX, (iv) continue development of the Diabetes Bloc-Stim Neuromodulation (“DBSN”) device, and (v) prior to such merger, explore and capitalize on synergistic opportunities to expand our portfolio and offer future minimally invasive treatments and therapies in the obesity continuum of care. The Company believes that it has the flexibility to manage the growth of its expenditures and operations depending on the amount of available cash flows, which could include reducing expenditures for marketing and product development activities. If management’s plans do not develop, and the Company does not raise additional cash, at the current burn rate, management expects to run out of cash during the fourth quarter of 2024.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as our Diabetes Bloc-Stim Neuromodulation, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the Diabetes Bloc-Stim Neuromodulation or other additional products and successfully deliver a commercial product to the market. Our future capital requirements will depend on many factors, including, but not limited to, the following:

●	the cost and timing of establishing sales, marketing and distribution capabilities;
●	the cost of establishing clinical and commercial supplies of our Diabetes Bloc-Stim Neuromodulation, and any product candidates;
●	the rate of market acceptance of our Diabetes Bloc-Stim Neuromodulation, and any other product candidates;
●	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;
●	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;
●	the effect of competing products and market developments;
●	the cost of explanting clinical devices;
●	the terms and timing of any collaborative, licensing or other arrangements that we may establish;
●	any revenue generated by sales of our Lap-Band, ReShapeCare, ReShape Marketplace, Obalon Balloon System, Diabetes Bloc-Stim Neuromodulation or our future products; including FDA approval on Lap-Band 2.0;
●	the scope, rate of progress, results and cost of our clinical trials and other research and development activities;
●	the cost and timing of obtaining any further required regulatory approvals; and
●	the extent to which we invest in products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

VYOME MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations is to allow investors to view the Company from management’s perspective, considering items that would have a material impact on future operations. This discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2023, and 2022 and for the six months ending June 30, 2024, and 2023 and related notes thereto included elsewhere in this proxy/information statement-prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in or implied by these forward-looking statements as a result of several factors, including those discussed in the sections captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

The Company is a Cambridge, MA/Princeton, NJ/ New Delhi, India-based clinical-stage specialty pharmaceutical company working to treat immune-inflammatory and rare diseases of unmet need with next generation therapeutic solutions with a business advantage of the US-India innovation corridor. The lead program VT-1953, is a topical gel that is being developed to treat signs and symptoms of malignant fungating wounds, a potentially orphan drug designation program. The Company is planning to have discussions with the Food & Drug Administration (FDA) on a pivotal trial protocol in the fourth quarter of 2024. The Company also has a Pre-Investigative New Drug application stage ophthalmic drops program, a potentially orphan drug program, VT-1908, a repurposed immune modulator to treat steroid sparing anterior uveitis. Another late clinical stage program, VB1953, for moderate to severe acne, has successfully completed its Phase II clinical trial and this program is Phase 3 ready. The Company may experience delays in the conduct of clinical trials of its candidates. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a clinical trial, in securing clinical trial agreements with prospective sites with acceptable terms, in obtaining institutional review board approval to conduct a clinical trial at a prospective site, in recruiting patients to participate in a clinical trial or in obtaining sufficient supplies of clinical trial materials. Any delays in completing the Company’s clinical trials will increase its costs, slow down its product development, timeliness and approval process and delay its ability to generate revenue.

The Company also has commercialized two novel reformulated topical anti-fungal products based on the technology platform of Molecular Replacement Therapeutics (“MRT”) in India – a dandruff lotion and shampoo. The Company has entered into a licensing and marketing agreement with Sun Pharma Laboratories Limited (“Sun Pharma”) to sell such topical anti-fungal products in India. The Company used third-party entities to manufacture the products. During 2023, the Company amended its arrangement with Sun Pharma such that the Company will no longer be responsible for purchasing and selling inventory of the products, but instead will receive a net service fee payment for sales of such products made by Sun Pharma.

The Company operates in two segments, biotechnology and pharmaceutical. Our biotechnology segment comprises our operations around our VT-1953, VT-1908 and VB-1953 programs that are in development and our pharmaceutical segment comprises of our antifungal products.

Since inception, our operations have focused on organizing and staffing our biotechnology segment, business planning, raising capital, acquiring and developing our technology, establishing our intellectual property portfolio, identifying potential product candidates, undertaking preclinical and clinical studies and manufacturing. We do not have any products approved for sale and have not generated any revenue from product sales from the biotechnology segment. Our pharmaceutical segment represents the operations of a legacy business, and after the 2023 amendment to our licensing agreement with Sun Pharma, requires little further effort on our part. From inception through June 30, 2024, we raised an aggregate of approximately $37.5 million of gross proceeds through the sale and issuance of our preferred stock and common stock and $2.47 million from the sale of convertible notes.

Since inception, we have incurred significant operating losses. Our net loss was $720,370 and $1,268,816 for the years ended December 31, 2023, and 2022, respectively. We had an accumulated deficit of $53,927,896 as of December 31, 2023. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future, as we advance our current and future product candidates through preclinical and clinical development, manufacturing of our drug product and drug supply, regulatory approval for our current and future product candidates, maintenance and expansion of our intellectual property portfolio, hiring of additional research, development and business personnel and operations as a public company.

We will not generate revenue from product sales for our biotechnology segment unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. In addition, if we obtain regulatory approval for our product candidates and do not enter a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing, and distribution activities.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Our failure to raise capital or enter into such agreements as, and when needed, could have a material adverse effect on our business, results of operations and financial condition.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2023, included an explanatory paragraph indicating that there was substantial doubt about our ability to continue as a going concern. See Note 1 to our annual consolidated financial statements appearing in this proxy/information statement-prospectus for additional information on our assessment.

As of December 31, 2023, we had a cash balance of $16,647, and have operated under an austerity plan for several years. As of June 30, 2024, we had a cash balance of $149,027. We sold approximately $280,000 in convertible notes from July 1, 2024 through September 3, 2024. We believe that our existing cash, together with the funds raised from the aforementioned convertible notes, funds we may raise through the issuance of additional convertible notes and with the anticipated net proceeds from the Concurrent Financing, described below, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Recent Developments

Merger Agreement

On July 8, 2024, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ReShape Lifesciences Inc., and Raider Lifesciences Inc., a direct, wholly-owned subsidiary of ReShape. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape (the “Merger”).

Concurrent Financing

Simultaneously with the execution of the Merger Agreement, ReShape, Vyome, and Vyome’s wholly-owned subsidiary Vyome Therapeutics Limited (“Vyome India”) entered into agreements with certain accredited investors, pursuant to which the investors have agreed to purchase up to $7.3 million in securities of ReShape, Vyome and Vyome India (the “Concurrent Financing”). As part of the Concurrent Financing, certain accredited investors have agreed to purchase up to $5.8 million in shares of common stock of the Combined Company immediately following completion of the Merger. The price per share for the common stock of the Combined Company will be calculated as a 30% discount to the agreed upon valuation of the combined company at the closing of the Merger. ReShape and the investors also entered into registration rights agreements which provides for certain registration rights to the investors including the filing of a registration statement, that includes the shares of common stock purchased by the investors, within 45 days of the closing of the Merger. Simultaneously with the execution of the subscription agreements, Vyome entered into a securities purchase agreement with each investor pursuant to which Vyome issued to each investor a convertible promissory note in the principal amount equal to 5% of such investor’s total agreed upon investment amount, which convertible notes will bear interest at 8% per annum and immediately prior to completion of the Merger will convert into a number of shares of common stock of the Combined Company equal to 100% of the outstanding principal and interest of the convertible notes divided by the price per share of common stock of the Combined Company to be purchased in the Concurrent Financing, as set forth above. ReShape and the investors are executing and delivering the subscription agreements in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended.

Components of Results of Operations

Although we operate in two segments, all of our revenue relates to the pharmaceutical segment, and substantially all of our costs relate to the biotechnology segment. See the “Segments” footnote in our Financial Statements.

Revenue

We recorded sales of pharmaceutical products until October 2023. During 2023, the Company amended its arrangement with Sun Pharma such that the Company will no longer be responsible for purchasing and selling inventory of the dandruff lotion and shampoo, but instead will receive a net service fee payment for sales of such products made by Sun Pharma. These payments are recorded as service fee revenue in the period earned. Such revenues are part of our pharmaceutical segment. We have occasionally received payments for the license of our products to Sun Pharma, but do not expect to receive any significant further payments under such licenses except royalties.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, and (ii) cost of goods sold and (iii) general and administrative expenses.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research and development activities, including our product candidate discovery efforts and preclinical and clinical studies under our research programs, which include:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense for our research and development personnel;
●	costs of funding research performed by third parties that conduct research and development and preclinical and clinical activities on our behalf;
●	costs of manufacturing drug product and drug supply related to our current or future product candidates;
●	costs of conducting preclinical studies and clinical trials of our product candidates;
●	consulting and professional fees related to research and development activities, including equity-based compensation to non-employees;
●	costs of maintaining our laboratory, including purchasing laboratory supplies and non-capital equipment used in our preclinical studies;
●	costs related to compliance with clinical regulatory requirements; and
●	facility costs and other allocated expenses, which include expenses for rent and maintenance of facilities, insurance, depreciation and other supplies.

Research and development costs are expensed as incurred. Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to us by our vendors and analyzing the progress of our preclinical and clinical studies or other services performed.

The successful development of our product candidates is highly uncertain. We cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete development of our current or future product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of our product candidates, if they are approved. This is due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

●	the scope, rate of progress, and expenses of our ongoing research activities as well as any preclinical studies and clinical trials and other research and development activities;
●	establishing an appropriate safety profile;

●	successful enrollment in and completion of clinical trials;
●	whether our product candidates show safety and efficacy in our clinical trials;
●	receipt of marketing approvals from applicable regulatory authorities;
●	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
●	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;
●	commercializing product candidates, if and when approved, whether alone or in collaboration with others; and
●	continued acceptable safety profile of the products following any regulatory approval.

A change in the outcome of any of these variables with respect to the development of our current and future product candidates would significantly change the costs and timing associated with the development of those product candidates.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as we commence clinical trials and continue the development of our current and future product candidates. However, we do not believe that it is possible, at this time, to accurately project expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

Cost of Goods Sold

Cost of goods sold represents the costs to obtain products from the third-party manufacturer of our pharmaceutical products sold to Sun Pharma. Pursuant to the 2023 amendment to our arrangement with Sun Pharma, we are no longer responsible for purchasing and selling inventory of the products, but instead, receive only a net service fee.

General and Administrative Expenses

General and administrative expenses include salaries and other compensation-related costs, including stock-based compensation, for personnel in executive, finance and accounting, business development, operations and administrative roles. Other significant costs include insurance costs, professional fees, travel costs, facility and office-related costs, not included in research and development expenses.

We anticipate that our general and administrative expenses will increase in the future as our business expands to support expected growth in research and development activities, including our future clinical programs. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside service providers, among other expenses. In addition, if we obtain regulatory approval for any of our product candidates and do not enter into a third-party commercialization collaboration, we expect to incur significant expenses related to building a sales and marketing team to support product sales, marketing and distribution activities.

We also anticipate increased expenses associated with being a public company upon consummation of the Merger, including costs for audit, legal, regulatory and tax-related services related to compliance with the rules and regulations of the SEC, and listing standards applicable to companies listed on a national securities exchange, director and officer insurance premiums, and investor relations costs.

Interest Expense

Interest expense results from the stated interest rates under our convertible notes. Borrowings under the notes carry an 8% coupon interest rate.

Fair value adjustment

We record our convertible notes at fair value. Changes in the fair value of the convertible notes are recognized as a component of other income.

Comparison of the Years Ended December 31, 2023, and 2022

Results of Operations

The following table summarizes our results of operations for the years presented:

	For the Years ended
	December 31,
	2023	2022	Change
Revenues
Revenue	$415,940	$382,865	$33,075
Cost of goods sold	(133,408)	(236,746)	103,338
Gross profit	282,532	146,119	136,413

Operating expenses:
Research and development	755,805	826,602	(70,797)
General and administrative	294,445	423,700	(129,255)
Total operating expenses	1,050,250	1,250,302	(200,052)
Loss from operations	(767,718)	(1,104,183)	(336,465)
Other income (expense):
Fair value adjustment	214,059	(148,424)	362,483
Other	(1,581)	122,290	(123,871)
Interest expense	(164,680)	(124,981)	(39,699)
Net loss	$(719,920)	$(1,255,298)	$535,378

Revenue

The Company derives revenues from the sale of products, including royalties related to sales of such products and from the license of our technology. Substantially all revenues for the years ended December 31, 2023, and 2022 were derived from one customer, Sun Pharma, based in India. During 2023, the Company amended its arrangement with Sun Pharma such that the Company will no longer be responsible for purchasing and selling inventory of the products, but instead will receive a net service fee payment for sales of such products made by Sun Pharma. Revenues for the years ended December 31, 2023, and 2022 are summarized as follows:

	December 31,	December 31,
	2023	2022
Sale of dandruff lotion and shampoo	$221,351	$373,995

Licensing and milestone fees	121,100	—

Service fee for arrangements for sale of dandruff products	67,762	—

Royalty income related to above product sales	5,727	8,870

Total	$415,940	$382,865

Research and Development Expenses

Research and development expenses were $294,445 and $423,700 for the years ended December 31, 2023, and 2022, respectively. The decrease of $129,255 was primarily due to:

●	Our compound VB-1953 completed its Phase 2 clinical trial for inflammatory acne in 2020 and we have been focused since then on organizing our plans to commence the pivotal trial of the same compound for a different program, VT-1953, for treating malodor in malignant fungating wounds, once sufficient funding is secured.
●	Our pre-clinical programs have proceeded slower than we expected due to a lack of available funding.

General and Administrative Expenses

General and administrative expenses were $755,805 and $826,602 for the years ended December 31, 2023, and 2022, respectively. The decrease of $70,797 was primarily due to the reduction of administration expenses and of manpower caused by the change in our relationship with Sun Pharma and the slowing of our pre-clinical research programs, due to a lack of funding.

Interest expense

Interest expense was $164,680 and $124,981 for the years ended December 31, 2023, and 2022, respectively. The increase was driven by additional convertible note borrowings by the Company.

Fair value adjustment

The fair value adjustment was $214,059 and $(148,424) for the years ended December 31, 2023, and 2022, respectively. The increase of $362,483 was primarily due to changes in the assumptions used for the year ended December 31, 2023, to calculate the fair value, including the likelihood and timing of a “qualified financing” which would trigger a conversion of the convertible notes, under their terms.

Other income

The Company has earned approximately $103,400 in service export incentive in India from the Indian government authorities during the year ended December 31, 2022. This was earned by the Company’s Indian subsidiary because of the export of services to the US based parent company under the rules and regulations of the export promotion incentives announced by the Indian government from time to time. No such amounts were earned in 2023.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the years ended
	December 31,
	2023	2022	Change
Net cash provided by (used in):
Operating activities	$(563,983)	$(362,879)	$(201,104)
Investing activities	201	68	133
Financing activities	122,349	752,651	(630,302)
Other	(164)	208	(372)
Net (decrease) increase in cash	$(441,597)	$390,047	$(831,644)

Operating Activities

During the year ended December 31, 2023, net cash used in operating activities was $563,983, consisting primarily of net losses of $719,920 less the non-cash charge for interest expense of $162,741 and an increase in accrued compensation and post-employment benefits of $204,283, offset by the gain on fair value adjustment of convertible debt of $214,059. During the year ended December 31, 2022, net cash used in operating activities was $362,879, consisting primarily of net losses of $1,255,298 less the non-cash charge for interest and the loss on the fair value adjustment of convertible note debt of $148,424 and $122,933, respectively, an increase in accrued compensation and post-employment benefits of $211,433, a decrease in prepaid expenses and other assets of $205,945 and an increase in accounts payable of $104,209. During 2023 and 2022, we have primarily used the proceeds of the sale of our convertible notes to incrementally develop our biotechnology products and prepare the Company for an offering of its securities and activities related thereto. We have operated under an austerity program for several years, delaying projects and payments until sufficient funds could be raised. We had approximately $17,000 of cash at the end of 2023.

Financing Activities

During the year ended December 31, 2023, cash provided by financing activities was $122,349, consisting primarily of net proceeds of $150,000 from the sale of convertible notes.

During the year ended December 31, 2022, cash provided by financing activities was $752,651, consisting primarily of net proceeds of $725,000 from the sale of convertible notes.

Comparison of the Six months Ended June 30, 2024, and 2023

Results of Operations

The following table summarizes our results of operations for the years presented:

	January 1, 2024 to	January 1, 2023, to
(Amount in USD)	June 30, 2024	June 30, 2023	Change
Revenue

Revenue	$110,990	$223,845	$(112,855)
Cost of goods sold	—	(133,241)	133,241
Gross profit	110,990	90,604	20,386

Operating expenses

Depreciation and amortization	9,056	11,321	(2,265)
Selling, general and administrative	480,511	381,417	99,094
Research and development expenses	204,685	180,644	24,041

Total operating expenses	694,252	573,382	120,870

Operating loss	(583,262)	(482,778)	(100,484)

Other income/(expense), net:

Interest expenses	(107,487)	(79,874)	(27,613)
Other income (loss), net	1,703	2,453	(750)
Fair value adjustment	(17,996)	327,773	(345,769)

Total other income, net	(123,780)	250,352	(374,132)
Net loss	$(707,042)	$(232,426)	$(474,616)

Revenue

The Company derives revenues from the sale of products, including royalties related to sales of such products and from the license of its technology. Substantially all revenues for the six months ended June 30, 2024, and 2023 were derived from one customer, Sun Pharma, based in India. During 2023, the Company amended its arrangement with Sun Pharma such that the Company will no longer be responsible for purchasing and selling inventory of the products, but instead will receive a net service fee payment for sales of such products made by Sun Pharma. Revenues for the six months ended June 30, 2024, and 2023 are summarized as follows:

	Six months ending	Six months ending
	June 30, 2024	June 30, 2023
Sale of Dandruff Lotion and Shampoo Trading	—	$221,449
Service fee for arrangements for supply of Dandruff products	$103,260	—
Royalty income related to above product sales	7,730	2,396
Total	$110,990	$223,845

Cost of goods sold expenses

The Company was buying and selling Dandruff lotion and shampoo until November 2023. Subsequently, the manufacturer engaged by the Company was asked to supply products directly to Sun Pharma and the Company started billing the service fee to Sun Pharma for arrangements for the supply of Dandruff products to them. The Company has incurred cost of goods sold expenses of $133,241 for the six months ending June 2023.

Research and Development Expenses

Research and development expenses were $204,685 and $180,644 for the six months ended June 30, 2024, and 2023, respectively. The increase of $24,041 was primarily due to some additional research work done by our team.

General and Administrative Expenses

General and administrative expenses were $480,511 and $381,417 for the six months ended June 30, 2024, and 2023, respectively. The increase of $99,094 was primarily due to the commencement of reverse merger process and related legal, accounting and auditing costs.

Interest expense

Interest expense was $107,487 and $79,874 for the six months ended June 30, 2024 and 2023, respectively. The increase was driven by additional borrowings by the Company.

Fair value adjustment

The fair value adjustment expense/(income) was $17,996 and $(327,773) for the six months ended June 30, 2024, and 2023, respectively. The increase of $345,769 was primarily due to changes in the assumptions used to calculate the fair value, including an increase in the likelihood and timing of a “qualified financing” whereby conversion of the convertible notes would occur during the 2024 period.

Other income

The other income was $1,703 and $2,453 for the six months ended June 30, 2024 and 2023, respectively. The decrease of $750 was primarily due to changes in miscellaneous items.

Cash Flows

The following table summarizes our cash flows for the six months indicated:

	January 1 2024, to	January 1 2023, to
	June 30, 2024	June 30, 2023	Change
Net cash provided by(used in)
Net cash used in operating activities	$(237,175)	$(334,049)	$96,874
Net cash used in investing activities	(1,482)	—	(1,482)
Net cash from (used in) financing activities	370,942	(27,651)	398,593
Other	95	3,349	(3,254)
Net increase/(decrease) in cash and cash equivalents	$132,380	$(358,351)	$490,731

Operating Activities

During the six months ended June 30, 2024, net cash used in operating activities was $237,175, consisting primarily of our net loss of $707,042 less the non-cash charge for interest expense of $92,200 and an increase in accrued compensation and post-employment benefits of $127,258, offset by the gain on fair value adjustment of convertible debt of $17,996. During the six months ended June 30, 2023, net cash used in operating activities was $334,049, consisting primarily of net loss of $232,426 less the non-cash charge for interest of $78,628, an increase in accrued compensation and post-employment benefits of $125,035, a decrease in prepaid expenses and other assets of $34,556 and an increase in accounts payable of $15,171, partially offset by the gain on the change in fair value of our convertible debt of $327,773. We have primarily used the proceeds of convertible notes to prepare the company for the Merger and activities related thereto. We have operated under an austerity program for several years, delaying projects and payments until sufficient funds could be raised.

Financing Activities

During the six months ended June 30, 2024, cash provided by financing activities was $370,942, consisting primarily of net proceeds of $340,000 from the convertible notes.

During the six months ended June 30, 2023, cash used in financing activities was $27,651, consisting primarily of the settling of advances from affiliates.

Liquidity and Capital Resources

Sources of Liquidity/Going Concern

Since our inception, we have funded our operations through the sale and issuance of preferred and common stock and convertible notes. From inception through June 30, 2024, we raised an aggregate of approximately $37.5 million in gross proceeds from sales of our equity securities (the last of such offering occurred in December 2018), and approximately $2.47 million in gross proceeds from our convertible notes.

In October 2020, we offered for sale an 8%, interest bearing convertible promissory note to investors, which provide for a three year term from the date of issuance, unless earlier converted. This has been our primary source of funding since 2020. We received $340,000 and $0 from the sale of our convertible notes during the six months ended June 30, 2024, and 2023, respectively. During 2023 and 2024, eight of our convertible notes, were extended by an additional year. In connection with such extension, the conversion rate was amended from 0.80 to 0.75 of the price paid by investors in a qualified offering, as defined in the convertible notes, and the liquidation preference, in the event the Company consummates a Deemed Liquidation Event, as defined in the Company’s Certificate of Incorporation, was amended.

We have converted certain liabilities to vendors, employees and board members into equity instruments during 2024 – see further discussion below in the sections captioned “Accrued Compensation” and “CRO Contract.”

The accompanying consolidated financial statements of December 31, 2023, and June 30, 2024, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Since our inception, we have not generated any revenue from our biotechnology products, and we have incurred significant operating losses. We have not yet commercialized any biotechnology products, and we do not expect to generate revenue from sales of any biotechnology product candidates for a number of years, if ever. As reflected in the accompanying consolidated financial statements, we have incurred recurring net losses since our inception. During the year ended December 31, 2023, we incurred a net loss of $719,920 and used cash in operations of $563,983 and had a stockholders’ deficit of $6,085,172 as of December 31, 2023. During the six months period ended June 30, 2024, we incurred a net loss of $707,042 and used cash in operations of $237,175 and had a stockholders’ deficit of $3,996,677 as of June 30, 2024. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional funds and implement our strategies, such as executing additional licensing contracts. The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

The ability to continue as a going concern is dependent on the Company raising additional capital and attaining and maintaining profitable operations in the future to meet its obligations and repay liabilities arising from normal business operations when they come due. Since inception, we have funded our operations primarily through equity and debt financings and licensing income and we expect to continue to rely on these sources of capital in the future.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing, or grant unfavorable terms in licensing agreements.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development, initiate and conduct preclinical studies and clinical trials, and seek marketing approval for our current and any of our future product candidates. In addition, if we obtain marketing approval for any of our current or future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution, which costs we may seek to offset through entry into collaboration agreements with third parties. Furthermore, we expect to incur additional costs associated with operating as a public company, upon consummation of the Merger Agreement. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We believe that our existing cash, together with the anticipated net proceeds from the Concurrent Financing, will enable us to fund our operating expenses and capital expenditure requirements for at least 12 months. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on a number of factors, including:

●	the costs of conducting preclinical studies and clinical trials;
●	the costs of manufacturing;
●	the scope, progress, results and costs of discovery, preclinical development, laboratory testing, and clinical trials for product candidates we may develop, if any;
●	the costs, timing, and outcome of regulatory review of our product candidates;
●	our ability to establish and maintain collaborations on favorable terms, if at all;
●	the achievement of milestones or occurrence of other developments that trigger payments under any license or collaboration agreements we might have at such time;
●	the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

●	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;
●	the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights, and defending intellectual property-related claims;
●	our headcount growth and associated costs as we expand our business operations and research and development activities; and
●	the costs of operating as a public company.

We believe that the net proceeds of the Concurrent Financing, together with our existing cash, will be sufficient to initiate the pivotal trial of our lead candidate, VT-1953, but will not be sufficient to complete the trial and or work on the other indications or the development of any other product candidate. Accordingly, we will be required to obtain further funding to further achieve our business objectives.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interests of our stakeholders may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect the rights of our stockholders. Additional debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business.

If we raise funds through potential collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Bridge Loan and Convertible Notes

Commencing in October 2020, the Company began raising money through the issuance of compulsorily convertible promissory notes in a private placement offering of up to $2,132,000 through December 31, 2023, which was subsequently expanded to approximately $2.47 million and extended through June 30, 2024.

The convertible notes bear interest at a rate of eight percent (8%) per annum, on a non-compounding basis, and are due and payable on the earlier of (i) the date upon which the convertible notes are converted into equity securities of the Company, pursuant to the conversion terms of the convertible notes, set forth therein, or (ii) at maturity, which is three (3) years from the date of issuance. The terms of the convertible notes provide for automatic conversion of the outstanding principal and any unpaid accrued interest in the event that the Company issues and sells shares of its equity securities to investors prior, to the maturity date of the convertible notes, for total proceeds to the Company of not less than $10,000,000, at a conversion price equal to the cash price per share paid for the equity securities by the investors in such financing transaction multiplied by 0.75 in the case of some of the convertible notes or 0.8 in the case of other convertible notes.

During 2023 and 2024, certain of our convertible notes, were extended by an additional year. In connection with such extension, the conversion rate was amended from 0.80 to 0.75 of the price paid by investors in a qualified offering, as defined in the convertible notes, and the liquidation preference, in the event the Company consummates a Deemed Liquidation Event, as defined in the Company’s Certificate of Incorporation, was amended. All other terms of the convertible terms remained the same. The Company accounted for such extension as a modification of the debt instrument.

The fair value amount of the Company’s convertible notes is summarized as follows:

	June 30, 2024	December 31, 2023
Current portion
Conversion rate at 75%	$1,482,693	$1,356,796
Conversion rate at 80%	$538,424	$606,590
Total current portion	2,021,117	$1,963,386
Long term portion
Conversion rate at 75%	1,359,967	967,503
Conversion rate at 80%	—	—
Total long term portion	$1,359,967	967,503

Total	$3,381,084	$2,930,889

Interest expense on the above convertible notes was $92,200 and $78,628 for the six months ended June 30, 2024, and 2023, respectively. The Company has elected to record the convertible notes at fair value. Changes in the carrying value of the convertible notes for the six months ended June 30, 2024.

Six Months Ended
June 30, 2024
Balance, January 1, 2024	$2,930,888
Additional borrowings	340,000
Interest accrued	92,200
Change in fair value	17,996

Balance, June 30, 2024	$3,381,084

The fair value of the convertible notes is classified within Level 3 of the fair value hierarchy, using the inputs below to calculate the fair value. The Company used a probability weighted scenario analysis to determine the fair value of the convertible notes. The risk-free rate used in the analysis is based on the yield on a US Government zero-coupon bond, interpolated for the period that corresponds to the time to liquidity as at the valuation date.

	As of June 30, 2024	As of December 31, 2023
Adjusted Interest rate	5.09% - 5.48%	4.87% to 5.50%
Time to Financing Date	5-7 months	8-10 months

Preferred stock

As of June 30, 2024, and December 31, 2023, the Company issued the following preferred stock:

			Aggregate Liquidation	Aggregate Liquidation
		Conversion	Preference as of	Preference as of
Series	Number of shares issued	Price	June 30, 2024	December 31, 2023
Series seed	1,078,560	$0.83	$1,296,749	$1,260,811
Series A	2,592,080	$1.22	4,545,601	4,419,626
Series B	965,200	$2.47	3,434,005	3,338,836
Series B-1	1,480,560	$2.47	5,267,561	5,121,578
Series C	4,432,880	$2.64	16,871,852	16,404,271
Series C-1	530,040	$2.64	2,017,369	1,961,461
Series D	3,680,440 (Dec 2023) and 4,112,481 (June 2024)	$3.89	22,350,172	20,086,235
Total	14,759,760 (Dec 2023) and 15,191,801 (June 2024)		$55,783,309	$52,592,818

Following is a description of the significant terms of Vyome’s preferred stock as set forth in

Vyome’s Second Amended and Restated Certificate of Incorporation which was filed with the Secretary of State of Delaware in December 2018, and as subsequently amended (the “Certificate of Incorporation”):

The Company has designated its authorized preferred stock as “Series A Preferred Stock”, “Series B Preferred Stock”, “Series B-1 Preferred Stock”, “Series C Preferred Stock”, “Series C-1 Preferred Stock”, “Series D Preferred Stock” and “Series E Preferred Stock”.

The Preferred stock carries an 8% cumulative preference dividend, payable when declared by the

Board of Directors. No dividend has been paid on any series of preferred stock through June 30, 2024. As of June 30, 2024, and December 31, 2023, cumulative dividends in arrears for all classes of preferred stock was approximately $16,501,111 and $14,990,827, respectively

Each share of preferred stock is convertible at the option of the holder, without the payment of additional consideration, into shares of common stock at the conversion price as defined in the Certificate of Incorporation for each series of Preferred Stock. The conversion price is subject to adjustment in the event of subsequent issuance of common stock at a lower price than the original conversion price. Each series of preferred stock is mandatorily convertible into common stock at the conversion price as set forth in the Certificate of Incorporation As of June 30, 2024, the Company would have had to issue 15,191,801 shares of common stock issuable upon conversion of all outstanding series of preferred stock.

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company,all classes of preferred stockholders would be entitled to receive, in preference to common stockholders, an amount equal to the original issue price plus accrued and unpaid dividends. All series of preferred stock rank pari passu with each other in terms of liquidation preference except series B-1 Preferred Stock and C-1 Preferred Stock. Part of the amount invested by series B-1 and C-1 preferred stock as mentioned in the stockholders’ agreement rank junior to other preferred stockholders, however, rank pari passu with each other. After the liquidation preference payments to all classes of preferred stockholders have been met, preferred stockholders have unlimited right to participate on a prorated basis with common stockholders.

Accrued compensation

Accrued compensation payable to the chief executive officer, a board member/consultant of the Company and another consultant was $1,115,232 as of December 31, 2023. In June 2024, these individuals to forgo accrued compensation of $1,115,232 as of December 31, 2023, in exchange for the issuance of stock options for the purchase of 643,030 shares of common stock. The Company accounted for this debt extinguishment as a capital contribution since the liability was with related parties. Accordingly, the difference between the liability extinguished of $1,115,232 and the fair value of the stock options issued ($379,950 as determined using a Black Scholes model) of $735,282 is considered a capital contribution.

CRO contract

In December 2018, the Company entered into an agreement with a Contract Research Organization(“CRO”) for services to be rendered with respect to the phase 2B clinical trials for the Company’s VB-1953 product. As of July 2020, the Company had an outstanding amount under the agreement of approximately $2,080,000. The Company and the CRO entered in an agreement in July 2020 (the “July Agreement”) which called for payments of $400,000 over several installments in 2020 and the remainder upon consummation of a fundraising, as defined in the July Agreement, with any remaining balance to be paid as of March 2021. During 2020, the Company paid $400,000 towards such obligation. As of December 31, 2023, and 2022, the outstanding balance due to the CRO was approximately $1,680,210. Also, pursuant to the July Agreement, the parties agreed that if the balance remained outstanding as of March 2021, then such balance could convert to Series D preferred stock of the Company at Series D preferred conversion price as of the July Agreement date. During 2022, the Company and the CRO agreed by signing a definitive agreement to convert the amount owed of $1,680,210 into 432,041 shares of Series D preferred stock (based upon the then estimated fair value of such shares). However, the shares were not issued. At that time, in order to issue the shares, the Company would have had to authorize additional shares of its Series D preferred stock in order to consummate the transaction, and accordingly, as of December 31, 2023, $1,680,210 was recorded as a liability to be settled in equity in the consolidated balance sheet. In June 2024, the Company increased its authorized shares of preferred stock and issued the 432,041 shares of Series D preferred stock to settle this liability.

Due to Affiliates

The amount outstanding to two of our board directors as of June 30, 2024, is $83,374, which is included in the “due to affiliates” in the consolidated balance sheet. There is no interest or scheduled repayment dates of such advances.

Contractual Obligations and Commitments

We enter into agreements in the normal course of business for sponsored research, preclinical studies, contract manufacturing, and other services and products for operating purposes, which are generally cancellable upon written notice.

Any Licenses, employment agreements, CRO agreements or other commitments

On January 1, 2024, we entered into a one-year lease for office and laboratory space in Delhi, India, mutually renewable every year. The commencement date and the first obligation to pay rent was January 2024, with annual rent at approximately $35,000 per year. We have the option to renew such lease upon mutually agreed terms. We have offices in Princeton NJ, and Cambridge MA, on short-term rentals.

We may enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore, we believe that our non-cancelable obligations under these agreements will not be material.

We also have employment agreements with certain employees and consulting agreements which require the funding of a specific level of payments, if certain events, such as a change in control, termination without cause or retirement, occur. We also have an agreement on Resignation and Separation Letter dated January 11, 2021 Craig Tooman, a past employee to pay certain amount on change of control.

Controls and Procedures

A company’s internal control over financial reporting is a process designed by, or under the supervision of, that company’s principal executive and principal financial officers, or persons performing similar functions, and effected by that company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

We have concluded that there were material weaknesses in internal control over financial reporting. Historically, we were a private company that had not previously been audited and had maintained a complement of resources with various levels of accounting knowledge, experience, and expertise that are not commensurate with our prospective financial reporting needs. These material weaknesses relate to the fact that we do not maintain a comprehensive policies and procedures manual designed to establish internal controls over financial reporting to reduce the risk of publishing materially misstated financial statements, as well as define responsibilities and segregate incompatible duties to reduce the risk of unauthorized transactions. Collectively, this could result in difficulties in meeting our internal reporting needs and our external reporting requirements and assessing the appropriate accounting treatment for various events and/or circumstances.

We have initiated various remediation efforts, including the hiring of additional financial personnel/consultants with the appropriate public company and technical accounting expertise and other actions that are more fully described below. As such remediation efforts are still ongoing, we have concluded that the material weaknesses have not been fully remediated. Our remediation efforts to date have included the following:

We have assessed our current accounting personnel, financial reporting, and information system environments and capabilities. Based on our preliminary findings, we have found these resources and systems lacking and have concluded that these resources and systems will need to be supplemented and/or upgraded. We are searching for a Chief Financial Officer and, thereafter will implement additional accounting procedures and controls.

We engaged external consultants with public company and technical accounting experience to facilitate accurate and timely accounting closes and to accurately prepare and review our financial statements and related footnote disclosures. We plan to retain these financial consultants until such a time that our internal resources have been upgraded and the required financial controls have been fully implemented.

The actions that have been taken are subject to continued review, implementation, and testing by management, as well as audit committee oversight. While we have implemented a variety of steps to remediate these weaknesses, we cannot assure you that we will be able to fully remediate them, which could impair our ability to accurately and timely meet our public company reporting requirements.

Notwithstanding the assessment that our internal controls over financial reporting are not effective and that material weaknesses exist, we believe that we have employed supplementary procedures to ensure that the consolidated financial statements contained in this filing fairly present our financial position, results of operations, and cash flows for the reporting periods covered herein in all material respects.

Critical Accounting Policies and Significant Judgments and Estimates

Convertible Promissory Notes

The Company evaluates its convertible instruments to determine if those contracts or embedded components of those contracts qualify as derivative financial instruments to be separately accounted for in accordance with Topic 815 “Derivatives and Hedging” (“ASC 815”) of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The accounting treatment of derivative financial instruments requires that the Company record any bifurcated embedded features at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded in earnings each period as non-operating, non-cash income or expense. The Company reassesses the classification of its derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification. Bifurcated embedded features are recorded at their initial fair values which create additional debt discount to the host instrument.

We have elected to account for the convertible notes to a shareholder using the fair value option in accordance with the guidance contained in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825-10-25. The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments. See Note 4 for additional information. Our company accounted for the fair value of the stock options issued in connection with the note payable to the Chairman as additional interest expense on the grant date, using the same methodology to determine the fair value of the stock option as discussed in the share-based compensation policy footnote below.

Fair value measurements

FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, representing the assumptions the buyer and seller use in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that the buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of our company. Unobservable inputs reflect our company’s assumptions about the inputs the buyer and seller would use to price the asset or liability developed based on the best information available in the circumstances.

The carrying value of the Company’s accounts payable approximates its fair value because of the short-term nature of these financial instruments. The note payable - related party is reported at fair value as the Company elected the fair value option for such note.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that our company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, the valuation of these securities does not entail a significant degree of judgment.
●	Level 2 — Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by the market through correlation or other means.
●	Level 3 — Valuations based on unobservable inputs and significant to the overall fair value measurement.

Determination of the Fair Value of Equity-Based Awards

We estimate the fair value of stock option awards granted using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and subjective assumptions we make, including expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we base the estimate of expected stock price volatility on the historical volatility of a representative group of publicly traded companies for which historical information is available. The historical volatility is generally calculated based on a period of time commensurate with the expected term assumption. We use the simplified method to calculate the expected term for options granted to employees and directors. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For options granted to non-employees, we utilize the contractual term. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero, as we have never paid dividends and do not have current plans to pay any dividends on our common stock. We determine the fair value of common stock awards based on the fair value of our common stock on the date of grant.

As there has been no public market for our common stock, the estimated fair value of our common stock has been approved by our board of directors, with input from management, as of the date of each award grant, considering our most recently available sale of our common stock to independent investors and our board of directors’ assessment of additional objective and subjective factors deemed relevant that may have changed from the date of the most recent determination through the date of the grant. The additional objective and subjective factors considered by our board of directors in determining the fair value of our common stock included the following:

●	the prices of our common stock and preferred stock sold to outside investors in arm’s length transactions, if any, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;
●	the progress of our research and development efforts, including the status of preclinical studies and planned clinical trials for our product candidates;
●	the lack of liquidity of our equity as a private company;

●	our stage of development and business strategy and the material risks related to our business and industry;
●	the valuation of publicly traded companies in the biotechnology industry, as well as recently completed mergers and acquisitions of peer companies;
●	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;
●	the likelihood of achieving a liquidity event, such as an IPO or a sale of our company in light of prevailing market conditions; and
●	the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

The assumptions underlying our board of directors’ valuation determinations represented our board’s best estimates, which involved inherent uncertainties and the application of our board’s judgment. As a result, if factors or expected outcomes had changed or our board of directors had used significantly different assumptions or estimates, our equity-based compensation expense could have been materially different. Following the completion of this offering, our board of directors will determine the fair value of our common stock based on the quoted market prices of our common stock.

Inflation

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2023, or 2022 or through June 30, 2024.

DESCRIPTION OF RESHAPE CAPITAL STOCK

As a result of the Merger and the other transactions described in this proxy/information statement-prospectus, Vyome stockholders will become stockholders of ReShape, which will continue as the Combined Company. The rights of former Vyome stockholders and the rights of ReShape stockholders following the consummation of the Merger will be governed by the ReShape charter and the ReShape bylaws. The following description of ReShape Shares is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the latest ReShape SEC filings on Form 10-K and 10-Q, the ReShape charter and ReShape bylaws, and to the applicable provisions of the DGCL. See also “Comparison of Stockholder Rights” beginning on page [•] of this proxy/information statement-prospectus.

The following is a summary of the rights of our common and preferred stock and some of the provisions of the ReShape charter and ReShape bylaws, and of the Delaware General Corporation Law, or DGCL. Our authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

Voting rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We do not provide for cumulative voting for the election of directors in the ReShape charter. Accordingly, holders of a majority of the shares of our common stock are able to elect all of our directors. The ReShape charter establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. The ReShape charter and ReShape bylaws provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of the ReShape charter.

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if the ReShape Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the ReShape Board may determine.

No preemptive or similar rights

Our common stock is not entitled to preemptive or subscription rights, and is not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to the ReShape charter, the ReShape Board is authorized, subject to limitations prescribed by Delaware law, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. The ReShape Board is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The ReShape Board may be able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Series C Convertible Preferred Stock

The material terms and provisions of the shares of series C convertible preferred stock (“Series C Preferred Stock”) are summarized below. This summary of some provisions of the Series C Preferred Stock is not complete. For the complete terms of the Series C Preferred Stock, you should refer to the Certificate of Designation (the “Series C Certificate of Designation”) filed as an exhibit to this proxy/information statement-prospectus and incorporated herein by reference.

Conversion. There are currently 95,388 shares of our series C convertible preferred stock outstanding. Each outstanding share of Series C Preferred Stock is convertible, at the option of the holders, into 0.0000078 shares of common stock, rounded up to the nearest whole share, subject to adjustments for stock splits, stock dividends, distributions, subdivisions and combinations. Therefore, as of the date of this proxy/information statement-prospectus, each of the 10 holders of Series C Preferred Stock is entitled to convert all of their shares of Series C Preferred Stock into an aggregate of one share of common stock per holder.

Dividends. The Series C Preferred Stock is entitled to receive dividends (on an as-if-converted-to-common stock basis) actually paid on shares of common stock when, as and if such dividends are paid on shares of common stock. No other dividends will be paid on shares of Series C Preferred Stock.

Voting Rights. In general, the Series C Preferred Stock does not have voting rights. However, as long as any shares of Series C Preferred Stock remain outstanding, the Series C Certificate of Designation provides that we cannot, without the affirmative vote of holders of a majority of the then-outstanding shares of Series C Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock (including by the designation, authorization, or issuance of any shares of preferred stock that purports to have equal rights with, or be senior in rights or preferences to, the Series C Preferred Stock), (b) alter or amend the Series C Certificate of Designation, (c) amend the ReShape charter or other charter documents in any manner that adversely affects any rights of the holders of Series C Preferred Stock, (d) increase the number of authorized shares of Series C Preferred Stock, (e) except for stock dividends or distributions for which adjustments are to be made pursuant to the Series C Certificate of Designation, pay dividends on any shares of capital stock of the Company, or (f) enter into any agreement with respect to any of the foregoing. Holders of Series C Preferred Stock are entitled to vote for the election of directors of the Company, voting on an as-converted to common stock basis and voting together as a single class with the holders of shares of common stock.

Liquidation. In the event of a liquidation, the holders of shares of Series C Preferred Stock are entitled to be paid, after and subject to the payment in full of all amounts required to be distributed to the holders of any other shares of the Company outstanding as of the date of our acquisition of ReShape ranking on liquidation prior and in preference to the Series C Preferred Stock, but before any payments to be made to the holders of common stock or any other series of preferred stock, an amount per share equal to the greater of (i) $274.8774, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series C Preferred Stock been converted to common stock immediately prior to such liquidation. In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the Series C Preferred Stock will be entitled to receive upon conversion of the Series C Preferred Stock the same kind and amount of securities, cash or property which the holders would have received had they converted the Series C Preferred Stock immediately prior to such fundamental transaction. Any successor to us or surviving entity must assume the obligations under the Series C Certificate of Designation with respect to the Series C Preferred Stock.

Anti-Takeover Provisions

The provisions of Delaware law, the ReShape charter and the ReShape bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with the ReShape Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We are subject to the provisions of Section 203 of the DGCL, or Section 203, regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions the ReShape Board does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

ReShape charter and ReShape bylaw provisions

The ReShape charter and the ReShape bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

●	Board of Directors Vacancies. The ReShape charter and ReShape bylaws authorize only the ReShape Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the ReShape Board will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of the ReShape Board and then gaining control of the ReShape Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the ReShape Board but promotes continuity of management.
●	Classified Board. The ReShape charter and ReShape bylaws provide that the ReShape Board be classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
●	Stockholder Action; Special Meetings of Stockholders. The ReShape charter provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend the ReShape bylaws or remove directors without holding a meeting of our stockholders called in accordance with the ReShape bylaws. Further, the ReShape bylaws and the ReShape charter provide that special meetings of our stockholders may be called only by a majority of the ReShape Board, the chairman of the ReShape Board, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
●	Advance Notice Requirements for Stockholder Proposals and Director Nominations. The ReShape bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. The ReShape bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
●	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The ReShape charter does not provide for cumulative voting.
●	Directors Removed Only for Cause. The ReShape charter provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.
●	Amendment of Charter Provisions. Any amendment of the above expected provisions in the ReShape charter would require approval by holders of at least two-thirds of our outstanding common stock, unless such amendment is approved by at least two-thirds of our directors, in which case the amendment may be approved by the holders of a majority of our outstanding common stock.
●	Issuance of Undesignated Preferred Stock. The ReShape Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the ReShape Board. The existence of authorized but unissued shares of preferred stock would enable the ReShape Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
●	Choice of Forum. The ReShape charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, the ReShape charter or the ReShape bylaws; any action to interpret, apply, enforce or determine the validity of the ReShape charter or the ReShape bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of ReShape stockholders are governed by the ReShape charter and the ReShape bylaws, as well as the DGCL. The rights of Vyome stockholders are governed by the Vyome charter and the Vyome bylaws, as well as the DGCL. Upon consummation of the Merger, the rights of the stockholders of ReShape will be governed by the ReShape charter and the amended bylaws of ReShape, both of which are filed as exhibits to the registration statement to which this proxy/information statement-prospectus relates, as well as the DGCL.

The following is a summary discussion of the material differences, as of the date of this proxy/information statement-prospectus, between the current rights of ReShape stockholders and the current rights of Vyome stockholders. The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the ReShape charter and the ReShape bylaws, the Vyome charter and the Vyome bylaws. ReShape and Vyome have filed with the SEC their respective governing documents referenced in this summary of stockholder rights and will send copies to you without charge, upon your request. See “Where You Can Find More Information” beginning on page [•] of this proxy/information statement-prospectus.

	Rights of ReShape Stockholders	Rights of Vyome Stockholders
Authorized Capital	The authorized capital stock of ReShape consists of 300,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.	The authorized capital stock of Vyome consists of 20,000,000 shares of common stock, $0.00l par value per share, and 16,000,000 shares of preferred stock, $0.00l par value per share.
Outstanding Capital Stock	As of the record date for the ReShape Special Meeting, ReShape had shares of common stock issued and outstanding, and shares of preferred stock issued and outstanding.

As of July 24, 2024 Vyome had outstanding 1,893,120 shares of common stock, 1,078,560 shares of Series Seed Preferred Stock, 2,592,080 shares of Series A Preferred Stock, 965,200 shares of Series B Preferred Stock, 1,480,560 shares of Series B-1 Preferred Stock, 4,432,880 shares of Series C Preferred Stock, 530,040 shares of Series C-1 Preferred Stock and 4,112,481 shares of Series D Preferred Stock, which vote together and represents the right to 17,084,921 votes.

Number of Directors

The ReShape charter provides that the number of directors is to be fixed by resolution adopted by a majority of the ReShape Board, subject to the rights of the holders of any series of ReShape preferred stock to elect additional directors. The ReShape bylaws provide that the number of directors shall be fixed as set forth in the charter. ReShape currently has eight authorized directors on its board.

The Vyome charter provides that the number of directors shall be determined in the manner set forth in the bylaws. The Vyome bylaws provide that the number of directors is to be fixed by resolution of the Board or by the stockholders at the annual meeting of the stockholders, with the exception of the first Board, which shall be elected by the incorporator.

Election of Directors

The ReShape charter provides that directors are elected by a plurality of the votes cast by the stockholders entitled to vote thereon. The ReShape charter provides for a classified ReShape Board with three classes of directors. Approximately one-third of the ReShape Board is elected each year and board members stand for re-election in the third year after the year of their election. ReShape stockholders do not have cumulative voting rights.

The Vyome charter provides that the holders of the preferred stock are entitled to elect four directors, and the holders of common stock shall be entitled to to elect the balance of the total number of directors. The Vyome bylaws provide that the directors shall be elected at the annual meeting of the stockholders by a plurality vote of the shares represented in person or by proxy.

Removal of Directors

The ReShape charter provides that subject to the special rights of the holders of any series of preferred stock to elect directors, ReShape directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of ReShape entitled to vote generally in the election of directors, voting together as a single class.

The Vyome charter provides that where a director has been elected by holders of preferred stock, he may be removed without cause by, and only by, the affirmative vote of those shares entitled to elect such directors, given either at a special meeting of stockholders or pursuant to a written consent of stockholders. The Vyome bylaws provide that any director or the entire Board may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

	Rights of ReShape Stockholders	Rights of Vyome Stockholders
Vacancies on the Board

The ReShape charter provides that subject to the rights of the holders of any series of preferred stock, vacancies and newly-created directorships on the ReShape Board shall be filled exclusively by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

The Vyome bylaws provide that vacancies resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a majority of the whole Board, or by a sole remaining director. If by reason pf death or resignation, a vacancy arises, then any officer may call a special meeting of stockholders or may apply to the Court of Chancery for a decree ordering election.

Advance Notice Requirements for holder Nominations and Other Proposals

The ReShape charter provides that the advance notice requirements are to be provided in the ReShape bylaws. The ReShape bylaws provide that, except as otherwise required by law, a stockholder who wishes to nominate persons for election to the ReShape Board or propose business to be considered by the stockholders at a meeting must be a stockholder of record at the time of giving notice and must be entitled to vote at the meeting. Such stockholder must provide notice to the Secretary of ReShape in advance of the meeting and in accordance with the ReShape bylaws.

In the case of an annual meeting, an ReShape stockholder wishing to nominate a director or raise another proposal must deliver a stockholder’s notice to the Secretary of ReShape at the principal executive offices of ReShape on a date not later than the close of business on the 75th day nor earlier than the close of business on the 105th day prior to the first anniversary of the preceding year’s annual meeting or, if the date of the current year’s annual meeting is more than 30 days before or more than 60 days after the anniversary date of the prior year’s annual meeting, then notice must be delivered no earlier than the close of business on the 105th day prior to currently proposed annual meeting and no later than the close of business on the later of the 75th day prior to such annual meeting on or by the 10th day following the date on which the current year’s annual meeting is first disclosed in a public announcement. In the case of a special meeting of stockholders called for the purpose of electing one or more directors to the ReShape Board, an ReShape stockholder wishing to nominate a director must deliver a stockholder’s notice to the Secretary of ReShape at the principle executive offices of ReShape on a date not earlier than the close of business on the 105th day nor later than the close of business on the 75th day prior to such special meeting or the tenth day following the day on which the date of the special meeting, and the board’s proposed nominees for election, are first disclosed in a public announcement.

The notice must contain specific information concerning the person to be nominated or matters to be brought before the meeting, as well as specific information concerning the stockholder making the nomination or submitting the proposal.

The Vyome bylaws provide that nominations, other than those made by the Board or pursuant to the Voting Agreement, must be preceded by notification in writing received by the Secretary of Vyome not less than 60 days prior to any meeting called for the election of directors.

	Rights of ReShape Stockholders	Rights of Vyome Stockholders
Notice of Special Meeting

The ReShape bylaws generally provide that notice of a stockholder meeting must be given to each stockholder of record entitled to vote at such meeting not less than ten days nor more than 60 days before the date of the meeting.

Any notice of a special meeting must include the place, if any, date, time, means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present and purpose for which the meeting is called.

The Vyome bylaws provide that, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting.
Amendments to the Charter

Under the DGCL, an amendment to the certificate of incorporation requires (1) the approval of the board of directors, (2) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. The ReShape charter provides that ReShape may amend, alter or repeal any provision of the charter in any manner prescribed by the DGCL, and additionally provides that the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of ReShape entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal any provision of the ReShape charter, unless two-thirds of the ReShape board has approved such amendment or repeal, in which case only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of ReShape entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal such provisions of the charter.

Under the DGCL, an amendment to the certificate of incorporation requires (1) the approval of the board of directors, (2) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. There is no comparable provision in the Vyome charter relating to an amendment.

Amendments to Bylaws

The ReShape charter provides that the ReShape bylaws may be adopted, amended or repealed by the ReShape Board subject to the power of the stockholders of ReShape entitled to vote generally in the election of directors to adopt, amend or repeal the bylaws. The affirmative vote of the holders of at least two-thirds of the voting power of the outstanding ReShape Shares entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal the ReShape bylaws.

The Vyome charter provides that subject to any additional vote required by the charter or bylaws, the Board is expressly authorized to make, alter, and amend any or all of the bylaws. The Vyome bylaws provides that, the bylaws may be altered, amended or repealed, or new bylaws adopted, by the holders of a majority of the outstanding voting shares or by the Board, when such power is conferred upon the Board by the charter, at any regular meeting of the stockholders or of the Board or at any special meeting of the stockholders or Board if notice of such amendment is contained in the notice of such special meeting. If the power to amend the bylaws is conferred upon the Board by the charter, it shall not divest or limit the power of the stockholders to amend or repeal bylaws.

Special Meeting of Stockholders

The ReShape charter provides that special meetings may be called only by or at the direction of the ReShape Board pursuant to a resolution adopted by a majority of the total number of directors which ReShape would have if there were no vacancies.

The Vyome bylaws provide that, special meetings for any purpose unless otherwise prescribed by the charter, shall be called by the president or secretary at the request in writing of a majority of the members of the Board or at the request in writing of stockholders owning at least 10% of the total voting power of all outstanding shares of stock then entitled to vote and may not be called absent such a request. Such request shall state the purpose of the meeting.

	Rights of ReShape Stockholders	Rights of Vyome Stockholders
Forum Selection

The ReShape charter designates the Court of Chancery of the State of Delaware (subject to certain exceptions) as the sole and exclusive forum, unless ReShape consents in writing to the selection of one or more alternative forums, for (i) any derivative action or proceeding brought on behalf of ReShape; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ReShape to ReShape or ReShape’s stockholders; (iii) any action asserting a claim against ReShape arising pursuant to any provision of the DGCL or ReShape charter or ReShape bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the ReShape charter or ReShape bylaws; or (v) any action asserting a claim against ReShape governed by the internal affairs doctrine.

No comparable provision in the Vyome charter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF RESHAPE

The following table shows the beneficial ownership of ReShape’s common stock by each person or group who beneficially owned 5% or more of ReShape’s common stock, each of ReShape’s directors, each of the executive officers of ReShape named in the Summary Compensation Table in this proxy/information statement-prospectus and ReShape’s directors and executive officers as a group, as of September 24, 2024. Percentage ownership calculations for beneficial ownership are based on 506,675 shares outstanding as of September 24, 2024. However, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which that person or persons has or have the right to acquire within 60 days following September 24, 2024 is deemed to be outstanding for that person’s calculation, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The information regarding the beneficial owners of more than 5% of ReShape’s common stock is based upon information supplied to ReShape by its directors, officers and principal stockholders or on Schedules 13D or 13G filed with the Securities and Exchange Commission. Unless otherwise noted, the directors and executive officers listed in the table have sole voting and investment power with respect to the shares of common stock owned by them and their address is c/o ReShape Lifesciences Inc., 18 Technology Dr., Suite 110, Irvine, California 92618.

		Amount
		and Nature
		of
		Beneficial
Title of Class	Name and Address of Beneficial Owner	Ownership	Percent of Class
Common Stock	Directors and Executive Officers
	Paul Hickey	—	*
	Thomas Stankovich	7	*
	Dan Gladney	15	*
	Gary Blackford	—	*
	Arda Minocherhomjee	—	*
	Lori McDougal	—	*
	All directors and executive officers as a group (6 persons)	22	*
*	The percentage of shares of common stock beneficially owned does not exceed one percent of the outstanding shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF VYOME

The following table shows the beneficial ownership of Vyome Shares by each person or group who beneficially owned 5% or more of the outstanding Vyome Shares, each of Vyome’s directors, and each of Vyome’s executive officers named in the Summary Compensation Table in this joint proxy statement/prospectus and Vyome’s directors and executive officers as a group, as of July 24, 2024. Percentage ownership calculations for beneficial ownership are based on 17,084,921 shares of the outstanding capital stock of Vyome as of July 24, 2024, and includes the shares of common stock into which outstanding shares of Vyome preferred stock are convertible. However, for purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which that person or persons has or have the right to acquire within 60 days following July 24, 2024 is deemed to be outstanding for that person’s calculation, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The information regarding the beneficial owners of more than 5% of the outstanding Vyome Shares is based upon information supplied to us by Vyome’s directors, officers and principal stockholders. Unless otherwise noted, the directors and executive officers listed in the table have sole voting and investment power with respect to the shares of common stock owned by them and their address is c/o Vyome Therapeutics, Inc. 100 Overlook Center, 2nd Floor, Princeton, New Jersey 08540.

	Amount and
	Nature of
	Beneficial
Name and Address of Beneficial Owner	Ownership	% shareholding
Directors and Executive Officers
Krishna Gupta (1)	3,215,819	18.82%
Venkat Nelabhotla (2)	983,947	5.47%
Mohanjit Jolly (3)	808,380	4.73%
Shiladitya Sengupta (4)	997,143	5.75%
Rajeev Mantri (5)	1,306,106	7.64%
All directors and executive officers as a group (5 persons)	7,311,395	42.79%
5% Stockholders
Aarin Capital Partners (6)	1,271,000	7.44%
Iron Pillar India Fund I (7)	477,006	2.79%
Iron Pillar India Fund I Ltd. (7)	808,380	4.73%
Kalari Capital Partners (8)	3,277,646	19.18%
Navam Capital Private Limited (9)	1,151,400	6.74%
Navam Biotech Ventures (9)	152,826	0.89%
Romulus Vyome Special Opportunity LP (10)	636,280	3.72%
Romulus Vyome Special Opportunity III, LLC (10)	2,579,179	15.10%
(1)	Consists of 635,480 shares of preferred stock and 800 shares of common stock held by Romulus Vyome Special Opportunity LP, and 2,579,179 shares held by Romulus Vyome Special Opportunity III, LLC. Krishna Gupta is the Managing Partner of Romulus Vyome Special Opportunity LP and Romulus Vyome Special Opportunity III, LLC. Romulus Vyome Special Opportunity LP and Romulus Vyome Special Opportunity III, LLC are affiliates.
(2)	Consists of 18,638 shares of preferred stock, 50,240 shares of common stock and 915,069 of fully vested stock options.
(3)	Consists of 808,380 shares of preferred stock held by Iron Pillar Fund I Ltd. Mohanjit Jolly is a general partner of Iron Pillar Fund I Ltd.
(4)	Consists of 740,000 shares of common stock and 257,143 of fully vested stock options.

(5)	Shareholding consists of 1,151,400 shares of preferred stock held by Navam Capital Private Limited, 152,826 shares of preferred stock held by Navam Biotech Ventures and 1,880 shares of common stock held by Rajeev Mantri. Rajeev Mantri is a director of Navam Capital Private Limited and Managing Partner of Navam Biotech Ventures. Navam Capital Private Limited and Navam Biotech Ventures are affiliates.
(6)	Consists of 1,269,600 shares of preferred stock and 1,400 shares of common stock.
(7)	Iron Pillar India Fund I and Iron Pillar India Fund I Ltd. are affiliates. Shareholding consists of 808,380 shares of preferred stock held by Iron Pillar Fund I Ltd and 477,006 shares of preferred stock held by Iron Pillar India Fund I.
(8)	Consists of 3,274,086 shares of preferred stock and 3,560 shares of common stock.
(9)	Navam Capital Private Limited and Navam Biotech Ventures are affiliates. Shareholding consists of 1,151,400 shares of preferred stock held by Navam Capital Private Limited and 152,826 shares of preferred stock held by Navam Biotech Ventures.
(10)	Romulus Vyome Special Opportunity LP and Romulus Vyome Special Opportunity III, LLC are affiliates. Shareholding consists of 635,480 shares preferred stock and 800 shares of common stock of Romulus Vyome Special Opportunity LP, and 2,579,179 shares of Romulus Vyome Special Opportunity III, LLC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMBINED COMPANY

The following table sets forth certain information regarding beneficial ownership of the Combined Company’s common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on September 13, 2024 and completion of the Concurrent Financing, inclusive of $7,037,427 in signed commitments to be invested in the Combined Company and Vyome India at Closing, for each stockholder expected by ReShape and Vyome to become the beneficial owner of more than 5% of the Combined Company’s outstanding common stock; each person expected to be a named executive officer of the Combined Company; each person expected to be a director of the Combined Company; and all of the Combined Company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted by a footnote, and subject to community property laws where applicable, each of ReShape and Vyome believes based on the information provided to it that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as expected to be beneficially owned by them.

The table lists applicable percentage ownership based on 7,559,248 shares of fully diluted common stock expected to be outstanding upon both the consummation of the Merger and the closing of the Concurrent Financing. The number of shares beneficially owned includes shares of common stock or common stock equivalent that each person has the right to acquire within 60 days, including upon the exercise of stock options or warrants. These stock options and warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company’s common stock and common stock equivalent expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company’s common stock expected to be owned by any other person.

Immediately after the consummation of the Merger, based solely on the estimated Exchange Ratio as described in this proxy statement/prospectus/information statement, and after giving effect to the Concurrent Financing, Vyome securityholders are expected to own approximately 85.1% of the ReShape common stock on a fully diluted basis (assuming 6,432,104 shares of common stock outstanding, representing fully diluted shares inclusive of all securities exercisable or settleable for shares of common stock of the Combined Company) as defined in the Merger Agreement, ReShape securityholders are expected to own approximately 7.8% of the ReShape common stock on a fully diluted basis as defined in the Merger Agreement, and certain accredited investors in the Concurrent Financing (who have agreed to purchase up to $6.0 million in shares of common stock of the Combined Company and up to $1.0 million in Vyome India immediately following completion of the Merger as part of the Concurrent Financing) are expected to own approximately 7.1% of the ReShape common stock on a fully diluted basis as defined in the Merger Agreement, in each case subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement. The following table and the related notes assume that: (i) at the Effective Time, each share of Vyome common stock will convert into the right to receive an estimated 0.5432 shares of ReShape common stock and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement; (ii) the closing of the Merger and the Concurrent Financing occurred on September 13, 2024; (iii) the common stock outstanding of ReShape and Vyome are represented on a fully diluted basis, (iv) the ReShape Series C Amendment is in full force and effect, (v) ReShape Net Cash at Closing is $975,000, (vi) Grant of restricted stock unit award in the Combined Company to Frank Wisner under the letter agreement dated June 27, 2024 is given effect to (with a grant date fair value market value based on the closing price of the shares of common stock outstanding on the date of grant equal to a range of $150,000 - $200,000), and (vii) ReShape Reverse Stock Split in the ratio of 1-for-58 was effected. The estimated Exchange Ratio calculation used herein is based upon ReShape capitalization numbers as of September 13, 2024, and will be adjusted to account for the issuance of any additional shares of ReShape common stock prior to the closing of the Merger. See “The Merger Agreement—Merger Consideration” for more information regarding the Exchange Ratio.

Unless otherwise noted, the directors and executive officers listed in the table have sole voting and investment power with respect to the shares of common stock owned by them and their address is c/o Vyome Therapeutics, Inc. 100 Overlook Center, 2nd Floor, Princeton, New Jersey 08540.

	Amount and
	Nature of
	Beneficial
Name and Address of Beneficial Owner	Ownership	% shareholding
Directors and Executive Officers
Krishna Gupta (1)	285,238	3.77%
Venkat Nelabhotla (2)	535,204	7.08%
Mohanjit Jolly (3)	391,175	5.17%
Shiladitya Sengupta (4)	543,353	7.19%
Rajeev Mantri (5)	756,493	10.01%
Rob Dickey (6)	268	*
Frank Wisner (7)	—	*
[Vyome Additional Board Nominee] (8)	[●]	[●]
Dan W. Gladney (9)	15	*

All directors and executive officers as a group (9 persons)	[●]	[●] %

5% Stockholders (Other than Directors and Executive Officers)
Navam Capital Private Limited (10)	627,573	8.30%
MNI Ventures (11)	868,638	11.49%
Hunter Ventures Limited (12)	1,376,140	18.20%
*	The percentage of shares of common stock beneficially owned does not exceed one percent of the outstanding shares of common stock.
(1)	Consists of 7,903 shares of common stock held by Romulus Vyome Special Opportunity LP, 1,401 shares of common stock held by Romulus Vyome Special Opportunity III, LLC, and 275,934 shares of common stock held by KKG Enterprises LLC. Krishna Gupta is the managing partner of Romulus Vyome Special Opportunity LP and Romulus Vyome Special Opportunity III, LLC. Romulus Vyome Special Opportunity LP and Romulus Vyome Special Opportunity III, LLC are affiliates.
(2)	Consists of 8 shares of common stock (all of which was subject to the put-call option agreement) and 535,196 of fully vested stock options.
(3)	Consists of 391,175 shares of common stock held by Iron Pillar Fund I Ltd. Mohanjit Jolly is a general partner of Iron Pillar Fund I Ltd.
(4)	Consists of 80 shares of common stock and 543,273 of fully vested stock options.
(5)	Shareholding consists of 627,550 entitled shares of common stock held by Navam Capital Private Limited (all of which was subject to the put/call option agreements using its shares in Vyome and subsidiary in India), 126,203 entitled shares of common stock held by Navam Biotech Ventures (of which 96,014 shares are subject to the put-call option agreements using its shares in Vyome and Vyome India, with the remaining 30,189 entitled shares attributable to their PIPE investment in Vyome India which are subject to put-call option agreement using its shares in Vyome India), and 1 share of common stock (all of which was subject to the put-call option agreement) and 2,716 of fully vested stock options held by Rajeev Mantri. Rajeev Mantri is a director of Navam Capital Private Limited and managing partner of Navam Biotech Ventures. Navam Capital Private Limited and Navam Biotech Ventures are affiliates.

(6)	Consists of 268 shares of common stock.
(7)	On June 27, 2024, Vyome executed a letter agreement with Frank Wisner for appointment of Frank Wisner on the board of directors of the Combined Company. Under the letter agreement, Frank Wisner is entitled to a restricted stock unit award in the Combined Company with a grant date fair value market value based on the closing price of the shares of common stock outstanding on the date of grant equal to a range of $150,000-$200,000.
(8)	[•]
(9)	Consists of 15 shares of common stock of ReShape.
(10)	Shareholding consists of 627,573 entitled shares of common stock held by Navam Capital Private Limited (all of which are subject to the put-call option agreements using its shares in Vyome and Vyome India).
(11)	Shareholding consists of 868,638 shares of common stock held, 145,488 shares of which was attributable to their investment in the Concurrent Financing.
(12)	Shareholding consists of 1,376,140 shares of common stock held, 109,116 shares of which was attributable to their investment in the Concurrent Financing.

LEGAL MATTERS

The validity of the ReShape Shares to be issued pursuant to the Merger will be passed upon for ReShape by Fox Rothschild LLP, counsel to ReShape, 33 South Sixth Street, Suite 3600, Minneapolis, MN 55402. The material U.S. federal income tax consequences of the Merger have been passed upon for Vyome by Sichenzia Ross Ference Carmel LLP.

EXPERTS

The consolidated financial statements of ReShape Lifesciences Inc. as of December 31, 2023 and 2022 and for each of the years in the two-year period ended December 31, 2023 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about ReShape Lifesciences Inc.’s ability to continue as a going concern), and included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Vyome Therapeutics, Inc. as of and for the years ended December 31, 2023 and 2022 and the related financial statement schedule included in this prospectus have been audited by Kreit & Chiu CPA LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to substantial doubt about Vyome Therapeutics, Inc.’s ability to continue as a going concern). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The office of Kreit & Chiu CPA LLP is located at 733 Third Avenue, Floor 16, #1014 New York, NY 10017, the United States.

RESHAPE ANNUAL MEETING STOCKHOLDER PROPOSALS

Stockholders who intend to have a proposal considered for inclusion in our proxy materials for presentation at next year’s annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must submit the proposal to our Secretary at our offices at 18 Technology Drive, Suite 110, Irvine, CA 92618 in writing not later than September 25, 2024, which is the date that is 120 days before the one-year anniversary of the date of the proxy statement for ReShape’s most recent annual meeting of stockholders. However, if the date of next year’s annual meeting is changed by more than 30 days from the date of this year’s annual meeting, then the deadline is a reasonable time before we begin to print and send our proxy materials. Any proposal must comply with Securities and Exchange Commission regulations regarding inclusion of stockholder proposals in Company-sponsored proxy materials.

Stockholders intending to present a proposal at next year’s annual meeting of stockholders, but not to include the proposal in our proxy statement, or to nominate a person for election as a director, must comply with the requirements set forth in the ReShape bylaws. The ReShape bylaws require, among other things, that our Secretary receive written notice from the stockholder of record of their intent to present such proposal or nomination not earlier than the close of business on the 105th day and not later than the close of business on the 75th day prior to the anniversary of the preceding year’s annual meeting. Therefore, the Company must receive notice of such a proposal or nomination for next year’s annual meeting of stockholders no earlier than the close of business on November 10, 2024 and no later than the close of business on December 10, 2024. The notice must contain the information required by the ReShape bylaws, a copy of which is available upon request to our Secretary. In the event that the date of next year’s annual meeting of stockholders is more than 30 days before or more than 60 days after the date of this year’s annual meeting of stockholders, then our Secretary must receive such written notice not earlier than the close of business on the 105th day prior to next year’s annual meeting and not later than the close of business on the 75th day prior to next year’s annual meeting or the 10th day following the day on which public disclosure of the date of such meeting is first made by the Company. SEC rules permit management to vote proxies in its discretion in certain cases if the stockholder does not comply with this deadline and, in certain other cases, notwithstanding the stockholder’s compliance with this deadline.

We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

ReShape files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. ReShape’s SEC filings are also available over the Internet at the SEC’s website at www.sec.gov and under the heading “SEC Filings” on ReShape’s website at www.ir.reshapelifesciences.com. By referring to ReShape’s website and the SEC’s website, ReShape does not incorporate any such website or its contents into this proxy/information statement-prospectus. ReShape Shares are listed on The Nasdaq Capital Market under the trading symbol of “RSLS”.

ReShape has engaged Innisfree M&A Incorporated (“Innisfree”) as its proxy solicitor for the ReShape Special Meeting. If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy/information statement-prospectus or the enclosed proxy card, you should, if you are a ReShape stockholder, contact Innisfree, which is ReShape’s proxy solicitor, at the following telephone number:

Banks and Brokers Call: (877) 750-8310

Stockholders Call Toll Free: (212) 750-5833

RESHAPE AND VYOME UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

On July 8, 2024, ReShape, Vyome, and Merger Sub, entered into the Merger Agreement (“Merger”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape.

At the Effective Time of the Merger, each Vyome Share issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain stockholders of Vyome located in India) will be converted into the right to receive a number of fully paid and non-assessable ReShape Shares according to an Exchange Ratio determined at least 10 calendar days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares, together with holders of Vyome securities convertible into Vyome Shares, owning 91.62% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time.

The Merger Agreement provides that, at the Effective Time, each outstanding stock optionor other equity award to purchase capital stock of Vyome will be converted into equity awards to purchase a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome equity award multiplied by the Exchange Ratio, with an exercise price, in the case of warrants and stock options, equal to the exercise price of such Vyome option divided by the Exchange Ratio. The exercise price and number of shares will be determined in a manner consistent with the requirements of Section 409A, and as applicable, Section 424(a) of the Internal Revenue Code, and the applicable regulations promulgated thereunder.

Simultaneously with the execution of the Merger Agreement, ReShape entered into the Asset Purchase Agreement with Biorad (“Asset Sale”). Pursuant to the Asset Purchase Agreement, and subject to the satisfaction or waiver of the conditions specified therein, ReShape will sell substantially all of its assets (excluding cash) to Biorad, and Biorad will assume substantially all of ReShape’s liabilities, for a purchase price of $5.16 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024. Biorad is party to a previously disclosed exclusive license agreement, dated September 19, 2023, with ReShape for ReShape’s Obalon® Gastric Balloon System. The proforma financials below included the anticipated impact the Asset Sale might have on our combined financial information.

Simultaneously with the execution of the Merger Agreement, ReShape, Vyome, and Vyome’s wholly-owned subsidiary Vyome Therapeutics Limited (“Vyome India”) entered into agreements with certain existing accredited investors, pursuant to which the investors have agreed to purchase of approximately $7.3 million in securities of ReShape, Vyome and Vyome India (the “Concurrent Financing”). As part of the Concurrent Financing, certain accredited investors have agreed to purchase up to $6.05 million in shares of common stock of the combined company immediately following completion of the Merger. The price per share for the common stock of the combined company will be calculated as a 30% discount to the agreed upon valuation of the combined company at the closing of the Merger. Simultaneously with the execution of the subscription agreements, Vyome entered into a securities purchase agreement with each investor pursuant to which Vyome issued to each investor a convertible promissory note in the principal amount equal to approximately 5% of such investor’s total agreed upon investment amount, which convertible notes will bear interest at 8% per annum and immediately prior to completion of the Merger will convert into a number of shares of common stock of the combined company equal to 100% of the outstanding principal and interest of the Note divided by the price per share of common stock to be purchased in the financing as set forth above. ReShape and the investors are executing and delivering the subscription agreements in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and contemporaneously with the sale of the shares of common stock will execute and deliver a registration rights agreement in substantially the form attached to the subscription agreement. The pro forma ownership percentages of the ReShape and Vyome stockholders of the Combined Company of 8.38% and 91.62%, respectively, subject to adjust as described in this joint proxy statement/prospectus, is prior to taking into account the Concurrent Financing. Therefore, the actual ownership percentages will be different following the completion of the Concurrent Financing and, because certain of the investors in the Concurrent Financing are existing Vyome stockholders, the actual ownership percentage of the ReShape stockholders will be decreased compared to that of the Vyome stockholders after the closing of the Concurrent Financing.

The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the estimated effects of the Merger. The ReShape and Vyome unaudited pro forma combined balance sheet data assume that the Asset Sale and the Merger closed on [_____], 2024, and combine the ReShape and Vyome historical balance sheets at June 30, 2024. The ReShape and Vyome unaudited pro forma condensed combined statements of operations data assume that the Asset Sale and the Merger closed as of the first day of each presented period and combine the historical results of operations of ReShape and Vyome for the six months ended June 30, 2024, and the year ended December 31, 2023. The unaudited pro forma condensed combined financial information was prepared pursuant to the rules and regulations of Article 11 of SEC Regulation S-X, as amended.

The Merger is accounted for as a reverse recapitalization under U.S. GAAP since ReShape will have nominal operations and assets at the time of the closing of the Merger. Vyome was determined to be the accounting acquirer based upon the terms of the Merger and other factors including (i) holders of such Shares, together with holders of Vyome securities convertible into Vyome Shares are expected to own 91.62% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time, (ii) Vyome will hold substantially all of the board seats of the combined company and (iii) Vyome’s management will hold all key positions in the management of the combined company.

The unaudited pro forma condensed combined financial statements are based on and should be read in conjunction with both Vyome and ReShape Management’s Discussion and Analysis of Financial Condition and Results of Operations and Vyome and ReShape’s financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any future consolidated financial position or future results of operations that the Combined Company will experience. The unaudited pro forma condensed combined financial statements combine the historical statements of ReShape and Vyome, the Concurrent Financing undertaken, and reflects the impact of the sale of substantially all of ReShapes assets and liabilities to BioRad, for the period on a pro forma basis along with the Merger and related transactions, summarized below. The pro forma adjustments included in the accompanying unaudited pro forma condensed combined financial statements are based on currently available data and assumptions that management of ReShape believes are reasonable.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in thousands, except per share data)

			Vyome		ReShape		Total
	December 31,	December 31,	Pro Forma		Pro Forma		Pro Forma	Pro
	2023	2023	Adjustments		Adjustments		Adjustments	Forma
	Vyome	ReShape	Note 5	Note	Note 5	Note	Note 5	Combined
ASSETS
Current assets:
Cash and cash equivalents	$17	$4,459	$5,944	D, G	$(3,709)	A	$2,235	6,711
Restricted cash	—	100	—		(100)	B	(100)	—
Accounts and other receivables (net of allowance for doubtful accounts)	67	1,659	—		(1,659)	B	(1,659)	67
Inventory	—	3,741	—		(3,741)	B	(3,741)	—
Prepaid expenses and other current assets	86	337	—		(337)	B	(337)	86
Total current assets	170	10,296	5,944		(9,546)		(3,602)	6,864
Property and equipment, net	86	60	—		(60)	B	(60)	86
Operating lease right-of-use assets	87	250	—		(250)	B	(250)	87
Deferred tax asset, net	—	28	—		(28)	B	(28)	—
Goodwill	—	—	—		—		—	—
Other intangible assets, net	314	—	—		—		—	314
Other assets	764	29	—		(29)	B	(29)	764
TOTAL ASSETS	$1,421	$10,663	$5,944		$(9,913)		$(3,969)	8,115
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE SHARES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ (DEFICIT) EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Accounts payable	$590	$1,689	$—		$(1,689)	B	$(1,689)	590
Accrued and other liabilities	1,766	1,814	—		(1,814)	B	(1,814)	1,766
Warranty liability, current	—	163	—		(163)	B	(163)	—
Put / call liability	—	—	2,001	D	—		2,001	2,001
Liabilities to be settled in equity	1,680	—	—		—		—	1,680
Due to affiliates	452	—	—		—		—	452
Convertible debt – current portion	1,963	—	(1,963)	E	—		(1,963)	—
Operating lease liabilities, current	25	111	—		(111)	B	(111)	25
Total current liabilities	6,476	3,777	38		(3,777)		(3,739)	6,514
Debt, noncurrent portion	968	—	(968)	E	—		(968)	—
Operating lease liabilities, noncurrent	62	151	—		(151)	B	(151)	62
Warranty liability, noncurrent	—	—	—		—		—	—
Deferred income taxes	—	—	—		—		—	—
Common stock warrant liability	—	72	—		(72)	B	(72)	—
Other long-term liabilities	—	—	—		—		—	—
TOTAL LIABILITIES	7,506	4,000	(930)		(4,000)		(4,930)	6,576
Commitments and contingencies
Preferred stock	46,985	—	(46,985)	F	—		(46,985)	—
Common stock	2	—	—		6	C	6	8
Additional paid-in capital	644	642,325	55,459	D, E	(642,928)	C	(587,469)	55,500
Accumulated other comprehensive loss	212	(88)	—		88	B	88	212
Accumulated deficit	(53,928)	(635,574)	(1,600)		636,921	C	635,321	(54,181)
Total shareholders’ (deficit) equity / stockholders’ (deficit) equity	(6,085)	6,663	6,874		(5,913)		961	1,539
Total liabilities, redeemable convertible preference shares and stock, and shareholders’ (deficit) equity and stockholders’ (deficit) equity	$1,421	$10,663	$5,944		$(9,913)		$(3,969)	$8,115

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in thousands, except per share data)

	Historical
	12 months ended				Vyome		ReShape
	December 31,	December 31,	Pro Forma		Pro Forma		Pro Forma
	2023	2023	Adjustments		Adjustments		Adjustments	Pro Forma
	Vyome	Reshape	Note 6		Note 6		Note 6	Combined
Revenue	$416	8,678	$—		$(8,678)	B	$(8,678)	$416
Cost of revenue	133	3,130	—		(3,130)	B	(3,130)	133
Gross profit	283	5,548	—		(5,548)		(5,548)	283
Operating expenses:
Selling, General and Administrative	756	17,872	—		(17,872)	B	(17,872)	756
Research and development	294	2,315	—		(2,315)	B	(2,315)	294
Impairment of long-lived assets	—	777	—		(777)	B	(777)	—
Gain on sale of assets and consumption of liabilities, net	—	—	—		—		—	—
(Gain) loss on disposal of assets, net	—	(33)	—		33	B	33	—
Total operating expenses	1,050	20,931	—		(20,931)		(20,931)	1,050
Operating loss	(767)	(15,383)	—		15,383		15,383	(767)
Other expense (income), net:
Interest expense, net	165	(26)	(165)	E	26	B	(139)	—
(Gain ) Loss on extinguishment of debt	2	—	—		—		—	2
Gain on changes in fair value of liability warrants	—	(3,878)	—		3,878	B	3,878	—
Gain on change in fair value of convertible debt	(214)	—	214	E	—		214	—
Gain on foreign currency exchange	—	(22)	—		22	B	22	—
Other, net	—	(122)	—		122	B	122	—
Loss before income tax provision	(720)	(11,335)	(49)		11,335		11,286	(769)
Income tax benefit (expense)	—	52	—		(52)	B	(52)	—
Net loss attributable to common shareholders	$(720)	$(11,387)	$(49)		$11,387		$11,338	$(769)
Net loss per share – basic and diluted:	$(0.38)	(110.87)						$(0.12)
Weighted-average shares used to compute net loss per share attributable to ordinary shareholders	1,893,120	102,707						6,227,496

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

(Amounts in thousands, except per share data)

			Vyome		ReShape		Total
	June 30,	June 30,	Pro Forma		Pro Forma		Pro Forma
	2024	2024	Adjustments		Adjustments		Adjustments	Pro Forma
	Vyome	ReShape	Note 5		Note 5		Note 5	Combined
ASSETS
Current assets:
Cash and cash equivalents	$149	$1,053	$5,944	D, G	$(303)	A	$5,641	6,843
Restricted cash	—	100	—		(100)	B	(100)	—
Accounts and other receivables (net of allowance for doubtful accounts)	3	1,382	—		(1,382)	B	(1,382)	3
Inventory	—	3,246	—		(3,246)	B	(3,246)	—
Prepaid expenses and other current assets	68	306	—		(306)	B	(306)	68
Total current assets	220	6,087	5,944		(5,337)		607	6,914
Property and equipment, net	78	48	—		(48)	B	(48)	78
Operating lease right-of-use assets	75	202	—		(202)	B	(202)	75
Deferred tax asset, net	—	27	—		(27)	B	(27)	—
Goodwill	—	—	—		—		—	—
Other intangible assets, net	314	—	—		—		—	314
Other assets	767	29	—		(29)	B	(29)	767
TOTAL ASSETS	$1,454	$6,393	$5,944		$(5,643)		$301	8,148
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE SHARES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ (DEFICIT) EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Accounts payable	$921	$1,030	$—		$(1,030)	B	$(1,030)	921
Accrued and other liabilities	991	1,895	—		(1,768)	B	(1,768)	1,118
Warranty liability, current	—	163	—		(163)	B	(163)	—
Put / call liability	—	—	2,001	D	—		2,001	2,001
Liabilities to be settled in equity	—	—	—		—		—	—
Due to affiliates	83	—	—		—		—	83
Convertible debt – current portion	2,021	—	(2,021)	E	—		(2,021)	—
Operating lease liabilities, current	27	113	—		(113)	B	(113)	27
Total current liabilities	4,043	3,201	(20)		(3,074)		(3,094)	4,150
Debt, noncurrent portion	1,360	—	(1,360)	E	—		(1,360)	—
Operating lease liabilities, noncurrent	48	103	—		(103)	B	(103)	48
Warranty liability, noncurrent	—	—	—		—		—	—
Deferred income taxes	—	—	—		—		—	—
Common stock warrant liability	—	54	—		(54)	B	(54)	—
Other long-term liabilities	—	—	—		—		—	—
TOTAL LIABILITIES	5,451	3,358	(1,380)		(3,231)		(4,611)	4,198
Commitments and contingencies
Preferred stock	46,985	—	(46,985)	E	—		(46,985)	—
Common stock	2	—	—		6	C	6	8
Additional paid-in capital	3,439	642,486	55,909	D, E	(643,072)	C	(587,163)	58,762
Accumulated other comprehensive loss	219	(89)	—		89	B	89	219
Accumulated deficit	(54,642)	(639,362)	(1,600)		640,565	C	638,965	(55,039)
Total shareholders’ (deficit) equity / stockholders’ (deficit) equity	(3,997)	3,035	7,324		(2,412)		4,912	3,950
Total liabilities, redeemable convertible preference shares and stock, and shareholders’ (deficit) equity and stockholders’ (deficit) equity	$1,454	$6,393	$5,944		$(5,643)		$301	$8,148

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in thousands, except per share data)

	Historical
	6 months ended		Vyome		ReShape		Total
	June 30,	June 30,	Pro Forma		Pro Forma		Pro Forma
	2024	2024	Adjustments		Adjustments		Adjustments	Pro Forma
	Vyome	Reshape	Note 5		Note 5		Note 5	Combined
Revenue	$111	3,909	$—		$(3,909)	B	$(3,909)	$111
Cost of revenue	—	1,610	—		(1,610)	B	(1,610)	—
Gross profit	111	2,299	—		(2,299)		(2,299)	111
Operating expenses:
Selling, General and Administrative	490	5,680	—		(5,680)	B	(5,680)	490
Research and development	205	883	—		(883)	B	(883)	205
Impairment of long-lived assets	—	—	—		—		—	—
Gain on sale of assets and consumption of liabilities, net	—	—	—		—		—	—
(Gain) loss on disposal of assets, net	—	—	—		—		—	—
Total operating expenses	695	6,563	—		(6,563)		(6,563)	695
Operating loss	(584)	(4,264)	—		4,264		4,264	(584)
Other expense (income), net:
Interest expense, net	107	(13)	(107)	E	13	B	(94)	—
(Gain ) Loss on extinguishment of debt	—	(429)	—		429	B	429	—
Gain on changes in fair value of liability warrants	—	(18)	—		18	B	18	—
Gain on change in fair value of convertible debt	18	—	(18)	E	—		(18)	—
Gain on foreign currency exchange	—	40	—		(40)	B	(40)	—
Other, net	(2)	(84)	—		84	B	84	(2)
Loss before income tax provision	(707)	(3,760)	125		3,760		3,885	(582)
Income tax benefit (expense)	—	28	—		(28)	B	(28)	—
Net loss attributable to common shareholders	$(707)	$(3,788)	$125		$3,788		$3,913	$(582)
Net loss per share – basic and diluted:	$(0.37)	(9.03)						$(0.09)
Weighted-average shares used to compute net loss per share attributable to ordinary shareholders	1,893,120	419,670						6,227,496

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

1.	Description of the Merger

On July 8, 2024, ReShape, Vyome, and Merger Sub, entered into the Merger Agreement. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape.

At the Effective Time of the Merger, each Vyome Share issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain stockholders of Vyome located in India) will be converted into the right to receive a number of fully paid and non-assessable ReShape Shares according to an Exchange Ratio determined at least 10 calendar days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares, together with holders of Vyome securities convertible into Vyome Shares, owning 91.62% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time.

The Merger Agreement provides that, at the Effective Time, each outstanding stock option or other equity award to purchase capital stock of Vyome will be converted into equity awards to purchase a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome equity award multiplied by the Exchange Ratio, with an exercise price, in the case of stock options, equal to the exercise price of such Vyome option divided by the Exchange Ratio. The exercise price and number of shares will be determined in a manner consistent with the requirements of Section 409A, and as applicable, Section 424(a) of the Internal Revenue Code, and the applicable regulations promulgated thereunder.

In connection with the transactions contemplated by the Merger Agreement ReShape entered into an agreement with a majority of the holders of its outstanding Series C Preferred Stock pursuant to which the holders of the Series C Preferred Stock agreed, subject to and contingent upon the completion of the Merger and the Asset Sale, to reduce the liquidation preference of the Series C Preferred Stock from $26.2 million to the greater of (i) $1 million, (ii) 20% of the purchase price paid for the Asset Sale and (iii) the excess of ReShape’s actual net cash at the effective time of the Merger over the minimum net cash required as a condition to the closing of the Merger as set forth in the Merger Agreement and described below (the “Series C Amendment”). Under the terms of the Series C Amendment, the Series C Preferred Stock would automatically terminate at the effective time of the Merger and would be paid the agreed upon reduced liquidation preference.

In the Merger, ReShape stockholders will continue to own and hold their existing ReShape Shares. Each ReShape restricted stock unit award that is outstanding and unvested immediately prior to the Effective Time, shall become fully vested as of immediately prior to, and contingent upon, the Effective Time. Each ReShape stock option that is outstanding, whether vested or unvested, immediately prior to the Effective Time shall be canceled and terminated without any payment.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma balance sheet and statements of operations reflect transaction accounting adjustments, as well as other adjustments deemed to be directly related to the Proposed Transactions, irrespective of whether or not such adjustments are deemed to be recurring.

Reverse Stock Split

On September 23, 2024, at the commencement of trading, ReShape effected a 1-for-58 reverse stock split. Accordingly, all share and per share amounts presented in the accompanying pro forma financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split.

For accounting purposes, Vyome is considered to be the acquiring company and the Merger will be accounted for as a reverse recapitalization of ReShape by Vyome because, at the time of the Merger, ReShape is expected to have nominal assets and operations as a result of the closing of the Asset Sale.

Under reverse recapitalization accounting, the financial statement of the combined entity will represent a continuation of the financial statements of Vyome. No goodwill or intangible assets will be recognized. The unaudited pro forma condensed combined financial information of Vyome reflects the operations of the acquirer for accounting purposes together with the shares held by the stockholders of the legal acquirer and the issuance of the shares to be held by the accounting acquirer.

The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that management believes are reasonable under the circumstances.

The unaudited pro forma information is not necessarily indicative of what the Combined Company’s financial position or results of operations would have been had the Merger been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Combined Company.

There were no material transactions between ReShape and Vyome during the periods presented in the unaudited pro forma condensed combined financial statements.

3.	Accounting Policies and Reclassification Adjustments

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in Vyome’s consolidated financial statements as of and for the year ended December 31, 2023, and as of and for the six months ended June 30, 2024. Based on Vyome management’s assessment to date, the accounting policies of ReShape are similar in all material respects to Vyome’s accounting policies.

The Combined Company may, as a result, identify additional differences between the accounting policies of the two companies which, when conformed, could have a material impact on the combined consolidated financial statements.

Certain reclassifications have been made ReShape’s financial statements to conform to classifications used by Vyome.

4.	Share Issuances

At the Effective Time, each Vyome Share (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain Indian stockholders of Vyome and its’ subsidiary in India) will be converted into the right to receive a number of ReShape Shares, according to a ratio determined at least 10 days prior to the ReShape Special Meeting that will result in the holders of such Vyome Shares owning 91.62% of the outstanding Combined Company Shares immediately after the effective time of the Merger, subject to adjustment based on ReShape’s net cash is greater than or less than $5 million. Based on the number of shares outstanding as of September 13, 2024, and assuming ReShape’s net cash is equal to $975,000, the Exchange Ratio would be equal to .54 ReShape Shares for each share of Vyome common stock outstanding or underlying the Vyome preferred stock, without giving effect to the proposed reverse stock split of ReShape Shares described in this proxy/information statement-prospectus. However, that estimated Exchange Ratio is not final and is subject adjustment based on the actual shares outstanding, and ReShape’s actual net cash, as of the Determination Date.

Because the exact number of ReShape Shares that will be issued in exchange for each Vyome Share will not be determined until a later date, the market value of the Merger Consideration that Vyome stockholders will receive will depend both on the number of ReShape Shares to be issued and the price per ReShape Share at the Effective Time. The exact number of ReShape Shares to be Vyome and the market price per ReShape Share will not be known at the time of the ReShape Special Meeting and may be less or more than the current market price or the market price at the time of the ReShape Special Meeting.

Based on the closing price per share of ReShape Shares on The Nasdaq Capital Market on September 13, 2024 of $.17, the date on which the assumed Exchange Ratio of .54 ReShape Shares for each Vyome Share was calculated for purposes of this proxy/information statement-prospectus, the estimated value of each Vyome Share in the Merger would be approximately $[[•] x Exchange Ratio]. The exact dollar value of the ReShape Shares that the Vyome stockholders and the ReShape stockholders will hold upon consummation of the Merger will not be known at the time of the ReShape Special Meeting and may be greater than, the same as or less than the current market price of ReShape Shares at the time of the ReShape Special Meeting. The market price of the ReShape Shares is subject to general price fluctuations in the market for publicly traded equity securities and has experienced volatility in the past and may vary significantly from the date of the ReShape Special Meeting. As a result of these fluctuations, the value of the Merger Consideration will also vary. For example, based on the range of closing prices of ReShape Shares during the period from July

8, 2024, the last trading day before public announcement of the Merger, through September [•], 2024, of $[•] to $[•], the assumed Exchange Ratio represented a value ranging from a low of $[[•] x Exchange Ratio] to a high of $[[•] x Exchange Ratio] for each ReShape Share.

The following table shows the shares outstanding pre- and post-Merger for purposes of this pro forma financial statement, as adjusted for the share exchange ratio.

		Entitlement Shares in
		Combined Company to
		honor put/call option
		agreement using
		Vyome-USA and Vyome-	Fully Diluted shares
	Shares Issued	India shares	outstanding
		(in thousands)	(in thousands)
Shares of Reshape, post reverse stock split	588,270	—	588,270
Shares to be issued to former Vyome debtholders, common and preferred shareholders, penny warrants (which will be exercised and convert to common shares prior to Merger date) for participation in Concurrent financing - a portion of which are subject to the put/call option agreement	3,687,895	715,677	4,403,572
Underlying entitlement of common Shares in the Combined company for former Indian resident shareholders for participation in Concurrent Financing by putting money in Vyome-India- subject to the put/call option agreement	—	696,854	696,854
	4,276,165	1,412,531	5,688,696

Shares to be issued in Concurrent Financing only for those amounts that come at merger closing in Combined company and the entitlement shares thru a put/call option agreement using the shares of Vyome’s subsidiary as a result of such an investment at merger closing in Vyome’s India subsidiary	463,296	75,579	538,875

Post-merger, proforma shares outstanding in Combined company and Vyome subsidiary in India	4,739,461	1,488,110	6,227,571

The following table shows the split fully diluted shares outstanding for purposes of this pro forma financial statement:

Shares
(in thousands)
Post-merger Vyome stock options outstanding	1,331,677
Post-merger, proforma shares outstanding	6,227,571
Fully diluted shares outstanding	7,559,248

As a result of the conversion of the Vyome Convertible Debt, preferred stock and Bridge Financing to common shares prior to the Merger, Vyome will have an estimated 3.6 million common shares outstanding and 0.7 million shares subject to the put/call option described below.

ReShape completed a 1-for-58 reverse stock split prior to the Merger such that approximately 588 thousand common shares will be outstanding. In connection with the Merger and pursuant to the Exchange ratio, ReShape will issue approximately 3.7 million shares to former Vyome shareholders. At the Merger date, there will be 0.71 million entitled shares of the Combined Company which are subject to put/call option agreement using Vyome shares owned by certain Indian resident shareholders. At the Merger date, there will be 0.7 million entitled shares of the Combined Company which are subject to put/call Option agreement using Vyome’ subsidiary shares owned by certain Indian resident shareholders. At the Merger date, there will be Vyome stock options outstanding for the purchase of approximately 1.3 million shares of common stock.

Post Merger, the combined company is expected to issue approximately 0.46 million shares of common stock from the Concurrent Financing, raising expected gross proceeds of approximately $6.1 million. Also, as part of Concurrent financing for the investments made by certain India resident shareholders in Vyome’s subsidiary in India, there will be 0.075 million entitled shares of the Combined Company which are subject to put/call option agreement using this investment-related shares in Vyome’s subsdiary in India.

The actual value of the Merger Consideration will be subject to change based on the final Exchange Ratio determined as of the Determination Date and the underlying market price of the ReShape Shares. As a result, changes in Reshape’s stock price will impact the market value of the ReShape Shares to be issued in the Merger. This is also indicated below through the sensitivity analysis performed using the hypothetical change in the closing price of ReShape Shares to assess the impact on the number of shares issued to holders of Vyome Shares and the number of ReShape Shares underlying the ReShape preferred stock and warrants to be issued in exchange for Vyome Series C Preferred Stock and warrants, respectively, as part of Merger Consideration on the Effective Date.

The equity portion of the purchase price is based on ReShape’s closing share price of $10.44 on August 18, 2024. The value of the purchase price consideration will change based on fluctuations in the market price of ReShape common shares. The equity portion of the purchase price will vary based on the market price of ReShape common shares upon consummation of the acquisition. Vyome believes that a 10% fluctuation in market price of ReShape common shares is reasonably possible based on historical volatility, and the potential effect on purchase price would be:

	ReShape’s share	Purchase price
	price	(equity portion)
As presented	$10.44	$8,105
10% increase	11.48	8,915
10% decrease	9.40	7,294

5.	Notes to Unaudited Pro Forma Condensed Combined Balance Sheet—Pro Forma Adjustments

ReShape Pro Forma Adjustments:

A: The proceeds from the sales of the ReShape operating business to BioRad will be used primarily pay costs related to Merger costs, employee costs and other matters. A portion of the remaining cash available after payment of such expenses will be paid to the ReShape Series C preferred shareholders and left in the combined company subject to various considerations, including whether ReShape undertakes a bridge loan. The below tables reflect adjustments to cash and cash equivalents as of December 31,2023 and June 30, 2024, based upon the assumption that no additional bridge loan is undertaken:

December 31, 2023:

Amount
(in thousands)
Change in control payout to Series C Preferred Stockholders (1)	$(1,000)
Contingent success fee (2)	(1,500)
Cash paid for third party expenses (3)	(840)
Consideration to ReShape Series C Preferred Stockholders (4)	(3,279)
Cash paid for PTO and severance (5)	(1,620)
Cash paid for D&O Tail (6)	(630)
Cash proceeds from Asset Sale to Biorad (7)	5,160
Total pro forma adjustment to cash and cash equivalents	$(3,709)

June 30, 2024:

Amount
(in thousands)
Change in control payout to Series C Preferred Stockholders (1)	$(1,000)
Contingent success fee (2)	(1,500)
Cash paid for third party expenses (3)	(713)
Consideration to ReShape Series C Preferred Stockholders (4)	—
Cash paid for PTO and severance (5)	(1,620)
Cash paid for D&O Tail (6)	(630)
Cash proceeds from Asset Sale to Biorad (7)	5,160
Total pro forma adjustment to cash and cash equivalents	$(303)
(1)	Reflects payment of $1.0 million to Preferred Series C shareholders related to change in control payout under the Series C purchase agreements.
(2)	Reflects contingent success fee to be paid to Maxim upon completion of transaction.
(3)	Reflects costs paid related to the Merger transaction. Amounts include fairness opinion, legal, and audit fees.
(4)

Reflects liquidation of the Series C Preferred Stock in the amount of the excess of the actual “net cash” of ReShape at the closing of the Merger over the minimum net cash required as a condition to the closing of the Merger.

(5)	Reflects severance, termination, or similar payments due to certain current and former employees.
(6)	Reflects costs for the “tail” D&O insurance policies paid in accordance with the Merger Agreement.
(7)

Reflects cash proceeds from the Asset Sale to Biorad ReShape will sell substantially all of its assets (excluding cash) to Biorad, and Biorad will assume substantially all of ReShape’s liabilities, for a purchase price of $5.16 million in cash.

*For the period ended June 30, 2024 – in order for $750,000 cash required to remain in the Company under the Merger Agreement ~$127,000 of third party expenses has been placed in accrued liabilities.

B: Reflects the elimination of ReShape’s assets and liabilities as of December 31, 2023, and June 30, 2024 (excluding the $750,000 cash required to remain in the Company under the Merger Agreement) to the standalone operating entity, as Vyome is not assuming any of ReShape’s assets or liabilities in the transaction. These adjustments reflect the impact of the sale of substantially all ReShapes assets and liabilities to BioRad, and the elimination of the operating accounts of ReShape as a result of the Asset Sale.

C: To record the (i) elimination of ReShape’s historical equity, (ii) issuance of ReShape common stock to Vyome upon closing of the Merger, and (iii) transaction costs associated with the Merger, and (iv) impact of reverse capitalization transaction after netting assets and liabilities.

Vyome Pro Forma Adjustments:

D: Through August 2024, Vyome continued its compulsory note payable bridge offering (“Bridge Financing”), which could be raised prior to the Merger. The term of these Bridge Financing notes is similar to the convertible notes issued by Vyome since 2020 and may be issued by either the Vyome US parent company or the Vyome subsidiary in India. The Vyome US parent company raised approximately $269,000 of these Bridge Financing notes which, along with accrued interest, will convert immediately prior to the Merger at a 25% discount to the 30% discount to the valuation determined through the Merger. The Bridge Financing notes issued by the Vyome subsidiary in India of approximately $86,000 have the same terms and are also subject to a “put/call option” – see discussion below. Immediately prior to the Merger, all but the notes subject to the put/call option from such Bridge Financing notes were converted into shares of common stock of Vyome.

In July 2024, Vyome commenced a debt and equity offering (“Concurrent Financing”) of up to $10 million to be issued by Vyome. It’s subdiary in India and the combined company immediately after completion of Merger. The investors in the Concurrent Financing were able to invest in a one-year 8% compulsory convertible note issued by either Vyomeor the Vyome subsidiary in India or shares of either the combined company or Vyome’s subsidiary entity in India. Certain investors also received a warrant to purchase shares of the combined company’s common stock at $0.001 per share. The Company has received commitments of approximately $6.1 million of the combined company common stock, and has received commitments of approximately $1.0 million of common stock of the Vyome subsidiary in India and are also subject to a “put/call option” – see discussion below - under such Concurrent Financing.

E: Vyome’s outstanding principal amount of their Convertible Notes including any unpaid accrued interest shall automatically convert in whole into Vyome’s common shares immediately prior to the Merger date at a conversion price equal to the assumed pre-Merger valuation per share multiplied by 0.75 and then multiplied by 70%. Since this conversion is deemed to have happened at the beginning of each period presented, the recorded interest expense and changes in the fair value of the convertible notes is eliminated from the presentation of the pro forma results of operations.

F: Each share of Vyome’s preferred stock is mandatorily convertible into shares of Vyome common stock at the conversion price as defined in the shareholders’ agreement immediately prior to the Merger date. However, certain India-based shareholders will not convert their preferred shares into common shares due to regulatory restrictions. Instead, they will receive shares subject to the put/call option – see below.

The shares issued by Vyome subsidiary in India and certain shares owned by Indian resident shareholders are subject to put and call option agreements whereby the Combined Company can call the shares at the quoted market value on such date called by the combined company, or the shareholders can put their shares to the combined company either for exchange, or, subject to certain conditions, at the quoted market value on such date put by the shareholders. These shares are classified as a current liability for purposes of this pro forma financial statement and have an estimated fair value of $2 million.

G: Vyome’s estimated transaction costs for the Merger related expenses is $1.6 million

6.	Notes to Unaudited Pro Forma Condensed Combined Statement of Operations — Pro Forma Adjustments

E: - Refer to Note E above for adjustments related to Vyome’s convertible debt

7.	Pro Forma Weighted Average Shares (Basic and Diluted)

Basic net loss per share of common stock is computed by dividing net loss by the weighted average number of vested shares of common stock outstanding during the period. Diluted net income per share of common stock is computed by dividing net income by the weighted average number of common and dilutive common-equivalent shares outstanding during each period. The exchanged Vyome stock options were excluded from the calculation of weighted average dilutive shares of common stock because their inclusion would have been anti-dilutive.

The below tables reflect the Pro Forma earnings per share computation as of December 31, 2023, and June 30, 2024:

Pro Forma For
the Year Ended
December 31, 2023
(in thousands, except per
share amounts)
Numerator for basic earnings per share calculation:
Pro Forma loss (for basic and diluted EPS)	$(769)
Denominator for basic and diluted earnings per share calculation:
Weighted-average ReShape’s outstanding shares	588,270
Issuance of common stock to Vyome as part of merger	5,639,301

Pro Forma weighted average shares (basic and diluted)	6,227,571
Pro Forma earnings per share (basic and diluted)	$(0.12)

Pro Forma For
the Six Months Ended
June 30, 2024
(in thousands, except per
share amounts)
Numerator for basic earnings per share calculation:
Pro Forma loss (for basic and diluted EPS)	$(582)
Denominator for basic and diluted earnings per share calculation:
Weighted-average ReShape’s outstanding shares	588,270
Issuance of common stock to Vyome as part of merger	5,639,301

Pro Forma weighted average shares (basic and diluted)	6,227,571
Pro Forma earnings per share (basic and diluted)	$(0.09)

INDEX TO RESHAPE LIFESCIENCES INC. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of ReShape Lifesciences Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReShape Lifesciences Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows. The Company currently does not generate revenue sufficient to offset operating costs and anticipates such shortfalls to continue. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

As described in Note 3 to the financial statements, the Company disclosed certain adverse conditions that raises substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date of issuance of the financial statements. The Company further disclosed certain plans identified by management, which involve the use of significant judgment, planned to mitigate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern.

We identified the Company’s assessment of its liquidity and management’s plans to continue as a going concern as a critical audit matter because of the significant assumptions management made in determining the reasonableness of management’s cash flow forecast for a period of one year from the date of issuance of the financial statements. Auditing management’s assumptions involved a high degree of auditor judgment and an increase in audit effort.

Our audit procedures related to the Company’s liquidity and management’s plans included the following, among others:

●	We obtained management’s going concern assessment and evaluated the reasonableness of the likelihood that management could implement its plans and how the implementation of those plans impacted the identified adverse conditions.
●	We evaluated the reasonableness of management’s cash flow forecast by performing the following procedures, among others:
●	We compared management’s projected cash flows to subsequent event activity.
●	We evaluated the reasonableness of forecasted revenues and gross profits assumptions by comparing to internal communications to the board of directors, to historical results and to recent trends.
●	We evaluated the reasonableness of the forecasted nature, amount and timing of operating expenditure reductions and trends over recent history.
●	We evaluated the adequacy of the disclosures included in the financial statements regarding management’s plan.

/s/ RSM US LLP

We served as the Company’s auditor from 2022 to 2024.

Irvine, California

April 1, 2024, except for the effect of the reverse stock split described in Note 1, as to which the date is October 1, 2024.

RESHAPE LIFESCIENCES INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$4,459	$3,855
Restricted cash	100	100
Accounts and other receivables (net of allowance for doubtful accounts of $804 and $410 respectively)	1,659	2,180
Inventory	3,741	3,611
Prepaid expenses and other current assets	337	165
Total current assets	10,296	9,911
Property and equipment, net	60	698
Operating lease right-of-use assets	250	171
Deferred tax asset, net	28	56
Other intangible assets, net	—	260
Other assets	29	46
Total assets	$10,663	$11,142
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,689	$1,926
Accrued and other liabilities	1,814	5,040
Warranty liability, current	163	344
Operating lease liabilities, current	111	171
Total current liabilities	3,777	7,481
Operating lease liabilities, noncurrent	151	—
Common stock warrant liability	72	—
Total liabilities	4,000	7,481
Commitments and contingencies (Note 14)
Stockholders’ equity:
Preferred stock, 10,000,000 shares authorized:
Series C convertible preferred stock, $0.001 par value; 95,388 shares issued and outstanding at December 31, 2023 and December 31, 2022	—	—
Common stock, $0.001 par value; 300,000,000 shares authorized at December 31, 2023 and December 31, 2022; 404,437 and 8,955 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	—	—
Additional paid-in capital	642,325	627,936
Accumulated deficit	(635,574)	(624,187)
Accumulated other comprehensive loss	(88)	(88)
Total stockholders’ equity	6,663	3,661
Total liabilities and stockholders’ equity	$10,663	$11,142

See accompanying notes to consolidated financial statements.

RESHAPE LIFESCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2023	2022
Revenue	$8,678	$11,240
Cost of revenue	3,130	4,438
Gross profit	5,548	6,802
Operating expenses:
Sales and marketing	7,548	14,093
General and administrative	10,324	17,250
Research and development	2,315	2,537
Impairment of long-lived assets	777	18,744
(Gain) loss on disposal of assets, net	(33)	529
Total operating expenses	20,931	53,153
Operating loss	(15,383)	(46,351)
Other expense (income), net:
Interest (income) expense, net	(26)	113
Gain on changes in fair value of liability warrants	(3,878)	—
(Gain) loss on foreign currency exchange, net	(22)	141
Other	(122)	(11)
Loss before income tax provision	(11,335)	(46,594)
Income tax expense (benefit)	52	(380)
Net loss	$(11,387)	$(46,214)
Net loss per share - basic and diluted:
Net loss per share - basic and diluted	(110.87)	(6,315.92)
Shares used to compute basic and diluted net loss per share	102,707	7,317

See accompanying notes to consolidated financial statements.

RESHAPE LIFESCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2023	2022
Net loss	$(11,387)	$(46,214)
Foreign currency translation adjustments	—	4
Other comprehensive income, net of tax	—	4
Comprehensive loss	$(11,387)	$(46,210)

See accompanying notes to consolidated financial statements.

RESHAPE LIFESCIENCES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Series C Convertible		Series D Mirroring				Additional		Accumulated Other	Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance December 31, 2021 (As Restated)	95,388	$—	—	$—	6,149	$—	$622,399	$(577,973)	$(92)	$44,334
Net loss	—	—	—	—	—	—	—	(46,214)	—	(46,214)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	4	4
Series D Mirroring preferred stock issued	—	—	2,500	—	—	—	—	—	—	—
Series D Mirroring preferred stock canceled	—	—	(2,500)	—	—	—	—	—	—	—
Stock-based compensation expense, net	—	—	—	—	—	—	2,087	—	—	2,087
Cancellation of common stock	—	—	—	—	(346)	—	—	—	—	—
Common stock purchased	—	—	—	—	826	—	639	—	—	639
Issuance of stock from RSUs	—	—	—	—	369	—	—	—	—	—
Issuance of stock for bonuses	—	—	—	—	497	—	318	—	—	318
Institutional exercise of warrants	—	—	—	—	1,460	—	2,493	—	—	2,493
Balance December 31, 2022	95,388	$—	—	$—	8,955	$—	$627,936	$(624,187)	$(88)	$3,661
Net loss	—	—	—	—	—	—	—	(11,387)	—	(11,387)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—	—
Issuance of common stock pursuant to reverse stock split	—	—	—	—	318	—	—	—	—	—
Stock-based compensation expense, net	—	—	—	—	—	—	766	—	—	766
Common stock purchased	—	—	—	—	55,973	—	10,140	—	—	10,140
Equity issuance costs	—	—	—	—	—	—	(653)			(653)
Issuance of stock from RSUs	—	—			44	—	—	—	—	—
Institutional exercise of warrants	—	—	—	—	339,147	—	4,136	—	—	4,136
Balance December 31, 2023	95,388	$—	—	$—	404,437	$—	$642,325	$(635,574)	$(88)	$6,663

See accompanying notes to consolidated financial statements.

RESHAPE LIFESCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(11,387)	$(46,214)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	121	330
Amortization of intangible assets	33	1,823
Impairment of long-lived assets	777	18,744
(Gain) loss on disposal of assets, net	(33)	529
Stock-based compensation	766	2,087
Bad debt expense	395	(43)
Provision for inventory excess and obsolescence	335	579
Deferred income tax	28	(423)
Gain on changes in fair value of liability warrants	(3,878)	—
Other noncash items	17	(23)
Change in operating assets and liabilities:
Accounts and other receivables	125	678
Inventory	(465)	(1,187)
Prepaid expenses and other current assets	(172)	1,141
Accounts payable and accrued liabilities	(3,457)	448
Warranty liability	(182)	(371)
Other	17	—
Net cash used in operating activities	(16,960)	(21,902)
Cash flows from investing activities:
Capital expenditures	(43)	(131)
Proceeds from sale of capital assets	33	39
Cash used in investing activities:	(10)	(92)
Cash flows from financing activities:
Proceeds from sale and issuance of securities, net	13,438	639
Proceeds from warrants exercised	4,136	2,491
Net cash provided by financing activities	17,574	3,130
Effect of currency exchange rate changes on cash and cash equivalents	—	4
Net change in cash, cash equivalents and restricted cash	604	(18,860)
Cash, cash equivalents and restricted cash at beginning of period	3,955	22,815
Cash, cash equivalents and restricted cash at end of period	$4,559	$3,955
Supplemental disclosure:
Cash paid for income taxes	$10	$5
Cash paid for interest	—	—
Noncash investing and financing activities:
Capital expenditures accruals	$—	$6

See accompanying notes to consolidated financial statements.

RESHAPE LIFESCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Description of the Business and Risks and Uncertainties

Description of Business

We were incorporated under the laws of Delaware on January 2, 2008. On June 15, 2021, we completed a merger with ReShape Lifesciences Inc. Pursuant to the Merger Agreement, a wholly owned subsidiary of Obalon merged with and into ReShape, with ReShape surviving the merger as a wholly owned subsidiary of Obalon. As a result of the merger, Obalon, the parent company, was renamed “ReShape Lifesciences Inc.” and ReShape was named ReShape Weightloss Inc. ReShape Lifesciences’ shares of common stock trade on the Nasdaq under the symbol RSLS.

ReShape Medical (formerly ReShape Lifesciences Inc.) was incorporated in the state of Minnesota in December 2002 and reincorporated in the state of Delaware in July 2004. In 2017, the Company changed its name from EnteroMedics Inc. to ReShape Lifesciences Inc.

The Company is headquartered in Irvine, California. The Company is a developer of minimally invasive medical devices that advance bariatric surgery to treat obesity and metabolic diseases. The Company’s current portfolio consists of the Lap-Band® Adjustable Gastric Banding System, the Obalon Balloon System, the first and only swallowable gas filled balloon system, and the Diabetes Bloc-Stim Neuromodulation, a technology under development as a new treatment for type 2 diabetes mellitus. The Company sells the Lap-Band worldwide and is managed in the following geographical regions: United States, Australia, Europe and the rest of world. Refer to Note 11 for additional information about operating segments.

Reverse Stock Split

On September 23, 2024, at the commencement of trading, the Company effected a 1-for-58 reverse stock split. Accordingly, all share and per share amounts for the periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split.

Risks and Uncertainties

The Company continues to devote significant resources to developing its product technology, commercialization activities and raising capital. These activities are subject to significant risks and uncertainties, including the ability to obtain additional financing, and there can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all. If adequate funds are not available, the Company may have to further reduce its cost structure until financing is obtained and/or delay development, or commercialization of products, or license to third parties the rights to commercialize products, or technologies that the Company would otherwise seek to commercialize. Refer to Note 3 for additional information about the Company’s liquidity, going concern and management’s plans.

The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. The Company’s competitors may assert that its products or the use of the Company’s products are covered by U.S. or foreign patents held by them. Refer to Note 14 for additional information about contingencies and litigation matters.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Reverse Stock Splits

On December 23, 2022, at the commencement of trading, the Company effected a 1-for-50 reverse stock split. Accordingly, all share and per share amounts for the periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments generally with maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. The Company’s cash equivalents are primarily in money market funds and certificates of deposit. The Company deposits its cash and cash equivalents in high-quality credit institutions.

Restricted Cash

Restricted cash represents $100 thousands at both December 31, 2023 and 2022, related to a collateral money market account maintained by the Company as collateral in connection with corporate credit cards with Silicon Valley Bank.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets to the same total reported in the consolidated statements of cash flows (in thousands):

	December 31,	December 31,
	2023	2022
Cash and cash equivalents	$4,459	$3,855
Restricted cash	100	100
Total cash, cash equivalents, and restricted cash in the consolidated statement of cash flows	$4,559	$3,955

Accounts Receivable

The majority of the Company’s accounts receivable arise from direct product sales and sales of products under consignment arrangements, and have payment terms that generally require payment within 30 to 90 days. The Company provides reserves against accounts receivable for estimated losses that may result from a customer’s inability to pay based on customer-specific analysis and general matters such as current assessments of past due balances, economic conditions and forecasts, and historical credit loss activity. Amounts determined to be uncollectible are charged or written-off against the reserve. Additionally, under the current expected credit loss model, we utilize historical loss rates based on number of days past due, adjusted to reflect current economic conditions and forecasts of future economic conditions.

Inventory

The Company accounts for inventory at the lower of cost or net realizable value, where net realizable value is based on market prices less costs to sell. The Company establishes inventory reserves for obsolescence based upon specific identification of expired or unusable units with a corresponding provision included in cost of revenue. The allowance for excess and slow-moving inventory was $1.0 million at both December 31, 2023 and 2022.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of five to seven years for furniture and equipment and three to five years for computer hardware and software. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease. Upon retirement or sale, the cost and related accumulated depreciation or amortization are removed from the Consolidated Balance Sheets and the resulting gain or loss is reflected in the Consolidated Statements of Operations. Repairs and maintenance are expensed as incurred.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination.

Indefinite-lived intangible assets relate to in-process research and development (“IPR&D”) acquired in business combinations. The estimated fair values of IPR&D projects acquired in a business combination which have not reached technological feasibility are capitalized and accounted for as indefinite-lived intangible assets until completion or abandonment of the projects. In accordance with guidance within FASB ASC 350 “Intangibles - Goodwill and Other,” goodwill and identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment.

Finite-lived intangible assets primarily consist of developed technology and trademarks/tradenames and were being amortized on a straight-line basis over their estimated useful lives. During 2023, the Company fully impaired the finite-lived intangible assets, see Note 6 and Note 7, for further details.

We evaluate long-lived assets, including finite-lived intangible assets, for impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or estimates of future discounted cash flows. The Company recorded an impairment to developed technology and IPR&D intangible assets for both the years ended December 31, 2023 and 2022, for further details see Note 6 and Note 7.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred income tax assets is recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company’s policy is to classify interest and penalties related to income taxes as income tax expense in the consolidated statements of operations.

Foreign Currency

When the local currency of the Company’s foreign subsidiaries is the functional currency, all assets and liabilities are translated into United States dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted-average exchange rate prevailing during the period. The effects of foreign currency translation adjustments for these subsidiaries are deferred and reported in stockholders’ equity as a component of Accumulated Other Comprehensive Loss. The effects of foreign currency transactions denominated in a currency other than an entity’s functional currency are included in Gain on foreign currency exchange in the Consolidated Statements of Operations. The Company does not hedge foreign currency translation risk in the net assets and income it reports from these sources.

Revenue Recognition

The Company recognizes revenue when it satisfies a performance obligation by transferring control of the promised goods or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products.

For the Company’s Lap-Band product, these criteria are met under the agreements with most customers upon product shipment. This includes sales to distributors, who sell the products to their customers, take title to the products and assume all risks of ownership at the time of shipment. Distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis. Accordingly, such amounts are excluded from revenues. Amounts billed to customers related to shipping and handling are included in revenues. Shipping and handling costs related to revenue producing activities are included in cost of sales.

Variable Consideration

The Company records revenue from customers in an amount that reflects the transaction price it expects to be entitled to after transferring control of the goods. Customers and distributors of the Lap-Band product generally have the right to return or exchange products purchased for up to thirty days from the date of product shipment contingent upon a 10% restocking fee. Any such return or exchange of Lap-Band products will be recorded as a reduction of revenue in the period incurred.

Certain Lap-Band customers may receive volume rebates or discounts. Discounts are treated as a reduction in sales price and therefore corresponding revenue at the point of sale. Any volume rebates offered would be estimated and reserved as a reduction in revenue.

Warranty

The Company generally provides warranties against defects in materials and workmanship, and provides replacements at no charge to the customer, as long as the customer has notified the Company within 30 days of delivery and returns such products in accordance with the Company’s instructions. As they are considered assurance-type warranties, the Company does not account for them as separate performance obligations. Warranty reserve requirements are based on a specific assessment of the products sold with warranties where a customer asserts a claim for warranty or a product defect.

For the vBloc product line, the Company has a 5-year warranty on all implantable parts. vBloc sales began in 2015 and ended in 2018, so this warranty period went through 2023.

Cost of Goods Sold

The Company expenses to cost of goods sold, direct and indirect inventory costs as sold. Additionally, the Company expenses to costs of goods sold, various indirect costs such as warehousing finished goods, shipping costs of sales to customers, non-production salaries and consulting costs relating to inventory, and portions of salaries that are not allocatable to operating expenses.

Advertising Cost

Advertising costs are expensed as incurred and totaled $2.2 million and $6.8 million for the years ended December 31, 2023 and 2022, respectively.

Stock-Based Compensation

The Company applies ASC 718 Compensation — Stock Compensation and accordingly records compensation expense for stock options over the vesting or service period using the fair value on the date of grant, as calculated by the Company using the Black-Scholes model. The Company’s stock-based compensation plans are more fully described in Note 12.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, including the pre-funded warrants, see Note 10, that were reclassified from warrant liability to equity as a result of the reverse stock split. Diluted net loss per share is based on the weighted-average common shares outstanding during the period plus dilutive potential common shares calculated using the treasury stock method. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share. For purposes of basic and diluted per share computations, loss from continuing operations and net loss are reduced by the down round adjustments for convertible preferred stock and warrants.

The following table sets forth the potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

	December 31,
	2023	2022
Stock options	216	370
Unvested restricted stock units	25	79
Convertible preferred stock	10	10
Warrants	268,937	3,336

Concentration of Credit Risk, Interest Rate Risk and Foreign Currency Exchange Rate

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and trade accounts receivable. Cash and cash equivalents are primarily deposited in demand and money market accounts. At times, such deposits may be in excess of insured limits. Investments in money market funds are not considered to be bank deposits and are not insured or guaranteed by the federal deposit insurance company or other government agency. These money market funds seek to preserve the value of the investment at $1.00 per share; however, it is possible to lose money investing in these funds. The Company has not experienced any losses on its deposits of cash and cash equivalents. To minimize the risk associated with trade accounts receivable, management maintains relationships with the Company’s customers that allow management to monitor current changes in business operations so the Company can respond as needed.

Substantially all of the Company’s revenue is denominated in U.S. dollars. Only a small portion of revenue and expenses are denominated in foreign currencies, principally the Australian dollar and Euro for 2023 and 2022. The Company has not entered into any hedging contracts. Future fluctuations in the value of the U.S. dollar may affect the price competitiveness of the Company’s products outside the U.S.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including consideration of non-performance risk.

Assets and liabilities are categorized into a three-level fair value hierarchy based on valuation inputs used to determine fair value.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs are observable, either directly or indirectly.

Level 3 inputs are unobservable due to little or no corroborating market data.

The carrying amounts of the Company’s financial instruments, including cash equivalents, accounts receivable, accounts payable and certain accrued and other liabilities approximate fair value due to their short-term maturities. Refer to Note 7 regarding the impairment of developed technology and IPR&D and Note 10 regarding fair value measurements and inputs of warrants.

Recent Accounting Pronouncements

New accounting standards adopted by the Company in 2023 are discussed below or in the related notes, where appropriate.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to provide financial statement users with more useful information about expected credit losses on financial assets held by a reporting entity at each reporting date. In May 2019, the FASB issued ASU No. 2019-05, which amended the new standard by providing targeted transition relief. The new guidance replaces the existing incurred loss impairment methodology with a methodology that requires consideration of a broader range of reasonable and supportable forward-looking information to estimate all expected credit losses. In November 2019, the FASB issued 2019-11, which amended the new standard by providing additional clarification. This guidance is effective for the fiscal years and interim periods within those years beginning after December 15, 2022. This guidance became effective on January 1, 2023 and did not have a material impact to the consolidated financial statements.

New accounting standards not yet adopted are discussed below.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires entities to provide additional information in the rate reconciliation and additional disaggregated disclosures about income taxes paid. This guidance requires public entities to disclose in their rate reconciliation table additional categories of information about federal, state, and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024. The Company does not expect the adoption of this guidance to impact its financial statements, but the guidance will impact its income tax disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments require disclosure of significant segment expenses and other segment items and requires entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The amendment also requires disclosure of the title and position of the chief operating decision maker (“CODM”) and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required, and early adoption is permitted. The Company is currently evaluating the impact the guidance will have on its consolidated financial statements.

(3)	Liquidity and Management’s Plans

The Company currently does not generate revenue sufficient to offset operating costs and anticipates such shortfalls to continue, primarily due to the introduction of GLP-1 pharmaceuticals, which has taken a significant market share of the medical treatments for obesity. As of December 31, 2023, the Company had net working capital of approximately $6.5 million, primarily due to cash and cash equivalents and restricted cash of $4.6 million. The Company’s principal source of liquidity as of December 31, 2023, consisted of approximately $4.5 million of cash and cash equivalents, and $1.7 million of accounts receivable. The Company completed multiple public offerings during 2023, which the Company raised over $17.6 million in cash and cash equivalents after deducting underwriting expenses, commissions and offering expenses. Based on our available cash resources, we may not have sufficient cash on hand to fund our current operations for more than 12 months from the date of filing the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023. This condition raises substantial doubt about our ability to continue as a going concern.

The Company’s anticipated operations include plans to (i) grow sales and operations of the Company with the Lap-Band product line both domestically and internationally as well as to obtain cost savings synergies, (ii) introduce to the market Lap-Band 2.0 FLEX, (iii) continue development of the Diabetes Bloc-Stim Neuromodulation (“DBSN”) device, (vi) identifying strategic merger and acquisition alternatives, (v) seek opportunities to find strategic partners to leverage our intellectual property portfolio and custom development services to provide third-party sales and licensing opportunities, and (vi) explore and capitalize on synergistic opportunities to expand our portfolio and offer future minimally invasive treatments and therapies in the obesity continuum of care. The Company believes that it has the flexibility to manage the growth of its expenditures and operations depending on the amount of available cash flows, which could include reducing expenditures for marketing, and product development activities. If managements’ plans don’t develop, and the Company doesn’t get additional cash raises, at the current burn rate, management expects to run out of cash during the fourth quarter of 2024.

The Company has incurred significant net losses and negative cash flows from operations since inception, and as a result has an accumulated deficit of approximately $635.6 million. The Company also expects to incur a net loss and negative cash flows from operations for 2024.

The Company will be required to raise additional capital, however, there can be no assurance as to whether additional financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, it would have a negative impact on the Company’s financial condition and could force the Company to delay, limit, reduce, or terminate product development or future commercialization efforts or grant rights to develop and market product candidates or testing products that the Company would otherwise plan to develop.

Therefore, the plans cannot be deemed probable of being implemented. As a result, the Company’s plans do not alleviate substantial doubt about our ability to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

COVID-19 and Supply Chain Disruptions Risk and Uncertainties

The impact of the COVID-19 outbreak has subsided substantially in the U.S. but continues to result in reduced activity levels outside of the U.S., such as continued restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes or places of business.

In response to the global supply chain instability and inflationary cost increases, we continue to take action to minimize, as much as possible, any potential adverse impacts by working closely with our suppliers to closely monitor the availability of raw materials, lead times, and freight carrier availability.

We continuously monitor domestic and global economic conditions, potential outbreaks in viruses that may impact the medical field, and introduction of alternative procedures, pharmaceuticals and weight loss trends that may impact our business. With this information, we develop new models and approaches to achieve the best outcomes.

(4)	Supplemental Balance Sheet Information

Inventory

	December 31,	December 31,
	2023	2022
Raw materials	$1,020	$832
Sub-assemblies	1,379	864
Finished goods	1,342	1,915
Total inventory	$3,741	$3,611

Prepaid expenses and other current assets:

	December 31,	December 31,
	2023	2022
Prepaid insurance	$110	$78
Patents	13	—
Prepaid advertising and marketing	41	3
Taxes	47	—
Other current assets	126	84
Total prepaid expenses and other current assets	$337	$165

Accrued and other liabilities:

	December 31,	December 31,
	2023	2022
Payroll and benefits	$701	$1,829
Accrued legal settlements	200	1,775
Customer deposits	639	510
Taxes	61	119
Accrued professional	155	316
Other liabilities	58	491
Total accrued and other liabilities	$1,814	$5,040

(5)	Property and Equipment

Property and equipment consist of the following:

	December 31,
	2023	2022
Machinery and equipment	$61	$582
Furniture and equipment	5	27
Computer hardware and software	78	136
Tooling and molds	6	199
Leasehold improvements	—	19
Construction in progress	—	66
	150	1,029
Less accumulated depreciation and amortization	(90)	(331)
Property and equipment, net	$60	$698

Depreciation expense for the years ended December 31, 2023 and 2022, was approximately $121 thousand and $330 thousand, respectively.

During the year ended December 31, 2023 the Company determined the carrying value of the property plant and equipment had been impaired due to the current financial condition of the Company and recognized a non-cash impairment charge of $0.5 million. The fair value was determined by estimating the amount the Company could receive if they were to sell the assets.

(6)	Intangible Assets

During the year ended December 31, 2023 the Company determined the carrying value of the developed technology and trademarks/tradenames had been impaired due to the financial condition of the Company and recognized a non-cash impairment charge of $0.2 million, which fully impaired the intangible assets.

The consolidated intangible assets at December 31, 2022 consist of the following:

	December 31, 2022
	Weighted Average Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Finite-lived intangible assets:
Developed technology	10.0	$5,989	$(5,805)	$184
Trademarks/Tradenames	10.0	462	(386)	76
Total		$6,451	$(6,191)	$260

The gross amount and accumulated impairment loss of indefinite-lived intangible assets are as follows (in thousands):

	December 31,
	2023	2022
Indefinite-lived intangible assets
Gross amount	$—	$20,721
Accumulated impairment loss	—	(20,721)
Total Indefinite-lived intangible assets	$—	$—

Amortization expense for the years ended December 31, 2023 and 2022, was approximately $33 thousand and $1.8 million, respectively.

The Company had impaired all of its remaining intangible assets during 2023, therefore there is no future projection of amortization expense at December 31, 2023.

(7)	Impairment of Intangible Assets and Goodwill

During the year ended December 31, 2023, the Company determined a triggering event occurred due to the decline in the Company’s market capitalization, and as such, the Company performed an impairment analysis of the long-lived assets. It was determined that the carrying value of the developed technology and trademarks/tradenames had been fully impaired and recognized a non-cash impairment charge of $0.2 million on the consolidated statement of operations for the year ended December 31, 2023 and a consolidated balance sheet value as of December 31, 2023, of zero.

As of December 31, 2022, the Company determined a triggering event occurred due to the decline in the Company’s market capitalization, and as such, the Company performed an impairment analysis of the long-lived assets. It was determined the developed technology related to the Obalon Balloon was fully impaired, as the Company has not been able to start up production or find a partner to manufacture the Obalon Balloon system. Based on this the Company has no current projections for revenues related to the Obalon Balloon and has fully impaired the asset of approximately $2.4 million. Additionally, due to the continuance of COVID-19, the Company has revised the near-term projected revenues related to the Lap-Band asset group and has recognized an impairment charge to both the developed technology and tradenames of approximately $8.4 million and $0.5 million, respectively. The fair value of the Lap-Band developed technology was estimated using an income approach using Level 3 assumptions which included discounting projected future net cash flows to their present value, with a discount rate of 17.9%.

The Company also determined a triggering event occurred, as the Company elected to stop the clinical trials for the ReShape Vest and was closing out the previous trial that occurred, as significant additional clinical work and cost would be required to achieve regulatory approval. Additionally, the Company currently does not plan to pursue the development of the ReShape Vest. As such, the Company determined the carrying value of the IPR&D asset and related trademarks were impaired and recognized non-cash impairment charge of approximately $6.9 million and $0.5 million, respectively, on the consolidated balance sheet as of December 31, 2022, which reduced the value of these assets to zero.

(8)	Leases

The Company had a noncancelable operating lease for office and warehouse space in San Clemente, which expired June 30, 2023. The Company also had an operating lease and warehouse space in Carlsbad, California, which expired June 30, 2022. On March 13, 2023, the Company entered into a lease for approximately 5,038 square feet of office and warehouse space at 18 Technology Drive, Suite 110, Irvine, California 92618 and relocated our principal executive offices from our former San Clemente, California location to the Irvine, California location. The Irvine, California lease has a term of 36 months commencing on May 1, 2023.

The Company does not have any short-term leases or financing lease arrangements and the effects of any lease modifications have not been material. Lease and non-lease components are accounted for separately.

The Company determines the lease term as the noncancelable period of the lease, and may include options to extend or terminated the lease when reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recognized on the balance sheet. The Company uses its incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments. Right-of-use assets also include any lease payments made at or before lease commencement and any initial direct costs incurred, and exclude any lease incentives received.

Operating lease costs for the years ended December 31, 2023 and 2022, were $0.3 million and $0.7 million, respectively. Variable lease costs were not material.

Supplemental information related to operating leases is as follows:

	December 31,	December 31,
Balance Sheet information	2023	2022
Operating lease ROU assets	$250	$171

Operating lease liabilities, current portion	$111	$171
Operating lease liabilities, long-term portion	151	—
Total operating lease liabilities	$262	$171

Cash flow information for the twelve months ended December 31,	2023	2022
Cash paid for amounts included in the measurement of operating leases liabilities	$228	$560

Maturities of operating lease liabilities at December 31, 2023 were as follows:

2024	111
2025	115
2026	59
Total lease payments	285
Less: imputed interest	23
Total lease liabilities	$262

Weighted-average remaining lease term at end of period (in years)	2.4
Weighted-average discount rate at end of period	6.9%

(9)	Equity

The Company may issue preferred stock, common stock, or both, in connection with underwritten public offerings, registered direct offerings, private placements or business acquisitions. Such issuances of equity typically include the issuance or sale of warrants to purchase common stock. Certain issuances of convertible preferred stock and warrants may contain anti-dilutive features apart from customary adjustments for splits and reverse splits of common stock (collectively, “down round features”). When a series of convertible preferred stock contains this non-standard down round feature, the Company is required to adjust the conversion price in the event of future stock sales at a lower unit price. When warrants issued in connection with an equity transaction contain, or are amended to contain, this non-standard down round feature, the Company is required to adjust the exercise price upon the issuance of any shares of common stock or securities convertible into shares of common stock below the then-existing exercise price and evaluate and account for the value attributable to the reduced warrant exercise price. In the event down round adjustments are triggered, the values attributable to the adjustment to the convertible preferred stock conversion price and warrant exercise price are recorded as an increase to additional paid-in capital and increase to accumulated deficit.

All series of the Company’s convertible preferred stock are classified in stockholders’ equity, including those with the down round feature, when applicable to the equity transaction.

Warrants to purchase common stock are classified in stockholders’ equity, including those issued with the down round feature, as they are both indexed to the Company’s own stock and meet the scope exception in ASC 815 “Derivatives and Hedging.”

The Company had the following equity transactions during the years ended December 31, 2023 and 2022:

November 2023 Exercise of Warrants for Common Stock

On November 21, 2023, the Company entered into a warrant exercise agreement with an existing accredited investor to exercise certain outstanding warrants to purchase up to an aggregate of 92,802 shares of the Company’s common stock (the “Existing Warrants”). In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders received new unregistered warrants to purchase up to an aggregate of 185,604 shares (equal to 200% of the shares of common stock issued in connection with the Exercise) of the Company’s common stock (the “New Warrants”) in a private placement. In connection with the Exercise, the Company also agreed to reduce the exercise price of the Existing Warrants from $14.52 to $13.34 and to reduce the exercise price of the remaining unexercised warrants from either $19.14 or $14.52 to $13.34 per share, which is equal to the most recent closing price of the Company’s common stock on The Nasdaq Capital Market prior to the execution of the warrant exercise agreement.

The New Warrants will become exercisable six months after issuance at an exercise price of $13.34 per share and have a term of exercise equal to five and one-half years. The Existing Warrants and the New Warrants each include a beneficial ownership limitation that prevents the investor from owning more than 9.99%, with respect to the Existing Warrants, and 4.99%, with respect to the New Warrants, of the Company’s outstanding common stock at any time.

The gross proceeds to the Company from the Exercise was approximately $1.2 million, prior to deducting warrant inducement agent fees and estimated offering expenses. The Company intends to use the remainder of the net proceeds for commercial growth, working capital and general corporate purposes.

Maxim Group LLC (“Maxim”) acted as the exclusive warrant inducement agent and financial advisor to the Company for the Exercise. The Company agreed to pay Maxim an aggregate cash fee equal to 6.5% of the gross proceeds received by the Company from the Exercise.

October 2023 Securities Offering

On October 3, 2023, the Company completed a Securities Purchase Agreement with certain investors pursuant to which the Company agreed to issue and sell to the investors (i) 30,518 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), (ii) warrants to purchase up to 235,345 shares of Common Stock at an initial exercise price of $19.14 per share (the “Common Warrants”) and (iii) pre-funded warrants to purchase 126,380 shares of Common Stock at an exercise price of $0.001 per share. The securities were sold as part of units at a price of $19.14 per unit or, with respect to the units including pre-funded warrants, $19.08 per unit. In connection with the offering, the Company also agreed that certain existing warrants to purchase up to an aggregate of 16,644 shares of Common Stock at an exercise price of $178.06 per share and warrants to purchase up to an aggregate of 6,595 shares of Common Stock at an exercise price of $464.00 per share that were previously issued to one of the investors, were amended effective upon the closing of the Offering so that the amended warrants have an exercise price of $19.14 per share. The net proceeds from the offering were approximately $2.8 million, after deducting the placement agent fees and before deducting offering expenses.

April 2023 Securities Offering

On April 20, 2023, the Company entered into a Securities Purchase Agreement with a certain institutional investor, pursuant to which the Company agreed to issue and sell to the Investor in a registered direct offering (i) 5,025 shares of the Company’s common stock, par value $0.001 per share, and (ii) pre-funded warrants to purchase an aggregate of 8,782 shares of Common Stock. Each share of common stock was sold at a price of $178.06 per share and each Pre-funded Warrant was sold at an offering price of $178.00 per share underlying such Pre-funded Warrants, for aggregate gross proceeds of approximately $2.5 million before deducting the placement agent’s fees and the offering expenses. The Company has been using the net proceeds of this offering to continue implementation of its growth strategies, for working capital and general corporate purposes. In addition, under the Purchase Agreement, the Company also agreed to issue and sell to the Investor in a concurrent private placement warrants to purchase an aggregate of 13,806 shares of common stock.

In connection with the Offering, the Company also agreed that certain existing warrants to purchase up to an aggregate of 2,839 shares of Common Stock that were issued to the Investor, at an exercise price of $870.00 per share, were amended effective upon the closing of the Offering so that the amended warrants have an exercise price of $178.06. The Company’s exclusive placement agent in connection with the Offering, Maxim Group LLC, received a cash fee equal to 7.0% of the gross proceeds received by the Company from the sale of the securities in Offering, as well as reimbursement for certain expenses, and warrants to purchase up to 691 shares of

Common Stock, which is equal to 5.0% of the aggregate amount of shares of Common Stock issued in the Offering, at an exercise price of $196.04 per share.

February Public Offering of Common Stock and Warrants

On February 8, 2023, the Company closed a public offering of 21,983 units, with each consisting of one share of its common stock, or one pre-funded warrant to purchase one share of its common stock, and one warrant to purchase one and one-half shares of its common stock. Each unit was sold at public offering price of $464.00. The warrants in the units are immediately exercisable at a price of $464.00 per share and expire five years from the date of issuance. Alternatively, each warrant can be exercised pursuant to the “alternative cashless exercise” provision, to which the holders would receive an aggregate number of shares of common stock equal the product of (x) the aggregate number of shares of common stock that would be issuable upon a cash exercise and (y) 0.50. For purposes of clarity, one common warrant to purchase one and one-half shares would be exercisable for 0.75 shares under this alternative cashless exercise provision. The shares of common stock (or pre-funded warrants in lieu thereof) and accompanying warrants were only purchasable together in this offering but were issued separately and immediately separable upon issuance. As of December 31, 2023, warrants to purchase 28,869 shares of common stock have been exercised under the alternative cashless exercise for a total of 14,402 shares of common stock.

Gross proceeds, before deducting underwriting discounts and commissions and estimated offering expenses, are approximately $10.2 million. The Company has been using the net proceeds of this offering to continue implementation of its growth strategies, for working capital and general corporate purposes.

The Company also granted the underwriters an option to purchase an additional 3,298 shares of common stock and/or additional warrants to purchase up to 4,947 shares of common stock, to cover over-allotments, of which Maxim Group LLC exercised its option to purchase additional warrants to purchase 4,947 shares of common stock.

November 2022 Sale of Common Stock

On November 8, 2022, the Company entered into a securities purchase agreement with an existing accredited investor, to issue and sell 826 shares of common stock, 2,500 shares of Series D Mirroring Preferred stock for $0.001 per share, which automatically terminated subsequent to the shareholder meeting on December 14, 2022, and prefunded warrants to purchase an aggregate of 170 shares of common stock. Each share of common stock was sold at a price of $754.00 per share, and each pre-funded warrant was sold at an offering price of $751.00 per share underlying such pre-funded warrants, for aggregate gross proceeds of $750,000 before deducting the placement agent’s fees and offering expenses. Under the purchase agreement, the Company also agreed to issue and sell to the investor in a concurrent private placement warrants to purchase an aggregate of 995 shares of common stock. The Company intends to use the remainder of the net proceeds for commercial growth, working capital and general corporate purposes.

In connection with the offering, the Company also entered into a warrant amendment agreement with the investor. Under the warrant amendment agreement, the Company agreed to amend certain existing warrants to purchase up to 1,845 shares of common stock that were previously issued to the investor, with an exercise price of $1,933.14 per share and expiration dates of June 2026 and December 2029, in consideration of their purchase of securities in the offering as follows: (i) lower the exercise price of the existing warrants to $870 per share, (ii) provide the existing warrants as amended, will not be exercisable until six months following the closing date of the offering, and (iii) extend the expiration date of the existing warrants with an expiration date of June 2026 by five and one-half years following the close of the offering.

June 2022 Exercises of Warrants for Common Stock

On June 16, 2022, the Company entered into a warrant exercise agreement with an existing accredited investor to exercise certain outstanding warrants to purchase up to an aggregate of 1,290 shares of common stock. In consideration for the immediate exercise of the existing warrants for cash, the exercising holders received new unregistered warrants to purchase up to an aggregate of 1,290 shares (equal to 100% of the shares of common shares exercised) of the Company’s common stock (the “New Warrants”) in a private placement pursuant to Section (4)(2) of the Securities Act. In connection with the exercise, the Company also agreed to reduce the exercise price of the existing warrants and 555 remaining unexercised warrants from $17,400.00 to $1,933.14 per share, which is equal to the most recent closing price of the Company’s common stock on the Nasdaq prior to the execution of the warrant exercise agreement. For further details see Note 10 below.

The gross proceeds to the Company from the exercise was approximately $2.5 million, prior to deducting warrant inducement agent fees and estimated offering expenses. The Company intends to use the remainder of the net proceeds for commercial growth, working capital and general corporate purposes.

Common Stock Issued Related to Stock Awards and Options

Restricted Stock Units

The Company issued restricted stock units (“RSUs”) to certain members of the management and Board of Directors. During the year ended December 31, 2023, the Company issued 44 shares of common stock subject to the vesting of the awards.

During the year ended December 31, 2022, the Company issued 866 shares of common stock subject to the vesting of the awards, of which 496 shares of common stock were related to bonus in-leu of cash. For further details see Note 12.

Exercise of Stock Options

There were no exercises of stock options during the years ended December 31, 2023 and 2022.

Series C Convertible Preferred Stock

The Series C convertible stock has a liquidation preference of $274.88 per share. Holders of the Series C convertible preferred stock have the right to convert their shares into shares of common stock instead of receiving the liquidation preference. The Series C convertible preferred stock is entitled to dividends on an as-if-converted-to-common stock basis if such dividends are paid on shares of common stock. In general, the holders of the Series C convertible preferred stock do not have voting rights, except in connection with director elections.

(10)	Warrants

The Company’s grants of warrants to purchase common stock are primarily in connection with equity and debt financings. See Note 9 for additional information about equity financings and the related issuance of warrants. Warrant activity was as follows:

	Shares
Balance December 31, 2021	2,398
Issued	2,504	(1)
Exercised	(1,459)	(2)
Cancelled	(107)
Balance December 31, 2022	3,336
Issued	619,185	(3)
Exercised	(353,581)	(4)
Cancelled	(3)
Balance December 31, 2023	268,937
(1)	Warrants issued in 2022 includes: 1,289 reload warrants, 995 common stock purchase warrants, 50 representative’s warrants, and 170 pre-funded warrants.
(2)	Warrants exercised in 2022 includes: 1,289 reload warrants at an exercise price of $1,933.14 per share, and 170 pre-funded warrants at an exercise price of $2.90 per share.
(3)	Warrants issued in 2023 includes: 472,672 common stock purchase warrants, of which 37,921 are classifies as liability warrants, 136,713 pre-funded warrants, and 9,800 representative’s warrants.
(4)	Warrants exercised in 2023 includes: 188,000 common stock purchase warrants at an exercise price range of $19.14 per share and $13.34 per share, 28,869 common stock purchase warrants (liability warrants) exercised with the alternative cash less option, 136,712 pre-funded warrants at an exercise price range of $0.06 and $0.01 per share.

Warrant Assumptions – 2023 Warrants Issued

The following table provides the assumptions used to calculate the fair value of the new warrants issued during 2023, using a Black-Scholes model:

	Warrants	Strike Price	Volatility	Expected Term	Risk Free Rate
Pre-funded warrants - February 2023	1,552	$0.01	96.5%	5.0	3.78%
Representative’s warrants - February 2023	1,265	$510.40	96.5%	5.0	3.79%
Common stock warrants - April 2023	13,806	$178.06	88.4%	5.5	3.56%
Pre-funded warrants - April 2023	8,782	$0.01	88.4%	5.5	3.56%
Representative’s warrants - April 2023	691	$196.04	96.3%	5.0	3.57%
Common stock warrants - October 2023	235,345	$19.14	89.1%	5.0	4.74%
Pre-funded warrants - October 2023	126,380	$0.06	89.1%	5.0	4.74%
Representative’s warrants - October 2023	7,845	$21.05	89.2%	5.0	4.74%

The following table provides the assumptions used to calculate the fair value of the new warrants issued during 2023, using a Monte Carlo model:

	Warrants	Strike Price	Volatility	Expected Term	Risk Free Rate
Common stock warrants - November 2023	185,604	$13.34	86.9%	5.5	4.40%

The following table provides the assumptions used in the bifurcated Black-Scholes option pricing model for the common stock purchase warrants classified as a liability:

	Cash Exercise	Cashless Exercise
Stock Price	$342.49	$342.49
Exercise Price	$928.00	$0.00
Term (years)	5.00	5.00
Volatility	96.50%	96.50%
Risk Free Rate	3.784%	3.784%
Dividend Yield	0%	0%

The following table presents the changes in the fair value of the liability warrants:

Common Stock
Purchase Warrants
Fair value as of February 8, 2023 (issuance date)	$10,363
Fair value of liability warrants in excess of proceeds, at issuance	(164)
Exercises of liability warrants	(6,249)
Gain on changes in fair value of liability warrants	(3,878)
Fair value as of December 31, 2023	$72

Warrant Assumptions – 2022 Warrants Issued

The following table provides the assumptions used to calculate the fair value of the Series G warrants issued during 2022, using a Black-Scholes model:

	Warrants	Strike Price	Volatility	Expected Term	Risk Free Rate
Reload warrants - June 2022	1,290	$1,933.14	64.8%	7.5	3.32%
Reload warrants - November 2022	995	$870.00	84.3%	5.5	4.21%
Representative’s warrants	50	$870.00	84.3%	5.0	4.23%
Pre-funded warrants	170	$2.90	84.3%	5.5	4.21%

(11)	Revenue Disaggregation and Operating Segments

The following table presents the Company’s revenue disaggregated by geography:

	Year Ended
	December 31,
	2023	2022
United States	$7,134	$9,230
Australia	526	688
Europe	956	1,252
Rest of world	62	70
Total revenue	$8,678	$11,240

Operating Segments

The Company conducts operations worldwide and is managed in the following geographical regions: United States, Australia, Europe and Rest of World (primarily in the Middle East). All regions sell the Lap-Band product line, which consisted of nearly all our revenue and gross profit for the years ended December 31, 2023 and 2022. During the second half of 2020 the Company launched ReShapeCare, which had minimal revenue for the years ended December 31, 2023 and 2022. During the fourth quarter of 2023, the Company placed the continued development of ReShapeCare on hold indefinitely. There was no revenue or gross profit recorded for the DBSN device in 2023 or 2022 because this product is still in the development stage. During June 2021, the Company merged with Obalon, which had no revenues for the years ended December 31, 2023 and 2022.

The Company has one operating segment based on the financial information provided to the Chief Operating Decision Maker (the Chief Executive Officer, or “CODM”). The Company’s CODM evaluates segment performance based on revenue and gross profit at the consolidated level. The CODM does review revenue based on domestic and international. As such, the Company believes reporting revenue based on territory is useful to the user of the financial statements.

(12)	Stock-based Compensation

The ReShape Lifesciences Inc. 2022 Equity Incentive Plan (the “Plan”) became effective December 14, 2022, and provides for the grant of stock options or other stock-based awards to employees, officers, non-employee directors and outside consultants of the Company. The maximum number of shares of common stock that will be available for issuance under this Plan was originally 105,000 shares; provided however, that the aggregate number of shares that may be issued under all awards under the Plan will automatically increase on an annual basis on the first day of each year beginning in 2024 such that the aggregate number of shares that may be issued under all awards under this Plan equals 15% of the total number of shares of Common Stock, on a converted basis, on the last day of the immediately preceding fiscal year. Under the 2003 Stock Incentive Plan, as amended in 2018 (the “Prior Plan”), as of January 1, 2023, there were 110,798 shares available.

The Plan is administered by the committee, which determines the types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. Options granted under the Plan expire no later than ten years from the date of grant. The exercise price of each option may not be less than 100% of the fair market value of the common stock at the date of grant, except if an incentive stock option is granted to a Plan participant possessing more than 10% of the Company’s common stock, as defined by the Plan, the exercise price may not be less than 110% of the fair value of the common stock at the date of grant. Employee stock options generally vest over four years.

Stock Options

A summary of the status of the Company’s stock options are as follows:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise Price	Contractual	Value
	Shares	Per Share	Life (years)	(in thousands)
Outstanding at December 31, 2021	306	$23,117.06		$—
Options granted	194	3,422.00
Options exercised	—	—
Options cancelled	(130)	8,071.28
Outstanding at December 31, 2022	370	18,075.70		$—
Options granted	—	—
Options exercised	—	—
Options cancelled	(107)	8,661.72
Outstanding at December 31, 2023	263	21,909.50	6.4	$—
Exercisable at December 31, 2023	213	25,839.58	6.0	—
Vested and expected to vest at December 31, 2023	274	21,909.50	6.4	—

As of December 31, 2023, stock options under the Plan that were outstanding, exercisable and vested, and expected to vest, had no intrinsic value. The unrecognized share-based expense at December 31, 2023 was $0.1 million and will be recognized over a weighted average period of 1.8 years.

Stock option awards outstanding under the Company’s incentive plans have been granted at exercise prices that are equal to the market value of its common stock on the date of grant. Such options generally vest over a period of four years and expire at ten years after the grant date. The Company recognizes compensation expense ratably over the vesting period. The Company uses a Black-Scholes option-pricing model to estimate the fair value of stock options granted, which requires the input of both subjective and objective assumptions as follows:

Expected Term – The estimate of expected term is based on the historical exercise behavior of grantees, as well as the contractual life of the options granted.

Expected Volatility – The expected volatility factor is based on the volatility of the Company’s common stock.

Risk-free Interest Rate – The risk-free interest rate is determined using the implied yield for a traded zero-coupon U.S. Treasury bond with a term equal to the expected term of the stock options.

Expected Dividend Yield – The expected dividend yield is based on the Company’s historical practice of paying dividends on its common stock.

The Company did not issue any stock options during the year ended December 31, 2023. The Company’s weighted average assumptions used to estimate fair value of stock options granted during the year ended December 31, 2022 were as follows:

Risk-free interest rate	2.67%
Expected term (in years)	6.25
Expected dividend yield	0%
Expected volatility	80.40%

Restricted Stock Units

A summary of the status of the Company’s unvested RSUs are as follows:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Unvested RSUs at December 31, 2021	591	$12,644.00
Granted	566	981.36
Vested (1)	(865)	(5,651.52)
Cancelled/Forfeited	(213)	(11,013.04)
Unvested RSUs at December 31, 2022	79	10,100.70
Granted	—	—
Vested (1)	(54)	(11,298.98)
Cancelled/Forfeited	—	—
Non-vested RSUs at December 31, 2023	25	7,505.04
(1)	At December 31, 2023 and 2022, there were 2 and 5 shares of common stock, respectively, related to RSU awards that have vested and the shares were not released to the participants subsequently. Additionally, during the year ended December 31, 2023 due to a decline in our stock price 8 shares of common stock were not issued in order to cover employee taxes.

The fair value of each RSU is the closing price on the Nasdaq of the Company’s common stock on the date of grant. Upon vesting, a portion of the RSU award may be withheld to satisfy the statutory income tax withholding obligation. The remaining RSUs will be settled in shares of the Company’s common stock after the vesting period. The unrecognized compensation cost related to RSUs at December 31, 2023 was $0.6 million and is expected to be recognized over a period of 1.2 years.

Compensation expense related to stock options was recognized as follows:

	Year Ended
	December 31,
	2023	2022
Sales and marketing	$107	$280
General and administrative	451	1,494
Research and development	209	313
Total stock-based compensation expense	$767	$2,087

(13)	Income Taxes

Income tax expense (benefit) consists of the following:

	Year ended December 31,
	2023	2022
Deferred:
Federal	$—	$(293)
State	—	(76)
Foreign	28	(54)
Deferred income tax benefit	28	(423)
Current:
Federal	—	30
State	7	9
Foreign	17	4
Total income tax expense (benefit), net	$52	$(380)

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year ended December 31,
	2023	2022
Income tax benefit at U.S. federal statutory rate	21.0%	21.0%
State income tax benefit, net of federal benefit	5.9%	3.8%
Stock warrant valuation	9.7%	—%
Other permanent differences	(2.2)%	(1.9)%
Change in state tax rate	4.3%	0.3%
Foreign rate differential	2.7%	(0.2)%
Net operating loss true up	(6.3)%	—%
Other adjustments	(0.8)%	2.8%
Change in valuation allowance	(34.8)%	(25.0)%
Effective income tax rate	(0.5)%	0.8%

A reconciliation of the beginning and ending amount of uncertain tax positions are as follows:

	2023	2022
Uncertain gross tax positions, January 1	$1,052	$1,052
Current year tax positions	—	—
Increase in prior year tax positions	—	—
Settlements	—	—
Lapse of statute of limitations	—	—
Uncertain gross tax positions, December 31	$1,052	$1,052

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred tax assets:
Start-up costs	$1,096	$1,137
Capitalized research and development costs	170	272
Reserves and accruals	751	1,157
Property and equipment	56	—
Intangible assets	4,420	4,597
Research and development credit	2,492	2,492
Lease liability	70	43
Net operating loss carryforwards	67,930	63,424
State and local taxes	2	2
Total gross deferred tax assets	76,987	73,124
Valuation allowance	(76,895)	(72,945)
Deferred tax assets, net of valuation allowance	92	179
Property and equipment	—	(80)
Intangible assets	—	—
Operating lease right-of-use assets	(64)	(43)
Total gross deferred tax liabilities	(64)	(123)
Deferred income taxes, net	$28	$56

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the level of historical losses and projections of losses in future periods, the Company provided a valuation allowance at both December 31, 2023 and 2022. The remaining net deferred tax asset at December 31, 2023 is the remaining balance of the Netherlands net operating loss. A valuation allowance is not applicable to this entity, as they historically produce income and utilize their net operating loss carryforward. In 2022, the indefinite-lived intangible asset became fully impaired. The Company has a policy that NOL’s are shown gross with valuation allowances with respect to IRC 382 limitations.

As of December 31, 2023 and 2022, the Company had U.S. federal net operating loss carryforwards of $218.9 million and $207.9 million, respectively. Of the total U.S. federal net operating loss carryforwards at December 31, 2023. Losses generated beginning in 2018 will carryover indefinitely. The Company had state net operating loss carryforwards of $348.7 million and $329.1 million at December 31, 2023 and 2022, respectively and had foreign net operating loss carryforwards of $0.2 million at both December 31, 2023 and 2022. Net operating loss carryforwards of the Company are subject to review and possible adjustment by the taxing authorities. With certain exceptions (e.g. the net operating loss carryforwards), the Company is no longer subject to U.S. federal, state or local examinations by tax authorities for years prior to 2016. There are no tax examinations currently in progress.

The Company’s ability to utilize its net operating loss carryforwards, tax credits, and built-in items of deduction, including capitalized start-up costs and research and development costs, has been, and may continue to be substantially limited due to ownership changes. These ownership changes limit the amount of net operating loss carryforwards, credits and built-in items of deduction that can be utilized annually to offset future taxable income. In general, an ownership change, as defined in IRC Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Due to the valuation allowance against deferred tax assets at December 31, 2023, the net effect of any further limitation will have no impact on results of operations.

The Company is in the process of completing an IRC Section 382 analysis for the year ended December 31, 2023. The Company believes it experienced an ownership change during 2023 that will result in further limitations on the utilization of its net operating losses. The 2023 ownership change is expected to result in further net operating losses to expire unused. The Company reflected the estimated impact of the 2023 ownership change in the deferred tax table and gross net operating loss carryforwards within this footnote.

The Company has adopted accounting standards which prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company had no amounts of unrecognized tax benefits that, if recognized, would affect its effective income tax rate for the years ended December 31, 2023 and 2022. The Company’s policy is to classify interest and penalties related to income tax expense as tax expense. As of December 31, 2023, the Company had no amount accrued for the payment of interest and penalties related to unrecognized tax benefits.

The Inflation Reduction Act (IRA) was enacted on August 16, 2022 and includes a new corporate alternative minimum tax based on book income, an excise tax on stock buybacks, and other items such as tax incentives for energy and climate initiatives. There is no impact to the Company at this time, however this may change depending on each year’s differing facts and activities. The Company will continue to monitor this over time.

(14)	Commitments and Contingencies

Employee Arrangements and Other Compensation

Certain members of management are entitled to severance benefits payable upon termination following a change in control, which would approximate $0.8 million at December 31, 2023. The Company also has agreements with certain employees to pay bonuses based on targeted performance criteria. As of December 31, 2023 and 2022, approximately $15 thousand and $0.3 million, respectively, was accrued for performance bonuses, which is included in accrued liabilities in the consolidated balance sheets.

Purchase Commitments

The Company generally purchases its products and accessories from a limited group of third-party suppliers through purchase orders. The Company had $0.9 million of inventory open purchase orders as of December 31, 2023, for orders being issued to supplies for which the Company has not received the goods or services and which are expected to be fulfilled within one year. These purchase commitments were made to secure better pricing and to ensure the Company will have the necessary inventory to meet anticipated near term demand. Although open purchase orders are considered enforceable and legally binding, the Company may be able to cancel, reschedule, or adjust requirements prior to supplier fulfillment.

Litigation

On August 6, 2021, Cowen and Company, LLC filed a complaint against ReShape, as successor in interest to Obalon Therapeutics, in the Supreme Court of the State of New York based on an alleged breach of contract arising out of Cowen’s prior engagement as Obalon’s financial advisor. The complaint alleges that Cowen is entitled to be paid a $1.35 million fee in connection with ReShape’s merger with Obalon under the terms of Cowen’s engagement agreement with Obalon. The complaint also sought reimbursement of Cowen’s attorneys’ fees and interest in connection with its claim. On May 11, 2023, the Supreme Court of the State of New York issued the final judgement in favor of Cowen & Company in the amount of $1.35 million, plus interest at the statutory rate of 9% per annum from June 16, 2021 until judgement is paid in full, and reimbursement of $675,000 of Cowen’s attorneys’ fees, with $275,000 to be paid upfront, $200,000 paid after six months and $200,000 paid after 12 months. As of December 31, 2023, the Company has paid the $1.35 million judgement, including related interest, and first $275,000 installment of Cowen’s attorneys’ fees. At December 31, 2023, $200 thousand of attorneys’ fees were included as accrued expenses.

The Company is not aware of any pending or threatened litigation against it that could have a material adverse effect on the Company’s business, operating results or financial condition, other than what was disclosed above. The medical device industry in which the Company operates is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result the Company may be involved in various legal proceedings from time to time.

Product Liability Claims

The Company is exposed to product liability claims that are inherent in the testing, production, marketing and sale of medical devices. Management believes any losses that may occur from these matters are adequately covered by insurance, and the ultimate outcome of these matters will not have a material effect on the Company’s financial position or results of operations. The Company is not currently a party to any product liability litigation and is not aware of any pending or threatened product liability litigation that could have a material adverse effect on the Company’s business, operating results or financial condition.

RESHAPE LIFESCIENCES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(dollars in thousands, except per share amounts)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,053	$4,459
Restricted cash	100	100
Accounts and other receivables (net of allowance for doubtful accounts of $636 and $804, respectively)	1,382	1,659
Inventory	3,246	3,741
Prepaid expenses and other current assets	306	337
Total current assets	6,087	10,296
Property and equipment, net	48	60
Operating lease right-of-use assets	202	250
Deferred tax asset, net	27	28
Other assets	29	29
Total assets	$6,393	$10,663
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,030	$1,689
Accrued and other liabilities	1,895	1,814
Warranty liability, current	163	163
Operating lease liabilities, current	113	111
Total current liabilities	3,201	3,777
Operating lease liabilities, noncurrent	103	151
Common stock warrant liability	54	72
Total liabilities	3,358	4,000
Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, 10,000,000 shares authorized:
Series C convertible preferred stock, $0.001 par value; 95,388 shares issued and outstanding at June 30, 2024 and December 31, 2023	—	—
Common stock, $0.001 par value; 300,000,000 shares authorized at June 30, 2024 and December 31, 2023; 506,680 and 404,437 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	—	—
Additional paid-in capital	642,486	642,325
Accumulated deficit	(639,362)	(635,574)
Accumulated other comprehensive loss	(89)	(88)
Total stockholders’ equity	3,035	6,663
Total liabilities and stockholders’ equity	$6,393	$10,663

See accompanying Notes to Condensed Consolidated Financial Statements.

RESHAPE LIFESCIENCES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue	$1,965	$2,254	$3,909	$4,541
Cost of revenue	831	1,060	1,610	2,123
Gross profit	1,134	1,194	2,299	2,418
Operating expenses:
Sales and marketing	670	2,177	1,689	4,359
General and administrative	2,119	2,445	3,991	6,667
Research and development	399	581	883	1,033
Gain on disposal of assets, net	—	(33)	—	(33)
Total operating expenses	3,188	5,170	6,563	12,026
Operating loss	(2,054)	(3,976)	(4,264)	(9,608)
Other expense (income), net:
Interest income, net	(4)	(9)	(13)	(4)
Loss (gain) on changes in fair value of liability warrants	2	(472)	(18)	(3,438)
Gain on extinguishment of debt	(429)	—	(429)	—
Loss (gain) on foreign currency exchange, net	16	—	40	(21)
Other	(59)	(6)	(84)	(8)
Loss before income tax provision	(1,580)	(3,489)	(3,760)	(6,137)
Income tax expense	15	4	28	18
Net loss	$(1,595)	$(3,493)	$(3,788)	$(6,155)
Net loss per share - basic and diluted:
Net loss per share - basic and diluted	$(3.67)	$(62.34)	$(9.03)	$(143.75)
Shares used to compute basic and diluted net loss per share	434,889	56,030	419,670	42,816

See accompanying Notes to Condensed Consolidated Financial Statements.

RESHAPE LIFESCIENCES INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited)

(dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net loss	$(1,595)	$(3,493)	$(3,788)	$(6,155)
Foreign currency translation adjustments	7	(2)	(1)	(7)
Other comprehensive income (loss), net of tax	7	(2)	(1)	(7)
Comprehensive loss	$(1,588)	$(3,495)	$(3,789)	$(6,162)

See accompanying Notes to Condensed Consolidated Financial Statements.

RESHAPE LIFESCIENCES INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(unaudited)

(dollars in thousands)

	Three Months Ended June 30, 2024
	Series C Convertible				Additional		Accumulated Other	Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity
Balance March 31, 2024	95,388	$—	404,437	$—	$642,397	$(637,767)	$(96)	$4,534
Net loss	—	—	—	—	—	(1,595)	—	(1,595)
Other comprehensive income, net of tax	—	—	—	—	—	—	7	7
Stock compensation	—	—	—	—	65	—	—	65
Issuance of stock from RSUs	—	—	2	—	—	—	—	—
Exercise of warrants	—	—	102,241	—	24	—	—	24
Balance June 30, 2024	95,388	$—	506,680	$—	$642,486	$(639,362)	$(89)	$3,035

	Six Months Ended June 30, 2024
	Series C Convertible				Additional		Accumulated Other	Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity
Balance December 31, 2023	95,388	$—	404,437	$—	$642,325	$(635,574)	$(88)	$6,663
Net loss	—	—	—	—	—	(3,788)	—	(3,788)
Other comprehensive loss, net of tax	—	—	—	—	—	—	(1)	(1)
Stock compensation	—	—	—	—	137	—	—	137
Issuance of stock from RSUs	—	—	2	—	—	—	—	—
Exercise of warrants	—	—	102,241	—	24	—	—	24
Balance June 30, 2024	95,388	$—	506,680	$—	$642,486	$(639,362)	$(89)	$3,035

See accompanying Notes to Condensed Consolidated Financial Statements.

RESHAPE LIFESCIENCES INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Continued)

(unaudited)

(dollars in thousands)

	Three Months Ended June 30, 2023
	Series C Convertible				Additional		Accumulated	Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance March 31, 2023	95,388	$—	45,672	$—	$634,700	$(626,849)	$(93)	$7,758
Net loss	—	—	—	—	—	(3,493)	—	(3,493)
Other comprehensive loss, net of tax	—	—	—	—	—	—	(2)	(2)
Stock compensation	—	—	—	—	217	—	—	217
Common stock purchased	—	—	5,025	—	894	—	—	894
Equity issuance costs	—	—	—	—	(207)	—	—	(207)
Issuance of stock from RSUs	—	—	15	—	—	—	—	—
Exercise of warrants	—	—	8,814	—	1,571	—	—	1,571
Balance June 30, 2023	95,388	$—	59,526	$—	$637,172	$(630,342)	$(95)	$6,738

	Six Months Ended June 30, 2023
	Series C Convertible				Additional		Accumulated Other	Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity
Balance December 31, 2022	95,388	$—	8,955	$—	$627,936	$(624,187)	$(88)	$3,661
Net loss	—	—	—	—	—	(6,155)	—	(6,155)
Other comprehensive loss, net of tax	—	—	—	—	—	—	(7)	(7)
Issuance of common stock pursuant to reverse stock split	—	—	318	—	—	—	—	—
Stock compensation	—	—	—	—	440	—	—	440
Common stock purchased	—	—	25,456	—	895	—	—	895
Equity issuance costs	—	—	—	—	91	—	—	91
Issuance of stock from RSUs	—	—	29	—	—	—	—	—
Exercise of warrants	—	—	24,768	—	7,813	—	—	7,813
Balance June 30, 2023	95,388	$—	59,526	$—	$637,172	$(630,342)	$(95)	$6,738

See accompanying Notes to Condensed Consolidated Financial Statements.

RESHAPE LIFESCIENCES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(dollars in thousands)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(3,788)	$(6,155)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	12	75
Amortization of intangible assets	—	22
Gain on extinguishment of debt	(429)	—
Gain on disposal of assets, net	—	(33)
Stock-based compensation	137	440
Bad debt (recovery) expense	(169)	145
Provision for inventory excess and obsolescence	111	67
Deferred income tax	1	(1)
Gain on changes in fair value of liability warrants	(18)	(3,438)
Offering cost	—	298
Other noncash items	2	12
Change in operating assets and liabilities:
Accounts and other receivables	447	60
Inventory	384	276
Prepaid expenses and other current assets	31	(470)
Accounts payable and accrued liabilities	(150)	(2,833)
Warranty liability	—	(177)
Other	—	(11)
Net cash used in operating activities	(3,429)	(11,723)
Cash flows from investing activities:
Capital expenditures	—	(43)
Proceeds from sale of capital assets	—	33
Cash used in investing activities:	—	(10)
Cash flows from financing activities:
Exercise of warrants	24	12,451
Net cash provided by financing activities	24	12,451
Effect of currency exchange rate changes on cash and cash equivalents	(1)	(6)
Net change in cash, cash equivalents and restricted cash	(3,406)	712
Cash, cash equivalents and restricted cash at beginning of period	4,559	3,955
Cash, cash equivalents and restricted cash at end of period	$1,153	$4,667
Supplemental disclosure:
Cash paid for income taxes	$12	$—

See accompanying Notes to Condensed Consolidated Financial Statements.

RESHAPE LIFESCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts; unaudited)

(1)	Basis of Presentation

The accompanying interim condensed consolidated financial statements and related disclosures of Reshape Lifesciences Inc. (the “Company” or “ReShape”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the consolidated financial statements and notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on April 1, 2024. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) have been condensed or omitted.

In the opinion of management, the interim consolidated condensed financial statements reflect all adjustments considered necessary for a fair statement of the interim periods. All such adjustments are of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

Reverse Stock Split

On September 23, 2024, at the commencement of trading, the Company effected a 1-for-58 reverse stock split. Accordingly, all share and per share amounts for the periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split.

Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 to its audited consolidated financial statements for the year ended December 31, 2023, which are included in the Company’s 2023 Annual Report on Form 10-K which was filed with the SEC on April 1, 2024.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates. The Company reviews its estimates on an ongoing basis or as new information becomes available to ensure that these estimates appropriately reflect changes in its business.

Long-Lived Assets

We assess the potential impairment of long-lived assets, principally property and equipment, whenever events or changes in circumstances indicate that the carrying value of the asset group may not be fully recoverable. If an indicator of impairment exists for any of its asset groups, an estimate of undiscounted future cash flows, over the life of the primary asset for each asset group is compared to that long-lived asset group’s carrying value. If the carrying value of the asset group is greater than the estimated future undiscounted cash flow, the Company then determines the fair value of the assets, and if an asset is determined to be impaired, the impairment loss is measured by the excess of the carrying amount of the asset over its fair value.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents, accounts receivable, accounts payable and certain accrued and other liabilities approximate fair value due to their short-term maturities. Refer to Note 6 regarding fair value measurements and inputs of warrants.

Net Loss Per Share

The following table sets forth the potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

	June 30,
	2024	2023
Stock options	141	305
Unvested restricted stock units	11	45
Convertible preferred stock	10	10
Warrants	81,515	28,147

Recent Accounting Pronouncements

New accounting standards not yet adopted are discussed below.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires entities to provide additional information in the rate reconciliation and additional disaggregated disclosures about income taxes paid. This guidance requires public entities to disclose in their rate reconciliation table additional categories of information about federal, state, and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024. The Company does not expect the adoption of this guidance to impact its consolidated financial statements, but the guidance will impact its income tax disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments require disclosure of significant segment expenses and other segment items and requires entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The amendment also requires disclosure of the title and position of the chief operating decision maker (“CODM”) and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required, and early adoption is permitted. The Company is currently evaluating the impact the guidance will have on its consolidated financial statements.

(2)	Liquidity and Management’s Plans

The Company currently does not generate revenue sufficient to offset operating costs and anticipates such shortfalls to continue as the Company has modified its strategy to a metrics-driven approach through a sustainable and scalable business model, via a digital lead generation and re-engagement strategy. As of June 30, 2024, the Company had net working capital of approximately $2.9 million, primarily due to cash and cash equivalents and restricted cash of $1.2 million, and $1.4 million of net accounts receivable. The Company has raised gross proceeds of $13.7 million between the public offerings that occurred on February 8, 2023, April 24, 2023 and October 3, 2023. Based on its available cash resources, the Company will not have sufficient cash on hand to fund its current operations for more than twelve months from the date of filing this Quarterly Report on Form 10-Q. This condition raises substantial doubt about the Company’s ability to continue as a going concern.

The Company’s anticipated operations include plans to (i) merge with Vyome Therapeutics, Inc and sell certain assets to Biorad, which will continue the operations, for further details see Note 11, (ii) grow sales and operations of the Company with the Lap-Band product line both domestically and internationally as well as to obtain cost savings synergies, (iii) introduce to the market Lap-Band 2.0 FLEX, (iv) continue development of the Diabetes Bloc-Stim Neuromodulation (“DBSN”) device, and (v) prior to such merger, explore and capitalize on synergistic opportunities to expand our portfolio and offer future minimally invasive treatments and therapies in the obesity continuum of care. The Company believes that it has the flexibility to manage the growth of its expenditures and operations depending on the amount of available cash flows, which could include reducing expenditures for marketing and product development activities. If management’s plans do not develop, and the Company does not raise additional cash, at the current burn rate, management expects to run out of cash during the third quarter of 2024.

There can be no assurance as to whether the Company will close the planned transactions or whether additional financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, it would have a negative impact on the Company’s financial condition and could force the Company to delay, limit, reduce, or terminate product development or future commercialization efforts or grant rights to develop and market product candidates or testing products that the Company would otherwise plan to develop.

Therefore, the plans cannot be deemed probable of being implemented. As a result, the Company’s plans do not alleviate substantial doubt about our ability to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

(3)	Supplemental Balance Sheet Information

Components of selected captions in the condensed consolidated balance sheets consisted of the following:

Inventory:

	June 30,	December 31,
	2024	2023
Raw materials	$872	$1,020
Sub-assemblies	1,219	1,379
Finished goods	1,155	1,342
Total inventory	$3,246	$3,741

Prepaid expenses and other current assets:

	June 30,	December 31,
	2024	2023
Prepaid insurance	$149	$110
Professional services	45	—
Patents	7	13
Prepaid advertising and marketing	35	41
Taxes	15	47
Other current assets	55	126
Total prepaid expenses and other current assets	$306	$337

Accrued and other liabilities:

	June 30,	December 31,
	2024	2023
Payroll and benefits	$636	$701
Accrued legal settlements	—	200
Customer deposits	723	639
Taxes	58	61
Accrued professional	431	155
Other liabilities	47	58
Total accrued and other liabilities	$1,895	$1,814

Accounts payable:

During the second quarter of 2024, management requested our outside legal counsel to provide guidance with respect to vendor collectability of various accounts payables carried on the books from 2020 and prior. Based on the review of the statute of limitations for the various states, these vendors were located, and legal counsel provided a conclusion if the laws per the respective states if the statute of limitations has expired. The statute of limitations is an affirmative defense in which the defendant introduces evidence, which, if found to be credible, will negate criminal or civil liability, even if it is proven the defendant committed the alleged acts. The party raising the affirmative defense has the burden of proof on establishing that it applies. In a civil action in which a creditor demands payment on a written instrument evidencing a debt, the successful assertion of the statute of limitations defense will bar collection of the debt. In order to assert the statute of limitations as a defense, a defendant must specifically assert the defense is the answer. If a defendant fails to specifically plead the defense, it will be deemed to be waived. Since no action to enforce such liabilities was brought before June 30, 2024, it is our opinion that the liability is time-barred from collection under the respective state laws and should be removed from the Company’s balance sheet.

Therefore, the Company made the decision to write-off the payables totaling $429 thousand. As of June 30, 2024, the write-off of the $429 thousand resulted in a gain on extinguishment of debt which was reported on the Statement of Operations for the three and six months ended June 30, 2024.

(4)	Leases

The Company had a noncancelable operating lease for office and warehouse space in San Clemente, which expired June 30, 2023. On March 13, 2023, the Company entered into a lease for approximately 5,038 square feet of office and warehouse space at 18 Technology Drive, Suite 110, Irvine, California 92618 and relocated its principal executive offices from our former San Clemente, California location to the Irvine, California location. The Irvine lease has a term of 36 months, commencing on May 1, 2023.

The Company does not have any short-term leases or financing lease arrangements. Lease and non-lease components are accounted for separately.

Operating lease costs were $0.1 million for both the three months ended June 30, 2024 and 2023, and $0.1 million and $0.2 million for the six months ended June 30, 2024 and 2023, respectively. Variable lease costs were not material.

Supplemental information related to operating leases is as follows:

	June 30,	December 31,
Balance Sheet information	2024	2023
Operating lease ROU assets	$202	$250

Operating lease liabilities, current portion	$113	$111
Operating lease liabilities, long-term portion	103	151
Total operating lease liabilities	$216	$262

Cash flow information for the six months ended June 30,	2024	2023
Cash paid for amounts included in the measurement of operating leases liabilities	$54	$228

Maturities of operating lease liabilities were as follows as of June 30, 2024:

2024 (balance of year)	$57
2025	115
2026	59
Total lease payments	231
Less: imputed interest	15
Total lease liabilities	$216

Weighted-average remaining lease term at end of period (in years)	1.9
Weighted-average discount rate at end of period	6.9%

(5)	Equity

Common Stock Issued Related to Restricted Stock Units

During the three months ended June 30, 2024 and 2023, the Company issued 2 shares of common stock and 15 shares of common stock, respectively, subject to vesting of the restricted stock units. During the six months ended June 30, 2024 and 2023, the Company issued 2 shares of common stock and 29 shares of common stock, respectively, subject to vesting of restricted stock units. For further details see Note 9.

May 2024 Exercise of Warrants for Common Stock

On May 30, 2024, an accredited investor exercised outstanding warrants, of which 1,811 shares of common stock were issued in accordance with the terms of the warrant agreement. The Company received approximately $24 thousand of cash.

June 2024 Exercise of Warrants for Common Stock

On June 4, 2024, the Company issued 100,430 shares of common stock in exchange for 185,604 common stock purchase warrants. These warrants were exercised using the cashless mechanism within the warrant agreement.

February 2023 Public Offering of Common Stock and Warrants

On February 8, 2023, the Company closed a public offering of 21,983 units, with each consisting of one share of its common stock, or one pre-funded warrant to purchase one share of its common stock, and one warrant to purchase one and one-half shares of its common stock. Each unit was sold at the public offering price of $464.00. The warrants in the units are immediately exercisable at a price of $464.00 per share and expire five years from the date of issuance. Alternatively, each warrant can be exercised pursuant to the “alternative cashless exercise” provision, to which the holders would receive an aggregate number of shares of common stock equal the product of (x) the aggregate number of shares of common stock that would be issuable upon a cash exercise and (y) 0.50. For purposes of clarity, one common warrant to purchase one and one-half shares would be exercisable for 0.75 shares under this alternative cashless exercise provision. The shares of common stock (or pre-funded warrants in lieu thereof) and accompanying warrants were only purchasable together in this offering but were issued separately and immediately separable upon issuance. As of June 30, 2024 warrants to purchase 28,869 shares of common stock have been exercised under the alternative cashless exercise for a total of 14,402 shares of common stock.

Net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, were approximately $10.2 million. The Company has been using the net proceeds of this offering to continue implementation of its growth strategies, for working capital and general corporate purposes.

The Company also granted the underwriters an option to purchase an additional 3,298 shares of common stock and/or additional warrants to purchase up to 4,947 shares of common stock, to cover over-allotments, of which Maxim Group LLC exercised its option to purchase additional warrants to purchase 4,947 shares of common stock.

(6)	Warrants

The Company’s grants of warrants to purchase common stock are primarily in connection with equity financing. See Note 5 for additional information about equity financings and the related issuance of warrants. Warrant activity for the six months ended June 30, 2024 is as follows:

Shares
Balance December 31, 2023	268,937
Issued	—
Exercised	(187,388)
Cancelled	(34)
Balance June 30, 2024	81,515

On February 8, 2023, the Company completed a public offering in which three classes of warrants were issued. There were 37,921 common stock purchase warrants issued with an alternative cashless exercise provision. The alternative cashless exercise allows the holder to exercise one warrant share for 0.5 shares of common stock or exercise via the cash exercise price of $464.00 per share of common stock per warrant. The Company classifies these warrants as a liability, and the Company utilized a bifurcated Black-Scholes option pricing model to consider the cash exercise option and cashless exercise option. The bifurcated Black-Scholes option pricing model used an exercise price where the two exercise methods would be indifferent with market inputs of the stock price on the issuance, risk free interest rate, expected share price volatility and dividend yield. The Company calculates the fair value of the warrants at each reporting period and when a warrant is exercised, with the changes in fair value recognized in the statement of operations.

Below is a summary of the initial inputs used in the bifurcated Black-Scholes option pricing model.

	Cash Exercise	Cashless Exercise
Stock Price	$5.905	$5.905
Exercise Price	$16.00	$0.00
Term (years)	5.00	5.00
Volatility	96.50%	96.50%
Risk Free Rate	3.784%	3.784%
Dividend Yield	0%	0%

The following table presents the changes in the fair value of warrant liabilities:

Common Stock
Purchase Warrants
Fair value as of December 31, 2023	$72
Gain on changes in fair value of liability warrants	(18)
Fair value as of June 30, 2024	$54

In addition, one of the investors purchased 1,552 pre-funded warrants at a price of $463.94 per warrant. These warrants have an exercise price of $0.01 per share and do not expire. The pre-funded warrants were valued at $0.5 million using the fair value approach at the time of issuance. The fair value of the pre-funded warrants was determined using a Black Scholes option pricing model using a risk-free rate of 3.784%, an expected term of 5.0 years, expected dividends of zero and expected volatility of 96.5%.

As part of the terms of the offering, the Company issued 1,265 representative’s warrants with an exercise price of $510.40 per share and expiration date on February 3, 2028. The representative’s warrants were valued at $0.3 million using the fair value approach at the time of issuance. The fair value of the representative’s warrants was determined using a Black Scholes option pricing model using a risk-free rate of 3.786%, an expected term of 4.99 years, expected dividends of zero and expected volatility of 96.5%.

(7)	Revenue Disaggregation and Operating Segments

The Company conducts operations worldwide and has sales in the following regions: United States, Australia, Europe and Rest of World. For the three and six months ended June 30, 2024 and 2023, the Company primarily sold the Lap-Band system and accessories. The following table presents the Company’s revenue disaggregated by geography:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
United States	$1,663	$1,929	$3,281	$3,742
Australia	103	123	205	280
Europe	198	193	396	497
Rest of World	1	9	27	22
Total revenue	$1,965	$2,254	$3,909	$4,541

Operating Segments

The Company conducts operations worldwide and is managed in the following geographical regions: United States, Australia, Europe and the Rest of World (primarily in the Middle East). All regions sell the Lap-Band system, which consisted of nearly all our revenue and gross profit for the three and six months ended June 30, 2024 and 2023. There was no revenue or gross profit recorded for the DBSN device for the three and six months ended June 30, 2024 and 2023, as this product is still in the development stage. Additionally, there was no revenue recorded for the Obalon Balloon system during the three months and six months ended June 30, 2024 and 2023.

(8)	Income Taxes

During the three months ended June 30, 2024 and 2023, the Company recorded income tax expense of $15 thousand and $4 thousand, respectively. During the six months ended June 30, 2024 and 2023, the Company recorded income tax expense of $28 thousand and $18 thousand, respectively. The income tax expense is related to minimum state taxes and projected Australian and Netherlands income, respectively. The income tax provisions for the three and six months ended June 30, 2024 were calculated using the discrete year-to-date method. The effective tax rate differs from the statutory tax rate of 21% primarily due to the existence of valuation allowances against net deferred tax assets and current liabilities resulting from the estimated state income tax liabilities and foreign tax liabilities.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the level of historical losses, projections of losses in future periods and potential limitations pursuant to changes in ownership under Internal Revenue Code Section 382, the Company provided a full valuation allowance at both June 30, 2024 and December 31, 2023.

(9)	Stock-based Compensation

Stock-based compensation expense related to stock options and RSUs issued under the ReShape Lifesciences Inc. 2022 Stock Incentive Plan (the “Plan”) for the three months and six months ended June 30, 2024 and 2023 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Sales and marketing	$4	$30	$15	$60
General and administrative	26	128	51	256
Research and development	35	59	71	124
Total stock-based compensation expense	$65	$217	$137	$440

Stock Options

A summary of the status of the Company’s stock options as of June 30, 2024, and changes during the six months ended June 30, 2024, are as follows:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise Price	Contractual	Value
	Shares	Per Share	Life (years)	(in thousands)
Outstanding at December 31, 2023	263	$21,909.50		$—
Options granted	—	—
Options exercised	—	—
Options cancelled	(105)	$7,629.90
Outstanding at June 30, 2024	158	$31,381.48	6.9	$—
Exercisable at June 30, 2024	141	$34,835.96	6.7	$—
Vested and expected to vest at June 30, 2024	158	$31,381.48	6.9	$—

There was no intrinsic value to outstanding stock options at June 30, 2024. The unrecognized share-based expense at June 30, 2024 was $42 thousand and will be recognized over a weighted average period of 1.3 years.

Stock option awards outstanding under the Company’s incentive plans have been granted at exercise prices that are equal to the market value of its common stock on the date of grant. Such options generally vest over a period of four years and expire at ten years after the grant date. The Company recognized compensation expense ratably over the vesting period. The Company uses a Black-Scholes option-pricing model to estimate the fair value of stock options granted, which requires the input of both subjective and objective assumptions as follows:

Expected Term – The estimate of expected term is based on the historical exercise behavior of grantees, as well as the contractual life of the options granted.

Expected Volatility – The expected volatility factor is based on the volatility of the Company’s common stock for a period equal to the term of the stock options.

Risk-free Interest Rate – The risk-free interest rate is determined using the implied yield for a traded zero-coupon U.S. Treasury bond with a term equal to the expected term of the stock options.

Expected Dividend Yield – The expected dividend yield is based on the Company’s historical practice of paying dividends on its common stock.

Restricted Stock Units

A summary of the Company’s unvested RSUs award activity for the three months ended June 30, 2024, is as follows:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Unvested RSUs at December 31, 2023	25	$7,505.04
Granted	—	—
Vested (1)	(15)	$9,576.96
Cancelled/Forfeited	—	—
Non-vested RSUs at June 30, 2024	10	$4,870.94
(1)	At June 30, 2024, there were 2 shares of common stock related to RSU awards that had vested and the shares were not distributed to the participants.

The fair value of each RSU is the closing stock price on the Nasdaq of the Company’s common stock on the date of grant. Upon vesting, a portion of the RSU award may be withheld to satisfy the statutory income tax withholding obligation. The remaining RSUs will be settled in shares of the Company’s common stock after the vesting period. The unrecognized compensation cost related to the RSUs at June 30, 2024 was $48 thousand and expected to be recognized over a period of 1.0 years.

(10)	Commitment and Contingencies

Litigation

On August 6, 2021, Cowen and Company, LLC filed a complaint against ReShape, as successor in interest to Obalon Therapeutics, in the Supreme Court of the State of New York based on an alleged breach of contract arising out of Cowen’s prior engagement as Obalon’s financial advisor. The complaint alleges that Cowen is entitled to be paid a $1.35 million fee in connection with ReShape’s merger with Obalon under the terms of Cowen’s engagement agreement with Obalon. The complaint also sought reimbursement of Cowen’s attorneys’ fees and interest in connection with its claim. On May 11, 2023, the Supreme Court of the State of New York issued the final judgement in favor of Cowen & Company in the amount of $1.35 million, plus interest at the statutory rate of 9% per annum from June 16, 2021 until judgement is paid in full, and reimbursement of $675,000 of Cowen’s attorneys’ fees, with $275,000 to be paid upfront, $200,000 paid after six months and $200,000 paid after 12 months. As of June 30, 2024, the Company has paid the judgement, interest and legal fees in full.

The Company is not aware of any pending or threatened litigation against it that could have a material adverse effect on the Company’s business, operating results or financial condition, other than what was disclosed above. The medical device industry in which the Company operates is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, the Company may be involved in various legal proceedings from time to time.

Product Liability Claims

The Company is exposed to product liability claims that are inherent in the testing, production, marketing, and sale of medical devices. Management believes any losses that may occur from these matters are adequately covered by insurance, and the ultimate outcome of these matters will not have a material effect on the Company’s financial position or results of operations. The Company is not currently a party to any product liability litigation and is not aware of any pending or threatened product liability litigation that is reasonably possible to have a material adverse effect on the Company’s business, operating results or financial condition.

(11)	Subsequent Events

On July 8, 2024, ReShape, Vyome Therapeutics, Inc., a Delaware corporation (“Vyome”), and Raider Lifesciences Inc., a Delaware corporation, and a direct, wholly owned subsidiary of ReShape (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape (the “Merger”).

Simultaneously with the execution of the Merger Agreement, ReShape entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Ninjour Health International Limited, a company incorporated under the laws of the United Kingdom (“Ninjour”), an affiliate of Biorad. Pursuant to the Asset Purchase Agreement, and subject to the satisfaction or waiver of the conditions specified therein, ReShape will sell substantially all of its assets (excluding cash) to Ninjour (or an affiliate thereof), and Ninjour will assume substantially all of ReShape’s liabilities, for a purchase price of $5.16 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024 (the “Asset Sale”). Ninjour is an affiliate of Biorad Medisys, Pvt. Ltd., which is party to a previously disclosed exclusive license agreement, dated September 19, 2023, with ReShape for ReShape’s Obalon® Gastric Balloon System.

In connection with the transactions contemplated by the Merger Agreement and Asset Purchase Agreement, ReShape entered into an agreement with a majority of the holders of its outstanding series C convertible preferred stock (the “Series C Preferred Stock”) pursuant to which the holders of the Series C Preferred Stock agreed, subject to and contingent upon the completion of the Merger and the Asset Sale, to reduce the liquidation preference of the Series C Preferred Stock from $26.2 million to the greater of (i) $1 million, (ii) 20% of the purchase price paid for the Asset Sale and (iii) the excess of ReShape’s actual net cash at the effective time of the Merger over the minimum net cash required as a condition to the closing of the Merger as set forth in the Merger Agreement and described below (the “Series C Amendment”). Under the terms of the Series C Amendment, the Series C Preferred Stock would automatically terminate at the effective time of the Merger, except for the right to receive the reduced liquidation preference.

Simultaneously with the execution of the Merger Agreement, ReShape, Vyome, and Vyome’s wholly-owned subsidiary Vyome Therapeutics Limited (“Vyome India”) entered into agreements with certain accredited investors, pursuant to which the investors have agreed to purchase up to $7.3 million in securities of ReShape, Vyome and Vyome India (the “Concurrent Financing”). As part of the Concurrent Financing, certain accredited investors have agreed to purchase up to $5.8 million in shares of common stock of the Combined Company immediately following completion of the Merger. The price per share for the common stock of the Combined Company will be calculated as a 30% discount to the agreed upon valuation of the combined company at the closing of the Merger. ReShape and the investors also entered into registration rights agreements which provides for certain registration rights to the investors including the filing of a registration statement, that includes the shares of common stock purchased by the investors, within 45 days of the closing of the Merger. Simultaneously with the execution of the subscription agreements, Vyome entered into a securities purchase agreement with each investor pursuant to which Vyome issued to each investor a convertible promissory note in the principal amount equal to 5% of such investor’s total agreed upon investment amount, which convertible notes will bear interest at 8% per annum and immediately prior to completion of the Merger will convert into a number of shares of common stock of the Combined Company equal to 100% of the outstanding principal and interest of the convertible notes divided by the price per share of common stock of the Combined Company to be purchased in the Concurrent Financing, as set forth above. ReShape and the investors are executing and delivering the subscription agreements in reliance upon the exemption from securities registration afforded by Section 4 (a) (2) of the Securities Act of 1933, as amended.

The board of directors of ReShape has unanimously approved the Merger Agreement, the Asset Purchase Agreement, the Series C Amendment, the Concurrent Financing and the transactions contemplated thereby.

INDEX TO VYOME THERAPEUTICS, INC. FINANCIAL STATEMENTS

VYOME THERAPEUTICS INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Amounts in USD)	Dec 31, 2023	Dec 31, 2022
Assets
Current assets
Cash and cash equivalents	$16,647	$458,244
Accounts receivable, net	66.816	122
Other current assets	86,363	72,845
Total current assets	169,826	531,211
Non-current assets
Property and equipment, net	85,932	107,326
Intangible asset - shell company	314,191	314,191
Goods and service tax and other credits receivable	697,827	734,372
Deferred offering costs	66,415	66,415
Right-of-use of asset, net	87,060	35,900
Total non-current assets	1,251,425	1,258,204
Total assets	$1,421,251	$1,789,415
Liabilities and stockholders’ deficit
Current liabilities
Accounts payable and accrued expenses	$910,537	$937,245
Liabilities to be settled in equity	1,680,210	1,680,210
Due to affiliates	452,432	377,651
Operating lease liability - current portion	25,037	42,665
Salary and post-employment benefits payable	1,375,706	1,171,423
Other current liability	69,589	113,104
Convertible debt - current portion	1,963,386	583,510
Total current liabilities	$6,476,897	$4,905,808
Non-current liabilities
Convertible debt – net of current portion	$967,503	$2,248,695
Operating lease liability - net of current portion	62,023	—
Total non-current liabilities	1,029,526	2,248,695
Total liabilities	$7,506,423	$7,154,503
Commitments and contingencies
Stockholders’ deficit
Common stock, 20,000,000 shares authorized, par value of $0.001, 1,893,120 shares issued and outstanding at December 31, 2023 and 2022	$1,892	$1,892
Preferred stock, 15,000,000 shares authorized, par value of $0.001, 14,759,760 shares issued and outstanding at December 31, 2023 and 2022	46,984,875	46,984,875
Additional paid-in capital	643,709	643,709
Accumulated deficit	(53,927,896)	(53,207,976)
Accumulated other comprehensive income	212,248	212,412
Total stockholders’ deficit	$(6,085,172)	$(5,365,088)
Total liabilities and stockholders’ deficit	$1,421,251	$1,789,415

The accompanying notes are an integral part of these consolidated financial statements.

VYOME THERAPEUTICS INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31,

(Amounts in USD)	2023	2022
Revenue
Revenue	$415,940	$382,865
Cost of goods sold	(133,408)	(236,746)
Gross profit	$282,532	$146,119
Operating expenses
Selling, general and administrative	$755,805	$826,602
Research and development	294,445	423,700
Total operating expenses	$1,050,250	$1,250,302
Loss from Operations	(767,718)	(1,104,183)
Interest expenses	(164,680)	(124,981)
Other income(loss), net	(1,581)	122,290
Fair value adjustment	214,059	(148,424)
Total other income(expense), net	47,798	(151,115)
Net loss	$(719,920)	$(1,255,298)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	(450)	(13,518)
Other comprehensive loss, net of tax	(450)	(13,518)
Total comprehensive loss	$(720,370)	$(1,268,816)
Net loss per share:
Basic and diluted	$(0.38)	$(0.67)
Weighted average number of shares: Basic and diluted	1,893,120	1,893,120

The accompanying notes are an integral part of these consolidated financial statements.

VYOME THERAPEUTICS INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS DEFICIT

For the years ended December 31, 2023 and December 31, 2022

					Additional		Other	Total
	Common stock		Preferred stock		Paid-in	Accumulated	Comprehensive	Stockholders
(Amounts in USD)	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit
Balance at December 31, 2021	1,893,120	$1,892	14,759,760	$46,984,875	$618,697	$(51,952,678)	$212,205	$(4,135,009)
Stock-based compensation					25,012			25,012
Net loss						(1,255,298)		(1,255,298)
Foreign currency translation adjustments							207	207
Balance at December 31, 2022	1,893,120	$1,892	14,759,760	$46,984,875	$643,709	$(53,207,976)	$212,412	$(5,365,088)
Stock-based compensation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(719,920)	—	(719,920)
Foreign currency translation adjustments	—	—	—	—	—	—	(164)	(164)
Balance at December 31, 2023	1,893,120	1,892	14,759,760	46,984,875	643,709	(53,927,896)	212,248	(6,085,172)

The accompanying notes are an integral part of these consolidated financial statements.

VYOME THERAPEUTICS INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Amounts in USD)
	2023	2022
Cash flows from operating activities
Net loss	$(719,920)	$(1,255,298)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,193	56,148
Stock-based compensation	—	25,012
(Gain) loss on fair value adjustment of convertible debt	(214,059)	148,424
Non-cash accrued interest expense	162,741	122,933
Changes in operating assets and liabilities:
Accounts receivables, net	$(66,694)	$(76)
Inventories, net	—	22,605
Prepaid expenses and other current assets	(13,518)	205,945
Other assets	(14,615)	(36,689)
Accounts payable & accrued expenses	(26,708)	104,209
Due to Affiliates	102,432	100,000
Post employment benefits	204,283	211,433
Other Liabilities	882	(67,526)
Net cash used in operating activities	$(563,983)	$(362,879)
Cash flows provided from investing activities:
Proceeds from sale of fixed assets	201	68
Net cash provided from investing activities	$201	$68
Cash flows from financing activities:
Proceeds from convertible debt	150,000	725,000
Advance from Affiliates	(27,651)	27,651
Net cash provided by financing activities	122,349	752,651
Effect of exchange rate changes on cash and cash equivalents	(164)	208
Net (Decrease)/Increase in cash and cash equivalents	(441,597)	390,047
Cash and cash equivalents at beginning of the year	458,244	68,197
Cash and cash equivalents at end of the year	$16,647	$458,244
Supplemental disclosure of cash flow information
Cash paid for interest expenses	—	—
Cash paid for income tax expenses	—	—
Supplemental schedule of non-cash investing and financing activities
Reclassification of accounts payable to liabilities to be settled in equity	$1,680,210	$1,680,210

The accompanying notes are an integral part of these consolidated financial statements.

VYOME THERAPEUTICS INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are in US Dollars except per share data and as stated otherwise)

1.Organization and principal activities

Business:

Vyome Therapeutics, Inc. (”VTI”), a Delaware corporation, was incorporated on August 22, 2017. VTI was formed with the intent of operating the R&D business of Vyome Biosciences India Private Limited, India (the “R&D Business”), which was transferred to Vyome Therapeutics Limited (a wholly owned subsidiary of VTI) pursuant to a Demerged order of National Company law Tribunal (”NCLT”) in India, formally consummated in December 2018. VTI and the wholly owned subsidiary in India, Vyome Therapeutics Limited (“VTL”) are collectively referred to as the “Company” or “Vyome”. “R&D business” is defined as novel drug development in the area of immune-inflammatory diseases space and the commercial exploitation of the same.

The Company is a Princeton, NJ based clinical stage specialty pharmaceutical company working to treat immune-inflammatory and rare diseases of unmet need with next generation therapeutic solutions. The lead program VT-1953, a topical gel with a novel molecule to treat signs and symptoms of Malignant Fungating wounds, a potentially orphan drug program. The Company is planning to have discussions with Food & Drug Administration (FDA) on pivotal trial protocol in third quarter of 2024. The Company also has Pre-Investigative New Drug application stage ophthalmic drops program, a potentially orphan drug program, a repurposed immune modulator to treat steroid sparing anterior uveitis. Another late clinical stage program, VB 1953, for moderate to severe acne has successfully completed its Phase II clinical trial and this program is Phase 3 ready. The Company may experience delays in the conduct of clinical trials of its candidates.   Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a clinical trial, in securing clinical trial agreements with prospective sites with acceptable terms, in obtaining institutional review board approval to conduct a clinical trial at a prospective site, in recruiting patients to participate in a clinical trial or in obtaining sufficient supplies of clinical trial materials. Any delays in completing the Company’s clinical trials will increase its costs, slow down its product development, timeliness and approval process and delay its ability to generate revenue.

The Company also is developing other assets for treating immune-inflammatory diseases which are in pre-clinical or early clinical development.

The Company also has commercialized novel reformulated topical anti-fungal products in India after two such products successfully completing clinical testing in India. The Company has entered into licensing and a marketing agreement with Sun Pharma group of companies to sell a family of novel topical anti-fungal products owned by the Company in India. The Company uses third party entities to manufacture the products.

Since its inception, the Company has devoted substantially all its efforts to drug development, business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. The Company is subject to risks common to companies in the biotechnology industry, including, but not limited to, successful development of technology, obtaining additional funding, protection of proprietary technology, compliance with government regulations, risks of failure of pre-clinical studies, clinical studies and clinical trials, the need to obtain marketing approval for its drug candidates and its consumer products, fluctuations in operating results, economic pressure impacting therapeutic pricing, dependence on key personnel, risks associated with changes in technologies, development by competitors of technological innovations and the ability to transition from pilot scale manufacturing to large scale production.

2.Summary of Significant Accounting Policies

a)Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”), and reflect all adjustments consisting only of normal recurring adjustments of the Company, which are, in opinion of management, necessary for a fair presentation of the financial position as of December 31, 2023 and 2022, and the results of operations, and cash flows for the years presented. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).

The Company organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer. The Company determined it has in two operating segments: (1) Sale of Products and (2) biotechnology segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets, except for the intangible asset and deferred offering costs are substantially all located in India and all of the Company’s revenue and expense related to the sale of products are derived from within India, no geographical segments are presented.

The Company operates in two segments- Sale of products and biotechnology activities- see Note 14.

b)Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, VTL. All intercompany accounts and transactions have been eliminated in the consolidation.

c)Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2023 and 2022, the Company has generated a net loss of $719,920 and $ 1,255,298 respectively. At December 31, 2023, the Company’s current liabilities exceed its current assets by approximately $6.1 million. The Company’s major sources of funds to date have been through the sale of preferred stock and the issuance of convertible debt. The Company does not believe it has sufficient funds to finance the operating requirements for at least the next 12 months from the issuance date of these consolidated financial statements. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Obtaining additional financing to support the successful development of the Company’s contemplated plan of drug development and operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The Company may raise additional funding from its current set of investors. In addition, a financial advisor has been engaged to pursue additional capital funding or other strategic transactions and the Company will continue to seek funds through debt or equity financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or other sources of financing. However, there can be no assurances that such financing or other strategic transactions will be available on acceptable terms, or at all. If the Company is unable to raise additional funds, it will need to do one or more of the following:

●	Delay clinical trials and processes;
●	License third parties to develop and commercialize products or technologies that it would otherwise seek to develop and commercialize itself;
●	Seek strategic alliances or business combinations;
●	Attempt to sell the Company;
●	Cease operations; or
●	Declare bankruptcy

The Company continues to raise additional capital through the issuance of convertible notes. The Company is in discussions with investment bankers to raise additional capital in the public or private markets.  There is no assurance that such financing can be completed.  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is implementing plans to reduce expenses and seek additional financing. However, there can be no assurance that these plans will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The consolidated financial statements do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

d)Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates. Significant estimates used in preparing these audited consolidated financial statements include realization of deferred tax assets, timing of the recognition of research and development costs, fair value of debt and equity-based instruments, and future obligations under employee benefit plans.

e)Foreign Currency Translation and Transactions

The Company also operates in India, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US dollar and the Indian Rupee.

The Company’s functional currency is the United States Dollar. The functional currency of its Indian subsidiary is Indian National Rupees. Consequently, revenues and expenses of operations of the Indian subsidiary are translated into United States Dollars using average period exchange rates, while assets and liabilities of the Indian subsidiary are translated into United States Dollars using the year-end exchange rate in effect at the balance sheet dates. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as a part of Accumulated Other Comprehensive Income, a separate component of stockholders’ equity in the accompanying consolidated balance sheets.

Transactions in foreign currencies are translated at the exchange rate prevailing on the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates in effect on the balance sheet date. Non-Monetary assets and liabilities denominated in foreign currencies are expressed in functional currency at the historical exchange rates. Losses resulting from foreign currency transactions amounting to $ 450 and $ 13,518 for the years ended December 31, 2023 and 2022 respectively are included in the consolidated statements of operations under the caption selling, general and administrative expenses.

f)Cash and Cash Equivalents

Cash includes all highly liquid instruments with a maturity of three months or less, when purchased. The Company maintains its cash balances in financial institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”). At various times during the year, such balances may exceed the FDIC limit. The Company has not experienced any credit losses associated with its balances in such accounts for the years ended December 31, 2023 and 2022. Cash held in the U.S. bank account as of December 31, 2023 and December 31, 2022 was approximately $ 5,521 and $ 434,324, respectively. Cash held in India as of December 31, 2023 and December 31, 2022 was approximately $11,126 and $23,920 respectively.

g)Accounts Receivable, net

The Company records trade accounts receivable at net realizable value and are included in other current assets on the accompanying consolidated balance sheet. Generally, the Company does not require collateral to support its accounts receivable. Outstanding accounts receivable balances are reviewed periodically, and reserves are provided at such a time that management believes it is probable that such balances will not be collected within a reasonable period of time. Management determined that no allowance for doubtful accounts was necessary as of December 31, 2023, or 2022. Accounts Receivable is grouped in other current assets in the Consolidated Balance Sheets.

In 2023 the Company adopted Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments, which removed all current thresholds and requires entities under the new current expected credit loss (“CECL”) model to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that an entity expects to collect over the instrument’s contractual life. The new CECL model is based upon expected losses rather than incurred losses. The adoption of ASU 2016-13 did not have a material impact on the consolidated financial on our financial statements. Management determined that no allowance for doubtful accounts was necessary as of December 31, 2023, or 2022.

h)Inventories

Inventories are valued at lower of cost and net realizable value, including necessary provision for obsolescence. Cost is determined using the last-in, first-out method.  As a result of the change in our relationship with our major customer (see Note 14), we do not carry inventory as of December 31, 2023, and do not expect to into the future.

i)Property and equipment, net

Property and equipment, net is stated at net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, summarized as follows:

Computers and software	3 years
Office equipment	5 years
Furniture and Fixtures	10 years
Lab machinery	10 years
Leasehold improvements	Lower of estimated useful life or remaining period of lease term

Repairs and maintenance costs are expensed as incurred; major renewals and betterments are capitalized. When assets are disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in operations.

j)Goods and Service Tax and Other Credits Receivable

The Company has indirect tax credit carryforwards arising in India, which may be utilized or refunded as VTL generates sales to third parties or invoices to VTI pursuant to intercompany transfer pricing arrangements. The Company expects to utilize these indirect tax credit carryforwards over a 4-to-5-year period.

k)Intangible Assets

On August 21, 2021, Vyome acquired the majority of the outstanding shares (purchase of substantially all of the outstanding shares of preferred stock) of Livechain, Inc., (“LICH”) for $220,000. Total costs of the asset acquisition were $314,191. LICH is an inactive non-reporting shell (“Shell Company”) that trades on the bulletin board under the ticker symbol LICH. As of the date of the transaction and through December 31, 2023, LICH had no operations. LICH did not meet the definition of a business and therefore was accounted for as an asset acquisition of the shell company, a single indefinite-lived asset.

Intangible assets with indefinite lives (i.e., non-reporting shell) are not amortized; rather, they are tested for impairment whenever events or circumstances exist that would make it more likely than not that an impairment exists.

l)Impairment of Long-Lived Assets

The Company evaluates all long-lived assets for impairment annually, or sooner if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value and is charged to expense in the period of impairment. As of December 31, 2023 and 2022 management has determined that these assets are not impaired.

m)Revenue Recognition

The Company recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The Company determines revenue recognition through the following steps:

●	Step 1: Identify the contract with the customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price;
●	Step 4: Allocate the transaction price to the performance obligations in the contract; and
●	Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company records sales of its dermatological products to the pharmaceutical company when performance obligations with customers are satisfied. The Company’s performance obligation is a promise to transfer a distinct good to the customer and each distinct good represents a single performance obligation. Such performance obligations are satisfied at a point in time and revenues are recognized when all rights and rewards of ownership are transferred. The majority of the Company’s products are shipped by common carriers resulting in recognition of revenues upon shipment at which time control passes to the customer. Revenue is measured at the amount of consideration the Company expects to receive in exchange for the transferring of products. Customers may be entitled to cash discounts, typically denoted at the time of invoicing and shipping. Such amounts are considered to be variable consideration under ASC 606. An estimate for cash discounts is included in the transaction price as a component of sales and is estimated based on the satisfaction of outstanding receivables and historical performance. The Company does not have any material financing terms as payment is received shortly after the transfer of control of the products to the customer within a period of 30-60 days.

Pursuant to licensing and marketing contracts, the Company receives payments from its pharmaceutical company marketing partner for the right to distribute the products (“royalties”). Such royalty payments are linked to the net sales value of the products by its marketing partner to third parties and are recognized in the period to which the royalty relates. Such amounts are recorded under Revenue from operations in the Consolidated Statements of Operation and Comprehensive Loss.

The Company recognizes milestone payments under the license and marketing agreements when all performance obligations related to the identified performance obligations are completed.

n)Cost of products sold

The cost of products sold represents the cost of manufacturing the products supplied by third party manufacturers.

o)Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist of internal and external expenses. Internal expenses include employee compensation and overheads. External expenses include development, clinical trials, statistical analysis and report writing and regulatory compliance costs incurred with clinical research organizations and other third-party vendors. At the end of the reporting period, the Company compares payments made to third-party service providers to the estimated progress toward completion of the research or development objectives. Such estimates are subject to change as additional information becomes available. Depending on the timing of payments to the service providers and the progress that the Company estimates has been made as a result of the service provided, the Company may record net prepaid or accrued expense relating to these costs. Payments made to third parties that perform research and development services on the Company’s behalf are expensed as services are rendered, or as contractually agreed.

p)Stock-based Compensation

The Company accounts for stock options granted to employees and non-employees at fair value, which is measured using the Black-Scholes Option pricing model. The fair value measurement date for employee awards is the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation.

The Company’s policy is to account for forfeitures of awards when they occur in accordance with ASC 718, Compensation – Stock Compensation. The Company reverses compensation cost previously recognized, in the period the award is forfeited, for an award that is forfeited before completion of the requisite service period.

The Company utilizes the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value options granted. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying stock issuable upon exercise of the options, expected life of the options, risk-free interest rate, expected dividend yield and expected volatility from peer public companies of the price of the underlying stock.

As the Company’s common stock has not been publicly traded, its board of directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock prepared by an independent valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The expected life of the stock options in years is estimated using the “simplified method,” as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, as the Company has no historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting period and the contractual term of the option. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected life of the option. The expected dividend yield is zero as the Company has no history of paying dividends and no plans to do so in the near term.

q)Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards in the consolidated financial statement. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in unaudited consolidated statements of operations in the period that includes the enactment date.

Valuation allowances are recognized to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the need for a valuation allowance, management considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense in the period in which such determination is made.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company’s income tax returns. As of December 31, 2023 and 2022, the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. There are no interest costs or penalties provided for in the Company’s consolidated financial statements for the years ended December 31, 2023 and 2022. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the general and administrative expenses category in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

r)Leases

The Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 842, “Leases”, establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. Lessor accounting under the new standard is substantially unchanged. Additional qualitative and quantitative disclosures are also required.

The Company adopted the following practical expedients and accounting policies elections related to this standard:

●	Short-term lease accounting policy election allowing lessees to not recognize ROU assets and liabilities for leases with a term of 12 months or less; option to not separate lease and non-lease components in the Company’s lease contracts; and
●	The package of practical expedients applied to all of its leases, including (i) not reassessing whether any expired or existing contracts are or contain leases, (ii) not reassessing the lease classification for any expired or existing leases, and (iii) not reassessing the capitalization of initial direct costs for any existing leases.

Disclosures related to the amount, timing and uncertainty of cash flows arising from leases are included in Note 12.

s)Notes Payable

The Company has elected to account for notes payable to a shareholder using the fair value option in accordance with the guidance contained in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 825-10-25. The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments. See Note 8 for additional information. The Company adopted ASU 2020-06 effective December 31, 2021.  ASC 815-40-65-1(d) also allows a reporting entity to make a one-time irrevocable election to apply the fair value option in ASC 825-10 as of the date of adoption for any liability classified convertible securities that are within the scope of ASC 825-10. The impact of electing the fair value option would be reflected through a cumulative effect adjustment to the opening retained earnings balance as of the beginning of the first reporting period a reporting entity adopted ASU 2020-06.  However, since the Company had previously adopted the fair value option for its convertible debt, there was no impact on the adoption of ASU 2020-06.

t)Fair Value Measurements

The Company considers its cash and cash equivalents, accounts receivable, and accounts payable to meet the definition of financial instruments, and the carrying amounts of such instruments approximated their fair values due to the short maturities of these instruments. The Company records the convertible debt at fair value.

The Company measures fair value as required by the ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.
Level 3 —	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

The Company utilizes a Probability Weighted Expected Return Model (“PWERM”) to value the convertible debt. The quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company’s convertible debt that are categorized within Level 3 of the fair value hierarchy included the discount rate and expected financing date. The other factors used in the calculation of fair value are contractual terms of the convertible note instruments.

The following table sets forth the financial assets, measured at fair value, by level within the fair value hierarchy as at December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022
Level 3
Convertible debt	$2,930,889	$2,832,205

u)Basic and diluted net loss per common share

Net loss per share information is determined using the two-class method, which includes the weighted-average number of shares of common stock outstanding during the period and other securities that participate in dividends (a “participating security”). The Company considered its Preferred Stock to be participating securities because the shares included rights to participate in dividends with the common stock.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders is calculated by adjusting the net loss of the Company for the accretion on the Preferred Stock. Net losses are not allocated to preferred stockholders as they do not have an obligation to share in the Company’s net losses. In periods with net income attributable to common stockholders, the Company would allocate net income first to preferred stockholders based on dividend rights under the Company’s certificate of incorporation and then to preferred and common stockholders based on ownership interests. Diluted net loss per share attributable to common stockholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method.

During the years ended December 31, 2023 and 2022, diluted earnings per common share is the same as basic earnings per common share because, as the Company incurred a net loss during each period presented, the potentially dilutive securities from the assumed exercise of all outstanding stock options would have an anti-dilutive effect. The diluted shares as of December 31, 2022 not included in the loss per share calculation include 14,759,760 shares of common stock issuable upon conversion of preferred stock and 1,101,600 shares potentially issuable under stock options. The diluted shares as of December 31, 2023 not included in the loss per share calculation include 14,759,760 shares of common stock issuable upon conversion of preferred stock and 812,720 shares potentially issuable under stock options.

v)Post Employment benefits

The Subsidiary in India has a defined benefit gratuity scheme for its employees in India. This gratuity scheme provides for lump sum payment in accordance with the provisions of Payment of Gratuity Act, 1972 to vested employees at retirement or death while in employment or on termination of employment of an amount equivalent to 15 days basic salary payable for each completed year of service or part thereof in excess of six months subject to a limit of INR1,000,000 (equivalent to approximately $ 12,000). Vesting occurs upon completion of 5 years of continuous service.

Accumulated Compensated absences, which are expected to be encashed within 12 months from end of the year, are treated as short term employee benefits. The obligation towards the same is measured at the expected cost of accumulating compensated absences as the additional amount expected to be paid as a result of the unused entitlement at the end of the year. Actuarial gains or losses are recognized in the Consolidated Statement of Operations and Comprehensive Loss in the year in which they arise.

w)Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB, and are early adopted by the Company or adopted as of the specified effective date. There were no recent accounting pronouncements that impacted the Company or are expected to have a significant effect on its consolidated financial statements.

3.Other current assets

Other current assets consist of the following:

	At December 31	At December 31
	2023	2022
Advances to suppliers	$—	$32,154
Others	86,363	40,691
Total	$86,363	$72,845

4.Property and equipment, net

Property and equipment, net consist of the following:

	At December 31	At December 31
	2023	2022
Buildings and Improvement	$160,458	$160,458
Computer and office equipment	85,449	85,449
Furniture & fixtures	13,471	13,832
Laboratory equipment	488,753	488,753
Total	748,131	748,492
Accumulated depreciation	(662,199)	(641,166)
Net fixed assets	$85,932	$107,326

Depreciation expense is included in selling, general and administrative expense in the accompanying Consolidated Statements of Operations and Comprehensive Loss and was $ 21,193 and $ 56,148 for the years ended December 31, 2023 and 2022 respectively.

5.Goods and service tax and other credits receivable

The Company’s balance of goods and service tax and other credits receivable from government authorities as of December 31, 2023 and 2022 consist of the following:

	December 31,	December 31,
	2023	2022
Tax deducted at source and tax collected at source receivable	$14,158	$8,112
Goods and service tax refund receivable	4,736	—
Input goods and service tax credit	678,933	726,260
	$697,827	$734,372

6.Accounts payable and Accrued Expenses

Accounts payable and accrued expenses as of December 31, 2023 and 2022 consist of the following:

	December 31,	December 31,
	2023	2022
Accounts payable	$589,839	$586,310
Accrued expenses	320,698	350,935
	$910,537	$937,245

7.Salary and post-employment benefits payable

Salary and post-employment benefits payable as of December 31, 2023 and 2022 consist of the following:

	December 31,	December 31,
	2023	2022
Salaries payable	$1,211,205	$1,009,475
Accrued leave encashment (note 12)	84,647	83,724
Accrued gratuity plan (note 12)	79,854	78,224
	$1,375,706	$1,171,423

8.Convertible debt

Commencing in October 2020, the Company began raising money under a compulsorily convertible promissory note (the “Promissory Notes”) pursuant to a Subscription Agreement (the “Subscription Agreement”). The Promissory Note was issued as part of a private placement (the “Offering”) for the sale up to $2,132,000 (which was subsequently expanded) of secured convertible promissory notes (collectively, the “Promissory Notes”) for a period until three years of maturity. The Promissory Notes bear interest at a rate of eight percent (8%) per annum, on a non-compounding basis, and are due and payable on the earlier of (i) the date upon which the Promissory Notes are converted into equity securities of the Company, or (ii) at maturity in three (3) years (“Maturity Date”).

a)In the event that the Company issues and sells shares of its equity securities (“Equity Securities”) to investors (the “Investors”) prior to the Maturity Date in an equity financing with total proceeds to the Company of not less than $10,000,000 (excluding the conversion of the Promissory Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity) (a “Qualified Financing”), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the cash price per share paid for Equity Securities by the Investors in the Qualified Financing multiplied by 0.75 in some notes or 0.8 in some other notes; provided, that if such Qualified Financing is also a Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation, as amended, restated, and otherwise in effect from time to time, the “Certificate of Incorporation”), shall govern with respect to the conversion of this Note. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the “Conversion Price”) is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors. For the avoidance of doubt, such newly created series of preferred stock described in the preceding sentence shall be pari passu with the Equity Securities issued in the Qualified Financing.

b)If the Company consummates a transaction that is a Deemed Liquidation Event (as defined in the Certificate of Incorporation) while this Note remains outstanding, then the outstanding principal amount of this Note and any unpaid accrued interest shall, immediately prior to the closing of such Deemed Liquidation Event, automatically convert in whole without any further action by the Holder into shares of a newly created series of preferred stock (“New Senior Preferred Stock”) at a conversion price equal to the Original Issue Price (as defined in the Certificate of Incorporation) for the most senior series of preferred stock of the Company outstanding at such time (the “New Senior Preferred Conversion Price”). The New Senior Preferred Stock shall have the identical rights, privileges, preferences and restrictions as the most senior series of preferred stock of the Company outstanding at the time of such conversion, other than with respect to: (i) the per share liquidation preference, which shall be equal to two (2) times in some notes three (3) times in the other notes the New Senior Preferred Conversion Price; (ii) the conversion price for purposes of price-based anti-dilution protection, which will equal the New Senior Preferred Conversion Price; and (iii) the per share dividend, which will be the same percentage of the New Senior Preferred Conversion Price as applied to determine the per share dividends of the holders of the most senior series of preferred stock of the Company outstanding at such time relative to the Original Issue Price for such shares. For the avoidance of doubt, the New Senior Preferred Stock shall be senior to the most senior series of preferred stock of the Company outstanding at such time and shall be pari passu with all other securities into which compulsory convertible notes issued by the Company convert.

c)If this Note has not otherwise been converted pursuant to the above transactions, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into New Senior Preferred Stock, at a conversion price equal to the New Senior Preferred Conversion Price. No notes have been converted through December 31, 2023.

During 2023, certain Notes that had reached its maturity date were extended by an additional year. In connection with such extension, the conversion rate was amended from 0.80 to 0.75 and liquidation preference is amended from three times to two time in clause (b). All other terms remained the same. The Company accounted for such extension as a modification of the debt instrument.

The fair value amount of the convertible debt and accrued expense is summarized as follows:

	December 31,	December 31,
	2023	2022
Current portion
Conversion rate at 75%	$1,356,796	—
Conversion rate at 80%	$606,590	$583,510
Total current portion	1,963,386	$583,510
Long Term portion
Conversion rate at 75%	967,503	2,248,695
Conversion rate at 80%	—	—
Total Long term Portion	$967,503	$2,248,695
Total	$2,930,889	$2,832,205

Interest expense on the above debt instruments was $164,680 and $124,981 for the years ended December 31, 2023 and 2022, respectively. The Company has elected to record the convertible note at fair value. Changes in the fair value of the Convertible Notes for the years ended December 31, 2023 and 2022 are summarized as follows:

	Year ended
	December 31,	December 31,
	2023	2022
Balance, beginning of the year	$2,832,205	$2,035,848
Addition during the year	150,000	525,000
Interest Accrued	162,742	122,933
Change in fair value	(214,059)	148,424
Total	$2,930,888	$2,832,205

The fair value of the convertible notes is classified within Level 3 of the fair value hierarchy, using the inputs below to calculate the fair value. The Company used a probability weighted scenario analysis to determine the fair value of the convertible notes. The risk-free rate used in the analysis is based on the yield on a US Government zero-coupon bond, interpolated for the period that corresponds to the time to liquidity as at the valuation date.

	Year ended	Year ended
	December 31, 2023	December 31, 2022
Adjusted Interest rate	4.79% - 5.41%	3.2%
Time to Financing Date	8-10 months	5 months

9.Common stock and Preferred Stock

Authorized Capital

The Company is authorized to issue 20,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.001 par value per share.

Preferred and common stock

At December 31, 2023 and 2022, the Company has issued following preferred stock:

			Aggregate Liquidation	Aggregate Liquidation
	Number of		Preference as of	Preference as of
Series	shares issued	Conversion Price	December 31, 2022	December 31, 2023
Series seed	1,078,560	$0.83	$1,188,936	$1,260,811
Series A	2,592,080	$1.22	4,167,676	4,419,626
Series B	965,200	$2.47	3,148,498	3,338,836
Series B-1	1,480,560	$2.47	4,829,611	5,121,578
Series C	4,432,880	$2.64	15,469,111	16,404,271
Series C-1	530,040	$2.64	1,849,643	1,961,461
Series D	3,680,440	$3.89	18,941,177	20,086,235
Total	14,759,760		$49,594,652	$52,592,818

The significant terms of the common and preferred stock, pursuant to the amended December 2018 articles of incorporation, are as follows:

Preferred stock carries an 8% cumulative preference dividend, payable when declared by the Board of Directors. No dividend has been paid on any series of preferred stock as at December 31, 2023 and 2022. As of December 31, 2023 and 2022, cumulative dividends in arrears for all classes preferred shares was approximately $14,991,827 and $11,992,662, respectively.

Each share of preferred stock shall be convertible at the option of the holder, without the payment of additional consideration, into units of common stock at the conversion price as defined in the shareholders’ agreement. The conversion price is subject to adjustment in the event of subsequent issuance of common stock at a lower price than the original conversion price. Each series preferred stock is mandatorily convertible into common stock at the conversion price as defined in the shareholders’ agreement on occurrence of an initial public offering (‘IPO’).

In the event of voluntary or involuntary liquidation, dissolution, or winding up of the Company, all classes of preferred stockholders would be entitled to receive, in preference to common shareholders, an amount equal to the original issue price plus accrued and unpaid dividends. All series of preferred stock rank pari passu with each other in terms of liquidation preference except series B1 and C1. Part of the amount invested by series B1 and C1 preferred stock as mentioned in the shareholders’ agreement rank junior to other preferred stockholders, however, rank pari passu with each other. After the liquidation preference payments to all classes of preferred stockholders have been met, preferred shareholders have unlimited right to participate on a prorated basis with common shareholders.

Holders of the preferred stock shall be entitled to elect 4 members of the Board of Directors and also hold certain protective rights with respect to significant corporate transactions as defined. Each holder of common stock shall be entitled to one vote in respect of each share held.

10.Stock-Based Compensation

On December 14, 2018, the Company authorized an Employee Stock Option Plan 2018 (‘ESOP plan’) under which 1,719,720 shares of common stock were reserved/authorized by the Company for issuance to directors, consultants and employees of the Company. The ESOP plan entitles director, consultants and employees of the Company to purchase common stock for each option of the Company at a stipulated price, subject to compliance with vesting conditions i.e. employees remaining in employment during the vesting period and director and consultants to continue rendering services during the vesting period. The options of directors and consultants vest as per the schedule prescribed in the grant letter. These can be exercised any time after the vesting period and during their tenure with the Company. However, the exercise period lapses ninety (90) days after the employee, director or consultant leaves the Company.

The Company recognized $Nil and $25,012 of stock-based compensation expense (which is included in research and development expenses) in the Company’s Consolidated Statements of Operations and Comprehensive loss for the years ended December 31, 2023 and 2022, respectively.

The fair value of stock-based compensation transactions is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility for a duration equal to the weighted average life of the instruments, life based on the average of the vesting and contractual periods for employee awards as minimal prior exercises of options in which to establish historical exercise experience), and the risk-free interest rate (based on government bonds). Service and performance conditions attached to the transactions, if any, are not considered in determining fair value. The expected life of the stock options is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The expected term of stock options granted to non-employees is between 5 and 7 years. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Stock-based compensation expense attributable to equity awards granted to employees is measured at the grant date based on the fair value of the award. The expense is recognized on a straight-line basis over the requisite service period for awards that vest, which is generally the period from the grant date to the end of the vesting period. Stock-based awards provided to non-employees are measured and expensed as the services are provided and are remeasured at each reporting period until these stock options vest. There were no stock options granted in 2023 and in 2022.

The summary of stock options activity for the years ended December 31, 2023 and 2022 is as follows:

	Number	Weighted Average	Weighted Average
	of Options	Exercise Price	Time to Expiry
Outstanding as of December 31, 2021	1,384,607	$0.75	8.2 years
Granted during the year	—
Expired during the year	(283,007)	$1.00
Exercised during the year	—
Outstanding as of December 31, 2022	1,101,600	$0.69	7.0 years
Granted during the year	—
Exercised during the year	—
Expired during the year	(288,880)	1.07
Outstanding as of December 31, 2023	812,720	$0.55	6.0 years
Exercisable as of December 31, 2023	812,720	$0.55	6.0 years

The following outlines the outstanding and vested stock options by exercise price at December 31, 2023.

	Number of options	Number of options
Exercise price	outstanding	vested
$0.48	700,720	700,720
$1.00	112,000	112,000
Total	812,720	812,720

As of December 31, 2023, there is no future compensation cost to be recognized in the Consolidated Statements of Operations and Comprehensive Loss related to stock options granted through December 31, 2023. The intrinsic value of vested and outstanding stock options was approximately $57,000.

11.Income taxes

Both VTI and VTL generated a current taxable loss for the years ended December 31, 2023 and 2022, and therefore the only current income taxes payable were certain minimum taxes.

The effective tax rate for the years ended December 31, 2023 and 2022 differs from the federal statutory income tax rate of 21% principally due to the full valuation allowance recognized against deferred income tax assets, and to a lesser extent due to different tax rates in the jurisdiction of VTL and certain non-deductible expenses for income tax purposes, summarized as follows:

	For the Years Ended December 31,
	2023	2022

Tax benefit at the federal statutory rate	21%	21%
State tax, net of federal benefit	7%	7%
Permanent differences – principally unrealized gains/losses	8%	(3)%
India tax rate differential and other	—%	(3)%
Change in valuation allowance	(36)%	(22)%
Effective income tax rate	—%	—%

Temporary differences and carryforwards that result in deferred tax assets and liabilities were primarily the result of net operating loss carryforwards in the US and India. As at December 31, 2023, VTI has net operating loss carry-forwards of approximately $400,000 in the United States which shall expire through 2035 and $15,300,000 which have no expiration date. As of December 31, 2022, VTL had net operating loss carry-forwards of $8,000,000, expiring in fiscal year ended 2023 through fiscal 2027.

	December 31,	December 31,
	2023	2022
VTI - Net Operating Loss Carryforwards	$4,390,260	$4,243,233
Stock options	139,582	139,582
Accrued compensation	347,199	262,248
Accrued expenses	506,532	507,508
Interest	100,638	55,070
Research and development tax credits	78,388	78,388
VTL - Net Operating Loss Carryforwards	2,626,578	2,569,317
VTL - fixed assets	268,397	346,461
Total deferred tax assets	8,457,574	8,201,806
Less: valuation allowance	(8,457,574)	(8,201,806)
Net deferred tax assets	$—	$—

Due to the change in ownership provisions of the Internal Revenue Code, the availability of the Company's net operating loss carryforwards may be subject to annual limitations against taxable income in future periods, which could substantially limit the eventual utilization of such carryforwards. The Company has not analyzed the historical or potential impact of its equity financings on beneficial ownership and therefore no determination has been made whether the net operating loss carryforward is subject to any Internal Revenue Code Section 382 limitation. To the extent there is a limitation, there would be a reduction in the deferred tax asset with an offsetting reduction in the valuation allowance. As at December 31, 2023, VTI has net operating loss carry-forwards of approximately $15,700,000 in the United States which shall expire as follows: $3.8 million has no expiry, $10.2 million expiry in 2039 and $1.7 million expiry in 2038.

A valuation allowance is established attributable to deferred tax assets recognized on carry forward tax losses by the Company where, based on available evidence, it is more likely than not that they will not be realized. The Company recorded full valuation allowance against its net deferred tax assets on December 31, 2023 and 2022 Significant management judgment is required in determining provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which the Company operates and the period over which deferred tax assets will be recoverable. The change in valuation allowance is approximately $256,000 and $280,000 for the years ended December 31, 2023, and 2022, respectively.

The Company is subject to income taxes and tax audits in many jurisdictions. A certain degree of estimation is thus required in recording the assets and liabilities related to income taxes. Tax audits and examinations can involve complex issues, interpretations, and judgments and the resolution of matters that may span multiple years, particularly if subject to litigation or negotiation.

The Company's investments in its foreign subsidiaries are considered to be permanently invested and no provision for income taxes on the related foreign exchange translation adjustments or income/(loss) of those subsidiaries has been recorded.

The Company does not expect a significant change to the amount of unrecognized tax benefits over the next 12 months. However, any adjustments arising from certain ongoing examinations by tax authorities could alter the timing or amount of taxable income or deductions, of the allocation of income among tax jurisdictions, and these adjustments could differ from the amount accrued. The Corporation’s federal and provincial income tax returns filed for all years remain subject to examination by the taxation authorities.

12.Leases

The Company leases offices and laboratory space in India. India under a 5-year lease terminating in December 2023, with a monthly rental payment which ranged from approximately $2,000 to $4,000 per month. From September 2021 through December 2022, the landlord did not charge the Company for contractual rent escalations. The leases were extended for a one-year period ending December 2024 with monthly payments ranging from $2,500 to $2,900 per month. The Company has an intention to renew the leases for the two additional years allowed under the lease agreement.

Operating leases are presented in the Company’s consolidated balance sheets as right-of-use assets from leases, current lease liabilities and long-term lease liabilities. The assets and liabilities from our leases are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term using the Company’s incremental borrowing rates. Short-term leases, which have an initial term of 12 months or less, are not recorded on the balance sheet. As the Company’s operating leases do not provide implicit rates, the Company has utilized its incremental borrowing rate, determined based on the long-term borrowing costs of companies with similar credit profiles, to record its lease obligations. For operating leases, the Company recognizes the minimum rental expense on a straight-line basis based on the fixed components of a lease arrangement. The Company will amortize this expense over the term of the lease beginning with the lease commencement date.

If the Company renews the lease for the entire three-year period, as expected, the annual lease payments will be approximately $30,000 $32,000 and $35,000 in the years ended December 31, 2024, 2025 and 2026, respectively. The following table presents information about the amount and timing of liabilities arising from the Company’s operating leases as of December 31, 2023:

Lease payments – 2024	$30,000
Lease payments – 2025	32,000
Lease payments - 2026	35,697
Total undiscounted operating lease payments – due in 2023	$97,694
Less: Imputed interest	(10,634)
Present value of operating lease liabilities	$87,060
Current portion of lease liability	$25,037
Long-term portion of lease liability	62,023
Total lease liability	$87,060
Weighted average remaining lease term in years	3.0

The Right of Use Asset on December 31, 2023 of $87,060 will be amortized over the three year remaining under lease term.

The Right of Use Asset balance on December 31, 2022 was $35,900. Rent expense was approximately $ 36,790 and $ 41,387 for the years ended December 31, 2023, and 2022 respectively. In the U.S., the Company has month to month shared space arrangements.

13.Commitments and contingencies

CRO contract

In December 2018, the Company entered into an agreement with a Contract Research Organization (“CRO”) for services to be rendered with respect to the phase 2B clinical trials for the VB-1953 product. Pursuant to such an agreement the Company owed the CRO approximately $2,080,000 as of July 2020. The Company and the CRO entered in an agreement in July 2020 (July Agreement”) which called for payments of $400,000 over several installments in 2020 and the remainder upon consummation of a fundraising, as defined in the July Agreement, with any remaining balance to be paid as of March 2021. During 2020, the Company paid $400,000 towards such obligation. As of December 31, 2023 and 2022, the outstanding balance due to the CRO was approximately $1,680,210. Also pursuant to the July Agreement, if the balance remains outstanding as of March 2021, then the balance could convert to Series D preferred stock at the mutually agreed at Series D preferred conversion price as of the July Agreement date. During 2022, the Company and the CRO have agreed by signing a definitive agreement to convert the liability of $1,680,210 into shares of 432,041 shares of Series D preferred shares (based upon the then estimated fair value of such shares), however the shares have not yet been issued. The Company will be required to authorize additional Series D preferred shares in order to consummate this transaction, and accordingly, as of December 31, 2022 and 2023, $1,680,210 was recorded as a liabilities to be settled in equity in the consolidated balance sheet.

Employee Benefits – Gratuity

The Company has a defined benefit gratuity scheme for its employees in India. This gratuity scheme provides for lump sum payment in accordance with the provisions of Payment of Gratuity Act, 1972 to vested employees at retirement or death while in employment or on termination of employment of an amount equivalent to 15 days basic salary payable for each completed year of service or part thereof in excess of six months subject to a limit of INR 1,000,000 (equivalent to approximately $12,000). Vesting occurs upon completion of 5 years of continuous service. A roll forward of the liability balance for the years ended December 31, 2023 and 2022 are as follows:

	December 31,	December 31,
	2023	2022
Obligation recognized in balance sheet:
Beginning of the year	$78,224	$84,542
Benefits paid	(1,504)	(5,138)
Expenses charged to profit or loss	3,323	7,262
Currency translation differences	(183)	(8,442)
End of the year	$79,860	$78,224

Employee Benefits – Leave Encashment

Accumulated Compensated absences or paid leave encashment, which are expected to be encashed within 12 months from the end of the year and are treated as short term employee benefits. The obligation towards the same is measured at the expected cost of accumulating compensated absences as the additional amount expected to be paid as a result of the unused entitlement at the end of the year. Actuarial gains or losses are recognized in the Consolidated statement of Operations and Comprehensive Loss in the year in which they arise. A roll forward of the liability balance for the years ended December 31, 2023 and 2022 are as follows:

	December 31,	December 31,
	2023	2022
Obligation recognized in balance sheet:
Beginning of the year	$83,724	$83,724
Benefits paid	(2,074)	(13,863)
Expenses charged to profit or loss	3,263	7,025
Currency translation differences	(266)	6,838
End of the year	$84,647	$83,724

Employee Benefits – Provident Fund

In accordance with Indian law, all employees in India are entitled to receive benefits under the ‘Provident Fund’, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently at 12%) of the employees’ basic salary. These contributions are made to the fund which is administered and managed by the Government of India. The Company’s monthly contributions to the above-mentioned plans are charged to consolidated statements of operations loss in the year they are incurred and there are no further obligations under the plan beyond those monthly contributions. The Company‘s contribution towards the Provident Fund during the years ended December 31, 2023 and 2022 was approximately $1,724 and $2,300, respectively.

Litigation

From time to time, the Company is involved in various disputes, claims, liens and litigation matters arising out of the normal course of business which could result in a material adverse effect on the Company’s combined financial position, results of operations or cash flows. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. As of December 31, 2023 and 2022, the Company had no outstanding claims or litigation and had no liabilities recorded for loss contingencies.

14.Segments

The Company operates in two segments – the sale of products (“Pharmaceutical Segment”) and the development of biotechnology products (“Biotechnology Segment”), with substantially all of the resources of the Company focused on its biotechnology activities. The Company purchases substantially all of the products for the Pharmaceutical Segment from a third-party manufacturer. Other income items relate to corporate financing activities outside of these two segments. Reporting by segment is summarized as follows:

	Year ended December 31, 2023				Year ended December 31, 2022
Amounts in USD	Biotechnology	Pharmaceutical	`	Total	Biotechnology	Pharmaceutical	Total
Revenues	$—	$415,940		$415,940	$—	$382,865	$382,865
Gross margin	—	282,532		282,532	—	146,119	146,119
Operating expenses
Depreciation and amortization	21,193	—		21,193	56,148	—	56,148
SGA & R&D	877,424	151,633		1,029,057	1,099,172	94,981	1,194,153
Total Operating expenses	898,617	151,633		1,050,250	1,155,321	94,981	1,250,302
Other expenses
Interest expense	164,680	—		164,680	124,981	—	124,981
Significant Non cash items	(214,059)	—		(214,059)	148,424	—	148,424
Unusual Items	1,581	—		1,581	(122,290)	—	(122,290)
Other expenses	(47,798)	—		(47,798)	151,115	—	151,115
Segment income/loss before tax	(850,819)	130,899		(719,920)	(1,306,436)	51,138	(1,255,298)
Income tax	—	—		—	—	—	—
Net income	(850,819)	130,899		(719,920)	(1,306,436)	51,138	(1,255,298)
Net income as per IS before Forex				(719,920)			(1,255,298)

The Company derives revenues from the sale of products, including royalties related to sales of such products and from the license of technology. Substantially all revenues for the years ended December 31, 2023 and 2022 are derived from one customer, a significant pharmaceutical company based in India (“Major Customer”). Revenues for the years ended December 31, 2023 and 2022 are summarized as follows:

	December 31,	December 31,
	2023	2022
Sale of Dandruff Lotion and Shampoo Trading	$221,351	$373,995
Licensing and milestone fees	121,100	—
Service fee for arrangements for sale of Dandruff products	67,762	—
Royalty income related to above product sales	5,727	8,870
Total	$415,940	$382,865

In December 2020, the Company entered into a licensing contract for a product to such Major Customer, whereby the Company would be entitled to development and sales-based milestones and royalties on future sales of the product by the Major Customer. In 2021, the Company received $98,490 as a product development milestone payment which was recognized as revenue, as the development process was completed at that time. The Company received a development-based milestones from the Major Customer of $121,100 during the year ended December 31, 2023. No sales-based milestones or royalties have been received under this license through December 31, 2023.

During 2023, the Company amended its arrangement with the Major Customer such that the Company will no longer be responsible for purchasing and selling inventory of the Dandruff Lotion and Shampoo, but instead will receive a net service fee payment for sales of such products made by the Major Customer. These payments are recorded as service fee revenue in the period earned.

15.Due to affiliates

The Company incurred consultancy charges to certain members of the Board of Directors of the Company (“Directors”) recognized as selling, general and administrative expenses in the consolidated statements of operations amounting to approximately $100,000 and $100,000 for the years ended December 31, 2023 and 2022, respectively. The amount outstanding to such Directors as at the end of December 31, 2023 and 2022 is approximately $450,000 and $350,000, respectively, which is included in the due to affiliates in the consolidated balance sheet.

The Company incurred compensation expense to the Chief Executive Officer of the Company (“CEO”) recognized as selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss amounting to approximately $260,000 for the each of the years ended December 31, 2023 and 2022. The amount outstanding as at the end of December 31, 2023 and 2022 to the CEO is $692,495 and $ 508,789, respectively, which is included in Salary and Employment benefits Payable in the Consolidated Balance Sheets.

Certain Directors have provided short term advances to the Company from time to time, amounting to $2,500 as of December 31, 2023. This is included in due to affiliates in the accompanying Consolidated Balance Sheets and was yet to repaid in full in 2024.

16.Other Income

The Company has earned approximately $103,400 in the Service Export Incentive in India from Indian government authorities during the year ended December 31, 2022. This is earned by the Indian subsidiary VTL because of export of services to VTI under the rules and regulations of the export promotion incentives announced by the Indian government from time to time. No such amounts were earned in 2023.

17.Subsequent events

For the consolidated financial statements as at and for the year ended December 31, 2023, we have evaluated subsequent events through the date the consolidated financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the transaction described below:

During 2024, the Company has received the written subscription agreement of $320,000 through the issuance of convertible notes under the same terms as described above.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Vyome Therapeutics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vyome Therapeutics Inc. (the “Company”) as of December 31, 2023 and 2022 and the consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered continued negative cash flows and losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kreit and Chiu CPA LLP

We have served as Vyome Therapeutics Inc.’s auditor since 2023.

New York, New York
June 18, 2024

VYOME THERAPEUTICS INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amount in USD)	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$149,027	$16,647
Accounts receivables, net	3,130	66,816
Other current assets	67,719	86,362
Total current assets	219,876	169,825
Non-current assets
Property and equipment, net	$78,357	$85,931
Intangible asset - shell company	314,191	314,191
Goods and service tax and other credits receivable	700,976	697,827
Deferred offering costs	66,415	66,415
Right-of-use of asset, net	74,697	87,060
Total non-current assets	$1,234,636	$1,251,424
Total assets	$1,454,512	$1,421,250
Liabilities and stockholders’ deficit
Current liabilities
Accounts payable and accrued expenses	$921,499	$910,536
Liabilities to be settled in equity	—	1,680,210
Due to Affiliates	83,374	452,432
Operating Lease Liability - current portion	26,370	25,037
Salary and post-employment benefits payable	837,732	1,375,706
Other Current liability	153,361	69,589
Convertible debt - Current portion	2,021,117	1,963,386
Total current liabilities	$4,043,453	$6,476,895
Non-current liabilities
Convertible debt – net of current portion	$1,359,967	$967,503
Operating lease liability - net of current portion	47,769	62,023
Total non-current liabilities	1,407,736	1,029,526
Total liabilities	$5,451,189	$7,506,422
Commitments and contingencies
Stockholders’ deficit
Common stock, 20,000,000 shares authorized, 1,893,120 shares issued and outstanding at June 30, 2024 and December 31, 2023	$1,892	$1,892
Preferred stock, 16,000,000 shares authorized, 15,191,801 and 14,759,760 shares issued and outstanding at June 30, 2024 and December 31, 2023	46,985,307	46,984,875
Additional paid in capital	3,438,719	643,709
Accumulated deficit	(54,642,070)	(53,935,028)
Accumulated other comprehensive income	219,475	219,380
Total stockholders’ deficit	$(3,996,677)	$(6,085,172)
Total liabilities and stockholders’ deficit	$1,454,512	$1,421,250

The accompanying notes are an integral part of these consolidated financial statements.

VYOME THERAPEUTICS INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	January 01, 2024 to	January 01, 2023 to
(Amount in USD)	June 30, 2024	June 30, 2023
Revenue
Revenue	$110,990	$223,845
Cost of goods sold	—	(133,241)
Gross profit	$110,990	$90,604
Operating expenses
Depreciation and amortization	$9,056	$11,321
Selling, general and administrative	480,511	381,417
Research and development expenses	204,685	180,644
Total operating expenses	$694,252	$573,382
Operating loss	$(583,262)	$(482,778)
Other income/(expense), net:
Interest expenses	$(107,487)	$(79,874)
Other income(loss), net	1,703	2,453
Fair value adjustment	(17,996)	$327,773
Total other income, net	$(123,780)	$250,352
Net loss	$(707,042)	$(232,426)
Other comprehensive income, net of tax
Foreign currency translation adjustments	$(149)	$4,185
Other comprehensive income / (loss), net of tax	$(149)	$4,185
Total comprehensive loss	$(707,191)	$(228,241)
Net Loss per share:
Loss per share – basic and diluted	$(0.37)	$(0.12)
Weighted average number of shares	1,893,120	1,893,120

The accompanying notes are an integral part of these consolidated financial statements.

VYOME THERAPEUTICS INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS DEFICIT (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2023

					Additional		Other	Total
	Common stock		Preferred stock		Paid-in	Accumulated	Comprehensive	Stockholders
(Amount in USD)	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit
Balance at December 31, 2022	1,893,120	$1,892	$14,759,760	$46,984,875	$643,709	$(53,207,977)	$212,413	$(5,365,089)
Stock based expense	—
Net loss for the period						(232,426)		(232,426)
Foreign currency translation							3,349	3,349
Balance at June 30, 2023	1,893,120	$1,892	$14,759,760	$46,984,875	$643,709	$(53,440,403)	$215,761	$(5,594,166)
Balance at December 31, 2023	1,893,120	$1,892	$14,759,760	$46,984,875	$643,709	$(53,935,028)	$219,380	$(6,085,172)
Stock-based compensation								—
Issuance of shares in settlement of liability			432,041	$432	1,679,778			1,680,210
Issuance of stock option in settlement of accrued compensation and fees liability					1,115,232			1,115,232
Net loss						(707,042)		(707,042)
Foreign currency translation adjustment							95	95
Balance at June 30, 2024	1,893,120	$1,892	$15,191,801	$46,985,307	$3,438,719	$(54,642,070)	$219,475	$(3,996,677)

The accompanying notes are an integral part of these consolidated financial statements.

VYOME THERAPEUTICS INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January 01, 2024 to	January 01, 2023 to
(Amount in USD)	June 30, 2024	June 30, 2023
Cash flows from operating activities
Net loss	$(707,042)	$(232,426)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,056	11,321
(Gain) loss on fair value adjustment of convertible debt	17,996	(327,773)
Noncash accrued interest expense	$92,200	$78,628
Changes in assets and liabilities:
Accounts receivables, net	$63,686	$(115)
Prepaid expenses and other current assets	18,643	(34,556)
Other assets	9,214	7,859
Accounts payable & accrued expenses	10,963	15,171
Due to affiliates	50,000	50,000
Salary and post employment benefits	127,258	125,035
Other liabilities	70,851	(27,193)
Net cash used in operating activities	$(237,175)	$(334,049)
Cash flows from investing activities:
Proceeds from sale of fixed assets	$(1,482)	$—
Net cash used in investing activities	$(1,482)	$—
Cash flows from financing activities:
Proceeds from convertible debt	$340,000	$—
Advance from Affiliates	30,942	(27,651)
Net cash from financing activities	$370,942	$(27,651)
Effect of exchange rate changes on cash and cash equivalents	95	3,349
Net (Decrease)/Increase in cash and cash equivalents	$132,380	$(358,351)
Cash and cash equivalents at beginning of the year	16,647	458,245
Cash and cash equivalents at end of the year	$149,027	$99,894
Supplemental non-cash and financing activities:
Shares issued in settlement of liability to vendor to Additional paid in capital	$1,680,210	$—
Exchange of accrued fees to director for stock options to Additional paid in capital	450,000	—
Exchange of accrued compensation for stock options to Additional paid in capital	$665,232	$—

The accompanying notes are an integral part of these consolidated financial statements.

VYOME THERAPEUTICS INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are in US Dollars except per share data and as stated otherwise)

1.Organization and principal activities

Business:

Vyome Therapeutics, Inc. (”VTI”), a Delaware corporation, was incorporated on August 22, 2017. VTI was formed with the intent of operating the R&D business of Vyome Biosciences India Private Limited, India (the “R&D Business”), which was transferred to Vyome Therapeutics Limited (a wholly owned subsidiary of VTI) pursuant to a Demerged order of National Company law Tribunal (”NCLT”) in India, formally consummated in December 2018. VTI and the wholly owned subsidiary in India, Vyome Therapeutics Limited (“VTL”) are collectively referred to as the “Company” or “Vyome”. “R&D business” is defined as novel drug development in the area of immune-inflammatory diseases space and the commercial exploitation of the same.

The Company is a Princeton, NJ based clinical stage specialty pharmaceutical company working to treat immune-inflammatory and rare diseases of unmet need with next generation therapeutic solutions. The lead program VT-1953, a topical gel with a novel molecule to treat signs and symptoms of Malignant Fungating wounds, a potentially orphan drug program. The Company is planning to have discussions with Food & Drug Administration (FDA) on pivotal trial protocol in the fourth quarter of 2024. The Company also has Pre-Investigative New Drug application stage ophthalmic drops program, a potentially orphan drug program, a repurposed immune modulator to treat steroid sparing anterior uveitis. Another late clinical stage program, VB 1953, for moderate to severe acne has successfully completed its Phase II clinical trial and this program is Phase 3 ready. The Company may experience delays in the conduct of clinical trials of its candidates. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a clinical trial, in securing clinical trial agreements with prospective sites with acceptable terms, in obtaining institutional review board approval to conduct a clinical trial at a prospective site, in recruiting patients to participate in a clinical trial or in obtaining sufficient supplies of clinical trial materials. Any delays in completing the Company’s clinical trials will increase its costs, slow down its product development, timeliness and approval process and delay its ability to generate revenue.

The Company also is developing other assets for treating immune-inflammatory diseases which are in pre-clinical or early clinical development.

The Company also has commercialized novel reformulated topical anti-fungal products in India after two such products successfully completing clinical testing in India. The Company has entered into licensing and a marketing agreement with Sun Pharma group of companies to sell a family of novel topical anti-fungal products owned by the Company in India. The Company uses third party entities to manufacture the products.

Since its inception, the Company has devoted substantially all its efforts to drug development, business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. The Company is subject to risks common to companies in the biotechnology industry, including, but not limited to, successful development of technology, obtaining additional funding, protection of proprietary technology, compliance with government regulations, risks of failure of pre-clinical studies, clinical studies and clinical trials, the need to obtain marketing approval for its drug candidates and its consumer products, fluctuations in operating results, economic pressure impacting therapeutic pricing, dependence on key personnel, risks associated with changes in technologies, development by competitors of technological innovations and the ability to transition from pilot scale manufacturing to large scale production.

2.Summary of Significant Accounting Policies

a)Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”), and reflect all adjustments consisting only of normal recurring adjustments of the Company, which are, in the opinion of management, necessary for a fair presentation of the financial position as of June 30, 2024 and December 31, 2023, and the results of operations, and cash flows for the periods presented. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).

The Company organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer. The Company determined it has in two operating segments: (1) Sale of Products and (2) biotechnology segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets, except for the intangible asset and deferred offering costs are substantially all located in India and all of the Company’s revenue and expense related to the sale of products are derived from within India, no geographical segments are presented.

The Company operates in two segments- Sale of products and biotechnology activities- see Note 14.

b)Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, VTL. All intercompany accounts and transactions have been eliminated in the consolidation.

c)Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended June 30, 2024, and 2023, the Company has generated a net loss of $709,191 and $ 234,426 respectively. As of June 30, 2024, the Company’s current liabilities exceed its current assets by approximately $3.8 million. The Company’s major sources of funds to date have been through the sale of preferred stock and the issuance of convertible debt. The Company does not believe it has sufficient funds to finance the operating requirements for at least the next 12 months from the issuance date of these consolidated financial statements. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Obtaining additional financing to support the successful development of the Company’s contemplated plan of drug development and operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The Company may raise additional funding from its current set of investors. In addition, a financial advisor has been engaged to pursue additional capital funding or other strategic transactions and the Company will continue to seek funds through debt or equity financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or other sources of financing. However, there can be no assurances that such financing or other strategic transactions will be available on acceptable terms, or at all. If the Company is unable to raise additional funds, it will need to do one or more of the following:

●	Delay clinical trials and processes;
●	License third parties to develop and commercialize products or technologies that it would otherwise seek to develop and commercialize itself;
●	Seek strategic alliances or business combinations;
●	Attempt to sell the Company;
●	Cease operations; or
●	Declare bankruptcy

The Company continues to raise additional capital through the issuance of convertible notes. The Company is in discussions with investment bankers to raise additional capital in the public or private markets. There is no assurance that such financing can be completed. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is implementing plans to reduce expenses and seek additional financing. However, there can be no assurance that these plans will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The consolidated financial statements do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

d)Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates. Significant estimates used in preparing these audited consolidated financial statements include realization of deferred tax assets, timing of the recognition of research and development costs, fair value of debt and equity-based instruments, and future obligations under employee benefit plans.

e)Foreign Currency Translation and Transactions

The Company also operates in India, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US dollar and the Indian Rupee.

The Company’s functional currency is the United States Dollar. The functional currency of its Indian subsidiary is Indian National Rupees. Consequently, revenues and expenses of operations of the Indian subsidiary are translated into United States Dollars using average period exchange rates, while assets and liabilities of the Indian subsidiary are translated into United States Dollars using the year-end exchange rate in effect at the balance sheet dates. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as a part of Accumulated Other Comprehensive Income, a separate component of stockholders’ equity in the accompanying consolidated balance sheets.

Transactions in foreign currencies are translated at the exchange rate prevailing on the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates in effect on the balance sheet date. Non-Monetary assets and liabilities denominated in foreign currencies are expressed in functional currency at the historical exchange rates. Losses resulting from foreign currency transactions amounting to $ 149 and $ 4,185 for the six months ended June 30, 2024, and 2023 respectively are included in the consolidated statements of operations under the caption selling, general and administrative expenses.

f)Cash and Cash Equivalents

Cash includes all highly liquid instruments with a maturity of three months or less, when purchased. The Company maintains its cash balances in financial institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”). At various times during the year, such balances may exceed the FDIC limit. The Company has not experienced any credit losses associated with its balances in such accounts. Cash held in the U.S. bank account as of June 30, 2024, and December 31, 2023, was approximately $ 41,197 and $ 5,521, respectively. Cash held in India as of June 30, 2024, and December 31, 2023, was approximately $107,830 and $11,126, respectively.

g)Accounts Receivable, net

Accounts receivable is generally recorded at the invoiced amounts, net of an allowance for expected losses. The Company establishes credit terms for new customers based upon management’s review of their credit information and project terms, and performs ongoing credit evaluations of its customers, adjusting credit terms when management believes appropriate based upon payment history and an assessment of the customer’s current creditworthiness. We record an allowance for credit losses for estimated losses resulting from the failure of our customers to make the required payments. Judgments are made with respect to the collectability of accounts receivable based on historical experience, current payment practices, and current economic trends based on our expectations over the expected life of the receivables, generally ninety days or less. Actual credit losses could differ from those estimates. Management determined that no allowance for doubtful accounts was necessary as of June 30, 2024, and December 31, 2023.

h)Property and equipment, net

Property and equipment, net is stated at net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, summarized as follows:

Computers and software	3 years
Office equipment	5 years
Furniture and Fixtures	10 years
Lab machinery	10 years
Leasehold improvements	Lower of estimated useful life or remaining period of lease term

Repairs and maintenance costs are expensed as incurred; major renewals and betterments are capitalized. When assets are disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in operations.

i)Goods and Service Tax and Other Credits Receivable

The Company has indirect tax credit carryforwards arising in India, which may be utilized or refunded as VTL generates sales to third parties or invoices to VTI pursuant to intercompany transfer pricing arrangements. The Company expects to utilize these indirect tax credit carryforwards over a 4-to-5-year period.

j)Intangible Assets

On August 21, 2021, Vyome acquired the majority of the outstanding shares (purchase of substantially all of the outstanding shares of preferred stock) of Livechain, Inc., (“LICH”) for $220,000. Total costs of the asset acquisition were $314,191. LICH is an inactive non-reporting shell (“Shell Company”) that trades on the bulletin board under the ticker symbol LICH. As of the date of the transaction and through June 30, 2024, LICH had no operations. LICH did not meet the definition of a business and therefore was accounted for as an asset acquisition of the shell company, a single indefinite-lived asset.

Intangible assets with indefinite lives (i.e., non-reporting shell) are not amortized; rather, they are tested for impairment annually or whenever events or circumstances exist that would make it more likely than not that an impairment exists.

k)Impairment of Long-Lived Assets

The Company evaluates all long-lived assets for impairment annually, or sooner if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value and is charged to expense in the period of impairment. As of June 30, 2024, and December 31, 2023, management has determined that these assets are not impaired.

l)Revenue Recognition

The Company recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The Company determines revenue recognition through the following steps:

●	Step 1: Identify the contract with the customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price;
●	Step 4: Allocate the transaction price to the performance obligations in the contract; and
●	Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company records sales of its dermatological products to the pharmaceutical company when performance obligations with customers are satisfied. The Company’s performance obligation is a promise to transfer a distinct good to the customer and each distinct good represents a single performance obligation. Such performance obligations are satisfied at a point in time and revenues are recognized when all rights and rewards of ownership are transferred. The majority of the Company’s products are shipped by common carriers resulting in recognition of revenues upon shipment at which time control passes to the customer. Revenue is measured at the amount of consideration the Company expects to receive in exchange for the transferring of products. Customers may be entitled to cash discounts, typically denoted at the time of invoicing and shipping. Such amounts are considered to be variable consideration under ASC 606. An estimate for cash discounts is included in the transaction price as a component of sales and is estimated based on the satisfaction of outstanding receivables and historical performance. The Company does not have any material financing terms as payment is received shortly after the transfer of control of the products to the customer within a period of 30-60 days.

Pursuant to licensing and marketing contracts, the Company receives payments from its pharmaceutical company marketing partner for the right to distribute the products (“royalties”). Such royalty payments are linked to the net sales value of the products by its marketing partner to third parties and are recognized in the period to which the royalty relates. Such amounts are recorded under Revenue from operations in the Consolidated Statements of Operation and Comprehensive Loss.

The Company recognizes milestone payments under the license and marketing agreements when all performance obligations related to the identified performance obligations are completed.

m)Cost of products sold

The cost of products sold represents the cost of manufacturing the products supplied by third party manufacturers.

n)Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist of internal and external expenses. Internal expenses include employee compensation and overheads. External expenses include development, clinical trials, statistical analysis and report writing and regulatory compliance costs incurred with clinical research organizations and other third-party vendors. At the end of the reporting period, the Company compares payments made to third-party service providers to the estimated progress toward completion of the research or development objectives. Such estimates are subject to change as additional information becomes available. Depending on the timing of payments to the service providers and the progress that the Company estimates has been made as a result of the service provided, the Company may record net prepaid or accrued expense relating to these costs. Payments made to third parties that perform research and development services on the Company’s behalf are expensed as services are rendered, or as contractually agreed.

o)Stock-based Compensation

The Company accounts for stock options granted to employees and non-employees at fair value, which is measured using the Black-Scholes Option pricing model. The fair value measurement date for employee awards is the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation.

The Company’s policy is to account for forfeitures of awards when they occur in accordance with ASC 718, Compensation – Stock Compensation. The Company reverses compensation cost previously recognized, in the period the award is forfeited, for an award that is forfeited before completion of the requisite service period.

The Company utilizes the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value options granted. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying stock issuable upon exercise of the options, expected life of the options, risk-free interest rate, expected dividend yield and expected volatility from peer public companies of the price of the underlying stock.

As the Company’s common stock has not been publicly traded, its board of directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock prepared by an independent valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The expected life of the stock options in years is estimated using the “simplified method,” as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, as the Company has no historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting period and the contractual term of the option. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected life of the option. The expected dividend yield is zero as the Company has no history of paying dividends and no plans to do so in the near term.

p)Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards in the consolidated financial statement. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in unaudited consolidated statements of operations in the period that includes the enactment date.

Valuation allowances are recognized to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the need for a valuation allowance, management considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense in the period in which such determination is made.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company’s income tax returns. As of June 30, 2024, and December 31, 2023, the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. There are no interest costs or penalties provided for in the Company’s consolidated financial statements for the six months ended June 30, 2024 and 2023. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the general and administrative expenses category in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

q)Leases

The Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 842, “Leases”, establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. Lessor accounting under the new standard is substantially unchanged. Additional qualitative and quantitative disclosures are also required.

The Company adopted the following practical expedients and accounting policies elections related to this standard:

●	Short-term lease accounting policy election allowing lessees to not recognize ROU assets and liabilities for leases with a term of 12 months or less; option to not separate lease and non-lease components in the Company’s lease contracts; and
●	The package of practical expedients applied to all of its leases, including (i) not reassessing whether any expired or existing contracts are or contain leases, (ii) not reassessing the lease classification for any expired or existing leases, and (iii) not reassessing the capitalization of initial direct costs for any existing leases.

Disclosures related to the amount, timing and uncertainty of cash flows arising from leases are included in Note 12.

r)Notes Payable

The Company has elected to account for notes payable to a shareholder using the fair value option in accordance with the guidance contained in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 825-10-25. The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments. See Note 8 for additional information. The Company adopted ASU 2020-06 effective December 31, 2021. ASC 815-40-65-1(d) also allows a reporting entity to make a one-time irrevocable election to apply the fair value option in ASC 825-10 as of the date of adoption for any liability classified convertible securities that are within the scope of ASC 825-10. The impact of electing the fair value option would be reflected through a cumulative effect adjustment to the opening retained earnings balance as of the beginning of the first reporting period a reporting entity adopted ASU 2020-06. However, since the Company had previously adopted the fair value option for its convertible debt, there was no impact on the adoption of ASU 2020-06.

s)Fair Value Measurements

The Company considers its cash and cash equivalents, accounts receivable, and accounts payable to meet the definition of financial instruments, and the carrying amounts of such instruments approximated their fair values due to the short maturities of these instruments. The Company records the convertible debt at fair value.

The Company measures fair value as required by the ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.
Level 3 —	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

The Company utilizes a Probability Weighted Expected Return Model (“PWERM”) to value the convertible debt. The quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company’s convertible debt that are categorized within Level 3 of the fair value hierarchy included the discount rate and expected financing date. The other factors used in the calculation of fair value are contractual terms of the convertible note instruments.

The following table sets forth the financial assets, measured at fair value, by level within the fair value hierarchy as of June 30, 2024, and December 31, 2023:

	June 30, 2024	December 31, 2023
Level 3
Convertible debt	$3,381,084	$2,930,889

t)Basic and diluted net loss per common share

Net loss per share information is determined using the two-class method, which includes the weighted-average number of shares of common stock outstanding during the period and other securities that participate in dividends (a “participating security”). The Company considered its Preferred Stock to be participating securities because the shares included rights to participate in dividends with the common stock.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders is calculated by adjusting the net loss of the Company for the accretion on the Preferred Stock. Net losses are not allocated to preferred stockholders as they do not have an obligation to share in the Company’s net losses. In periods with net income attributable to common stockholders, the Company would allocate net income first to preferred stockholders based on dividend rights under the Company’s certificate of incorporation and then to preferred and common stockholders based on ownership interests. Diluted net loss per share attributable to common stockholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method.

During the six months ended June 30, 2024, and 2023, diluted earnings per common share is the same as basic earnings per common share because, as the Company incurred a net loss during each period presented, the potentially dilutive securities from the assumed exercise of all outstanding stock options would have an anti-dilutive effect. The dilutive shares as of June 30, 2023, not included in the loss per share calculation, include 15,191,801 shares of common stock issuable upon conversion of preferred stock and 1,101,600 shares potentially issuable under stock options. The dilutive shares as of June 30, 2024, not included in the loss per share calculation, include 15,191,801shares of common stock issuable upon conversion of preferred stock and 1,455,750 shares potentially issuable under stock options.

u)Post Employment benefits

The Subsidiary in India has a defined benefit gratuity scheme for its employees in India. This gratuity scheme provides for lump sum payment in accordance with the provisions of Payment of Gratuity Act, 1972 to vested employees at retirement or death while in employment or on termination of employment of an amount equivalent to 15 days basic salary payable for each completed year of service or part thereof in excess of six months subject to a limit of INR1,000,000 (equivalent to approximately $ 12,000). Vesting occurs upon completion of 5 years of continuous service.

Accumulated Compensated absences, which are expected to be encashed within 12 months from end of the year, are treated as short term employee benefits. The obligation towards the same is measured at the expected cost of accumulating compensated absences as the additional amount expected to be paid as a result of the unused entitlement at the end of the year. Actuarial gains or losses are recognized in the Consolidated Statement of Operations and Comprehensive Loss in the year in which they arise.

v)Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB, and are early adopted by the Company or adopted as of the specified effective date. There were no recent accounting pronouncements that impacted the Company or are expected to have a significant effect on its consolidated financial statements.

3.Other current assets

Other current assets consist of the following:

Advances to suppliers	$—	$18,764
Others	67,719	67,598
Total	$67,719	$86,362

4.Property and equipment, net

Property and equipment, net consist of the following:

	At June 30, 2024	At December 31, 2023
Buildings and Improvement	$160,458	$160,458
Computer and office equipment	85,449	85,449
Furniture & fixtures	14,953	13,471
Laboratory equipment	488,753	488,753
Total	749,613	748,131
Accumulated depreciation	(671,256)	(662,199)
Net fixed assets	$78,357	$85,932

Depreciation expense is included in selling, general and administrative expense in the accompanying Consolidated Statements of Operations and Comprehensive Loss and was $9,056 and $11,321 for the six months ended June 30, 2024, and December 31, 2023, respectively.

5.Goods and service tax and other credits receivable

The Company’s balance of goods and service tax and other credits receivable from government authorities as of June 30, 2024, and December 31, 2023 consist of the following:

	June 30, 2024	December 31, 2023
Tax deducted at source and tax collected at source receivable	$27,826	$14,158
Goods and service tax refund receivable	—	4,736
Input goods and service tax credit	673,150	678,933
	$700,976	$697,827

6.Accounts payable and Accrued expenses

Accounts payable and accrued expenses as of June 30, 2024, and December 31, 2023 consist of the following:

	June 30, 2024	December 31, 2023
Accounts payable	$596,567	$589,839
Accrued expenses	324,932	320,698
	$921,499	$910,537

7.Salary and post-employment benefits payable

Salary and post-employment benefits payable as of June 30, 2024, and December 31, 2023 consist of the following:

	June 30, 2024	December 31, 2023
Salaries payable	$681,684	$1,211,205
Accrued leave encashment (note 12)	82,323	84,647
Accrued gratuity plan (note 12)	73,725	79,854
	$837,732	$1,375,706

In June 2024, an officer and a director of the Company agreed to forgo accrued salaries, consulting fees payable of $1,115,232 in exchange for the issuance of stock options for the purchase of 643,030 shares of common stock (see Note 10). The Company accounted for this debt extinguishment as a capital contribution since the liability was with related parties. Accordingly, the difference between the liability extinguished of $1,115,232 and the fair value of the stock options issued ($379,950) of $ 735,282 is considered a capital contribution.

8.Convertible debt

Commencing in October 2020, the Company began raising money under a compulsorily convertible promissory note (the “Promissory Notes”) pursuant to a Subscription Agreement (the “Subscription Agreement”). The Promissory Note was issued as part of a private placement (the “Offering”) for the sale up to $2,472,000 (which was subsequently expanded) of secured convertible promissory notes (collectively, the “Promissory Notes”) for a period until three years of maturity. The Promissory Notes bear interest at a rate of eight percent (8%) per annum, on a non-compounding basis, and are due and payable on the earlier of (i) the date upon which the Promissory Notes are converted into equity securities of the Company, or (ii) at maturity in three (3) years (“Maturity Date”).

a)	In the event that the Company issues and sells shares of its equity securities (“Equity Securities”) to investors (the “Investors”) prior to the Maturity Date in an equity financing with total proceeds to the Company of not less than $10,000,000 (excluding the conversion of the Promissory Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity) (a “Qualified Financing”), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the cash price per share paid for Equity Securities by the Investors in the Qualified Financing multiplied by 0.75 in some notes or 0.8 in some other notes; provided, that if such Qualified Financing is also a Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation, as amended, restated, and otherwise in effect from time to time, the “Certificate of Incorporation”), shall govern with respect to the conversion of this Note. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the “Conversion Price”) is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors. For the avoidance of doubt, such newly created series of preferred stock described in the preceding sentence shall be pari passu with the Equity Securities issued in the Qualified Financing.
b)	If the Company consummates a transaction that is a Deemed Liquidation Event (as defined in the Certificate of Incorporation) while this Note remains outstanding, then the outstanding principal amount of this Note and any unpaid accrued interest shall, immediately prior to the closing of such Deemed Liquidation Event, automatically convert in whole without any further action by the Holder into shares of a newly created series of preferred stock (“New Senior Preferred Stock”) at a conversion price equal to the Original Issue Price (as defined in the Certificate of Incorporation) for the most senior series of preferred stock of the Company outstanding at such time (the “New Senior Preferred Conversion Price”). The New Senior Preferred Stock shall have the identical rights, privileges, preferences and restrictions as the most senior series of preferred stock of the Company outstanding at the time of such conversion, other than with respect to: (i) the per share liquidation preference, which shall be equal to two (2) times in some notes three (3) times in the other notes the New Senior Preferred Conversion Price; (ii) the conversion price for purposes of price-based anti-dilution protection, which will equal the New Senior Preferred Conversion Price; and (iii) the per share dividend, which will be the same percentage of the New Senior Preferred Conversion Price as applied to determine the per share dividends of the holders of the most senior series of preferred stock of the Company outstanding at such time relative to the Original Issue Price for such shares. For the avoidance of doubt, the New Senior Preferred Stock shall be senior to the most senior series of preferred stock of the Company outstanding at such time and shall be pari passu with all other securities into which compulsory convertible notes issued by the Company convert.
c)	If this Note has not otherwise been converted pursuant to the above transactions, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into New Senior Preferred Stock, at a conversion price equal to the New Senior Preferred Conversion Price. No notes have been converted through June 30, 2024.

During 2023 and 2024, certain Notes that had reached their maturity date were extended by an additional year. In connection with such extension, the conversion rate was amended from 0.80 to 0.75 and liquidation preference is amended from three times to two time in clause (b). All other terms remained the same. The Company accounted for such extension as a modification of the debt instrument. In April, May and June 2024 four Notes have matured. The Company and Note holders are discussing to decide either to extend the term or convert to shares as per the terms of the Notes, with board and shareholders’ approval.

The fair value amount of the convertible debt and accrued expense is summarized as follows:

	June 30, 2024	December 31, 2023
Current portion
Conversion rate at 75%	$1,482,693	$1,356,796
Conversion rate at 80%	$538,424	$606,590
Total current portion	2,021,117	$1,963,386
Long Term portion
Conversion rate at 75%	1,359,967	967,503
Conversion rate at 80%	—	—
Total Long term Portion	$1,359,967	967,503
Total	$3,381,084	$2,930,889

Interest expense on the above debt instruments was $92,200 and $78,628 for the six months ended June 30, 2024, and 2023, respectively. The Company has elected to record the convertible note at fair value. Changes in the fair value of the Convertible Notes for the six months ended June 30, 2024, and 2023 are summarized as follows:

	six months ended
	June 30, 2024	June 30, 2023
Balance, beginning of the year	$2,930,888	$2,832,205
Addition during the year	340,000	—
Interest Accrued	92,200	78,628
Change in fair value	17,996	(327,773)
Total	$3,381,084	$2,583,060

The fair value of the convertible notes is classified within Level 3 of the fair value hierarchy, using the inputs below to calculate the fair value. The Company used a probability weighted scenario analysis to determine the fair value of the convertible notes. The risk-free rate used in the analysis is based on the yield on a US Government zero-coupon bond, interpolated for the period that corresponds to the time to liquidity as at the valuation date.

	As of June 30,	As of December 31,
	2024	2023
Adjusted Interest rate	5.09% - 5.48%	4.87% to 5.50%
Time to Financing Date	5‑7 months	8‑10 months

9.Common stock and Preferred Stock

Authorized Capital

The Company had been authorized to issue 20,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.001 par value per share. In June 2024, the number of authorized shares of preferred stock was increased to 16,000,000 shares.

Preferred and common stock

On June 30, 2024, and December 31, 2023, the Company has issued the following preferred stock:

			Aggregate	Aggregate
			Liquidation	Liquidation
			Preference	Preference
	Number of	Conversion	as of	as of
Series	shares issued	Price	June 30, 2024	December 31, 2023
Series seed	1,078,560	$0.83	$1,296,749	$1,260,811
Series A	2,592,080	$1.22	4,545,601	4,419,626
Series B	965,200	$2.47	3,434,005	3,338,836
Series B‑1	1,480,560	$2.47	5,267,561	5,121,578
Series C	4,432,880	$2.64	16,871,852	16,404,271
Series C‑1	530,040	$2.64	2,017,369	1,961,461
Series D	3,680,440 (Dec 2023) and 4,112,481 (June 2024)	$3.89	22,350,172	20,086,235
Total	14,759,760 (Dec 2023) and 15,191,801 (June 2024)		$55,783,309	$52,592,818

The significant terms of the common and preferred stock, are as follows:

Preferred stock carries an 8% cumulative preference dividend, payable when declared by the Board of Directors. No dividend has been paid on any series of preferred stock as of June 30, 2024. As of June 30, 2024, and December 31, 2023, cumulative dividends in arrears for all classes preferred shares was approximately $16,501,111 and $14,990,827, respectively.

Each share of preferred stock shall be convertible at the option of the holder, without the payment of additional consideration, into units of common stock at the conversion price as defined in the shareholders’ agreement. The conversion price is subject to adjustment in the event of subsequent issuance of common stock at a lower price than the original conversion price. Each series preferred stock is mandatorily convertible into common stock at the conversion price as defined in the shareholders’ agreement on occurrence of an initial public offering (‘IPO’).

In the event of voluntary or involuntary liquidation, dissolution, or winding up of the Company, all classes of preferred stockholders would be entitled to receive, in preference to common shareholders, an amount equal to the original issue price plus accrued and unpaid dividends. All series of preferred stock rank pari passu with each other in terms of liquidation preference except series B1 and C1. Part of the amount invested by series B1 and C1 preferred stock as mentioned in the shareholders’ agreement rank junior to other preferred stockholders, however, rank pari passu with each other. After the liquidation preference payments to all classes of preferred stockholders have been met, preferred shareholders have unlimited right to participate on a prorated basis with common shareholders.

Holders of the preferred stock shall be entitled to elect 5 members of the Board of Directors and also hold certain protective rights with respect to significant corporate transactions as defined. Each holder of common stock shall be entitled to one vote in respect of each share held.

10.Stock-Based Compensation

On December 14, 2018, the Company authorized an Employee Stock Option Plan 2018 (‘ESOP plan’) under which 1,719,720 shares of common stock were reserved/authorized by the Company for issuance to directors, consultants and employees of the Company. The ESOP plan entitles director, consultants and employees of the Company to purchase common stock for each option of the Company at a stipulated price, subject to compliance with vesting conditions i.e. employees remaining in employment during the vesting period and director and consultants to continue rendering services during the vesting period. The options of directors and consultants vest as per the schedule prescribed in the grant letter. These can be exercised any time after the vesting period and during their tenure with the Company. However, the exercise period lapses ninety (90) days after the employee, director or consultant leaves the Company.

The Company recognized $ Nil and $ Nil of stock-based compensation expense (which is included in research and development expenses) in the Company’s Consolidated Statements of Operations and Comprehensive loss for the six months ended June 30, 2024, and 2023, respectively.

The fair value of stock-based compensation transactions is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility for a duration equal to the weighted average life of the instruments, life based on the average of the vesting and contractual periods for employee awards as minimal prior exercises of options in which to establish historical exercise experience), and the risk-free interest rate (based on government bonds). Service and performance conditions attached to the transactions, if any, are not considered in determining fair value. The expected life of the stock options is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The expected term of stock options granted to non-employees is between 5 and 7 years. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Stock-based compensation expense attributable to equity awards granted to employees is measured at the grant date based on the fair value of the award. The expense is recognized on a straight-line basis over the requisite service period for awards that vest, which is generally the period from the grant date to the end of the vesting period. Stock-based awards provided to non-employees are measured and expensed as the services are provided and are remeasured at each reporting period until these stock options vest. There were no stock options granted in 2023. In June 2024, the Company granted options to purchase 643,040 shares of common stock in settlement of accrued compensation (see Note 7). There was no expense recorded for these stock option grants, since these were issued in lieu of previously recognized compensation.

The Company has estimated the fair value of the 2024 stock option awards as of the date of grant by applying the Black-Scholes option-pricing model. In applying the Black-Scholes option pricing model, the Company used the following assumptions:

Risk- free interest rate	5.2%
Expected term	5	years
Expected volatility	76%
Expected dividends	—
Grant date fair value of common stock	$0.90

The summary of stock options activity for the six months ended June 30, 2024 and the year ended December 31, 2023 is as follows:

	Number of	Weighted Average	Weighted Average
	Options	Exercise Price	Time to Expiry
Outstanding as of December 31, 2022	1,101,600	$0.69	7.0 years
Granted during the year	—
Exercised during the year	—
Expired during the year	(288,880)	1.07
Outstanding as of December 31, 2023	812,720	$0.55	6.0 years
Granted during the six months ending June 30, 2024	643,040	$0.90	10.0 years
Exercised during the six months ending June 30, 2024	—
Outstanding as of June 30, 2024	1,455,750	$0.71	6.92 years
Exercisable as of June 30, 2023	1,455,750	$0.71	6.92 years

The following outlines the outstanding and vested stock options by exercise price at December 31, 2023.

	Number of options	Number of options
Exercise price	outstanding	vested
$0.48	700,720	700,720
$1.00	112,000	112,000
Total	812,720	812,720

The following outlines the outstanding and vested stock options by exercise price as of June 30, 2024.

	Number of options	Number of options
Exercise price	outstanding	vested
$0.48	700,720	700,720
$0.90	643,030	643,090
$1.00	112,000	112,000
Total	1,455,750	1,455,750

As of June 30, 2024, there is no future compensation cost to be recognized in the Consolidated Statements of Operations and Comprehensive Loss related to stock options granted through June 30, 2024. The intrinsic value of vested and outstanding stock options was approximately $294,000.

11.Income taxes

Both VTI and VTL generated a current taxable loss for the six months ended June31, 2024, and 2023, and therefore the only current income taxes payable were certain minimum taxes. The effective tax rate for the years ended June 31, 2024 and 2023 was NIL, and differs from the federal statutory income tax rate of 21% principally due to the full valuation allowance recognized against deferred income tax assets, and to a lesser extent due to different tax rates in the jurisdiction of VTL and certain non-deductible expenses for income tax purposes. :

Due to the change in ownership provisions of the Internal Revenue Code, the availability of the Company’s net operating loss carryforwards may be subject to annual limitations against taxable income in future periods, which could substantially limit the eventual utilization of such carryforwards. The Company has not analyzed the historical or potential impact of its equity financings on beneficial ownership and therefore no determination has been made whether the net operating loss carryforward is subject to any Internal Revenue Code Section 382 limitation. To the extent there is a limitation, there would be a reduction in the deferred tax asset with an offsetting reduction in the valuation allowance. As of December 31, 2023, VTI has net operating loss carry-forwards of approximately $15,700,000 in the United States which shall expire as follows: $3.8 million has no expiry, $10.2 million expiry in 2039 and $1.7 million expiry in 2038.

12.Leases

The Company leases offices and laboratory space in India under a one year lease terminating in December 2024, with a monthly rental payment which ranged from approximately $2,000 to $4,000 per month. From September 2021 through December 2022, the landlord did not charge the Company for contractual rent escalations. The leases were extended for a one-year period ending December 2024 with monthly payments ranging from $2,500 to $2,900 per month. The Company has an intention to renew the leases for the two additional years allowed under the lease agreement.

Operating leases are presented in the Company’s consolidated balance sheets as right-of-use assets from leases, current lease liabilities and long-term lease liabilities. The assets and liabilities from our leases are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term using the Company’s incremental borrowing rates. Short-term leases, which have an initial term of 12 months or less, are not recorded on the balance sheet. As the Company’s operating leases do not provide implicit rates, the Company has utilized its incremental borrowing rate, determined based on the long-term borrowing costs of companies with similar credit profiles, to record its lease obligations. For operating leases, the Company recognizes the minimum rental expense on a straight-line basis based on the fixed components of a lease arrangement. The Company will amortize this expense over the term of the lease beginning with the lease commencement date.

If the Company renews the lease for the entire three-year period, as expected, the annual lease payments will be approximately $30,000, $32,000, and $35,000 in the years ended December 31, 2024, 2025 and 2026, respectively. The following table presents information about the amount and timing of liabilities arising from the Company’s operating leases as of June 30, 2024, and 2023:

Lease payments – From July 2024 to December 2024	$18,585
Lease payments – 2025	32,130
Lease payments – 2026	34,539
Total undiscounted operating lease payments – due in 2023	$85,254
Less: Imputed interest	(10,418)
Present value of operating lease liabilities	$74,836
Current portion of lease liability	$26,370
Long-term portion of lease liability	47,769
Total lease liability	$74,139
Weighted average remaining lease term in years	3.0
Weighted average discount rate	8.0%

The Right of Use Asset on June 30, 2024, of $74,697 will be amortized over the three-year remaining under lease term.

The Right of Use Asset balance on December 31, 2023, was $87,060. Rent expense was approximately $ 27,765 and $ 28,251 for the years ended June 30, 2024, and 2023 respectively. In the U.S., the Company has month to month shared space arrangements.

13.Commitments and contingencies

CRO contract

In December 2018, the Company entered into an agreement with a Contract Research Organization (“CRO”) for services to be rendered with respect to the phase 2B clinical trials for the VB-1953 product. Pursuant to such an agreement the Company owed the CRO approximately $2,080,000 as of July 2020. The Company and the CRO entered in an agreement in July 2020 (“July Agreement”) which called for payments of $400,000 over several installments in 2020 and the remainder upon consummation of a fundraising, as defined in the July Agreement, with any remaining balance to be paid as of March 2021. During 2020, the Company paid $400,000 towards such obligation. As of December 31, 2023, and 2022, the outstanding balance due to the CRO was approximately $1,680,210. Also pursuant to the July Agreement, if the balance remains outstanding as of March 2021, then the balance could convert to Series D preferred stock at the mutually agreed at Series D preferred conversion price as of the

July Agreement date. During 2022, the Company and the CRO agreed by signing a definitive agreement to convert the liability of $1,680,210 into shares of 432,041 shares of Series D preferred shares( based upon the then estimated fair value of such shares), however the shares were not issued. The Company was required to authorize additional Series D preferred shares in order to consummate this transaction, and accordingly, as of December 31, 2023, $1,680,210 was recorded as a liability to be settled in equity in the consolidated balance sheet. In June 2024, the Company increased its authorized shares of preferred stock and issued the 432,041 shares of Series D preferred stock to settle this liability.

Employee Benefits – Gratuity

The Company has a defined benefit gratuity scheme for its employees in India. This gratuity scheme provides for lump sum payment in accordance with the provisions of Payment of Gratuity Act, 1972 to vested employees at retirement or death while in employment or on termination of employment of an amount equivalent to 15 days basic salary payable for each completed year of service or part thereof in excess of six months subject to a limit of INR 1,000,000 (equivalent to approximately $12,000). Vesting occurs upon completion of 5 years of continuous service. A roll forward of the liability balance for the six months ended June 30, 2024, and 2023 are as follows:

	Six months ending	Six months ending
	June 30,	June 30,
	2024	2024
Obligation recognized in balance sheet:
Beginning of the six months	$79,854	$78,224
Benefits paid	(6,877)	(15,545)
Expenses charged to profit or loss	1,013	16,430
Currency translation differences	(265)	713
End of the six months	$73,725	$79,822

Employee Benefits – Leave Encashment

Accumulated Compensated absences or paid leave encashment, which are expected to be encashed within 12 months from the end of the year and are treated as short term employee benefits. The obligation towards the same is measured at the expected cost of accumulating compensated absences as the additional amount expected to be paid as a result of the unused entitlement at the end of the year. Actuarial gains or losses are recognized in the Consolidated statement of Operations and Comprehensive Loss in the year in which they arise. A roll forward of the liability balance for the six months ended June 30, 2024, and 2023 are as follows:

	Six months ending	Six months ending
	June 30,	June 30,
	2024	2024
Obligation recognized in balance sheet:
Beginning of the six months	$84,647	$83,724
Benefits paid	(1,518)	(8,593)
Expenses charged to profit or loss	(525)	9,643
Currency translation differences	(281)	762
End of the six months	$82,323	$85,536

Employee Benefits – Provident Fund

In accordance with Indian law, all employees in India are entitled to receive benefits under the ‘Provident Fund’, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently at 12%) of the employees’ basic salary. These contributions are made to the fund which is administered and managed by the Government of India. The Company’s monthly contributions to the above-mentioned plans are charged to consolidated statements of operations loss in the year they are incurred and there are no further obligations under the plan beyond those monthly contributions. The Company’s contribution towards the Provident Fund during the six months ended June 30, 2024, and 2023 was approximately $810 and $909, respectively.

Litigation

From time to time, the Company is involved in various disputes, claims, liens and litigation matters arising out of the normal course of business which could result in a material adverse effect on the Company’s combined financial position, results of operations or cash flows. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. As of June 30, 2024, and December 31, 2023, the Company had no outstanding claims or litigation and had no liabilities recorded for loss contingencies.

14.Segments

The Company operates in two segments – the sale of products and licensing/service income in India (“Pharmaceutical Segment”) and the development of biotechnology products (“Biotechnology Segment”), with substantially all of the resources of the Company focused on its biotechnology activities. The Company purchases substantially all of the products for the Pharmaceutical Segment from a third-party manufacturer. Other income items relate to corporate financing activities outside of these two segments. Reporting by segment is summarized as follows:

	Unaudited			Unaudited
	For the six months ending June 30, 2024			For the six months ending June 30, 2023
Amount in USD	Biotechnology	Pharmaceutical	Total	Biotechnology	Pharmaceutical	Total
Revenues	$—	$110,990	$110,990	$—	$223,845	$223,845
Gross margin	$—	$110,990	$110,990	$—	$90,604	$90,604
Operating expenses
Depreciation and amortization	$9,056		$9,056	$9,316	$—	$9,316
SGA & R&D	$616,305	$68,891	$685,196	$500,196	$63,870	$564,066
Total Operating expenses	$625,361	$68,891	$694,252	$509,512	$63,870	$573,382
Other expenses
Interest expense	$107,487		$107,487	$(22)		$79,874
Significant Non cash items	$17,996		$17,996	$(21)		$(327,773)
Unusual Items	$(1,703)		$(1,703)	$(23)		$(2,453)
Other expenses	$123,780	$—	$123,780	$(66)	$—	$(250,352)
Segment income/loss before tax	$(749,141)	$42,099	$(707,042)	$(509,446)	$26,734	$(232,426)
Income tax	$—	$—	$—	$—	$—	$—
Net income	$(749,141)	$42,099	$(707,042)	$(509,446)	$26,734	$(232,426)

The Company derives revenues from the sale of products, including royalties related to sales of such products and from the license of technology. Substantially all revenues for the six months ended June 30, 2024, and 2023 are derived from one customer, a significant pharmaceutical company based in India (“Major Customer”). Revenues for the six months ended June 30, 2024, and 2023 are summarized as follows:

	Six months ending	Six months ending
	June 30,	June 30,
	2024	2023
Sale of Dandruff Lotion and Shampoo Trading	—	$221,449
Licensing and milestone fees	—	—
Service fee for arrangements for sale of Dandruff products	103,260	—
Royalty income related to above product sales	7,730	2,396
Total	$110,990	$223,845

In December 2020, the Company entered into a licensing contract for a product to such Major Customer, whereby the Company would be entitled to development and sales-based milestones and royalties on future sales of the product by the Major Customer. In 2021, the Company received $98,490 as a product development milestone payment which was recognized as revenue, as the development process was completed at that time. No sales-based milestones or royalties have been received under this license through December 31, 2023.

During 2023, the Company amended its arrangement with the Major Customer such that the Company will no longer be responsible for purchasing and selling inventory of the Dandruff Lotion and Shampoo, but instead will receive a net service fee payment for sales of such products made by the Major Customer. These payments are recorded as service fee revenue in the period earned.

15.Due to affiliates

The Company incurred consultancy charges to certain members of the Board of Directors of the Company (“Directors”) recognized as selling, general and administrative expenses in the consolidated statements of operations amounting to approximately $50,000 and $50,000 for the six months ended June 30, 2024, and 2023, respectively. The amount outstanding to such Directors as of June 30, 2024, and December 31, 2023, is approximately $50,000 and $450,000, respectively, which is included in the due to affiliates in the consolidated balance sheet.

The Company incurred compensation expense to the Chief Executive Officer of the Company (“CEO”) recognized as selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss amounting to approximately $260,000 for the six months ended June 30, 2024, and 2023. The amount outstanding as at the end of June 30, 2024, and December 31, 2023, to the CEO is $106,000 and $651,298, respectively, which is included in Salary and Employment benefits Payable in the Consolidated Balance Sheets. See also Note 7 for settlement of a portion of the salary payable.

Certain Directors have provided short term advances to the Company from time to time, amounting to $33,774 as of June 30, 2024. This is included in due to affiliates in the accompanying Consolidated Balance Sheets and was yet to repaid as of the dated of these financial statements.

16.Subsequent events

For the consolidated financial statements as at and for the six months ended June 30, 2024, we have evaluated subsequent events through the date the consolidated financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the transactions described below:

After June 30, 2024, the Company has signed the written subscription agreements of approximately $356000 through the issuance of compulsorily convertible notes in Vyome Therapeutics Inc, and cumulative convertible debentures in Vyome Therapeutics Limited. Out of the above, an amount of $269,667 is received by the Company.

The Company has signed a definitive agreement to do a reverse merger into a Nasdaq listed company.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

RESHAPE LIFESCIENCES INC.,

RAIDER LIFESCIENCES INC.,

and

VYOME THERAPEUTICS, INC.

Dated July 8, 2024

A-i

A-ii

Schedule 1 – Vyome Stockholders Delivering Support Agreements

Schedule 2 – Parties Delivering Lock-Up Agreements

Schedule 3 – Knowledge Individuals

Exhibit A – Form of Vyome Support Agreement

Exhibit B – Form of Lock-Up Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated July 8, 2024, by and among ReShape Lifesciences Inc., a Delaware corporation (“ReShape”), Raider Lifesciences Inc., a Delaware corporation and wholly-owned subsidiary of ReShape (“Merger Sub”), and Vyome Therapeutics, Inc., a Delaware corporation (“Vyome”). Capitalized terms used and not otherwise defined herein have the meanings set forth in ARTICLE 1 below.

WHEREAS, the ReShape Board and Vyome Board have determined that a business combination between ReShape and Vyome presents the opportunity for their respective companies to achieve long-term financial and strategic benefits and accordingly have determined to effect a business combination upon the terms and conditions set forth in this Agreement.

WHEREAS, the ReShape Board and Vyome Board propose to effect such business combination pursuant to which Merger Sub will merge with and into Vyome, with Vyome surviving as a wholly-owned subsidiary of ReShape, and pursuant to which each share of Vyome Common Stock and Vyome Preferred Stock outstanding at the Effective Time will be converted into the right to receive ReShape Shares as more fully provided in this Agreement.

WHEREAS, the Vyome Board has determined that the Merger and the transactions contemplated by this Agreement are advisable and in the best interests of Vyome Stockholders and, by resolutions duly adopted, has approved and adopted this Agreement and resolved to recommend that Vyome Stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger (the “Vyome Recommendation”).

WHEREAS, the ReShape Board has determined that this Agreement and the other transactions contemplated by this Agreement, pursuant to which the ReShape Stockholders would have a continuing equity interest in the combined businesses through the continued ownership of ReShape Shares, are advisable and in the best interests of ReShape and the ReShape Stockholders and, by resolutions duly adopted, has approved and adopted this Agreement and, effective as of the Effective Time, the amendment and restatement of ReShape’s certificate of incorporation and resolved to recommend that the ReShape Stockholders (i) approve the issuance of shares in connection with the Merger and (ii) authorize the ReShape Board to amend ReShape’s certificate of incorporation, as amended, to approve such proposals as may be required to effect the transactions contemplated by this Agreement (collectively, the “ReShape Recommendation”).

WHEREAS, the board of directors of Merger Sub by resolutions duly adopted, has approved and adopted this Agreement.

WHEREAS, following the execution and delivery of this Agreement, it is anticipated that the stockholders of Vyome set forth on Schedule 1 (the “Vyome Support Agreement Parties”) will execute and deliver a Support Agreement, in substantially the form attached as Exhibit A (the “Vyome Support Agreement”).

WHEREAS, concurrently with the execution and delivery of this Agreement, each of the parties set forth on Schedule 2 has executed and delivered a lock-up agreement in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreements”).

WHEREAS, concurrently with the execution and delivery of this Agreement, ReShape, Vyome, Vyome India and certain accredited investors have entered into agreements (the “Concurrent Financing Agreements”) pursuant to which each such accredited investor has agreed to purchase securities of Vyome, Vyome India and ReShape in the amount and on the terms and conditions set forth in the Concurrent Financing Agreements (the “Concurrent Financing”), which Concurrent Financing Agreements also provides for the closing of the sale of ReShape securities immediately following the Effective Time.

WHEREAS, concurrently with the execution and delivery of this Agreement, ReShape and the requisite holders of ReShape Series C Preferred Stock have executed a definitive agreement (the “ReShape Series C Amendment Agreement”) to amend the terms of the ReShape Series C Preferred Stock on the terms and conditions set forth therein, subject to and effective immediately prior to the Effective Time.

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and by being signed by ReShape, Merger Sub, and Vyome is, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code.

WHEREAS, Vyome is proposing to enter into the following option agreements on or before the Closing Date (collectively, the “Option Agreements”)

(i)Option Agreement with ReShape, Vyome Therapeutics Limited, a wholly-owned subsidiary of Vyome (“Vyome India”) and the stockholders of Vyome India (such stockholders, the “VTL Indian Stockholders”), and pursuant to which the VTL Indian Stockholders will continue to hold their shares of common stock of Vyome India (“VTL Option Agreement Shares”) and have a right to receive shares of ReShape after the Closing; and

(ii)Option Agreement with ReShape, Vyome and the stockholders of Vyome (such stockholders, the “VTI Indian Stockholders”), and pursuant to which the VTI Indian Stockholders will continue to hold their shares of Vyome Common Stock (“VTI Option Agreement Shares” and together with the VTL Option Agreement Shares, the “Option Agreement Shares”) and have a right to receive shares of ReShape after the Closing,

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, the parties agree as follows:

ARTICLE 1

DEFINITIONS

1.01    (a)   Definitions.  For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Acquisition Proposal” shall mean, with respect to ReShape or Vyome, other than the transactions contemplated by this Agreement and, with respect to ReShape, other than the ReShape Asset Sale, any proposal, offer or inquiry, whether or not in writing, for any transaction or series of transactions involving the (i) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization, stock repurchase program or other similar transaction involving such party or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole.

“Action” means any pending or threatened claim, demand, notice, action, suit, arbitration, proceeding or investigation.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Business Day” means any day that is not a Saturday, a Sunday or a day which banks are required or permitted to be closed in the United States.

“Capital Leases” means all obligations for capital leases (determined in accordance with GAAP).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain mutual confidentiality agreement between ReShape and Vyome dated as of December 20, 2023.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Determination Date” means the date that is 10 calendar days prior to the anticipated date for the Closing Date, as agreed upon by ReShape and Vyome at least 10 calendar days prior to the ReShape Stockholders’ Meeting.

“DGCL” means the Delaware General Corporation Law.

“Environmental Laws” means to the extent applicable to the conduct of a party’s business as of the date hereof, all federal, state, provincial, municipal, local and foreign Laws, statutes, regulations, ordinances and by-laws that have the force or effect of law, and all judicial and administrative orders and determinations that are binding upon a party, and all policies, practices and guidelines of a Governmental Body that have, or are determined to have, the force of law, concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date and all authorizations, licenses and permits issued or required to be issued thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor federal statute thereto and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has been, under common control, or treated as a single employer, with a party under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Ratio” means the ratio (calculated to the nearest 1/10,000 of share) obtained by dividing (a) the Vyome Merger Shares by (b) the Total Vyome Outstanding Shares.

“FDA” means the U.S. Food and Drug Administration.

“FDA Fraud Policy” means the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46,191 (September 10, 1991) and any amendments thereto.

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof, applied in a manner consistent with a party’s past practice.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other government or quasi-governmental authority or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means petroleum or any hazardous substance as defined in CERCLA or any waste, material or substance that is regulated, defined, designated or otherwise determined to be dangerous, hazardous, radioactive, explosive, toxic or a pollutant or contaminant under or pursuant to any Environmental Law.

“Healthcare Laws” means, to the extent applicable to the conduct of a party’s business as of the date hereof, the Food, Drug, and Cosmetic Act, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. §§ 1395nn), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and the exclusion laws (42 U.S.C. § 1320a-7), all regulations or guidance promulgated pursuant to such Laws, and any other federal, or state Law that regulates the design, development, testing, studying, manufacturing, processing, storing, importing or exporting, licensing, labeling or packaging, advertising, distributing or marketing medical device products, or that is related to kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care services.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business); (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (d) all obligations of such Person under Capital Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability); and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) shall be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Intellectual Property” means all intellectual property and industrial rights including those arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon, (ii) all trademarks, service marks, trade names, service names, brand names and trade dress rights, and all applications, registrations and renewals thereof, (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights, (iv) trade secrets and (v) all other intellectual property rights arising from or relating to Technology.

“Intervening Event” means, with respect to ReShape, any material event or development or material change in circumstances first occurring, arising or coming to the attention of the board of directors of such party after the date of this Agreement to the extent that such event, development or change in circumstances (i) was neither known by such party nor reasonably foreseeable by such party as of or prior to the date of this Agreement and (ii) does not relate to an Acquisition Proposal; provided, however, that in no event shall the changes in the market price or trading volume of the ReShape Shares or the fact that such party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be considered an Intervening Event; provided, further, however, that the underlying causes of such change or fact shall not be excluded by this clause.

“Knowledge” of a party (or words of similar import) means, (i) with respect to ReShape, the actual knowledge of the individuals listed on Schedule 3 (without, for the avoidance of doubt, any duty or obligation to make any investigations), and (ii) with respect to Vyome, the actual knowledge of the individuals listed on Schedule 3 (without, for the avoidance of doubt, any duty or obligation to make any investigations).

“Law” means any foreign or U.S., federal, state or local law (including common law), treaty, statute, code, order, ordinance, Permit, rule, regulation, guidance document or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including any Environmental Law.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, encumbrance or restriction.

“Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of ReShape or Vyome and its respective Subsidiaries, taken as a whole, or (b) the ability of a party to consummate the transactions contemplated hereby, other than, in the case of clause (a), any change, effect, event, circumstance, occurrence, state of facts or development related to or resulting from (i) general business or economic conditions affecting the industry in which such party operates, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (ii) any natural disaster, epidemic or pandemic (including COVID-19), or national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (iv) changes in GAAP; (v) changes in Laws, rules, regulations, orders, or other binding directives issued by any Governmental Body; (vi) the taking of any action explicitly contemplated hereby or the other agreements contemplated hereby; (vii) the announcement of the transactions contemplated by this Agreement; (viii) any adverse change in or effect on the business of the party that is cured by or on behalf of the party before the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Article 8; or (ix) the failure, in and of itself, to meet internal or published projections, forecasts, budgets, or revenue, sales or earnings predictions for any period (but not the facts or circumstances underlying or contributing to any such failure).

“Nasdaq” means the Nasdaq Capital Market or such other Nasdaq market on which the ReShape Shares then trade, as applicable.

“Organizational Documents” means the certificate of incorporation, articles of incorporation, by laws or other charter documents of a company.

“Permits” means all approvals, authorizations, certificates, consents, licenses, orders, exemptions, registrations and permits and other similar authorizations of all Governmental Bodies and all other Persons.

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by a party and for which adequate reserves are established in the financial statements in accordance with GAAP on a party’s financial statements, (ii) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts which are not delinquent and which are not, individually or in the aggregate, significant, (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over leased real property, which are not violated by the current use and operation of such leased real property, (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to leased real property, which do not materially impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with such party’s business, (v) Liens arising under worker’s compensation, unemployment insurance and social security, and (vi) purchase money liens and liens securing rental payments under Capital Leases.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation and benefit plan, policy, program, arrangement or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not and covering one or more current or former employees, directors or individual independent contractors (or the dependents thereof), including, without limitation, any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, consulting, change in control, bonus, incentive, deferred compensation, pension, supplemental retirement, employee loan, health, dental, vision, workers’ compensation, collective bargaining, disability, life insurance, death benefit, welfare, vacation, paid time off, leave of absence, employee assistance, legal services, tuition assistance, fringe benefit or other material benefit plan, policy, program, arrangement or agreement.

“Products” means any product that a party has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by such party.

“ReShape Asset Purchase Agreement” means the Asset Purchase Agreement, dated as of the date hereof, by and between ReShape and Ninjour Health International Limited.

“ReShape Asset Sale” means the closing of the transactions contemplated by the ReShape Asset Purchase Agreement for (a) the sale by ReShape of certain assets comprising all or substantially all of the products and other intangible assets (excluding cash) in ReShape’s product portfolio; and (b) the assignment and assumption of certain liabilities related to the products and intangible assets under (a) above, including ordinary course trade payables.

“ReShape Balance Sheet” means that audited consolidated balance sheet of ReShape and its consolidated Subsidiaries as of December 31, 2023 set forth in ReShape’s Annual Report on Form 10-K filed with the SEC on April 1, 2024.

“ReShape Balance Sheet Date” means December 31, 2023.

“ReShape Board” means the board of directors of ReShape.

“ReShape Equity Plan” means either ReShape’s 2003 Stock Incentive Plan or ReShape’s 2020 Equity Incentive Plan, each as amended from time to time.

“ReShape Net Cash” means (a) the sum of ReShape’s cash and cash equivalents as of the Anticipated Closing Date, determined in a manner consistent with the manner in which such items were historically determined and in accordance with ReShape’s audited financial statements and latest balance sheet included in the ReShape SEC Documents, minus (b) the sum of ReShape’s accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the ReShape’s audited financial statements and latest balance sheet included in the ReShape SEC Documents, minus (c) costs for the “tail” insurance policies to be obtained in accordance with Section 6.06(c) of this Agreement, minus (d) the cash cost of any unpaid change of control payments or severance, termination or similar payments that are or become due to any current or former employee, director or independent contractor, security holder, option holder or warrant holder of ReShape (including any payments made to settle any warrants as a result of the transactions contemplated by this Agreement), or any other third party minus (e) the cash cost of any accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of ReShape as of the Closing Date, minus (f) all payroll, employment or other withholding Taxes incurred by ReShape in connection with any payment amounts set forth in clauses (c) or (d), minus (g) any remaining unpaid fees and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which ReShape is liable incurred by ReShape in connection with this Agreement and the transactions contemplated hereby or otherwise. Notwithstanding anything to the contrary set forth above, “Net Cash” will not be reduced by any amounts remaining to be paid by ReShape under the lease agreement for its offices in Irvine, California through the expiration thereof.

“ReShape Option” means each option to acquire ReShape Shares granted under a ReShape Equity Plan or pursuant to a stand-alone stock option agreement.

“ReShape Plan” means each Plan that ReShape or any of its Subsidiaries maintains, contributes to, is obligated to contribute to or with respect to which ReShape or any of its Subsidiaries has or could have any Liability.

“ReShape Recommendation” has the meaning set forth in the Recitals.

“ReShape Registration Statement Tax Opinion” means a written opinion from Fox Rothschild LLP, dated as of such date as may be required by the SEC in connection with the filing of the Form S-4 Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Fox Rothschild LLP shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of ReShape and Vyome.

“ReShape RSU” means each restricted stock unit granted under a ReShape Equity Plan.

“ReShape Series C Certificate of Designation” means the certificate of designation of preferences, rights and limitations of the ReShape Series C Preferred Stock dated June 15, 2021.

“ReShape Series C Preferred Stock” means the series C convertible preferred stock of ReShape.

“ReShape Shares” means the shares of common stock of ReShape, $0.001 par value per share.

“ReShape Stockholder” means a holder of ReShape Shares.

“ReShape Stockholder Approval” means the approval of the required percentage of ReShape Shares to (i) approve the issuance of ReShape Shares in connection with the Merger and (ii) authorize the ReShape Board to amend ReShape’s certificate of incorporation, as amended, to approve such proposals as may be required to effect the transactions contemplated by this Agreement.

“ReShape Warrants” means each warrant to purchase ReShape Shares as set forth in Section 4.03(b) of the ReShape Disclosure Schedule.

“Representative” means the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“SOX” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association, limited liability company, or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company, or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company, or other business entity.

“Superior Proposal” means, with respect to ReShape, any bona fide written Acquisition Proposal with respect to such party made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (A) fifty percent (50%) or more of the assets of such party and its Subsidiaries, taken as a whole, or (B) fifty percent (50%) or more of the equity securities of such party, in each case on terms which the board of directors of such party determines in good faith (after consultation with such party’s financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by any third party in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by this Agreement and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party pursuant to Section 6.04.

“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transaction,” or “business combination” statute or regulation or other similar antitakeover laws of a state or any other Governmental Body.

“Tax” or “Taxes” means (i) any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, in each case whether disputed or not and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including all information returns relating to Taxes of third parties, any claims for refund of Taxes and any amendments or supplements to any of the foregoing.

“Technology” means, collectively, all software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with the foregoing.

“Total ReShape Outstanding Shares” means, as of the Determination Date, the total number of ReShape Shares outstanding expressed on a fully-diluted and as-converted to ReShape Shares basis and assuming the exercise or conversion of all equity-based awards (but excluding any ReShape Options, all of which will be cancelled and terminated immediately prior to the Effective Time), warrants, preferred stock, convertible notes or other securities convertible into ReShape Shares.

“Total Vyome Outstanding Shares” means, as of the Determination Date, the total number of shares of Vyome Common Stock outstanding expressed on a fully-diluted and as-converted to Vyome Common Stock basis and assuming the exercise or conversion of all outstanding options or other equity-based awards, warrants, preferred stock, convertible notes or other securities convertible into Vyome Common Stock; provided, however, that any securities issued in the Concurrent Financing after the Effective Time of the Merger shall be excluded from such total.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“U.S.” means the United States of America.

“Vyome Balance Sheet” means that audited consolidated balance sheet of Vyome and its consolidated Subsidiaries as of December 31, 2023.

“Vyome Balance Sheet Date” means December 31, 2023.

“Vyome Board” means the board of directors of Vyome.

“Vyome Common Stock” means the common stock of Vyome, $0.001 par value per share.

“Vyome Convertible Notes” means the convertible notes issued by Vyome, as set forth on Section 3.03(b) of the Vyome Disclosure Schedule.

“Vyome Equity Plan” means Vyome’s 2018 Equity Incentive Plan, as amended.

“Vyome India” means Vyome Therapeutics Limited, a wholly-owned subsidiary of Vyome incorporated in India.

“Vyome Merger Shares” means the product determined by multiplying (a) the quotient obtained from dividing (i) the Total ReShape Outstanding Shares by (ii) the quotient obtained from dividing (x) the sum of $10,000,000 plus the ReShape Net Cash amount by (y) the sum of $130,000,000 plus the ReShape Net Cash Amount (the result of the calculation under subsection (a)(ii), the

“ReShape Allocation Amount”), by (b) one (1) minus the ReShape Allocation Amount. For purposes of this calculation, the ReShape Net Cash Amount will not be less than $0.

“Vyome Option” means “Option” as defined under Section 1.21 of the Vyome Equity Plan.

“Vyome Plan” means each Plan that Vyome or any of its Subsidiaries maintains, contributes to, is obligated to contribute to or with respect to which Vyome or any of its Subsidiaries has or could have any Liability.

“Vyome Preferred Stock” means, collectively, the shares of Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock outstanding as on the date of this Agreement.

“Vyome Registration Statement Tax Opinion” means a written opinion from Sichenzia Ross Ference Carmel LLP, dated as of such date as may be required by the SEC in connection with the filing of the Form S-4 Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Sichenzia Ross Ference Carmel LLP shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of ReShape and Vyome.

“Vyome Restricted Stock Award” means “Restricted Stock” as defined under Section 1.25 of the Vyome Equity Plan.

“Vyome Stock Grant” means “Stock Grant” as defined under Section 1.30 of the Vyome Equity Plan.

“Vyome Stockholder Approval” means the approval of the required percentage of shares of Vyome Common Stock and Vyome Preferred Stock to approve the adoption of this Agreement and the transactions contemplated by this Agreement, including the Merger.

“Vyome Stockholders” means all holders of shares of Vyome Common Stock and Vyome Preferred Stock.

“Vyome Warrants” means each warrant to purchase capital stock of Vyome.

(b)   The following terms are defined elsewhere in this Agreement, as indicated in the table below:

Acceptable Confidentiality Agreement	57
Accounting Firm	18
Activities	55
Agreement	1
Anticipated Closing Date	17
Book-Entry Share	15
Certificate of Merger	13
Closing Date	13
Concurrent Financing	2
Concurrent Financing Agreements	2
Converted Option
Converted Restricted Stock Award
D&O Insurance	61
Determination Date	17
Dispute Notice	17
Dissenting Shares	18
Effective Time	13
Exchange Agent	15
Exchange Fund	16
Excluded Shares	14
Forum	70
Indemnified Parties	60
Joint Proxy Statement	55
Merger	13
Merger Sub	1
Net Cash Calculation	17
Net Cash Schedule	17
Option Agreement	2
Option Agreement Shares	2
Pre-Closing Period	50
Prohibited Payment	30
ReShape	1
ReShape Adverse Recommendation Change	58
ReShape Disclosure Schedule	34
ReShape Intellectual Property	43
ReShape Licenses	47
ReShape Material Contracts	43
ReShape Notice of Change	59
ReShape Real Property	39

ReShape Recommendation	1
ReShape SEC Documents	36
ReShape Stockholders’ Meeting	56
ReShape Support Agreement	2
ReShape Support Agreement Parties	2
Registration Statement	55
Response Date	17
Surviving Corporation	13
Termination Date	67
Vyome	1
VTI Indian Stockholders	2
VTI Option Agreement Shares	2
VTL Indian Stockholders	2
VTL Option Agreement Shares	2
Vyome Adverse Recommendation Change	57
Vyome Disclosure Schedule	20
Vyome Intellectual Property	28
Vyome Licenses	32
Vyome Material Contracts	27
Vyome Real Property	24
Vyome Recommendation	1
Vyome Restricted Stock Award
Vyome Stock Certificate	15
Vyome Stockholders’ Meeting	56
Vyome Support Agreement	1
Vyome Support Agreement Parties	1
WARN	31

1.02    Other Definitional Provisions.

(a)All references in this Agreement to Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end at the close of business on the next succeeding Business Day.

(b)Exhibits and disclosure schedules to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c)The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.

(d)Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. A reference to any Person includes such Person’s successors and permitted assigns.

(e)The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

ARTICLE 2

THE MERGER

2.01    The Merger.  Upon the terms and subject to the conditions of this Agreement, in accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into Vyome (the “Merger”), and (b) the separate corporate existence of Merger Sub shall cease and Vyome shall continue as the surviving corporation (the “Surviving Corporation”) and become, as a result of the Merger, a wholly-owned subsidiary of ReShape.

2.02    Closing.  The closing of the Merger shall take place at a date and time to be specified by ReShape and Vyome, which shall be no later than the third Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in ARTICLE 7 (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions) (such date the “Closing Date”), remotely by exchange of documents and signatures (or their electronic counterparts), unless another time, date or place is mutually agreed upon in writing by ReShape and Vyome.

2.03    Effective Time.  Subject to the provisions of this Agreement, at the closing of the Merger, ReShape and Vyome shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by ReShape and Vyome in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to as the “Effective Time”).

2.04    Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.05    Certificate of Incorporation and Bylaws.  At the Effective Time, the certificate of incorporation of Vyome shall, by virtue of the Merger, be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

2.06    Directors and Officers of Surviving Corporation.  From and after the Effective Time, the persons designated by Vyome shall be the initial directors and executive officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.07    Treatment of Shares, Stock Options, RSUs and Warrants.

(a)At the Effective Time, by virtue of the Merger and without any further action on the part of ReShape, Merger Sub, Vyome or any holder of shares thereof:

(i)each share of Vyome capital stock held as of the Effective Time by ReShape, Merger Sub or by Vyome as treasury shares (the “Excluded Shares”), shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)each share of Vyome Common Stock outstanding immediately prior to the Effective Time (other than the Excluded Shares and the shares of Vyome Common Stock forming part of the Option Agreement Shares) shall be canceled and converted into the right to receive a number of fully paid and non-assessable ReShape Shares equal to the Exchange Ratio;

(iii)each share of Vyome Preferred Stock outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall be canceled and converted into the right to receive a number of fully paid and non-assessable shares of Vyome Common Stock in accordance with the terms and conditions of such Vyome Preferred Stock (which shares of Vyome Common Stock shall then, immediately prior to the Effective Date, be canceled and converted into the right to receive a number of fully paid and non-assessable ReShape Shares equal to the Exchange Ratio in accordance with (ii) above);

(iv)each Vyome Warrant outstanding immediately prior to the Effective Time shall be converted into and exchangeable for warrants to purchase a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome Warrant multiplied by the Exchange Ratio with an exercise price equal to the exercise price of such Vyome Warrant divided by the Exchange Ratio and otherwise in accordance with the terms and conditions of such Vyome Warrant;

(v)Treatment of Vyome Options, Vyome Restricted Stock Awards and Vyome Stock Grants:

I.

each Vyome Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by ReShape and converted into an option to purchase shares of ReShape Shares (each, a “Converted Option”). Each Converted Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Vyome Option immediately before the Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (i) each Converted Option shall be exercisable for that number of shares of ReShape Shares equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Vyome Common Stock subject to the Vyome Option immediately before the Effective Time and (B) the Exchange Ratio; and (ii) the per share exercise price for each share of ReShape Shares issuable upon exercise of the Converted Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Vyome Common Stock of such Vyome Option immediately before the Effective Time by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of ReShape Shares purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Vyome Option to which Section 422 of the Code applies, the exercise price and the number of shares of ReShape Shares purchasable under such Converted Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code;

II.

At the Effective Time, each Vyome Restricted Stock Award that is outstanding under the Vyome Equity Plan immediately before the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by ReShape and converted into a restricted stock award denominated in shares of ReShape Shares (each, a “Converted Restricted Stock Award”). Each Converted Restricted Stock Award shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Vyome Restricted Stock Award immediately before the Effective Time (including vesting conditions, accumulated dividends, and other dividend rights), except that (i) each Converted Restricted Stock Award shall cover that number of shares of ReShape Shares equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Vyome Common Stock underlying such Vyome Restricted Stock Award and (B) the Exchange Ratio; and (ii) to the extent that such Vyome Restricted Stock Award is subject to performance conditions, any performance conditions shall be deemed to have been satisfied at the target level/performance conditions for any performance periods of the Company that have ended before the Effective Time will conclusively be based on the actual performance achieved and performance conditions for performance periods of the Company that have not ended before the Effective Time will conclusively be based on the target level/any remaining performance periods shall terminate and the Compensation Committee of the Board of Directors shall determine the extent to which such performance conditions have been met and the portion of the award that shall become vested.

III.

At the Effective Time, each Vyome Stock Grant that is outstanding under the Vyome Equity Plan immediately before the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by ReShape and converted into a restricted stock award denominated in shares of ReShape Shares (each, a “Converted Stock Grant”). Each Converted Stock Grant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Vyome Stock Grant immediately before the Effective Time (including vesting conditions, accumulated dividends, and other dividend rights), except that (i) each Converted Stock Grant shall cover that number of shares of ReShape Shares equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Vyome Common Stock underlying such Vyome Stock Grant and (B) the Exchange Ratio; and (ii) to the extent that such Vyome Stock Grant is subject to performance conditions, any performance conditions shall be deemed to have been satisfied at the target level/performance conditions for any performance periods of the Company that have ended before the Effective Time will conclusively be based on the actual performance achieved and performance conditions for performance periods of the Company that have not ended before the Effective Time will conclusively be based on the target level/any remaining performance periods shall terminate and the Compensation Committee of the Board of Directors shall determine the extent to which such performance conditions have been met and the portion of the award that shall become vested.

IV.

before the Effective Time, Vyome and ReShape shall provide such notice, if any, to the extent required under the terms of the Vyome Equity Plan, obtain any necessary consents, waivers or releases; adopt applicable resolutions; amend the terms of the Vyome Equity Plan or any outstanding awards; and take all other appropriate actions to: (a) effectuate the provisions of this Section 2.07(a)(v); and (b) ensure that after the Effective Time, neither any holder of Converted Vyome Options, Converted Restricted Stock Awards or Converted Stock Grants, any beneficiary thereof, nor any other participant in any Vyome Equity Plan shall have any right thereunder to acquire any securities of the Company or to receive any payment or benefit with respect to any award previously granted under the Vyome Equity Plans, except as provided in this Section 2.07(a)(v);

V.

ReShape will (a) reserve for issuance the number of shares of ReShape Shares that will become subject to the Converted Options, Converted Restricted Stock Awards or Converted Stock Grants and (b) issue or cause to be issued the appropriate number of shares of ReShape Shares, upon the exercise of the Converted Options or upon the vesting of the Converted Restricted Stock Awards or the Converted Stock Grant. As soon as practicable after the Effective Time, ReShape will prepare and file with the Securities and Exchange Commission a registration statement on Form S-8 (or other appropriate form) registering a number of shares of ReShape Shares necessary to fulfill ReShape’s obligations under this Section 2.07(a)(v). Such registration statement will be kept effective (and the current status of the prospectus required thereby will be maintained) for at least as long as any Converted Options, Converted Restricted Stock Awards or Converted Stock Grants remain outstanding. ReShape and its counsel as existing immediately prior to the Effective Time shall reasonably cooperate with and assist the post-Closing entity in the preparation of such registration statement.

(vi) each ReShape Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be canceled and terminated without any payment being made in respect thereof as of immediately prior to, and contingent upon, the Effective Time; and

(vii) each ReShape RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall become fully vested as of immediately prior to, and contingent upon, the Effective Time, and will be settled by the issuance of ReShape Shares in accordance with the terms of such ReShape RSU.

The aggregate number of ReShape Shares issuable pursuant to Section 2.07(a) is referred to as the “Merger Consideration.”

(b)No fractional ReShape Shares shall be issued in connection with the Merger, no dividends or distributions of ReShape shall relate to such fractional share interests, no certificates for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a ReShape Stockholder. Any holder of Vyome Common Stock or Vyome Preferred Stock who would otherwise be entitled to receive a fraction of a ReShape Share pursuant to the Merger (after taking into account all shares of Vyome Common Stock or Vyome Preferred Stock held immediately prior to the Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such Vyome Stock Certificate or Book-Entry Shares, be paid in cash the dollar amount determined in accordance with Section 2.07. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional ReShape Shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to ReShape that would otherwise be caused by the issuance of fractional ReShape Shares.

(c)At the Effective Time, by virtue of the Merger and without any action on the part of ReShape, Merger Sub, Vyome or any holder of shares thereof, all shares of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation and shall constitute the only outstanding share of common stock of the Surviving Corporation.

2.08    Closing of Vyome Transfer Books.  At the Effective Time (i) (A) each certificate formerly representing any shares of Vyome Common Stock or Vyome Preferred Stock (other than an Excluded Share) (“Vyome Stock Certificate”) and (B) each uncertificated share of Vyome Common Stock or Vyome Preferred Stock (“Book-Entry Share”) formerly representing shares of Vyome Common Stock or Vyome Preferred Stock (other than an Excluded Share and shares of Vyome Common Stock forming part of the Option Agreement Shares) shall cease to be outstanding and (other than any Excluded Shares and shares of Vyome Common Stock forming part of the Option Agreement Shares) shall represent only the right to receive ReShape Shares (and cash in lieu of any fractional ReShape Shares) as contemplated by Section 2.07 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.14 and all holders of Vyome Stock Certificates or Book-Entry Shares shall cease to have any rights as stockholders of Vyome; and (ii) the stock transfer books of Vyome shall be closed with respect to all shares of Vyome Common Stock (other than shares of Vyome Common Stock forming part of the Option Agreement Shares) or Vyome Preferred Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Vyome Common Stock (other than shares of Vyome Common Stock forming part of the Option Agreement Shares) or Vyome Preferred Stock shall be made on such stock transfer books after the Effective Time. If after the Effective Time, a valid certificate previously representing any shares (other than shares of Vyome Common Stock forming part of the Option Agreement Shares) is presented to the Exchange Agent or to ReShape, such Vyome Stock Certificate shall be cancelled and shall be exchanged as provided in this Article 2.

2.09    Exchange Fund; Exchange of Certificates

(a)Prior to the Closing Date, ReShape and Vyome shall mutually select a bank or trust company, which may be the transfer agent for the ReShape Shares, to act as exchange agent in the Merger (the “Exchange Agent”), and, not later than the Effective Time, ReShape shall enter into an agreement with such bank or trust company which agreement shall be reasonably acceptable to Vyome and shall provide that, at the Effective Time, ReShape shall deposit, for the benefit of the holders of the shares of Vyome Common Stock or Vyome Preferred Stock, ReShape Shares representing the Merger Consideration with the Exchange Agent. The ReShape Shares so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund”.

(b)Without any action on the part of any holder, ReShape shall cause the Exchange Agent to (i) issue, as of the Effective Time, to each holder of Book-Entry Shares that number of uncertificated whole ReShape Shares that the holder is entitled to receive pursuant to this Article 2 and cancel such Book-Entry Shares and (ii) mail to each holder of Book-Entry Shares a check in the amount of any cash payable in respect of such holder Book-Entry Shares pursuant to Section 2.07(b).

(c)As soon as practicable after the Effective Time, and in any event within two Business Days, ReShape shall cause the Exchange Agent to mail to the record holders of Vyome Stock Certificates: (i) a letter of transmittal in customary form and containing such provisions as ReShape and Vyome may reasonably specify (including a provision confirming that delivery of Vyome Stock Certificates shall be effected, and risk of loss and title to the shares of Vyome Common Stock or Vyome Preferred Stock shall pass, only upon delivery of such Vyome Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Vyome Stock Certificates in exchange for the ReShape Shares, as provided in Section 2.07(a). Upon surrender of a Vyome Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or ReShape, (A) the holder of such Vyome Stock Certificate shall be entitled to receive in exchange a certificate or evidence of shares in book entry form representing the number of whole ReShape Shares that such holder has the right to receive pursuant to the provisions of Section 2.07(a) (and cash in lieu of any fractional ReShape Shares) and (B) the Vyome Stock Certificate so surrendered shall immediately be canceled. Until surrendered as contemplated by this Section 2.09(c), each Vyome Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive ReShape Shares (and cash in lieu of any fractional ReShape Shares) as contemplated by this Article 2 and any distribution or dividend with respect to ReShape Shares, the record date for which is after the Effective Time. In the event of a transfer of ownership of shares of Vyome Common Stock or Vyome Preferred Stock that is not registered in the transfer records of Vyome, a certificate or evidence of shares in book-entry form representing the proper number of ReShape Shares may be issued to a Person other than the Person in whose name the Vyome Stock Certificate so surrendered is registered if such Vyome Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuances shall pay any transfer or other Taxes required by reason of the issuance of the ReShape Shares to a Person other than the registered holder of such shares of Vyome Common Stock or Vyome Preferred Stock or establish to the satisfaction of ReShape that such Taxes have been paid or are not applicable. If any Vyome Stock Certificate shall have been lost, stolen or destroyed, ReShape may, in its discretion and as a condition precedent to the issuance of any certificate or evidence of shares in book-entry form representing ReShape Shares, require the owner of such lost, stolen or destroyed Vyome Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as ReShape may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, ReShape, or the Surviving Corporation with respect to such Vyome Stock Certificate.

(d)No dividends or other distributions declared or made with respect to the ReShape Shares with a record date after the Effective Time shall be paid to the holder of unsurrendered Vyome Stock Certificate with respect to the ReShape Shares that such holder has the right to receive pursuant to the Merger until such holder surrenders such Vyome Stock Certificate in accordance with this Section 2.09. All such dividends and other distributions shall be paid by ReShape to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Vyome Stock Certificate in accordance with this Section 2.09. Following surrender of any such Vyome Stock Certificate there shall be paid to the recordholder thereof, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such ReShape Shares.

(e)Any portion of the Exchange Fund that remains undistributed to holders of Vyome Stock Certificates as of the date one (1) year after the Closing Date shall be delivered to ReShape upon demand and any holders of Vyome Stock Certificates who have not therefore surrendered their Vyome Stock Certificates to the Exchange Agent in accordance with this Section 2.09(e) as well as any holders of Book-Entry Shares who have not theretofore cashed any check payable to them in accordance with Section 2.07(b), shall thereafter look only to ReShape for satisfaction of their claims for ReShape Shares, cash in lieu of fractional ReShape Shares and any dividends or distributions with respect to ReShape Shares, subject to applicable abandonee property law, escheat law or similar Law.

(f)Neither ReShape nor the Surviving Corporation shall be liable to any current or former holder of Vyome Common Stock or Vyome Preferred Stock or to any other Person with respect to any ReShape Shares (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Vyome Stock Certificate shall not have been surrendered prior to five (5) years after the Closing Date (or immediately prior to such earlier date on which any ReShape Shares or any dividends or other distributions payable to the holder of such Vyome Stock Certificate would otherwise escheat to or become the property of any Governmental Body), any ReShape Shares issuable upon the surrender of, or any dividends or other distributions in respect of, such Vyome Stock Certificate shall, to the extent permitted by applicable Law, become the property of ReShape, free and clear of all claims or interest of any Person previously entitled thereto.

2.10    Calculation of Net Cash.

(a)For the purposes of this Agreement, the “Determination Date” shall be the date that is 10 calendar days prior to the anticipated date for closing of the Merger, as agreed upon by ReShape and Vyome at least 10 calendar days prior to the ReShape Stockholders’ Meeting (the “Anticipated Closing Date”). Within three calendar days following the Determination Date, ReShape shall deliver to Vyome a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, ReShape’s good faith, estimated calculation of Net Cash (using an estimate of ReShape’s accounts payable and accrued expenses, and including the cash purchase price payable in connection with the ReShape Asset Sale, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined for ReShape’s most recent SEC filings) (the “Net Cash Calculation”) as of the Anticipated Closing Date. ReShape shall make the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by Vyome, available to Vyome and, if requested by Vyome, its accountants and counsel at reasonable times and upon reasonable notice.

(b)Within three calendar days after ReShape delivers the Net Cash Schedule (the “Response Date”), Vyome will have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to ReShape (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c)If on or prior to the Response Date, (i) Vyome notifies ReShape in writing that it has no objections to the Net Cash Calculation or (ii) Vyome fails to deliver a Dispute Notice as provided in Section 2.10(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d)If Vyome delivers a Dispute Notice on or prior to the Response Date, then Representatives of ReShape and Vyome shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(e)If Representatives of ReShape and Vyome are unable to negotiate an agreed-upon determination of Net Cash at the Anticipated Closing Date pursuant to Section 2.10(d) within three calendar days after delivery of the Dispute Notice (or such other period as ReShape and Vyome may mutually agree upon), then ReShape and Vyome shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. ReShape shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and ReShape and Vyome shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection and the Anticipated Closing Date shall be revised as mutually agreed to by ReShape and Vyome (“Revised Anticipated Closing Date”). Vyome and ReShape shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Vyome and ReShape. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Revised Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 2.10(e). The fees and expenses of the Accounting Firm shall be allocated between ReShape and Vyome in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount (and for the avoidance of doubt the fees and expenses to be paid by ReShape shall reduce the Net Cash). If this Section 2.10(e) applies as to the determination of the Net Cash at the Anticipated Closing Date described in Section 2.10(a), upon resolution of the matter in accordance with this Section 2.10(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a redetermination of Net Cash if the Closing Date is more than five Business Days after the Anticipated Closing Date.

2.11    Dissenting Shares.  Notwithstanding any provision in this Agreement to the contrary, shares of Vyome Common Stock or Vyome Preferred Stock outstanding as of immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the applicable portion of Merger Consideration. Holders of such Dissenting Shares will instead be entitled to receive payment for the fair value of such Dissenting Shares as determined in accordance with Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such Dissenting Shares will be treated as if they had been converted as of the Effective Time into the right to receive the applicable portion of the Merger Consideration. Vyome will give ReShape prompt notice of any demands received by Vyome for appraisal of shares and withdrawals of any such demand, and any other communications delivered to Vyome pursuant to or in connection with Section 262 of the DGCL, and Vyome will have the right to direct all negotiations and proceedings with respect to such demands (including settlement offers).

2.12    Withholding.  Each of ReShape, Merger Sub and the Surviving Corporation (as applicable) shall be entitled to deduct or withhold such amounts as it determines, in its sole discretion, are necessary to cover all required withholdings from the amounts payable (including ReShape Shares deliverable) under this Agreement in accordance with the Code and any other applicable Law, and the Exchange Agent shall be entitled to so deduct or withhold to the extent it is entitled as set forth in the General Instructions in the letter of transmittal. Any such withheld of deducted amount shall be timely paid over to the appropriate Governmental Body and treated as though such amount had been paid to the Person in respect of whom such withholding was required.

2.13    Interest; No Liability.  All payments made pursuant to this Article 2, shall be without interest. None of ReShape, Merger Sub nor the Surviving Corporation shall be liable to any Person in respect of any cash or securities delivered to a public official pursuant to any applicable abandoned property law, escheat law or similar Law.

2.14    Adjustments to Prevent Dilution.  Without limiting the other provisions of this Agreement, in the event that Vyome changes the number of Total Vyome Outstanding Shares issued and outstanding prior to the Effective Time or ReShape changes the number of Total ReShape Outstanding Shares issued and outstanding prior to the Effective Time, in either case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the consideration paid in accordance with this Agreement, including the Exchange Ratio, shall be equitably adjusted to reflect such change.

2.15    Further Action.  If, at any time after the Effective Time, any further action is determined by ReShape or Vyome to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to rights and property of Merger Sub and Vyome, the officers and directors of the ReShape shall be further authorized to take such action. ReShape, Merger Sub and the Surviving Corporation also shall take such further actions as may be necessary or desirable to ensure that the Exchange Agent sends out the letters of transmittal to holders of Vyome Common Stock or Vyome Preferred Stock and issues certificates or evidence of shares in book-entry form representing ReShape Shares to such stockholders in accordance with Section 2.09.

2.16    Post-Merger Board and Executive Officers.  The ReShape Board shall take all necessary corporate action including any amendments to the Certificate of Incorporation to cause the following to occur as of the Effective Time: (i) the directors constituting the ReShape Board shall comprise seven (7) directors duly nominated prior to the Effective Time, subject to such individuals’ ability and willingness to serve and shall include: (a) two (2) directors to be nominated by KKG Enterprises, LLC, including the Chairman of the Board of Directors, who shall initially be Krishna Gupta; (b) two (2) directors to be nominated by Shiladitya Sengupta; (c) the Chief Executive Officer, who shall be designee of Vyome (“CEO”), who shall initially be Venkateswarlu Nelabhotla; (d) two (2) non-employee Directors, one of whom shall be the designee of Vyome and the other shall be a designee of ReShape (such designee, the “ReShape Designee”), provided that the term of directorship of the ReShape Designee shall not exceed a period of two (2) years from the Effective Date; (ii) the committees of the ReShape Board shall comprise: (a) an Audit Committee of three (3) members, of which two (2) members shall be designees of Vyome; (b) a Compensation Committee of three (3) members which shall be designees of Vyome; and (c) a Nominating and Corporate Governance Committee of three (3) members which shall be designees of Vyome; and (iii) the executive officers of ReShape shall comprise: (a) the CEO which shall be a designee of Vyome; (b) a Chief Financial Officer which shall be a designee of Vyome; and (c) a Chief Medical Officer which shall be a designee of Vyome. In the event any designee identified becomes unable or unwilling to serve as a director on the ReShape Board or executive officer of ReShape as of the Effective Time, or as a chairperson of a committee or as chairman, a replacement for such designee shall be determined by Vyome or, solely with respect to the ReShape Designee, by ReShape.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF VYOME

Except as disclosed in the confidential disclosure schedule delivered by Vyome to ReShape prior to the execution and delivery of this Agreement (the “Vyome Disclosure Schedule”), Vyome represents and warrants to ReShape as follows:

3.01    Organization and Corporate Power.  Vyome is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of the Subsidiaries of Vyome is a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization. Each of Vyome and its Subsidiaries has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and permits would not have a Material Adverse Effect on Vyome. Each of Vyome and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect on Vyome. True and complete copies of the certificate of incorporation and bylaws of Vyome, as in effect as of the date hereof, have been heretofore made available to ReShape.

3.02    Authorization; Valid and Binding Agreement.  The execution, delivery and performance of this Agreement and each other agreement, document, instrument or certificate contemplated hereby by Vyome and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of Vyome, and, subject to obtaining the Vyome Stockholder Approval, no other proceedings on Vyome’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of Vyome, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3.03    Capital Stock.

(a)The authorized capital stock of Vyome consists of 20,000,000 shares of Vyome Common Stock, 1,078,560 shares of Series Seed Preferred Stock, 2,592,080 shares of Series A Preferred Stock, 965,200 shares of Series B Preferred Stock, 1,480,560 shares of Series B-1 Preferred Stock, 4,432,880 shares of Series C Preferred Stock, 530,040 shares of Series C-1 Preferred Stock 4,112,481 shares of Series D Preferred Stock, and 808,199 shares of undesignated Vyome Preferred Stock, of which, as of the date hereof, 1,893,120 shares of Vyome Common Stock and 1,078,560 shares of Series Seed Preferred Stock, 2,592,080 shares of Series A

Preferred Stock, 965,200 shares of Series B Preferred Stock, 1,480,560 shares of Series B-1 Preferred Stock, 4,432,880 shares of Series C Preferred Stock, 530,040 shares of Series C-1 Preferred Stock and 4,112,481 shares of Series D Preferred Stock, which are convertible into 15,191,801 shares of Vyome Common Stock, are issued and outstanding.

(b)Section 3.03(b) of the Vyome Disclosure Schedule sets forth a true and complete list as of the date hereof of the outstanding Vyome Common Stock, Vyome Preferred Stock, Vyome Convertible Notes, Vyome Options, Vyome Restricted Stock Award and Vyome Warrants, including, with respect to each Vyome Option, Vyome Restricted Stock Award and Vyome Warrant, the number of shares of Vyome Common Stock issuable thereunder or with respect thereto, the holder thereof and the exercise price (if any).

(c)All of the outstanding shares of Vyome Common Stock and Vyome Preferred Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding shares of Vyome Common Stock and Vyome Preferred Stock were issued in compliance with all applicable Laws concerning the issuance of securities. Vyome does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by Vyome. Except as set forth on Section 3.03(b) of the Vyome Disclosure Schedule, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of Vyome, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of Vyome, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require Vyome to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of Vyome, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to Vyome or (v) bonds, debentures, notes or other indebtedness of Vyome having the right to vote on any matters on which stockholders of Vyome may vote.

(d)All of the outstanding Vyome Options and Vyome Restricted Stock Awards have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Plans and applicable Laws.

3.04    Subsidiaries.  The outstanding shares of capital stock or equivalent equity interests of each of Vyome’s Subsidiaries as set forth in Section 3.04 of the Vyome Disclosure Schedule are owned of record and beneficially, directly or indirectly, by Vyome free and clear of all material Liens, pledges, security interests or other encumbrances (other than Permitted Liens).

3.05    No Breach.  Except with respect to clauses (ii) and (iii), for any conflicts, violations, breaches, defaults or other occurrences which would not constitute a Material Adverse Effect on Vyome, the execution, delivery and performance of this Agreement by Vyome and the consummation of the transactions contemplated hereby do not (i) conflict with or violate Vyome’s Organizational Documents, (ii) assuming all consents, approvals authorizations and other actions described in Section 3.06 have been obtained and all filings and obligations described in Section 3.06 have been made, conflict with or violate any Law, statute, rule or regulation or order, judgment or decree to which Vyome, its Subsidiaries or any of its properties or assets is subject or (iii) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of Vyome, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other third party, under the provisions of any Vyome Material Contract.

3.06    Consents, etc.  Except for (i) any filings required under U.S. state securities Laws, (ii) filing of the Certificate of Merger, (iii) any filings with Governmental Authorities required in connection with the transactions contemplated pursuant to the Option Agreement and (iv) any filings of appropriate documents with the relevant authorities of other states in which Vyome or any of its Subsidiaries is qualified to do business, in each case, which have or will be made, Vyome is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Vyome in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Vyome.

3.07    Financial Statements; Disclosure Controls and Procedures.

(a)Vyome has delivered to ReShape its audited financial statements as of December 31, 2023 and for the fiscal year December 31, 2023 (including balance sheet, income statement and statement of cash flows) (collectively, the “Vyome Financial

Statements”). The Vyome Financial Statements have been prepared in accordance with GAAP. The Vyome Financial Statements fairly present in all material respects the financial condition and operating results of Vyome as of the dates, and for the periods, indicated therein. Except as set forth in the Financial Statements, Vyome has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the Vyome Balance Sheet Date; (ii) obligations under contracts and commitments incurred in the ordinary course of business; and (iii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Vyome Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. Vyome maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

(b)Since the Vyome Balance Sheet Date, (i) neither Vyome nor any of its Subsidiaries nor, to the Knowledge of Vyome, any director, officer, employee, auditor, accountant or representative of Vyome or any of its Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Vyome or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Vyome or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and, (ii) to the Knowledge of Vyome, no attorney representing Vyome or any of its Subsidiaries, whether or not employed by Vyome or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, by Vyome or any of its officers, directors, employees or agents to the board of directors or any committee thereof or to any director or executive officer of Vyome.

3.08    No Undisclosed Liabilities.  Except (a) as and to the extent disclosed or reserved against on the balance sheet of Vyome as of the Vyome Balance Sheet Date; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 3.08 of the Vyome Disclosure Schedule, Vyome, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Vyome and its Subsidiaries (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on Vyome.

3.09    Absence of Certain Developments.  Except as expressly contemplated under this Agreement, since the Vyome Balance Sheet Date, there has not been any Material Adverse Effect on Vyome. Except as expressly contemplated hereby and as set forth under Section 3.09 of the Vyome Disclosure Schedule, since the Vyome Balance Sheet Date, Vyome has carried on and operated its business in all material respects in the ordinary course of business consistent with past practice, and Vyome has not:

(a)amended or modified its Organizational Documents;

(b)sold, leased, assigned, transferred or purchased any material tangible assets, in each case in a single or related series of transactions, except in the ordinary course of business;

(c)issued, sold, redeemed or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(d)prior to the date hereof, declared or paid any dividend or other distribution of the assets of Vyome;

(e)made or approved any material changes in its employee benefit plans or made any material changes in wages, salary, or other compensation, including severance, with respect to its current or former officers, directors or executive employees other than increases in base salaries and wages that are consistent with past practices or as required by applicable Law or any Vyome Plan;

(f)paid, loaned or advanced (other than the advance or reimbursement of business expenses in the ordinary course of business consistent with past practice or 401(k) plan loans) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates, or made any loan to, or entered into any other transaction with, any of its directors or officers outside the ordinary course of business or other than at arm’s length;

(g)except as required by applicable Law or under this Agreement, adopted, terminated or materially amended any Vyome Plans;

(h)hired or terminated any officers, consultants or employees of Vyome with annual cash compensation in excess of $100,000, except as disclosed under Schedule 3.09(h);

(i)commenced or settled any Action in which the amount in dispute is in excess of $100,000;

(j)made any material change in accounting principles, methods, procedures or policies, except as required by GAAP;

(k)made, changed or revoked any material Tax election, or settled or compromised any material Tax claim or liabilities, or filed any substantially amended material Tax Return;

(l)(i) authorized, proposed, entered into or agreed to enter into any plan of liquidation, dissolution or other reorganization or (ii) authorized, proposed, entered into or agreed to enter into any merger, consolidation or business combination with any Person;

(m)except in the ordinary course of business, incurred or discharged any Indebtedness;

(n)made capital expenditures or capital additions or betterments in excess of $100,000 in the aggregate;

(o)suffered any material damage, destruction or loss, whether or not covered by insurance;

(p)sold, assigned, transferred, abandoned or allowed to lapse or expire any material Intellectual Property rights (other than certain pending applications that have not been allowed or granted) or other intangible assets owned, used or licensed by Vyome in connection with any product of Vyome or the operation of its business;

(q)been subject to any claim or written threat of infringement, misappropriation or other violation by or against Vyome of Intellectual Property rights of Vyome or a third party;

(r)materially reduced the amount of any insurance coverage provided by existing insurance policies; or

(s)committed to do any of the foregoing.

3.10    Title to Properties.

(a)Vyome and its Subsidiaries have sufficient title to, or hold pursuant to valid and enforceable leases or other comparable contract rights, all of the personal property and other tangible assets necessary for the conduct of the business of Vyome and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not constitute a Material Adverse Effect on Vyome. Except as set forth under Section 3.10(a) of the Vyome Disclosure Schedule, to Vyome’s Knowledge, all such items of tangible personal property are in operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with normal industry practices.

(b)The leased real property described in Section 3.10(b) to the Vyome Disclosure Schedule (the “Vyome Real Property”) constitutes all of the real property used, occupied or leased by Vyome or its Subsidiaries. The Vyome Real Property leases are in full force and effect, and Vyome holds a valid and existing leasehold interest in the Vyome Real Property under each such applicable lease. Neither Vyome nor, to Vyome’s Knowledge, any other party to the applicable Vyome Real Property leases is in default in any material respect under any of such leases. No event has occurred which, if not remedied, would result in a default by Vyome in any material respect under the Vyome Real Property leases, and, to Vyome’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than Vyome in any material respect under the Vyome Real Property leases.

3.11    Tax Matters.

(a)Except as set forth under Section 3.11(a) of the Vyome Disclosure Schedule, (i) Vyome and its Subsidiaries have timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them, (ii) such Tax Returns are complete and correct in all material respects, (iii) Vyome and its Subsidiaries have paid all Taxes as due and payable (whether or not shown on any Tax Return) and, (iv) as of the date of the Vyome Balance Sheet Date, any liability of Vyome or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of Vyome in accordance with applicable accounting practices and procedures. Since the date of the Vyome Balance Sheet, neither Vyome nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business.

(b)Except as set forth under Section 3.11(b) of the Vyome Disclosure Schedule, no claim has been made in writing by any Governmental Body in a jurisdiction where Vyome or any of its Subsidiaries do not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction. There are no material liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Vyome or any of its Subsidiaries. Vyome and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Neither Vyome nor any of its Subsidiaries has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(c)No material deficiencies for Taxes with respect to Vyome or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body. No material non-U.S., federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Vyome or any of its Subsidiaries.

(d)Except as set forth under Section 3.11(d) of the Vyome Disclosure Schedule: (A) There is no outstanding request for any extension of time for Vyome or any of its Subsidiaries to pay any material Tax or file any material Tax Return, other than any such request made in the ordinary course of business, and (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of Vyome or any of its Subsidiaries that is currently in force.

(e)Neither Vyome nor any of its Subsidiaries (as applicable) is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes). Neither Vyome nor any of its Subsidiaries (A) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which was Vyome) or (B) has liability for the Taxes of any Person (other than Vyome or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract, or otherwise (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).

(f)Vyome and its Subsidiaries have established procedures and have been in compliance with the medical device excise tax provisions imposed by Section 4191 of the Code since the effective date of such provisions and to the extent it is applicable to their operations.

(g)Neither Vyome nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any similar provision of state, local or non-U.S. Law).

(h)Neither Vyome nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) by reason of a change in method of accounting or otherwise prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing outside the ordinary course of business; or (v) election under Section 108(i) of the Code.

(i)Neither Vyome nor any of its Subsidiaries have taken or have failed to take, prior to the Effective Time, any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(j)Neither Vyome nor any of its Subsidiaries (i) has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law); (ii) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (iii) has been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; (iv) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code or (v) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(k)None of Vyome’s non-U.S. Subsidiaries (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a).

(l)The prices and terms for the provision of any property or services by or to Vyome or any of its Subsidiaries are on arm’s length basis for purposes of the relevant transfer pricing laws, and all related documentation required by such laws has been timely prepared or obtained and, if necessary, retained.

(m)Neither Vyome nor any of its Subsidiaries has any item of income which could constitute subpart F income within the meaning of Section 952 of the Code.

(n)Neither Vyome nor any of its Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, or is participating in or cooperating with, any international boycott within the meaning of Section 999 of the Code.

(o)Neither Vyome nor any of its Subsidiaries has deferred the withholding or remittance of any Applicable Taxes (as defined below) related or attributable to any Applicable Wages (as defined below) for any employees of Vyome or any of its Subsidiaries up to and through and including Closing Date, notwithstanding Internal Revenue Service Notice 2020-65 (or any comparable regime for state or local Tax purposes). The term “Applicable Taxes” mean such Taxes, and the term “Applicable Wages” means such wages, as defined in Internal Revenue Service Notice 2020-65 (and any corresponding Taxes under state or local tax applicable Law).

(p)Vyome has provided or made available to ReShape all documentation relating to, and is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a territorial or non-U.S. government. The consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order.

3.12    Contracts and Commitments.

(a)As of the date hereof, except as set forth under Section 3.12(a) of the Vyome Disclosure Schedule, Vyome is not a party to nor bound by any:

(i)       “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Vyome or any of its Subsidiaries;

(ii)       Contract (A) relating to the disposition or acquisition by Vyome or any of its Subsidiaries of a material amount of assets (1) after the date of this Agreement, other than in the ordinary course of business consistent with past practice, or (2) prior to the date hereof, which contains any material ongoing obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect that are reasonably likely, under any of them, to result in claims in excess of $100,000 or (B) pursuant to which Vyome or any of its Subsidiaries will acquire any material ownership interest in any other person or other business enterprise other than Vyome’s Subsidiaries;

(iii)      collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body;

(iv)      Contract establishing any joint ventures, partnerships or similar arrangements;

(v)       Contract (A) prohibiting or materially limiting the right of Vyome to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating Vyome to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party or (C) under which any Person has been granted the right to manufacture, sell, market or distribute any product of Vyome on an exclusive basis to any Person or group of Persons or in any geographical area but excluding any distribution, sales representative, sales agent or similar agreement under which Vyome has granted a Person an exclusive geographical area and under which Vyome paid commissions less than $100,000 to such Person in 2023 or from whom Vyome received less than $100,000 from the sale of product to said Person in 2023;

(vi)      Contract pursuant to which Vyome or any of its Subsidiaries (i) licenses any material Intellectual Property from another Person that is used by Vyome or one of its Subsidiaries in the conduct of its business as currently conducted that could require payment by Vyome or any Subsidiary of royalties or license fees exceeding $100,000 in any twelve (12) month period, or (ii) licenses Vyome Intellectual Property to another Person, except licenses provided to direct customers in the ordinary course of business;

(vii)     mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit of $100,000 or more, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned subsidiaries, in each case in the ordinary course of business consistent with past practice;

(viii)    Contract providing for any guaranty by Vyome or any of its Subsidiaries of third-party obligations (under which Vyome or any of its Subsidiaries has continuing obligations as of the date hereof) of $100,000 or more, other than any guaranty by Vyome or any of its Subsidiaries’ obligations;

(ix)      Contract between Vyome, on the one hand, and any Affiliate of Vyome (other than a Subsidiary of Vyome), on the other hand (other than a Vyome Plan);

(x)       Contract containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than Vyome or its Subsidiaries;

(xi)      Contract under which Vyome and Vyome’s Subsidiaries are expected to make annual expenditures or receive annual revenues in excess of $100,000 during the current or a subsequent fiscal year; or

(xii)     Contract to enter into any of the foregoing.

(b)ReShape has been given access to a true and correct copy of all written Vyome Material Contracts, together with all material amendments, waivers or other changes thereto. There are no oral Vyome Material Contracts.

(c)Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Vyome and except as set forth under Section 3.12(c) of the Vyome Disclosure Schedule, (i) Vyome is not in default under any Contract listed, or required to be listed, in Section 3.12(a) of the Vyome Disclosure Schedule (each, a “Vyome Material Contract” and, collectively, the “Vyome Material Contracts”) and (ii) to Vyome’s Knowledge, as of the date hereof, the other party to each of the Vyome Material Contracts is not in default thereunder. Each Vyome Material Contract is legal and in full force and effect and is valid, binding and enforceable against Vyome and, to Vyome Knowledge, each other party thereto. As of the date hereof, no party to any Vyome Material Contract has given any written notice, or to the Knowledge of Vyome, any notice (whether or not written) of termination or cancellation of any Vyome Material Contract or that it intends to seek to terminate or cancel any Vyome Material Contract (whether as a result of the transactions contemplated hereby or otherwise).

3.13    Intellectual Property.

(a)All of the issued patents, registered domain names, registered trademarks and service marks, registered copyrights and pending applications for any of the foregoing that are still being prosecuted, that are currently owned by Vyome or any of its Subsidiaries are set forth in Section 3.13 of the Vyome Disclosure Schedule (together with all material unregistered Intellectual Property currently owned, “Vyome Intellectual Property”). (i) One or more of Vyome and its Subsidiaries owns and possesses all right, title and interest in and to each item of the Vyome Intellectual Property free and clear of all liens other than Permitted Liens; (ii) to the Knowledge of Vyome, no Person is currently infringing, misappropriating, diluting or otherwise violating, or has previously within the past four (4) years infringed, misappropriated, diluted or otherwise violated, any Vyome Intellectual Property; and (iii) no Person has provided written notice of a claim or action or, to the Knowledge of Vyome, threatened a claim or action, challenging the ownership, validity or scope of any Vyome Intellectual Property, and no item of Vyome Intellectual Property is the subject of any outstanding order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Body or arbitrator of which Vyome has received written notice.
(b)To Vyome’s Knowledge, Vyome and its Subsidiaries, their Products and the business of Vyome and its Subsidiaries as currently conducted, does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property owned by another Person and has not infringed, misappropriated, diluted or otherwise violated any Intellectual Property owned by another Person within the past four (4) years. Except as set forth under Section 3.13(b) of the Vyome Disclosure Schedule, to Vyome’s Knowledge, Vyome and its Subsidiaries have not, within the past four (4) years, received any charge, complaint, claim, demand, notice or other communication alleging any infringement, misappropriation, dilution, invalidation or other violation (including any claim that Vyome or a Subsidiary must license or refrain from using any Intellectual Property of another Person in order to avoid infringement, misappropriation, dilution or other violation) of the Intellectual Property of another Person, and there is no pending action, claim, or suit alleging any such infringement, misappropriation, dilution, invalidation or other violation.
(c)Vyome and its Subsidiaries own or have the right to use all Technology necessary for the manufacture, use and sale of Products, as currently marketed for sale, and for the conduct of the business of Vyome and such Subsidiary, respectively, as currently conducted; provided, however, that the foregoing will not be interpreted as a representation regarding the infringement, misappropriation, dilution or other violation of Intellectual Property owned by another Person, which topic is dealt with exclusively in Section 3.13(b) above.
(d)Vyome and its Subsidiaries have taken commercially reasonable efforts to protect and preserve their rights in all Vyome Intellectual Property. To the Knowledge of Vyome, all employees, contractors and consultants who have created Intellectual Property used in the conduct of the business of Vyome or a Subsidiary as currently conducted have assigned to one or more of Vyome or its Subsidiaries all of their rights therein, to the full extent permitted by Law and to the extent such rights would not automatically vest with Vyome or one of its Subsidiaries by operation of Law.

3.14    Litigation.  Except as set forth in Section 3.14 of the Vyome Disclosure Schedule, there are (a) no Actions pending or, (b) to Vyome’s Knowledge, no Actions threatened against Vyome or any of its Subsidiaries, at law or in equity, or before or by any federal, state, provincial, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, and Vyome and its Subsidiaries are not subject to or in violation of any outstanding judgment, order or decree of any court or Governmental Body in each case that would, individually or in the aggregate, have a Material Adverse Effect on Vyome. This Section 3.14 shall not apply to Taxes, with respect to which exclusively the representations and warranties in Section 3.11 shall apply.

3.15    Insurance.  Section 3.15 of the Vyome Disclosure Schedule lists each material insurance policy maintained by Vyome or, to Vyome’s Knowledge, under which Vyome is a named insured or otherwise the principal beneficiary of coverage, including the policy number and the period, type and amount of coverage. All such insurance policies are in full force and effect and shall continue in effect until the Closing Date. Such insurance policies are sufficient, in all material respects in the aggregate, with the operation of Vyome’s business for the industry in which it operates. Vyome is not in default with respect to its obligations under any such insurance policies and, to Vyome’s Knowledge, there is no threatened termination of, or threatened premium increase with respect to, any of such policies, other than in connection with Vyome’s annual renewal process.

3.16    Employee Benefit Plans.

(a)Section 3.16 of the Vyome Disclosure Schedule lists all material Vyome Plans. Each Vyome Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code has received a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service that remains current to the effect that the form of such Vyome Plan is so qualified, and Vyome is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such Vyome Plan. Each Vyome Plan complies in form and in operation in all material respects with the requirements of the Code, ERISA and other applicable Law; and Vyome has not become subject to any material liability by reason of (i) a failure to make any contribution to a Vyome Plan intended to be qualified under Section 401(a) of the Code within the time prescribed for the contribution under ERISA, or (ii) a breach of fiduciary duty or prohibited transaction under ERISA or any other applicable Law, in each case with respect to a Vyome Plan.
(b)With respect to each material Vyome Plan, Vyome has made available true and complete copies of the following (as applicable) prior to the date hereof: (i) the plan document, including all amendments thereto; (ii) the summary plan description along with all summaries of material modifications thereto; (iii) all related trust instruments or other funding-related documents; (iv) a copy of the most recent financial statements for the plan; (v) a copy of all material correspondence with any Governmental Body relating to a Vyome Plan received or sent within the last two years and (vi) the most recent determination or opinion letter.
(c)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Vyome, with respect to the Vyome Plans, (i) all required contributions to, and premiums payable in respect of, such Vyome Plan have been made or, to the extent not required to be made on or before the date hereof, have been properly accrued on Vyome’s financial statements in accordance with GAAP, and (ii) there are no actions, audits, suits or claims pending or, to Vyome’s Knowledge, threatened, other than routine claims for benefits.

(d)No Vyome Plan is, and neither Vyome nor any of its ERISA Affiliates has at any time in the past six years sponsored or contributed to, or has or has had any liability or obligation whether fixed or contingent, with respect to (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Neither Vyome nor its Subsidiaries has any obligation to provide a current or former employee or other service provider (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with Vyome or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law and coverage through the end of the month of termination of employment.
(e)Except as otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any current or former director, employee or individual independent contractor, (ii) increase or otherwise enhance any benefits or compensation otherwise payable to any such individual, (iii) result in the acceleration of the time of payment or vesting of any benefits under any Vyome Plan, (iv) require Vyome or its Subsidiaries to set aside any assets to fund any benefits under a Vyome Plan or result in the forgiveness in whole or in part of any outstanding loans made by Vyome to any Person, or (v) result in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 or Section 409A (or, in either case, any corresponding provision of state, local or foreign Tax law). Vyome has no obligation to pay any gross-up in respect of any Tax under Code Section 4999 or Section 409A (or any corresponding provision of state, local or foreign Tax law).

3.17    Compliance with Law; Permits.

(a)Vyome and each of its Subsidiaries hold all Permits from Governmental Bodies required to operate their respective businesses as they are being conducted as of the date hereof, and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permit would, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect on Vyome, and no proceeding is pending or, to the Knowledge of Vyome, threatened to revoke, suspend, cancel, terminate or adversely modify any such Permit. Neither Vyome nor any of its Subsidiaries is in material violation of, or in default under, any Law, in each case applicable to Vyome or any of its Subsidiaries or any of their respective assets and properties. Notwithstanding the foregoing, this Section 3.17 shall not apply to Taxes, employee benefit plans, environmental matters, labor and employment matters or regulatory matters, which are the subjects exclusively of the representations and warranties in Section 3.11, Section 3.16, Section 3.18, Section 3.19 and Section 3.20, respectively.
(b)None of Vyome, any of Vyome’s Subsidiaries, any of their respective officers or employees or, to the Knowledge of Vyome, any of its suppliers, distributors, licensees or agents, or any other Person acting on behalf of Vyome or any of its Subsidiaries, directly or indirectly, has (i) made or received any payments in violation of any Law (including the U.S. Foreign Corrupt Practices Act), including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit to or from any employee, official or agent of any Governmental Body where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit, or the purpose thereof, was illegal under any Law (including the U.S. Foreign Corrupt Practices Act) (any such payment, a “Prohibited Payment”); (ii) provided or received any product or services in violation of any Law (including the U.S. Foreign Corrupt Practices Act); or (iii) been subject to any investigation by any Governmental Body with regard to any Prohibited Payment.

3.18    Environmental Compliance and Conditions.  Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Vyome,

(a)Vyome is and has been in compliance with all Environmental Laws;
(b)Vyome holds, and is and has been in compliance with, all authorizations, licenses and permits required under Environmental Laws to operate its business at the Vyome Real Property as presently conducted;
(c)Vyome has not received any notice from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws;

(d)no Hazardous Substance has ever been released, generated, treated, contained, handled, used, manufactured, processed, buried, disposed of, deposited or stored by Vyome or on, under or about any of the real property occupied or used by Vyome. Vyome has not disposed of or released or allowed or permitted the release of any Hazardous Substance at any real property, including the Vyome Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under CERCLA or any other Environmental Laws; and
(e)to Vyome’s Knowledge, there are no and have never been any Hazardous Substances present on, at, in or under any real property currently or formerly owned, leased or used by Vyome for which Vyome has, or may have, Liability.

3.19    Employment and Labor Matters.  Vyome is not a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body, and there are no such agreements which pertain to employees of Vyome in existence or in negotiation; and no employees of Vyome are represented by a labor union, works council or other employee representative body (other than any statutorily mandated representation in non-U.S. jurisdictions). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Vyome, (a) Vyome has not experienced any strike or grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two (2) years; and (b) there are no Actions or any disputes pending or threatened (A) between Vyome and any of its current or former employees or individual independent contractors or (B) by or before any Governmental Body affecting Vyome concerning employment matters. There is no current campaign being conducted to solicit cards from or otherwise organize employees of Vyome or to authorize a labor union, works council or other employee representative body to request that the National Labor Relations Board (or any other Governmental Body) certify or otherwise recognize such a body with respect to employees of Vyome, and Vyome has not been subject to an application by a labor union, works council or other employee representative body to be declared a common or related employer under labor relations legislation. Vyome is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, discrimination, employment equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law. There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to Vyome within the six (6) months prior to the date hereof. As of the date hereof, to Vyome’s Knowledge, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to Vyome or any of its Subsidiaries to terminate employment with Vyome or any of its Subsidiaries within the next twelve (12) months.

3.20    FDA and Regulatory Matters.

(a)Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Vyome, Vyome is, and since December 31, 2020, has been, in compliance with all Healthcare Laws applicable to Vyome and its Products. Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Vyome, the design, development, investigation, manufacture, testing, sale, marketing and distribution of Products by or on behalf of Vyome is being, and has been since December 31, 2020, conducted in material compliance with all applicable Healthcare Laws, including, without limitation, requirements relating to clinical and non-clinical research, product approval or clearance, premarketing notification, labeling, advertising and promotion, record-keeping, adverse event reporting, reporting of corrections and removals, and current good manufacturing practices for medical device products. Vyome and, to Vyome’s Knowledge, any contract manufacturers assisting in the manufacture of the Products or Product components are, and, since December 31, 2020, have been, in compliance with FDA’s device registration and listing requirements to the extent required by applicable Healthcare Laws insofar as they pertain to the manufacture of Products or Product components for Vyome, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Vyome. Vyome has not received written notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Body, including, without limitation, the Centers for Medicare & Medicaid Services and the U.S. Department of Health and Human Services Office of Inspector General, or any comparable state or federal Governmental Body alleging potential or actual non-compliance by, or Liability of, Vyome under any Healthcare Law.
(b)Vyome holds such Permits of Governmental Bodies required for the conduct of its business as currently conducted, including, without limitation, those Permits necessary to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, shipment, distribution and promotion of its Products in jurisdictions where it currently conducts such activities with respect to each Product (collectively, the “Vyome Licenses”), except to the extent where the failure to hold such Permits would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Vyome. Vyome has fulfilled and performed all of its obligations with respect to each Vyome License and is in material compliance with all terms and conditions of each Vyome License, and, to Vyome’s Knowledge, no event has occurred which allows, or after notice or lapse of time would allow, revocation, suspension or termination thereof or would result in any other impairment of the rights of the holder of any Vyome License, except to the extent where the failure to be in material compliance would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Vyome. Vyome has not received any written information or written notification from the FDA or any other Governmental Body with jurisdiction over the testing, marketing, sale, use, handling and control, safety, efficacy, reliability, distribution or manufacturing of medical devices which would reasonably be expected to lead to the denial of any application for marketing approval or clearance currently pending before the FDA or any other Governmental Body.
(c)All material filings, reports, documents, claims, submissions and notices required to be filed, maintained or furnished to the FDA, state or other Governmental Bodies have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing), including adverse event reports, medical device reports and reports of corrections and removals with regard to the Products. All applications, notifications, submissions, information, claims, reports, filings and other data and conclusions derived therefrom utilized as the basis for, or submitted in connection with, any and all requests for a Vyome License from the FDA or other Governmental Body relating to Vyome or its businesses or the Products, when submitted to the FDA or any other Governmental Body, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date of submission. Any necessary or required updates, changes, corrections or modifications to such applications, notifications, submissions, information, claims, reports, filings and other data have been submitted to the FDA or other Governmental Body and as so updated, changed, corrected or modified remain true, accurate and complete in all material respects and do not materially misstate any of the statements or information included therein or omit to state a material fact necessary to make the statements therein not misleading.
(d)Vyome has not received any written notice or other communication from the FDA or any other Governmental Body contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Products. No manufacturing site which assists in the manufacture of the Products or Product components (whether Vyome-owned or operated or that of a contract manufacturer for any Products or Product components) has been subject to a Governmental Body (including the FDA) shutdown or import or export detention, refusal or prohibition. Neither Vyome nor, to Vyome’s Knowledge, any manufacturing site which assists in the manufacture of any material Products or material Product components (whether Vyome-owned or operated or that of a contract manufacturer for the Products or Product components) has received, since December 31, 2020, any FDA Form 483 or other Governmental Body notice of inspectional observations or adverse findings, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Body alleging or asserting noncompliance with any applicable Healthcare Laws or Vyome Licenses or alleging a lack of safety or effectiveness from the FDA or any other Governmental Body, and, to Vyome’s Knowledge, there is no such action or proceeding pending or threatened.
(e)The FDA has not mandated that Vyome recall any of its Products. There are no recalls of any of Vyome’s Products contemplated by Vyome or pending. Since December 31, 2020, there have been no recalls (either voluntary or involuntary), field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product or Product component, or seizures ordered or adverse regulatory actions taken (or, to Vyome’s Knowledge, threatened) by the FDA or any Governmental Body with respect to any of the Products or Product components or any facilities where Products or Product components are developed, designed, tested, manufactured, assembled, processed, packaged or stored.
(f)Except as set forth on Section 3.20(f) of the Vyome Disclosure Schedule, there are no clinical trials that are being conducted as of the date hereof by or on behalf of, or sponsored by, Vyome.
(g)Vyome is not the subject of any pending or, to the Knowledge of Vyome, threatened investigation regarding Vyome or the Products by the FDA pursuant to the FDA Fraud Policy. Neither Vyome nor, to the Knowledge of Vyome, any officer, employee, agent or distributor of Vyome has made an untrue statement of material fact to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke the FDA Fraud Policy or any similar policy. Neither Vyome nor, to the Knowledge of Vyome, any officer, employee, agent or distributor of Vyome has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law. No claims, actions, proceedings or investigation that would reasonably be expected to result in a debarment or exclusion are pending or, to the Knowledge of Vyome, threatened, against Vyome or, to the Knowledge of Vyome, any of its directors, officers, employees or agents.

3.21    Brokerage.  Other than Chardan Capital Markets, LLC, no Person shall be entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Vyome. ReShape has been given access to a true and correct copy of all Contracts entitling any person to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Vyome, together with all amendments, waivers or other changes thereto.

3.22    Disclosure.  None of the information supplied or to be supplied by or on behalf of Vyome for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Vyome Stockholders, or at the time of the Vyome Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Vyome Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Vyome makes no representation or warranty with respect to any information supplied by or to be supplied by ReShape that is included or incorporated by reference in the foregoing document. The representations and warranties contained in this Section 3.22 will not apply to statements or omissions included in the Registration Statement or Joint Proxy Statement upon information furnished to Vyome in writing by the other parties hereto specifically for use therein.

3.23    Board Approval; Vote Required.

(a)The Vyome Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, has duly (i) determined that this Agreement and the Merger are in the best interests of Vyome and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and declared this Agreement advisable and (iii) recommended that the stockholders of Vyome adopt this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn.
(b)Other than the Vyome Stockholder Approval, no other corporate proceeding is necessary to authorize the execution, delivery or performance of this Agreement and the transactions contemplated thereby.

3.24    No Other Representations and Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 OF THIS AGREEMENT (AS MODIFIED BY THE VYOME DISCLOSURE SCHEDULE), VYOME MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND VYOME HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF RESHAPE AND MERGER SUB

Except as disclosed in (a) the ReShape SEC Documents furnished or filed prior to the date hereof (excluding any disclosures relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature and disclosures referenced under the captions “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk”) and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein) or (b) the confidential disclosure schedule delivered by ReShape to Vyome prior to the execution and delivery of this Agreement (the “ReShape Disclosure Schedule”), ReShape and Merger Sub represent and warrant to Vyome as follows:

4.01   Organization and Corporate Power.  ReShape is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of the Subsidiaries of ReShape is a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization. Each of ReShape and its Subsidiaries has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and permits would not have a Material Adverse Effect on ReShape. Each of ReShape and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect on ReShape. True and complete copies of the certificate of incorporation and bylaws of ReShape, as in effect as of the date hereof, have been heretofore made available to Vyome.

4.02    Authorization; Valid and Binding Agreement.  The execution, delivery and performance of this Agreement and each other agreement, document, or instrument or certificate contemplated hereby by ReShape and Merger Sub and, subject to obtaining the ReShape Stockholder Approval, the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of ReShape and Merger Sub, and, subject to obtaining the ReShape Stockholder Approval, the resolution to issue ReShape Shares to former holders of Vyome Common Stock and Vyome Preferred Stock in connection with the Merger and the implementation of the Certificate of Incorporation, no other proceedings on ReShape’s or Merger Sub’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of ReShape and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03    Capital Stock.

(a)The authorized capital stock of ReShape consists of 300,000,000 shares of ReShape Shares and 10,000,000 shares of preferred stock, of which, as of the date hereof, 29,387,048 ReShape Shares, and 95,388 shares of ReShape Series C Preferred Stock, which are convertible into 10 shares of ReShape Shares, were issued and outstanding.
(b)Section 4.03(b) of the ReShape Disclosure Schedule sets forth a true and complete list as of the date hereof of the outstanding ReShape Shares, ReShape Options, ReShape RSUs and ReShape Warrants, including, with respect to each ReShape Option, ReShape RSU award and ReShape Warrant, the number of ReShape Shares issuable thereunder or with respect thereto, the holder thereof thereto and the exercise price (if any).
(c)All of the outstanding ReShape Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding ReShape Shares were issued in compliance with all applicable Laws concerning the issuance of securities. Except for the ReShape Warrants, ReShape does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by ReShape. Except as set forth on Section 4.03(b) of the ReShape Disclosure Schedule, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of ReShape; (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of ReShape; (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require ReShape to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of ReShape; (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to ReShape or (v) bonds, debentures, notes or other indebtedness of ReShape having the right to vote on any matters on which stockholders of ReShape may vote.
(d)All of the outstanding ReShape Options, ReShape Warrants and ReShape RSUs have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Plans and applicable Laws.

4.04    Subsidiaries.  All of the outstanding shares of capital stock or equivalent equity interests of each of ReShape’s Subsidiaries are owned of record and beneficially, directly or indirectly, by ReShape free and clear of all material Liens, pledges, security interests or other encumbrances (other than Permitted Liens).

4.05   No Breach.  Except with respect to clauses (ii) and (iii), for any conflicts, violations, breaches, defaults or other occurrences which would not constitute a Material Adverse Effect on ReShape, the execution, delivery and performance of this Agreement by ReShape and, subject to obtaining the ReShape Stockholder Approval, the consummation of the transactions contemplated hereby do not (i) conflict with or violate ReShape’s Organizational Documents, (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.06 have been obtained and all filings and obligations described in Section 4.06 have been made, conflict with or violate any Law, statute, rule or regulation or order, judgment or decree to which ReShape, its Subsidiaries or any of its properties or assets is subject or (iii) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of ReShape or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other third party, under the provisions of any ReShape Material Contract.

4.06   Consents, etc.  Except for (i) applicable requirements of the Exchange Act, (ii) the filing of the Registration Statement under the Securities Act, (iii) any filings required under U.S. state securities Laws, (iv) any filings required by Nasdaq, (v) the filing of the Certificate of Merger and (vi) any filings of appropriate documents with the relevant authorities of other states in which ReShape or any of its Subsidiaries is qualified to do business, in each case which have or will be made, ReShape is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by ReShape in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ReShape.

4.07    SEC Reports; Disclosure Controls and Procedures.

(a)ReShape has filed or furnished all reports and other documents with the SEC required to be filed or furnished by ReShape since January 1, 2023 (the “ReShape SEC Documents”). As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing), (i) each of the ReShape SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and the requirements of SOX, each as in effect on the date so filed or furnished, and (ii) none of the ReShape SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b)The financial statements (including related notes, if any) contained in the ReShape SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments) and (iii) fairly presented in all material respects the consolidated financial position of ReShape and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of ReShape and its consolidated Subsidiaries for the periods covered thereby.
(c)ReShape has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. ReShape (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by ReShape in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to ReShape’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to ReShape’s auditors and the audit committee of the ReShape Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect ReShape’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in ReShape’s internal control over financial reporting. Since December 31, 2022, any material change in internal control over financial reporting required to be disclosed in any ReShape SEC Document has been so disclosed.
(d)Since the ReShape Balance Sheet Date, (i) neither ReShape nor any of its Subsidiaries nor, to the Knowledge of ReShape, any director, officer, employee, auditor, accountant or representative of ReShape or any of its Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of ReShape or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that ReShape or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and, (ii) to the Knowledge of ReShape, no attorney representing ReShape or any of its Subsidiaries, whether or not employed by ReShape or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, by ReShape or any of its officers, directors, employees or agents to the board of directors or any committee thereof or to any director or executive officer of ReShape.

(e)ReShape is in material compliance with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.08    No Undisclosed Liabilities.  Except (a) as and to the extent disclosed or reserved against on the ReShape Balance Sheet included in the ReShape SEC Documents; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 4.08 of the ReShape Disclosure Schedule, ReShape, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of ReShape and its Subsidiaries (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on ReShape.

4.09    Absence of Certain Developments.  Since the ReShape Balance Sheet Date, there has not been any Material Adverse Effect on ReShape. Except as expressly contemplated hereby, since the ReShape Balance Sheet Date, ReShape has carried on and operated its business in all material respects in the ordinary course of business consistent with past practice, and ReShape has not:

(a)amended or modified its Organizational Documents;
(b)sold, leased, assigned, transferred or purchased any material tangible assets, in each case in a single or related series of transactions, except in the ordinary course of business;
(c)issued, sold, redeemed or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;
(d)prior to the date hereof, declared or paid any dividend or other distribution of the assets of ReShape;
(e)made or approved any material changes in its employee benefit plans or made any material changes in wages salary, or other compensation, including severance, with respect to its current or former officers, directors or executive employees, other than increases in base salaries and wages that are consistent with past practices or as required by applicable Law or any ReShape Plan;
(f)paid, loaned or advanced (other than the advance or reimbursement of business expenses in the ordinary course of business consistent with past practice or 401(k) plan loans) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates, or made any loan to, or entered into any other transaction with, any of its directors or officers outside the ordinary course of business or other than at arm’s length;
(g)except as required by applicable Law, adopted, terminated or materially amended any ReShape Plans;
(h)hired or terminated any officers or employees of ReShape with annual cash compensation in excess of $100,000;
(i)commenced or settled any Action in which the amount in dispute is in excess of $100,000;
(j)made any material change in accounting principles, methods, procedures or policies, except as required by GAAP;
(k)made, changed or revoked any material Tax election, or settled or compromised any material Tax claim or liabilities, or filed any substantially amended material Tax Return;
(l)(i) authorized, proposed, entered into or agreed to enter into any plan of liquidation, dissolution or other reorganization or (ii) authorized, proposed, entered into or agreed to enter into any merger, consolidation or business combination with any Person;
(m)except in the ordinary course of business, incurred or discharged any Indebtedness;
(n)made capital expenditures or capital additions or betterments in excess of $100,000 in the aggregate;
(o)suffered any material damage, destruction or loss, whether or not covered by insurance;

(p)sold, assigned, transferred, abandoned or allowed to lapse or expire any material Intellectual Property rights (other than certain pending applications that have not been allowed or granted) or other intangible assets owned, used or licensed by ReShape in connection with any product of ReShape or the operation of its business;
(q)been subject to any claim or written threat of infringement, misappropriation or other violation by or against ReShape of Intellectual Property rights of ReShape or a third party;
(r)materially reduced the amount of any insurance coverage provided by existing insurance policies; or
(s)committed to do any of the foregoing.

4.10    Title to Properties.

(a)ReShape and its Subsidiaries have sufficient title to, or hold pursuant to valid and enforceable leases or other comparable contract rights, all of the personal property and other tangible assets necessary for the conduct of the business of ReShape and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not constitute a Material Adverse Effect on ReShape. To ReShape’s Knowledge, all such items of tangible personal property are in operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with normal industry practices.
(b)The leased real property described in Section 4.10(b) to the ReShape Disclosure Schedule (the “ReShape Real Property”) constitutes all of the real property used, occupied or leased by ReShape or its Subsidiaries. The ReShape Real Property leases are in full force and effect, and ReShape holds a valid and existing leasehold interest in the ReShape Real Property under each such applicable lease. Neither ReShape nor, to ReShape’s Knowledge, any other party to the applicable ReShape Real Property leases is in default in any material respect under any of such leases. No event has occurred which, if not remedied, would result in a default by ReShape in any material respect under the ReShape Real Property leases, and, to ReShape’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than ReShape in any material respect under the ReShape Real Property leases.

4.11    Tax Matters.

(a)(i) ReShape and its Subsidiaries have timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them, (ii) such Tax Returns are complete and correct in all material respects, (iii) ReShape and its Subsidiaries have paid all Taxes as due and payable (whether or not shown on any Tax Return) and, (iv) as of the date of the ReShape Balance Sheet Date, any liability of ReShape or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of ReShape in accordance with applicable accounting practices and procedures. Since the date of the ReShape Balance Sheet, neither ReShape nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business.
(b)No claim has been made in writing by any Governmental Body in a jurisdiction where ReShape and any of its Subsidiaries do not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction. There are no material liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of ReShape or any of its Subsidiaries. ReShape and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Neither ReShape nor any of its Subsidiaries has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).
(c)No material deficiencies for Taxes with respect to ReShape or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body. No material non-U.S., federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to ReShape or any of its Subsidiaries.
(d)(A) There is no outstanding request for any extension of time for ReShape or any of its Subsidiaries to pay any material Tax or file any material Tax Return, other than any such request made in the ordinary course of business, and (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of ReShape or any of its Subsidiaries that is currently in force.

(e)Neither ReShape nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes). Neither ReShape nor any of its Subsidiaries (A) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which was ReShape) or (B) has liability for the Taxes of any Person (other than ReShape or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract, or otherwise (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).
(f)ReShape and its Subsidiaries have established procedures and have been in compliance with the medical device excise tax provisions imposed by Section 4191 of the Code since the effective date of such provisions and to the extent it is applicable to their operations.
(g)Neither ReShape nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any similar provision of state, local or non-U.S. Law).
(h)Neither ReShape nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) by reason of a change in method of accounting or otherwise prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing outside the ordinary course of business; or (v) election under Section 108(i) of the Code.
(i)Neither ReShape nor any of its Subsidiaries have taken or have failed to take, prior to the Effective Time, any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code.
(j)Neither ReShape nor any of its Subsidiaries (i) has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law); (ii) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (iii) has been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; (iv) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code or (v) has engaged in a trade or business, had a permanent establishment or received written notice from a non-U.S. Tax authority that it has a permanent establishment (in each case within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.
(k)None of ReShape’ non-U.S. Subsidiaries (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a).
(l)The prices and terms for the provision of any property or services by or to ReShape or any of its Subsidiaries are arm’s length for purposes of the relevant transfer pricing laws, and all related documentation required by such laws has been timely prepared or obtained and, if necessary, retained.
(m)Neither ReShape nor any of its Subsidiaries has any item of income which could constitute subpart F income within the meaning of Section 952 of the Code.
(n)Neither ReShape nor any of its Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, or is participating in or cooperating with, any international boycott within the meaning of Section 999 of the Code.
(o)Neither ReShape nor any of its Subsidiaries has deferred the withholding or remittance of any Applicable Taxes (as defined in Section 3.11(o)) related or attributable to any Applicable Wages (as defined in Section 3.11(o)) for any employees of ReShape or any of its Subsidiaries up to and through and including Closing Date, notwithstanding Internal Revenue Service Notice 2020-65 (or any comparable regime for state or local Tax purposes).

(p)ReShape has provided or made available to Vyome all documentation relating to, and is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a territorial or non-U.S. government. The consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order.

4.12    Contracts and Commitments.

(a)	As of the date hereof, ReShape is not party to nor bound by any:

(i)       “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to ReShape or any of its Subsidiaries that was required to be, but has not been, filed with the SEC with ReShape’s Annual Report on Form 10-K for the year ended December 31, 2023, or any ReShape SEC Documents filed after the date of filing of such Form 10-K until the date hereof;

(ii)       Contract (A) relating to the disposition or acquisition by ReShape or any of its Subsidiaries of a material amount of assets (1) after the date of this Agreement other than in the ordinary course of business consistent with past practice or (2) prior to the date hereof, which contains any material ongoing obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect that are reasonably likely, under any of them, to result in claims in excess of $100,000 or (B) pursuant to which ReShape or any of its Subsidiaries will acquire any material ownership interest in any other person or other business enterprise other than ReShape’s Subsidiaries;

(iii)      collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body;

(iv)      Contract establishing any joint ventures, partnerships or similar arrangements;

(v)       Contract (A) prohibiting or materially limiting the right of ReShape to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating ReShape to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party or (C) under which any Person has been granted the right to manufacture, sell, market or distribute any product of ReShape on an exclusive basis to any Person or group of Persons or in any geographical area but excluding any distribution, sales representative, sales agent or similar agreement under which ReShape has granted a Person an exclusive geographical area and under which ReShape paid commissions less than $100,000 to such Person in 2023, or from whom ReShape received less than $100,000 from the sale of product to said Person in 2023;

(vi)      Contract pursuant to which ReShape or any of its Subsidiaries (i) licenses any material Intellectual Property from another Person that is used by ReShape or one of its Subsidiaries in the conduct of its business as currently conducted that could require payment by ReShape or any Subsidiary of royalties or license fees exceeding $100,000 in any twelve (12) month period or (ii) licenses ReShape Intellectual Property to another Person, except licenses provided to direct customers in the ordinary course of business;

(vii)     mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit of $100,000 or more, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned subsidiaries, in each case in the ordinary course of business consistent with past practice;

(viii)    Contract providing for any guaranty by ReShape or any of its Subsidiaries of third-party obligations (under which ReShape or any of its Subsidiaries has continuing obligations as of the date hereof) of $100,000 or more, other than any guaranty by ReShape or any of its Subsidiaries’ obligations;

(ix)      Contract between ReShape, on the one hand, and any Affiliate of ReShape (other than a Subsidiary of ReShape), on the other hand (other than a ReShape Plan);

(x)       Contract containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than ReShape or its Subsidiaries;

(xi)      Contract under which ReShape and ReShape’s Subsidiaries are expected to make annual expenditures or receive annual revenues in excess of $100,000 during the current or a subsequent fiscal year; or

(xii)     Contract to enter into any of the foregoing.

(b)Vyome has been given access to a true and correct copy of all written ReShape Material Contracts, together with all material amendments, waivers or other changes thereto. There are no oral ReShape Material Contracts.

(c)Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ReShape, (i) ReShape is not in default under any Contract listed, or required to be listed, in Section 4.12(a) of the ReShape Disclosure Schedule (each, an “ReShape Material Contract” and, collectively, the “ReShape Material Contracts”), and, (ii) to ReShape’s Knowledge, as of the date hereof, the other party to each of the ReShape Material Contracts is not in default thereunder. Each ReShape Material Contract is legal and in full force and effect and is valid, binding and enforceable against ReShape and, to ReShape’s Knowledge, each other party thereto. As of the date hereof, no party to any ReShape Material Contract has given any written notice, or to the Knowledge of ReShape, any notice (whether or not written) of termination or cancellation of any ReShape Material Contract or that it intends to seek to terminate or cancel any ReShape Material Contract (whether as a result of the transactions contemplated hereby or otherwise).

4.13    Intellectual Property.

(a)All of the issued patents, registered domain names, registered trademarks and service marks, registered copyrights and pending applications for any of the foregoing that are still being prosecuted, that are currently owned by ReShape or any of its Subsidiaries are set forth in Section 4.13 of the ReShape Disclosure Schedule (together with all material unregistered Intellectual Property currently owned, “ReShape Intellectual Property”). (i) One or more of ReShape and its Subsidiaries owns and possesses all right, title and interest in and to each item of the ReShape Intellectual Property free and clear of all liens other than Permitted Liens; (ii) to the Knowledge of ReShape, no Person is currently infringing, misappropriating, diluting or otherwise violating, or has previously within the past four (4) years infringed, misappropriated, diluted or otherwise violated, any ReShape Intellectual Property and (iii) no Person has provided written notice of a claim or action or, to the Knowledge of ReShape, threatened a claim or action, challenging the ownership, validity or scope of any ReShape Intellectual Property, and no item of ReShape Intellectual Property is the subject of any outstanding order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Body or arbitrator of which ReShape has received written notice.
(b)To ReShape’s Knowledge, ReShape and its Subsidiaries, their Products and the business of ReShape and its Subsidiaries as currently conducted, does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property owned by another Person and has not infringed, misappropriated, diluted or otherwise violated any Intellectual Property owned by another Person within the past four (4) years. To ReShape’s Knowledge, ReShape and its Subsidiaries have not, within the past four (4) years, received any charge, complaint, claim, demand, notice or other communication alleging any infringement, misappropriation, dilution or other violation (including any claim that ReShape or a Subsidiary must license or refrain from using any Intellectual Property of another Person in order to avoid infringement, misappropriation, dilution or other violation) of the Intellectual Property of another Person, and there is no pending action, claim, or suit alleging any such infringement, misappropriation, dilution or violation.
(c)ReShape and its Subsidiaries own or have the right to use all Technology necessary for the manufacture, use and sale of Products, as currently marketed for sale and for the conduct of the business of ReShape and such Subsidiary, respectively, as currently conducted; provided, however, that the foregoing will not be interpreted as a representation regarding the infringement, misappropriation, dilution or other violation of Intellectual Property owned by another Person, which topic is dealt with exclusively in Section 4.13(b) above.
(d)ReShape and its Subsidiaries have taken commercially reasonable efforts to protect and preserve their rights in all ReShape Intellectual Property. To the Knowledge of ReShape, all employees, contractors and consultants who have created Intellectual Property used in the conduct of the business of ReShape or a Subsidiary as currently conducted have assigned to one or more of ReShape or its Subsidiaries all of their rights therein, to the full extent permitted by Law and to the extent such rights would not automatically vest with ReShape or one of its Subsidiaries by operation of Law.

4.14    Litigation.  There are (a) no Actions pending or, (b) to ReShape’s Knowledge, no Actions threatened against ReShape or any of its Subsidiaries, at law or in equity, or before or by any federal, state, provincial, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, and ReShape and its Subsidiaries are not subject to or in violation of any outstanding judgment, order or decree of any court or Governmental Body, in each case that would, individually or in the aggregate, have a Material Adverse Effect on ReShape. This Section 4.14 shall not apply to Taxes, with respect to which exclusively the representations and warranties in Section 4.11 shall apply.

4.15    Insurance.  Section 4.15 of the ReShape Disclosure Schedule lists each material insurance policy maintained by ReShape or, to ReShape’s Knowledge, under which ReShape is a named insured or otherwise the principal beneficiary of coverage, including the policy number and the period, type and amount of coverage. All such insurance policies are in full force and effect and shall continue in effect until the Closing Date. Such insurance policies are sufficient, in all material respects in the aggregate, with the operation of ReShape’s business for the industry in which it operates. ReShape is not in default with respect to its obligations under any such insurance policies and, to ReShape’s Knowledge, there is no threatened termination of, or threatened premium increase with respect to, any of such policies other than in connection with ReShape’s annual renewal process.

4.16    Employee Benefit Plans.

(a)Section 4.16 of the ReShape Disclosure Schedule lists all material ReShape Plans. Each ReShape Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code has received a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service that remains current to the effect that the form of such ReShape Plan is so qualified, and ReShape is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such ReShape Plan. Each ReShape Plan complies in form and in operation in all material respects with the requirements of the Code, ERISA and other applicable Law, and ReShape has not become subject to any material liability by reason of (i) a failure to make any contribution to a ReShape Plan intended to be qualified under Section 401(a) of the Code within the time prescribed for the contribution under ERISA or (ii) a breach of fiduciary duty or prohibited transaction under ERISA or any other applicable Law, in each case with respect to a ReShape Plan.
(b)With respect to each material ReShape Plan, ReShape has made available true and complete copies of the following (as applicable) prior to the date hereof: (i) the plan document, including all amendments thereto; (ii) the summary plan description along with all summaries of material modifications thereto; (iii) all related trust instruments or other funding-related documents; (iv) a copy of the most recent financial statements for the plan; (v) a copy of all material correspondence with any Governmental Body relating to a ReShape Plan received or sent within the last two years and (vi) the most recent determination or opinion letter.
(c)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ReShape, with respect to the ReShape Plans, (i) all required contributions to, and premiums payable in respect of, such ReShape Plan have been made or, to the extent not required to be made on or before the date hereof, have been properly accrued on ReShape’s financial statements in accordance with GAAP, and (ii) there are no actions, audits, suits or claims pending or, to ReShape’s Knowledge, threatened, other than routine claims for benefits.
(d)No ReShape Plan is, and neither ReShape nor any of its ERISA Affiliates has at any time in the past six years sponsored or contributed to, or has or has had any liability or obligation whether fixed or contingent, with respect to (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Neither ReShape nor its Subsidiaries has any obligation to provide a current or former employee or other service provider (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with ReShape or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law and coverage through the end of the month of termination of employment.
(e)Except as otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any current or former director, employee or individual independent contractor, (ii) increase or otherwise enhance any benefits or compensation otherwise payable to any such individual, (iii) result in the acceleration of the time of payment or vesting of any benefits under any ReShape Plan, (iv) require ReShape or its Subsidiaries to set aside any assets to fund any benefits under a ReShape Plan or result in the forgiveness in whole or in part of any outstanding loans made by ReShape to any Person, or (v) result in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 or Section 409A (or any corresponding provision of state, local or foreign Tax law). ReShape has no obligation to pay any gross-up in respect of any Tax under Code Section 4999 or Section 409A (or, in either case, any corresponding provision of state, local or foreign Tax law).

4.17    Compliance with Law; Permits.

(a)ReShape and each of its Subsidiaries hold all Permits from Governmental Bodies required to operate their respective businesses as they are being conducted as of the date hereof, and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permit would, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect on ReShape, and no proceeding is pending or, to the Knowledge of ReShape, threatened to revoke, suspend, cancel, terminate or adversely modify any such Permit. Neither ReShape nor any of its Subsidiaries is in material violation of, or in default under, any Law, in each case applicable to ReShape or any of its Subsidiaries or any of their respective assets and properties. Notwithstanding the foregoing, this Section 4.17 shall not apply to Taxes, employee benefit plans, environmental matters, labor and employment matters or regulatory matters, which are the subjects exclusively of the representations and warranties in Section 4.11, Section 4.16, Section 4.18, Section 4.19 and Section 4.20, respectively.
(b)None of ReShape, any of ReShape’s Subsidiaries, any of their respective officers or employees or, to the Knowledge of ReShape, any of its suppliers, distributors, licensees or agents, or any other Person acting on behalf of ReShape or any of its Subsidiaries, directly or indirectly, has (i) made or received any Prohibited Payments; (ii) provided or received any product or services in violation of any Law (including the U.S. Foreign Corrupt Practices Act) or (iii) been subject to any investigation by any Governmental Body with regard to any Prohibited Payment.

4.18    Environmental Compliance and Conditions.  Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ReShape:

(a)ReShape is and has been in compliance with all Environmental Laws;
(b)ReShape holds, and is and has been in compliance with, all authorizations, licenses and permits required under Environmental Laws to operate its business at the ReShape Real Property as presently conducted;
(c)ReShape has not received any notice from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws;
(d)no Hazardous Substance has ever been released, generated, treated, contained, handled, used, manufactured, processed, buried, disposed of, deposited or stored by ReShape or on, under or about any of the real property occupied or used by ReShape. ReShape has not disposed of or released or allowed or permitted the release of any Hazardous Substance at any real property, including the ReShape Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under CERCLA or any other Environmental Laws; and
(e)to ReShape’s Knowledge, there are no and have never been any Hazardous Substances present on, at, in or under any real property currently or formerly owned, leased or used by ReShape for which ReShape has, or may have, Liability.

4.19    Employment and Labor Matters.  ReShape is not a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative, and there are no such agreements which pertain to employees of ReShape in existence or in negotiation; and no employees of ReShape are represented by a labor union, works council or other employee representative body (other than any statutorily mandated representation in non-U.S. jurisdictions). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ReShape, (a) ReShape has not experienced any strike or grievance, claim of unfair labor practices or other collective bargaining dispute within the past two (2) years; and (b) there are no Actions or any material disputes pending or threatened (A) between ReShape and any of its current or former employees or individual independent contractors or (B) by or before any Governmental Body affecting ReShape concerning employment matters. There is no current campaign being conducted to solicit cards from or otherwise organize employees of ReShape or to authorize a labor union, works council or other employee representative body to request that the National Labor Relations Board (or any other Governmental Body) certify or otherwise recognize such a body with respect to employees of ReShape, and ReShape has not been subject to an application by a labor union, works council or other employee representative body to be declared a common or related employer under labor relations legislation. ReShape is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, discrimination, employment equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the WARN and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law. There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to ReShape within the six (6) months prior to the date hereof. As of the date hereof, to ReShape’s Knowledge, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to ReShape or any of its Subsidiaries to terminate employment with ReShape or any of its Subsidiaries within the next twelve (12) months.

4.20    FDA and Regulatory Matters.

(a)Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ReShape, ReShape is, and since December 31, 2020, has been, in compliance with all Healthcare Laws applicable to ReShape and its Products. Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ReShape, the design, development, investigation, manufacture, testing, sale, marketing and distribution of Products by or on behalf of ReShape is being, and has been since December 31, 2020, conducted in material compliance with all applicable Healthcare Laws, including, without limitation, requirements relating to clinical and non-clinical research, product approval or clearance, premarketing notification, labeling, advertising and promotion, record-keeping, adverse event reporting, reporting of corrections and removals, and current good manufacturing practices for medical device products. ReShape and, to ReShape’s Knowledge, any contract manufacturers assisting in the manufacture of the Products or Product components are, and, since December 31, 2020, have been, in compliance with FDA’s device registration and listing requirements to the extent required by applicable Healthcare Laws insofar as they pertain to the manufacture of Products or Product components for ReShape, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ReShape. ReShape has not received written notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Body, including, without limitation, the Centers for Medicare & Medicaid Services and the U.S. Department of Health and Human Services Office of Inspector General or any comparable state or federal Governmental Body alleging potential or actual non-compliance by, or Liability of, ReShape under any Healthcare Law.
(b)ReShape holds such Permits of Governmental Bodies required for the conduct of its business as currently conducted, including, without limitation, those Permits necessary to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, shipment, distribution and promotion of its Products in jurisdictions where it currently conducts such activities with respect to each Product (collectively, the “ReShape Licenses”), except to the extent where the failure to hold such Permits would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on ReShape. ReShape has fulfilled and performed all of its obligations with respect to each ReShape License and is in material compliance with all terms and conditions of each ReShape License, and, to ReShape’s Knowledge, no event has occurred which allows, or after notice or lapse of time would allow, revocation, suspension or termination thereof or would result in any other impairment of the rights of the holder of any ReShape License, except to the extent where the failure to be in material compliance would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on ReShape. ReShape has not received any written information or written notification from the FDA or any other Governmental Body with jurisdiction over the testing, marketing, sale, use, handling and control, safety, efficacy, reliability, distribution or manufacturing of medical devices which would reasonably be expected to lead to the denial of any application for marketing approval or clearance currently pending before the FDA or any other Governmental Body.
(c)All material filings, reports, documents, claims, submissions and notices required to be filed, maintained or furnished to the FDA, state or other Governmental Bodies have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing), including adverse event reports, medical device reports and reports of corrections and removals with regard to the Products. All applications, notifications, submissions, information, claims, reports, filings and other data and conclusions derived therefrom utilized as the basis for or submitted in connection with any and all requests for a ReShape License from the FDA or other Governmental Body relating to ReShape or its businesses or the Products, when submitted to the FDA or any other Governmental Body, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date of submission. Any necessary or required updates, changes, corrections or modifications to such applications, notifications, submissions, information, claims, reports, filings and other data have been submitted to the FDA or other Governmental Body and as so updated, changed, corrected or modified remain true, accurate and complete in all material respects, and do not materially misstate any of the statements or information included therein or omit to state a material fact necessary to make the statements therein not misleading.

(d)ReShape has not received any written notice or other communication from the FDA or any other Governmental Body contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Products. No manufacturing site which assists in the manufacture of the Products or Product components (whether ReShape-owned or operated or that of a contract manufacturer for the Products or Product components) has been subject to a Governmental Body (including the FDA) shutdown or import or export detention, refusal or prohibition. Neither ReShape nor, to ReShape’s Knowledge, any manufacturing site which assists in the manufacture of any material Products or material Product components (whether ReShape-owned or operated, or that of a contract manufacturer for the Products or Product components) has received, since December 31, 2020, any FDA Form 483 or other Governmental Body notice of inspectional observations or adverse findings, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Body alleging or asserting noncompliance with any applicable Healthcare Laws or ReShape Licenses or alleging a lack of safety or effectiveness from the FDA or any other Governmental Body, and, to ReShape’s Knowledge, there is no such action or proceeding pending or threatened.
(e)The FDA has not mandated that ReShape recall any of its Products. There are no recalls of any of ReShape’s Products contemplated by ReShape or pending. Since December 31, 2020, there have been no recalls (either voluntary or involuntary), field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product or Product component, or seizures ordered or adverse regulatory actions taken (or, to ReShape’s Knowledge, threatened) by the FDA or any Governmental Body with respect to any of the Products or Product components or any facilities where Products or Product components are developed, designed, tested, manufactured, assembled, processed, packaged or stored.
(f)Except as set forth in Section 4.20(f) of the ReShape Disclosure Schedule, there are no clinical trials that are being conducted as of the date hereof by or on behalf of, or sponsored by, ReShape.
(g)ReShape is not the subject of any pending or, to the Knowledge of ReShape, threatened investigation regarding ReShape or the Products by the FDA pursuant to the FDA Fraud Policy. Neither ReShape nor to the Knowledge of ReShape, any officer, employee, agent or distributor of ReShape has made an untrue statement of material fact to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke the FDA Fraud Policy or any similar policy. Neither ReShape nor, to the Knowledge of ReShape, any officer, employee, agent or distributor of ReShape, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law. No claims, actions, proceedings or investigation that would reasonably be expected to result in a debarment or exclusion are pending or, to the Knowledge of ReShape, threatened, against ReShape or, to the Knowledge of ReShape, any of its directors, officers, employees or agents.

4.21    Brokerage.  Other than Maxim Group LLC, no Person shall be entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of ReShape. Vyome has been given access to a true and correct copy of all Contracts entitling any person to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of ReShape, together with all amendments, waivers or other changes thereto.

4.22    Disclosure.  None of the information supplied or to be supplied by or on behalf of ReShape for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the ReShape Stockholders, or at the time of the ReShape Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the ReShape Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, ReShape makes no representation or warranty with respect to any information supplied by or to be supplied by Vyome that is included or incorporated by reference in the foregoing document. The representations and warranties contained in this Section 4.22 will not apply to statements or omissions included in the Registration Statement or Joint Proxy Statement upon information furnished to ReShape in writing by the other parties hereto specifically for use therein.

4.23    Board Approval; Vote Required.

(a)The ReShape Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, has duly (i) determined that this Agreement and the Merger are in the best interests of ReShape and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended that the stockholders of ReShape (A) approve the issuance of shares in connection with the Merger, and (B) approve such other proposals as may be required to effect the transactions contemplated by this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn.
(b)Other than the ReShape Stockholder Approval, the resolution to issue ReShape Shares to former holders of Vyome Common Stock and Vyome Preferred Stock in connection with the Merger and the implementation of the Certificate of Incorporation, no other corporate proceeding is necessary to authorize the execution, delivery or performance of this Agreement and the transactions contemplated thereby.

4.24    Opinion.  Prior to the execution of this Agreement, the ReShape Board has received an opinion from Maxim Group LLC to the effect that, as of the date thereof and based upon and subject to the various assumptions and limitations set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to ReShape.

4.25    Merger Sub.  Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business and has incurred no liabilities or obligations whatsoever, in each case other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.26    No Other Representations and Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 4 OF THIS AGREEMENT (AS MODIFIED BY THE RESHAPE DISCLOSURE SCHEDULE), RESHAPE MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND RESHAPE HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.01    Covenants of Vyome.

(a)Except (i) as set forth in Section 5.01(a) of the Vyome Disclosure Schedule, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement (including in connection with the transactions contemplated as part of the Concurrent Financing), or (iv) with the prior written consent of ReShape (which consent shall not be unreasonably delayed, withheld or conditioned), from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article 8 (the “Pre-Closing Period”), Vyome and its Subsidiaries shall conduct the business and operations of Vyome and its Subsidiaries, taken as a whole, in all material respects in the ordinary course of business consistent with past practice. Vyome shall promptly notify ReShape (1) of any change, occurrence, effect, condition, fact, event or circumstance known to Vyome that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to such party, to result in a Material Adverse Effect on Vyome and (2) upon having Knowledge of any matter reasonably likely to constitute a failure by Vyome of the conditions contained in Section 7.02(a) or 7.02(b).
(b)Except as contemplated hereby (including in connection with the transactions contemplated as part of the Concurrent Financing) or as set forth on Section 5.01(b) of the Vyome Disclosure Schedule or as required by applicable Law, during the Pre-Closing Period, Vyome shall not and shall not permit any of its Subsidiaries, without the prior written consent of ReShape (which consent shall not be unreasonably delayed, withheld or conditioned), to:

(i)        (1) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares or (2) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Vyome Options or Vyome Restricted Stock Awards, except with respect to the acquisition of shares of its capital stock in connection with the exercise vesting and/or settlement of any Vyome Option or Vyome Restricted Stock Award outstanding as of the date hereof;

(ii)       issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (1) any shares of beneficial interests, capital stock or other ownership interest in Vyome or any of its Subsidiaries, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities, or (4) take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan; except, in each case, with respect to the issuance of shares of capital stock in connection with the exercise, vesting and/ or settlement of any Vyome Option or Vyome Restricted Stock Award outstanding as of the date hereof;

(iii)      except as required by a Vyome Plan, or as otherwise required by applicable Law or consistent with this Agreement, (A) increase the compensation or other benefits payable or provided to any of Vyome’s or any of its Subsidiaries’ officers, directors, independent contractors, leased personnel or, except in the ordinary course of business consistent with past practice (including as a result of promotions), employees, (B) enter into, materially amend or terminate, any employment termination, change of control, severance, retention or other Contract with any current or former employee, independent contractor or leased personnel of Vyome or any of its Subsidiaries (exclusive of (1) agreements entered into with any newly-hired employees or replacements or as a result of promotions, in each case consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty), (C) establish, adopt, enter into, materially, amend or terminate any Vyome Plan for the benefit of any current or former benefits, officers, employees, independent contractors, leased personnel or any of their beneficiaries (exclusive of (1) agreements entered into with any newly-hired employees or replacements or as a result of promotions, in each case consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty), or (D) enter into or amend any collective bargaining agreement or other agreement with a union or labor organization in any case;

(iv)      amend, or propose to amend, or permit the adoption of any material amendment to the Organizational Documents of Vyome;

(v)       effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vi)      adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of Vyome or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(vii)     make any capital expenditure except for (A) expenditures required by existing Contracts, (B) in the ordinary course consistent with past business practice,, or (C) expenditures made in response to any emergency or accident, whether caused by war, terrorism, weather events, public health events, outages or otherwise (whether or not covered by insurance);

(viii)    acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of assets from suppliers or vendors in the ordinary course of business;

(ix)      (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for (1) intercompany transactions or arrangements, (2) agreements or arrangements or borrowings incurred under Vyome’s existing credit facilities and (3) short-term indebtedness incurred in the ordinary course of business, (B) make any loans or advances to any other Person other than intercompany transactions or arrangements, or (C) make any capital contributions to, or investments in, any other Person except for intercompany transactions or arrangements;

(x)       enter into any Contract that would materially restrict, after the Effective Time, ReShape and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) with respect to engaging or competing in any line of business or in any geographic area;

(xi)      materially change any of its financial or Tax accounting methods or practices in any respect, except as required by GAAP or applicable Law;

(xii)     (A) change or revoke any material Tax election with respect to Vyome or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to Vyome or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) affecting any material Tax liability or refund of material Taxes with respect to Vyome or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to Vyome or any of its Subsidiaries, or (E) settle or compromise any material Tax liability or refund of material Taxes with respect to Vyome or any of its Subsidiaries;

(xiii)    other than in the ordinary course of business, waive, release, or assign any rights or claims under, or renew, modify or terminate any Vyome Material Contract (other than intercompany transactions, agreements or arrangements), in any material respect in a manner which taken as a whole is adverse to Vyome or which could prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby past the Termination Date (or any extension thereof);

(xiv)    cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of Vyome and its Subsidiaries, to the extent available on commercially reasonable terms; or

(xv)     agree or commit to take any of the actions described in clauses (i) through (xiv) of this Section 5.01(b).

5.02    Covenants of ReShape.

(a)Except (i) as set forth in Section 5.02(a) of the ReShape Disclosure Schedule, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) in connection with the ReShape Asset Sale, the amendment to the ReShape Series C Certificate of Designation and the treatment of the ReShape Warrants as set forth in this Agreement, or (v) with the prior written consent of Vyome (which consent shall not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, ReShape and its Subsidiaries shall conduct the business and operations of the ReShape and its Subsidiaries, taken as a whole, in all material respects in the ordinary course of business consistent with past practice. ReShape shall promptly notify Vyome (1) of any change, occurrence, effect, condition, fact, event, or circumstance known to ReShape that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to such party, to result in a Material Adverse Effect on ReShape and (2) upon having Knowledge of any matter reasonably likely to constitute a failure by Vyome of the conditions contained in Section 7.03(a) or 7.03(b). From the date of this Agreement through the Closing, ReShape shall use all reasonable efforts that are necessary or desirable for ReShape to remain listed as a public company on, and for shares of ReShape Shares to be tradable over Nasdaq.
(b)Except as contemplated hereby, including in connection with the ReShape Asset Sale, the amendment to the ReShape Series C Certificate of Designation and the treatment of the ReShape Warrants as set forth in this Agreement, or as set forth on Section 5.02(b) of the ReShape Disclosure Schedule or as required by applicable Law, during the Pre-Closing Period, ReShape shall not and shall not permit any of its Subsidiaries, without the prior written consent of Vyome (which consent shall not be unreasonably delayed, withheld or conditioned) to:

(i)        (1) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares or (2) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any ReShape Options or ReShape RSUs with respect thereto, except with respect to the acquisition of shares of its capital stock in connection with the exercise, vesting and/or settlement of any ReShape Option or ReShape RSU outstanding as of the date hereof;

(ii)       issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (1) any shares of beneficial interests, capital stock or other ownership interest in ReShape or any of its Subsidiaries, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities, or (4) take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan; except, in each case, with respect to the issuance of shares of capital stock in connection with the exercise, vesting and/or settlement of any ReShape Option or ReShape RSU outstanding as of the date hereof;

(iii)      except as required by a ReShape Plan, or as otherwise required by applicable Law or consistent with this Agreement, (A) increase the compensation or other benefits payable or provided to any of ReShape’s or any of its Subsidiaries’ officers, directors, independent contractors, leased personnel or, except in the ordinary course of business consistent with past practice

(including as a result of promotions), employees, (B) enter into, materially amend or terminate, any employment termination, change of control, severance, retention or other Contract with any current or former employee, independent contractor or leased personnel of ReShape or any of its Subsidiaries (exclusive of (1) agreements entered into with any newly-hired employees or replacements or as a result of promotions, in each case consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty), (C) establish, adopt, enter into, materially, amend or terminate any ReShape Plan for the benefit of any current or former benefits, officers, employees, independent contractors, leased personnel or any of their beneficiaries (exclusive of (1) agreements entered into with any newly-hired employees or replacements or as a result of promotions, in each case consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty), or (D) (E) enter into or amend any collective bargaining agreement or other agreement with a union or labor organization in any case;

(iv)      amend, or propose to amend, or permit the adoption of any material amendment to the Organizational Documents of ReShape;

(v)       effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vi)      adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of ReShape or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(vii)     make any capital expenditure except for (A) expenditures required by existing Contracts, (B) expenditures in the amount set forth in ReShape’s capital expenditure plan included in Section 5.01(b)(vii) of the ReShape Disclosure Schedule, or (C) expenditures made in response to any emergency or accident, whether caused by war, terrorism, weather events, public health events, outages or otherwise (whether or not covered by insurance);

(viii)    acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of assets from suppliers or vendors in the ordinary course of business;

(ix)      (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for (1) intercompany transactions or arrangements, (2) agreements or arrangements or borrowings incurred under ReShape’s existing credit facilities and (3) short-term indebtedness incurred in the ordinary course of business, (B) make any loans or advances to any other Person other than intercompany transactions or arrangements, or (C) make any capital contributions to, or investments in, any other Person except for intercompany transactions or arrangements;

(x)       enter into any Contract that would materially restrict, after the Effective Time, ReShape and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) with respect to engaging or competing in any line of business or in any geographic area;

(xi)      materially change any of its financial or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xii)     (A) change or revoke any material Tax election with respect to ReShape or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to ReShape or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) affecting any material Tax liability or refund of material Taxes with respect to ReShape or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the ReShape or any of its Subsidiaries or (E) settle or compromise any material Tax liability or refund of material Taxes with respect to the ReShape or any of its Subsidiaries;

(xiii)    other than in the ordinary course of business, waive, release, or assign any rights or claims under, or renew, modify or terminate any ReShape Material Contract (other than intercompany transactions, agreements or arrangements), in any material respect in a manner which taken as a whole is adverse to ReShape or which could prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby past the Termination Date (or any extension thereof);

(xiv)    cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of ReShape and its Subsidiaries, to the extent available on commercially reasonable terms;

(xv)     enter into any amendments to the ReShape Asset Purchase Agreement without the prior written consent of Vyome; and

(xvi)    agree or commit to take any of the actions described in clauses (i) through (xv) of this Section 5.02(b).

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

6.01    Investigation.

(a)Each of Vyome and ReShape shall afford to each other and to the Representatives of such other party reasonable access during normal business hours, during the Pre-Closing Period, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financing, operating and other data and information regarding Vyome and its Subsidiaries, as ReShape may reasonably request in connection with activities related to the completion of the transactions contemplated by this Agreement (collectively, the “Activities”), or regarding ReShape and its Subsidiaries, as Vyome may reasonably request in connection with the Activities, as the case may be. Notwithstanding the foregoing, neither Vyome nor ReShape nor their respective Subsidiaries shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party (provided that ReShape or Vyome, as the case may be, has used commercially reasonable efforts to find an alternative way to provide the access or information contemplated by this Section 6.01), cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law or would otherwise disclose competitively sensitive material.
(b)The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement.

6.02    Registration Statement and Proxy Statement for Stockholder Approval.  As soon as practicable, and in any event within thirty (30) Business Days following the execution of this Agreement, (a) ReShape and Vyome shall jointly prepare a joint proxy statement in preliminary form, which shall contain each of the ReShape Recommendation and Vyome Recommendation (unless, in either case, a ReShape Adverse Recommendation Change or a Vyome Adverse Recommendation Change, as applicable, has occurred) and shall contain a proposal for ReShape’s stockholders to approve the ReShape Asset Sale (the “Joint Proxy Statement”) and (b) ReShape shall, subject to receipt of all required information from Vyome (including the required financial information for Vyome), prepare and file with the SEC (i) a registration statement on Form S-4, in which the Joint Proxy Statement shall be included and (ii) a prospectus relating to the ReShape Shares to be offered and sold pursuant to this Agreement and the Merger (such registration statement together with the amendments and supplements thereto, the “Registration Statement”). ReShape shall use its commercially reasonable efforts, and Vyome will reasonably cooperate with ReShape in such efforts, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the transactions contemplated by this Agreement, including the Merger. Each of ReShape and Vyome shall use its respective commercially reasonable efforts to mail the Joint Proxy Statement to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. ReShape shall also use commercially reasonable efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of ReShape Shares pursuant to this Agreement, and each party shall furnish all information concerning Vyome, ReShape and the holders of capital stock of Vyome and ReShape, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement. No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to the Registration Statement shall be made by ReShape, or with respect to the Joint Proxy Statement shall be made by Vyome, ReShape or any of their respective

Subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. ReShape shall advise Vyome, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the ReShape Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of ReShape and Vyome shall advise the other party, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Vyome or ReShape, or any of their respective affiliates, officers or directors, is discovered by Vyome or ReShape which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either ReShape Stockholders or holders of Vyome Common Stock, as applicable.

6.03    Stockholders’ Meetings.

(a)Vyome shall take all action necessary in accordance with applicable Law and Vyome’s Organizational Documents to duly give notice of, convene and hold a meeting of holders of Vyome Common Stock, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to approve the adoption of this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Vyome Stockholders’ Meeting”). Subject to Section 6.04(b) (but without limiting the provisions of Section 6.04(g)), Vyome will, through its directors, recommend that the holders of Vyome Common Stock adopt this Agreement and will use commercially reasonable efforts to solicit from the holders of Vyome Common Stock proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the holders of Vyome Common Stock required by applicable Law to obtain such approvals.
(b)ReShape shall take all action necessary in accordance with applicable Law and ReShape Organizational Documents to duly give notice of, convene and hold a meeting of the ReShape Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to obtain the ReShape Stockholder Approval (the “ReShape Stockholders’ Meeting”). Subject to Section 6.04(d) and Section 6.04(e) (but without limiting the provisions of Section 6.04(g)), ReShape will, through the ReShape Board, recommend that the ReShape Stockholders approve the proposals to approve this Agreement and to issue shares in accordance with its provisions, including in connection with the Merger, and will use commercially reasonable efforts to solicit from the ReShape Stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the ReShape Stockholders required by the rules of the Nasdaq or applicable Law to obtain such approvals.
(c)Vyome and ReShape will use their commercially reasonable efforts to hold the Vyome Stockholders’ Meeting and the ReShape Stockholders’ Meeting on the same date and as soon as practicable after the date of this Agreement, taking into account the deadline for filing the Joint Proxy Statement as set forth in Section 6.02.

6.04    Non Solicitation.

(a)Vyome agrees that, except as expressly contemplated hereby, neither it nor any of its Subsidiaries shall, and Vyome shall, and shall cause its Subsidiaries to, instruct its and their respective Representatives not to directly or indirectly (i) initiate, seek, or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal with respect to Vyome, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Vyome or any of its Subsidiaries or afford access to the properties, books or records of Vyome or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to Vyome, or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to an Acquisition Proposal with respect to Vyome (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 6.04). Vyome shall, and shall cause its Subsidiaries and instruct its and their respective Representatives to, immediately upon the execution of this Agreement cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than ReShape and its Affiliates) conducted heretofore by Vyome or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition

Proposal or which could reasonably be expected to lead to an Acquisition Proposal and in connection therewith, Vyome will immediately discontinue access by any Person (other than ReShape and its Affiliates) to any data room (virtual or otherwise) established by Vyome or its Representatives for such purpose.
(b)Neither the Vyome Board nor any committee thereof shall directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to ReShape or Merger Sub), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to ReShape or Merger Sub), the approval, recommendation or declaration of advisability by the Vyome Board or any such committee of the transactions contemplated by this Agreement, (ii) propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Vyome, or (iii) fail to reaffirm or re-publish the Vyome Recommendation within five (5) Business Days of being requested by ReShape to do so (any action described in this sentence being referred to as a “Vyome Adverse Recommendation Change”). For the avoidance of doubt, a change of Vyome Recommendation to “neutral” is a Vyome Adverse Recommendation Change.
(c)ReShape agrees that, except as expressly contemplated hereby, neither it nor any of its Subsidiaries shall, and ReShape shall, and shall instruct its Subsidiaries to, instruct its and their respective Representatives not to directly or indirectly (i) initiate, seek, or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal with respect to ReShape, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to ReShape or any of its Subsidiaries or afford access to the properties, books or records of ReShape or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to ReShape, or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar agreement with respect to an Acquisition Proposal with respect to ReShape (other than a confidentiality agreement containing terms no less favorable to Vyome with respect to confidentiality than the terms of the Confidentiality Agreement (including any standstill agreement or similar provisions) (an “Acceptable Confidentiality Agreement”)). ReShape shall, and shall cause its Subsidiaries and instruct its and their respective Representatives to, immediately upon the execution of this Agreement cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than Vyome and its Affiliates) conducted heretofore by ReShape or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal and in connection therewith, ReShape will immediately discontinue access by any Person (other than Vyome and its Affiliates) to any data room (virtual or otherwise) established by ReShape or its Representatives for such purpose. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the ReShape Stockholder Approval, ReShape and the ReShape Board may take any actions described in clause (ii) of this Section 6.04(c) with respect to a third party if (x) ReShape receives a written Acquisition Proposal with respect to ReShape from such third party (and such Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or facilitated in violation of this Section 6.04) and (y) such proposal constitutes, or the ReShape Board determines in good faith that such proposal is reasonably be expected to lead to, a Superior Proposal with respect to ReShape, provided that ReShape may deliver non-public information to such third party only pursuant to an Acceptable Confidentiality Agreement (but in relation to ReShape rather than Vyome). Nothing contained in this Section 6.04 shall prohibit ReShape or the ReShape Board from taking and disclosing to the ReShape Stockholders a position with respect to an Acquisition Proposal with respect to ReShape pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, if the ReShape Board has reasonably determined in good faith, after consultation with ReShape’s outside legal counsel, that the failure to do so would be reasonably likely to be a breach of its fiduciary duties; provided that this sentence shall not permit the ReShape Board to make a ReShape Adverse Recommendation Change, except to the extent permitted by Section 6.04(d) or Section 6.04(e).
(d)Neither the ReShape Board nor any committee thereof shall directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Vyome), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Vyome), the approval, recommendation or declaration of advisability by the ReShape Board or any such committee of the transactions contemplated by this Agreement including the issuance of ReShape Shares in the Merger, (ii) propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to ReShape or (iii) fail to reaffirm or re-publish the ReShape Recommendation within five (5) Business Days of being requested by Vyome to do so (any action described in this sentence being referred to as an “ReShape Adverse Recommendation Change”). For the avoidance of doubt, a change of ReShape Recommendation to “neutral” is a ReShape Adverse Recommendation Change. Notwithstanding the foregoing, at any time prior to obtaining the ReShape Stockholder Approval, and subject to ReShape’s compliance at all times with the provisions of this Section 6.04 and Section 6.03, in response to a Superior Proposal with respect to ReShape that has not been withdrawn and did not result from a breach of Section 6.04(c), the ReShape Board may make a ReShape Adverse Recommendation Change; provided, however, that unless the ReShape Stockholders’ Meeting is scheduled to occur with the next ten (10) Business Days, ReShape shall not be entitled to exercise its right to make a ReShape Adverse Recommendation Change in response to a Superior Proposal with respect to ReShape (x) until five (5) Business

Days after ReShape provides written notice to Vyome advising Vyome that the ReShape Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group making such Superior Proposal and including copies of all documents pertaining to such Superior Proposal, (y) if during such five (5) Business Day period, Vyome proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the ReShape Board determines in good faith, after good faith negotiations between ReShape and Vyome (if such negotiations are requested by Vyome) during such five (5) Business Day period (after and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that such alternative transaction proposal is not at least as favorable to ReShape and its stockholders as the Superior Proposal and (z) unless the ReShape Board determines that the failure to make a ReShape Adverse Recommendation Change would be a breach of its fiduciary obligations.
(e)Notwithstanding the first sentence of Section 6.04(d), at any time prior to obtaining the ReShape Stockholder Approval, in connection with any Intervening Event, the ReShape Board may make a ReShape Adverse Recommendation Change after the ReShape Board (i) determines in good faith that the failure to make such ReShape Adverse Recommendation Change would be a breach of its fiduciary duties to the stockholders of ReShape, (ii) determines in good faith that the reasons for making such ReShape Adverse Recommendation Change are independent of and unrelated to any pending Acquisition Proposal with respect to Vyome, and (iii) provides written notice to Vyome (an “ReShape Notice of Change”) advising Vyome that the ReShape Board is contemplating making a ReShape Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that, unless the ReShape Stockholders’ Meeting is scheduled to occur within the next five (5) Business Days, (x) the ReShape Board may not make such a ReShape Adverse Recommendation Change until the fifth Business Day after receipt by Vyome of the ReShape Notice of Change and (y) during such five (5) Business Day period, at the request of Vyome, ReShape shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the ReShape Board not to make such ReShape Adverse Recommendation Change, consistent with its fiduciary duties.
(f)ReShape and Vyome agree that in addition to their respective obligations set forth in paragraphs (a) through (e) of this Section 6.04, as promptly as practicable after receipt thereof, Vyome or ReShape, as applicable, shall advise each other in writing of any request for information or any Acquisition Proposal with respect to such party received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Vyome or ReShape, as applicable, shall promptly provide to ReShape or Vyome, respectively, copies of any written materials received by Vyome or ReShape, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of Vyome and ReShape agrees that it shall simultaneously provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to the other. Vyome and ReShape shall keep ReShape and Vyome, respectively, fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of Vyome and ReShape agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party or fail to enforce, to the fullest extent permissible under applicable Law, any such standstill or similar agreement to which it is a party.
(g)Notwithstanding any Vyome Adverse Recommendation Change or any ReShape Adverse Recommendation Change, this Agreement shall be submitted to the respective shareholders of Vyome and ReShape at the Vyome Stockholders’ Meeting and the ReShape Stockholders’ Meeting, as applicable, and nothing contained herein shall be deemed to relieve Vyome or ReShape of such obligation.

6.05    Regulatory Approvals; Additional Agreements.

(a)Each of Vyome and ReShape shall (i) give each other prompt notice of the commencement or written threat of commencement of any legal proceeding by or before any Governmental Body with respect to the transactions contemplated by this Agreement, (ii) keep each other informed as to the status of any such legal proceeding or threat, and (iii) reasonably cooperate with each other and use commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.
(b)Subject to the conditions and upon the terms of this Agreement, each of ReShape and Vyome shall use commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party hereto shall use commercially reasonable efforts (i) to cooperate with the other parties hereto, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) to give all notices required to be made and given by such party in connection with the transactions contemplated by this Agreement; (iii) to obtain each approval, consent, ratification, permission, waiver of authorization required to be obtained from a Governmental Body or a party to any material Contract; and (iv) with respect to any approval, consent, ratification, permission, waiver of authorization required to be obtained from parties to any material Contracts as provided in clause (iii) hereof, enter into and negotiate commercially reasonable definitive agreements with respect to such parties to such material Contracts and other incentives to such parties on commercially reasonable terms; provided, however, that no party shall be required to pay any fees or other financial accommodation in connection therewith.

6.06    Indemnification of Officers and Directors.

(a)From and after the Effective Time, the Surviving Corporation shall, and ReShape shall cause the Surviving Corporation to, indemnify, defend and hold harmless each present and former director, officer and employee of Vyome and ReShape, each present and former director, member of the board of directors, officer and employee of any of their respective Subsidiaries, and any fiduciary under any Vyome Plan or ReShape Plan (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including attorneys’ fees and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a director, officer, employee or fiduciary of Vyome or ReShape or a member of the board of directors, officer, employee or fiduciary of any of its respective Subsidiaries or a fiduciary under any Vyome Plan or ReShape Plan, whether asserted or claimed prior to, at or after the Effective Time (including with respect to any acts or omissions in connection with this Agreement and the transactions and actions contemplated by this Agreement), to the fullest extent that Vyome or ReShape, as applicable, would have been permitted under applicable Law and the applicable Organizational Documents (and, to the extent not contrary to applicable Law or its Organizational Documents, any indemnification agreement) in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation shall also promptly advance expenses as incurred in advance of any final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent that Vyome, ReShape or its applicable Subsidiary would have been permitted under applicable Law or its Organizational Documents (and, to the extent not contrary to applicable Law or its Organizational Documents, any indemnification agreement) in effect on the date of this Agreement; provided, however, that the Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law or the applicable Organizational Documents (as in effect on the date hereof), to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether a director’s, officer’s, employee’s or fiduciary’s conduct complied with the standards set forth under applicable Law and the applicable Organizational Documents (or the applicable Organizational Documents of a Subsidiary or Vyome Plan or ReShape Plan) shall be made by independent counsel selected by the Indemnified Party. In the event of any claim, action, suit, proceeding or investigation, (i) neither ReShape nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation (and in which indemnification could be sought by Indemnified Parties hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation or such Indemnified Party otherwise consents in writing, and (ii) the Surviving Corporation shall cooperate in the defense of such matter. The parties agree that this Section 6.07(a) does not purport to limit any rights that any Indemnified Party may have under any employment agreement, indemnification agreement, Vyome Plan or ReShape Plan in effect on the date of this Agreement and disclosed to Vyome or ReShape prior to the execution hereof, which provisions shall not be amended, repealed or otherwise in any manner that would materially adversely affect the rights thereunder of any such individual.
(b)From and after the Effective Time, the Surviving Corporation shall, and ReShape shall cause the Surviving Corporation to, honor all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of Vyome, ReShape or its respective Subsidiaries as provided in their respective Organizational Documents or in any agreement to which Vyome, ReShape or any of its respective Subsidiaries is a party, which rights shall survive the Merger and shall continue in full force and effect to the extent permitted by Law. No such provision in any Organizational Document or other agreement of the Surviving Corporation or any Subsidiary of Vyome or ReShape shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder to any such individual with respect to acts or omissions occurring at or prior to the Effective Time. In addition, from and after the Effective Time, all directors, officers and employees and all fiduciaries currently indemnified under any Vyome Plan who become directors, officers, employees or fiduciaries under a ReShape Plan will be entitled to the indemnity, advancement and exculpation rights and protections afforded to directors, officers and employees or fiduciaries under the applicable ReShape Plan. From and after the Effective Time, the Surviving Corporation shall, and ReShape shall cause the Surviving Corporation to, assume, be jointly and severally liable for, and honor, guaranty and stand surety for, in accordance with their respective terms, each of the covenants contained in this Section 6.07 without limit as to time.
(c)ReShape shall, at the sole cost of ReShape, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time with recognized insurance companies for the Persons who, as of the date of this Agreement, are covered by the existing directors’ and officers’ liability insurance and fiduciary liability insurance of ReShape (collectively, “D&O Insurance”), with terms, conditions, retentions and levels of coverage at least as favorable as the D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated by this Agreement), with respect to the D&O Insurance, provided that such payment for the “tail” insurance policies shall be deducted to arrive at the “ReShape Net Cash”.
(d)If ReShape or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of ReShape or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.07.
(e)The rights of the Indemnified Parties under this Section 6.07 shall be in addition to any rights such Indemnified Parties may have under the Organizational Documents of ReShape or Vyome any party or the comparable documents of any of such party’s Subsidiaries, or under any applicable Contracts or applicable Laws in effect on the date of this Agreement and, in the case of such documents and Contracts, disclosed to ReShape and Vyome prior to the execution hereof, and the Surviving Corporation shall, and ReShape shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by to ReShape and Vyome or any of its respective Subsidiaries in effect on the date of this Agreement and disclosed to ReShape and Vyome prior to the execution hereof.

6.07    Public Disclosure.  The initial press release relating to this Agreement shall be a joint press release and thereafter ReShape and Vyome shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other transactions contemplated hereby; provided, however, that no such consultation shall be required if, prior to the date of such release or public statement, a Vyome Adverse Recommendation Change or a ReShape Adverse Recommendation Change shall have occurred in compliance in all respects with the terms of Section 6.04. No provision of this Agreement shall prohibit either Vyome or ReShape from issuing any press release or public statement in the event of a Vyome Adverse Recommendation Change or a ReShape Adverse Recommendation Change in compliance in all respects with the terms of Section 6.04.

6.08    Nasdaq Listing.

(a)ReShape shall, in accordance with the requirements of Nasdaq, file with Nasdaq (i) a Listing of Additional Shares Notice covering the ReShape Shares to be issued to holders of Vyome Common Stock and Vyome Preferred Stock pursuant to this Agreement and (ii) a continued listing application for the combined company after the Merger to maintain ReShape’s existing listing on Nasdaq, in each case as promptly as practicable after the date of this Agreement (such applications or filings, the “Nasdaq Filings”).
(b)In connection with the Nasdaq Filings, Vyome shall exercise its reasonable best efforts and take all necessary steps to obtain the authorization and approval by Nasdaq of the Nasdaq Filings, including furnishing to ReShape all information required by Nasdaq or advisable to complete the relevant applications and otherwise cooperate with ReShape in connection with the Nasdaq Filings. Without limiting the foregoing, Vyome shall cooperate in good faith with ReShape and exercise its reasonable best efforts to take (i) any and all actions necessary, proper or advisable to satisfy the conditions set forth in Section 7.01(f) and to complete the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and (ii) any and all actions necessary, proper or advisable to avoid, prevent, eliminate or remove any denial, rejection, dismissal or non-action with respect to approval by Nasdaq of the Nasdaq Filings.
(c)From the date of this Agreement through the Closing Date, ReShape shall use commercially reasonable efforts to maintain its existing listing on Nasdaq.

6.09    Takeover Laws.  If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each of ReShape and Vyome and the members of its respective board of directors, to the extent permissible under applicable Law, will grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

6.10    Section 16.  ReShape shall, prior to the Effective Time, cause the ReShape Board to approve the issuance of ReShape Shares in connection with the Merger with respect to any employees of Vyome who, as a result of their relationship with ReShape as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, Vyome Board shall approve the disposition of Vyome equity securities (including derivative securities) in connection with the Merger by those directors and officers of Vyome subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

6.11    Name Change and Ticker Symbol.  ReShape shall seek the approval of Nasdaq to change its corporate name to “Vyome Holdings, Inc.” and the ticker symbol for its shares listed on Nasdaq to “HIND” upon the Effective Time.

6.12    Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of ReShape shall be amended and restated to reflect the amendments contemplated by this Agreement, including that ReShape’s name shall be changed to “Vyome Holdings, Inc.”, the ReShape Board structure and composition be amended as set forth in Section 2.16 and including appropriate provisions stating the term and renewal of the directors on the classified board of ReShape (along with removing existing references relating such term and renewal to an initial public offering of ReShape) as provided for under Schedule 6.12 of this Agreement, and, as amended, shall be the certificate of incorporation of ReShape until thereafter amended in accordance with the terms thereof or as provided by applicable Law, including the amendments contemplated by this Agreement.

6.13    No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Vyome, directly or indirectly, the right to control or direct ReShape’s operations or give ReShape, directly or indirectly, the right to control or direct Vyome’s operations prior to the Effective Time. Prior to the Effective Time, each of Vyome and ReShape shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

6.14    Certain Tax Matters.

(a)The parties intend that the Merger will qualify as a reorganization under Section 368(a) of the Code (the “Intended Tax Treatment”), and each shall not take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a reorganization under Section 368(a) of the Code.
(b)Each of the parties hereto shall use its reasonable best efforts to obtain (i) the ReShape Registration Statement Tax Opinion and (ii) the Vyome Registration Statement Tax Opinion, including by delivering to Fox Rothschild LLP and Sichenzia Ross Ference Carmel LLP prior to the filing of the Form S-4 Registration Statement customary tax representation. Each of the parties hereto shall use its reasonable best efforts not to, and not permit any affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the tax representation letters described in this Section 6.14(b).

6.15    Reverse Stock Split.  The ReShape Board shall effect a reverse stock split of ReShape Shares, at a ratio within the range approved by ReShape’s stockholders at its annual meeting of stockholders held on February 23, 2024, with the final ratio to be determined by the ReShape Board. ReShape agrees that in connection with such reverse stock split, it will obtain the consent of Vyome prior to setting a final reverse stock split ratio to be effected by ReShape, and that such reverse stock split ratio will be designed to allow ReShape and Vyome to obtain the authorization and approval by Nasdaq of the Nasdaq Filings.

6.16    Vyome Equity Plan.  As of the Effective Time, the treatment of Vyome Options and Vyome Restricted Stock Awards under the Vyome Equity Plan will be in the manner as set forth in Section 2.07(a)(v) above.

ARTICLE 7

CONDITIONS TO CLOSING

7.01    Conditions to Parties’ Obligations.  The obligations of ReShape and Vyome to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by ReShape and Vyome of the following conditions:

(a)The ReShape Stockholder Approval shall have been attained.
(b)The Vyome Stockholder Approval shall have been attained.
(c)No provision of any applicable Law and no order (preliminary or otherwise) shall be in effect that prohibits the consummation of the Merger or the other transactions contemplated hereby.
(d)The Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement shall have been issued by the SEC.
(e)There shall be no Action pending against ReShape, Merger Sub or Vyome by any Governmental Body seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of, or to have rescinded, the Merger.
(f)Nasdaq shall have approved the Nasdaq Filings.
(g)The ReShape Series C Amendment Agreement (as may be amended from time to time if agreed in writing by ReShape and Vyome) shall be in full force and effect such that the transactions contemplated by the ReShape Series C Amendment Agreement shall have been consummated, and all shares of ReShape Series C Preferred Stock shall be canceled and terminated in exchange for the payment set forth therein, immediately prior to, and contingent upon, the Effective Time.
(h)The Option Agreement shall have been executed.

7.02    Conditions to ReShape’s and Merger Sub’s Obligations.  The obligation of ReShape to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

(a)Each of the representations and warranties of Vyome contained in Article 3 that is (i) qualified as to or by Material Adverse Effect shall be true and correct in all respects as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by Material Adverse Effect shall be true and correct as of the Closing Date (without giving effect to any “material,” “materiality” or similar phrases) as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except in each case where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect on Vyome.
(b)Vyome shall have performed in all material respects all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing Date.
(c)The Concurrent Financing Agreements (as may be amended from time to time if agreed in writing by ReShape and Vyome) shall be in full force and effect such that the Concurrent Financing shall be consummated immediately following the Effective Time without the further satisfaction of any conditions.
(d)Since the date of this Agreement, there shall not have been or occurred any Material Adverse Effect on Vyome.
(e)Vyome will have delivered to ReShape each of the following:

(i)      a certificate of Vyome executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions specified in subsections (a), (b) and (c) above as they relate to Vyome have been satisfied;

(ii)     certified copies of the resolutions duly adopted by Vyome Board authorizing the execution, delivery and performance of this Agreement, the Merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby;

(iii)    (A) a certified copy of the certificate of incorporation of Vyome and (B) a certificate of good standing from the Secretary of State of the State of Delaware dated within five (5) Business Days of the Closing Date; and

(f)a certificate of Vyome that meets the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), dated within thirty (30) days prior to the Closing Date and in form and substance reasonably acceptable to ReShape, and a signed notice to be delivered to the IRS in accordance with Treasury Regulations Section 1.897-2(h)(2), along with written authorization for ReShape to deliver such notice form to the Internal Revenue Service on behalf of Vyome upon the Effective Time.

7.03    Conditions to Vyome’s Obligations.  The obligations of Vyome to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a)Each of the representations and warranties of ReShape and Merger Sub contained in Article 4 that is (i) qualified as to or by Material Adverse Effect shall be true and correct in all respects as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by Material Adverse Effect shall be true and correct as of the Closing Date (without giving effect to any “material,” “materiality” or similar phrases) as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except in each case where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect on ReShape.
(b)Each of ReShape and Merger Sub shall have performed in all material respects all of its respective covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing Date.
(c)Since the date of this Agreement, there shall not have been or occurred any Material Adverse Effect on ReShape.
(d)If the Closing occurs by July 31, 2024, the ReShape Net Cash shall be at least $1,325,000 and if the Closing occurs after July 31, 2024, such minimum amount of ReShape Net Cash will be reduced by $175,000 on the first day of each month beginning on August 1, 2024.
(e)ReShape shall have delivered to Vyome each of the following:

(i)      a certificate of ReShape executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions specified in subsections (a), (b) and (c) hereof have been satisfied;

(ii)     certified copies of the resolutions duly adopted by each of the ReShape Board and the board of directors of Merger Sub authorizing the execution, delivery and performance of this Agreement, the Merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby; and

(iii)    (A) a certified copy of the ReShape Organizational Documents (including the articles association as amended and restated pursuant to this Agreement); (B) a certified copy of the Merger Sub’s Organizational Documents and (C) certificates of good standing in their respective jurisdictions of organization, or their equivalents dated within five (5) Business Days of the Closing Date.

(f)The ReShape Asset Purchase Agreement shall have been in full force and effect such that the ReShape Asset Sale contemplated thereunder shall be consummated without the further satisfaction of any other conditions.
(g)All outstanding ReShape Warrants, except for a number of ReShape Warrants exercisable for ReShape Shares representing not more than 2.75% of the fully diluted ReShape Shares as of the date hereof, shall have been exercised in accordance with their terms in exchange for ReShape Shares or shall have been otherwise settled on terms agreed upon between ReShape and the holder thereof such that the ReShape Warrants are canceled and terminated prior to the Effective Time.

7.04    Waiver of Conditions.  All conditions to the closing of the Merger will be deemed to have been satisfied or waived from and after the Effective Time.

ARTICLE 8

TERMINATION

8.01    Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)by the mutual written agreement of ReShape and Vyome;
(b)by ReShape, if:

(i)      at any time prior to the Effective Time, if any of Vyome’s covenants, representations or warranties contained in this Agreement shall have been materially breached or, any of Vyome’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 7.01 or Section 7.02 would not be satisfied, and such breach is (A) is incapable of being cured by Vyome or (B) shall not have been cured within forty-five (45) days of receipt by Vyome of written notice of such breach describing in reasonable detail such breach;

(ii)     the Vyome Board or any committee thereof (A) shall make a Vyome Adverse Recommendation Change, (B) shall not include the Vyome Recommendation in the Joint Proxy Statement or (C) shall publicly propose or allow Vyome to publicly propose to take any of the actions in clauses (A) or (B) of this Section 8.01(b)(ii);

(iii)    Vyome materially breaches its obligations under Section 6.04;

(iv)    the Concurrent Financing Agreements (as may be amended from time to time if agreed in writing by ReShape and Vyome) is not in full force and effect such that the Concurrent Financing shall not be consummated immediately following the Effective Time without the further satisfaction of any conditions; or

(v)     any of the Vyome Support Agreement Parties fails to execute and deliver to ReShape the Vyome Support Agreement of such Vyome Support Agreement Parties within one Business Day following the execution of this Agreement.

(c)by Vyome, if:

(i)      at any time prior to the Effective Time, any of ReShape’s or Merger Sub’s covenants, representations or warranties contained in this Agreement shall have been materially breached or, any of ReShape’s and Merger Sub’s representations and warranties shall have become untrue such that any of the conditions set forth in Section 7.01 or Section 7.03 would not be satisfied, and such breach (A) is incapable of being cured by ReShape or Merger Sub, as the case may be, or (B) shall not have been cured within forty-five (45) days of receipt by ReShape of written notice of such breach describing in reasonable detail such breach;

(ii)     the ReShape Board, or any committee thereof (A) shall make a ReShape Adverse Recommendation Change, (B) shall not include the ReShape Recommendation in the Joint Proxy Statement or (C) shall publicly propose to or allow ReShape to publicly propose to take any of the actions in clauses (A) or (B) of this Section 8.01(c)(ii);

(iii)    ReShape materially breaches its obligations under Section 6.04;

(iv)    the ReShape Net Cash on the Anticipated Closing Date (or Revised Anticipated Closing Date, as appliable) shall be less than the minimum amount set forth in Section 7.03(d) as of such date.

(v)     all other conditions (except for those conditions that by their nature are to be satisfied at the closing of the Merger) set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied and the ReShape Warrants are not canceled and terminated in accordance with Section 7.02(g) prior to the Effective Time;

(vi)    all other conditions (except for those conditions that by their nature are to be satisfied at the closing of the Merger) set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied and ReShape is unable to close the ReShape Asset Sale immediately prior to the Effective Time; or

(vii)   all other conditions (except for those conditions that by their nature are to be satisfied at the closing of the Merger) set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied and all shares of ReShape Series C Preferred Stock are not canceled and terminated immediatlely prior the Effective Time in exchange for the payment in accordance with Section 7.01(g).

(d)by either ReShape or Vyome, if:

(i)      the transactions contemplated by this Agreement shall violate any order, decree or ruling of any court or Governmental Body that shall have become final and non-appealable or there shall be a Law that makes the transactions contemplated hereby illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 8.01(d)(i) shall not be available to any party whose failure to comply with its obligations under Section 6.04, Section 6.03 or any other provision of this Agreement has been a primary cause of, or resulted in, such action;

(ii)     the Merger contemplated hereby has not been consummated by 5:00 p.m., Pacific time on March 31, 2025 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(d)(ii) shall not be available to ReShape or Vyome if such Person is then in material breach or material violation of any covenant contained in this Agreement; provided, further, that the right to terminate this Agreement under this Section 8.01(d)(ii) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement by such party;

(iii)    the required approval of Vyome Stockholders contemplated hereby at the Vyome Stockholders’ Meeting shall not have been obtained; provided, that the right to terminate this Agreement under this Section 8.01(d)(iii) shall not be available to Vyome where the failure to obtain the required approval of Vyome Stockholders shall have been caused by the action or failure to act of Vyome and such action or failure to act constitutes a material breach by Vyome of this Agreement;

(iv)    the required approval of the ReShape Stockholders contemplated hereby at the ReShape Stockholders’ Meeting shall not have been obtained; provided, that the right to terminate this Agreement under this Section 8.01(d)(iv) shall not be available to ReShape where the failure to obtain the required approval of the ReShape Stockholders shall have been caused by the actions or failure to act of ReShape and such action or failure to act constitutes a material breach by ReShape of this Agreement; or

(v)     the required approval of Nasdaq under Section 7.01(f) shall not have been obtained within thirty (30) days of the later of (x) the ReShape Stockholders’ Meeting and (y) the Vyome Stockholders’ Meeting, and all other conditions (except for those conditions that by their nature are to be satisfied at the closing of the Merger) set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied; provided, further, that the right to terminate this Agreement under this Section 8.01(d)(v) shall not be available to any party whose action or failure to act has been the primary cause of the failure to obtain the required approval of Nasdaq and such action or failure to act constitutes a breach of this Agreement by such party.

8.02    Effect of Termination.  Except as otherwise set forth in Section 8.03, in the event of the termination of this Agreement as provided in Section 8.01, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 8.02, Section 8.03, Article 9 and the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability or damages for any intentional breach of any provision contained in this Agreement or for fraud.

8.03    Termination Fee.

(a)Notwithstanding anything to the contrary set forth in Section 8.02, in the event that this Agreement is terminated (i) by ReShape pursuant to Section 8.01(b)(i), Section 8.01(b)(ii), Section 8.01(b)(iii) and Section 8.01(b)(v), or by ReShape pursuant to Section 8.01(b)(iv) if the amount raised in the Concurrent Financing is less than $7,000,000; or (ii) by Vyome pursuant to Section 8.01(c); or (iii) by ReShape or Vyome pursuant to Section 8.01(d)(v), then the non-terminating party shall be required to pay the terminating party a fee of $1,000,000 (the “Termination Fee”).

(b)Except as provided in Section 8.02, in the event that ReShape or Vyome receives full payment of the Termination Fee pursuant to Section 8.03(a) under circumstances where a Termination Fee was payable, the receipt of the Termination Fee shall be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by ReShape, Merger Sub, Vyome any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Merger and the other transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination; provided that no such payment shall relieve any party of any liability or damages to any other party resulting from any intentional breach of any provision contained in this Agreement or for fraud. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that nothing in this Section 8.03 shall be deemed to affect their respective rights to specific performance hereunder in order to specifically enforce this Agreement. The parties acknowledge and agree that any payment of the Termination Fee is not a penalty but is liquidated damages in a reasonable amount that is intended to compensate ReShape or Merger Sub, or Vyome, as the case may be, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby;

provided, however, that in the case of intentional breach or fraud by either party, the other party shall be permitted to seek damages in excess of the Termination Fee.

ARTICLE 9

MISCELLANEOUS

9.01    Expenses.  Except as otherwise expressly provided herein, ReShape and Merger Sub, on the one hand, and Vyome, on the other hand, shall each pay their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not).

9.02    Amendment.  At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by Vyome Stockholders or ReShape Stockholders) if, and only if, such amendment or waiver is in writing and signed by ReShape, Vyome and Merger Sub; provided, however, that after the receipt of Vyome Stockholder Approval or ReShape Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of the Nasdaq requires further approval of Vyome Stockholders or ReShape Stockholders without the further approval of such stockholders.

9.03    Waiver.

(a)No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.04    No Survival of Representations, Warranties and Covenants.  None of the representations, warranties, covenants or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

9.05    Entire Agreement; Counterparts.  This Agreement (and the exhibits and schedules hereto, the Vyome Disclosure Schedule and the ReShape Disclosure Schedule), the Confidentiality Agreement, the ReShape Support Agreement, the Vyome Support Agreement and the Lock-Up Agreements constitute the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing Date and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which shall be deemed an original and all of which shall constitute one and the same instrument.

9.06    Applicable Law; Jurisdiction.

(a)This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.
(b)The parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the parties arising out of or related to this Agreement or the transactions contemplated by this Agreement shall be in the Court of Chancery in the City of Wilmington, New Castle County, Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be in the federal district court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the superior court in the City of Wilmington, New Castle County, Delaware. The parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the transactions contemplated by this Agreement. The parties further agree that no party shall bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated by this Agreement in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of any party to obtain execution of a judgment in any other jurisdiction. The parties further agree, to the extent permitted by Law, that a final and non-appealable judgment against any party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.
(c)To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 9.06(b).

9.07    Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.08    Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

9.09    No Third Party Beneficiaries.  Except for following the Effective Time, the right of the Indemnified Parties to enforce the provisions of Section 6.07 only, ReShape, Vyome and Merger Sub agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

9.10    Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) by electronic mail (when receipt confirmation is received). Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to ReShape and Merger Sub prior to closing of the Merger:

Attention:

ReShape Lifesciences Inc.

18 Technology Drive, Suite 110

Irvine, California 92618

Attention: Paul F. Hickey, Chief Executive Officer

Email: phickey@reshapelifesci.com

with a copy (which shall not constitute notice) to:

Fox Rothschild LLP

33 South Sixth Street, Suite 3600

Minneapolis, MN 55402

Attention: Brett R. Hanson

Email: bhanson@foxrothschild.com

Notices to Vyome:

Vyome Therapeutics, Inc.

100, Overlook Center, 2nd Floor

Princeton NJ 08540

Attention: Venkat Nelabhotla, Chief Executive Officer

Email: nvenkat@vyometx.com

with a copy (which shall not constitute notice) to:

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st floor, New York, NY 10036

Attention: Gregory Sichenzia

Email: gsichenzia@srfc.law

9.11    Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

9.12    Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any of the parties in accordance with their specific terms or were otherwise breached by any party hereto. It is accordingly agreed that (i) Vyome shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by ReShape or Merger Sub and to enforce specifically the terms and provisions hereof against ReShape and Merger Sub in any court having jurisdiction, this being in addition to any other remedy to which Vyome is entitled at law or in equity, without posting any bond or other undertaking and (ii) ReShape and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Vyome and to enforce specifically the terms and provisions hereof against Vyome in any court having jurisdiction, this being in addition to any other remedy to which ReShape or Merger Sub are entitled at law or in equity, without posting any bond or other undertaking. The parties acknowledge that the agreements contained in this Section 9.12 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Vyome nor ReShape would enter into this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger on the day and year first above written.

RESHAPE:

RESHAPE LIFESCIENCES INC.

By:	/s/ Paul F. Hickey
Name: Paul F. Hickey
Title: President and Chief Executive Officer

VYOME:

VYOME THERAPEUTICS, INC.

By:	/s/ Venkat Nelabhotla
Name: Venkat Nelabhotla
Title: President and Chief Executive Officer

MERGER SUB:

RAIDER LIFESCIENCES INC.

By:	/s/ Paul F. Hickey
Name: Paul F. Hickey
Title: President and Chief Executive Officer

Annex B — Asset Purchase Agreement

ASSET PURCHASE AGREEMENT

by and between

RESHAPE LIFESCIENCES INC.

and

NINJOUR HEALTH INTERNATIONAL LIMITED

Dated as of July 8, 2024

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is entered into as of July 8, 2024, by and between ReShape Lifesciences Inc., a Delaware corporation (the “ReShape”), and Ninjour Health International Limited, a private limited company incorporated under the laws of United Kingdom (“Buyer”).  Certain capitalized terms used in this Agreement are defined in Exhibit A.  ReShape and Buyer are referred to in this Agreement collectively as the “Parties,” and individually as a “Party.”

WHEREAS, ReShape and Buyer wish to provide for the sale of the Purchased Assets from ReShape to Buyer on the terms set forth in this Agreement;

WHEREAS, this Agreement has been approved by the respective boards of directors of Buyer and ReShape.

NOW, THEREFORE, in consideration of the premises and mutual covenants, agreements and provisions herein contained, the Parties agree as follows:

1.PURCHASE AND SALE OF PURCHASED ASSETS.

1.1Purchased Assets.  On the date of Closing, ReShape shall (and shall cause each ReShape Affiliate to) sell, assign, transfer, convey and deliver to Buyer, good and valid title to the Purchased Assets, free of any Encumbrances, on the terms and subject to the conditions set forth in this Agreement.  For purposes of this Agreement, “Purchased Assets” shall mean and include all of the properties, assets, goodwill, rights, title, interests, other assets of every kind, nature and description, real, personal or mixed, and tangible and intangible assets (wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP) of ReShape and each of its Affiliates used primarily in the ReShape Business including, without limitation:

(a)all ReShape Inventory, a listing as on the date of execution of this Agreement is set forth in Schedule 1.1(a), which will be updated within five (5) Business Days of the Closing;

(b)all tangible property, including raw materials (to the extent not expired), works-in-progress, equipment, prototypes, tools, supplies, furniture, fixtures, improvements and other tangible assets, used primarily in the ReShape Business (collectively, the “ReShape Equipment”);

(c)the ReShape Intellectual Property;

(d)all Contracts, including those listed in Schedule 1.1(d), and all rights related thereto (the “ReShape Business Contracts”), pursuant to the Assignment and Assumption Agreement attached hereto as Exhibit E and incorporated herein by reference;

(e)the ReShape Regulatory Information;

(f)the Governmental Authorizations set forth in Schedule 1.1(f) (the “ReShape Governmental Authorizations”);

(g)the following records and files primarily relating to the Purchased Assets or the Assumed Liabilities and in the possession of ReShape or any of its Affiliates (but excluding records or files that cannot be reasonably separated from Excluded Assets or redacted to include only books and records primarily relating to the Purchased Assets or the Assumed Liabilities): (i) vendor lists, (ii) customer lists, (iii) a list of the distributors for the ReShape Products, (iv) pricing lists for the ReShape Products, (v) market research reports, marketing plans and other marketing-related information and materials, (vi) advertising, marketing, sales and promotional materials, (vii) quality control information and materials, and (viii) other business records relating primarily to the Purchased Assets or the Assumed Liabilities, to the extent that such other business records are able to be transferred under applicable Law (the foregoing records and documents, (i)–(viii), collectively the “ReShape Books and Records”); provided, however, that ReShape may retain copies of all ReShape Books and Records; and

(h)all ReShape Accounts Receivable.

1.2Excluded Assets.  Notwithstanding anything to the contrary contained in Section 1.1 or elsewhere in this Agreement, the following (collectively, the “Excluded Assets”) shall not be part of the sale and purchase contemplated hereunder, and are excluded from the Purchased Assets, and shall remain the property of ReShape after the Closing:

(a)any Tax Returns and Tax records of ReShape, and all Tax assets of ReShape and its Affiliates, including all losses, loss carryforwards and rights to receive refunds, credits, advance payments, and loss carryforwards to the extent attributable to Taxes of ReShape that constitute Excluded Liabilities;

(b)insurance policies and Claims thereunder, in each case, relating to the ReShape Business prior to Closing;

(c)all cash and cash equivalents of ReShape or any of its Affiliates;

(d)all real property owned by ReShape or any of its Affiliates;

(e)all minute books and corporate seals, stock books, Tax Returns and similar records of ReShape or any of its Affiliates other than the ReShape Books and Records;

(f)all claims and counterclaims relating to any Excluded Liabilities or Excluded Assets; and

(g)all claims, remedies and/or rights of ReShape under the terms of this Agreement or any Transactional Agreement.

1.3Assumed Liabilities.  Subject to Section 1.4, Buyer shall assume, effective as of the Closing (a) all ReShape Accounts Payable that remain unpaid as of the Closing Date; (b) all current liabilities, including accrued expenses, of the ReShape Business; (c) the obligations of ReShape or any of its Affiliates under the ReShape Business Contracts; (d) any and all products liability Claims that arose out of, relates to or results from any ReShape Product sold prior to the Closing; and (e) all other Liabilities arising out of or relating to Buyer’s ownership or operation of the Purchased Assets on or after the Closing (collectively, the “Assumed Liabilities”).

1.4Excluded Liabilities.  Except for the Assumed Liabilities, Buyer shall not assume, and shall have no liability for, any Liabilities of ReShape or any ReShape Affiliate of any kind, character or description, it being understood that Buyer is expressly disclaiming any express or implied assumption of any Liabilities other than the Assumed Liabilities including, without limitation all Liabilities arising out of, resulting from or relating to (collectively, the “Excluded Liabilities”):

(a)any of the Excluded Assets;

(b)Taxes (other than Transfer Taxes, which shall be governed solely by Section 1.8) (i) in respect of or imposed upon ReShape or any of its Affiliates for any taxable period, or (ii) imposed with respect to the Purchased Assets or the ReShape Business for any taxable period (or portion thereof) ending on or prior to the Closing Date; and

(c)any current or former employee or contractor of ReShape, or any of its Affiliates, including any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers' compensation, severance, retention, termination or other payments.

1.5Purchase Price; Payment of Purchase Price.  As consideration for the sale, transfer, conveyance, assignment and delivery to Buyer of the Purchased Assets, on the date of Closing, Buyer shall (a) pay ReShape, by wire transfer of immediately available funds to the account designated by ReShape, an aggregate amount in cash equal to US$5,164,000 (subject to adjustment as set forth in Section 1.11) and (b) assume the Assumed Liabilities.

1.6Allocation of Purchase Price.  After the execution of this Agreement but before the Closing Date, ReShape shall deliver to the Buyer a draft allocation of the purchase price as determined for U.S. federal income Tax purposes (including the Assumed Liabilities and any other relevant items) among the Purchased Assets (the “Purchase Price Allocation”), determined after consultation with an independent accounting firm of national reputation in the U.S. that is mutually acceptable to Buyer and ReShape. Except as otherwise required pursuant to a “determination” under Section 1313 of the Code (or any comparable provision of state or local Law), neither Buyer nor ReShape shall take, nor permit their Affiliates to take, any Tax position which is inconsistent with the Purchase Price Allocation, and each party will file its Tax Returns (including IRS Form 8594) consistently with the Purchase Price Allocation.  Each party shall notify the other parties if it receives notice that any Governmental Body proposes any allocation different than the Purchase Price Allocation.

1.7Insurance. ReShape will use commercially reasonable efforts prior to the Closing to ensure that the Purchased Assets are covered by valid insurance policies and such insurance policies are continuing for a period of at least 6 months after the Closing Date. Further, ReShape shall ensure that it provides all cooperation the Buyer may require in terms of documents relating to existing insurance policies, in the event the Buyer purchases new insurance policies for the Purchased Assets. The costs of any such insurance policies attributable to periods after the Closing will be Buyer’s responsibility.

1.8Closing.

(a)Unless otherwise designated by the Parties, the closing of the transactions contemplated under this Agreement (the “Closing”), including the purchase and sale of the Purchased Assets, shall take place remotely via the electronic exchange of documents no later than the third (3rd) Business Day following the satisfaction and/or waiver of all conditions to the Closing set forth in Sections 5 and Section 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction and/or waiver of such conditions) and, in any event, immediately prior to the closing of the transactions contemplated by the Merger Agreement.  Each Party will exchange (or cause to be exchanged) at the Closing the agreements, instruments, certificates and other documents, and do, or cause to be done, all of the things respectively required of such Party as specified in this Section 1.7. For purposes of this Agreement, the “Closing Date” shall mean the time and date as of which the Closing actually takes place.

(b)On the day of the Closing:

(i)ReShape shall execute and deliver to Buyer a Bill of Sale in substantially the form attached hereto as Exhibit B (the “Bill of Sale”);
(ii)ReShape shall execute and deliver to Buyer the Patent Assignment, in the form attached hereto as Exhibit C (the “Patent Assignment”);
(iii)ReShape shall execute and deliver to Buyer the Trademark Assignment, in the form attached hereto as Exhibit D (the “Trademark Assignment”);
(iv)Buyer shall execute and deliver to ReShape the Assignment and Assumption Agreement for the Assumed Liabilities and Assigned Contracts, in the form attached hereto as Exhibit E (the “Assignment and Assumption Agreement”);
(v)ReShape shall execute and deliver to Buyer an officer’s certificate (the “ReShape Closing Certificate”), dated as of the Closing Date, stating that the preconditions specified in Sections 6.1 and 6.2(b) have been satisfied as of such date; and

(vi)ReShape shall deliver to Buyer a properly executed certificate certifying ReShape is not a foreign person for purposes of Code Section 1445, in a form and manner reasonably satisfactory to the other (the “FIRPTA Certificate”).

1.9Sales Taxes. Buyer will be responsible for and will pay, when due, all Transfer Taxes payable in connection with the purchase and sale of the Purchased Assets.  The parties will cooperate, to the extent reasonably requested and as permitted by applicable Law, in minimizing any such Transfer Taxes.  The party required by applicable Law to file a Tax Return or other documentation with respect to any such Transfer Taxes will do so within the time period prescribed by applicable Law, and the other party agrees (a) to cooperate with the filing party in the filing of any such Tax Returns with respect to Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns, and (a) if the other party is responsible for the payment of Transfer Taxes under this Section 1.8, shall pay to the filing party such Transfer Taxes shown as due on such Tax Returns no later than five (5) business days prior to the due date of such Tax Returns, and shall reimburse the filing party for any reasonable out-of-pocket costs and expenses incurred by the filing party in preparing such Tax Returns.

1.10Certain Costs.

(a)All costs and fees associated with transferring to Buyer or one of its Affiliates the Intellectual Property and/or Governmental Authorizations for the Purchased Assets conveyed to Buyer hereunder shall be borne and paid solely by Buyer when due; provided, however, that if any such amount shall be incurred by ReShape, Buyer shall, subject to receipt of satisfactory evidence of ReShape’s payment thereof, promptly reimburse ReShape for its reasonable out-of-pocket costs.

(b)All costs and expenses associated with removing and moving any Purchased Asset to a location designated by Buyer shall be borne and paid solely by Buyer when due; provided, however, that if any such amount shall be incurred by ReShape, Buyer shall, subject to receipt of satisfactory evidence of ReShape’s payment thereof, promptly reimburse ReShape for its out-of-pocket costs.

1.11Purchase Price Adjustment.

(a)Five (5) days prior to the ReShape Stockholders’ Meeting, ReShape shall prepare and deliver to Buyer (i) a statement setting forth its calculation of the Accounts Receivable and Accounts Payable as of such date (the “Closing Statement”), and (ii) a certificate of the Chief Executive Officer or Chief Financial Officer of ReShape certifying that the Closing Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of ReShape’s financial statements as of March 31, 2024. The “Purchase Price Adjustment” shall be an amount equal to (1) the Accounts Receivable minus the Accounts Payable set forth in the Closing Statement minus (2) $252,000, which is equal to the Accounts Receivable minus the Accounts Payable as of March 31, 2024. The purchase price to be paid at Closing set forth in Section 1.5(a) shall be increased on a dollar-for-dollar basis if the Purchase Price Adjustment is a positive number and shall be decreased on a dollar-for-dollar basis if the Purchase Price Adjustment is a negative number.

(b)After receipt of the Closing Statement, Buyer shall be permitted to review the Closing Statement and shall have access to the relevant books and records of ReShape and the personnel of, and work papers prepared by, ReShape to the extent that they relate to the Closing Statement and to such historical financial information relating to the Closing Statement as Buyer may reasonably request for the purpose of reviewing the Closing Statement, provided that such access shall be in a manner that does not interfere with the normal business operations of ReShape. Prior to the Closing Date, Buyer may object to the Closing Statement by delivering to ReShape a written statement setting forth Buyer’s objections in reasonable detail, indicating each disputed item or amount and the basis for Buyer’s disagreement therewith (the “Statement of Objections”). If Buyer fails to deliver the Statement of Objections within five (5) days after receipt of the Closing Statement, the Closing Statement and the Purchase Price Adjustment, as the case may be, reflected in the Closing Statement shall be deemed to have been accepted by Buyer. If Buyer timely delivers the Statement of Objections, Buyer and ReShape shall negotiate in good faith to resolve such objections and the Purchase Price Adjustment and the Closing Statement with such changes as may have been previously agreed in writing by Buyer and ReShape shall be final and binding.

2.REPRESENTATIONS AND WARRANTIES OF RESHAPE.

Except as disclosed in the Disclosure Schedule, ReShape represents and warrants to and for the benefit of Buyer as follows, in each case, as of the date hereof and as of the Closing Date:

2.1Due Organization; No Subsidiaries.  ReShape is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Other than as disclosed in Section 2.1 of the Disclosure Schedule, ReShape does not have any subsidiaries, and does not own, beneficially or otherwise, any shares or other securities of, or any direct or indirect interest of any nature in, any other Entity.

2.2Title To Purchased Assets.  ReShape owns the entire rights in and to, and has good and valid title to, all of the Purchased Assets, free and clear of any claims or Encumbrances. Further, there have been no products liability Claims that have arisen out of, relates to or have resulted from any ReShape Product sold to the Buyer prior to the Closing.

2.3Intellectual Property.

(a)The ReShape Intellectual Property includes all of the patents, patent applications, internet domain names, trade names, registered and unregistered trademarks and service marks that are owned by or licensed to ReShape and that are material to, or necessary for, the ReShape Business.

(b)ReShape is the sole owner of all rights, title and interests in and to the ReShape Intellectual Property. All filing, issue, registration, renewal, maintenance, extension or other official registry fees for the ReShape Patents due as of the date hereof have been paid.

(c)The ReShape Patents are valid and enforceable and are not subject to any outstanding injunction, judgment, order, decree, or ruling.

(d)Except as set forth in Section 2.3(d) of the Disclosure Schedule, to ReShape’s Knowledge, (i) there is no, nor has there been any, material infringement by any Person of any of the rights of the ReShape Patents within the past four years.

(e)There are no Proceedings or actions pending before any Governmental Authority challenging the scope, ownership, validity or enforceability of the ReShape Intellectual Property nor have such Proceedings been threatened.

(f)The ReShape has not contributed any part or whole of the ReShape Intellectual Property to any third-party open-source projects, in such a way that creates obligations or restrictions for the Parties with respect to part or whole of the Intellectual Property;

(g)ReShape does not have any obligations to any third party that shall, in any way limit or restrict its ability to perform its obligations under this Agreement in the manner provided herein.

(h)No additional licenses, consent or waivers are required from and no additional licensee fee or other payment or charge is required to be paid to any third party by ReShape, in connection with or at any stage of implementation or use of the Intellectual Property.

(i)ReShape has obtained assignments of all rights including waivers of all rights that are not assignable, including moral right from all authors of any ReShape Intellectual Property, in its favour and in favour of its permitted assigns. Accordingly, ReShape hereby acknowledges that the transfer to and use of the Intellectual Property by Buyer will not amount to violation of any moral rights of the authors of any Intellectual Property.

(j)The Intellectual Property is not in infringement or misappropriation or claimed infringement of Intellectual Property of any third party in India or elsewhere in the world and no claim, whether or not embodied in an action past or present, of any infringement, of any conflict with, or of any violation of Intellectual Property right or similar right, has been made or is pending or threatened against ReShape in relation to the Intellectual Property. ReShape agree to promptly inform the Company of any such claim arising or threatened in the future with respect to the Intellectual Property or any part thereof;

(k)The media on which the Intellectual Property or any part thereof would be delivered to Buyer shall be free from viruses and malicious code.

2.4Contracts.

(a)The ReShape Business Contracts include all material Contracts to which ReShape or any ReShape Affiliate is a party, or under which ReShape or any ReShape Affiliate has or may acquire any right or interest, primarily relating to the ReShape Products and/or the ReShape Business. ReShape has delivered to Buyer accurate and complete copies of all ReShape Business Contracts, including all amendments thereto.  Each ReShape Business Contract is valid and in full force and effect.

(b)(i) No Person has violated or breached, or declared or committed any default under, any ReShape Business Contract; (ii) no event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time) (A) result in a violation or breach of any of the provisions of any ReShape Business Contract, (B) give any Person the right to declare a default or exercise any remedy under any ReShape Business Contract, (C) give any Person the right to accelerate the maturity or performance of any ReShape Business Contract, or (D) give any Person the right to cancel, terminate or modify any ReShape Business Contract;  and (iii) neither ReShape, nor any ReShape Affiliate has received any notice or other communication (in writing or otherwise) regarding any actual, alleged, possible or potential violation or breach of, or default under, any ReShape Business Contract.

(c)The performance of the ReShape Business Contracts will not result in any violation of or failure to comply with any applicable Law.

(d)To the Knowledge of ReShape, there is no basis upon which any party to any ReShape Business Contract may object to (i) the assignment to ReShape of any right under such ReShape Business Contract, or (ii) the delegation to or performance by ReShape of any obligation under such ReShape Business Contract.

2.5Compliance with Law.  (a) ReShape and each ReShape Affiliate is in compliance in all material respects with each Law that is applicable to it or to the conduct of the ReShape Business or the ownership or use of any of the Purchased Assets; (b) ReShape and each ReShape Affiliate has at all times been in compliance in all material respects with each Law that is or was applicable to the conduct of the ReShape Business or the ownership or use of any of the Purchased Assets; (c) no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute or result directly or indirectly in a violation by ReShape and each ReShape Affiliate of, or a failure on the part of ReShape and each ReShape Affiliate to comply with, any Law with respect to the ReShape Business or the Purchased Assets; and (d) neither ReShape nor any ReShape Affiliate has received, at any time, any notice or other communication (in writing or otherwise) from any Governmental Body or any other Person regarding (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Law that is or was applicable to the conduct of the ReShape Business or the ownership or use of any of the Purchased Assets, or (ii) any actual, alleged, possible or potential obligation on the part of the such Person to undertake, or to bear all or any portion of the cost of, any cleanup or any remedial, corrective or response action of any nature, in each case with respect to the ReShape Business or the Purchased Assets.

2.6Governmental Authorizations; Regulatory Compliance.

(a)Section 2.6 of the Disclosure Schedule identifies each Governmental Authorization that is held by ReShape and/or any ReShape Affiliate that relates to or is used in the ReShape Business.  ReShape has delivered to ReShape accurate and complete copies of all of the Governmental Authorizations identified in Section 2.6 of the Disclosure Schedule, including all renewals thereof and all amendments thereto.  Each Governmental Authorization identified or required to be identified in Section 2.6 of the Disclosure Schedule is valid and in full force and effect.  Except as set forth in Section 2.6 of the Disclosure Schedule: (A) ReShape is and has at all times been in compliance in all material respects with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Section 2.6 of the Disclosure Schedule; (B) no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) (x) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization identified or required to be identified in Section 2.6 of the Disclosure Schedule, or (y) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization identified or required to be identified in Section 2.6 of the Disclosure Schedule; (C) neither ReShape nor any ReShape Affiliate has ever received any notice or other communication (in writing or otherwise) from any Governmental Body or any other Person regarding (x) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization identified or required to be identified in Section 2.6 of the Disclosure Schedule, or (y) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization identified or required to be identified in Section 2.6 of the Disclosure Schedule; and (D) all applications required to have been filed for the renewal of the Governmental Authorizations identified or required to be identified in Section 2.6 of the Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and each other notice or filing required to have been given or made with respect to such Governmental Authorizations has been duly given or made on a timely basis with the appropriate Governmental Body.

(b)Each ReShape Product is being or has been developed, manufactured, labeled, stored, researched, distributed and/or tested in compliance in all material respects with all applicable requirements under the FFDCA, applicable implementing regulations and similar foreign, state and local Laws and regulations, including those relating to investigational use, quality systems, good manufacturing practices, good clinical practices, good laboratory practices, labeling, record keeping and filing of required reports.  Neither ReShape nor any ReShape Affiliate has received any notice or other communication from the FDA or any other Governmental Body alleging any violation of any Laws or judgments applicable to any ReShape Product and/or Purchased Asset. Complete and accurate copies of all data of ReShape, and all correspondence with the FDA and foreign health authorities, with respect to each ReShape Product have been made available for Buyer’s review.

(c)ReShape has filed, or a ReShape Affiliate or Third Party on behalf of ReShape has filed, with the FDA or other appropriate Governmental Body all Medical Device Reports under 21 CFR Part 803 related to the use of any ReShape Product in human clinical trials, and ReShape has made copies of such notices available for Buyer’s review.

(d)Neither ReShape nor, to the Knowledge of ReShape, any of ReShape’s Representatives acting for ReShape, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its Fraud Policy and any amendments thereto.  Additionally, neither ReShape, nor to the Knowledge of ReShape, any Representative of ReShape has been convicted of any crime or engaged in any conduct that would reasonably be expected to result, or has resulted, in (i) debarment under 21 U.S.C. Section 335a or any similar state Law, or (ii) exclusion under

42 U.S.C. Section 1320a-7 or any similar state Law. To the Knowledge of ReShape, ReShape is not the target of any pending or threatened investigation by the FDA pursuant to the Fraud Policy or by any Governmental Body pursuant to a comparable policy.

(e)There are no investigations, suits, arbitrations, charges, complaints, claims, actions or proceedings against or affecting ReShape relating to or arising under the FFDCA, the Public Health Service Act, the FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Governmental Body.

2.7Certain Payments, Etc.  ReShape has not, and no officer, employee, agent or other Person associated with or acting for or on behalf of ReShape or any ReShape Affiliate has, at any time, directly or indirectly, in each case in connection with the conduct of the ReShape Business or the use of the Purchased Assets: (a) used any corporate funds (i) to make any unlawful political contribution or gift or for any other unlawful purpose relating to any political activity, or (ii) to make any unlawful payment to any governmental official or employee; (b) made any false or fictitious entry, or failed to make any entry that should have been made, in any of the books of account or other records of ReShape; (c) made any payoff, influence payment, bribe, rebate, kickback or unlawful payment to any Person; (d) made any payment (whether or not lawful) to any Person, or provided (whether lawfully or unlawfully) any favor or anything of value (whether in the form of property or services, or in any other form) to any Person, for the purpose of obtaining or paying for (i) favorable treatment in securing business, or (ii) any other special concession; or (e) agreed, committed or offered (in writing or otherwise) to take any of the actions described in clauses “(a)” through “(d)” above.

2.8Proceedings; Orders.  There is no pending Proceeding, and to ReShape’s Knowledge no Person has threatened to commence any Proceeding: (i) that relates to the ReShape Business or any of the Purchased Assets (whether or not ReShape is named as a party thereto); or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions. There is no Order to which the ReShape Business, or any of the Purchased Assets, is subject, and neither ReShape nor any Related Party is subject to any Order that relates to the ReShape Business or to any of the Purchased Assets.   There is no proposed Order that, if issued or otherwise put into effect, (i) may have an adverse effect on the ReShape Business or the Purchased Assets or on the ability of ReShape to comply with or perform any covenant or obligation under any of the Transactional Agreements, or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

2.9Authority; Binding Nature Of Agreements.  Subject to obtaining the ReShape Stockholder Approval, ReShape has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under each of the Transactional Agreements to which it is or may become a party; and the execution, delivery and performance by ReShape of the Transactional Agreements to which it is or may become a party have been duly authorized by all necessary action on the part of ReShape’s board of directors and officers.  This Agreement constitutes the legal, valid and binding obligation of ReShape, enforceable against ReShape in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance, and other similar Laws and principles of equity affecting creditors’ rights and remedies generally (the “General Enforceability Exceptions”).  Upon the execution of each of the other Transactional Agreements at the Closing, each of such other Transactional Agreements to which ReShape is a party will constitute the legal, valid and binding obligation of ReShape and will be enforceable against ReShape in accordance with its terms, subject to the General Enforceability Exceptions.

2.10Non-Contravention; Consents.  Except as set forth in Section 2.10 of the Disclosure Schedule, neither the execution and delivery of any of the Transactional Agreements, nor the consummation or performance of any of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)contravene, conflict with or result in a violation of (i) any of the provisions of the ReShape’s certificate of incorporation or bylaws, or (ii) any resolution adopted by the ReShape’s board of directors, including any committee thereof;

(b)contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any applicable Law or any Order to which ReShape, or any of the Purchased Assets, is subject;

(c)contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is to be included in the Purchased Assets or is held by ReShape or any employee of ReShape;

(d)contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any ReShape Business Contract;

(e)give any Person the right to (i) declare a default or exercise any remedy under any ReShape Business Contract, (ii) accelerate the maturity or performance of any ReShape Business Contract, or (iii) cancel, terminate or modify any ReShape Business Contract; or

(f)result in the imposition or creation of any Encumbrance upon or with respect to any of the Purchased Assets.

Except as set forth in Section 2.10 of the Disclosure Schedule, ReShape was not, is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of any of the Transactional Agreements or the consummation or performance of any of the Transactions.

2.11Brokers. Except as set forth in Section 2.11 of the Disclosure Schedule, ReShape has not agreed and will not become obligated to pay, and has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

2.12Tax Matters.

(a)ReShape has filed or caused to be filed all Tax Returns related to the Purchased Assets or the ReShape Business that are required to be filed and such Tax Returns are complete and correct in all material respects and were prepared in substantial compliance with applicable Law.

(b)ReShape has (i) paid all Taxes (whether or not shown or required to be shown on any Tax Return) required to be paid with respect to the Purchased Assets or the ReShape Business, and (ii) recorded an adequate provision in its financial statements with respect to all Taxes with respect to the Purchased Assets or the ReShape Business that have accrued through the date of such financial statements that were not yet due and payable as of the date thereof.  There are no liens for Taxes upon any of the Purchased Assets except liens for current Taxes not yet due and payable (and for which there are adequate accruals, in accordance with GAAP).

(c)ReShape has complied in all material respects with all applicable Laws relating to the payment, reporting, withholding and collection of all Taxes related to the Purchased Assets or the ReShape Business and has within the time and manner prescribed by applicable Law in all respects (i) withheld all material Taxes related to the Purchased Assets or the ReShape Business required to be withheld, (ii) collected all sales, use, value added, goods and services, and similar Taxes related to the Purchased Assets or the ReShape Business required to be collected, and (iii) remitted all Taxes related to the Purchased Assets or the ReShape Business withheld and collected to the appropriate Governmental Body in accordance with applicable Laws.

(d)ReShape has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case (i) with respect to the Purchased Assets or the ReShape Business and (ii) which has not expired.

(e)No claim for assessment or collection of Taxes related to the Purchased Assets or the ReShape Business has been or is presently being asserted or is otherwise outstanding against ReShape; and there is no Proceeding by any Governmental Body pending or threatened against ReShape in respect of any Tax that is related to the Purchased Assets or the ReShape Business.

(f)None of the Purchased Assets is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(g)ReShape is not a “foreign person” within the meaning of Treasury Regulations Section 1.1445-2.

(h)ReShape has not been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or any similar provision of state, local or foreign Law).

2.13Insurance. Section 2.13 of the Disclosure Schedule contains an accurate and complete list of all current insurance policies held by ReShape, specifying the insurer, the policy number, and the term of the coverage, all of which are in full force and effect and all premiums with respect thereto have been paid.

2.14No Other Representations and Warranties. Except for the representations and warranties contained in this Article 2 (including the related portions of the Disclosure Schedules), neither ReShape nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of ReShape, including any representation or warranty as to the accuracy or completeness of any information regarding the ReShape Business and the Purchased Assets furnished or made available to Buyer and its Representatives (including in management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the ReShape Business or Purchased Assets, or any representation or warranty arising from statute or otherwise in Law.

3.REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer represents and warrants to and for the benefit of ReShape as follows, in each case, as of the date hereof and as of the Closing Date:

3.1Due Organization.  Buyer is a private limited company duly organized, validly existing and in good standing under the laws of United Kingdom.

3.2Authority; Binding Nature Of Agreements.  Buyer has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under each of the Transactional Agreements to which it is or may become a party; and the execution, delivery and performance by Buyer of the Transactional Agreements to which it is or may become a party have been duly authorized by all necessary action on the part of Buyer and its stockholders, board of directors and officers.  This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the General Enforceability Exceptions.  Upon the execution of each of the other Transactional Agreements at the Closing, each of such other Transactional Agreements to which Buyer is a party will constitute the legal, valid and binding obligation of Buyer and will be enforceable against Buyer in accordance with its terms, subject to the General Enforceability Exceptions.

3.3Non-Contravention; Consents.  Neither the execution and delivery of any of the Transactional Agreements, nor the consummation or performance of any of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)contravene, conflict with or result in a violation of (i) any of the provisions of the Buyer’s certificate of incorporation or bylaws, or (ii) any resolution adopted by the Buyer’s board of directors, including any committee thereof;

(b)contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any applicable Law or any Order to which Buyer is subject;

(c)contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Buyer or any employee of Buyer;

(d)contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract to which Buyer is a party.

Buyer was not, is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of any of the Transactional Agreements or the consummation or performance of any of the Transactions.

3.4Sufficiency of Funds; Solvency.  Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the purchase price for the Purchased Assets and consummate the transactions contemplated by this Agreement. As of the Closing Date, after giving effect to all of the transactions contemplated by this Agreement, and assuming for these purposes the satisfaction of the conditions set forth in Section 6, Buyer shall be Solvent.

3.5No Vote Required.  No vote or other action of the stockholders of Buyer is required by applicable Law, the certificate of incorporation or bylaws (or similar charter or organizational documents) of Buyer or otherwise in order for Buyer to consummate the Transactions.

3.6Brokers.  Buyer has not agreed and will not become obligated to pay, and has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

3.7Reliance. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects with respect to tax and financial status of ReShape, and acknowledges that it has been provided adequate access to the personnel, properties, premises, books and records, and other documents and data relating to the tax and financial condition of ReShape for such purpose. However, with respect to the corporate due diligence of ReShape (including details of ReShape Intellectual Property and ReShape Equipment), the Buyer has relied solely on the information provided by Reshape to the Buyer as on Closing Date. Buyer acknowledges and agrees that in making its decision to enter into this Agreement and the other Transactional Agreements and to consummate the transactions contemplated hereby and thereby, Buyer has relied solely upon its own investigation and the express representations and warranties of ReShape set forth in Article 2 of this Agreement, including with respect to the corporate organization and authority of ReShape (including, and subject to, the related portions of the Disclosure Schedules) and disclaims reliance on any other representations and warranties of any kind or nature express or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Purchased Assets).

4.PRE-CLOSING COVENANTS.

4.1Access And Investigation.  ReShape shall ensure that, at all times during the Pre-Closing Period, ReShape, each of its Affiliates and each of its Representatives shall provide Buyer and its Representatives with: (a) reasonable access to the personnel and assets, and to all existing books, records, work papers and other documents and information in ReShape’s possession, in each case, relating to the Purchased Assets; (b) such copies of existing books, records, work papers and other documents and information in ReShape’s possession relating to the Purchased Assets as Buyer may reasonably request in good faith; and (c) such additional financial, operating and other data and information in ReShape’s possession relating to the Purchased Assets as Buyer  may reasonably request in good faith.

4.2Operation Of Business.  Except for the transactions contemplated by the Merger Agreement, during the Pre-Closing Period, ReShape shall, and it shall cause its Affiliates to operate and conduct the ReShape Business in the Ordinary Course of Business and in substantially the same manner as such operations have been conducted prior to the date of this Agreement.

4.3Filings and Consents.  During the Pre-Closing Period, each Party shall use commercially reasonable efforts to ensure that: (a) all filings, notices and Consents required to be made, given and obtained in order to consummate the Transactions are made, given and obtained on a timely basis; and (b) such Party cooperates with the other Party, and prepares and makes available such documents and take such other actions as the other Party may reasonably request in good faith, in connection with any filing, notice or Consent that the other Party is required to make, give or obtain in order to consummate the Transactions; provided, that in no event shall any Party be required to spend any money or make any material concessions to obtain any such Consent.

4.4Non Solicitation.

(a)ReShape agrees that, except as expressly contemplated hereby and except in connection with the transactions contemplated by the Merger Agreement, it shall, and shall instruct its Representatives, not to directly or indirectly (i) initiate, seek, or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to ReShape or afford access to the properties, books or records of ReShape to any party that has made an Acquisition Proposal with respect to ReShape, or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar agreement with respect to an Acquisition Proposal with respect to ReShape (other than a confidentiality agreement containing terms no less favorable to Buyer with respect to confidentiality than the terms of the Confidentiality Agreement (including any standstill agreement or similar provisions) (an “Acceptable Confidentiality Agreement”)). ReShape shall, and shall instruct its Representatives to, immediately upon the execution of this Agreement cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than Buyer and its Affiliates) conducted heretofore by ReShape or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal and in connection therewith, ReShape will immediately discontinue access by any Person (other than Buyer and its Affiliates) to any data room (virtual or otherwise) established by ReShape or its Representatives for such purpose. Nothing contained in this Section 4.4 shall prohibit ReShape or the ReShape board of directors (the “ReShape Board”) from taking and disclosing to the ReShape Stockholders a position with respect to an Acquisition Proposal with respect to ReShape pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, if the ReShape Board has reasonably determined in good faith, after consultation with ReShape’s outside legal counsel, that the failure to do so would be reasonably likely to be a breach of its fiduciary duties; provided that this sentence shall not permit the ReShape Board to make a ReShape Adverse Recommendation Change, except to the extent permitted by Section 4.4(b) or Section 4.4(c).

(b)Neither the ReShape Board nor any committee thereof shall directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Buyer), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Buyer), the approval, recommendation or declaration of advisability by the ReShape Board or any such committee of the transactions contemplated by this Agreement, (ii) propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to ReShape or (iii) fail to reaffirm or re-publish the ReShape Recommendation within five (5)Business Days of being requested by Buyer to do so (any action described in this sentence being referred to as an “ReShape Adverse Recommendation Change”). For the avoidance of doubt, a change of ReShape Recommendation to “neutral” is a ReShape Adverse Recommendation Change. Notwithstanding the foregoing, at any time prior to obtaining the ReShape Stockholder Approval, and subject to ReShape’s compliance at all times with the provisions of this Section 4.4 and Section 4.5, in response to a Superior Proposal with respect to ReShape that has not been withdrawn and did not result from a breach of Section 4.4(a), the ReShape Board may make a ReShape Adverse Recommendation Change; provided, however, that unless the ReShape Stockholders’ Meeting is scheduled to occur with the next ten (10) Business Days, ReShape shall not be entitled to exercise its right to make a ReShape Adverse Recommendation Change in response to a Superior Proposal with respect to ReShape (x) until five (5) Business Days after ReShape provides written notice to Buyer advising Buyer that the ReShape Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group making such Superior Proposal and including copies of all documents pertaining to such Superior Proposal, (y) if during such five (5) Business Day period, Buyer proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the ReShape Board determines in good faith, after good faith negotiations between ReShape and Buyer (if such negotiations are requested by Buyer) during such five (5) Business Day period (after and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that such alternative transaction proposal is not at least as favorable to ReShape and its stockholders as the Superior Proposal and (z) unless the ReShape Board determines that the failure to make a ReShape Adverse Recommendation Change would be a breach of its fiduciary obligations.

(c)Notwithstanding the first sentence of Section 4.4(b), at any time prior to obtaining the ReShape Stockholder Approval, in connection with any Intervening Event, the ReShape Board may make a ReShape Adverse Recommendation Change after the ReShape Board (i) determines in good faith that the failure to make such ReShape Adverse Recommendation Change would be a breach of its fiduciary duties to the stockholders of ReShape, (ii) determines in good faith that the reasons for making such ReShape Adverse Recommendation Change are independent of and unrelated to any pending Acquisition Proposal with respect to Buyer, and (iii) provides written notice to Buyer (a “ReShape Notice of Change”) advising Buyer that the ReShape Board is contemplating making a ReShape Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that, unless the ReShape Stockholders’ Meeting is scheduled to occur within the next five (5) Business Days, (x) the ReShape Board may not make such a ReShape Adverse Recommendation Change until the fifth Business Day after receipt by Buyer of the ReShape Notice of Change and (y) during such five (5) Business Day period, at the request of Buyer, ReShape shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the ReShape Board not to make such ReShape Adverse Recommendation Change, consistent with its fiduciary duties.

(d)Nothing in this Section 4.4 will restrict or prohibit ReShape’s ability to consummate the transactions contemplated by the Merger Agreement, as may be amended from time to time.

4.5Non-Competition.  For a period of five (5) years after the Closing (or, solely with respect to ReShape’s Diabetes Bloc-Stim Neuromodulation (DBSN™) device, for a period of seven (7) years after the Closing), ReShape agrees and undertakes that ReShape and/or the entity after closing of the Merger shall not, directly or indirectly, market, produce or otherwise design any products, equipment or intellectual property that is intended to be used as a weight-loss solution and is similar to the Purchased Assets in any form and manner. ReShape further confirms and undertakes that it and/ or the entity after closing of the Merger shall not utilize any information of the ReShape Books and Records to market, produce or design any products, equipment or intellectual property that is intended to be used as a weight-loss solution and is similar to the Purchased Assets in any form and manner.

4.6ReShape Stockholder Approval.  ReShape shall take all action necessary in accordance with applicable Law and ReShape’s organizational documents to duly give notice of, convene and hold a meeting of ReShape’s stockholders to obtain the ReShape Stockholder Approval (the “ReShape Stockholders’ Meeting”). Subject to Section 4.4, ReShape will, through the ReShape board of directors, recommend that the ReShape Stockholders approve the proposal to approve the sale of substantially all of ReShape’s assets in connection with the transactions contemplated by this Agreement, and will use commercially reasonable efforts to solicit from the ReShape Stockholders proxies in favor of such proposal.

4.7Commercially Reasonable Efforts.  During the Pre-Closing Period, each Party shall use its commercially reasonable efforts to cause the conditions set forth in Section 5 (in the case of Buyer) and Section 6 (in the case of ReShape) to be satisfied on a timely basis.

4.8Publicity/Disclosure.  The initial press release relating to this Agreement shall be a joint press release and thereafter ReShape and Buyer shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated hereby; provided, however, that no such consultation shall be required if, prior to the date of such release or public statement, a ReShape Adverse Recommendation Change shall have occurred in compliance in all respects with the terms of Section 4.4. No provision of this Agreement shall prohibit ReShape from issuing any press release or public statement in the event of a ReShape Adverse Recommendation Change in compliance in all respects with the terms of Section 4.4.

4.9Tax Matters.

(a)Periodic Taxes.  All real property taxes, personal property taxes and similar ad valorem obligations and other Taxes imposed on a periodic basis (and not based on revenue, income or sales) levied with respect to the Purchased Assets (other than Taxes allocated pursuant to Section 1.8) (“Periodic Taxes”) for a taxable period that includes (but does not end on) the Closing Date (“Straddle Period”) will be apportioned between Buyer and ReShape as of the Closing Date, respectively, based on the number of days of the Straddle Period included in the Pre-Closing Tax Period and the number of days of the Straddle Period included in the Post-Closing Tax Period.  Following the Closing, ReShape will be liable for the proportionate amount of such Periodic Taxes that is attributable to the Pre-Closing Tax Period, and Buyer will be liable for the proportionate amount of such Periodic Taxes that is attributable to the Post-Closing Tax Period.  The party required by applicable Law to pay any such Periodic Tax (the “Paying Party”) shall file the Tax Return related to such Periodic Tax within the time period prescribed by applicable Law and shall timely pay such Periodic Tax.  To the extent any such payment exceeds the obligation of the Paying Party hereunder, the Paying Party shall provide the other party (the “Non-Paying Party”) with notice of payment and reasonable details of the calculation thereof, and within ten (10) days of receipt of such notice of payment, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Period Taxes.

(b)Cooperation in Tax Matters.  The parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets as is reasonably necessary for the filing of all Tax Returns, the preparation for any audit by any Governmental Body, and the prosecution or defense of any claim or proceeding relating to any Tax Return.  In the event that any Governmental Body informs Buyer or ReShape of any notice of a proposed audit, claim, assessment or other dispute concerning an amount of Taxes related to the Purchased Assets with respect to which the other party may incur Liability hereunder, the party so informed will promptly notify the other party of such matter; provided that, failure to promptly notify will not reduce the other party’s indemnity obligation hereunder, except to the extent such party’s ability to defend against such matter is actually and materially prejudiced thereby.

(c)Withholding. Buyer acknowledges and agrees that no withholding of any portion of the purchase price for the Purchased Assets is required.

4.10Incorporation of a new entity in State of Delaware. Prior to the Closing, the Buyer shall incorporate a new wholly-owned subsidiary in the State of Delaware (“NewCo”), which shall purchase the Purchased Assets and assume the Assumed Liabilities as set forth in this Agreement. Buyer hereby absolutely, unconditionally and irrevocably guarantees to ReShape the full and timely performance of NewCo of each of NewCo’s obligations under this Agreement and each Transactional Agreement to which NewCo is a party. Biorad further agrees to pay to ReShape all damages, costs and expenses it may incur as a result of the non-performance of Biorad of its obligations under this Section 4.10.

5.CONDITIONS PRECEDENT TO RESHAPE’S OBLIGATION TO CLOSE.

ReShape’s obligation to sell the Purchased Assets and to take the other actions required to be taken by it at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by ReShape, in whole or in part, in writing):

5.1Accuracy Of Representations.  All of the representations and warranties made by Buyer in this Agreement (considered collectively), and each of said representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Closing Date as if made at the Closing Date.

5.2Transfer of Employees of ReShape. Effective as of the Closing Date, ReShape shall terminate all employees of ReShape and, at Buyer's sole discretion, Buyer may offer employment to any or all of such employees. It is clarified that any compliances, either regulatory or contractual, required to be undertaken with respect to termination of all ReShape employees shall be solely and absolutely undertaken by ReShape; provided, however, that no later than the Closing Date Buyer will reimburse ReShape for any costs, fees or expenses of consultants, advisors or attorneys incurred by ReShape in preparation of the transfer of ReShape’s employees to Biorad, including the transfer or establishment of employee benefits programs, so long as ReShape notifies Buyer of the engagement of such consultants, advisors or attorneys and Buyer consents to such engagement, which consent will not be unreasonably withheld.

5.3Performance Of Obligations.

(a)Each of the documents referred to in Section 1.7(b) required to be executed by Buyer shall have been executed and delivered to ReShape.

(b)All of the covenants and obligations that Buyer is required to comply with or to perform at or prior to the Closing (considered collectively), and each of said covenants and obligations (considered individually), shall have been duly complied with and performed in all material respects.

5.4No Proceedings.  There shall not have been commenced or threatened, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Transactions, or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

5.5No Prohibition.  Neither the consummation nor the performance of any the Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of, or cause ReShape or any ReShape Affiliate to suffer any adverse consequence under, any applicable Law or Order.

5.6ReShape Stockholder Approval.  The ReShape Stockholder Approval shall have been obtained.

5.7Closing of Merger.  The Merger Agreement (as may be amended from time to time if agreed in accordance with its terms) shall be in full force and effect such that the transactions contemplated thereby shall be consummated immediately following  the Closing under this Agreement without the further satisfaction of any conditions.

6.CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE.

Buyer’s obligation to purchase the Purchased Assets and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part, in writing):

6.1Accuracy Of Representations.  All of the representations and warranties made by ReShape in this Agreement (considered collectively), and each of said representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Closing Date as if made at the Closing Date, except in each case where any failure of any such representation and warranty to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect on ReShape.

6.2Performance Of Obligations.

(a)Each of the documents referred to in Section 1.7(b) required to be executed by ReShape shall have been executed and delivered to Buyer.

(b)All of the covenants and obligations that ReShape is required to comply with or to perform at or prior to the Closing (considered collectively), and each of said covenants and obligations (considered individually), shall have been duly complied with and performed in all material respects.

6.3No Proceedings.  There shall not have been commenced or threatened, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Transactions, or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

6.4No Prohibition.  Neither the consummation nor the performance of any the Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of, or cause Buyer or any Buyer Affiliate to suffer any adverse consequence under, any applicable Law or Order.

7.TERMINATION.

7.1Termination Events.  This Agreement may be terminated prior to the Closing:

(a)by ReShape if (i) there is a material breach of any covenant or obligation of Buyer and such breach shall not have been cured within thirty (30) days after the delivery of notice thereof to Buyer, or (ii) the timely satisfaction of any condition set forth in Section 5 by Buyer has become impossible (other than as a result of any failure on the part of ReShape to comply with or perform its covenants and obligations set forth in this Agreement);

(b)by Buyer if (i) there is a material breach of any covenant or obligation of ReShape and such breach shall not have been cured within thirty (30) days after the delivery of notice thereof to ReShape, or (ii) the timely satisfaction of any condition set forth in Section 6 has become impossible (other than as a result of any failure on the part of Buyer to comply with or perform any covenant or obligation set forth in this Agreement);

(c)by ReShape or Buyer if the Transactions shall not have been consummated by 5:00 p.m., Pacific time, on March 31, 2025; provided, however, that the right to terminate this Agreement pursuant to this Section (c) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(d)by ReShape if the Merger Agreement has been terminated; or

(e)by the mutual written consent of the ReShape and Buyer.

7.2Termination Procedures.  If ReShape wishes to terminate this Agreement pursuant to Sections 7.1 (a), 7.1(c) or 7.1(d), ReShape shall deliver to Buyer a written notice stating that ReShape is terminating this Agreement and setting forth a brief description of the basis on which ReShape is terminating this Agreement.  If Buyer wishes to terminate this Agreement pursuant to Sections 7.1(b) or 7.1(c), Buyer shall deliver to ReShape a written notice stating that Buyer is terminating this Agreement and setting forth a brief description of the basis on which Buyer is terminating this Agreement.

7.3Effect Of Termination.  In the event of the termination of this Agreement in accordance with Section 7.1, and with the exception of this Section 7.3 and Article 9, this Agreement shall become void and have no effect and neither Party shall have any liability to the other Party or to such other Party’s Affiliates or Representatives in respect of this Agreement, except, for the avoidance of doubt, for the obligations of the Parties contained in this Section 7.3 and Article 9 which shall survive any termination of this Agreement; provided, however, that nothing herein shall limit the liability of any Party hereto for intentional or willful misrepresentation of facts which constitutes common law fraud under applicable Laws or for any willful breach whereby the breaching Party both intended to take or fail to take the action giving rise to the breach and had knowledge that such action or inaction would constitute a breach of this Agreement.

8.ADDITIONAL AGREEMENTS.

8.1No Survival Of Representations And Covenants. None of the representations, warranties, covenants or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

8.2Further Actions.  From and after the Closing Date, ReShape shall cooperate with Buyer and its Affiliates and Representatives, and shall execute and deliver such documents and take such other actions as Buyer may reasonably request, for the purpose of evidencing the Transactions and putting Buyer in possession and control of all of the Purchased Assets.

8.3Post-Closing Publicity/Confidentiality.  Without limiting the generality of anything contained in Section 4.7, each Party shall ensure that, on and at all times after the Closing Date, such Party shall (and shall cause its Representatives to) treat and hold as confidential, and shall not disclose to any third party, any information concerning the Purchased Assets and/or the Assumed Liabilities that are not already generally available to the public, including any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information (the “Confidential Information”).  Notwithstanding the foregoing, Confidential Information shall not include information that is (a) generally available to the public other than as a result of a breach of this Section 8.3 or (b) rightfully received after the Closing Date from a third party not under any obligation of confidentiality with respect to such information.  In the event that a Representative of any Party is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Representative shall notify the other Party promptly of the request or requirement so that the other Party may seek an appropriate protective order or waive compliance with the provisions of this Section 8.3.  If, in the absence of a protective order or the receipt of a waiver hereunder, a Representative of a Party hereto or any Affiliate of such Party is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Representative may disclose the Confidential Information to the tribunal; provided, that, prior to making such disclosure, such disclosing Representative shall provide the other Party and its counsel with a copy of any information which it intends to disclose and (1) give due consideration to any comments provided by the other Party or its counsel and (2) use its reasonable best efforts to obtain, at the request of the other Party hereto, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as the other Party shall designate.  The Parties agree that in the event of a breach of the provisions of this Section 8.3, the damage to the other Party may be substantial and money damages will not afford the other Party an adequate remedy, and the other Party shall be entitled, in addition to all other rights and remedies as may be provided by applicable Law and notwithstanding anything in this Agreement to the contrary, to seek specific performance and injunctive and other equitable relief to prevent or restrain a breach of any provision of this Section 8.3.

8.4Bulk Sales Requirements.  Each of the Parties waives compliance with any applicable bulk sales laws, including without limitation the Uniform Commercial Code Bulk Transfer provisions.

8.5Non-Transferable Contracts.  If there are any Consents that have not been obtained (or otherwise are not in full force and effect) on the Closing, in the case of each ReShape Business Contract as to which such consents were not obtained (or otherwise are not in full force and effect) (the “ReShape Restricted Material Contracts”), Buyer may elect to have ReShape continue its efforts to obtain any such Consents and neither this Agreement nor the Assumption Agreement nor any other document related to the consummation of the Transactions shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of the ReShape Restricted Material Contracts, and following the Closing, the Parties shall use commercially reasonable efforts, and cooperate with each other, to obtain the consent relating to each ReShape Restricted Material Contract as quickly as practicable. Pending the obtaining of such Consents relating to any ReShape Restricted Material Contract, the Parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of the ReShape Restricted Material Contract for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of Buyer of any and all rights of ReShape against a Third Party thereunder). Once a Consent for the sale, assignment, assumption, transfer, conveyance and delivery of a ReShape Restricted Material Contract is obtained, ReShape shall promptly assign, transfer, convey and deliver such ReShape Restricted Material Contract to Buyer, and Buyer shall assume the obligations under such ReShape Restricted Material Contract assigned to Buyer from and after the date of assignment to Buyer pursuant to a special-purpose assignment and assumption agreement substantially similar in terms to those of the Assumption Agreement (which special-purpose agreement the Parties shall prepare, execute and deliver in good faith at the time of such transfer, all at no additional cost to Buyer).

8.6Non-Transferable Assets.  Except as set forth above with respect to ReShape Restricted Material Contracts, from and after the Closing, with respect to each Purchased Asset, as the case may be, which is not assignable or transferable to Buyer at the Closing (each a “Non-Transferable Purchased Asset”), until the earlier to occur of (a) such time as such Non-Transferable Purchased Asset shall be properly and lawfully transferred or assigned to Buyer and (b) such time as the material benefits intended to be transferred or assigned to Buyer have been procured by alternative means, (i) the Non-Transferable Purchased Assets shall be held by ReShape in trust exclusively for the benefit of Buyer, and (ii) ReShape and Buyer shall cooperate in any good faith, reasonable arrangement designed to provide or cause to be provided for Buyer the material benefits intended to be transferred or assigned to Buyer under each of the Non-Transferable Purchased Assets and, in furtherance thereof, to the extent permitted under the terms of each such Non-Transferable Purchased Asset and under applicable Law.  ReShape shall use commercially reasonable efforts to provide or cause to be provided Buyer all of the benefits of ReShape under such Non-Transferable Purchased Assets in effect as of the Closing.

8.7Trademarks; Trade Names; Service Marks.  Within a period of expiry of thirty (30) days after the Closing Date, ReShape shall eliminate the use of all of the trademarks, trade names and service marks included in the Purchased Assets, in any of their forms or spellings, on all advertising, stationery, business cards, checks, purchase orders and acknowledgments, customer agreements and other contracts, business documents and marketing materials.

9.MISCELLANEOUS PROVISIONS.

9.1Further Assurances.  Each Party shall execute and/or cause to be delivered to each other Party such instruments and other documents, and shall take such other actions, as such other Party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Transactions.

9.2Fees and Expenses.  Whether or not the Transactions contemplated by this Agreement are consummated each Party shall bear its own costs and expenses in connection with this Agreement and the Transactional Agreements.

9.3Attorneys’ Fees.  If any legal action or other legal proceeding relating to any of the Transactional Agreements or the enforcement of any provision of any of the Transactional Agreements is brought against any Party, each Party shall bear its own expenses in connection with such action or proceeding, including attorneys’ fees, costs and disbursements.

9.4Notices.  Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by e-mail) to the address or e-mail address set forth beneath the name of such Party below (or to such other address or e-mail address as such Party shall have specified in a written notice given to the other Parties):

if to ReShape:

ReShape Lifesciences Inc.
18 Technology Drive, Suite 110
Irvine, California 92617
Attention: Paul F. Hickey, Chief Executive Officer
Email: phickey@reshapelifesci.com

with a copy (which shall not constitute notice) to:

Fox Rothschild LLP
33 South Sixth Street, Suite 3600
Minneapolis, MN 55402
Attention: Brett R. Hanson
Email: bhanson@foxrothschild.com

if to Buyer:

Ninjour Health International Limited
5 Lloyd’s Avenue,Floor 3
London,England, EC3N 3AE

Attention: Jitendra Hedge, Director
Email: jmhedge@bioradmedisys.com

9.5Time Of The Essence.  Time is of the essence of this Agreement.

9.6Headings.  The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

9.7Counterparts.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.  Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Any Party that delivers such a signature page agrees to later deliver an original counterpart to any Party that requests it.

9.8Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

9.9Dispute Resolution. The Parties recognize that a dispute (“Dispute”) may arise relating to this Agreement or the Transactional Agreements.  Any Dispute, including Disputes that may involve any Affiliates of a Party, shall be resolved in accordance with this Section 9.9.

(a)Mediation.

(i)Prior to submission of any Dispute to the Court of Chancery of the State of Delaware (or the applicable Federal Court) in accordance with Section 9.9(b), the Parties shall first attempt in good faith to resolve such Dispute by confidential mediation in accordance with the then current Commercial Mediation Procedures of the American Arbitration Association before initiating arbitration.  The mediator shall be an individual mutually agreeable to the Parties. Except as otherwise agreed between the parties, the mediation shall be held in Wilmington, Delaware.

(ii)Either Party may initiate mediation by written notice to the other Party of the existence of a Dispute.  The Parties agree to appoint a mediator within ten (10) days of the notice and the mediation will begin promptly after the selection.  The mediation will continue until the earlier of (i) the mediator declaring in writing, no sooner than after the conclusion of one full day of a substantive mediation conference attended on behalf of each Party by a senior business person with authority to resolve the Dispute, that the Dispute cannot be resolved by mediation, and (ii) thirty (30) days from the initial notice by a Party to initiate meditation unless the Parties agree in writing to extend that period, if such Dispute is unresolved.

(b)Courts. Subject to exhaustion of the mediation procedure set forth in Section 9.9(a) above, in any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto: (i) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal Court); (ii) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in the Court of Chancery of the State of Delaware (or, if applicable, the Federal Court); (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware (and, if applicable, the Federal Court); and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware (or, if applicable, the Federal Court).  Each of the parties hereto agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.4.  Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(c)Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY OTHER TRANSACTIONAL AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY

PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTIONAL AGREEMENT, OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (II) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (III) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATION IN THIS SECTION 9.9(c).

9.10Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that any Party may assign its rights, but not its obligations, under this Agreement without such consent in connection with the acquisition (whether by merger, consolidation, sale or otherwise) of such Party or of that part of such Party’s business to which this Agreement relates, as long as such Party provides written notice to the other Party of such assignment and the assignee thereof agrees in writing to assume and be bound as the assigning Party hereunder. Any purported assignment in violation of this Section 9.10 shall be void.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.11Remedies Cumulative; Specific Performance.  The rights and remedies of the Parties shall be cumulative (and not alternative).  Each agrees that: (a) in the event of any breach or threatened breach by the other Party of any covenant, obligation or other provision set forth in this Agreement, such Party shall be entitled (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (ii) an injunction restraining such breach or threatened breach; and (b) such shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

9.12Waiver.

(a)No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.13Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of each of the Parties hereto.

9.14Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.15Entire Agreement.  The Transactional Agreements set forth the entire understanding of the Parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the Parties relating to the subject matter thereof.

9.16Knowledge. For purposes of this Agreement, a Person shall be deemed to have “Knowledge” of a particular fact or other matter if any named executive officer of such Person has actual knowledge of such fact or other matter.

9.17Construction.

(a)For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

[Remainder of page intentionally left blank]

The Parties have caused this Asset Purchase Agreement to be executed and delivered as of the date first written above.

NINJOUR HEALTH INTERNATIONAL LIMITED

By:	/s Jitendra Hedge
Name:	Jitendra Hedge
Title:	Director

RESHAPE LIFESCIENCES INC.

By:	/s/ Paul F. Hickey
Name:	Paul F. Hickey
Title:	President and Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Accounts Payable.  “Accounts Payable” shall mean all invoices, bills, accounts payable or other trade payables due and owed to any third party arising prior to the Closing out of or in connection with developing, commercializing, manufacturing (or having manufactured), packaging, importing, marketing, distributing and/or selling the Purchased Assets by ReShape and any of its Affiliates prior to the Closing Date.

Accounts Receivable. “Accounts Receivable” shall mean all accounts receivable, notes receivable and other indebtedness due and owed by any third party to ReShape or any of its Affiliates arising or held in connection with the sale of the Purchased Assets prior to the Closing Date.

Acquisition Proposal.  “Acquisition Proposal” shall mean, other than the Transactions and the transactions contemplated by the Merger Agreement, any transaction involving, directly or indirectly, the sale or other disposition of all or any material portion of the Purchased Assets (other than the sale of inventory in the Ordinary Course of Business).

Affiliate.  “Affiliate” shall mean, with respect to any specified Person, any other Person which, directly or indirectly, controls, is under common control with, or is controlled by, such specified Person, through one or more intermediaries or otherwise.  For purposes of this definition, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Agreement.  “Agreement” shall mean the Asset Purchase Agreement to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

Books and Records.  “Books and Records” shall mean all books, ledgers, files, reports, plans, records, manuals and other materials, including books of account, records, files, invoices, correspondence and memoranda, scientific records and files (including laboratory notebooks and invention disclosures), customer and supplier lists, data, specifications, operating history information and inventory records (in any form or medium) of, or maintained for, or relating to, the Purchased Assets but excluding all copies of all human resources files.

Business Day.  Business Day means a day other than Saturday, Sunday or any other day on which commercial banks located in the State of California, U.S. are authorized or obligated by applicable Law to close.

Code.  “Code” shall mean the Internal Revenue Code of 1986, as amended.

Consent.  “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract.  “Contract” shall mean any written, oral, implied or other agreement, contract, lease, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

Control.  “Control” or “Controlled” shall mean with respect to any Know-How or any Intellectual Property, possession by a Person of the ability (whether by ownership, license, covenant not to sue or otherwise) to grant access to, to grant use of, or to grant a license or a sublicense or other right of or under such Know-How or Intellectual Property.

Copyrights.  “Copyrights” shall mean copyrights and registrations and applications therefor, works of authorship, content (including website content) and mask work rights.

Disclosure Schedule.  “Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Buyer on behalf of ReShape, a copy of which is attached to the Agreement and incorporated in the Agreement by reference. From time to time prior to the Closing, ReShape shall have the right (but not the obligation) to supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”). If as a result of matters disclosed in such Schedule Supplement, Buyer has the right to, but does not elect to, terminate this Agreement within five (5) Business Days of its receipt of such Schedule Supplement, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter.

Encumbrance.  “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity.  “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

FDA.  “FDA” shall mean the United States Food and Drug Administration, or any successor agency thereto having the administrative authority to regulate the marketing of human medical devices in the United States.

GAAP.  “GAAP” shall mean United States generally accepted accounting principles applied on a consistent basis.

Governmental Authorization.  “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any applicable Law; or (b) right under any Contract with any Governmental Body.

Governmental Body.  “Governmental Body” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

Intellectual Property.  “Intellectual Property” shall mean and include all worldwide intellectual property rights including, without limitation, rights in and to the following: (a) Patents; (b) Marks; (c) Copyrights; (d) Know-How; (e) data exclusivity, databases and data collections; and (f) any similar, corresponding or equivalent rights to any of the foregoing.

Intervening Event. “Intervening Event” means, with respect to ReShape, any material event or development or material change in circumstances first occurring, arising or coming to the attention of the board of directors of such party after the date of this Agreement to the extent that such event, development or change in circumstances (i) was neither known by such party nor reasonably foreseeable by such party as of or prior to the date of this Agreement and (ii) does not relate to an Acquisition Proposal.

IRS.  “IRS” shall mean the United States Internal Revenue Service.

Know-How.  “Know-How” shall mean any information related to the research, manufacture, preparation, development or commercialization of a product or technology, including, without limitation, inventions (whether or not patentable), invention disclosures, procedures, processes, methods, algorithms and formulae, know-how, trade secrets, technology, information, knowledge, practices, formulas, instructions, skills, techniques, technical data, designs, drawings, computer programs, apparatus, results of experiments, test data, including pharmacological, toxicological and clinical data, analytical and quality control data, manufacturing data and descriptions, market data, devices, assays, chemical formulations, notes of experiments, specifications, compositions of matter, physical, chemical and biological materials and compounds, whether in intangible, tangible, written, electronic or other form.

Law.  “Law” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Liability.  “Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Marks.  “Marks” shall mean all United States and foreign trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof.

Material Adverse Effect. “Material Adverse Effect” means, with respect to ReShape, any change, effect, event, circumstance, occurrence, state of facts or development that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of ReShape and its Subsidiaries, taken as a whole, or (b) the ability of a party to consummate the transactions contemplated hereby, other than, in the case of clause (a), any change, effect, event, circumstance, occurrence, state of facts or development related to or resulting from (i) general business or economic conditions affecting the industry in which such party operates, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (ii) any natural disaster, epidemic or pandemic (including COVID-19), or national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (iv) changes in GAAP; (v) changes in Laws, rules, regulations, orders, or other binding directives issued by any Governmental Body; (vi) the taking of any action explicitly contemplated hereby or the other agreements contemplated hereby; (vii) the announcement of the transactions contemplated by this Agreement; (viii) any adverse change in or effect on the business of the party that is cured by or on behalf of the party before the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Article 7; or (ix) the failure, in and of itself, to meet internal or published projections, forecasts, budgets, or revenue, sales or earnings predictions for any period (but not the facts or circumstances underlying or contributing to any such failure).

Merger Agreement.  “Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of the date hereof, by and among ReShape, Vyome Therapeutics, Inc. (“Vyome”) and a wholly-owned subsidiary of ReShape (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Vyome, with Vyome surviving as a wholly-owned subsidiary of ReShape (the “Merger”), a copy of which has been made available to Buyer.

Order.  “Order” shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or (b) Contract with any Governmental Body entered into in connection with any Proceeding.

Ordinary Course of Business.  An action taken by or on behalf of a Party shall not be deemed to have been taken in the “Ordinary Course of Business” unless:

(a)such action is recurring in nature, is consistent with the past practices of such Party and is taken in the ordinary course of the normal day-to-day operations of such Party;

(b)such action is taken in accordance with sound and prudent business practices; and

(c)such action is not required to be authorized by the stockholders of such Party, the board of directors of such Party or any committee of the board of directors of such Party and does not require any other separate or special authorization of any nature.

Patents.  “Patents” shall mean all United States and foreign patents and applications, including any and all divisionals, continuations and continuations-in-part of the patents and patent applications therefor and reissues, reexaminations, restorations (including supplemental protection certificates) and extensions thereof.

Person.  “Person” shall mean any individual, Entity or Governmental Body.

Personal Data.  “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

Pre-Closing Period.  “Pre-Closing Period” shall mean the period from the date of this Agreement through the Closing Date.

Proceeding.  “Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or any arbitrator or arbitration panel.

Registered IP.  “Registered IP” shall mean all IP that is registered, filed, or issued under the authority of any Governmental Body, including all Patents, registered Copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

Regulatory Approval.  “Regulatory Approval” shall means all licenses, consents, permits, certificates, filings, registrations, notifications, franchises, concessions, authorizations, approvals, ratifications, permission, clearance, confirmation, endorsement, waiver, designation, rating or qualification issued, granted, given or otherwise made available by or under the authority of any Governmental Body or under the applicable Laws of any Governmental Body, including the approval by the FDA or any equivalent agency or Governmental Body outside the United States of America.

Regulatory Materials.  “Regulatory Materials” shall mean all Regulatory Approvals that are in the possession of or Controlled by, or held by or for a Party or any of its Affiliates  as of the Closing Date and which relate to or are used in connection with the Purchased Assets and/or the Assumed Liabilities, including all U.S. and foreign regulatory applications, filings, submissions and approvals (including all PMAs and foreign counterparts thereof, and all Governmental Bodies) for the Purchased Assets, and all correspondence with the FDA and other Governmental Authorities relating to the Purchased Assets, whether generated, filed or held by or for such Party or its Affiliates.

Related Party.  Each of the following shall be deemed to be a “Related Party”: (a) each individual who is, or who has at any time been, an officer of a Party hereto; (b) each member of the family of each of the individuals referred to in clause “(a)” above; and (c) any Entity (other than such Party) in which any one of the individuals referred to in clauses “(a)” and “(b)” above holds or held (or in which more than one of such individuals collectively hold or held), beneficially or otherwise, a controlling interest or a material voting, proprietary or equity interest.

Representatives.  “Representatives” shall mean, with respect to any Entity, the officers, directors, managers, employees, agents, attorneys, accountants, advisors, clinical investigators and representatives of such Entity, as applicable.

ReShape Business.  “ReShape Business” shall mean the business operations and activities related to the development, manufacturing, marketing and selling of the ReShape Products.

ReShape Inventory. “ReShape Inventory” shall mean the finished goods inventory of the ReShape Product for sale in the United States owned or held for use by ReShape or any of its Affiliates on the Closing Date, including the finished goods inventory described on Schedule 1.1(a).

ReShape Intellectual Property.  “ReShape Intellectual Property” shall mean the ReShape Patents, the ReShape Marks, and the ReShape Know-How.

ReShape Know-How.  “ReShape Know-How” shall mean all Know-How primarily related to the ReShape Business.

ReShape Marks.  “ReShape Marks” shall mean the Marks set forth on Schedule 1.1(c)(ii).

ReShape Patents.  “ReShape Patents” shall mean the Patents set forth on Schedule 1.1(c)(i).

ReShape Products. “ReShape Products” shall mean all of the products and services developed (or under development), manufactured, marketed or sold by ReShape, including: (a) all of the existing and prior versions of the Lap-Band® system, including the Lap-Band 2.0 FLEX, (b) all of the existing and prior versions of the Obalon® intragastric balloon system, (c) the ReShape Calibration Tubes™, (d) the Diabetes Bloc-Stim Neuromodulation (DBSN™) device, which is under development and not FDA approved or commercially available, (e) the ReShape Vest™, which is under development and not FDA approved or commercially available, (f) the ReShapeCare virtual health coaching program, (g) the ReShape Marketplace online store, (h) the ReShape Optimize supplements, and (i) any accessories related to any of the foregoing.

ReShape Regulatory Information. “ReShape Regulatory Information” shall mean (a) all correspondence and submissions by and between ReShape or any ReShape Affiliate and FDA primarily related to the Purchased Assets or ReShape Governmental Authorizations, including any reports, filings, or notices submitted to FDA to support, maintain or obtain such ReShape Governmental Authorizations; and (b) any clinical or non-clinical data concerning the Purchased Assets, including records and data concerning clinical studies and all data contained in any correspondence or submission described in clause (a).

Superior Proposal. “Superior Proposal” shall mean, with respect to ReShape, any bona fide written Acquisition Proposal with respect to such party made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (a) fifty percent (50%) or more of the assets of such party and its Subsidiaries, taken as a whole, or (b) fifty percent (50%) or more of the equity securities of such party, in each case on terms which the board of directors of such party determines in good faith (after consultation with such party’s financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by any third party in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by this Agreement and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party pursuant to Section 4.4.

Tax.  “Tax” shall mean any federal, state, local, or non-U.S. tax (including any income, franchise, capital gains, estimated, gross receipts, value-added, surtax, excise, ad valorem, transfer, stamp, sales, use, property, business, occupation, inventory, occupancy, license, lease, withholding or payroll tax), and other taxes, levies, duties, fees, imposts, assessments and charges in the nature of a tax , whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

Tax Return.  “Tax Return” shall mean any written or electronic return, declaration, notice, report, statement, election, information statement and document filed or required to be filed with respect to Taxes, including any amendments thereof, and any schedules and attachments thereto.

Third Party.  “Third Party” shall mean any Person other than the Parties hereto or any of their respective Affiliates.

Transactional Agreements.  “Transactional Agreements” shall mean: (a) the Agreement; (b) the Bill of Sale; (c) the Assignment Documents; (d) the Closing Certificate, and (e) the FIRPTA Certificate.

Transactions.  “Transactions” shall mean (a) the execution and delivery of the respective Transactional Agreements, and (b) all of the transactions contemplated by the respective Transactional Agreements, including: (i) the purchase and sale of the Purchased Assets in accordance with the Agreement; (ii) the assumption of the assumed liabilities pursuant to the Assumption Agreement; and (iii) the performance by the Parties hereto of their respective obligations under the Transactional Agreements, and the exercise by the Parties hereto of their respective rights under the Transactional Agreements.

Transfer Taxes.  “Transfer Taxes” means any statutory, governmental, federal, state, national, local, municipal, and foreign, documentary, real estate transfer, mortgage recording, sales, use, stamp, duty, registration, value-added, gross receipts, excise, and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred or that may be payable in connection with the sale or purchase of the Purchased Assets.

Annex C — Opinion of Maxim Group LLC

July 1st, 2024

The Board of Directors

ReShape Lifesciences Inc.

18 Technology Drive Suite 110

Irvine, CA 92618 USA

Members of the Board of Directors:

Maxim Group LLC (“Maxim”) understands that ReShape Lifesciences Inc., a Delaware corporation (the “Company” or “Reshape”), is considering a transaction whereby Vyome Therapeutics, Inc. (the “Merger Partner” or “Vyome”), will effect a merger involving the Company. Pursuant to a proposed Agreement and Plan of Merger (the “Merger Agreement”) to be entered into between the Merger Partner and the Company, (a) ReShape by use of a wholly owned merger subsidiary, shall merge it with and into Vyome , with Vyome surviving as a wholly-owned subsidiary of ReShape, and pursuant to which (i) each share of Vyome Common Stock outstanding at the Effective Time will be converted into the right to receive ReShape Shares, at the Exchange Ratio of 18.55 shares of ReShape (the “Exchange Ratio”) per voting common share of Vyome (“Merger Consideration Common Shares”) with ReShape Shareholders owning 8.7% of the common stock of the surviving entity after the Merger (ii) Each fractional share of Vyome stock which would have been received in the conversion, pursuant to the Exchange Ratio, will receive cash consideration in lieu of common stock. (iii) From and after the Effective Time, all such shares of Vyome Common Shares will cease to exist, and each applicable holder of such shares of Vyome Common Shares will cease to have any rights with respect thereto other than the right to receive the conversion share consideration. The terms and the conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of Company Common Stock (other than the Merger Partner or any of its affiliates) of the Exchange Ratio provided for in the proposed Merger.

For purposes of the opinion set forth herein, Maxim has, among other things: relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other documentation and information provided to, discussed with, or reviewed by us and has, with your and Vyome’s consent, relied on such information as being complete and accurate in all material respects, including any documentation and information originally produced by the Parties and provided by the Company and Vyome to Maxim;

1.	reviewed certain internal financial statements, analyses, forecasts (the “Merger Partner Forecasts”), and other financial and operating data relating to the business of the Merger Partner, in each case, prepared by management of the Merger Partner;
2.	discussed the past and current operations, financial condition and prospects of the Merger Partner, with management of the Merger Partner;
3.	compared the financial performance of the Merger Partner with that of certain publicly-traded companies which Maxim believes to be generally relevant;
4.	compared the financial terms of the Merger with the publicly available financial terms of certain transactions which Maxim believes to be generally relevant;
5.	reviewed a draft dated June 30, 2024 of the Merger Agreement; and
6.	conducted such other financial studies, analyses and investigations, and considered such other factors, as Maxim has deemed appropriate.

In arriving at our opinion, Maxim has assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied by the Merger Partner or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and has further relied upon the assurances of the management the Merger Partner that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading. Maxim has assumed with your consent that there are no material undisclosed liabilities of the Company or the Merger Partner for which adequate reserves or other provisions have not been made. Maxim has assumed the sale to a third party of ReShape assets for $5.2 million in cash immediately prior to closing. Maxim is not opining on the fairness of this sale of assets. The transaction includes a $1M cash payment to the holders of ReShape Series C Convertible Preferred Shares extinguish any and all rights of the the holders of the ReShape Series C Convertible Preferred Shares, including the right to convert to 10 shares of common stock for each share of preferred and the right to a change of control liquidation value. In addition to this $1M payment, if there is excess net cash above $1.5M at the close of the transaction, the series C convertible preferred shareholders will also receive that excess amount. Maxim is not opining on the fairness of this settlement. ,. With respect to the Merger Partner Forecasts, Maxim has assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Merger Partner as to the future financial performance of the Merger Partner and the other matters covered thereby and Maxim expresses no view as to the assumptions on which they are based. Maxim has relied without independent verification upon the assessment by the managements of the Company and of the Merger Partner of the timing and risks associated with the integration of the Company and the Merger Partner. In arriving at our opinion, Maxim has not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off- balance-sheet assets and liabilities) of the Company or the Merger Partner, nor has Maxim been furnished with any such valuations or appraisals, nor has Maxim assumed any obligation to conduct, nor has Maxim conducted, any physical inspection of the properties or facilities of the Company or the Merger Partner. In addition, Maxim has not evaluated the solvency of any party to the Merger Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. Maxim has assumed that the final Merger Agreement will not differ in any material respect from the form of Merger Agreement reviewed by us and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, Maxim has assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, the Merger Partner or the contemplated benefits expected to be derived in the proposed Merger. Maxim has relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Company Common Stock of the Exchange Ratio to be issued to the holders of the Merger Partner pursuant to the Merger Agreement. Maxim has not been asked to, nor does Maxim, offer any opinion as to any other term of the Merger Agreement, any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, Maxim expresses no opinion as to the fairness of the amount or nature of any compensation or payment to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, whether relative to the Exchange Ratio to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. Maxim does not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which Maxim understands the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may be available to the Company. Maxim was not requested to, and did not, explore alternatives to the transaction or solicit interest of any other parties in pursuing transactions with ReShape

Maxim has acted as an exclusive financial advisor to the Company pursuant to an agreement dated December 25, 2023, and upon the consummation of the Merger will be paid a cash fee of $1,500,000. In addition, in connection with providing this opinion, Maxim has received a fee for our services, a portion of which was paid upon the execution of the letter of engagement, dated June 19, 2024, and a significant portion of which was contingent upon the delivery of this opinion by Maxim to the Company. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. In the past two years prior to the date hereof, Maxim has had investment banking relationships with the Company, for which Maxim has received compensation. Maxim may in the future provide investment banking and other financial services to the Company and the Merger Partner and their respective affiliates and in the future may receive compensation for rendering such services. In the ordinary course of our business activities, Maxim may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or the Merger Partner or any of their respective affiliates.

This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to how such holder should vote, make any election or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which shares of the Company Common Stock or the Merger Partner Shares will trade at any time. In addition, Maxim expresses no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of the

Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and Maxim does not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, Maxim is of the opinion that, as of the date hereof, the Exchange Ratio to be issued to the holders of Merger Partner Common Stock (other than the Merger Partner or any of its affiliates) pursuant to the Merger Agreement is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

/s/ Maxim Group LLC

Annex D — ReShape Charter Amendment

CERTIFICATE OF SIXTH AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

RESHAPE LIFESCIENCES INC.

ReShape Lifesciences Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

A.

The name of this corporation is ReShape Lifesciences Inc. and the date on which the Restated Certificate of Incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware was October 12, 2016 (the “Restated Certificate of Incorporation”).

B.	The date on which the first amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was June 14, 2018.
C.	The date on which the second amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was July 24, 2019.
D.	The date on which the third amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was June 15, 2021.
E.	The date on which the fourth amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was June 15, 2021.
F.	The date on which the fifth amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was December 21, 2022.
G.

On                 , the Board of Directors of the Corporation has duly adopted resolutions proposing and declaring advisable that the Restated Certificate of Incorporation be further amended as set forth herein and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation and the stockholders of the Corporation approved the amendments set forth herein at a meeting duly called and held on                           .

H.

This certificate of sixth amendment (the “Certificate of Sixth Amendment”) to the Restated Certificate of Incorporation herein certified was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

I.	This Certificate of Sixth Amendment to the Restated Certificate of Incorporation shall be effective at p.m. Eastern Time on .
J.	The Restated Certificate of Incorporation is hereby further amended to amend and restate ARTICLE I in the form below:

“The name of the corporation is Vyome Holdings, Inc. (the “Corporation”).”

K.	The Restated Certificate of Incorporation is hereby further amended to amend and restate paragraph 3 of ARTICLE VI in the form below

MATTERS RELATING TO THE BOARD OF DIRECTORS

1.	General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.
2.	Election of Directors. Election of Directors need not be by written ballot unless the By-laws of the Corporation (the “By-laws”) shall so provide.
3.	Number of Directors; Term of Office.
(i)

Board of Directors Composition: The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors; provided the Board of Directors shall consist of at least one (1) member. The number of Directors of the Corporation shall initially consist of seven (7) Directors. The Board of Directors of the Corporation shall, unless determined otherwise by resolution duly adopted from time to time by the Board of Directors or pursuant to an agreement among stockholders, consist of: (a) two (2) directors to be designated by KKG Enterprises, LLC, including the Chairman of the Board of Directors, who shall initially be Krishna Gupta, and Frank Wisner; (b) two (2) directors to be designated by Shiladitya Sengupta, one of which shall initially be Shiladitya Sengupta and the other shall be Mohanjit Jolly; (c) the Chief Executive Officer, who shall be designated by Vyome Therapeutics, Inc., who shall initially be Venkateswarlu Nelabhotla; and (d) two (2) non-employee Directors, one of whom shall be designated by Vyome Therapeutics, Inc. and the other shall be designated by ReShape Lifesciences Inc. (such designee, the “ReShape Designee”), provided that the term of directorship of the ReShape Designee shall not exceed a period of two (2) years from the date of effectiveness of this Certificate of Sixth Amendment; provided that the director designation rights of KKG Enterprises, LLC and Shiladitya Sengupta shall at all times be proportionate to the voting power held by each of KKG Enterprises, LLC and Shiladitya Sengupta, as a percentage of the overall votes entitled to be cast in the election of directors, in compliance with the applicable listing rules of the exchange on which the Corporation’s stock is listed for trading.

Board Classification: The Directors shall be classified, with respect to the term for which they severally hold office, into three classes. The initial Class I Directors of the Corporation shall be Krishna Gupta (who shall be the Chairman of the Board of Directors initially), Frank Wisner and Shiladitya Sengupta; the initial Class II Directors of the Corporation shall be Venkateswarlu Nelabhotla and Dan W. Gladney; and the initial Class III Director(s) of the Corporation shall be the designee of Vyome Therapeutics, Inc. as specified under (i) (d) above and Mohanjit Jolly. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the Corporation to be held following the initial effectiveness of this Certificate of Sixth Amendment; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders of the Corporation following the initial effectiveness of this Certificate of Sixth Amendment; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders of the Corporation to be held following the initial effectiveness of this Certificate of Sixth Amendment. At each succeeding annual meeting of stockholders of the Corporation, beginning with the first annual meeting of stockholders of the Corporation following the initial effectiveness of this Certificate of Sixth Amendment, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders of the Corporation after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death, disqualification or removal.

4.

Vacancies. Any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal (provided that any Director may be removed only with cause) of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, or by a sole remaining Director then in office, and not by the stockholders of the Corporation; provided that the stockholder having the right to designate the director whose vacancy is being filled shall have the right to designate an individual to fill such vacancy on the Board of Directors and the Board of Directors shall take such actions as may be necessary to ensure the appointment of such designee to fill such vacancy on the Board. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. When the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI, Section 4 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of

Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, ReShape Lifesciences Inc. has caused this Certificate of Sixth Amendment to be executed by its duly authorized officer on this                         day of                             , 2025.

RESHAPE LIFESCIENCES INC.

By:
Name:
Title:	Chief Executive Officer

Annex E — Appraisal Rights

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex F — ReShape Seventh Amendment

CERTIFICATE OF SEVENTH AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

RESHAPE LIFESCIENCES INC.

ReShape Lifesciences Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

A. The name of this corporation is ReShape Lifesciences Inc. and the date on which the Restated Certificate of Incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware was October 12, 2016 (the “Restated Certificate of Incorporation”).

B. The date on which the first amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was June 14, 2018.

C. The date on which the second amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was July 24, 2019.

D. The date on which the third amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was June 15, 2021.

E. The date on which the fourth amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was June 15, 2021.

F. The date on which the fifth amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was December 21, 2022.

G. The date on which the sixth amendment to the Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was September 23, 2024.

H. On [●], 202[●], the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable that the Restated Certificate of Incorporation be further amended as set forth herein and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation and the stockholders of the Corporation approved the amendments set forth herein at a meeting duly called and held on [●], 202[●].

I. This certificate of seventh amendment (the “Certificate of Seventh Amendment”) to the Restated Certificate of Incorporation herein certified was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

J. This Certificate of Seventh Amendment to the Restated Certificate of Incorporation shall be effective at [●] Eastern Time on [●], 202[●].

K. The Restated Certificate of Incorporation is hereby further amended to amend and restate paragraph 3 of ARTICLE IV in the form below:

F-1

“3. Reverse Stock Split.

Upon the effectiveness of the filing of this Certificate of Seventh Amendment (the “Effective Time”), each share of the Corporation’s common stock, $0.001 par value per share (the “Old Common Stock”), either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the Effective Time, will be automatically reclassified (without any further act) into a smaller number of shares such that each [●] ([●]) shares of Old Common Stock issued and outstanding or held by the Company as treasury stock immediately prior to the Effective Time is reclassified into one share of Common Stock, $0.001 par value per share, of the Corporation (the “New Common Stock”). The Corporation shall not issue fractional shares of New Common Stock. The reverse stock split shall not increase or decrease the amount of stated capital or paid-in surplus of the Corporation, provided that any fractional share that would otherwise be issuable as a result of the reverse stock split shall be rounded up to the nearest whole share of New Common Stock. The reverse stock split shall also not increase or decrease the authorized shares of Common Stock or Preferred Stock as set forth in ARTICLE IV, Section 1 hereof. As soon as practicable following the Effective Time, the Corporation will cause the Corporation’s exchange agent and registrar to issue new book entries representing the number of shares of the New Common Stock into which such shares of Old Common Stock shall have been reclassified.”

[SIGNATURE PAGE FOLLOWS]

F-2

IN WITNESS WHEREOF, ReShape Lifesciences Inc. has caused this Certificate of Seventh Amendment to be executed by its duly authorized officer on this [●] day of [●], 202[●].

RESHAPE LIFESCIENCES INC.

By:
Name:	Paul F. Hickey
Title:	President and Chief Executive Officer

F-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors of ReShape.

ReShape is a Delaware corporation. Section 102(b)(7) of the DGCL (“Section 102(b)(7)”) allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer, except for liability for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock purchases or redemptions in the case of a director, for any transaction from which the director or officer derived an improper personal benefit, or, in the case of an officer, any action by or in the right of the corporation.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

As permitted by Section 102(b)(7), the ReShape charter contains a provision eliminating the personal liability of a director to ReShape or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

The ReShape bylaws provide that ReShape shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of ReShape (or its predecessors), or is or was serving at the request of ReShape or its predecessors as a member of the board of directors, officer or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (an “indemnitee”), to the fullest extent authorized by the DGCL against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith, provided such indemnitee acted in good faith and in a manner that the indemnitee reasonably believed to be in or not opposed to the best interests of ReShape and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. If and to the extent that the DGCL requires, an advance of expenses incurred by an indemnitee shall be made only upon delivery to ReShape of an undertaking (an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no appeal that such indemnitee is not entitled to be indemnified for such expenses.

ReShape shall, at the sole cost of the Combined Company, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time of the Merger for the persons who were covered by the existing directors’ and officers’ liability insurance and fiduciary liability insurance of ReShape at the time of the Merger Agreement, with terms, conditions, retentions and levels of coverages at least as favorable as such ReShape insurance, with respect to matters existing or occurring at or prior to the Effective Time of the Merger.

The Combined Company shall indemnify, defend and hold harmless each present and former (as of the Effective Time of the Merger) director, officer and employee of ReShape and Vyome, each present and former director, member of the board of directors, officer and employee of any of their respective subsidiaries, and any fiduciary under any ReShape or Vyome benefit plan (in each case, acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including attorney’s fees and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a director, officer, employee or fiduciary of ReShape or Vyome or a member of the board of directors, officer, employee or fiduciary of any of its respective subsidiaries or a fiduciary under any ReShape or Vyome benefit plan, whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent that ReShape or Vyome, as applicable, would have been permitted under applicable law and the applicable organizational documents in effect on the date of the Merger Agreement.

Item 21. Exhibits and Financial Statements.

(a)A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)The undersigned registrant hereby undertakes:

(i)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A)to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B)to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(C)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(iv)That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(i)The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii)The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit	Description

2.1*

Agreement and Plan of Merger, dated as of July 8, 2024, by and among ReShape Lifesciences Inc., Vyome Therapeutics Inc. and Raider Lifesciences Inc. (included as Annex A to the proxy/information statement-prospectus included in this registration statement).

2.2*

Asset Purchase Agreement, dated as of July 8, 2024, by and between ReShape Lifesciences Inc. and Ninjour Health International Limited (included as Annex B to the proxy/information statement-prospectus included in this registration statement).

2.3*†

Agreement and Plan of Merger, dated as of January 19, 2021, by and among Obalon Therapeutics, Inc. Optimus Merger Sub, Inc., and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2021).

3.1†

Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Obalon’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on September 26, 2016).

3.2†

Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Obalon’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 14, 2018).

3.3†

Certificate of Second Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Obalon’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 24, 2019).

3.4†

Third Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2021).

3.5†

Fourth Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2021).

3.6†

Fifth Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2022).

3.7†

Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by the Company on June 15, 2021).

3.8†

Amended and Restated Bylaws, effective as of January 16, 2024 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2024).

4.1†

Form of Common Warrant (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed by with the Securities and Exchange Commission on February 3, 2023).

4.2†

Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 27, 2023).

4.3†

Form of Underwriters’ Warrant (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 27, 2023).

4.4†

Form of Warrant Agency Agreement between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 27, 2023).

4.5†	Form of Common Stock Purchase Warrant and form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on April 26, 2023).
4.6†	Form of Common Stock Purchase Warrant and form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on April 26, 2023).
4.7†

Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 27, 2023).

4.8†

Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 27, 2023).

4.9†

Form of Placement Agent’s Common Stock Purchase Warrant issued October 3, 2023 (incorporated by reference to Exhibit No. 4.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2023).

4.10†	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2022).
4.11†	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2022).

Exhibit	Description

4.12†	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2022).
4.13†

Form of Series A Common Stock Purchase Warrant issued November 28, 2018 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2018).

4.14†

Form of Pre-Funded Common Stock Purchase Warrant issued November 28, 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2018).

4.15†

Form of Placement Agent’s Common Stock Purchase Warrant issued November 28, 2018 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2018).

4.16†

Form of Common Stock Purchase Warrant issued September 20, 2018 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2018).

4.17†

Form of Placement Agent’s Common Stock Purchase Warrant issued September 20, 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2018).

4.18†

Form of Common Stock Purchase Warrant issued August 3, 2018 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2018).

4.19†

Form of Placement Agent’s Common Stock Purchase Warrant issued August 3, 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2018).

4.20†

Form of Common Stock Purchase Warrant issued July 12, 2018 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2018).

4.21†

Form of Placement Agent’s Common Stock Purchase Warrant issued July 12, 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2018).

4.22†

Form of Common Stock Purchase Warrant issued June 21, 2018 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2018).

4.23†

Form of Placement Agent’s Common Stock Purchase Warrant issued June 21, 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2018).

4.24†

Form of Common Stock Purchase Warrant issued June 8, 2018 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2018).

4.25†

Form of Placement Agent’s Common Stock Purchase Warrant issued June 8, 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2018).

4.26†

Form of Common Stock Purchase Warrant issued April 3, 2018 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2018).

4.27†	Form of Warrant, dated August 16, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 16, 2017).
4.28†

Form of Series C Warrant, dated as of July 8, 2015, by and between the Company and several accredited investors. (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 7, 2015 (File No. 1-33818)).

4.29†	Form of Warrant (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on November 5, 2015 (File No. 1-33818)).
4.30†

Form of Warrant to purchase shares of Common Stock. (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 filed on January 11, 2017 (File No. 333-213704)).

5.1±	Opinion of Fox Rothschild LLP as to the validity of the securities being registered.
8.1±	Opinion of Sichenzia Ross Ference Carmel LLP as to tax matters.
10.1†‡	2022 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2022).
10.2†‡

Second Amended and Restated 2003 Stock Incentive Plan, as amended on May 23, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2018).

Exhibit	Description

10.3†

Form of Securities Purchase Agreement, dated April 20, 2023, by and between ReShape Lifesciences Inc. and the Investor (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2023).

10.4†‡

Form of Stock Option Grant Notice and Stock Option Agreement under Second Amended and Restated 2003 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017).

10.5†

Exclusive License Agreement, dated September 19, 2023, by and between ReShape Lifesciences Inc. and Biorad Medysis Pvt. Ltd. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2023).

10.6†

Form of Indemnification Agreement entered into by and between the Company and each of its executive officers and directors. (Incorporated herein by reference to Exhibit 10.17 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 6, 2007.

10.7†‡

Employment Agreement, dated November 1, 2022, by and between ReShape and Paul F. Hickey (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022).

10.8†‡

Executive Employment Agreement, dated October 29, 2019, by and between the Company and Thomas Stankovich (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2024).

10.9†‡

Retention Bonus Agreement, dated August 2, 2022, between the Company and Thomas Stankovich (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2022.

10.10†	Lease Agreement, dated March 13, 2023, by and between the Irvine Company LLC and the Company.
10.11†

Lease agreement, entered into January 20, 2017, by and between the Company and San Clemente Holdings, LLC (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 2018).

10.12†

Warrant Exercise Agreement, dated June 16, 2022, by and among ReShape Lifesciences Inc. and the investor party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2022).

10.13†

Form of Securities Purchase Agreement, dated November 8, 2022, by and between ReShape Lifesciences Inc. and the investor party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2022).

10.14†

Form of Warrant Amendment Agreement, dated November 8, 2022, by and between ReShape Lifesciences Inc. and the investor party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2022).

10.15

Agreement to Amend Series C Convertible Preferred Stock, dated as of July 8, 2024, by and among ReShape Lifesciences Inc. and holders of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024)

10.16

Form of Subscription Agreement by and between ReShape Lifesciences Inc. and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024)

10.17

Form of Voting and Support Agreement by and among ReShape Lifesciences Inc. and certain stockholders of Vyome Therapeutics, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024)

10.18

Amendment to Employment Agreement, dated July 8, 2024, by and between ReShape Lifesciences Inc. and Paul F. Hickey (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024)

10.19±	Form of Lock-Up Agreement entered into between ReShape Lifesciences Inc. and certain stockholders of Vyome Therapeutics, Inc.
10.20	Employment Agreement dated September 30, 2019 between Vyome Therapeutics, Inc. and Venkateswarlu Nelabhotla.
10.21	Employment Letter dated June 27, 2024 between Vyome Therapeutics, Inc. and Frank Wisner.
10.22	Consulting Agreement dated August 26, 2024 between Vyome Therapeutics, Inc. and Foresite Advisors, LLC.
10.23

Lease Agreement dated January 1, 2024 between Sita Gupta and Vyome Therapeutics Limited for the property located at ground floor, Industrial Property no. 465, FIE, Patparganj, New Delhi – 110092 India.

10.24

Lease Agreement dated January 1, 2024 between Sita Gupta and Vyome Therapeutics Limited for the property located at basement floor, Industrial Property no. 465, FIE, Patparganj, New Delhi – 110092 India.

Exhibit	Description

10.25

Renewal Service Agreement dated May 23, 2024 between Regus Management Group, LLC and Vyome Therapeutics, Inc. for the property located at 100 Overlook Center, 2nd Floor, Princeton, New Jersey – 08540, United States.

10.26

Office Service Agreement dated June 27, 2024 between Regus Management Group, LLC and Vyome Therapeutics, Inc. for the property located at Suite 301, 125 Cambridge Park Drive, Cambridge – 02140, United States.

10.27	Lease Agreement dated October 1, 2022 between Neeta Jain and Vyome Therapeutics Limited for the property located at C-4/201, Akshar Pavillion, Vadodara – 390021, India.
10.28	Lease Extension Letter dated September 5, 2023 between Neeta Jain and Vyome Therapeutics Limited for the property located at C-4/201, Akshar Pavillion, Vadodara – 390021, India.
21.1	Subsidiaries of ReShape Lifesciences Inc.
23.1±	Consent of Fox Rothschild LLP relating to opinion as to validity of the securities being registered (included in Exhibit 5.1 hereto).
23.2±	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 8.1 hereto).
23.3	Consent of RSM US LLP, former Independent Registered Public Accounting Firm of ReShape.
23.4	Consent of Kreit & Chiu CPA LLP, Independent Registered Public Accounting Firm of Vyome.
24.1	Power of Attorney (included on the signature page to this registration statement).
99.1±	Form of Proxy Card to be used by holders of common stock of ReShape Lifesciences Inc.
99.3±	Consent of Maxim Group LLC.
99.5	Consent of Krishna K. Gupta to be named as a director.
99.6	Consent of Venkat Nelabhotla to be named as a director.
99.7	Consent of Shiladitya Sengupta to be named as a director.
99.8	Consent of Mohanjit Jolly to be named as a director.
99.9	Consent of Frank Wisner to be named as a director.
99.10	Consent of Dan W. Gladney to be named as a director.
107	Calculation of Filing Fee Table
*	The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
†	Incorporated by reference and not filed herewith.
‡	Management contract or compensatory plan or arrangement.
±	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on October 1, 2024.

RESHAPE LIFESCIENCES INC.

By:	/s/ Paul F. Hickey
Paul F. Hickey
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul F. Hickey and Thomas Stankovich, and each of them, either of whom may act without the joinder of the other as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Capacity	Dates
/s/ Paul F. Hickey	President and Chief Executive Officer and Director (Principal Executive Officer)	October 1, 2024
Paul F. Hickey

	Chief Financial Officer (Principal Financial and Accounting Officer)	October 1, 2024
/s/ Thomas Stankovich
Thomas Stankovich

/s/ Gary D. Blackford	Director	October 1, 2024
Gary D. Blackford

/s/ Dan W. Gladney	Director	October 1, 2024
Dan W. Gladney

/s/ Lori C. McDougal	Director	October 1, 2024
Lori C. McDougal

/s/ Arda Minocherhomjee	Director	October 1, 2024
Arda Minocherhomjee